Form 20-F
period 2022-12-31
Brera Holdings PLC
filed 2023-05-01
CIK 1939965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41606

Brera Holdings PLC

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

(Address of principal executive offices)

Daniel J. McClory, Executive Chairman

Tel: +39 02 72605550

Email: info@breraholdings.com

Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class B Ordinary Shares, nominal value $0.005 per share	BREA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,700,000 Class A Ordinary Shares, nominal value $0.005 per share, and 2,205,000 Class B Ordinary shares, nominal value $0.005 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

Annual Report on Form 20-F

Year Ended December 31, 2022

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “us,” “our,” “the Company,” “our company,” or “Brera Holdings” are to Brera Holdings PLC, including its subsidiaries.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, nominal value $0.005 per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, nominal value $0.005 per share.

●	“Nasdaq” are to the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC.

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“Commission” are to the Securities and Exchange Commission.

●	“football” are to the sport commonly referred to as “soccer” in the United States.

●	“Brera Milano” and “KAP” are to Brera Milano S.r.l., formerly KAP S.r.l., an Italian limited liability company (società a responsabilità limitata), which is our wholly-owned subsidiary.

●	“Fudbalski Klub Akademija Pandev,” “FKAP,” and “Akademija Pandev” are to Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia, which is our 90%-owned subsidiary.

●	“FIFA” are to the Federation Internationale de Football Association, or International Federation of Association Football, the international governing body of association football.

●	“CONIFA” are to the Confederation of Independent Football Associations, the international governing body for association football teams that are not affiliated with FIFA.

●	“UEFA” are to the Union of European Football Associations, the governing body of European football and the umbrella organization for 55 national associations.

●	“FIGC” are to the Federazione Italiana Giuoco Calcio, or Italian Football Federation, the governing body of football in Italy and organizes the Italian football league.

●	“NOIF” are to the Norme organizzative interne della FIGC, or Internal Organizational Rules of the FIGC, the rules that govern all aspects of Italian football.

●	“Italian football” are to the Italian football league system, which consists of nine national and regional tournament levels, the first three being professional, while the remaining six are amateur, from highest level to lowest level are: Serie A, Serie B, Serie C, Serie D, Eccellenza, Promozione, Prima Categoria, Seconda Categoria, and Terza Categoria.

●	“FCD Brera,” “Brera FC,” “Brera Calcio” and “third team of Milan” are to the “Brera Football Club”.

●	“first team” are to the players selected to play for the most senior team in a football club.

●	“FENIX Trophy” are to the FENIX Trophy, which is a non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022 and was organized by Brera FC. “FENIX” is intended to be an acronym for “Friendly European Non-professional Innovative Xenial”.

In this Annual Report, references to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States, all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union, and all references to “MKD” are to the legal currency of North Macedonia. Our reporting currency and our functional currency is EUR euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain EUR euros into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EUR euros into U.S. dollars in this Annual Report were made at a rate of €0.9346 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 30, 2022. On April 21, 2023, the noon buying rate for EUR euros was €0.9113 per $1.00. No representation is made that the EUR euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or EUR euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2022, 2021 and 2020 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is December 31.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity and competitive success of Brera FC;

●	our ability to maintain strong relationships with our fans, supporters and sponsors;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our Class B Ordinary Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Our Business and Industry

●	Our business is substantially dependent on the popularity and/or competitive success of our acquired teams, which cannot be assured.

●	We had a concentration of credit risk because we derived our revenue from a limited number of customers.

●	We source our materials from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

●	If we are unable to maintain and enhance our brand and reputation, or if events occur that damage our brand and reputation, our ability to expand our fanbase, sponsors, and commercial partners or to sell significant quantities of our services may be impaired.

●	Our business is dependent upon our ability to attract players and staff, including management, recruiters, and coaches for our acquired clubs.

●	Injuries to, and illness of, players in our acquired clubs could hinder our success.

●	We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

●	It may not be possible to renew or replace key commercial and sponsorship agreements on similar or better terms or attract new sponsors.

●	There could be a decline in the popularity of football.

●	Our business is subject to seasonal fluctuations and our operating results and cash flow can vary substantially from period to period.

●	We operate in a highly competitive market and there can be no assurance that we will be able to compete successfully.

●	Our digital media strategy may not generate the revenue we anticipate.

●	Our operations and operating results have been, and may continue to be, materially impacted by the COVID-19 pandemic and government and league actions taken in response.

Risks Related to the Ownership of Our Class B Ordinary Shares

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	We may not be able to maintain a listing of our Class B Ordinary Shares on Nasdaq.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class B Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management named in this Annual Report.

●	Provisions of our constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our Class B Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Ordinary Shares.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Ordinary Shares could decline.

●	If our Class B Ordinary Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

Risks Related to Our Business and Industry

Our business is substantially dependent on the popularity and/or competitive success of our acquired teams, which cannot be assured.

Our financial results are dependent on, and are expected to continue to depend in large part on, the football clubs we acquire remaining popular with their fanbases and, in varying degrees, on each club’s first team achieving competitive success, which can generate fan enthusiasm, resulting in sustained ticket, premium seating, suite, food and beverage and merchandise sales during the season. Competitive success can also lead to revenues related to access to continental (mainly European) competitions, the transfer market for the footballers we develop, and sponsorships. However, due to the sheer unpredictability of the on-the-pitch results, which do not strictly depend on the amount invested in the club, there can be no assurance that Brera-controlled clubs will achieve competitive success and ultimately thereby generate substantial increased revenues from related rights.

We believe that the past performance and proficiency of our first and currently only team under management, Brera FC, would not, due to its amateur club status, provide a meaningful indicator of interest from fans, sponsors, consulting clients, investors, or others in either Brera FC or the professional clubs that we plan to acquire or manage, or our football management abilities in general. We view Brera FC’s role in our business as one of supporting our primary revenue-generating initiatives, and do not expect significant direct revenue to be generated by its performance. We therefore believe that its performance record would not affect our ability to win professional European football competitions, professionally train players for the transfer market, win sponsorship opportunities, and enter into consulting service agreements. However, we cannot guarantee that the prior history and performance of Brera FC will not adversely our business plans to the extent that they may in fact affect such interest or act as an accurate indicator of our football club management and related revenue-generating abilities.

The competitive record for our acquired club, Brera FC, is mixed. Due to repeated relegations from season losses, we have gradually fallen from the Serie D, or highest amateur Italian football league level, to Seconda Categoria, the second-lowest level. We may therefore face substantial challenges in overcoming our history of competitive defeats in order to win crucial fan loyalty and related revenues, attract or retain talented players and coaching staff, convince sponsors to view our club association as an asset, or gain consulting work. Brera FC recently promoted and participated in the FENIX Trophy, a newly formed non-professional pan-European football tournament recognized by the Union of European Football Associations (UEFA), which inaugurally ran from September 2021 to June 2022 and was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other football clubs; however, this inaugural tournament is not guaranteed to succeed in any of these aims or, even if it does, to continue to do so in the future. Moreover, there can be no assurance that Brera FC will maintain or increase in popularity and therefore play a supportive role for our revenue-generating initiatives. Without such revenues, our results of operations and financial condition will be severely impacted, and you may lose most or all of the value of your investment in our Class B Ordinary Shares.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended December 31, 2021, we had 11 customers, among which three customers accounted for 45%, 21% and 10%, respectively, of our revenue, or 75% of revenue in aggregate. For the year ended December 31, 2022, we had 6 customers, among which 1 customer accounted for 74% of our revenue. As a result, our credit risk in respect of accounts receivable was concentrated in 3 customers and 1 customer accounting for at least 10% of revenue for each of the years ended December 31, 2021 and 2022, respectively. In order to minimize the credit risk, our management has created a team responsible for the determination of credit limits and credit approvals for our customers. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We source our services from a limited number of service suppliers. If we lose one or more of these service suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

Four and three service suppliers each accounted for over 10% of our total cost of revenue, representing 88% and 56% of our cost of revenue for the years ended December 31, 2022 and 2021, respectively. If we lose service suppliers and are unable to swiftly engage new service suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different service supplier on short notice. While we are actively searching for and negotiating with new service suppliers, there is no guarantee that we will be able to locate appropriate new service suppliers or service supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

If we are unable to maintain and enhance our brand and reputation, or if events occur that damage our brand and reputation, our ability to expand our fanbase, sponsors, and commercial partners or to sell significant quantities of our services may be impaired.

The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our fanbase, sponsors and commercial partners. To be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For example, we must increase the amount of media coverage we receive in order to expand our fanbase and brand awareness. Unfavorable publicity regarding the competition performances of any of our acquired clubs or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. Our brand may also be adversely affected if our public image or reputation is tarnished by negative social media campaigns or poor reviews of our services, events or fan experiences. In addition, events in the football industry as whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our fanbase and related revenues may decline. Damage to our brand or reputation or loss of our fans’ commitment for any of these reasons could impair our ability to expand our fanbase, and increase crucial revenues from ticket, premium seating, suite, sponsorship, food and beverage and merchandise sales, which may have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. We cannot assure you that such investments will be successful. Failure to successfully maintain and enhance the Brera brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business is dependent upon our ability to attract players and staff, including management, recruiters, and coaches for our acquired clubs.

We are highly dependent on our players and members of our staff, such as our management, recruiters, and coaches. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain high quality staff, especially recruiters with local connections and networks, is critical to our success in attracting talented players for our acquired clubs, and, consequently, critical to our business, results of operations, financial condition and cash flow. If we fail to attract talented players for our acquired clubs and youth system, we will be unable to engage in the global transfer market and it will limit our ability to compete and potentially win significant revenue in UEFA and other regional competitions. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. Our failure to attract key personnel could have a negative impact on our ability to effectively manage and grow our business.

Injuries to, and illness of, players in our acquired clubs could hinder our success.

To the degree that our financial results are dependent on our acquired club’s popularity and/or competitive success, the likelihood of achieving such popularity or competitive success may be substantially impacted by serious and/or untimely injuries to or illness of key players. Our strategy is to maintain squads of first team players sufficient to mitigate the risk of player injuries or illnesses. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury or illness, and as a result such injury or illness may affect the performance of our acquired clubs. In addition, even with team and league-wide health and safety precautions in place and compliance with governmental guidance and other COVID-19 protocols we may adopt, our players may nevertheless contract COVID-19 and, as a result, our ability to participate in games may be substantially impacted. Replacement of an injured or ill player may result in an increase in our salary expenses.

We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful.

We may explore opportunities to purchase or invest in other businesses, football clubs or assets that we believe will complement, enhance or expand our current business or that might otherwise offer us growth opportunities. In connection with our anticipated acquisitions of clubs outside Italy, different cultures, languages, and traditions, or political instability, could have material adverse effects on our business plans. As a result, our strategy of providing access to football talent from outside Western Europe could be unsuccessful.

Any transactions that we are able to identify and complete may involve risks, including the commitment of significant capital, the incurrence of indebtedness, the payment of advances, the diversion of management’s attention and resources, litigation or other claims in connection with acquisitions or against companies we invest in or acquire, our lack of control over certain joint venture companies and other minority investments, the inability to successfully integrate such business into our operations or even if successfully integrated, the risk of not achieving the intended results and the exposure to losses if the underlying transactions or ventures are not successful.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand and products on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our brand internationally, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

It may not be possible to renew or replace key commercial and sponsorship agreements on similar or better terms or attract new sponsors.

Our commercial revenue for each of the years ended 2022 and 2021 represented a major part of our total revenue. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all.

If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our commercial and sponsorship revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the other football clubs in Italy and Europe.

As part of our business plan, we intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and service categorized approach, which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We cannot assure you that we will be successful in implementing our business plan or that our commercial and sponsorship revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

The performance of the Company’s acquired professional football clubs in UEFA and other tournaments will be material to the Company’s results. Therefore, any failure for these teams to compete and earn sufficient prizes and sponsor interests as a result of any failure by us to supervise and manage these teams would have a material adverse effect on our business plans and results of operations.

An economic downturn and adverse economic conditions may harm our business.

The recent economic downturn and adverse conditions in Italy and global markets may negatively affect our operations in the future. Our revenue in part depends on personal disposable income and corporate marketing and hospitality budgets. Further, our sponsorship and commercial revenue are contingent upon the expenditures of businesses across a wide range of industries, and as these industries continue to cut costs in response to the economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our commercial and sponsorship revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

There could be a decline in the popularity of football.

There can be no assurance that football will retain its popularity as a sport around the world or its status in Italy as the most popular sport. Any decline in football’s popularity could result in lower ticket sales, sponsorship revenue, a reduction in the value of our players or our brand, or a decline in the value of our securities, including our Class B Ordinary Shares. Any one of these events or a combination of such events could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business is subject to seasonal fluctuations and our operating results and cash flow can vary substantially from period to period.

Our revenues and expenses have been seasonal, and we expect they will continue to be seasonal. Due to the playing season, revenues from our business are typically concentrated in the third and fourth fiscal quarters of each fiscal year ended December 31. As a result, our operating results and cash flow reflect significant variation from period to period and will continue to do so in the future. Therefore, period-to-period comparisons of our operating results may not necessarily be meaningful and the operating results of one period are not indicative of our financial performance during a full fiscal year. This variability may adversely affect our business, results of operations and financial condition.

We operate in a highly competitive market and there can be no assurance that we will be able to compete successfully.

We face competition from other football clubs not only in Italy and Europe, but on a global scale. Many of those football clubs are larger, more experienced and better funded than us, which enables them to acquire top players and coaching staff and could result in improved performance from those teams in domestic and European competitions. In addition, from a commercial perspective, we actively compete across many different industries and within many different markets. We believe our primary sources of competition, both in Europe and internationally, include, but are not limited to:

●	other businesses seeking corporate sponsorships and commercial partners such as sports teams, other entertainment events and television and digital media outlets;

●	providers of sports apparel and equipment seeking retail, merchandising, apparel and product licensing opportunities;

●	digital content providers seeking consumer attention and leisure time, advertiser income and consumer e-commerce activity; and

●	other types of television programming seeking access to broadcasters and advertiser income.

All of the above forms of competition could have a material adverse effect on any of our revenue streams and our overall business, results of operations, financial condition and cash flow.

Our digital media strategy may not generate the revenue we anticipate.

We maintain contact with, and provide entertainment to, our global fanbase through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the future revenue and income potential of our new media business is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

●	our digital media strategy will require us to provide offerings such as video on demand, highlights and international memberships that have not previously been a substantial part of our business;

●	our ability to retain our current global fanbase, build our fanbase and increase engagement with our followers through our digital media assets;

●	our ability to enhance the content offered through our digital media assets and increase our subscriber base;

●	our ability to effectively generate revenue from interaction with our followers through our digital media assets;

●	our ability to attract new sponsors and advertisers, retain existing sponsors and advertisers and demonstrate that our digital media assets will deliver value to them;

●	our ability to develop our digital media assets in a cost effective manner and operate our digital media services profitably and securely;

●	our ability to identify and capitalize on new digital media business opportunities; and

●	our ability to compete with other sports and other media for users’ time.

Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.

Exchange rate fluctuations could negatively affect our financial condition.

Although we operate globally, our consolidated financial statements are presented in euros. In addition to conducting business in the European Union, we also operate in North America and the UK. Therefore, we have revenues and expenses denominated in euros, U.S. dollars, and British pound sterling, among others. As a result, our business and share price may be affected by fluctuations between, the euro and the U.S. dollar and the euro and the British pound sterling, which may have a significant impact on our reported results of operations and cash flows from period to period.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations may not offer the same level of protection to intellectual property rights holders as those in Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property, and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees’ use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our operations and operating results have been, and may continue to be, materially impacted by the COVID-19 pandemic and government and league actions taken in response.

As discussed in the “Business Overview” section of this Annual Report, our business depends on the activities of our acquired clubs. Due to the global COVID-19 pandemic, for our acquired club Brera FC, the 2019-20 and 2020-21 season championships were suspended, and as a result, virtually all of our business operations were suspended.

While capacity limitations were eased for the end of 2021-22 season, a resurgence in the COVID-19 pandemic, such as the Omicron variant, or another major epidemic or pandemic could impact future seasons. Accordingly, no assurances can be made as to whether and when the 2022-23 seasons will occur, the number of games played for the 2022-23 seasons, or if the games will be played with any in-arena audiences or without limited-capacity in-arena audiences. Additionally, it is unclear whether and to what extent COVID-19 and related concerns will impact the demand for attending those games and for our sponsorship, tickets and other premium inventory.

Given that our acquired clubs may operate in various countries, with different levels of emergency and response to COVID-19, it is not predictable whether in the future a resurgence of the COVID-19 pandemic will have severe repercussions on the sports sector and alter our clubs’ season and course of business.

As a result of a resurgence in COVID-19, such as the Omicron variant, our business could be subject to additional governmental regulations and/or league determinations, including updated COVID-19 protocols for the 2022-23 seasons, which could have a material impact on our business.

Even with additional protective measures to provide for the health and safety of all of those in attendance, including compliance with governmental requirements, league restrictions, and other measures we may adopt, there can be no assurances that players, fans attending games or vendors and employees will not contract COVID-19. Any such occurrence could result in litigation, legal and other costs and reputational risk that could materially impact our business and results of operations. In addition, such additional measures will increase operating expenses.

In addition, the spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Italian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee or player resources. In addition, our operations could be disrupted if any of our employees or players were suspected of having COVID-19, which could require quarantine of some or all such employees or players or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Annual Report, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Risks Related to the Ownership of Our Class B Ordinary Shares

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Ordinary Shares, which will limit or preclude other shareholders’ ability to influence corporate matters, and their interests may conflict with the interests of the Class A Ordinary shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are authorized to issue any number of classes of preferred shares. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. Our Class B Ordinary Shares were listed and began trading on the Nasdaq Capital Market on January 27, 2023, under the symbol “BREA.” Prior to the listing, there was no public market for our ordinary shares.

As of the date of this Annual Report, our founders, the holders of our outstanding Class A Ordinary Shares, collectively held approximately 95.4% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Alessandro Aleotti, our Chief Strategy Officer and a director; Leonardo Aleotti, the adult son of Alessandro Aleotti; Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; Marco Sala, a former director; and Niteroi Spa, which is controlled by Adrio Maria de Carolis, a former director.

Alessandro Aleotti, Chief Strategy Officer and a director, Daniel Joseph McClory, Executive Chairman and a director, and Adrio Mario de Carolis directly or indirectly control approximately 31.6%, 28.5% and 31.0% of all voting rights as of the date of this Annual Report, respectively. Therefore, each of these beneficial owners may have controlling voting power.

Our key officers and directors collectively beneficially own approximately 46.9% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 60.7% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

Our founders collectively and our key officers and director collectively have, and the Class A Ordinary Shareholders named above may have, the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our board and, through our board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which shareholders of our Class B Ordinary Shares might otherwise receive a premium for their shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class B Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class B Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class B Ordinary Shares.

We may not be able to maintain a listing of our Class B Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, our Class B Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Class B Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Class B Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Class B Ordinary Shares. The delisting of our Class B Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our quarterly operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above price you paid or at all. Our operating results and the trading price of our Class B Ordinary Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of our Class B Ordinary Shares;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class B Ordinary Shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class B Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

We have not declared or paid any cash dividends on any class of our ordinary shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act 2014 (as amended), or the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

Moreover, even if we are or become able to declare and pay dividends, we expect to retain all earnings, if any, generated by our operations for the development and growth of our business. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future.

As a result, the success of an investment in our Class B Ordinary Shares will depend upon any future appreciation in our value and investors may need to sell all or part of their holdings of Class B Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class B Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class B Ordinary Shares. If the price of our Class B Ordinary Shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Investors seeking cash dividends should not purchase Class B Ordinary Shares.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of our Class B Ordinary Shares, and, in turn, the dollar proceeds that holders receive from the sale of our Class B Ordinary Shares.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and to be implemented as from January 1, 2024.

In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.

Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our constitution or by resolution of our shareholders at a general meeting of shareholders or otherwise. However, we have opted out of these preemption rights in our constitution as permitted under Irish company law (for a period of five years). Thus, our board of directors will be permitted to issue up to all of our authorized but unissued share capital on a non-preemptive basis for cash consideration at any stage during the period of five years after the date of adoption of our constitution. In addition, even if the disapplication of preemption rights contained in our constitution expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

Most of the members of our board of directors and senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these directors, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

●	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

●	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether a final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons:

●	the judgment is not for a definite sum of money;

●	the judgment was obtained by fraud;

●	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

●	the judgment is contrary to Irish public policy or involves certain U.S. laws that will not be enforced in Ireland; or

●	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, we are principally governed by Irish law, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States.

Provisions of our constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our ordinary shares.

Our constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of ordinary shares, or could otherwise adversely affect the market price of our ordinary shares. For example, certain provisions of our constitution:

●	permit our board of directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;

●	permit our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in our best interests;

●	impose advance notice requirements for shareholder proposals and director nominations to be considered at annual shareholder meetings; and

●	require the approval of 75% of the votes cast at a general meeting of shareholders to amend or repeal any provisions of our constitution.

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of ordinary shares consider an offer to be beneficial and could delay or prevent an acquisition that our board of directors determines is in the best interest of the holders of ordinary shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. Furthermore, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in ordinary shares in certain circumstances.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”.

In the future, we may take advantage of these home country exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq and may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Irish law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors.

As of the date of this Annual Report, our founders, the holders of our outstanding Class A Ordinary Shares, collectively held approximately 95.4% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Alessandro Aleotti, our Chief Strategy Officer and a director; Leonardo Aleotti, the adult son of Alessandro Aleotti; Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; Marco Sala, a former director; and Niteroi Spa, which is controlled by Adrio Maria de Carolis, a former director.

Alessandro Aleotti, Chief Strategy Officer and a director, Daniel Joseph McClory, Executive Chairman and a director, and Adrio Mario de Carolis directly or indirectly control approximately 31.6%, 28.5% and 31.0% of all voting rights as of the date of this Annual Report, respectively. Therefore, each of these beneficial owners may have controlling voting power.

Our key officers and directors collectively beneficially own approximately 46.9% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 60.7% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

As a result, we are a “controlled company” under Nasdaq’s rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future as a controlled company. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Class B Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because we hold a substantial amount of cash as the result of our initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our ordinary shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our ordinary shares.

We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our annual reports or proxy statements, if any; we will provide only two years of financial statements; and we need not provide the table of selected financial data required for other public companies. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Class B Ordinary Shares less attractive to potential investors, which could make it more difficult for our shareholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on Nasdaq. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we have not yet determined to avail ourselves of this or other exemptions from Nasdaq requirements that are or may be afforded to smaller reporting companies, while we will seek to maintain our shares on Nasdaq in the future we may elect to rely on any or all of them. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our share price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of Nasdaq from which we will not be exempt, including minimum share price requirements.

Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline and would result in the dilution of your holdings.

Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our Class B Ordinary Shares. In all events, future issuances of our Class B Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Class B Ordinary Shares. In connection with our initial public offering, we, all of our directors and officers and Class A Ordinary Share shareholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months after our initial public offering. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our Class B Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our Class B Ordinary Shares.

Future issuances of debt securities, which would rank senior to our Class B Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our Class B Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Ordinary Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Class B Ordinary Shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of Class B Ordinary Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Class B Ordinary Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Class B Ordinary Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Ordinary Shares could decline.

The trading market for our Class B Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class B Ordinary Shares, changes their opinion of our Class B Ordinary Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class B Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause our Class B Ordinary Shares and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Class B Ordinary Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

If our Class B Ordinary Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our Class B Ordinary Shares is less than $5.00, our Class B Ordinary Shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Class B Ordinary Shares, and therefore shareholders may have difficulty selling their shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

We were incorporated pursuant to the laws of Ireland as Brera Holdings Limited, a private company limited by shares, on June 30, 2022, to become the holding company for Brera Milano S.r.l., an Italian limited liability company (società a responsabilità limitata), or Brera Milano. Brera Milano, the operating company and subsidiary of Brera Holdings Limited, was formed on December 20, 2016, and was named KAP S.r.l. until September 9, 2022. KAP was acquired by us on July 29, 2022. KAP was renamed Brera Milano S.r.l. on September 9, 2022. Brera Holdings Limited re-registered as an Irish public limited company and was renamed as Brera Holdings PLC on October 27, 2022. On April 28, 2023, we acquired 90% of the outstanding common shares of Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia on June 9, 2017, or Akademija Pandev or FKAP, which owns the football club of the same name that was founded in 2010.

Our corporate address and registered office are located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, DO4 C5Y6, Ireland. The phone number of our registered office is +353 1 237 3700.

Our agent for service of process in the United States is Cogency Global Inc.,122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102.

Our website can be found at www.breraholdings.com. Brera FC’s website is www.brerafc.com. The information contained on our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class B Ordinary Shares.

On July 18, 2022, we entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, a former director of Brera Holdings, Stefano Locatelli, Alessandro Aleotti, our Chief Strategy Officer and director, Christian Rocca, Sergio Carlo Scalpelli, our Chief Executive Officer and a director, and MAX SRL. We also agreed to contribute €253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a €253,821 liability indicated by its financial statements. On July 29, 2022, we executed the final deed of share transfer, paid €253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. As a result, the share transfer became effective under Italian law, and Brera Milano became our wholly-owned subsidiary.

On July 13, 2022, Brera Milano entered into a private deed with Alessandro Aleotti and Leonardo Aleotti in which Brera Milano agreed to purchase the trademarks “Brera” and “FENIX Trophy” for the cost of the trademarks’ registration.

On July 13, 2022, Brera Milano entered into a private deed with FCD Brera in which FCD Brera was granted the non-exclusive license to use the trademarks “Brera” and “FENIX Trophy” in connection with its football activities. Under the agreement, FCD Brera agreed to carry out certain requested sports activities relating to the trademarks in exchange for fees to be agreed between the parties. Costs attributable to the sports activities relating to the trademarks will be borne by FCD Brera, and revenues attributable to such activities will be recognized by Brera Milano. If appropriate fees cannot be agreed to in exchange for the requested sports activities, Brera Milano may decline to carry out the activities. Any costs that are sustained by FCD Brera in carrying out agreed-to sports activities in the manner requested by Brera Milano may be expensed to Brera Milano for reimbursement. FCD Brera may otherwise continue to operate independently of Brera Milano and the Company.

On July 14, 2022, we issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares in connection with the incorporation of Brera Holdings Limited, at an issue price of $0.005 per share, for a total consideration of $41,000. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our ordinary shares.

Shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Aggregate Purchase Price Paid
Daniel Joseph McClory, Executive Chairman and Director	2,500,000	-	$12,500
Niteroi Spa(1)	2,500,000	-	$12,500
Alessandro Aleotti, Chief Strategy Officer and Director	2,500,000	-	$12,500
Leonardo Aleotti(2)	250,000	-	$1,250
Marco Sala, former Director	350,000	-	$1,750
KAP Global Holding Limited(3)	-	100,000	$500

(1)	Niteroi Spa is an Italian joint-stock company. Niteroi Spa’s sole director is Adrio Maria de Carolis, a former director of Brera Holdings. Adrio Maria de Carolis is deemed to beneficially own the Class A Ordinary Shares owned by Niteroi Spa and has sole voting and dispositive powers over its shares. Niteroi Spa’s corporate office is Piazza San Giorgio 2, 20121 Milan MI, Italy.

(2)	Leonardo Aleotti is the adult son of Alessandro Aleotti, our Chief Strategy Officer and director.

(3)	KAP Global Holding Limited is a Hong Kong limited company. KAP Global Holding Limited’s director is Stefano Locatelli. Marco Sala, Stefano Locatelli, Sergio Carlo Scalpelli, our Chief Executive Officer and director, Alessandro Aleotti, our Chief Strategy Officer and director, Massimo Ferlini and Christian Rocca as members of KAP Global Holding Limited are deemed to beneficially own the Class B Ordinary Shares owned by KAP Global Holding Limited and have voting and dispositive powers over its shares. KAP Global Holding Limited’s registered office is located at Room 903, 9/F., Kodak House II, 39 Healthy Street East, Quarry Bay, Hong Kong.

On September 21, 2022, Daniel Joseph McClory, our Executive Chairman and director, surrendered his 2,500,000 Class A Ordinary Shares and we issued 2,250,000 Class A Ordinary Shares to Pinehurst Partners LLC, whose sole beneficial owner is Daniel Joseph McClory, 200,000 Class B Ordinary Shares to Lucia Giovannetti, and 50,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, for $11,250, $1,000 and $250, respectively.

On October 5, 2022, Marco Sala surrendered 250,000 of his Class A Ordinary Shares, Daniel Joseph McClory surrendered 250,000 of his Class B Ordinary Shares and we issued 50,000 Class A Ordinary Shares to each of Daniel Joseph McClory and Alessandro Aleotti, our Chief Strategy Officer and director, and 50,000 Class B Ordinary Shares to each of Alberto Libanori, our director, Pietro Bersani, our director, Goran Pandev, our director, and Sergio Carlo Scalpelli, our Chief Executive Officer and director, for aggregate purchase prices of $250 each, and 250,000 Class B Ordinary Shares to Grant McClory, Daniel Joseph McClory’s adult son, for $1,250.

On November 11, 2022, we issued 100,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, and 50,000 Class B Ordinary Shares to Sergio Carlo Scalpelli, our Chief Executive Officer and director, for $500 and $250, respectively.

On July 22, 2022, September 19, 2022, October 7, 2022, October 26, 2022, and November 4, 2022, we conducted private placements of Class B Ordinary Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,505,000 Class B Ordinary Shares at $1.00 per share for a total of $1,505,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Ordinary Shares, subject to certain exceptions. Boustead Securities, LLC, or Boustead, acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $105,350, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $15,050, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 105,350 Class B Ordinary Shares, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Recent Developments

Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of $5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of $4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA.” The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for $5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and Class A Ordinary Shares shareholders, have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 12 months without the prior written consent of the Representative.

Entry into a Letter of Intent with Fudbalski Klub Akademija Pandev

On February 13, 2023, we entered into a binding letter of intent (the “Letter of Intent”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company or Brera Milano.

Pursuant to the Letter of Intent, the Company, FKAP and the FKAP Owner will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company will acquire from the FKAP Owner a number of shares of the issued and outstanding capital stock or other equity interests of FKAP constituting 90% of the outstanding common shares of FKAP after such acquisition. The Company will pay the FKAP Owner €600,000 on the date that the parties enter into the Definitive Agreements. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Letter of Intent, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Letter of Intent will automatically terminate, and be of no further force and effect except as provided, upon the earlier of (i) execution of the Definitive Agreements, (ii) mutual agreement between the Company and the FKAP Owner, or (iii) at least ten days’ written notice of termination from one party to the other which may occur no sooner than March 31, 2023. The Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

Entry into a Contract with Tchumene FC Sports Association

On March 17, 2023, we entered into a contract (the “Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC” or the “Club”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between us and Tchumene FC.

Pursuant to the Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. We will determine the Club’s game shirt sponsor, deliver media relating to the Club on its communication channels, manage external media relations, use the Club’s brand for any communication activity and promotion, and promote the Club around the world through its relationship network with football operators and finance partners in the United States. We will not intervene or assume responsibility over the sports management of the Club and all of the Club’s sporting activity will remain under the exclusive control of Tchumene FC. The Company will pay Tchumene FC €25,000, of which €15,000 was paid upon signing the Contract and €10,000 will be paid by the middle of the 2023 football season. Additionally, if the Contract is renewed automatically for an additional annual term as described below, the Company will pay €25,000 in one lump sum within thirty days of such renewal of the Contract for the following football season. We will decide the shirt sponsor of the Club’s football shirts. If the sponsor is an Italian company that already works with us, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, we will negotiate with Tchumene FC the division of the sponsorship revenue in accordance with market standards.

The Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The Contract also provides that no exclusivity obligations arise under it, and that we may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

Entry into a Share Purchase Agreement with Fudbalski Klub Akademija Pandev

On April 28, 2023, we entered into an agreement for the purchase and sale of outstanding common shares (the “Share Purchase Agreement”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company.

Pursuant to the Share Purchase Agreement, the Company acquired from the FKAP Owner 2,250 common shares of FKAP, constituting 90% of the outstanding common shares of FKAP, and the Company paid the FKAP Owner €600,000 upon the signing of the Share Purchase Agreement. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Share Purchase Agreement, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Share Purchase Agreement may be terminated, amended, supplemented, waived or modified only by written instrument signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. The Share Purchase Agreement contains customary covenants including as to due diligence, representation and warranties, and indemnification.

4.B. Business Overview

Overview

Brera Holdings PLC is an Irish holding company focused on expanding social impact football by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. We seek to build on the legacy and brand of Brera FC, the first football club that we acquired in July 2022. Brera FC is an amateur football association which has been building an alternative football legacy since its founding in 2000.

Brera FC began its football activity by taking over a sports club in the fourth division – the Italian football pyramid is made up of nine categories – and immediately established itself as an alternative to the two mainstream Milanese clubs: Football Club Internazionale Milano, or Inter Milan, and Associazione Calcio Milan, or AC Milan. In its 20-year history, Brera FC’s alternative vision of football has been validated by its ability to manage locally-meaningful and socially-impactful initiatives, including reopening the ancient Arena Civica stadium in Milan to football, hiring of Milanese football icons as coaches, including Walter Zenga, and focusing on a message of social integration and acceptance. Since being founded, our club’s DNA includes initiating social impact football projects and innovative uses for football, having adopted the same name as the Brera “artists’ quarter” of Milan, including its logo being designed by the director of the Brera Academy of Fine Arts.

We are focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. To that end, we are developing our “Global Football Group” portfolio of professional football clubs. Our Global Football Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Football Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that Brera FC’s brand of social impact football and our Global Football Group portfolio of local football club favorites will also allow us to gain increasing sponsorship revenue. We intend to expand on our noncompetitive children’s football school offerings, which we expect will generate significant revenue as well as enhance our social impact football brand and related value. Based on these and other innovative initiatives, we expect that our experience with innovative capital-raising and revenue-generating activities will draw further revenue in the form of consulting opportunities from football clubs, associations, investors and others.

Our Industry

Football is one of the most popular spectator sports on Earth. Global follower interest in football has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel and product licensing, new media and mobile, broadcasting, and match day contests. According to a report published by Allied Market Research (“Global football market by type, manufacturing process and distribution channel: global opportunity analysis and industry forecast, 2021–2027,” May 2021), the global football market was valued at $1.8 billion in 2019, and it is projected to reach $3.8 billion by 2027, registering a compound annual growth rate, or CAGR, of 18.3% from 2021 to 2027. Europe was the largest market and is estimated to grow at a CAGR of 17.7% during the forecast period.

The effect that football and widely publicized events can have on economic development, social impact, and large-scale growth, are well established. Based on a study of the 2006 FIFA World Cup hosted by Germany (https://www.supplier.io/blog/economic-impact-of-hosting-a-world-cup), the overall financial impact to Germany was €2.86 billion ($3.31 billion) with €104 million ($120 million) being direct tax income generated, 50,000 additional jobs during the eight months before and during the event, and it boosted the German GDP by 0.3%. This impact also extended to the construction, public utility, transportation, and tourism industries.

While the FIFA World Cup’s economic impact is undeniable, we believe that there has been a clear trend in all enterprises, including football teams, toward the need to demonstrate an awareness of social issues. We believe that teams that do not demonstrate such awareness will not succeed, as supported by the recent experience of the short-lived European Super League in 2021. As described by a National Law Review article (“Off Pitch – What the Super League Fiasco Can Teach Us About ESG,” April 30, 2022), on April 18, 2021, twelve elite football teams announced a break with UEFA to form the European Super League, financed by JP Morgan Chase, which would offer mid-week matches between member teams in addition to the teams’ regular league schedules. The twelve initial members were to be permanent league members, with a handful of additional qualifying teams that would not have permanent membership. The member teams expected to reap significant earnings for participating. Also, the Super League teams would play each other instead of participating in UEFA tournaments. Once announced, the backlash was immediate and fierce. Fans, players, coaches, excluded teams, and, perhaps most importantly, the UEFA felt betrayed – it appeared that no effort had been made to solicit, much less consider, input from anyone outside the Super League’s leadership. By April 20, 2021, fewer than three days after its public debut, the Super League succumbed to the backlash, particularly potential sanctions from UEFA, and it appears to be almost entirely disbanded. We believe that the European Super League demonstrates how excluding all but the biggest money-making teams from a competition will not “save football,” as its proponents argued, but instead shows that the football industry needs to make a commitment to the interests of the whole football community.

In June 2021, Brera FC formed the FENIX Trophy, a non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022 and was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other football clubs. The FENIX Trophy’s emphasis is on promoting inclusive fellowship among, enthusiasm for, and commercial opportunities around European football clubs, instead of exclusive blockbuster events like the European Super League, with the slogan, “making friends, not millionaires.” Based in part on favorable press coverage of the FENIX Trophy, such as the article by German media outlet Deutsche Welle (“FENIX Trophy: Amateur clubs competing in alternative European Super League,” September 23, 2021), we believe that our vision of the future direction of the European football industry is shared by many.

We also believe that the European football market has great unmet demand for underutilized player talent both in Eastern Europe and markets outside UEFA. We believe clubs in such regions can provide much-needed opportunities with UEFA and other football competition prizes, the global transfer market, sponsorships, and other innovative projects, due to lower costs of operations, and, in some cases, substantial existing local and global fanbases, iconic local stadia, or other attributes.

We further believe that the European football industry is also signaling a need for socially-impactful ways to generate much-needed capital and revenues. We believe that our founders’ experience in accessing the public capital markets can also be applied to football club operators, and gaining sponsors, fans and followers. We plan on offering initiatives such as noncompetitive football schools and occupational-training courses to enable prison inmates to become referees, will be recognized as part of a credible, revenue-generative basis for social-impact football consulting services for under-capitalized clubs. In addition, each acquisition or operation will be conducted with respect for local partners, traditions and cultures while promoting our social impact mission. For example, we plan to develop a women’s football section in every country we acquire a club in, to increase awareness and social impact.

We also expect that social awareness and impact will become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC.

We intend to be a leader in guiding the industry toward a more inclusive approach to professional football, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

Our Market Opportunity

Our target markets are:

●	Market for Football Competition Prizes. In the European countries in which we intend to operate, we intend to pursue the UEFA competitions market with at least three top-division teams. There are three UEFA competitions: The Champions League, or the CL, the Europa League, or the EL, and the Europa Conference League, or the Conference. A base participation prize is awarded to each of the 32 clubs that are admitted to the “group stage” of each UEFA competition. For the 2021-2022 season, the base participation prize for each club was €15.64 million for the CL, €3.63 million for the EL and €2.94 million for the Conference. Each competition has different rules for how a club may take one of the 32 places in the competition’s group stage, but generally they are admitted either automatically based on UEFA’s access criteria or gain admission through qualifiers. For the CL, 26 clubs are automatically admitted to the group stage based on UEFA’s criteria, and the remaining six places are divided between clubs that qualify by being league champions or by finishing second to fourth in their national championship. For the EL, 12 clubs are automatically admitted based on UEFA’s criteria, 10 are admitted by transfer from the CL by losing either of the CL’s play-off or third qualifying rounds, and 10 are winners of the EL play-off round. For the Conference, 10 are admitted after losing the EL play-off round, and 22 are admitted after winning the Conference play-off round. Clubs from smaller European countries, including the Eastern European countries where we are exploring club acquisition opportunities as discussed below, generally cannot gain automatic admission to the CL or EL due to the effect of certain coefficients that the UEFA uses to form the automatic access lists for these competitions, but they can potentially reach the group stage through the CL, EL or Conference qualifiers. In addition, participants in certain competition qualifiers can also receive participation prizes without reaching a competition’s group stage, ranging from €150,000 in case of elimination in the first round of the Conference qualifiers, up to €5 million in the event of elimination in the last round of the CL play-off round. These prizes can generate high profit margins, especially for those clubs with lower operating costs which we are targeting for acquisition. In African, South American, or other non-European markets in which we expect to acquire clubs, we likewise expect that our anticipated clubs will compete for substantial competition prizes.

●	Global Transfer Market. Each professional club we may own or manage as part of our Global Football Group is expected to provide us with professional players, and we may negotiate advantageous fees for such players’ transfers to other clubs. We believe that we can take advantage of player demographics and geographic locations that have not previously been fully utilized in the global transfer market. In particular, we believe that the markets for younger players, particularly from Eastern Europe, Africa and South America, are underutilized, and we plan to access, and provide access to other clubs to these potentially important transfer market resources. In all these regions, we believe that we can capitalize on their lower levels of football league development and less-well-resourced local competition in accessing and developing significant football talent that would otherwise not realize its full potential. For example, South American players, who do not have dual citizenship with a European country, represent a particularly large percentage of the football population in South America and only very few are involved in transfers, leaving a significant amount of talent unrealized. We likewise see substantial potential from some of the clubs in these regions due to existing local and global fanbases, iconic local stadia, and other attributes. Our goal is to build a valuable niche through participation in international tournaments and major showcases for the 17-19 age bracket. This opportunity will require our acquisition model to be flexible in order to comply with applicable local immigration laws and regulations. See “Laws and Regulations” below. The regions in which we will focus initially include the following:

o	Eastern Europe. We expect that we will acquire Eastern European clubs in the Serie A (highest level) or equivalent level of smaller countries. Since all European countries have the right to participate in the three major UEFA competitions, described above, the goal of our strategy is to reach the qualifications of these competitions through smaller countries. We believe these top clubs in smaller countries have lower operational costs, with a significant savings of resources otherwise required to access the large cash prizes and linked investments. As stated above, on February 13, 2023, we entered into a Letter of Intent with Akademija Pandev relating to our acquisition of the club, and on April 28, 2023, we entered into a Share Purchase Agreement pursuant to which we acquired 90% of its outstanding common shares. This club is already among the leading teams in its country and this year the club has also had access to the qualifier matches of UEFA competitions. This club may be a vehicle to also facilitate the exchange and transfer market of players from other clubs in Africa and South America, especially in the 18-21 age group. This club is also eligible to register for major youth tournaments, such as the Viareggio tournament, in which it will have the opportunity to compete against teams of the same age group as the major international clubs, and which represent the best showcase for the sale of young players, with evident transfer market opportunities.

o	Africa. In Africa, a market opportunity presents itself both in terms of a lower amount of necessary investment and the possibility of reaching important targets in the training of players by providing greater access to needed technical and management staff. We believe the talent coming from the African continent is significant but not fostered to reach its full potential. We believe the clubs acquired in Africa will act as a recruiting hub not only for the intra-African transfer market but also for a future international transfer market, and therefore fully capitalize on local talent on the international stage. Some of the great European clubs’ investments in Africa are concentrated in competitive training schools that take into consideration only a pre-adolescent group, 8-14 years old, to then transfer the main talents to Europe. Delays in football players’ talent development can have serious adverse effects on their career outlooks due to poor access to training resources. We expect that by offering the right resources to more African players, we can provide access to more marketable transfer market positions, making this market work for many more participants and generating much greater value from it. We therefore believe that there is an untapped market of extraordinary African players who do not have the ability to grow to their full potential and reach more mature markets such as the ones in Europe and have not been enabled to reach their true social and economic value. By operating with our Italian management club in Africa we believe it will be possible to recruit excellent players and build an effective transfer bridge with our prospective clubs that play in the European first division, giving great opportunities to these players. We thus remain committed to foster and develop local African teams, all the while facilitating exchanges with their European counterparts. On this front, on March 17, 2023, we entered into a contract with Tchumene FC Sports Association relating to a strategic partnership through the establishment of sponsorship and franchising relationships for the 2023 football season.

o	South America. Similar to the plans described above with respect to Africa-based players, we believe there will be a market for a recruiting hub in South America providing access to the global transfer market. In this case, however, we expect to take control of a club’s management rather than acquiring ownership of the club, due to regulatory limits on foreign club ownership, sale of football association clubs or multiple club ownership. To that end, we are in negotiations with a football club located in Buenos Aires. There we will carry out a “managerial operation”, i.e., a five-year licensing of management rights of a Serie C-equivalent professional club, a common structure in South America.

●	Sponsorships. By seeking to own or manage clubs in different countries and continents in our Global Football Group, we believe we will be able to attract more companies and organizations as partners/sponsors for international communication campaigns. We believe that the marketability of Brera FC’s social impact football brand will have great sponsorship potential, based on a business model that combines the anticipated lower operational costs of football clubs that we would potentially own or manage in countries with lower costs of goods and services in general, which may allow us to provide more competitive terms for sponsors with limited sponsorship budgets, even those of large international commercial brands. We expect that the social impact aspects of our teams and FENIX Trophy tournament may appeal to sponsors whose brands or management are seeking to promote their social impact-related goals. On August 16, 2022, we entered into a sponsorship agreement with Akademija Pandev for their use of the Brera trademarks during the 2022-23 football season, which we extended through December 31, 2023, on November 25, 2022. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. In addition, by pooling more clubs under one brand or management structure, we believe that we may be able to offer the benefit of greater economies of scale for potential sponsors, as demonstrated by the creation of global football brands such as City Football Group Limited.

●	Football School Services. Parents and children are seeking constructive, noncompetitive sports and social engagement for children with one other and adult figures and role models like coaches and parents to emphasize the cooperative and fun aspects of football. Our football school has grown over the years, and now engages over 350 children at our two school locations in Italy: Arena Civica and Brera Football Village. We believe that as one of our most appreciated enterprises at the local community level, as well as an important source of revenue, there is significant demand for this service.

●	Consulting. We believe that football clubs, associations, investors, and others are seeking innovative ways to enhance access to capital and revenue opportunities for football clubs. Our social impact football experience provides a basis for us to provide consulting services to assist them with these needs. Part of the unique consultancy support we expect to offer is to assist companies with products and services related to the concept of “italicity”. This concept, coined by Piero Bassetti, a Milan-based intellectual and author of several books, refers to a sense of belonging to the Italian culture regardless of citizenship status, through a perceived affinity with Italian traditions, fashions, lifestyles, arts, cuisines, or other aspects of Italian culture. Mr. Bassetti is expected to be an important partner on Brera Holdings’ consultancy projects.

Our Business Model and Revenue Drivers

Building on the Brera FC brand and existing network of business relationships, we will utilize Brera Milano’s more than ten years of know-how in communications, marketing, and consulting capabilities, to deliver effective, monetizable projects. We expect to leverage our knowledge in talent training by providing the following revenue-generating activities and services:

Services

●	Competitions and football division progression: With an expected growing roster of acquired or managed football teams, we intend to compete in a number of cash-generative competitions with substantial monetary prizes, particularly in the UEFA’s CL, EL and Conference tournaments, as described above. Furthermore, should our teams progress through higher local, national and international football divisions, considerable additional funding, revenues and other opportunities may become available in the form of sponsorships and consulting services. We expect that our intended international acquisition of first- or higher-division clubs in Eastern Europe to be the initial focus in competing for these revenue opportunities. For further discussion, see “Our Market Opportunity – Market for football competition prizes” above.

●	Global transfer market: We intend to acquire or manage first- or higher-division clubs in Eastern Europe, Africa and South America for our Global Football Group, as reflected in the recent agreements with Akademija Pandev and Tchumene FC Sports Association, and we are currently in discussions with other potential targets. This planned expansion will position us to offer candidates for the highly lucrative international football player transfer market as well as burnish our social impact football brand appeal to fans, sponsors and investors. For further discussion, see “Our Market Opportunity – Global Transfer Market” above.

●	Sponsorships: The FIFA 2022 World Cup attracted unprecedented sponsorship interest with FIFA selling out of all sponsorship tiers, as companies and organizations were highly motivated to maintain or gain visibility of their products. We intend to offer sponsorship opportunities for existing, as well as for future, potentially acquired football teams, providing the showcase for brands to associate their logos on the team’s uniform kits and facilities, and help them reach a larger market audience. Our sponsorship opportunities are also expected to extend to the FENIX Trophy tournament, recently highlighted on TV with Sky Sports Italia. We expect that the social impact aspects of our teams and FENIX Trophy may appeal to sponsors whose brands or managements are seeking to promote their social impact-related goals. On August 16, 2022, we entered into a sponsorship agreement with Akademija Pandev for their use of the Brera trademarks during the 2022-23 football season. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. For further discussion, see “Our Market Opportunity – Sponsorships” above.

●	Football school services: We offer our noncompetitive sports and social engagement for children in the Milan area. With plans to more than double our current enrolled school attendees from approximately 350 to 1,000, we believe that we can generate significant additional annual revenues from this service. For further discussion, see “Our Market Opportunity – Football School Services” above.

●	Consulting: We intend to offer consulting services and advice on innovative football projects for football clubs, associations, investors, and others seeking to raise capital or generate higher revenue, both within Italy and internationally. We expect to provide clubs with “turnkey” management of the sale of minority shares to fans based on our experience in doing so with Brera FC, and to the broader global investor market through this IPO. We also plan to provide consulting to the holders of football television rights, such as Lega di Serie A and FIGC, for greater international penetration of sales to global broadcasters. We believe that the limited exploitation of Italian television rights in foreign markets is one of the main economic shortcomings of the Italian football system. Our consulting function is expected to grow in the proportion of its impact on our business and support our mission of football innovation. For further discussion, see “Our Market Opportunity – Consulting” above.

Collaborations

We work in tandem with others to provide services and products and expect to develop other collaborative relationships. Our current collaborations are:

●	Municipality of Milan for children’s football schools, federal referee licensing courses in prisons, and other initiatives;

●	Advertising agencies for the sale of sponsorships as to Brera FC and the FENIX Trophy;

●	Players’ agents for player transfers; and

●	Government agencies and non-governmental organizations from which Brera FC seeks sponsorships, grants or other financial support.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Strong brand recognition. Since our founding in 2000, we have gained significant brand recognition in Italy but particularly in the Milan metropolitan area and the Lombardy region. The Brera FC registered trademark, “Brera Football Club,” which we own and license to Brera FC, has achieved widespread recognition, as indicated by opinion polls that we commissioned or conducted from March 2016 to February 2023. Based on these polling results, Brera FC is clearly recognized as “the third team of Milan,” and also as a sports brand particularly attentive to social initiatives with approximately 58% of those polled agreeing that Brera strikes the right balance between business and social initiatives. According to the February 2023 polls, after our initial public offering in January 2023, Brera FC’s brand awareness was up over 300% and approximately 25% of Milanese residents polled in the study indicated they would consider investing in the Company on Nasdaq. The relevance of the brand is not only local or national, but also global, as indicated by the high number of international followers on social media, such as Facebook, Instagram, YouTube, and Twitter, and substantial foreign press coverage.

●	Substantial international relationships. Brera FC has strong international relationships, due to its long history of international player rosters and “cult club” status, with many fans outside Italy, and its ability to start football projects on an international level. For example, our first team in the 2003/2004 and 2006/2007 seasons included Italo-Argentine players; we participated in the Viareggio Tournament with a team which included young Gabonese football players; our practice of twinning with similar clubs outside Italy, such as the Brooklyn Italians in the United States; and the organization of the FENIX Trophy, the first European tournament recognized by UEFA for cult amateur clubs. We intend to build on this experience by acquiring top-division football teams across a number of emerging geographic regions with equally emerging football talent, helping them grow like Brera FC, and deriving the related and potentially substantial revenue opportunities.

●	Solid record of social impact programs. Brera FC has carried out many projects that have used football as a tool for social impact. Some of the most significant projects have been the creation of the MilanoMondo football team from 2000 to 2003 which included immigrants residing in Milan; the FreeOpera Brera squad from 2003 to 2005, which was the first football team set up inside a prison to participate in an official FIGC championship; the management of the European football team of the Roma and Sinti ethnic group, which participated in competitions organized by CONIFA, from 2015 to 2018; and, in the last five years, managing players with asylum seeker status, which has been the subject of a research project carried out by the Department of Psychology of the Catholic University of Milan. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Focus on long-term fans, supporters, and sponsors. We intend to focus on retaining and strengthening our long-term fans, supporters, and sponsors, building on these existing ongoing strategic relationships. Our fans and followers have demonstrated substantial brand loyalty in Milan, based on a recent survey. We have approximately 10,000 followers and over 300,000 unique social media views on our social network platforms, and significant international brand recognition is reflected by press coverage such as articles by the Italian newspaper Corriere della Sera, German sports magazine 11Freunde, Spanish newspaper El Mundo and the United Kingdom’s BBC Sport. We believe that these attributes will be attractive to many sponsors seeking to target these audiences with a social impact message. We will aim to enhance all of these attributes in order to seek rapid business growth.

●	Expansion of fanbase through local marketing, social media and social-impact initiatives. We intend to capitalize on Brera FC’s reputation as a socially-impactful sports team. We will enhance our public relations efforts in the Milan area, aimed at increasing our community of fans and our followers on social networks, with a viral marketing strategy that will showcase our brand’s unique persona in an entertaining and engaging way. Our startup incubator will seek to sustain and expand acquired fanbases through appropriate brand-alignment. We will also continue and expand on our popular line of social impact football projects, headed by our noncompetitive football schools, as well as other special projects. For example, we recently offered occupational training services to inmates at Milan prison facilities through participation in courses recognized by the Italian Football Federation to expand opportunities for earning a federal referee license. We also intend to develop a women’s football section in every country in which we acquire a club.

●	International expansion. We intend to simultaneously pursue international expansion and licensing of the Brera FC brand, in Eastern Europe, Africa, and South America, through the potential acquisition and, where appropriate, renaming of football teams with the objective of enhancing the players on these teams to place them on the professional transfer market and obtain prizes related to participation rights in UEFA or other competitions. In North Macedonia, we entered into a Share Purchase Agreement to acquire 90% of the outstanding common shares of Akademija Pandev, a Serie A-equivalent club; in Mozambique, we entered into a Contract with Tchumene FC Sports Association for a strategic partnership and club rebranding; and in Buenos Aires, we are in discussions to acquire a five-year management contract for an Argentinean Serie C-equivalent club. The choice of countries derives from an in-depth analysis of the football, regulatory and economic parameters that are key to our business model.

Seasonality

Our revenues and expenses have been seasonal, and we expect they will continue to be seasonal. Due to the playing season, revenues from our business are typically concentrated in the third and fourth fiscal quarters of each fiscal year ended December 31. As a result, our operating results and cash flow reflect significant variation from period to period and will continue to do so in the future.

Our Football Operations

Our football operations are primarily comprised of the following activities: Our Global Football Group, our noncompetitive football school, and the FENIX Trophy (and its related activities).

Global Football Group

Our main football operation is focused on the management and development of clubs in our Global Football Group’s portfolio. Our first football club, Brera FC, was acquired in July 2022. Over the next two years we expect to acquire clubs based in Eastern Europe, Africa and South America. Specifically, we expect that our next several club acquisitions will occur in North Macedonia, Mozambique and Argentina.

Brera FC plays in the amateur Italian football leagues. We believe that the team presents a compelling social impact story. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. Over most of its 20-year history, it has been comprised of players of a number of different nationalities who live in Milan for various reasons. We believe the appeal of this range of different identities, combined with an inclusive and unconventional approach, makes Brera FC a newsworthy football club and particularly suitable for supporting communications projects aimed at increasing Brera FC’s fan community and sponsorship base. While the team participates in the local Italian amateur league, it serves in a support role to our primary revenue-generating services and is not expected to be our prospective primary football operation.

The clubs that we have targeted for acquisition, the North Macedonia club will start their next season in the first division, and we expect the Mozambique club to start their next season in the second division, which are the highest and second-highest football league in each country, respectively. We expect that these clubs will bear the Brera brand upon acquisition. We expect that these acquisitions will present significant economic possibilities for talent management and market transfer opportunities due to the target clubs’ low annual maintenance costs and historical connections to Western Europe.

We further expect to acquire the “gerenciamento” (management) of a third division club, the third highest football league, in Buenos Aires, Argentina, where we expect to find and provide access to some of the best talents in South America. Among other attributes, the target club has rights to a 35,000-seat stadium with an average of 15,000 attendees per game. Due to the club’s own significant historical brand appeal, as well as potential regulatory restrictions, we do not plan to change the club’s name, but expect to utilize other ways to highlight our brand’s association with it.

We will provide all acquired clubs with their own Italian professional technical and management personnel from our base in Milan, with supervision from our headquarters. In addition, each acquisition or operation will be conducted with respect for local partners, while promoting our social impact mission. For example, we plan to develop a women’s football section in every country we acquire a club in, to increase awareness and social impact.

We are also exploring other opportunities to enlarge our football club portfolio.

Noncompetitive Football School

We believe one of our most popular assets is our noncompetitive football school. The school has been active for 16 years, and we believe it radically innovates the traditional logic of football schools by focusing on children and their engagement with adult figures and role models, including coaches and parents, with the aim of enhancing the playful dimension of football. This project has had continuous growth over the years and is highly appreciated by the local communities. Currently there are 350 children among our two locations: Arena Civica and Brera Football Village.

FENIX Trophy

Brera FC organized, promoted and participated in the FENIX Trophy, our newly formed non-professional pan-European football tournament recognized by UEFA. As noted above, FENIX is an acronym for “Friendly European Non-professional Innovative Xenial”. The FENIX Trophy was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other European football clubs. We believe that discussions about the FENIX Trophy spread awareness of these tenets of social impact football. We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 and had its first tournament from September 2021 to June 2022. We believe that the initial competition met or exceeded our expectations of its value for our social-impact football brand.

As the official organizer of the FENIX Trophy, Brera FC and seven other iconic amateur clubs in Europe took part in the most recent competition. The seven other clubs were: AFC DWS (Amsterdam, Netherlands), AKS Zly (Warsaw, Poland), AS Lodigiani Calcio 1972 (Rome, Italy), CD Cuenca-Mestallistes 1925 (Valencia, Spain), FC United of Manchester (Manchester, UK), HFC Falke (Hamburg, Germany), and Prague Raptors FC (Prague, Czech Republic). FC United of Manchester won 2-0 against Prague Raptors FC to become the first tournament champion.

FC United of Manchester’s status as an iconic amateur club began with its founding. Founded in 2005 by disaffected supporters of Manchester United catalyzed by the takeover of Manchester United by American businessman Malcolm Glazer, the club operates as a community benefit society owned by 5,000 of its supporters. Each owner can vote on how the club is run, including voting for board members, uniform designs and ticket prices. This type of bottom-up value creation aligns with the Brera FC brand.

The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We intend to capitalize on this success in the FENIX Trophy’s 2022-2023 tournament.

Our 2022-2023 FENIX Trophy tournament, which we call the Second Edition, began in November 2022 and features nine nonprofessional European football clubs, chosen for their exceptional social, historical and cultural distinctiveness: Brera FC (Milan, Italy), FC United of Manchester (Manchester, UK), AFC DWS (Amsterdam, Netherlands), BK Skjold (Copenhagen, Denmark), KSK Beveren (Beveren, Belgium), Prague Raptors FC (Prague, Czech Republic), CD Cuenca-Mestallistes 1925 (Valencia, Spain), Krakow Dragoons (Krakow, Poland) and FK Miljakovac (Belgrade, Serbia). The final stages of the tournament will be held June 7 and 8, 2023, in the city of Milan with the semifinals at the Arena Civica and the finals at San Siro Stadium. After a group stage of three groups with three clubs each, the three group winners and the best runner-up will then face each other to decide the winning team of the Second Edition.

Competition

The Company competes in the nascent category of innovative social-impact football, and as such, we believe its world-leading business initiatives and emerging models transcend the historical sport team metrics of match attendance and player transfer fees. As a result, we do not believe there is any single market for which we have a well-defined group of competitors. The key metrics will be corporate, government and foundation sponsorships and grants; merchandising, both domestic and international; youth football academy fees and participants; player transfer fees; and tournament organization, hosting and sponsorship, among others.

We believe that our closest competitor is City Football Group Limited, or CFG, which is a holding company that administers association football clubs. CFG was founded in 2013 and is owned by three organizations: the Abu Dhabi United Group owns 78%, the Chinese firms China Media Capital and CITIC Capital own 12% and the American private-equity firm Silver Lake owns 10%. CFG derives its name from Manchester City Football Club, or Manchester City F.C., which is its flagship football club and acts as the club’s parent company. Manchester City F.C. is an English football club based in Bradford, Manchester that competes in the Premier League, which is the top level of the English football league system. In addition to Manchester City F.C., CFG owns 10 other clubs: New York City Football Club (USA), Melbourne City Football Club (Australia), Yokohama F. Marinos (Japan), Montevideo City Torque (Uruguay), Girona Futbol Club, S.A.D. (Spain), Lommel SK (Belgium), Espérance Sportive Troyes Aube Champagne (France), Sichuan Jiuniu Football Club (China), Mumbai City Football Club (India) and Palermo Football Club (Italy), plus it has two partner clubs, Vannes Olympique Club (France) and Club Bolívar (Bolivia). To the Company’s knowledge, City Football Group is not organized to take on funding from the public capital markets and has not attempted an initial public offering of shares and listing on a global stock exchange, such as Nasdaq.

Our success depends, in part, on our ability to be efficient in all aspects of the business and achieve the appropriate cost structure. Some of our competitors have economic resources greater than ours and may have lower cost structures allowing them to better withstand volatility within the industry and throughout the economy as a whole, while retaining significantly greater operating and financial flexibility than our company.

Intellectual Property

We consider intellectual property to be important to the operation of our business, and critical to driving growth in our commercial revenue, particularly with respect to sponsorship revenue. Certain of our commercial partners have rights to use our intellectual property. In order to protect our brand, we generally have contractual rights to approve uses of our intellectual property by our commercial partners. For example, Brera FC has a non-exclusive license to use the trademarks “Brera FC” and “FENIX Trophy.”

We consider our brand to be a key business asset and therefore have a portfolio of Brera FC related registered trademarks and trademark applications, with an emphasis on seeking and maintaining trademark registrations for the words “Brera FC”, “FENIX Trophy” and the club crest. We have applied in Italy and are planning to apply across Europe as well as select countries in Africa, Asia, and North and South America. We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio-visual footage.

Enforcement of our trademark rights is important in maintaining the value of the Brera FC brand. While it would be cost-prohibitive to take action in all instances, our aim is to consistently reduce the number of Brera FC-related trademark infringements by carrying out coordinated, cost-effective enforcement actions following investigation of suspected trademark infringements. Enforcement action takes a variety of forms, such as working with authorities to seize counterfeit goods and stop the activities of unauthorized sellers to taking direct legal action against infringers, for example, by issuing cease and desist letters.

In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio-visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio-visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Brera FC of such footage will be the subject of a license from the competition organizer.

Laws and Regulations

At the top of the worldwide football hierarchy is FIFA, Fédération Internationale de Football Association, whose rules must be followed by all member football associations organizations. FIFA’s main objectives are to continuously improve the game of football and globally promote it, to organize international competitions, to draw up regulations and provisions governing the game of football and related matters and ensure their enforcement, to control every type of association football by taking appropriate steps to prevent infringements of the FIFA Statutes, regulations or decisions of FIFA or of the Laws of the Game, to promote integrity, ethics and fair play with a view to preventing all methods or practices, such as corruption, doping or match manipulation, which might jeopardize the integrity of matches, competitions, players, officials and member associations or give rise to abuse of association football.

FIFA’s rules and regulations are mainly contained within (i) the FIFA Statutes, regulations for FIFA’s governing system, and (ii) the Laws of the Game, codified rules of association football. The FIFA Statutes provide the necessary means to resolve disputes that may arise between or among member associations, confederations, clubs, officials and players. The Council of FIFA regulates the status of players and the provisions for their transfer, as well as questions relating to these matters, in particular the encouragement of player training by clubs and the protection of representative teams, in the form of special regulations. All bodies and officials must observe the Statutes, regulations, decisions and Code of Ethics of FIFA in their activities. Every person and organization involved in the game of football is obliged to observe the Statutes and regulations of FIFA as well as the principles of fair play. Each member association must play association football in compliance with the Laws of the Game issued by the International Football Association Board, or IFAB. IFAB is a separate organization from FIFA, but FIFA is represented on the board and holds 50% of the voting power. Only IFAB may enact and alter the Laws of the Game.

Member associations from the same continent or region have formed the following six confederations, which are recognized by FIFA: (1) Asian Football Confederation – AFC; (2) Confederation of African Football – CAF; (3) Confederation of North, Central America and Caribbean Association Football – CONCACAF; (4) Oceania Football Confederation – OFC; (5) South American Football Confederation – CONMEBOL; and (6) Union of European Football Associations – UEFA. Each confederation must comply with and enforce compliance with the Statutes, regulations and decisions of FIFA, must organize its own interclub and international competitions in compliance with the international match calendar, must ensure that international leagues or any other such groups of clubs or leagues shall not be formed without its consent and the approval of FIFA, must set up the bodies necessary to fulfil the duties incumbent upon it and must procure the funds necessary to fulfil its duties.

FIFA requires each member association to manage its affairs independently and without undue influence from third parties. Clubs, leagues or any other groups affiliated with a member association must be subordinate to and recognized by that member association. The member association’s statutes must define the scope of authority and the rights and duties of these groups. The statutes and regulations of these groups must be approved by the member association. Particularly relevant is the provision for which every member association must ensure that its affiliated clubs can take all decisions on any matters regarding membership independently of any external body. This obligation applies regardless of an affiliated club’s corporate structure. In any case, the member association must ensure that neither a natural nor a legal person (including holding companies and subsidiaries) exercises control in any manner whatsoever (in particular through a majority shareholding, a majority of voting rights, a majority of seats on the board of directors or any other form of economic dependence or control, etc.) over more than one club whenever the integrity of any match or competition could be jeopardized.

The UEFA, as stated above, governs all European football, including Italian football, which is in turn governed by the Federazione Italiana Giuoco Calcio – FIGC. FIGC is the governing body of football in Italy, which carries out its functions in harmony with the resolutions and guidelines of FIFA and UEFA, in full technical, organizational and management autonomy. The rules dictated by FIGC are called NOIF (Norme Organizzative Interne della FIGC) and govern all aspects of Italian football: the registration of athletes, technicians, match officials, managers and other subjects of the federal system. Additionally, referees are part of FIGC and are divided into categories provided for by the internal regulations of the Italian Referees Association, or AIA, which independently regulates their membership and activity. All Italian football clubs are committed to exclusively using the sports justice system and cannot turn to the Ordinary Judicial Authority for the resolution of any disputes.

European association football associations have detailed rules governing and restricting the ownership, merger, acquisition, and sale of Italian teams and players, and certain transactions require association approval. Particularly relevant is NOIF provision 16 bis., which prohibits any person from controlling, directly or indirectly, more than one football company in the professional league and, if following the transition of a football company from the amateur league to the professional league any person controls more than one, the person must terminate control of one of the companies no later than 5 days before the deadline set by federal regulations for filing the application for admission to the relevant professional championship.

Mergers, acquisitions, sales and demergers are also subject to specific rules, such as NOIF provision 20. The merger between two or more companies, the demerger of a company, the capital contribution of the sports company into a company wholly owned by the transferring company, carried out in compliance with current regulations and laws, must be approved by the President of the FIGC. In the event of a spin-off of a company or transfer of the sports company to another company wholly owned by the transferring company, approval can be granted, provided that the unity of the entire sports company is preserved and the regularity and the continuation of sporting activities. In the event of an approved merger, the company that remains after the merger remains affiliated with FIGC and retains the highest sporting title and seniority of affiliation from the companies involved in the merger. In the event of an approved demerger, only one spun-off company can be affiliated with FIGC; therefore, at the time of the spin-off, the company that will be affiliated with the FIGC is decided and the sporting title and seniority of affiliation of the original company are attributed to this company. In the event of an approved capital contribution of the sports company into a company wholly owned by the transferring company, the company which then owns the sports company is the company that is affiliated with FIGC and the sporting title and seniority of affiliation of the transferring company are attributed to this company. The merger, demerger and capital contribution of a sports company into a company wholly owned by the transferring company are permitted under the following conditions: the companies subject to the merger, the company subject to the spin-off or the transferring company are affiliated with FIGC for at least two sporting seasons; in the professional field, all the companies involved in the merger, or in the spin-off or transfer must have their registered office, except in cases of absolute exception, in the same Municipality or in neighboring Municipalities. In the amateur and sector for youth and school activities, the companies involved in the merger, or the spin-off or transfer must be based in the same Province, or in neighboring Municipalities of different Provinces or Regions. In the event that the aforementioned transactions are carried out between companies in the professional sector and companies in the amateur and sector for youth and school, the criterion established in the professional field applies; between companies that, in the two previous sports seasons, have not transferred their registered office to another municipality, have not been the subject of mergers, spin-offs or company transfers.

As for the registration of players, the players are registered with FIGC upon a signed request and sent through the company for which they intend to carry out the sporting activity, by 31 March of each year. “Young”, “young amateurs” and “young series” players can be registered after this deadline. The registration request is drawn up by the Leagues, the Youth and School Activities Sector, the Divisions and the Committees, duly signed by the legal representative of the company and by the player and, in the case of minors, by one of the two parents if the membership lasts one year and by both parents if the membership lasts for several years. The declaration of the player must be attached to the registration request certifying the existence or non-existence of any previous registrations with foreign football federations, i.e., federations other than the FIGC. The clubs that play in the professional championships can freely register players from or coming from foreign Federations, as long as they are citizens of countries belonging to the European Union, or EU. To this end, applications for membership must be accompanied by a certificate of citizenship. The rules on membership for professional clubs’ players who are citizens of non-EU countries are issued annually by the Federal Council. The clubs of the National Amateur League can request the registration of only two footballers who are citizens of non-EU countries for male activity who have been registered for clubs belonging to foreign federations, as well as an unlimited number of players who are citizens of EU countries who have been registered for clubs belonging to foreign federations, provided that they are in compliance with the laws in force on immigration, entry and stay in Italy.

The UEFA Financial Fair Play Regulations will be of particular significance to our business. Implemented in the 2011-12 season and last updated in 2018, the UEFA Financial Fair Play Regulations are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encourage long term investment in youth development and sporting infrastructure. The regulations contain a “break-even” rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds. Potential sanctions for non-compliance with the Financial Fair Play Regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from European competitions.

Laws, regulations, or sports association rules in some of the countries in which we expect to acquire clubs prevent any person from owning more than one club in the same division in the same country. For example, in Argentina, under the Argentinian Sports Ministry’s laws, football clubs, due to their associative structure, generally cannot be sold or transferred to different owners. As a result, our acquisitions of football clubs in Argentina or countries with similar restrictions will be in the form of management and revenue-sharing agreements with their current owners. Such laws may limit our ability to derive all profits from, or to enforce control over, such clubs.

In addition, many of the countries in which we expect to acquire clubs restrict the number of foreign players that are permitted on a football club’s first team. For example, in Mozambique, the Mozambican Football Association’s rules allows clubs to field only six or fewer foreign players in league games. In North Macedonia, the North Macedonian Football Association’s rules caps foreign players to eight in league games, although an unlimited number of foreign players may be registered to play for each team. As a non-member of the European Union, North Macedonia does not currently require foreign players to hold European Union passports; however, North Macedonia has been a candidate for European Union membership since 2005 and may impose this requirement were it to become a member. These restrictions may limit our ability to realize the benefits of our global football club portfolio.

4.C. Organizational Structure

The following diagram depicts our organizational structure, including our subsidiaries, as of the date of this Annual Report. This diagram includes the holdings of our controlling shareholders of Class A Ordinary Shares, as a group, and our current shareholders of Class B Ordinary Shares, as a group.

4.D. Plants, Property and Equipment

Brera FC operates from two sports facilities in Milan:

●	Arena Civica. The Arena Civica, which opened August 18, 1807, has a capacity of approximately 10,000, and is situated in the historic Brera district. The Arena Civica is the primary location for Brera FC’s first team home stadium matches and is also sometimes used for our football school program. Use of the stadium for other events must be requested prior to each event. This facility is located at Viale Giorgio Byron 2, 20154 Milan, Italy. We lease this facility pursuant to a public concession agreement with the Municipality of Milan under Municipality of Milan regulation Deliberazione G.C. n. 1881 26/09/2014. On October 19, 2022, we entered into a new lease for the term of October 24, 2022 to April 27, 2023 that provides for a base rate of €30.00 per hour to utilize the stadium for our football school. We enter into separate public concession agreements for use of the stadium for our matches. Our last public concession agreement, dated as of April 1, 2022, for our FENIX Trophy matches provided for a base rate of €320.00 per hour.

●	Brera Football Village. The Brera Football Village, located in the Linate neighborhood of Milan, is Brera FC’s official sports headquarters. It is used for first team matches when the Arena Civica is unavailable and our football school. This facility is located at Via Giovanni Pascoli, 20068 Linate, Italy. We lease this facility pursuant to a nine-year lease agreement, dated as of January 31, 2019, from the Municipality of Peschiera Borromeo. The lease provides for a base rent of €500 per year.

Our subsidiary Brera Milano’s corporate office is located at Piazza San Giorgio 2, 20123 Milan, Italy. We lease this facility pursuant to a one-year lease agreement, dated March 1, 2023, which will renew for subsequent one-year terms until terminated by either party upon three (3) months’ notice. The lease provides for a base rent of €2,500 per month, plus value-added tax.

Our subsidiary Fudbalski Klub Akademija Pandev’s corporate office is located at Sport Hall PARK-ABA, Gjuro Salaj bb, Strumica 2400, North Macedonia. We lease this facility pursuant to a one-year lease agreement, dated March 3, 2023, which can be terminated by either party upon thirty (30) days’ notice. The lease provides for a base rent of MKD 30,000 per month including value-added tax.

Our Irish holding company’s registered office is located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, DO4 C5Y6, Ireland.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—3.D. Risk Factors” or in other parts of this Annual Report. See also “Introductory Notes—Forward-Looking Information.”

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brera Holdings summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended December 31, 2022 and 2021. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in our Registration Statement filed on Form F-1 (File No. 333-268187) filed with the SEC and as declared effective on January 26, 2023, under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the years ended December 31, 2022 (the “2022 Financials”). Amounts are expressed in euros unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2022 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through December 31, 2022, unless otherwise indicated. All figures are expressed in euros, unless otherwise noted.

Overview

We are an Irish holding company focused on expanding social impact football by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. We seek to build on the legacy and brand of Brera FC, the first football club that we acquired licensing rights to in July 2022. Brera FC is an amateur football association which has been building an alternative football legacy since its founding in 2000. We are focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes.

Football is one of the most popular spectator sports on Earth, with a global market valued at $1.8 billion in 2019, projected to reach $3.8 billion by 2027, with Europe currently being the largest market (“Global football market by type, manufacturing process and distribution channel: global opportunity analysis and industry forecast, 2021–2027,” May 2021). We believe that the leaders in the football industry, as with all enterprises, must demonstrate an awareness of social issues. We believe that teams that do not demonstrate such awareness will not succeed, and that the European football industry is signaling a need for socially-impactful ways to expand access to capital and revenues.

With this in mind, we organized, promoted and participated in the FENIX Trophy, our newly formed non-professional pan-European football tournament recognized by UEFA. As noted above, FENIX is an acronym for “Friendly European Non-professional Innovative Xenial”. The FENIX Trophy was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other European football clubs. We believe that discussions about the FENIX Trophy spread awareness of these tenets of social impact football. We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 and had its first tournament from September 2021 to June 2022. We believe that the initial competition met or exceeded our expectations of its value for our social-impact football brand. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We intend to capitalize on this success and include even more amateur clubs in the FENIX Trophy’s 2022-2023 tournament.

We also expect that social awareness and impact will become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC. We intend to be a leader in guiding the industry toward a more inclusive approach to professional football, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

To that end, we are developing our “Global Football Group” portfolio of professional football clubs. Our Global Football Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Football Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that Brera FC’s brand of social impact football and our Global Football Group portfolio of local football club favorites will also allow us to gain increasing sponsorship revenue. We intend to expand on our noncompetitive children’s football school offerings, which we expect will generate significant revenue as well as enhance our social impact football brand and related value. Based on these and other innovative initiatives, we expect that our experience with innovative capital-raising and revenue-generating activities will draw further revenue in the form of consulting opportunities from football clubs, associations, investors and others.

Our revenue currently depends on our business strategy and marketing consultancy services which we provide to commercial clients mainly in the digital media and broadband sectors, our football school services and our newly formed tournament, the FENIX Trophy. We expect that our future revenues will depend on expanding these services, acquiring professional football clubs, qualifying for or winning football tournaments and earning tournament prizes, successfully providing transfer market services, and entering into sponsorship agreements.

Recent Developments

On July 14, 2022, we issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares in connection with the incorporation of Brera Holdings Limited, at an issue price of $0.005 per share, for a total consideration of $41,000. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our ordinary shares.

Shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Aggregate Purchase Price Paid
Daniel Joseph McClory, Executive Chairman and Director	2,500,000	-	$12,500
Niteroi Spa (1)	2,500,000	-	$12,500
Alessandro Aleotti, Chief Strategy Officer and Director	2,500,000	-	$12,500
Leonardo Aleotti (2)	250,000	-	$1,250
Marco Sala, former Director	350,000	-	$1,750
KAP Global Holding Limited (3)	-	100,000	$500

(1)	Niteroi Spa is an Italian joint-stock company. Niteroi Spa’s sole director is Adrio Maria de Carolis, a former director of Brera Holdings. Adrio Maria de Carolis is deemed to beneficially own the Class A Ordinary Shares owned by Niteroi Spa and has sole voting and dispositive powers over its shares. Niteroi Spa’s corporate office is Piazza San Giorgio 2, 20121 Milan MI, Italy.

(2)	Leonardo Aleotti is the adult son of Alessandro Aleotti, our Chief Strategy Officer and director.

(3)	KAP Global Holding Limited is a Hong Kong limited company. KAP Global Holding Limited’s director is Stefano Locatelli. Marco Sala, Stefano Locatelli, Sergio Carlo Scalpelli, our Chief Executive Officer and director, Alessandro Aleotti, our Chief Strategy Officer and director, Massimo Ferlini and Christian Rocca as members of KAP Global Holding Limited are deemed to beneficially own the Class B Ordinary Shares owned by KAP Global Holding Limited and have voting and dispositive powers over its shares. KAP Global Holding Limited’s registered office is located at Room 903, 9/F., Kodak House II, 39 Healthy Street East, Quarry Bay, Hong Kong.

On July 22, 2022, September 19, 2022, October 7, 2022, October 26, 2022, and November 4, 2022, we conducted private placements of Class B Ordinary Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,505,000 Class B Ordinary Shares at $1.00 per share for a total of $1,505,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Ordinary Shares, subject to certain exceptions. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $105,350, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $15,050, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 105,350 Class B Ordinary Shares, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On August 16, 2022, we signed a sponsorship agreement with Fudbalski Klub Akademija Pandev, or Akademija Pandev, wherein we contributed €70,000 to Akademija Pandev in exchange for their use of the Brera trademarks during the 2022-23 football season. Goran Pandev, our director, is the founder and owner of Akademija Pandev, a North Macedonian football club founded in 2010, that plays in the Macedonian First League. For the entirety of 2022-23 season, Akademija Pandev will provide Brera brand awareness and will use our trademarks on their game shirts, on their wall poster campaign in the city of Strumica, on their banners, including those used in the sports center of Goran Pandev, as well as a mutually agreed upon joint communication both to the Macedonian press and on the club’s official media channels. The sponsorship agreement is non-exclusive and does not automatically renew. On November 25, 2022, we entered into an extension to the sponsorship agreement in which we agreed to extend the term of the sponsorship agreement to December 31, 2023, and to pay Akademija Pandev an additional €30,000.

On September 21, 2022, Daniel Joseph McClory, our Executive Chairman and director, surrendered his 2,500,000 Class A Ordinary Shares and we issued 2,250,000 Class A Ordinary Shares to Pinehurst Partners LLC, whose sole beneficial owner is Daniel Joseph McClory, 200,000 Class B Ordinary Shares to Lucia Giovannetti, and 50,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, for $11,250, $1,000 and $250, respectively.

On October 5, 2022, Marco Sala surrendered 250,000 of his Class A Ordinary Shares, Daniel Joseph McClory surrendered 250,000 of his Class B Ordinary Shares and we issued 50,000 Class A Ordinary Shares to each of Daniel Joseph McClory and Alessandro Aleotti, our Chief Strategy Officer and director, and 50,000 Class B Ordinary Shares to each of Alberto Libanori, our director, Pietro Bersani, our director, Goran Pandev, our director, and Sergio Carlo Scalpelli, our Chief Executive Officer and director, for aggregate purchase prices of $250 each, and 250,000 Class B Ordinary Shares to Grant McClory, Daniel Joseph McClory’s adult son, for $1,250.

On November 11, 2022, we issued 100,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, and 50,000 Class B Ordinary Shares to Sergio Carlo Scalpelli, our Chief Executive Officer and director, for $500 and $250, respectively.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new fans, supporters and sponsors or retain existing ones;

●	our ability to offer competitive pricing for our products and services;

●	our ability to broaden product and service offerings;

●	whether successful or significant playing seasons or competitions occur during the relevant reporting periods;

●	general economic conditions affecting the discretionary income of fans, supporters and sponsors;

●	industry demand and competition; and

●	market conditions and our market position.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The following sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years December 31, 2022 and 2021

The following table sets forth key components of our results of operations during the years ended December 31, 2022 and 2021.

	Years Ended December 31,
	2022			2021
	€	$	% of Revenue	€	% of Revenue
Revenue	162,407	171,085	100%	420,167	100%
Cost of revenue	(90,270)	(95,093)	(56)%	(110,588)	(26)%
General and administrative expenses	(1,298,873)	(1,368,274)	(800)%	(316,669)	(75)%
Operating losses	(1,226,736)	(1,292,282)	(755)%	(7,090)	(2)%
Other income (expense)	4,869	5,129	3%	(47,942)	(11)%
Finance costs	(4,988)	(5,255)	(3)%	(2,693)	(1)%
Loss before income taxes	(1,226,855)	(1,292,408)	(755)%	(57,725)	(14)%
Provision for income taxes expenses	-	-	0%	(29,331)	(7)%
Net loss	(1,226,855)	(1,292,408)	(755)%	(87,056)	(21)%

Revenue

The principal activities of the Company for the years ended December 31, 2022 and 2021 were the provision of consultancy services related to the now-discontinued legacy business of KAP. Revenue for the years ended December 31, 2022 and 2021 was €162,407 and €420,167, respectively, representing a decrease of 61.3%. The decrease was due to a drop in the total amounts of the sales contracts of the Company’s consulting services for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Cost of revenue

Cost of revenue for the years ended December 31, 2022 and 2021 was €90,270 and €110,588, respectively, representing an decrease of 18.4%. The decrease was due to a decrease in the Company’s costs of performing consulting services, which aligned with the decrease in revenue from these services.

General and administrative expenses

General and administrative expenses consisted of professional and consultancy fees, advertising, director remuneration and benefits, rental expenses, utilities, depreciation, travel and entertainment and other miscellaneous expenses. General and administrative expenses for the years ended December 31, 2022 and 2021 was €1,298,873 and €316,669, respectively, an increase of 310.2%. The increase was due to (i) increased professional and consultancy services fees primarily related to our initial public offering on Nasdaq; (ii) increased sponsorship expenses; and (iii) other administrative and operating related expenses.

Operating losses

Operating losses for the years ended December 31, 2022 and 2021 was €1,226,736 and €7,090, respectively, an increase of 17,202.3%. The increase was mainly due to (i) decreased revenue for the year ended December 31, 2022 compared to year ended December 31,2021; and (ii) an increase of €982,204 in general and administrative expenses which mainly comprised of professional and consultancy service fees, as well as other listing and miscellaneous expenses related to the initial public offering on Nasdaq.

Other income (expense)

Other income (expense) mainly consisted of miscellaneous expenses or income relating to our consulting services and gains or loss not related to the Company’s core business. Other income (expense) for the years ended December 31, 2022 and 2021 was €4,869 and €(47,942), respectively. The change was mainly due to the decrease in miscellaneous expenses in relation to the consulting services.

Finance costs

Finance costs consisted of loan interest expenses from the small and medium enterprises guarantee fund loan, a loan from a shareholder and the interest expense on lease liabilities in relation to the rental of office and vehicles. Finance costs for the years ended December 31, 2022 and 2021 was €4,988 and €2,693, respectively, an increase of 85.2%. The increase was due to the increase in interest expense on lease liabilities in relation to the rental of office and vehicles for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Loss before income taxes

Loss before income taxes for the years ended December 31, 2022 and 2021 was €1,226,855 and €57,725, respectively, an increase of 2,025.3%. The increase was mainly due to the increase of general and administrative expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Provision for income taxes expenses

Provision for income taxes expenses for the years ended December 31, 2022 and 2021 was €0 and €29,331, respectively, a decrease of 100%. The decrease was due to the Company not generating any tax assessable profit for the year ended December 31, 2022.

Net loss

Net loss for the years ended December 31, 2022 and 2021 was €1,226,855 and €87,056, respectively, an increase of 1,309.3%. The increase was mainly due to (i) decreased revenue for the year ended December 31, 2022 compared to year ended December 31,2021; and (ii) an increase of €982,204 in general and administrative expenses which mainly comprised of professional and consultancy service fees, as well as other listing and miscellaneous expenses related to the initial public offering on Nasdaq.

5.B. Liquidity and Capital Resources

As of December 31, 2022 and 2021, we had cash and cash equivalents of €347,229 (approximately $371,466) and €26,957 (approximately $30,512), respectively. To date, we have financed our operations primarily through revenue generated from operations, loans and shares issued for cash.

As of December 31, 2022, and 2021, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to €292,658 (approximately $313,081) and €0 (approximately $0), respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

On January 27, 2023, the Class B Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the initial public offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000. As of March 31, 2023, we had cash and cash equivalents of €5,985,603 (approximately $6,507,547).

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The impact of COVID-19 on our business has been considered in these assumptions; however, it is too early to know the full impact of COVID-19 or its timing on a return to more normal operations.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. We had minimal cash and cash equivalents as of December 31, 2022 and 2021 and had a net loss for the year ended December 31, 2022. As of December 31, 2022 and 2021, our net cash was approximately €347,229 and €26,957, respectively, and our net loss was approximately €1,226,855 and €87,056, respectively.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

On January 27, 2023, the Class B Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the initial public offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000 and management considers the Company to have sufficient cash and cash equivalents which was €6,059,848 (approximately $6,482,826) as of March 31, 2023. As a result of the successful initial public offering and funds raised, management believes that the Company has the necessary resources and liquidity to meet its obligations and sustain its operations for the foreseeable future (i.e., at least 12 months beyond the date of the issuance of audited consolidated financial statements for the year ended December 31, 2022). Therefore, these financial statements have been prepared on a going concern basis and management considered the preparation of the financial statements as a going concern was appropriate.

Debt

On May 20, 2020, we entered into a loan through the Guarantee Fund for Small and Medium-Size Enterprises under the European Guarantee Fund Programme with Banca del Mezzogiorno - Mediocredito Centrale S.p.A. for €25,000. As disclosed in Note 11 of both the June and December financial statements, the monthly interest rate is 0.0625% and the annualized interest rate is 0.75% per annum. The loan term is 6 years and repayment of principal begins 2 years from the loan drawdown date.

On October 28, 2021, we entered into a loan with our Chief Executive Officer and director, Sergio Carlo Scalpelli, in the amount of €20,000. As disclosed in Note 13 of both the June and December financial statements, the loan is interest-free and with repayment scheduled on March 31, 2022, June 30, 2022, and September 30, 2022, in the amount of €7,000, €7,000 and €6,000, respectively. Mr. Scalpelli waived the repayment schedule, and the repayment date of the full amount was rescheduled to September 30, 2022. The full amount of the loan was repaid to Mr. Scalpelli on September 30, 2022. The outstanding balance of the loan amounted to €0 and €20,000 for the years ended December 31, 2022 and 2021, respectively.

Summary of Cash Flow

The following table sets forth a summary of the Company’s consolidated cash flows for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	Years Ended December 31,
	2022	2022	2021
Statements of Operations Data	€	$	€
Net cash (used in) provided by operating activities	(917,436)	(981,473)	26,849
Net cash used in investing activities	(26,209)	(28,038)	(16,353)
Net cash provided by (used in) financing activities	1,237,144	1,323,497	(36,911)
Net increase (decrease) in cash	293,499	313,986	(26,415)
Cash, beginning of year	26,957	28,839	53,372
Effect of foreign exchange rate changes	26,773	28,641	-
Cash, end of year	347,229	371,466	26,957

To date the Company has financed its operations primarily through revenue generated from operations and loans and shares issued for cash.

Net cash (used in) provided by operating activities was €(917,436) and €26,849 for the years ended December 31, 2022 and 2021, respectively. The change was mainly due to the decrease of operating profit before working capital.

Net cash used in investing activities was €26,209 and €16,353 for the years ended December 31, 2022 and 2021, respectively. The increase in net cash used in investing activities was primarily due to the acquisition of our subsidiary, Brera Milano, during the year ended December 31, 2022.

Net cash provided by (used in) financing activities was €1,237,144 and €(36,911) for the years ended December 31, 2022 and 2021, respectively. The increase in net cash provided by financing activities was primarily due to the shares issued for cash during the year ended December 31, 2022.

Contractual Obligations

	Year Ended December 31, 2022
	Total		Less than 1 year		1 – 3 years		3 to 5 years		More than 5 years
	€	$	€	$	€	$	€	$	€	$
Operating lease commitments	312,228	334,021	82,666	88,436	144,273	154,343	85,289	91,242	-	-
Loan payable	22,212	23,762	6,346	6,789	12,693	13,579	3,173	3,394	-	-
	334,440	357,783	89,012	95,225	156,966	167,922	88,462	94,636	-	-

	Year Ended December 31, 2021
	Total		Less than 1 year		1 – 3 years		3 to 5 years		More than 5 years
	€	$	€	$	€	$	€	$	€	$
Loan from a shareholder	20,000	22,637	20,000	22,637	-	-	-	-	-	-
Operating lease commitments	380,266	430,409	80,054	90,610	150,793	170,677	133,169	150,729	16,250	18,393
Loan payable	25,478	28,838	3,267	3,698	12,692	14,366	9,519	10,774	-	-
	425,744	481,884	103,321	116,945	163,485	185,043	142,688	161,503	16,250	18,393

Other than indicated above, on December 31, 2022 and December 31, 2021, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our statements of financial position.

Commitments and Contingencies

Capital Expenditures

During the years ended December 31, 2022 and 2021, the Company made €1,209 and €16,353, respectively, in capital expenditures. We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease Commitment

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2023 to 2027. The Company’s commitments for minimum lease payments under these leases as of December 31, 2022 and as of December 31, 2021 are as follows:

Minimum lease payment as of December 31, 2022
€
Less than 1 year	82,666
1 to 3 years	144,273
3 to 5 years	85,289
More than 5 years	-
Total	312,228

Minimum lease payment as of December 31, 2021
€
Less than 1 year	80,054
1 to 3 years	150,793
3 to 5 years	133,169
More than 5 years	16,250
Total	380,266

Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes to the financial statements accompanying this Annual Report.

-	Note 1: Reverse recapitalization

The acquisition of Brera Milano was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the acquisition.

As of December 31, 2022, the Company, which was established as a non-operational shell corporation on June 30, 2022, has undergone a transformation following a reverse acquisition completed on July 29, 2022. Prior to this acquisition, the Company had issued shares to existing shareholders as a shell corporation, and it was not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Consequently, the consolidated financial statements of the Company as of December 31, 2021, represented a continuation of the financial statements of Brera Milano and the assets and liabilities are presented at their historical carrying values. As of December 31, 2022, the Company’s consolidated financial statements are prepared in accordance to IFRS 10 and represented the aggregated financial results of all entities within the Group.

-	Note 2(f): Assessment of our future liquidity and cash flows;

-	Note 10: Assessment of the lease term of lease liabilities depending on whether we are reasonably certain to exercise the extension options.

Assumptions and Estimation Uncertainties

Information about assumptions and estimates as of December 31, 2022 and 2021 that have high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes to the financial statements accompanying this Annual Report.

-	Note 3: Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets.

-	Note 4: Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Sergio Carlo Scalpelli	63	Chief Executive Officer and Director
Alessandro Aleotti	59	Chief Strategy Officer and Director
Amedeo Montonati	30	Chief Financial Officer
Daniel Joseph McClory	63	Executive Chairman and Director
Alberto Libanori	33	Director
Christopher Paul Gardner	69	Director
Pietro Bersani	55	Director
Goran Pandev	39	Director

Sergio Carlo Scalpelli has served as our Chief Executive Officer and a member of our board of directors since October 2022. Since June 2021, Mr. Scalpelli has been the President of cultural planning activities for Linkiestaclub, an Italian digital newspaper. From January 2001 to May 2021, Mr. Scalpelli was Chief of Institutional and External Relations for Fastweb, the pioneer company of fiber optic connections in Italy, where he worked on the sponsorships of Juventus (2001-2003), Valentino Rossi (2006-2011), Usain Bolt (2018) and the Frecce tricolori (2017-2019). During his time at Fastweb, Mr. Scalpelli was also President of ApBiscom, a news agency which was a joint venture between Fastweb and Associated Press from April 2002 to March 2004. Mr. Scalpelli was a councilor for Sport, Youth and Relationships with the Milan city council from June 1997 to March 2001 and a member of the executive committee of the council. Mr. Scalpelli was one of the founders and the first CEO (1996-1999) of one of the most authoritative Italian newspapers: Il Foglio quotidiano. Throughout the 1990s Mr. Scalpelli was on the editorial boards of the magazines MicroMega, Limes, IdeAzione and Critica Sociale, and he was on the board of directors of Bocconi University.

Alessandro Aleotti has served as our Chief Strategy Officer and a member of our board of directors since July 2022. Mr. Aleotti has served as the President of Brera FC since its founding in 2000. Mr. Aleotti founded the MilanoMetropoli newspaper in 1997 and was its editor and director until 2004. Mr. Aleotti is the author of numerous essays on economic issues, including a history of the Italian stock exchange, as well as three books on the philosophy of football. From February 2005 to November 2015, Mr. Aleotti was director of the Milania think tank, as well as a contributor or columnist for numerous newspapers and television programs, such as Libero, Telecampione and Lombardia Channel. In February 1990, Mr. Aleotti co-founded Datanord Multimedia, a dotcom company, and served as president until the company was sold and subsequently listed on the Italian Stock Exchange. Mr. Aleotti received his bachelor’s degree in business administration from Bocconi University.

Amedeo Montonati has served as our Chief Financial Officer since July 2022. Since October 2021, Mr. Montonati has been the Associate Director of AOGB Professional Services Group, an international CPA firm based in Hong Kong. Mr. Montonati worked for years in the finance consultancy sector for international financial firms and in the associated government administration industry. He has extensive expertise in accounting, corporate finance, corporate tax, management and administration consultancy and corporate services. He worked previously for Hawksford Financial Services, a leading firm for financial services and trust funds, and as a Manager for The Italian Chamber of Commerce in Hong Kong and Macao. Mr. Montonati received his Master’s in Business Administration with specialization in finance from the University of South Australia in 2022, he obtained a professional certificate in International Tax Law from the University of Leiden in 2021, he obtained a professional certification in Accounting Principles and Standards from the CFI Corporate Financial Institute in 2022, he received a Graduate Certificate in Business Administration from the University of South Australia and he also undergone his initial university program in International Business in 2017 at Melbourne Polytechnic, Australia.

Daniel Joseph McClory has served as our Executive Chairman and as a member of our board of directors since July 2022. Since October 2022, Mr. McClory has served as co-founder, Executive Chairman and as a member of the board of directors of The RoyaLand Company Ltd., a Bermuda holding company focused on creating a royalty-themed experience called myRoyal.World. Mr. McClory has been the Chairman and Chief Executive Officer of Boustead & Company Limited, a non-bank financial institution, since July 2016, and has served as the Managing Director, Head of Equity Capital Markets and Head of China for its U.S.-based subsidiary, Boustead Securities, LLC, since July 2016. Prior to working at Boustead, Mr. McClory held Managing Director positions at Bonwick Capital Partners, LLC, Burnham Securities Inc. and at Hunter Wise Financial Group, LLC from May 2004 to July 2016. Mr. McClory’s teams have ranked in the Top Ten of League Tables for placement agents, won “Deal of the Year” at the M&A Advisor Awards, and completed IPOs and transactions for clients listed on NASDAQ, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, and the Irish Stock Exchange. Mr. McClory serves on the boards of the USA Track & Field Foundation, the American Foundation of Savoy Orders, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. Mr. McClory earned a bachelor’s degree in English and a master’s degree in Language and International Trade from Eastern Michigan University. In 2010, Eastern Michigan University awarded Mr. McClory an honorary Doctor of Public Service degree.

Dr. Alberto Libanori has served as a member of our board of directors since July 2022. Since January 2019, Dr. Libanori has served as Senior Advisor of Boustead & Company Limited. Dr. Libanori has also been a member of the board of directors for Mainz Biomed N.V. (Nasdaq: MYNZ) since November 2021 and The RoyaLand Company Ltd. since October 2022. Previously, Dr. Libanori founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech, which was acquired by Symrise. He also has 10 years’ work experience at the science-business interface in venture capital, business development & licensing, M&A and IPOs, focusing on life-sciences, med-tech and cosmeceuticals, working with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds. Dr. Libanori has published more than 30 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Dr. Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Dr. Libanori is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

Christopher Paul Gardner has served as a member of our board of directors since January 2023. Since June 2021, Mr. Gardner has been the Senior Managing Director at Sutter Securities, Inc. Mr. Gardner’s first book, The Pursuit of Happyness, published in May 2006, became a New York Times and Washington Post #1 Bestseller that has been translated into over 40 languages and inspired the critically acclaimed film of the same name, starring Will Smith as Mr. Gardner. Mr. Gardner’s second bestselling book, “Start Where You Are,” was published in May 2009 and his most recent book, “Permission to Dream,” was published in April 2021. Mr. Gardner has over 30 years of experience in the financial services industry and in 1987 established the brokerage firm, Gardner Rich & Co, which he sold in 2006. Mr. Gardner has also served on the board of the National Education Foundation. We believe that Mr. Gardner is qualified to serve on our board of directors due to his record of executive and board experience.

Pietro Bersani has served as a member of our board of directors since January 2023. Since June 2020, Mr. Bersani has served as a member of the board of directors of Kiromic BioPharma, Inc. (Nasdaq: KRBP) and was appointed Chief Executive Officer in May 2022, after serving as the interim Chief Executive Officer in January 2022. From April 2020 to January 2022, Mr. Bersani was a Partner with B2B CFO Partners, LLC, which provides strategic management advisory services to owners of privately held companies. From October 2016 to July 2018 and November 2019 to March 2020, he served as the President and Chief Executive Officer of K.P. Diamond Eagle, Inc., a consulting firm specialized in development of innovative commercial and private aviation business models. Mr. Bersani served as a Senior Director within Alvarez & Marsal’s Private Equity Performance Improvement Practice, LLP between August 2018 and October 2019. Mr. Bersani is a Certified Public Accountant and is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of U.S. GAAP and IFRS. Mr. Bersani earned a bachelor’s degree and a master’s degree in business economics from Bocconi University. We believe that Mr. Bersani is qualified to serve on our board of directors due to his record of executive and board experience.

Goran Pandev has served as a member of our board of directors since January 2023. Mr. Pandev is a professional football player who began his career with FK Belasica during the 2000-01 season and has played for Lazio, Inter Milan, Genoa, and Parma, among others, while also being the captain of the North Macedonian national team until he retired from international football in 2021. After establishing himself at Lazio, Pandev moved to Inter Milan in early 2010. While playing for the Nerazzurri, Pandev collected a host of honors including winning the Serie A, the Coppa Italia and the UEFA Champions League in 2010 as part of a treble for the club. On April 22, 2021, he became the first Macedonian to score 100 goals in one of the top five European football leagues. Mr. Pandev has scored the most goals of any North Macedonian national team player with a total of 38 goals between 2001 and 2021. Mr. Pandev is the founder and owner of Akademija Pandev, a North Macedonian football club founded in 2010 that plays in the Macedonian First League and has succeeded in reaching the qualifiers to the UEFA Europa League during the 2019-2020 season and the UEFA Europa Conference League during the 2022-2023 season. We believe that Mr. Pandev is qualified to serve on our board of directors due to his extensive football experience.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

We recorded €137,685 in total compensation to directors and executive officers for the year ended December 31, 2022, consisting of €12,478 in salary to our Chief Executive Officer, Sergio Carlo Scalpelli, €18,986 in salary to our Chief Financial Officer, Amedeo Montonati, €60,303 in director’s fees and €42,828 in the form of a one-time termination payment to the former sole director of Brera Milano and a former director of Brera Holdings, Marco Sala, and €3,090 in director’s fees to the current sole director of Brera Milano, Francesca Duva. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. In connection with our initial public offering, we adopted an equity incentive plan, see “—Equity Incentive Plan” below.

Under our consulting agreement with our Chief Executive Officer, Sergio Carlo Scalpelli, effective as of October 5, 2022, we agreed that, for a 1-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Scalpelli an annual salary of €50,000, and he will be eligible to receive an annual cash bonus as determined by the Board of Directors. Under his agreement, we agreed to grant Mr. Scalpelli a share option under the Plan, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares to vest equally over three (3) years beginning on January 26, 2023. Upon a change of control of the Company, all of the shares will vest immediately. The Company also provides standard indemnification and directors’ and officers’ insurance in addition to the ability to participate in standard employee benefits, such as health insurance or 401(k), if the Company institutes these benefits in the future. Mr. Scalpelli is also subject to certain confidentiality and non-competition provisions.

Under our consulting agreement with our Chief Financial Officer, Amedeo Montonati, effective as of October 18, 2022, we agreed that, for a 6-month term, unless terminated earlier in accordance with its terms, we will pay to AOB Accounting and Consultancy Service Company Limited on behalf of Mr. Montonati a monthly fee of $4,000, and he will be eligible to receive an annual cash bonus as determined by the board of directors. The Company also provides standard indemnification and directors’ and officers’ insurance. Mr. Montonati is also subject to certain confidentiality and non-competition provisions.

Under their independent director agreements with us, each independent director receives an annual cash fee and an initial stock option that was awarded in connection with our initial public offering. We pay the annual cash compensation fee to each independent director in four equal installments no later than the fifth business day of each calendar quarter commencing in the second quarter of 2023. The cash fee to paid to each independent director is $51,000 as to Mr. Alberto Libanori, $51,000 as to Mr. Christopher Paul Gardner, $36,000 as to Mr. Goran Pandev, and $56,000 as to Mr. Pietro Bersani. Under their agreements, each independent director was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares. The share option vests over a three (3) year period beginning on January 26, 2023, at a rate of 1/3 per year. We also reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the independent director’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our independent directors, the term of which began January 26, 2023.

Under a Private Agreement between the Company and Marco Sala, a former director of Brera Holdings, dated November 30, 2022, we agreed that Mr. Sala would resign as sole director of Brera Milano, forfeit accrued and unpaid emoluments as sole director in the amount of approximately €43,000, forfeit an indemnity of €11,000 due by way of severance, that the Company would pay Mr. Sala the total and all-inclusive amount of €43,000, and that with fulfillment of such payment obligation, an agreement and acknowledgement by Mr. Sala that he expects nothing else from Brera Milano, and that, with fulfillment of Mr. Sala’s commitments to resign and make the forfeitures described above, the Company recognizes Mr. Sala’s discharge for work carried out during his tenure as sole director of Brera Milano. On November 30, 2022, Mr. Sala resigned as sole director of Brera Milano. On the same date, Brera Milano appointed Dr. Francesca Duva as new sole director of Brera Milano and granted Dr. Duva an annual emolument of €30,000.

Equity Incentive Plan

On October 26, 2022, our board of directors approved the Brera Holdings Limited 2022 Equity Incentive Plan, or the 2022 Plan.

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan will be 2,000,000 shares. Cancelled and surrendered share options and share awards may again become available for grant under the 2022 Plan. As of the date of this Annual Report, we have granted 200,000 share options under the 2022 Plan and all 1,800,000 shares remain available for issuance under the 2022 Plan. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

The following summary briefly describes the principal features of the 2022 Plan and is qualified in its entirety by reference to the full text of the 2022 Plan.

Awards that may be granted include: (a) Incentive Share Options, or ISO (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Shares, (e) Restricted Share Units, or RSUs, (f) Shares granted as a bonus or in lieu of another award, and (g) Performance Awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of our Class B Ordinary Shares and the award holder’s continuing service with us.

Share options give the option holder the right to acquire from us a designated number of shares of our Class B Ordinary Shares at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class B Ordinary Shares on the date of grant. Share options granted may be either incentive share options or non-qualified share options.

Share appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2022 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or Class B Ordinary Shares valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are awards of a right to receive shares of our Class B Ordinary Shares on a future date. Restricted Share Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted shares can take the form of awards of restricted shares, which represent issued and outstanding shares of our Class B Ordinary Shares subject to vesting criteria, or restricted share units, which represent the right to receive shares of our Class B Ordinary Shares subject to satisfaction of the vesting criteria. Restricted shares are surrenderable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

Our board of directors may grant Class B Ordinary Shares to any eligible recipient as a bonus, or to grant shares or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements.

The 2022 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, Class B Ordinary Shares, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the 2022 Plan are described in more detail below.

Administration of the 2022 Plan: The 2022 Plan is currently administered by our board of directors. All questions of interpretation of the 2022 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2022 Plan or of any award shall be determined by the Board, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2022 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors. in the exercise of its discretion pursuant to the 2022 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2022 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2022 Plan: The maximum aggregate number of Class B Ordinary Shares that may be issued under the 2022 Plan will be 2,000,000 shares and shall consist of authorized but unissued or reacquired Class B Ordinary Shares or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as share splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, or share dividend. Shares subject to an award under the 2022 Plan for which the award is canceled, forfeited, surrendered, or expires again become available for grants under the 2022 Plan.

Share Options and Share Appreciation Rights:

General. Share options and SARs shall be evidenced by award agreements specifying the number of Class B Ordinary Shares covered thereby, in such form as the board of directors shall from time to time establish. Each Share option grant will identify the option as an ISO or Non-qualified Share Option. Subject to the provisions of the 2022 Plan, the administrator has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each share option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the share option or SAR shall be not less than the fair market value of a Class B Ordinary Share on the effective date of grant of the share option or SAR. Notwithstanding the foregoing, a share option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such share option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

Exercise of Options. Share options may be immediately exercisable but subject to repurchase or may be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the board of directors and set forth in the award agreement evidencing such share option. No share option or SAR shall be exercisable after the expiration of seven (7) years after the effective date of grant of such share option or SAR. Subject to the foregoing, unless otherwise specified by the board of directors in the grant of a share option or SAR, any share option or SAR granted hereunder shall terminate seven (7) years after the effective date of grant of the share option or SAR, unless earlier terminated in accordance with its provisions. The board of directors may set a reasonable minimum number of Class B Ordinary Shares that may be exercised at any one time.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive share options, such term cannot exceed seven years provided that in the case of holders of more than 10% of our total combined voting shares, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Share Options. Share options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own ordinary shares, including Class B Ordinary Shares subject to outstanding awards held by him or her under the 2022 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of ordinary shares of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such Class B Ordinary Shares shall not be treated as issued under an ISO notwithstanding any designation otherwise.

Restricted Share Awards: Share awards can also be granted under the 2022 Plan. A share award is a grant of Class B Ordinary Shares or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Share Units: RSU Awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares issuable under each RSU Award shall be established by the board of directors in its discretion. Except as may be required by Applicable Law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving an RSU Award. Shares issued pursuant to any RSU Award may (but need not) be made subject to vesting conditions based upon the satisfaction of such Service requirements, conditions, restrictions or Performance Criteria, as shall be established by the board of directors and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2022 Plan, Performance Criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or Performance Criteria. Any Performance Criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

Performance Awards. Performance awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. Each performance award shall entitle the participant to a payment in cash or Class B Ordinary Shares upon the attainment of Performance Criteria and other terms and conditions specified by the board of directors. Notwithstanding the satisfaction of any Performance Criteria, the amount to be paid under a performance award may be adjusted by the board of directors on the basis of such further consideration as the board of directors in its sole discretion shall determine. The board of directors may, in its discretion, substitute actual Class B Ordinary Shares for the cash payment otherwise required to be made to a participant pursuant to a performance award.

Bonus Shares and Awards in Lieu of Obligations. The board of directors may grant Class B Ordinary Shares to any eligible recipient as a bonus, or to grant Class B Ordinary Shares or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the board of directors to the extent necessary to ensure that acquisitions of Class B Ordinary Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. Class B Ordinary Shares or awards granted hereunder shall be subject to such other terms as shall be determined by the board of directors.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as share splits, share dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board of directors also has the authority to alter or amend the 2022 Plan or any outstanding award or may terminate the 2022 Plan as to further grants, provided that no amendment will, without the approval of our shareholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2022 Plan, change the persons eligible for awards under the 2022 Plan, extend the time within which awards may be made, or amend the provisions of the 2022 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2022 Plan can be made without the consent of the holder of such award.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of seven (7) directors, Sergio Carlo Scalpelli, Alessandro Aleotti, Daniel Joseph McClory, Alberto Libanori, Christopher Paul Gardner, Pietro Bersani and Goran Pandev, four (4) of whom, Alberto Libanori, Christopher Paul Gardner, Pietro Bersani and Goran Pandev, are independent within the meaning of Nasdaq’s rules. Each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have a standing audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Alberto Libanori, Christopher Paul Gardner and Pietro Bersani, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with Mr. Bersani serving as chair of the audit committee. Our board has determined that Mr. Bersani qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing and approving related party transactions (viii) reviewing hedging transactions; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Alberto Libanori, Christopher Paul Gardner and Pietro Bersani, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with Mr. Gardner serving as chair of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alberto Libanori, Christopher Paul Gardner and Pietro Bersani, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, with Dr. Libanori serving as chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Irish law, our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the statutory and common law fiduciary duties of acting in good faith in the interests of the company and exercising due care and skill. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a fiduciary duty to avoid conflicts of interest. Irish law and our constitution provide that: (i) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (ii) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (iii) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the board of directors in respect of such a contract, and such a contract will not be voidable solely as a result.

Terms of Directors and Officers

Our constitution provides for a minimum of two directors and a maximum of twelve directors. Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by ordinary resolution. Our board of directors determines the number of directors subject to the above limitations. The first director of the Company was the person determined in writing by the subscriber of our constitution. The first director resigned on July 11, 2022, and was replaced by the directors named in this prospectus. Subsequent directors of our company may be appointed by our board of directors and shall hold office until the next annual general meeting where they shall be eligible for re-election. The following persons are disqualified by the Irish Companies Act from being a director of our company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Employment and Indemnification Agreements

We have entered into consulting agreements with certain of our executive officers. Each of these agreements provides for an initial salary and covenants not to solicit our employees or customers during their service period and for a period of up to 18 months following termination.

To the fullest extent permitted by Irish law, our constitution confers an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its constitution or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

Our constitution also contains indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, we have entered into agreements to indemnify our directors and our executive officers to the maximum extent allowed under applicable law. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director or executive officer.

Differences between Irish Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the common shares on Nasdaq, we are required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Irish law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Irish law and practice and subject to the exemption set forth in Rule 5615(a)(3) of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Instead, the Company will comply with the applicable Irish law;

●	Rule 5250(b)(3) which sets forth the requirement to disclose third party director and nominee compensation. Instead, the Company will comply with the applicable Irish law; and

●	Rule 5250(d) which sets forth the requirement to distribute annual and interim reports. For interim reporting, the Company may be permitted to comply solely with Irish law requirements, which are less rigorous than the rules that apply to domestic public companies.

6.D. Employees

As of December 31, 2022, the Company had no employees and two independent contractors. As of December 31, 2022, our subsidiary, Brera Milano, had no employees and no independent contractors. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Ordinary Shares Beneficially Owned (1)
Name of Beneficial Owner	Class A Ordinary Shares	Percent of Class A Ordinary Shares (%)	Class B Ordinary Shares		Percent of Class B Ordinary Shares (%)	Total Voting Power (2) (%)
Sergio Carlo Scalpelli, Chief Executive Officer and Director (3)	-	-	200,000	(4)	5.4	*
Alessandro Aleotti, Chief Strategy Officer and Director (5)	2,550,000	33.1	100,000		2.7	31.6
Amedeo Montonati, Chief Financial Officer (6)	-	-	-		-	-
Daniel Joseph McClory, Executive Chairman and Director (7)	2,300,000	29.9	-		-	28.5
Alberto Libanori, Director (8)	-	-	50,000		1.3	*
Christopher Paul Gardner, Director (9)	-	-	150,000		4.0	*
Pietro Bersani, Director (10)	-	-	50,000		1.3	*
Goran Pandev, Director (11)	-	-	50,000		1.3	*
All directors and executive officers as a group (8 persons)	4,850,000	63.0	500,000		13.5	60.7
KAP Global Holding Limited (12)	-	-	100,000		2.7	*
Niteroi Spa (13)	2,500,000	32.5	-		-	31.0
Pinehurst Partners LLC (14)	2,250,000	29.2	-		-	27.9
Grant McClory	-	-	250,000		6.7	*
Lucia Giovannetti	-	-	200,000		5.4	*
BaseStones, Inc. (15)	-	-	220,000		5.9	*
Oleta Investments, LLC (16)	-	-	255,000		6.9	*
Chris Etherington	-	-	280,000	(17)	7.6	*

(1)	Based on 7,700,000 Class A Ordinary Shares and 3,705,000 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each share of Class A Ordinary Shares held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each share of Class B Ordinary Shares held of record, on all matters submitted to a vote of the shareholders. A total of 11,405,000 ordinary shares representing total voting power of 80,705,000 votes are outstanding as of the date of this Annual Report.

(3)	Under the consulting agreement between Sergio Carlo Scalpelli and the Company, Mr. Scalpelli was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares, which will vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2023.

(4)	Consists of (i) 100,000 Class B Ordinary Shares held by Sergio Carlo Scalpelli; and (ii) 100,000 Class B Ordinary Shares held by KAP Global Holding Limited, which are considered to be beneficially owned by Mr. Scalpelli.

(5)	The 100,000 Class B Ordinary Shares held by KAP Global Holding Limited are considered to be beneficially owned by Alessandro Aleotti.

(6)	Currently holds no shares or options.

(7)	The 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC are considered to be beneficially owned by Daniel Joseph McClory.

(8)	Under the independent director agreement between Alberto Libanori and the Company, Dr. Libanori was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares, which will vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2023.

(9)	Under the independent director agreement between Christopher Paul Gardner and the Company, Mr. Gardner was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares, which will vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2023.

(10)	Under the independent director agreement between Pietro Bersani and the Company, Mr. Bersani was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares, which will vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2023.

(11)	Under the independent director agreement between Goran Pandev and the Company, Mr. Pandev was granted a share option, with an exercise price equal to $2.00, to purchase 50,000 Class B Ordinary Shares, which will vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2023.

(12)	KAP Global Holding Limited is a Hong Kong limited company. KAP Global Holding Limited’s director is Stefano Locatelli. Marco Sala, a former director of Brera Holdings, Stefano Locatelli, Sergio Carlo Scalpelli, our Chief Executive Officer and director, Alessandro Aleotti, our Chief Strategy Officer and a director, Massimo Ferlini and Christian Rocca as members of KAP Global Holding Limited are deemed to beneficially own the Class B Ordinary Shares owned by KAP Global Holding Limited and have voting and dispositive powers over its shares. KAP Global Holding Limited’s registered office is located at Room 903, 9/F., Kodak House II, 39 Healthy Street East, Quarry Bay, Hong Kong, China.

(13)	Niteroi Spa is an Italian joint-stock company. Niteroi Spa’s sole director is Adrio Maria de Carolis, a former director of Brera Holdings. Adrio Maria de Carolis is deemed to beneficially own the Class A Ordinary Shares owned by Niteroi Spa and has sole voting and dispositive powers over its shares. Niteroi Spa’s business address is Piazza San Giorgio 2, 20121 Milan MI, Italy.

(14)	Pinehurst Partners LLC is a Colorado limited liability company. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Ordinary Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301, United States.

(15)	BaseStones, Inc. is a Nevada corporation. BaseStones, Inc.’s president is Mohammad Ansari. Mohammad Ansari is deemed to beneficially own the Class B Ordinary Shares owned by BaseStones, Inc. and has sole voting and dispositive powers over its shares. BaseStones, Inc.’s business address is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067, United States.

(16)	Oleta Investments, LLC is a Nevada limited liability company. Oleta Investments, LLC’s managing member is Chris Etherington. Chris Etherington is deemed to beneficially own the Class B Ordinary Shares owned by Oleta Investments, LLC and has sole voting and dispositive powers over its shares. Oleta Investments, LLC’s business address is 48 Iron Trail, Ladera Ranch, CA, 92694, United States.

(17)	Consists of (i) 25,000 Class B Ordinary Shares held by Chris Etherington; and (ii) 255,000 Class B Ordinary Shares held by Oleta Investments, LLC, of which Mr. Etherington has sole voting and dispositive power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2022, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Corporate Reorganization

On July 18, 2022, we entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, a former director of Brera Holdings, Stefano Locatelli, Alessandro Aleotti, our Chief Strategy Officer and director, Christian Rocca, Sergio Carlo Scalpelli, our Chief Executive Officer and director, and MAX SRL, for a total of €25,000. In connection with this transaction, we paid Mr. Sala, our director, €5,000 for 20% of the share capital of Brera Milano; and we paid Mr. Aleotti €4,000 for 16% of the share capital of Brera Milano. Under this agreement, we also agreed to contribute €253,821 upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, to restore Brera Milano’s share capital due to a €253,821 liability indicated by its financial statements. On July 29, 2022, we executed the final deed of share transfer, paid €253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. As a result, the share transfer became effective under Italian law, and Brera Milano became our wholly-owned subsidiary.

On July 13, 2022, our subsidiary Brera Milano entered into a private deed with Alessandro Aleotti and Leonardo Aleotti in which Brera Milano agreed to purchase the trademarks “Brera” and “FENIX Trophy” for the cost of the trademarks’ registration.

On July 13, 2022, Brera Milano entered into a private deed with FCD Brera in which Brera Milano granted a non-exclusive license to FCD Brera to use the trademarks “Brera” and “FENIX Trophy” in connection with its football activities. Under the agreement, FCD Brera agreed to carry out certain requested sports activities relating to the trademarks in exchange for fees to be agreed between the parties. Costs attributable to the sports activities relating to the trademarks will be borne by FCD Brera, and revenues attributable to such activities will be recognized by Brera Milano. If appropriate fees cannot be agreed to in exchange for the requested sports activities, Brera Milano may decline to carry out the activities. Any costs that are sustained by FCD Brera in carrying out agreed-to sports activities in the manner requested by Brera Milano may be expensed to Brera Milano for reimbursement. FCD Brera may otherwise continue to operate independently of Brera Milano and the Company.

Sales of Securities

Founder Share Issuances

On July 14, 2022, we issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares in connection with the incorporation of Brera Holdings Limited, at an issue price of $0.005 per share, for a total consideration of $41,000. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class A Ordinary Shares issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our ordinary shares.

Shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Aggregate Purchase Price Paid
Daniel Joseph McClory, Executive Chairman and Director	2,500,000	-	$12,500
Niteroi Spa(1)	2,500,000	-	$12,500
Alessandro Aleotti, Chief Strategy Officer and Director	2,500,000	-	$12,500
Leonardo Aleotti(2)	250,000	-	$1,250
Marco Sala, former Director	350,000	-	$1,750
KAP Global Holding Limited(3)	-	100,000	$500

(1)	Niteroi Spa is an Italian joint-stock company. Niteroi Spa’s sole director is Adrio Maria de Carolis, a former director of Brera Holdings. Adrio Maria de Carolis is deemed to beneficially own the Class A Ordinary Shares owned by Niteroi Spa and has sole voting and dispositive powers over its shares. Niteroi Spa’s corporate office is Piazza San Giorgio 2, 20121 Milan MI, Italy.

(2)	Leonardo Aleotti is the adult son of Alessandro Aleotti, our Chief Strategy Officer and a director.

(3)	KAP Global Holding Limited is a Hong Kong limited company. KAP Global Holding Limited’s director is Stefano Locatelli. Marco Sala, a former director of Brera Holdings, Stefano Locatelli, Sergio Carlo Scalpelli, our Chief Executive Officer and director, Alessandro Aleotti, our Chief Strategy Officer and director, Massimo Ferlini and Christian Rocca as members of KAP Global Holding Limited are deemed to beneficially own the Class B Ordinary Shares owned by KAP Global Holding Limited and have voting and dispositive powers over its shares. KAP Global Holding Limited’s registered office is located at Room 903, 9/F., Kodak House II, 39 Healthy Street East, Quarry Bay, Hong Kong.

Surrendered Founder Shares and Related Share Issuances

On September 21, 2022, Daniel Joseph McClory, our Executive Chairman and director, surrendered his 2,500,000 Class A Ordinary Shares and we issued 2,250,000 Class A Ordinary Shares to Pinehurst Partners LLC, whose sole beneficial owner is Daniel Joseph McClory, 200,000 Class B Ordinary Shares to Lucia Giovannetti, and 50,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, for $11,250, $1,000 and $250, respectively.

On October 5, 2022, Marco Sala surrendered 250,000 of his Class A Ordinary Shares, Daniel Joseph McClory surrendered 250,000 of his Class B Ordinary Shares and we issued 50,000 Class A Ordinary Shares to each of Daniel Joseph McClory and Alessandro Aleotti, our Chief Strategy Officer and director, and 50,000 Class B Ordinary Shares to each of Alberto Libanori, our director, Pietro Bersani, our director, Goran Pandev, our director, and Sergio Carlo Scalpelli, our Chief Executive Officer and director, for aggregate purchase prices of $250 each, and 250,000 Class B Ordinary Shares to Grant McClory, Daniel Joseph McClory’s adult son, for $1,250.

On November 11, 2022, we issued 100,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, and 50,000 Class B Ordinary Shares to Sergio Carlo Scalpelli, our Chief Executive Officer and director, for $500 and $250, respectively.

Under our constitution, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares, and any number of classes of preferred shares. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. Class A Ordinary Shares are convertible to Class B Ordinary Shares as follows: (i) at the option of the holder of Class A Ordinary Shares without the payment of additional consideration or (ii) automatically upon the transfer of Class A Ordinary Shares, except that the transfer of Class A Ordinary Shares to another holder of Class A Ordinary Shares will not result in such automatic conversion. Class B Ordinary Shares are not convertible. Other than as to voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally.

As a result of the above share issuances and surrenders, our founders, some of whom are, or are beneficially owned by, our officers and directors, own 7,700,000 Class A Ordinary Shares, which amounts to 77,000,000 votes out of a total of 80,705,000 votes held by our outstanding ordinary shares.

Private Placements

On July 22, 2022, September 19, 2022, October 7, 2022, October 26, 2022, and November 4, 2022, we conducted private placements of Class B Ordinary Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,505,000 Class B Ordinary Shares at $1.00 per share for a total of $1,505,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Ordinary Shares, subject to certain exceptions. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $105,350, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $15,050, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 105,350 Class B Ordinary Shares, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Capital Increase Agreements

On July 18, 2022, we entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, a former director of Brera Holdings, Stefano Locatelli, Alessandro Aleotti, our Chief Strategy Officer and director, Christian Rocca, Sergio Carlo Scalpelli, our Chief Executive Officer and a director, and MAX SRL. We also agreed to contribute €253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a €253,821 liability indicated by its financial statements. On July 29, 2022, we executed the final deed of share transfer, paid €253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. As a result, the share transfer became effective under Italian law, and Brera Milano became our wholly-owned subsidiary.

Indemnification Agreements

To the fullest extent permitted by Irish law, our constitution confers an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its constitution or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

Our constitution also contains indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, we have entered into agreements to indemnify our directors and our executive officers to the maximum extent allowed under applicable law. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director or executive officer.

Other Agreements

From March 2016 to May 2022, we engaged SWG S.p.A., or SWG, to provide certain polling services, free of charge, and without agreements in writing. SWG is beneficially owned by Adrio Maria de Carolis, a beneficial owner of approximately 30.9% of our Class A Ordinary Shares and a former director of Brera Holdings.

For the year ended December 31, 2022, we had other receivables owed to Brera Calcio AS in the amount of €3,076 and to each of Alessandro Aleotti, our Chief Strategy Officer and director, Marco Sala, a former director of Brera Holdings, Sergio Carlo Scalpelli, our Chief Executive Officer and director, Stefano Locatelli and Christian Rocca in the amount of €333, deposits and prepayments owed to MAX SRL, Stefano Locatelli and Sergio Carlo Scalpelli, our Chief Executive Officer and director in the amounts of €38,856, €35,868 and €22,020, respectively, trade payables owed to MAX SRL, Stefano Locatelli, Sergio Carlo Scalpelli, our Chief Executive Officer and Francesca Duva, the director of Brera Milano in the amounts of €19,666, €9,867, €4,146 and €3,090, respectively.

For the year ended December 31, 2021, we had other receivables owed to Stefano Locatelli in the amount of €1,334 and to each of Alessandro Aleotti, our Chief Strategy Officer and director, Marco Sala, a former director of Brera Holdings, Sergio Carlo Scalpelli, our Chief Executive Officer and director, and Christian Rocca in the amount of €333, deposits and prepayments owed to MAX SRL and Stefano Locatelli in the amounts of €14,545 and €14,000, respectively, trade payables owed to MAX SRL and Brera Calcio AS in the amounts of €6,112 and €36,600, respectively and we had a loan from Mr. Scalpelli in the amount of €20,000.

On August 16, 2022, we signed a sponsorship agreement with Fudbalski Klub Akademija Pandev, or Akademija Pandev, wherein we contributed €70,000 to Akademija Pandev in exchange for their use of the Brera trademarks during the 2022-23 football season. Goran Pandev, our director, is the founder and owner of Akademija Pandev, a North Macedonian football club founded in 2010, that plays in the Macedonian First League. For the entirety of 2022-23 season, Akademija Pandev will provide Brera brand awareness and will use our trademarks on their game shirts, on their wall poster campaign in the city of Strumica, on their banners, including those used in the sports center of Goran Pandev, as well as a mutually agreed upon joint communication both to the Macedonian press and on the club’s official media channels. The sponsorship agreement is non-exclusive and does not automatically renew. On November 25, 2022, we entered into an extension to the sponsorship agreement in which we agreed to extend the term of the sponsorship agreement to December 31, 2023, and to pay Akademija Pandev an additional €30,000.

Under a Private Agreement between the Company and Marco Sala, a former director of Brera Holdings, dated November 30, 2022, we agreed that Mr. Sala would resign as sole director of Brera Milano, forfeit accrued and unpaid emoluments as sole director in the amount of approximately €43,000, forfeit an indemnity of €11,000 due by way of severance, that the Company would pay Mr. Sala the total and all-inclusive amount of €43,000, and that with fulfillment of such payment obligation, an agreement and acknowledgement by Mr. Sala that he expects nothing else from Brera Milano, and that, with fulfillment of Mr. Sala’s commitments to resign and make the forfeitures described above, the Company recognizes Mr. Sala’s discharge for work carried out during his tenure as sole director of Brera Milano. On November 30, 2022, Mr. Sala resigned as sole director of Brera Milano. On the same date, Brera Milano appointed Dr. Francesca Duva as new sole director of Brera Milano and granted Dr. Duva an annual emolument of €30,000.

Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of $5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of $4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA.” The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for $5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and Class A Ordinary Shares shareholders, have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 12 months without the prior written consent of the Representative.

Entry into a Letter of Intent with Fudbalski Klub Akademija Pandev

On February 13, 2023, we entered into a binding letter of intent (the “Letter of Intent”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company or Brera Milano.

Pursuant to the Letter of Intent, the Company, FKAP and the FKAP Owner will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company will acquire from the FKAP Owner a number of shares of the issued and outstanding capital stock or other equity interests of FKAP constituting 90% of the outstanding common shares of FKAP after such acquisition. The Company will pay the FKAP Owner €600,000 on the date that the parties enter into the Definitive Agreements. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Letter of Intent, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Letter of Intent will automatically terminate, and be of no further force and effect except as provided, upon the earlier of (i) execution of the Definitive Agreements, (ii) mutual agreement between the Company and the FKAP Owner, or (iii) at least ten days’ written notice of termination from one party to the other which may occur no sooner than March 31, 2023. The Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

Entry into a Contract with Tchumene FC Sports Association

On March 17, 2023, we entered into a contract (the “Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC” or the “Club”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between us and Tchumene FC.

Pursuant to the Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. We will determine the Club’s game shirt sponsor, deliver media relating to the Club on its communication channels, manage external media relations, use the Club’s brand for any communication activity and promotion, and promote the Club around the world through its relationship network with football operators and finance partners in the United States. We will not intervene or assume responsibility over the sports management of the Club and all of the Club’s sporting activity will remain under the exclusive control of Tchumene FC. The Company will pay Tchumene FC €25,000, of which €15,000 was paid upon signing the Contract and €10,000 will be paid by the middle of the 2023 football season. Additionally, if the Contract is renewed automatically for an additional annual term as described below, the Company will pay €25,000 in one lump sum within thirty days of such renewal of the Contract for the following football season. We will decide the shirt sponsor of the Club’s football shirts. If the sponsor is an Italian company that already works with us, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, we will negotiate with Tchumene FC the division of the sponsorship revenue in accordance with market standards.

The Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The Contract also provides that no exclusivity obligations arise under it, and that we may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

Entry into a Share Purchase Agreement with Fudbalski Klub Akademija Pandev

On April 28, 2023, we entered into an agreement for the purchase and sale of outstanding common shares (the “Share Purchase Agreement”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company.

Pursuant to the Share Purchase Agreement, the Company acquired from the FKAP Owner 2,250 common shares of FKAP, constituting 90% of the outstanding common shares of FKAP, and the Company paid the FKAP Owner €600,000 upon the signing of the Share Purchase Agreement. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Share Purchase Agreement, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Share Purchase Agreement may be terminated, amended, supplemented, waived or modified only by written instrument signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. The Share Purchase Agreement contains customary covenants including as to due diligence, representation and warranties, and indemnification.

Related Party Transaction Policy

Pursuant to our related party transaction policy, any related party transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related party, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related party’s direct or indirect interest and the actual or apparent conflict of interest of the related party. Our board of directors or the designated committee will not approve or ratify a related party transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Policy on Dividend Distributions

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant, and will be subject to compliance with applicable laws, including the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend.

8.B. Significant Changes

Except as disclosed elsewhere in this Annual Report, such as the disclosure relating to our initial public offering in January 2023, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class B Ordinary Shares have traded on the Nasdaq Capital Market since January 27, 2023, under the symbol “BREA”.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The description of certain terms and provisions of our constitution, as amended, and certain related sections of the Irish Companies Act are incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-268187) filed with the SEC and as declared effective on January 26, 2023.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

10.D. Exchange Controls

Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares. See “Item 10. Additional Information—E. Taxation.”

10.E. Taxation

The following summary contains a description of material Irish and U.S. federal tax consequences of the acquisition, ownership and disposition of our Class B Ordinary Shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ordinary shares in this offering.

Irish Tax Considerations

The following is a summary of the material Irish tax consequences for certain beneficial holders of our Class B Ordinary Shares. The summary is based upon Irish tax laws and the practice of the Revenue Commissioners of Ireland in effect on the date of this Annual Report and correspondence with the Revenue Commissioners of Ireland. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive, and holders of our Class B Ordinary Shares should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) of this offering, including the acquisition, ownership, and disposal of our Class B Ordinary Shares. The summary applies only to shareholders who will own our Class B Ordinary Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

A disposal of our Class B Ordinary Shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such Class B Ordinary Shares are used in or for the purposes of a trade carried on by such shareholder in Ireland through a branch or agency or are used or held or acquired for use by or for the purposes of such a branch or agency.

A holder of our Class B Ordinary Shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of our Class B Ordinary Shares during the period in which such individual is non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares in Irish incorporated companies generally is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the buyer or transferee. Irish stamp duty may, depending on the manner in which our Class B Ordinary Shares are held, be payable in respect of transfers of our Class B Ordinary Shares.

Shares held through DTC

It is expected that a transfer of our Class B Ordinary Shares effected by means of the transfer book entry interests in DTC will not be subject to Irish stamp duty.

Shares held outside of DTC or transferred into or out of DTC

A transfer of our Class B Ordinary Shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Holders of our Class B Ordinary Shares wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp duty charge on transfers of our Class B Ordinary Shares, any person who wishes to acquire shares of our company should consider acquiring such shares through DTC.

Withholding Tax on Dividends

We do not expect to pay dividends for the foreseeable future. To the extent that we do make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, or DWT, currently at a rate of 25%.

For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.

General Exemptions

The following is a general overview of the scenarios where it will be possible for us to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident holder of our Class B Ordinary Shares is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (the current list of Relevant Territories for DWT purposes are: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Kenya, Korea, Kosovo, Kuwait, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zambia);

●	a company which is not resident for tax purposes in Ireland but is resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company, which is not resident for tax purposes in Ireland, that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company, which is not resident for tax purposes in Ireland, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company, which is not resident for tax purposes in Ireland, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, we have received from the holder of our Class B Ordinary Shares, where required, the relevant Irish Revenue Commissioners DWT Form(s) prior to the payment of the dividend and such DWT Form(s) remain valid.

For non-Irish resident holders of our Class B Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

The holders of our Class B Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT (subject if required to certain administrative obligations being satisfied). If any holders of our Class B Ordinary Shares are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Revenue Commissioners of Ireland.

Income Tax on Dividends Paid on our Class B Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder that is not resident or, in the case of individuals, ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend received from us. An exception to this position may apply where such holder holds our Class B Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

A holder of our Class B Ordinary Shares that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the holder holds our Class B Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of our Class B Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our Class B Ordinary Shares are regarded as property situated in Ireland for Irish CAT purposes as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. The holders of our Class B Ordinary Shares should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. HOLDERS OF OUR CLASS B ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES IN IRELAND, INCLUDING RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSAL OF SUCH ORDINARY SHARES.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares pursuant to this Annual Report and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between Ireland and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our ordinary shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending December 31, 2022, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2022 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, that U.S. Holder must generally continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our ordinary shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our ordinary shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our ordinary shares.

The tax consequences that would apply if we are or become a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

U.S. persons who are investors in a PFIC are generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the non-dividend portion of the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

As discussed above under “Dividend Policy”, we do not currently expect to make distributions on our ordinary shares. Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, for so long as our ordinary shares are listed on Nasdaq or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. The amount of a dividend will include any amounts withheld by us in respect of Irish income taxes. The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars at a later date.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Irish income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Irish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Ireland for purposes of, and are eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 to acquire our ordinary shares are required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Brera’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and concentration risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on financial performance. Risk management is carried out under the direction of the board of directors.

Risk management overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. It is estimated that a 50-basis point change in interest rates will affect our loss before tax by €110 and €125 as of December 31, 2022 and 2021, respectively. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars and euros, which are the functional currencies for the Company and Brera Milano, respectively. The reporting currency of the consolidated financial statements is euros. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our cash held with banks and other financial intermediaries.

The carrying amount of the cash represented the maximum credit exposure which amounted to €347,229 and €26,957 as of December 31, 2022 and 2021, respectively.

We had assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, we had assessed a zero-loss allowance on this cash balance as of December 31, 2022 and 2021, respectively.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash deposit in the traditional banks in Italy, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., €100,000) are at risk. For the cash deposit in non-traditional banks (i.e., Wise Europe SA), the whole amount of the cash deposit is at risk since it is not insured by the government.

As of December 31, 2022, and 2021, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to €292,658 and €0, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

Concentration risk

One customer accounted for 74% of our sales for the year ended December 31, 2022, and three customers accounted for 75% of our sales for the years ended December 31, 2021. Accounts receivable from these customers was €24,400 and €71,038 as of December 31, 2022 and 2021, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On January 31, 2023, we completed our initial public offering of 1,500,000 Class B Ordinary Shares sold at a public offering price of $5.00 per share (the “IPO”). The Class B Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-268187), which was declared effective by the SEC on January 26, 2023.

Our IPO generated gross proceeds of $7.5 million. We had underwriting discounts and commissions of approximately $0.3 million and other issuance costs of approximately $0.3 million. We paid out of Company proceeds all of our fees, costs and expenses in connection with the IPO.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on January 30, 2023, pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Pietro Bersani is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Bersani is an “independent director” as defined by the rules and regulations of Nasdaq.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at https://investors.breraholdings.com/governance/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2022 and 2021 by TAAD LLP, the Company’s principal accounting firm.

	For the year ended December 31,
	2022	2021
Audit Fees	$59,148	$-
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$59,148	$-

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended December 31, 2022, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above. We did not engage our principal accountant to provide assurance or related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Republic of Ireland and our corporate governance practices are governed by applicable laws of Ireland and our constitution. In addition, because our Class B Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. We have not relied on any of these “controlled company” exemptions.

However, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Irish corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5250(b)(3), which sets forth the requirement to disclose third party director and nominee compensation.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5250(d), which sets forth the requirement to distribute annual and interim reports.

Our Irish counsel has provided relevant letters to Nasdaq certifying that under Irish law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F-1” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Constitution of the Registrant as in effect prior to October 27, 2022 (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on November 4, 2022)
1.2	Amended and Restated Constitution of the Registrant in effect as of October 27, 2022 (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on November 4, 2022)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of December 31, 2022
4.1	Form of Private Placement Subscription Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 filed on November 4, 2022)
4.2	English translation of Lease Agreement – Arena Civica, dated as of April 1, 2022 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 filed on November 4, 2022)
4.3	English translation of Lease Agreement – Arena Civica, dated as of October 19, 2022 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 filed on November 4, 2022)
4.4	English translation of Lease Agreement – Brera Football Village (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed on November 4, 2022)
4.5*	English translation of Lease Contract between Brera Milano S.r.l. and DCS & Partner, dated as of March 1, 2023
4.6	English translation of Private Deed between KAP S.r.l. and Alessandro Aleotti and Leonardo Aleotti, dated as of July 13, 2022 (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 filed on November 4, 2022)
4.7	English translation of Private Deed between KAP S.r.l. and FCD Brera, dated as of July 13, 2022 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on November 4, 2022)
4.8	English translation of Guarantee Fund for Small and Medium-Size Enterprises Form between KAP S.r.l. and Mediocredito Centrale S.p.A., dated as of May 20, 2020 (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1 filed on November 4, 2022)
4.9	English translation of Private Agreement for Non-Interest-Bearing Loan Between Individuals between KAP S.r.l. and Sergio Carlo Scalpelli, dated as of October 28, 2021 (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 filed on November 4, 2022)
4.10	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on November 4, 2022)
4.11	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on November 4, 2022)
4.12	Consulting Agreement between Brera Holdings Limited and Sergio Carlo Scalpelli, dated as of October 5, 2022 (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 filed on November 4, 2022)
4.13	Consulting Agreement between Brera Holdings Limited and Amedeo Montonati, dated as of October 18, 2022 (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 filed on November 4, 2022)
4.14	Brera Holdings Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 filed on November 4, 2022)
4.15	Form of Share Option Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 filed on November 4, 2022)
4.16	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 filed on November 4, 2022)
4.17	Form of Restricted Share Unit Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 filed on November 4, 2022)
4.18	English translation of Sponsorship Agreement between KAP S.r.l. and Fudbalski Klub Akademija Pandev, dated as of August 16, 2022 (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 filed on November 4, 2022)
4.19	English translation of Private Agreement for the Extension of the Sponsorship Agreement between Brera Milano S.r.l. and Fudbalsky Klub Akademija Pandev, dated as of November 25, 2022 (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 filed on November 30, 2022)

4.20	English translation of Private Agreement between Brera Holdings PLC and Marco Sala, dated as of November 30, 2022 (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 filed on November 30, 2022)
4.21	English translation of Preliminary Agreement for the Sale of Shares of a Limited Liability Company (S.R.L.) between Brera Holdings Limited and Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL, dated as of July 18, 2022 (incorporated by reference to Exhibit 2.1 to Registration Statement on Form F-1 filed on November 4, 2022)
4.22	English translation of Deed of Share Transfer between Brera Holdings Limited and Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL, dated as of July 29, 2022 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form F-1 filed on November 4, 2022)
4.23	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 1, 2023)
4.24	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed on February 1, 2023)
4.25	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on November 4, 2022)
4.26	Letter of Intent, dated as of February 13, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 15, 2023)
4.27	English translation of Contract, dated as of March 17, 2023, by and among Brera Milano S.r.l. and Tchumene FC Sports Association (incorporated by reference to Exhibit 1.1 to Form 6-K filed on March 29, 2023)
4.28*	Share Purchase Agreement, dated as of April 28, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder
4.29*	English Translation of Lease Contract between Fudbalski Klub Akademija Pandev and Basketball Club ABA Strumica, dated as of March 3, 2023
8.1*	List of Subsidiaries of the Registrant
11.1*	Code of Ethics and Business Conduct
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of TAAD LLP
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRERA HOLDINGS PLC

Date: May 1, 2023	By:	/s/ Sergio Carlo Scalpelli
	Name:	Sergio Carlo Scalpelli
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Brera Holdings PLC and subsidiary (FKA Brera Holdings Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brera Holdings PLC and subsidiary (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, changes in shareholders’ Deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2022.

Diamond Bar, CA

May 1, 2023

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Financial Position as at December 31, 2022 and 2021

		As at December 31, 2022	As at December 31, 2021
	Notes	EUR	EUR
ASSETS
Non-current assets
Property, plant and equipment, net	5	11,365	14,175
Right-of-use assets	6	288,389	363,412
		299,754	377,587

Current assets
Deferred offering costs	24	262,684	-
Trade and other receivables – outside parties	7	32,252	121,760
Trade and other receivables – related parties	7	4,409	2,667
Deposits and prepayments – outside parties	8	82,027	40,649
Deposits and prepayments – related parties	8	96,744	28,545
Cash and cash equivalents	9	347,229	26,957
		825,345	220,578
Total assets		1,125,099	598,165

SHAREHOLDERS’ DEFICIT AND LIABILITIES
Shareholders’ deficit
Ordinary shares Class A, US$0.005 par value, 50,000,000 Class A ordinary shares authorized, 7,700,000 and 2,850,000 shares issued and 2,850,000 shares issued as of December 31, 2022 and 2021, respectively[1]	15	35,988	13,466
Ordinary shares Class B, US$0.005 par value, 250,000,000 Class B ordinary shares authorized, 2,205,000 and 100,000 shares issued as of December 31, 2022 and 2021, respectively[1]	15	10,306	473
Subscription receivable	15	(935)	(13,939)
Accumulated other comprehensive income	15	26,773	-
Other reserves	15	1,302,846	25,515
Accumulated deficit		(1,506,191)	(279,336)
Total shareholders’ deficit		(131,213)	(253,821)

Non-current liabilities
Non-current lease liabilities	10	226,773	295,587
Non-current loan payable	11	15,713	21,916
		242,486	317,503

Current liabilities
Trade and other payables – outside parties	12	613,489	297,492
Trade and other payables – related parties	12	36,769	42,712
Deferred revenue – outside parties	25	224,248	29,371
Loan from a shareholder	13	-	20,000
Current lease liabilities	10	80,637	77,520
Provisions	14	-	11,000
Income tax payable		52,480	53,304
Current loan payable	11	6,203	3,084
		1,013,826	534,483
Total shareholders’ deficit and liabilities		1,125,099	598,165

[1]	The share amounts are presented on a retrospective basis for founder shares.

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Profit or Loss for the Years Ended December 31, 2022, 2021 and 2020

		For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
	Notes	EUR	EUR	EUR

Revenue	16	162,407	420,167	214,756

Costs and operating expenses:
Cost of revenue – outside parties	17	(25,180)	(81,588)	(49,546)
Cost of revenue – related parties	17	(65,090)	(29,000)	(25,000)
General and administrative – outside parties	18	(1,152,873)	(286,669)	(135,217)
General and administrative – related parties	18	(146,000)	(30,000)	(15,000)
Total operating expenses		(1,389,143)	(427,257)	(224,763)

Operating losses		(1,226,736)	(7,090)	(10,007)

Other income (expenses)		4,869	(47,942)	21,118
Finance costs		(4,988)	(2,693)	(367)
Total other (expenses) income		(119)	(50,635)	20,751

(Loss) profit before income taxes		(1,226,855)	(57,725)	10,744

Provision for income taxes expenses	20	-	(29,331)	(8,236)
Net (loss) profit		(1,226,855)	(87,056)	2,508

Other comprehensive loss:
Foreign currency translation adjustments		26,773	-	-
Total comprehensive (loss) income		(1,200,082)	(87,056)	2,508

Basic and diluted weighted average shares outstanding[1]
Class A	21	5,203,562	2,850,000	2,850,000
Class B	21	709,301	100,000	100,000

Basic and diluted (loss) earnings per share (in EUR)
Class A		(0.21)	(0.03)	0.00
Class B		(0.21)	(0.03)	0.00

[1]	The share amounts are presented on a retrospective basis for founder shares.

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2022, 2021 and 2020

			Class A		Class B						Total
	Ordinary Share		Ordinary Shares		Ordinary Shares		Subscription	Exchange	Other	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserve	reserves	deficit	deficit
		EUR		EUR		EUR	EUR	EUR	EUR	EUR	EUR

Balance as at December 31, 2019[1]	-	-	2,850,000	13,466	100,000	473	(13,939)	-	25,000	(194,788)	(169,788)

Imputed interest	-	-	-	-	-	-	-	-	243	-	243

Profit for the year	-	-	-	-	-	-	-	-	-	2,508	2,508

Balance as at December 31, 2020[1]	-	-	2,850,000	13,466	100,000	473	(13,939)	-	25,243	(192,280)	(167,037)

Imputed interest	-	-	-	-	-	-	-	-	272	-	272

Loss for the year	-	-	-	-	-	-	-	-	-	(87,056)	(87,056)

Balance as at December 31, 2021[1]	-	-	2,850,000	13,466	100,000	473	(13,939)	-	25,515	(279,336)	(253,821)

Shares issued for cash	1	1	7,600,000	35,374	2,355,000	11,001	13,003	-	1,262,228	-	1,321,607

Surrender of shares	(1)	(1)	(2,750,000)	(12,852)	(250,000)	(1,168)	1	-	14,020	-	-

Imputed interest	-	-	-	-	-	-	-	-	1,083	-	1,083

Exchange difference arising from translation	-	-	-	-	-	-	-	26,773	-	-	26,773

Loss for the year	-	-	-	-	-	-	-	-	-	(1,226,855)	(1,226,855)

Balance as at December 31, 2022	-	-	7,700,000	35,988	2,205,000	10,306	(935)	26,773	1,302,846	(1,506,191)	(131,213)

[1]	The share amounts are presented on a retrospective basis for founder shares.

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
	EUR	EUR	EUR

(Loss) profit before income taxes	(1,226,855)	(57,725)	10,744

Adjustments for:
Depreciation on plant and equipment	4,019	4,455	1,185
Depreciation on right-of-use assets	92,293	64,426	1,855
Gain on modification of lease, net	(451)	-	-
Change in provisions	(11,000)	-	-
Bad debt written off	5,261	-	-
Interest expense	4,946	2,421	124

Operating (loss) profit before working capital changes	(1,131,787)	13,577	13,908

Change in deferred offering costs	(262,684)	-	-
Change in trade and other receivables	82,505	(38,250)	(22,166)
Change in deposits and prepayments	(109,577)	(69,194)	-
Change in deferred revenue	194,877	29,371	-
Change in trade and other payables	310,054	97,562	41,300

Cash (used in) generated from operations	(916,612)	33,066	33,042
Tax paid	(824)	(6,217)	(4,137)
Net cash (used in) generated from operating activities	(917,436)	26,849	28,905

Investing activity
Purchase of plant and equipment	(1,209)	(16,353)	-
Acquisition of a subsidiary	(25,000)	-	-
Cash used in an investing activity	(26,209)	(16,353)	-

Financing activities
Loan from a shareholder	-	20,000	-
Repayment of loan from a shareholder	(20,000)	-	-
Proceeds from shares issuance for cash	1,346,607	-	-
Repayment of lease liabilities	(82,516)	(54,762)	(1,855)
Interest portion of lease liabilities	(3,680)	(2,234)	(28)
Interest paid on long term borrowing	(183)	(187)	(96)
Contributions	-	272	243
New long-term borrowing raised	-	-	25,000
Partial repayment of long-term borrowing	(3,084)	-	-
Net cash generated from (used in) financing activities	1,237,144	(36,911)	23,264

Net increase (decrease) in cash and cash equivalents	293,499	(26,415)	52,169
Cash and cash equivalents at beginning of the year	26,957	53,372	1,203
Effect of foreign exchange rate changes	26,773	-	-

Cash and cash equivalents at end of the year	347,229	26,957	53,372

Non-cash financing activities

Right-of-use assets obtained in exchange for lease liabilities	22,752	425,250	-
Change in lease liabilities for modification of lease	5,933	-	-

Brera Holdings PLC (FKA Brera Holdings Limited)

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

Note 1 — General information and reorganization transactions

Brera Holdings PLC (FKA Brera Holdings Limited) (“Brera Holdings” or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

The sole subscriber to the incorporation constitution of the Company was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by the Company reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

Brera Milano S.r.l. (FKA KAP S.r.l.) (“Brera Milano” or “KAP”), an Italian limited liability company (società a responsabilità limitata), was formed on December 20, 2016.

On July 18, 2022, the Company entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL (the “Acquisition”). Pursuant to the terms of the agreement, the Company acquired 100% of equity interest of Brera Milano on July 29, 2022. As a result, Brera Milano became a wholly owned subsidiary of the Company.

The Company also agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements. On July 29, 2022, the Company executed the final deed of share transfer, paid EUR253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. On the same day, the share transfer became effective under Italian law. As a result, Brera Milano became a wholly-owned subsidiary of the Company.

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

As of December 31, 2022, the Company, which was established as a non-operational shell corporation on June 30, 2022, has undergone a transformation following a reverse acquisition completed on July 29, 2022. Prior to this acquisition, the Company had issued shares to existing shareholders as a shell corporation, and it was not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Consequently, the consolidated financial statements of the Company as of December 31, 2021, represented a continuation of the financial statements of Brera Milano and the assets and liabilities are presented at their historical carrying values. As of December 31, 2022, the Company’s consolidated financial statements are prepared in accordance to IFRS 10 and represented the aggregated financial results of all entities within the Group.

The Company, via its wholly-owned operating subsidiary, Brera Milano, is engaged in a range of businesses including football division progression, global football player transfer services, sponsorship services, and football school services and consulting services on football projects.

Note 2 — General principles for the preparation of the consolidated financial statements

(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group have been prepared in accordance with IFRS.

COVID-19 pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”), and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report with new variants being discovered. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Group cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time. If the pandemic continues, it may have a material effect on the Group’s results of future operations, financial position, and liquidity in the next 12 months.

(b)	Historical cost convention

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

(c)	Basis of preparation

The consolidated financial statements consist of the consolidated statements of financial position, the consolidated statements of profit or loss, consolidated statements of changes in equity, consolidated statements of cash flows and the notes to the consolidated financial statements.

The consolidated statements of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statements of profit or loss have been prepared based on the function of the expenses.

The consolidated statements of cash flows have been prepared using the indirect method.

The consolidated financial statements present all amounts rounded to the nearest dollars of Euro (“EUR”), unless otherwise stated. They also present comparative information in respect to the previous period.

(d)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Euro (the Group’s presentation currency).

Entity	Functional Currency
Brera Holdings PLC	United States dollar (“US$”)
Brera Milano S.r.l.	Euro (“EUR”)

Change in functional currency

The Company has changed its determination of functional currency from Euro (“EUR”) to United States Dollar (“US$”) from its date of incorporation (i.e. June 30, 2022), based on the expectation of the increased exposure to the US$ as a result of the growth in international operations.

The change in functional currency has been accounted for prospectively from the date of change. As a result of the change, the Group has restated its consolidated financial statements for comparative purposes in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

The impact of the change in functional currency on the Group's consolidated financial statements has been reflected in the consolidated statement of profit or loss, the consolidated statement of financial position, and the consolidated statement of cash flows.

(e)	Critical Accounting Policies and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

(i)	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes.

-	Note 1: Reverse recapitalization

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

As of December 31, 2022, the Company, which was established as a non-operational shell corporation on June 30, 2022, has undergone a transformation following a reverse acquisition completed on July 29, 2022. Prior to this acquisition, the Company had issued shares to existing shareholders as a shell corporation, and it was not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Consequently, the consolidated financial statements of the Company as of December 31, 2021, represented a continuation of the financial statements of Brera Milano and the assets and liabilities are presented at their historical carrying values. As of December 31, 2022, the Company’s consolidated financial statements are prepared in accordance to IFRS 10 and represented the aggregated financial results of all entities within the Group.

-	Note 2 (f): assessment of the Group’s future liquidity and cash flows;

-	Note 10: assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options.

(ii)	Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2022 that have high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

-	Note 3: estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets.

-	Note 4: measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

(f)	Going concern assumption

In preparing the consolidated financial statements, the directors of the Company have given careful consideration to the future liquidity of the Group in light of the fact that the Group incurred a net loss of EUR1,226,855 for the year ended December 31, 2022 and as of that date, the Group has deficit in equity attributable to shareholders of the Company of EUR131,213 and the Group had net liabilities of EUR131,213 and net current liabilities of EUR188,481.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statements of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

On January 27, 2023, the Class B Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the initial public offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000 and management considers the Company to have sufficient cash and cash equivalents which was €6,059,848 (approximately $6,482,826) as of March 31, 2023. As a result of the successful initial public offering and funds raised, management believes that the Company has the necessary resources and liquidity to meet its obligations and sustain its operations for the foreseeable future (i.e., at least 12 months beyond the date of the issuance of audited consolidated financial statements for the year ended December 31, 2022). Therefore, these financial statements have been prepared on a going concern basis and management considered the preparation of the financial statements as a going concern was appropriate.

Note 3 — Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the constituent companies in the Group.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Group Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)

Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fittings	5
Office equipment and software	5

Impairment on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade receivables. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(ii)	Definition of default

The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(v)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, loans from shareholders and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or

●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e., only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

The Group enters into services agreements and statements of work which set out the details of the work streams for each project to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

●	The Group provides consultancy services by providing information about its clients, products and services to their customers. The objective is to help its clients on its market positioning, internal roles structuring and research for new partners. The service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied and measured by the value of the service performed to date.

Value of the service performed is determined based on the hours incurred times a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.

The Group has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Group under residual value guarantees;

●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Note 4 — Financial instruments, financial risks and capital management

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2022	December 31, 2021
	EUR	EUR
Financial assets
Financial assets at amortized cost	383,890	151,384

Financial liabilities
Financial liabilities at amortized cost	896,422	414,575
Lease liabilities	307,410	373,107

(b)	Financial risk management policies and objectives

The Group’s overall risk management policy seeks to minimize potential adverse effects on financial performance of the Group. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. The risks associated with these financial instruments and the policies to mitigate these risks are set out below.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables and other receivables.

As at December 31, 2022, approximately 95% of the Group’s trade receivable arose from 2 customers, (2021: approximately 75% of the Group’s trade receivable arose from 3 customers). In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

Concentration of credit risk

Financial instruments, which potentially subject the Group to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash deposit in the traditional banks in Italy, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e. EUR100,000) are at risk. For the cash deposit in non-traditional banks (i.e. Wise Europe SA), the whole amount of the cash deposit is at risk since it is not insured by the government.

As of December 31, 2022, and 2021, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to EUR292,658 and EUR0, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Group has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount EUR	Loss allowance EUR	Net carrying amount EUR
2022
Trade receivables	Lifetime ECL – Not credit-impaired	31,660	-	31,660
Other receivables	12-month ECL	5,001	-	5,001
		36,661	-	36,661
2021
Trade receivables	Lifetime ECL – Not credit-impaired	120,363	-	120,363
Other receivables	12-month ECL	4,064	-	4,064
		124,427	-	124,427

(ii)	Interest rate risk management

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.

The Group’s primary interest rate relates to interest-bearing long-term borrowings. The interest rate and terms of repayment of bank loans are disclosed in note 11 of the consolidated financial statements.

The sensitivity analysis has been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2022, it is estimated that a 50 basis point change in interest rates will affect the Group’s loss before tax by EUR110 (2021: profit before tax by EUR125).

(iii)	Liquidity risk management

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Interest rate	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	%	EUR	EUR	EUR	EUR
December 31, 2022
Non-interest bearing	-	874,506	-	874,506	874,506
Fixed interest rate instruments	0.75	6,346	15,866	22,212	21,916
Lease liabilities	0.75 – 8.1	82,666	229,562	312,228	307,410

December 31, 2021
Non-interest bearing	-	389,573	-	389,573	389,573
Fixed interest rate instruments	0.75	3,267	22,212	25,479	25,000
Lease liabilities	0.75	80,054	300,212	380,266	373,107

(iv)	Fair value of financial assets and financial liabilities

The carrying amounts of financial assets and liabilities on the consolidated statements of financial position approximate their respective fair values due to the relatively short-term maturity of these consolidated financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to consolidated financial statements.

(c)	Capital risk management policies and objectives

Management reviews the capital structure regularly to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. As a part of this review, the management consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debts or the redemption of existing debts. The Group’s overall strategy remains unchanged.

Note 5 — Property, plant and equipment

	Office equipment	Leasehold improvement	Total
	EUR	EUR	EUR
Cost:
At January 1, 2020	5,923	-	5,923
Additions	-	-	-
At December 31, 2020	5,923	-	5,923
Additions	9,153	7,200	16,353
At December 31, 2021	15,076	7,200	22,276
Additions	1,209	-	1,209
At December 31, 2022	16,285	7,200	23,485

Accumulated depreciation:
At January 1, 2020	2,461	-	2,461
Depreciation for the year	1,185	-	1,185
At December 31, 2020	3,646	-	3,646
Depreciation for the year	3,015	1,440	4,455
At December 31, 2021	6,661	1,440	8,101
Depreciation for the year	2,579	1,440	4,019
At December 31, 2022	9,240	2,880	12,120

Net carrying amount:
At December 31, 2020	2,277	-	2,277
At December 31, 2021	8,415	5,760	14,175
At December 31, 2022	7,045	4,320	11,365

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 amounted to EUR4,019, EUR4,455 and EUR1,185, respectively, which were included in general and administrative expenses.

Note 6 — Right-of-use assets

	Office space and garage	Office equipment	Vehicles	Total
	EUR	EUR	EUR	EUR
Cost:
At January 1, 2020	-	-	4,443	4,443
Additions	-	-	-	-
At December 31, 2020	-	-	4,443	4,443
Additions	341,591	3,315	80,344	425,250
At December 31, 2021	341,591	3,315	84,787	429,693
Additions	-	-	22,752	22,752
Modification of lease	-	-	(5,482)	(5,482)
At December 31, 2022	341,591	3,315	102,057	446,963

Accumulated depreciation:
At January 1, 2020	-	-	-	-
Depreciation for the year	-	-	1,855	1,855
At December 31, 2020	-	-	1,855	1,855
Depreciation for the year	43,986	182	20,258	64,426
At December 31, 2021	43,986	182	22,113	66,281
Depreciation for the year	62,829	660	28,804	92,293
At December 31, 2022	106,815	842	50,917	158,574

Carrying amount:
At December 31, 2020	-	-	2,588	2,588
At December 31, 2021	297,605	3,133	62,674	363,412
At December 31, 2022	234,776	2,473	51,140	288,389

Amount recognized in profit and loss

	2022	2021	2020
	EUR	EUR	EUR
Depreciation expense on right-of-use assets	92,293	64,426	1,855
Interest expense on lease liabilities	3,680	2,234	28
Expenses relating to lease of short-term leases	2,951	3,597	1,210

Note 7 — Trade and other receivables

	December 31, 2022	December 31, 2021
	EUR	EUR
Trade receivables – outside parties	31,660	120,363
Other receivables – outside parties	592	1,397
Other receivables – related parties	4,409	2,667
	36,661	124,427

The credit period on rendering of service to outside parties is based on ordinary course of businesses.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. As at end of reporting period, management considers the ECL for trade and other receivables is insignificant.

As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

Note 8 — Deposits and prepayments

	December 31, 2022	December 31, 2021
	EUR	EUR
Deposits – outside parties	39,193	39,694
Prepayments – related parties	96,744	28,545
Prepayments – outside parties	42,834	955
	178,771	69,194

Note 9 — Cash and cash equivalents

	December 31, 2022	December 31, 2021
	EUR	EUR
Cash at bank	347,229	26,957

Note 10 — Lease liabilities and commitment

The Group entered into lease agreements for office space, garage, office equipment and vehicles with expiration dates ranging from 2023 to 2027. The lease terms were between 2 to 6 years. The Company’s lease liabilities payables and commitments for minimum lease payments under these leases as at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	EUR	EUR
Lease liabilities payable:
Less than 1 year	80,637	77,520
1 to 3 years	141,909	147,453
3 to 5 years	84,864	131,904
More than 5 years	-	16,230
	307,410	373,107

A maturity analysis of lease liabilities based on undiscounted gross cash flow is reported in the table below:

	December 31, 2022	December 31, 2021
	EUR	EUR
Less than 1 year	82,666	80,054
1 to 3 years	144,273	150,793
3 to 5 years	85,289	133,169
More than 5 years	-	16,250
	312,228	380,266

At December 31, 2022, the total cash outflow for leases amount to EUR86,196 (2021: EUR56,996).

Note 11 — Loan payable

	December 31, 2022	December 31, 2021
	EUR	EUR
Unsecured – at amortized cost:
Small and medium enterprises guarantee fund interest rate: 0.75% per annum (2021: interest rate: 0.75% per annum)	21,916	25,000

Analyzed between:
Current portion
Within 1 year	6,203	3,084

Non-current portion
Within 2 to 5 years	15,713	21,916
	21,916	25,000

The loan was drawn on June 25, 2020 from an independent third party. The monthly interest rate is 0.0625% and the annualized interest rate is 0.75% per annum. The loan term is 6 years and repayment of principal begins 2 years from the loan drawdown date.

Note 12 — Trade and other payables

	December 31, 2022	December 31, 2021
	EUR	EUR
Trade payables – outside parties	100,791	68,986
Trade payables – related parties	29,533	42,712
Other payables – outside parties	512,698	257,877
Other payables – related parties	7,236	-
	650,258	369,575

Trade payables mainly represents trade payables due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payable mainly represents social security contribution payables, VAT and other tax payables.

Note 13 — Loan from a shareholder

The balance represents the loan from a shareholder, Sergio Carlo Scalpelli, our Chief Executive Officer and director, in the amount of EUR20,000, interest-free with repayment scheduled on March 31, 2022, June 30, 2022 and September 30, 2022 in the amount of EUR7,000, EUR7,000 and EUR6,000, respectively. Sergio Carlo Scalpelli waived the repayment schedule, and the repayment date of the full amount was rescheduled to September 30, 2022. The full amount of the loan was repaid to Sergio Carlo Scalpelli on September 30, 2022. The outstanding balance of the loan amounted to EUR0 and EUR20,000 for the years ended December 31, 2022 and 2021, respectively.

Note 14 — Provisions

The balance represents the termination benefits for directors of Brera Milano. Provisions for termination benefits for directors are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The former director of Brera Milano, Marco Sala, agreed to waive the entitled provision upon his resignation as director of Brera Milano in 2022.

Note 15 — Share capital and other reserves

The authorized share capital of the Company consists of 350,000,001 shares, consisting of (i) 300,000,000 shares of ordinary shares, with a nominal value of US$0.005 per share, of which 50,000,000 shares are designated Class A Ordinary Shares, nominal value US$0.005 per share, and 250,000,000 shares are designated Class B Ordinary Shares, nominal value US$0.005 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter.

The sole subscriber to the incorporation constitution of Brera Holdings Limited was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00 on June 30, 2022 but no cash has been received. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by Brera Holdings Limited reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

As part of the Reorganization, 100% of Brera Milano shares were acquired by the Company in exchange for the payment of EUR25,000 to Brera Milano shareholders (the “Acquisition”). The Company also agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under their agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements.

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

As of December 31, 2022, the Company, which was established as a non-operational shell corporation on June 30, 2022, has undergone a transformation following a reverse acquisition completed on July 29, 2022. Prior to this acquisition, the Company had issued shares to existing shareholders as a shell corporation, and it was not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Consequently, the consolidated financial statements of the Company as of December 31, 2021, represented a continuation of the financial statements of Brera Milano and the assets and liabilities are presented at their historical carrying values. As of December 31, 2022, the Company’s consolidated financial statements are prepared in accordance to IFRS 10 and represented the aggregated financial results of all entities within the Group.

On July 22, 2022, September 19, 2022, October 7, 2022, October 26, 2022, and November 4, 2022, we conducted private placements of Class B Ordinary Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,505,000 Class B Ordinary Shares at $1.00 per share for a total of US$1,505,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Ordinary Shares, subject to certain exceptions. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of US$105,350, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of US$15,050, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 105,350 Class B Ordinary Shares, exercisable on a cashless basis, with an exercise price of US$1.00 per share, subject to adjustment.

On September 21, 2022, Daniel Joseph McClory, our Executive Chairman and director, surrendered his 2,500,000 Class A Ordinary Shares and we issued 2,250,000 Class A Ordinary Shares to Pinehurst Partners LLC, whose sole beneficial owner is Daniel Joseph McClory, 200,000 Class B Ordinary Shares to Lucia Giovannetti, and 50,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, for US$11,250, US$1,000 and US$250, respectively.

On October 5, 2022, Marco Sala surrendered 250,000 of his Class A Ordinary Shares, Daniel Joseph McClory surrendered 250,000 of his Class B Ordinary Shares and we issued 50,000 Class A Ordinary Shares to each of Daniel Joseph McClory and Alessandro Aleotti, our Chief Strategy Officer and director, and 50,000 Class B Ordinary Shares to each of Alberto Libanori, our director, Pietro Bersani, our director, Goran Pandev, our director, and Sergio Carlo Scalpelli, our Chief Executive Officer and director, for aggregate purchase prices of $250 each, and 250,000 Class B Ordinary Shares to Grant McClory, Daniel Joseph McClory’s adult son, for US$1,250.

On November 11, 2022, we issued 100,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, and 50,000 Class B Ordinary Shares to Sergio Carlo Scalpelli, our Chief Executive Officer and director, for US$500 and US$250, respectively.

Note 16 — Revenue

	2022	2021	2020
	EUR	EUR	EUR
Revenue recognized over time
Consultancy revenue	162,407	420,167	214,756

All revenue was generated from sales transactions with independent third parties.

One customer accounted for over 10% of the Group’s total revenue, represented 74% of the Group’s sales for the year ended December 31, 2022. Three customers, each accounted for over 10% of the Group’s total revenue, represented 75% and 98% of the Group’s sales for the years ended December 31, 2021 and 2020, respectively. Trade receivable from these customers was EUR24,400, EUR71,038 and EUR81,385 as of December 31, 2022, 2021 and 2020, respectively.

Note 17 — Cost of revenue

Cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers.

	2022	2021	2020
	EUR	EUR	EUR
Cost of revenue	90,270	110,588	74,546

72%, 26% and 34% of the cost of revenue were incurred from transactions with related parties of the Company for the year ended December 31, 2022, 2021 and 2020, respectively.

Four suppliers, each accounted for over 10% of the Group’s total cost of revenue, represented 88%, 56% and 88% of the Group’s cost of revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Trade payable from these suppliers was EUR37,853, EUR6,112 and EUR7,560 as of December 31, 2022, 2021 and 2020, respectively.

Note 18 — General and administrative expenses

Included within general and administrative expenses are the following expenses.

	2022	2021	2020
	EUR	EUR	EUR
Advertising and marketing expenses	17,566	1,210	2,529
Bad debt expenses	5,261	-	-
Bank and other charges	4,424	2,718	719
Cleaning expenses	8,888	9,250	-
Depreciation	96,311	68,881	3,040
Director’s emoluments (included in note 19)	118,699	58,164	80,660
Entertainment expenses	33,651	13,172	428
Insurance	3,190	1,680	-
Listing fee	47,464	-	-
Office supplies and administrative expenses	10,453	36,158	1,307
Professional and consultancy services - third parties	643,825	47,020	6,045
Professional and consultancy services - related parties	46,000	-	-
Expenses on short term leases	2,951	3,597	1,210
Sponsorship - related party	100,000	30,000	15,000
Staff costs	38,993	-	-
Stamp duties and other taxes	5,214	2,089	315
Subscriptions	427	5,454	9,469
Transportation and accommodation	39,466	11,613	10,688
Utilities	3,344	1,729	-
Other administrative expenses	72,746	23,934	18,807
	1,298,873	316,669	150,217

Note 19 — Director’s emoluments

	2022	2021	2020
	EUR	EUR	EUR
Director’s fee	106,693	46,892	59,756
Other emoluments	12,006	11,272	20,904
	118,699	58,164	80,660

Other emoluments mainly represent social security fund and medical allowance.

Note 20 — Provision for income taxes expenses

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The Company was incorporated in Ireland on June 30, 2022, no provision for income taxes in the Ireland has been made as Brera Holdings PLC did not generate any Ireland taxable income for the year ended December 31, 2022. The corporate tax rate for trading income in Ireland in 2022 is 12.50% (2021:12.50%).

Italy

The Company conducts its major businesses in Italy and is subject to tax in this jurisdiction. During the years ended December 31, 2022, 2021 and 2020, all taxable income (loss) of the Company is generated in Italy. As a result of its business activities, the Company files tax returns that are subject to examination by the Italian Revenue Agency.

Italian companies are subject to two enacted income taxes at the following rates:

	2022	2021	2020
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	3.90%	3.90%	3.90%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs).

For the years ended December 31, 2022, 2021 and 2020, the Company’s income tax expenses are as follows:

	2022	2021	2020
	EUR	EUR	EUR
Current tax expenses	-	29,331	8,236
	-	29,331	8,236

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2022	2021	2020
	EUR	EUR	EUR
(Loss) profit before tax for the year	(1,226,855)	(57,725)	10,744

Expected income tax recovery – IRES	(112,400)	(13,854)	2,579
Expected income tax recovery – IRAP	(18,265)	(2,251)	419
Expected income tax recovery – Ireland	(94,815)	-	-
Tax loss not recognized	225,480	-	-
Permanent differences	-	45,436	5,238
Current tax expenses	-	29,331	8,236

Note 21 — Basic and diluted (loss) earnings per share

The calculation of the basic and diluted (loss) earnings per share attributable to the shareholders of the Group is based on the following data:

(Loss) earnings

	2022	2021	2020
	EUR	EUR	EUR
(Loss) earnings for the purpose of basic and diluted (loss) earnings per share	(1,226,855)	(87,056)	2,508

Number of shares

	2022	2021	2020
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share (Ordinary shares Class A)	5,203,562	2,850,000	2,850,000
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share (Ordinary shares Class B)	709,301	100,000	100,000

Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as of December 31, 2022, 2021 and 2020.

The Group computes net (loss) earnings per share of Ordinary Shares Class A and Ordinary Shares Class B stock using the two-class method. Basic net (loss) earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted net (loss) earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The dilutive effect of outstanding restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

The rights, including the liquidation and dividend rights, of the holders of our Ordinary Shares Class A and Ordinary Shares Class B stock are identical, except with respect to voting.

In the years ended December 31, 2022, 2021 and 2020, the net (loss) earnings per share amounts are the same for Ordinary Shares Class A and Ordinary Shares Class B stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The following table sets forth the computation of basic and diluted net (loss) earnings per share for the years ended December 31, 2022, 2021 and 2020, which includes both Ordinary Shares Class A and Ordinary Shares Class B:

	2022		2021		2020
	Ordinary shares Class A	Ordinary shares Class B	Ordinary shares Class A	Ordinary shares Class B	Ordinary shares Class A	Ordinary shares Class B
Net (loss) earnings per share, basic and diluted
Numerator:
Allocation of undistributed net (loss) earnings	(1,079,683)	(147,172)	(84,105)	(2,951)	2,423	85
Denominator:
Weighted average shares	5,203,562	709,301	2,850,000	100,000	2,850,000	100,000
Basic and diluted net (loss) earnings per share	(0.21)	(0.21)	(0.03)	(0.03)	0.00	0.00

Note 22 — Related party

The related parties had transactions and outstanding balances for the years ended December 31, 2022 and 2021 consist of the following:

Name of the related parties	Nature of relationship
Brera Calcio AS	Shareholder of the Company being the president of this entity
Fudbalski Klub Akademija Pandev	Goran Pandev, the director of the Company, is the founder and owner of this entity
Alessandro Aleotti	Shareholder, Chief Strategy Officer and Director of the Company
Marco Sala	Shareholder of the Company and former Director of Brera Milano
Max Srl	Shareholder of the Company
Stefano Locatelli	Shareholder of the Company
Christian Rocca	Shareholder of the Company
Sergio Carlo Scalpelli	Shareholder, Chief Executive Officer and Director of the Company
Adrio Maria de Carolis	Shareholder of the Company
Francesca Duva	Director of Brera Milano

	2022	2021
	EUR	EUR
Other receivables – related parties
Alessandro Aleotti	333	333
Marco Sala	333	333
Sergio Carlo Scalpelli	333	333
Christian Rocca	334	334
Stefano Locatelli	-	1,334
Brera Calcio AS	3,076	-

Deposits and prepayments – related parties
Max Srl	38,856	14,545
Stefano Locatelli	35,868	14,000
Sergio Carlo Scalpelli	22,020	-

Trade and other payables – related parties
Max Srl	19,666	6,112
Stefano Locatelli	9,867	-
Brera Calcio AS	-	36,600
Sergio Carlo Scalpelli	4,146	-
Francesca Duva	3,090	-

Loan from a shareholder
Sergio Carlo Scalpelli	-	20,000

As of December 31, 2022 and 2021, balances due from and due to related parties primarily represent monetary advancements and repayments by the related parties for its normal course of business.

During the years ended December 31, 2022 and 2021, Brera Milano engaged SWG S.p.A., or SWG, to provide certain polling services, free of charge, and without agreements in writing. SWG is beneficially owned by Adrio Maria de Carolis, a beneficial owner of Class A Ordinary Shares.

Note 23 — Reconciliation of liabilities arising from financing activities

	Loan payable	Loan from a shareholder	Lease liabilities	Total
	EUR	EUR	EUR	EUR
At January 1, 2020	-	-	4,474	4,474
Financing cash flows	25,000	-	(1,883)	23,117
Interest expenses	-	-	28	28
At December 31, 2020	25,000	-	2,619	27,619
Financing cash flows	-	20,000	(56,996)	(36,996)
New leases entered	-	-	425,250	425,250
Interest expenses	-	-	2,234	2,234
At December 31, 2021	25,000	20,000	373,107	418,107
Financing cash flows	(3,084)	(20,000)	(86,196)	(109,280)
New leases entered	-	-	22,752	22,752
Change on modification of lease	-	-	(5,933)	(5,933)
Interest expenses	-	-	3,680	3,680
At December 31, 2022	21,916	-	307,410	329,326

Net proceeds from shares issuance for cash in 2022 was EUR1,346,607 (2021 and 2020: nil).

Note 24 — Deferred offering costs

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”). The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the Offering took place on January 31, 2023. Upon completion of the IPO, these deferred offering costs shall be reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

	December 31, 2022	December 31, 2021
	EUR	EUR
Deferred offering costs	262,684	-

Note 25 — Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS 15 - Revenue from Contracts with Customers.

	December 31, 2022	December 31, 2021
	EUR	EUR
Deferred revenue – outside parties	224,248	29,371

Note 26 — Subsequent events

(i)	Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for US$5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and Class A Ordinary Shares shareholders, have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 12 months without the prior written consent of the Representative.

(ii)	Entry into a Letter of Intent with Fudbalski Klub Akademija Pandev

On February 13, 2023, we entered into a binding letter of intent (the “Letter of Intent”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company or Brera Milano.

Pursuant to the Letter of Intent, the Company, FKAP and the FKAP Owner will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company will acquire from the FKAP Owner a number of shares of the issued and outstanding capital stock or other equity interests of FKAP constituting 90% of the outstanding common shares of FKAP after such acquisition. The Company will pay the FKAP Owner EUR600,000 on the date that the parties enter into the Definitive Agreements. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Letter of Intent, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Letter of Intent will automatically terminate, and be of no further force and effect except as provided, upon the earlier of (i) execution of the Definitive Agreements, (ii) mutual agreement between the Company and the FKAP Owner, or (iii) at least ten days’ written notice of termination from one party to the other which may occur no sooner than March 31, 2023. The Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

(iii)	Entry into a Contract with Tchumene FC Sports Association

On March 17, 2023, we entered into a contract (the “Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC” or the “Club”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between us and Tchumene FC.

Pursuant to the Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. We will determine the Club’s game shirt sponsor, deliver media relating to the Club on its communication channels, manage external media relations, use the Club’s brand for any communication activity and promotion, and promote the Club around the world through its relationship network with football operators and finance partners in the United States. We will not intervene or assume responsibility over the sports management of the Club and all of the Club’s sporting activity will remain under the exclusive control of Tchumene FC. The Company will pay Tchumene FC €25,000, of which €15,000 was paid upon signing the Contract and €10,000 will be paid by the middle of the 2023 football season. Additionally, if the Contract is renewed automatically for an additional annual term as described below, the Company will pay €25,000 in one lump sum within thirty days of such renewal of the Contract for the following football season. We will decide the shirt sponsor of the Club’s football shirts. If the sponsor is an Italian company that already works with us, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, we will negotiate with Tchumene FC the division of the sponsorship revenue in accordance with market standards.

The Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The Contract also provides that no exclusivity obligations arise under it, and that we may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

(iv)	Entry into a Share Purchase Agreement with Fudbalski Klub Akademija Pandev

On April 28, 2023, we entered into an agreement for the purchase and sale of outstanding common shares (the “Share Purchase Agreement”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by the Company.

Pursuant to the Share Purchase Agreement, the Company acquired from the FKAP Owner 2,250 common shares of FKAP, constituting 90% of the outstanding common shares of FKAP, and the Company paid the FKAP Owner EUR600,000 upon the signing of the Share Purchase Agreement. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Share Purchase Agreement, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The Share Purchase Agreement may be terminated, amended, supplemented, waived or modified only by written instrument signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. The Share Purchase Agreement contains customary covenants including as to due diligence, representation and warranties, and indemnification.