Form 20-F
period 2023-12-31
Brera Holdings PLC
filed 2024-07-19
CIK 1939965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Pierre Galoppi, Chief Executive Officer

Tel: +353 1 237 3700

Email: info@breraholdings.com

Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class B Ordinary Shares, $0.005 nominal value per share	BREA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,700,000 Class A Ordinary Shares, $0.005 nominal value per share, and 3,960,000 Class B Ordinary shares, $0.005 nominal value per share, as of December 31, 2023.

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

Annual Report on Form 20-F

Year Ended December 31, 2023

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“Brera Holdings,” “we,” “us,” “our,” “the Company,” or “our company” are to Brera Holdings PLC, including its subsidiaries.

●	“Brera Ilch FC” and “Bayanzurkh FC” are to Bayanzurkh Sporting Ilch FC, a sports association incorporated under the laws of Mongolia, with whom we have a contract to assume management control of the team and rebrand as Brera Ilch FC.

●	“Brera Milano” and “KAP” are to Brera Milano S.r.l., formerly KAP S.r.l., an Italian limited liability company (società a responsabilità limitata), which is our wholly-owned subsidiary.

●	“Brera Strumica FC,” “Fudbalski Klub Akademija Pandev” and “FKAP” are to Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia, which is our 90%-owned subsidiary.

●	“Brera Tchumene FC” and “Tchumene FC” are to Tchumene FC Sports Association, a football club organized under the laws of Mozambique, with whom we have a contract to sponsor and rebrand the club as Brera Tchumene FC.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, $0.005 nominal value per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, $0.005 nominal value per share.

●	“Commission” or “SEC” are to the Securities and Exchange Commission.

●	“CONIFA” are to the Confederation of Independent Football Associations, the international governing body for association football teams that are not affiliated with FIFA.

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

●	“FCD Brera,” “Brera FC,” “Brera Calcio” and “third team of Milan” are to the “Brera Football Club”.

●	“FENIX Trophy” are to the FENIX Trophy, which is a non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022, now in its third season, and was organized by Brera FC. “FENIX” is intended to be an acronym for “Friendly European Non-professional Innovative Xenial”.

●	“FIFA” are to the Federation Internationale de Football Association, or International Federation of Association Football, the international governing body of association football.

●	“FIGC” are to the Federazione Italiana Giuoco Calcio, or Italian Football Federation, the governing body of football in Italy and organizes the Italian football league.

●	“first team” are to the players selected to play for the most senior team in a football club.

●	“football” are to the sport commonly referred to as “soccer” in the United States.

●	“Italian football” are to the Italian football league system, which consists of nine national and regional tournament levels, the first three being professional, while the remaining six are amateur, from highest level to lowest level are: Serie A, Serie B, Serie C, Serie D, Eccellenza, Promozione, Prima Categoria, Seconda Categoria, and Terza Categoria.

●	“MCO” are to multi-club ownership, which is the practice of acquiring multiple sports clubs, typically football clubs, and building a network of related teams in the process.

●	“Nasdaq” are to the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC.

●	“NOIF” are to the Norme organizzative interne della FIGC, or Internal Organizational Rules of the FIGC, the rules that govern all aspects of Italian football.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“UEFA” are to the Union of European Football Associations, the governing body of European football and the umbrella organization for 55 national associations.

●	“UYBA” and “UYBA Volley” are to UYBA Volley S.s.d.a.r.l, an entity organized under the laws of Italy, which is our 51%-owned subsidiary.

●	“2022 Plan” are to the Brera Holdings Limited 2022 Equity Incentive Plan approved by our board of directors on October 26, 2022.

In this Annual Report, references to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States, all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union, and all references to “MKD” or “denars” are to the legal currency of North Macedonia. Our reporting currency and our functional currency is EUR euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain EUR euros into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EUR euros into U.S. dollars in this Annual Report were made at a rate of €0.9040 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 29, 2023. On July 5, 2024, the noon buying rate for EUR euros was €0.9235 per $1.00. No representation is made that the EUR euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or EUR euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2023, 2022 and 2021 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is December 31.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity and competitive success of our sports clubs;

●	our ability to maintain strong relationships with our fans, supporters and sponsors;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

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

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

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

Our financial results are dependent on, and are expected to continue to depend in large part on, the football and other sports clubs we acquire remaining popular with their fanbases and, in varying degrees, on each club’s first team achieving competitive success, which can generate fan enthusiasm, resulting in sustained ticket, premium seating, suite, food and beverage and merchandise sales during the season. Competitive success can also lead to revenues related to access to continental (mainly European) competitions, the transfer market for the footballers we develop, and sponsorships. However, due to the sheer unpredictability of the on-the-pitch results, which do not strictly depend on the amount invested in the club, there can be no assurance that Brera-controlled clubs will achieve competitive success and ultimately thereby generate substantial increased revenues from related rights.

Our first team under management, Brera FC, is on a hiatus from football operations for the 2023-24 season and will resume in June 2024. Due to its status as an amateur club, we view Brera FC’s role in our business as one of supporting our primary revenue-generating initiatives, including promoting the FENIX Trophy, our non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022 and was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other football clubs. The FENIX Trophy is now in its third edition with the semifinal and final matches between the final four teams scheduled for May 10, 2024 and May 12, 2024. Even though this tournament has been successful, it is not guaranteed to continue to be in the future.

Our second team under management, Brera Tchumene FC, won its 2023 post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique, for the 2024 season. Our third team under management, Brera Strumica FC, currently competes in the Macedonian First League and has since first being promoted in 2017. Brera Strumica FC has participated in the first qualifying round of two UEFA competitions, the Europa League during the 2019-20 season and the Europa Conference League during the 2022-23 season. Our fourth team under management, Brera Ilch FC, is currently competing in the Mongolia Premier League for the first time during the 2023-24 season which it earned the right to compete in after only being founded in 2020.

There can be no assurance that any of our acquired teams will maintain or increase in popularity and ultimately generate revenue. Without such revenues, our results of operations and financial condition will be severely impacted, and you may lose most or all of the value of your investment in our Class B Ordinary Shares.

If we are unable to raise substantial additional capital on acceptable terms, or at all, our financial situation may create doubt whether we will continue as a going concern.

For the years ended December 31, 2023 and 2022, the Company had a net loss of €4,911,655 and €1,226,855, respectively. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements and pursue our strategic goals. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions may impact our ability to continue as a going concern and the Company may need to pursue bankruptcy protection under the United States Bankruptcy Code.

We had a concentration of credit risk because we derived our revenue from a limited number of customers.

For the year ended December 31, 2022, we had 6 customers, among which 1 customer accounted for 74% of our revenue. For the year ended December 31, 2023, we had zero customers that made up 10% of revenue. As a result, our credit risk in respect of accounts receivable was concentrated in 1 customer and 0 customers accounting for at least 10% of revenue for each of the years ended December 31, 2022 and 2023, respectively. In order to minimize the credit risk, our management has created a team responsible for the determination of credit limits and credit approvals for our customers. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We source our services from a limited number of service suppliers. If we lose one or more of these service suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

One and four service suppliers each accounted for over 10% of our total cost of revenue, representing 125% and 88% of our cost of revenue for the years ended December 31, 2023 and 2022, respectively. For the amount due to our supplied as of December 31, 2023, this is a payment in kind supplier, and as a result, we anticipate that the balance will be zero by the end of the season. If we lose service suppliers and are unable to swiftly engage new service suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different service supplier on short notice. While we are actively searching for and negotiating with new service suppliers, there is no guarantee that we will be able to locate appropriate new service suppliers or service supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

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

We may explore opportunities to purchase or invest in other businesses, football clubs or assets that we believe will complement, enhance or expand our current business or that might otherwise offer us growth opportunities. In connection with our current and any future acquisitions of clubs outside Italy, different cultures, languages, and traditions, or political instability, could have material adverse effects on our business plans. As a result, our strategy of providing access to football talent from outside Western Europe could be unsuccessful.

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

Our commercial revenue for each of the years ended 2023 and 2022 represented a major part of our total revenue. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all.

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

As discussed in the “Business Overview” section of this Annual Report, our business depends on the activities of our acquired clubs. Due to the global COVID-19 pandemic, for our first acquired club Brera FC, the 2019-20 and 2020-21 season championships were suspended, and as a result, virtually all of our business operations were suspended.

While capacity limitations were eased for the end of 2021-22 season, a resurgence in the COVID-19 pandemic, such as the Omicron variant, or another major epidemic or pandemic could impact future seasons. Accordingly, no assurances can be made as to whether and when future seasons will occur, the number of games played for the future seasons, or if the games will be played with any in-arena audiences or without limited-capacity in-arena audiences. Additionally, it is unclear whether and to what extent COVID-19 and related concerns will impact the demand for attending those games and for our sponsorship, tickets and other premium inventory.

Given that our acquired clubs operate in various countries, with different levels of emergency and response to COVID-19, it is not predictable whether in the future a resurgence of the COVID-19 pandemic will have severe repercussions on the sports sector and alter our clubs’ season and course of business.

As a result of a resurgence in COVID-19, such as the Omicron variant, our business could be subject to additional governmental regulations and/or league determinations, including updated COVID-19 protocols for future seasons, which could have a material impact on our business.

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

As of the date of this Annual Report, the holders of our outstanding Class A Ordinary Shares, collectively held approximately 91.8% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Leonardo Aleotti, the adult son of Alessandro Aleotti, our former Chief Strategy Officer and former director; Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; and BREA Holdings, LLC, which is controlled by Daniel Joseph McClory.

Daniel Joseph McClory, our Executive Chairman and a director, directly or indirectly controls approximately 88.1% of all voting rights as of the date of this Annual Report, and therefore has controlling voting power.

Our key officers and directors collectively beneficially own approximately 60.4% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 89.3% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

Our key officers and directors collectively have, and the Class A Ordinary Shareholders named above may have, the ability to control the outcome of most matters requiring shareholder approval, including:

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

Some of the members of our board of directors and senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these directors, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq press releases relating to financial results, and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

While we qualified as a foreign private issuer as of June 30, 2023, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

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

As of the date of this Annual Report, the holders of our outstanding Class A Ordinary Shares, collectively held approximately 91.7% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Leonardo Aleotti, the adult son of Alessandro Aleotti, our former Chief Strategy Officer and former director; Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; and BREA Holdings, LLC, which is controlled by Daniel Joseph McClory.

Daniel Joseph McClory, our Executive Chairman and a director, directly or indirectly controls approximately 88.0% of all voting rights as of the date of this Annual Report, and therefore has controlling voting power.

Our key officers and directors collectively beneficially own approximately 60.8% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 89.3% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

As a result, we are a “controlled company” under Nasdaq’s rules. We currently rely on the “controlled company” exemption from the requirement that a majority of the board of directors consist of independent directors. Our status as a controlled company could cause our Class B Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

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

Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our Class B Ordinary Shares. In all events, future issuances of our Class B Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Class B Ordinary Shares. In connection with our initial public offering, we, all of our directors and officers and Class A Ordinary Share shareholders, agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months after our initial public offering. As of the date of this Annual Report, all of the lock up agreements have expired.

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

On March 17, 2023, we entered into a strategic partnership with Tchumene FC Sports Association, a football club organized under the laws of Mozambique, to sponsor and rebrand the club as Brera Tchumene FC. On April 28, 2023, we acquired a 90% ownership in Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia on June 9, 2017, or FKAP, which owns the football club of the same name that was founded in 2010; FKAP was rebranded as Brera Strumica FC. On July 31, 2023, we acquired a 51% ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l, an entity organized under the laws of Italy, or UYBA. On September 27, 2023, we entered into a contract with Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, to assume management control of the team and rebrand as Brera Ilch FC.

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

Shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Aggregate Purchase Price Paid
Daniel Joseph McClory, Executive Chairman and Director	2,500,000	-	$12,500
Niteroi Spa(1)	2,500,000	-	$12,500
Alessandro Aleotti, former Chief Strategy Officer and Director	2,500,000	-	$12,500
Leonardo Aleotti(2)	250,000	-	$1,250
Marco Sala, former Director	350,000	-	$1,750
KAP Global Holding Limited(3)	-	100,000	$500

(1)	Niteroi Spa is an Italian joint-stock company. Niteroi Spa’s sole director is Adrio Maria de Carolis, a former director of Brera Holdings. Adrio Maria de Carolis is deemed to beneficially own the Class A Ordinary Shares owned by Niteroi Spa and has sole voting and dispositive powers over its shares. Niteroi Spa’s corporate office is Piazza San Giorgio 2, 20121 Milan MI, Italy.

(2)	Leonardo Aleotti is the adult son of Alessandro Aleotti, our former Chief Strategy Officer and director.

(3)	KAP Global Holding Limited is a Hong Kong limited company. KAP Global Holding Limited’s director is Stefano Locatelli. Marco Sala, Stefano Locatelli, Sergio Carlo Scalpelli, our former Chief Executive Officer and director, Alessandro Aleotti, our former Chief Strategy Officer and director, Massimo Ferlini and Christian Rocca as members of KAP Global Holding Limited are deemed to beneficially own the Class B Ordinary Shares owned by KAP Global Holding Limited and have voting and dispositive powers over its shares. KAP Global Holding Limited’s registered office is located at Room 903, 9/F., Kodak House II, 39 Healthy Street East, Quarry Bay, Hong Kong.

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

On October 5, 2022, Marco Sala surrendered 250,000 of his Class A Ordinary Shares, Daniel Joseph McClory surrendered 250,000 of his Class B Ordinary Shares and we issued 50,000 Class A Ordinary Shares to each of Daniel Joseph McClory and Alessandro Aleotti, our former Chief Strategy Officer and director, and 50,000 Class B Ordinary Shares to each of Alberto Libanori, our director, Pietro Bersani, our director, Goran Pandev, our director, and Sergio Carlo Scalpelli, our former Chief Executive Officer and director, for aggregate purchase prices of $250 each, and 250,000 Class B Ordinary Shares to Grant McClory, Daniel Joseph McClory’s adult son, for $1,250.

On November 11, 2022, we issued 100,000 Class B Ordinary Shares to Christopher Paul Gardner, our director, and 50,000 Class B Ordinary Shares to Sergio Carlo Scalpelli, our Chief Executive Officer and director, for $500 and $250, respectively.

On May 17, 2023, we issued 40,000 Class B Ordinary Shares under the 2022 Plan in connection with marketing services.

On June 5, 2023, Sergio Carlo Scalpelli submitted his written resignation from his positions with the Company as a member of the board of directors and as Chief Executive Officer, effective as of June 12, 2023. Mr. Scalpelli’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 5, 2023, Amedeo Montonati submitted his written resignation from his position as the Company’s Chief Financial Officer, effective as of June 12, 2023. Mr. Montonati’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In June 2023, the Company acquired shares through open market purchases of Manchester United PLC, a portion of which was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain in February 2024.

On June 12, 2023, we entered into a consulting agreement with Pierre Galoppi, our Chief Executive Officer, Interim Chief Financial Officer and director, pursuant to which we issued Mr. Galoppi 65,000 Class B Ordinary Shares under the 2022 Plan.

On August 11, 2023, we issued 150,000 Class B Ordinary Shares for $1,500.

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

Tchumene FC Sports Association

On March 17, 2023, Brera Milano entered into a contract (the “TFC Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between us and Tchumene FC.

Pursuant to the TFC Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. We will determine Tchumene FC’s game shirt sponsor, deliver media relating to Tchumene FC on its communication channels, manage external media relations, use Tchumene FC’s brand for any communication activity and promotion, and promote Tchumene FC around the world through its relationship network with football operators and finance partners in the United States. We will not intervene or assume responsibility over the sports management of Tchumene FC and all of Tchumene FC’s sporting activity will remain under the exclusive control of Tchumene FC. We paid Tchumene FC €25,000, of which €15,000 was paid upon signing the TFC Contract and €10,000 was paid by the middle of the 2023 football season. Additionally, if the TFC Contract is renewed automatically for an additional annual term as described below, we will pay €25,000 in one lump sum within thirty days of such renewal of the TFC Contract for the following football season. We will decide the shirt sponsor of Tchumene FC’s football shirts. If the sponsor is an Italian company that already works with us, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, we will negotiate with Tchumene FC the division of the sponsorship revenue in accordance with market standards.

The TFC Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the TFC Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The TFC Contract also provides that no exclusivity obligations arise under it, and that we may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

On January 29, 2024, Brera entered into an agreement (the “Investors Agreement”) with Transportes Lalgy Lda, a company incorporated under Mozambican law (“Transportes”), relating to the management of Brera Tchumene, which replaced the TFC Contract due to Brera Tchumene entering Mozambique football’s first division, the Moçambola.

Pursuant to the Investors Agreement, Brera Milano and Transportes will equally distribute the revenues and costs generated by Brera Tchumene FC and will jointly govern Brera Tchumeme FC by each appointing a manager. Brera Milano may request that the board of Brera Tchumene FC be rebalanced to better represent the joint management. Brera Milano and Transportes agreed to set the minimum annual management budget at €250,000 while Brera Tchumene FC is in the Moçambola with the two managers determining the exact annual budget which must be authorized in writing by both Brera Milano and Transportes. If Brera Tchumene FC is relegated to a different division, the annual budget will be lowered. A separate agreement will govern the payments from each of Brera Milano and Transportes to cover the annual budget. If the Investors Agreement is terminated due to an irremediable dispute between the parties, Brera Tchumene FC will be required to remove “Brera” from its branding.

Fudbalski Klub Akademija Pandev

On February 13, 2023, we entered into a binding letter of intent (the “FKAP Letter of Intent”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by us.

Pursuant to the FKAP Letter of Intent, the Company, FKAP and the FKAP Owner will enter into a securities purchase agreement and other documents or agreements (the “FKAP Definitive Agreements”) that will be consistent with the FKAP Letter of Intent and will describe the terms upon which we will acquire from the FKAP Owner a number of shares of the issued and outstanding capital stock or other equity interests of FKAP constituting 90% of the outstanding equity of FKAP after such acquisition. We will pay the FKAP Owner €600,000 on the date that the parties enter into the FKAP Definitive Agreements. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below).

The FKAP Letter of Intent will automatically terminate, and be of no further force and effect except as provided, upon the earlier of (i) execution of the FKAP Definitive Agreements, (ii) mutual agreement between us and the FKAP Owner, or (iii) at least ten days’ written notice of termination from one party to the other which may occur no sooner than March 31, 2023. The FKAP Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

On April 28, 2023, we entered into an agreement for the purchase and sale of outstanding common shares (the “FKAP SPA”) with FKAP and the FKAP Owner, relating to the acquisition of FKAP by us.

Pursuant to the FKAP SPA, we acquired from the FKAP Owner 2,250 common shares of FKAP, constituting 90% of the outstanding equity of FKAP, and we paid the FKAP Owner €600,000 upon the signing of the FKAP SPA. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, we shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below).

The FKAP SPA may be terminated, amended, supplemented, waived or modified only by written instrument signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. The FKAP SPA contains customary covenants including as to due diligence, representation and warranties, and indemnification.

For purposes of the FKAP Letter of Intent and FKAP SPA, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

UYBA Volley S.s.d.a.r.l.

On June 8, 2023, we entered into an exclusive letter of intent (the “UYBA Letter of Intent”) with Selene S.a.s. of Immobiliare Luna S.r.l. (“Selene S.a.s.”) and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by us.

Pursuant to the UYBA Letter of Intent, the Company or Brera Milano, Selene S.a.s. and Giuseppe Pirola will enter into a securities purchase agreement and other documents or agreements (the “UYBA Definitive Agreements”) that will be consistent with the UYBA Letter of Intent and will describe the terms upon which we will acquire from Selene S.a.s. and Giuseppe Pirola a number of shares of the issued and outstanding capital stock or other equity interests of UYBA with a total nominal value of €840,500, constituting 51% of the corporate capital of UYBA after such acquisition (the “UYBA Shares”). We will pay Selene S.a.s. and Giuseppe Pirola an aggregate of €840,000 on the date that the parties enter into the UYBA Definitive Agreements.

On July 3, 2023, we entered into a preliminary contract (the “UYBA Preliminary Contract”) with Selene S.a.s. and Giuseppe Pirola, relating to the acquisition of UYBA by the Company. Pursuant to the UYBA Preliminary Contract, the Company, Selene S.a.s. and Giuseppe Pirola will enter into a final contract (the “UYBA Final Contract”) on July 28, 2023 (the “UYBA Execution Date”), pursuant to which we will acquire from Selene S.a.s. and Giuseppe Pirola the UYBA Shares in exchange for €390,500 to Selene S.a.s. and €450,000 to Giuseppe Pirola payable on the UYBA Execution Date.

Additionally, on the UYBA Execution Date, (i) the shareholders’ agreement and business plan, Annex 2 and Annex 3 of the UYBA Preliminary Contract, respectively, that, among other things, obligates us to contribute a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of €860,000, and in the event that UYBA’s annual guaranteed minimum is not reached, we will be obliged to contribute the difference within 30 days of the annual verification, will become effective, (ii) Giuseppe Pirola and Gianluigi Vigano will be appointed as managing directors of UYBA, giving them the powers as stated in Annex 4 and Annex 5 of the UYBA Preliminary Contract, respectively, and (iii) Selene S.a.s. and Giuseppe Pirola will immediately deposit the aggregate amount of €840,500 received from the sale of the UYBA Shares into UYBA’s bank account in the form of a shareholders loan to UYBA which shall have a waiver of repayment.

The UYBA Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Adrio de Carolis, Alessandro Aleotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by the Company and (iii) Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

On July 31, 2023, we entered into the UYBA Final Contract with Selene S.a.s. and Giuseppe Pirola. Pursuant to the UYBA Final Contract, we acquired from Selene S.a.s. and Giuseppe Pirola the UYBA Shares in exchange for €390,500 to Selene S.a.s. and €450,000 to Giuseppe Pirola paid as of July 31, 2023. The UYBA Final Contract was subsequently filed by the witnessing notary with the Italian Office of the Registrar of Companies.

Although the UYBA Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements, only 9 were appointed as follows: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Gianluigi Viganò, Francesca Viganò, and Francesca Duva as directors appointed by the Company and (iii) Andrea Saini, Michele Lo Nero, Simone Facchinetti and Paolo Ferrario as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

Bayanzurkh Sporting Ilch FC

On August 28, 2023, Brera Milano entered into an exclusive letter of intent (the “BFC Letter of Intent”) with Bayanzurkh Sporting Ilch FC, a sports association incorporated under the laws of Mongolia (“Bayanzurkh FC”), relating to the acquisition of Bayanzurkh FC’s management by us.

Pursuant to the BFC Letter of Intent, we will take control of Bayanzurkh FC’s management by transforming it from a sports association into a limited liability company and will rebrand Bayanzurkh FC to include the term “Brera” before the resumption of the football season in March 2024, which if not met will allow us the right to terminate the BFC Letter of Intent. We will pay Bayanzurkh FC an aggregate fee of $30,000 comprised of (i) $12,000 at the operation execution activity kick-off following the signing of the BFC Letter of Intent and (ii) $3,000 per month for 6 months and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will guarantee sponsorship contracts with third-party companies for an overall value between $50,000 and $90,000 for the 2024-25 football season.

On September 27, 2023, Brera Milano entered into a contract (the “BFC Contact”) with Tavan Tolgoi Tulshiin Ilch Sport Club NGO, a sports association incorporated under the laws of Mongolia (the “Association”) that owns Bayanzurkh FC, relating to the acquisition of Bayanzurkh FC’s management by us.

Pursuant to the BFC Contract, we (i) will appoint a new board and Chairman of the Association, or, if legally unable to appoint the Chairman under Mongolian law and the regulations of the Mongolian Football Federation, have the Association appoint a Chairman that is mutually agreed upon by us, and (ii) grants the use of the Brera trademark to the Association for use in rebranding Bayanzurkh FC to include the term “Brera” before October 31, 2023. If either of these is not met, we will have the right to terminate the BFC Contract immediately.

We will pay the Association an aggregate fee of $30,000 comprised of (i) $12,000 at the signing of the BFC Contract and (ii) $3,000 per month for 6 months from November 2023 to April 2024 and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will cover Bayanzurkh FC’s costs for October and November 2023 and will actively support us in the search for sponsorship contracts with third-party companies, including providing the contracts signed with California Ice Tea, 1 X Bet and Mr. Haore for an aggregate total of $41,563.

Nasdaq Deficiency Notice

On December 4, 2023, we received a written notification (the “Notification Letter”), from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market tier of Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Class B Ordinary Shares for the 30 consecutive business days from October 20, 2023 to December 1, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing of the Class B Ordinary Shares on the Nasdaq Capital Market at this time. However, the Notification Letter provides that the Company’s name will be included on a list of all non-compliant companies which Nasdaq makes available to investors on its website at listingcenter.nasdaq.com, beginning five business days from the date of the Notification Letter.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notification Letter, or until June 3, 2024, since the 180th day falls on a Saturday, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance during such period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares of $1,000,000 under Nasdaq Listing Rule 5550(a)(5) and all other initial listing standards for the Nasdaq Capital Market, except for Nasdaq Listing Rule 5550(a)(2), and the Company must provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Class B Ordinary Shares, and the Class B Ordinary Shares will be subject to delisting. At that time, the Company will have an opportunity to appeal the delisting determination to a Nasdaq Hearings Panel.

On February 13, 2024, the Company received a written notification (the “Compliance Notice”) from the Staff notifying the Company that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for the continued listing of the Class B Ordinary Shares on the Nasdaq Capital Market tier of Nasdaq. The Compliance Notice stated that the Staff determined that for the last 20 consecutive business days, from January 16, 2024 to February 12, 2024, the closing bid price of the Class B Ordinary Shares had been at $1.00 per share or greater. The Compliance Notice stated that, accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

Recent Developments

On February 26, 2024, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board and Christopher Paul Gardner, our director.

On February 29, 2024, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On February 29, 2024, Daniel Joseph McClory, our Executive Chairman and director, purchased 2,250,000 Class A Ordinary Shares, in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Niteroi SpA, for $1,500,000. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $750,000 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On February 29, 2024, Mr. McClory also purchased 2,300,000 Class A Ordinary Shares in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Alessandro Aleotti, our former Chief Strategy Officer and director, for $1,537,500. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $787,500 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On March 4, 2024, we entered into a consulting agreement with Dicey Perrine, our Head of US Operations, pursuant to which we issued Ms. Perrine 300,000 Class B Ordinary Shares under the 2022 Plan.

On March 25, 2024, Marco Sala sold his 100,000 Class A Ordinary Shares in a private transaction, which converted to 100,000 Class B Ordinary Shares upon transfer.

On April 3, 2024, Daniel Joseph McClory transferred 4,550,000 Class A Ordinary Shares to BREA Holdings, LLC, a limited liability company Mr. McClory organized for the purpose of holding the 4,550,000 Class A Ordinary Shares he acquired on February 29, 2024.

On April 4, 2024, Alessandro Aleotti resigned from his positions with the Company as a member of the board of directors and as Chief Strategy Officer. Mr. Aleotti’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On April 16, 2024, Alessandro Aleotti and Niteroi Spa each converted 250,000 Class A Ordinary Shares to 250,000 Class B Ordinary Shares.

On April 18, 2024, BREA Holdings, LLC converted 1,000,000 Class A Ordinary Shares to 1,000,000 Class B Ordinary Shares.

On April 30, 2024, we issued 50,000 Class B Ordinary Shares to a consultant under the 2022 Plan.

On June 24, 2024, we issued 35,000 Class B Ordinary Shares to each of Abhi Mathews, our director and Chief Information Officer, Federico Pisanty, our director and Head of International Business Development, and Giuseppe Pirola, our director and Head of Volleyball Operations, and 10,000 Class B Ordinary Shares to Goran Pandev, our director and Head of Football Operations Balkan Region, under the 2022 Plan.

4.B.  Business Overview

Overview

Brera Holdings PLC is an Irish holding company focused on multi club ownership and expanding its global portfolio of men’s and women’s sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, obtain transfer fees and provide other professional football- and sports-related consulting services.

We seek to build on the legacy and brand of Brera FC, the first football club that we acquired in July 2022. Brera FC is an amateur football association in Italy which has been building an alternative football legacy since its founding in 2000. In its 20-year history, Brera FC’s alternative vision of football has been validated by its ability to manage locally-meaningful and socially-impactful initiatives, including reopening the ancient Arena Civica stadium in Milan to football, hiring of Milanese football icons as coaches, including Walter Zenga, and focusing on a message of social integration and acceptance. Since being founded, our club’s DNA includes initiating social impact football projects and innovative uses for football, having adopted the same name as the Brera “artists’ quarter” of Milan, including its logo being designed by the director of the Brera Academy of Fine Arts

In March 2023, we expanded to Africa with the establishment of Brera Tchumene FC, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people, which was promoted to Mocambola (First Division for Mozambique), for the 2024 season. In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC.

In July 2023, we completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. The Company is focused on providing investors with returns based on its unique value creation methodology with a focus on undervalued sports clubs internationally while being mindful of socially-impactful outcomes.

To that end, we are continuing to develop our “Global Sports Group” portfolio of professional football and other sports clubs, such as volleyball. Our Global Sports Group is modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Sports Group structure, we have acquired and intend to acquire top-division football and other sports teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that Brera FC’s brand of social impact football and our Global Sports Group portfolio of local football and other sports club favorites will also allow us to gain increasing sponsorship revenue. We intend to expand on our noncompetitive children’s football school offerings, which we expect will generate significant revenue as well as enhance our social impact football brand and related value. Based on these and other innovative initiatives, we expect that our experience with innovative capital-raising and revenue-generating activities will draw further revenue in the form of consulting opportunities from football and other sports clubs, associations, investors and others.

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

We also believe that social awareness and impact has become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC.

We intend to be a leader in guiding the industry toward a more inclusive approach to professional football and other professional sports, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

We recently expanded into women’s professional volleyball with our acquisition of a majority stake in UYBA, an Italian Serie A1 women’s professional volleyball team, in July 2023. One month later, on August 30, 2023, more than 92,000 fans filled the University of Nebraska’s Memorial Stadium to watch the Cornhuskers’ women’s volleyball team play Omaha, setting a world record for attendance at any women’s sporting event in history. We believe women’s volleyball is experiencing a boom in popularity, buoyed by the enthusiasm and backing of sports and other celebrities, such as tennis legend Billie Jean King, Boston Celtics star Jayson Tatum, comedian and actress Chelsea Handler and NBA star Kevin Durant as reported by NPR (“New women’s pro volleyball league just doubled its funding, thanks to famous investors,” October 4, 2023). We are hoping to capitalize on this momentum and help contribute significantly to the sport’s global growth narrative, leveraging our partnership with UYBA to elevate the profile of women’s volleyball on the world stage.

Our Market Opportunity

Our target markets are:

●	Market for Football Competition Prizes. In the European countries in which we intend to operate, we intend to pursue the UEFA competitions market with at least three top-division teams. There are three UEFA competitions: The Champions League, or the CL, the Europa League, or the EL, and the Europa Conference League, or the Conference. A base participation prize is awarded to each of the 32 clubs that are admitted to the “group stage” of each UEFA competition. For the 2021-2022 season, the base participation prize for each club was €15.64 million for the CL, €3.63 million for the EL and €2.94 million for the Conference. Each competition has different rules for how a club may take one of the 32 places in the competition’s group stage, but generally they are admitted either automatically based on UEFA’s access criteria or gain admission through qualifiers. For the CL, 26 clubs are automatically admitted to the group stage based on UEFA’s criteria, and the remaining six places are divided between clubs that qualify by being league champions or by finishing second to fourth in their national championship. For the EL, 12 clubs are automatically admitted based on UEFA’s criteria, 10 are admitted by transfer from the CL by losing either of the CL’s play-off or third qualifying rounds, and 10 are winners of the EL play-off round. For the Conference, 10 are admitted after losing the EL play-off round, and 22 are admitted after winning the Conference play-off round. Clubs from smaller European countries, including the Eastern European countries where we are exploring club acquisition opportunities as discussed below, generally cannot gain automatic admission to the CL or EL due to the effect of certain coefficients that the UEFA uses to form the automatic access lists for these competitions, but they can potentially reach the group stage through the CL, EL or Conference qualifiers. In addition, participants in certain competition qualifiers can also receive participation prizes without reaching a competition’s group stage, ranging from €150,000 in case of elimination in the first round of the Conference qualifiers, up to €5 million in the event of elimination in the last round of the CL play-off round. These prizes can generate high profit margins, especially for those clubs with lower operating costs which we are targeting for acquisition. In African, South American, or other non-European markets in which we expect to acquire clubs, we likewise expect that our anticipated clubs will compete for substantial competition prizes.

●	Global Transfer Market. Each professional club we may own or manage as part of our Global Sports Group is expected to provide us with professional players, and we may negotiate advantageous fees for such players’ transfers to other clubs. We believe that we can take advantage of player demographics and geographic locations that have not previously been fully utilized in the global transfer market. In particular, we believe that the markets for younger players, particularly from Eastern Europe, Africa and South America, are underutilized, and we plan to access, and provide access to other clubs to these potentially important transfer market resources. In all these regions, we believe that we can capitalize on their lower levels of football league development and less-well-resourced local competition in accessing and developing significant football talent that would otherwise not realize its full potential. For example, South American players, who do not have dual citizenship with a European country, represent a particularly large percentage of the football population in South America and only very few are involved in transfers, leaving a significant amount of talent unrealized. We likewise see substantial potential from some of the clubs in these regions due to existing local and global fanbases, iconic local stadia, and other attributes. Our goal is to build a valuable niche through participation in international tournaments and major showcases for the 17-19 age bracket. This opportunity will require our acquisition model to be flexible in order to comply with applicable local immigration laws and regulations. See “Laws and Regulations” below. The regions in which we will focus initially include the following:

o	Eastern Europe. As stated above, on February 13, 2023, we entered into a Letter of Intent with FKAP relating to our acquisition of the club, and on April 28, 2023, we entered into a Share Purchase Agreement pursuant to which we acquired 90% of its outstanding common shares. Since all European countries have the right to participate in the three major UEFA competitions, described above, the goal of our strategy is to reach the qualifications of these competitions through FKAP. We believe top clubs in smaller countries like FKAP have lower operational costs, with a significant savings of resources otherwise required to access the large cash prizes and linked investments. FKAP is already among the leading teams in its country and has also had access to the qualifier matches of UEFA competitions. This club may be a vehicle to also facilitate the exchange and transfer market of players from other clubs in Africa and South America, especially in the 18-21 age group. This club is also eligible to register for major youth tournaments, such as the Viareggio tournament, in which it will have the opportunity to compete against teams of the same age group as the major international clubs, and which represent the best showcase for the sale of young players, with evident transfer market opportunities.

o	Africa. In Africa, a market opportunity presents itself both in terms of a lower amount of necessary investment and the possibility of reaching important targets in the training of players by providing greater access to needed technical and management staff. We believe the talent coming from the African continent is significant but not fostered to reach its full potential. We believe the clubs acquired in Africa will act as a recruiting hub not only for the intra-African transfer market but also for a future international transfer market, and therefore fully capitalize on local talent on the international stage. Some of the great European clubs’ investments in Africa are concentrated in competitive training schools that take into consideration only a pre-adolescent group, 8-14 years old, to then transfer the main talents to Europe. Delays in football players’ talent development can have serious adverse effects on their career outlooks due to poor access to training resources. We expect that by offering the right resources to more African players, we can provide access to more marketable transfer market positions, making this market work for many more participants and generating much greater value from it. We therefore believe that there is an untapped market of extraordinary African players who do not have the ability to grow to their full potential and reach more mature markets such as the ones in Europe and have not been enabled to reach their true social and economic value. By operating with our Italian management club in Africa we believe it will be possible to recruit excellent players and build an effective transfer bridge with our prospective clubs that play in the European first division, giving great opportunities to these players. We thus remain committed to foster and develop local African teams, all the while facilitating exchanges with their European counterparts. On this front, on March 17, 2023, we entered into a contract with Tchumene FC Sports Association relating to a strategic partnership through the establishment of sponsorship and franchising relationships for the 2023 football season, which was replaced by a subsequent contract on January 29, 2024, due to Brera Tchumene FC entering Mozambique football’s first division, the Moçambola.

o	South America. Similar to the plans described above with respect to Africa-based players, we believe there will be a market for a recruiting hub in South America providing access to the global transfer market. In this case, however, we expect to take control of a club’s management rather than acquiring ownership of the club, due to regulatory limits on foreign club ownership, sale of football association clubs or multiple club ownership. To that end, we are in negotiations with a Serie A-equivalent professional football club located in Chile.

o	Australia. In Australia, we intend to acquire a professional A-League club that aligns with our strategic vision. Our strategy centers on leveraging this club’s established status as a leading team in the Australian A-League while tapping into the country’s rich reservoir of football talent. Australia boasts a burgeoning football scene with potential for growth, and we intend this club to serve as a gateway to accessing this talent pool. With our acquisition, we aim to not only strengthen the club’s position domestically but also to establish it as a key player in the global transfer market. Through strategic partnerships and effective talent development initiatives, we envision the club as a conduit for facilitating player exchanges, particularly from other clubs in Oceania and Asia. This presents an opportunity not only to enhance the club’s competitiveness but also to unlock the untapped potential of Australian football on the world stage.

●	Sponsorships. By seeking to own or manage clubs in different countries and continents in our Global Sports Group, we believe we will be able to attract more companies and organizations as partners/sponsors for international communication campaigns. We believe that the marketability of Brera FC’s social impact football brand will have great sponsorship potential, based on a business model that combines the anticipated lower operational costs of football clubs that we would potentially own or manage in countries with lower costs of goods and services in general, which may allow us to provide more competitive terms for sponsors with limited sponsorship budgets, even those of large international commercial brands. We expect that the social impact aspects of our teams and FENIX Trophy tournament may appeal to sponsors whose brands or management are seeking to promote their social impact-related goals. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. In addition, by pooling more clubs under one brand or management structure, we believe that we may be able to offer the benefit of greater economies of scale for potential sponsors, as demonstrated by the creation of global football brands such as City Football Group Limited.

●	Football School Services. Parents and children are seeking constructive, noncompetitive sports and social engagement for children with one other and adult figures and role models like coaches and parents to emphasize the cooperative and fun aspects of football. Our football school has grown over the years, and now engages over 350 children at our two school locations in Italy: Arena Civica and Brera Football Village. We believe that as one of our most appreciated enterprises at the local community level, as well as an important source of revenue, there is significant demand for this service.

●	Consulting. We believe that football clubs, associations, investors, and others are seeking innovative ways to enhance access to capital and revenue opportunities for football clubs. Our social impact football experience provides a basis for us to provide consulting services to assist them with these needs. Part of the unique consultancy support we expect to offer is to assist companies with products and services related to the concept of “italicity”. This concept, coined by Piero Bassetti, a Milan-based intellectual and author of several books, refers to a sense of belonging to the Italian culture regardless of citizenship status, through a perceived affinity with Italian traditions, fashions, lifestyles, arts, cuisines, or other aspects of Italian culture.

Our Business Model and Revenue Drivers

Building on the Brera FC brand and existing network of business relationships, we will utilize Brera Milano’s more than ten years of know-how in communications, marketing, and consulting capabilities, to deliver effective, monetizable projects. We expect to leverage our knowledge in talent training by providing the following revenue-generating activities and services:

Services

●	Competitions and Football Division Progression: With an expected growing roster of acquired or managed football teams, we intend to compete in a number of cash-generative competitions with substantial monetary prizes, particularly in the UEFA’s CL, EL and Conference tournaments, as described above. Furthermore, should our teams progress through higher local, national and international football divisions, considerable additional funding, revenues and other opportunities may become available in the form of sponsorships and consulting services. We expect that our intended international acquisition of first- or higher-division clubs in Eastern Europe to be the initial focus in competing for these revenue opportunities. For further discussion, see “Our Market Opportunity – Market for Football Competition Prizes” above.

●	Global Transfer Market: We have acquired or intend to acquire or manage first- or higher-division clubs in Eastern Europe, Africa, South America and Australia for our Global Sports Group, as reflected in our 90%-acquisition of Brera Strumica FC and our agreement to manage Brera Tchumene FC, and we are currently in discussions with other potential targets. This planned expansion will position us to offer candidates for the highly lucrative international football player transfer market as well as burnish our social impact football brand appeal to fans, sponsors and investors. For further discussion, see “Our Market Opportunity – Global Transfer Market” above.

●	Sponsorships: The FIFA 2022 World Cup attracted unprecedented sponsorship interest with FIFA selling out of all sponsorship tiers, as companies and organizations were highly motivated to maintain or gain visibility of their products. We intend to offer sponsorship opportunities for existing, as well as for future, potentially acquired football teams, providing the showcase for brands to associate their logos on the team’s uniform kits and facilities, and help them reach a larger market audience. Our sponsorship opportunities are also expected to extend to the FENIX Trophy tournament, recently highlighted on TV with Sky Sports Italia. We expect that the social impact aspects of our teams and FENIX Trophy may appeal to sponsors whose brands or managements are seeking to promote their social impact-related goals. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. For further discussion, see “Our Market Opportunity – Sponsorships” above.

●	Football School Services: We offer our noncompetitive sports and social engagement for children in the Milan area. With plans to more than double our current enrolled school attendees from approximately 350 to 1,000, we believe that we can generate significant additional annual revenues from this service. For further discussion, see “Our Market Opportunity – Football School Services” above.

●	Consulting: We intend to offer consulting services and advice on innovative football projects for football clubs, associations, investors, and others seeking to raise capital or generate higher revenue, both within Italy and internationally. We expect to provide clubs with “turnkey” management of the sale of minority shares to fans based on our experience in doing so with Brera FC, and to the broader global investor market through our Nasdaq-listed shares. We also plan to provide consulting to the holders of football television rights, such as Lega di Serie A and FIGC, for greater international penetration of sales to global broadcasters. We believe that the limited exploitation of Italian television rights in foreign markets is one of the main economic shortcomings of the Italian football system. Our consulting function is expected to grow in the proportion of its impact on our business and support our mission of football innovation. For further discussion, see “Our Market Opportunity – Consulting” above.

Collaborations

We work in tandem with others to provide services and products and expect to develop other collaborative relationships. Our current collaborations are:

●	Municipality of Milan for children’s football schools, federal referee licensing courses in prisons, and other initiatives;

●	Advertising agencies for the sale of sponsorships as to Brera FC and the FENIX Trophy;

●	Players’ agents for player transfers; and

●	Government agencies and non-governmental organizations from which Brera FC seeks sponsorships, grants or other financial support.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Strong Brand Recognition. Since our founding in 2000, we have gained significant brand recognition in Italy but particularly in the Milan metropolitan area and the Lombardy region. The Brera FC registered trademark, “Brera Football Club,” which we own and license to Brera FC, has achieved widespread recognition, as indicated by opinion polls that we commissioned or conducted from March 2016 to February 2023. Based on these polling results, Brera FC is clearly recognized as “the third team of Milan,” and also as a sports brand particularly attentive to social initiatives with approximately 58% of those polled agreeing that Brera strikes the right balance between business and social initiatives. According to the February 2023 polls, after our initial public offering in January 2023, Brera FC’s brand awareness was up over 300% and approximately 25% of Milanese residents polled in the study indicated they would consider investing in the Company on Nasdaq. The relevance of the brand is not only local or national, but also global, as indicated by the high number of international followers on social media, such as Facebook, Instagram, YouTube, and Twitter, and substantial foreign press coverage.

●	Substantial International Relationships. Brera FC has strong international relationships, due to its long history of international player rosters and “cult club” status, with many fans outside Italy, and its ability to start football projects on an international level. For example, our first team in the 2003/2004 and 2006/2007 seasons included Italo-Argentine players; we participated in the Viareggio Tournament with a team which included young Gabonese football players; our practice of twinning with similar clubs outside Italy, such as the Brooklyn Italians in the United States; and the organization of the FENIX Trophy, the first European tournament recognized by UEFA for cult amateur clubs. We intend to build on this experience by acquiring top-division football teams across a number of emerging geographic regions with equally emerging football talent, helping them grow like Brera FC, and deriving the related and potentially substantial revenue opportunities.

●	Solid Record of Social Impact Programs. Brera FC has carried out many projects that have used football as a tool for social impact. Some of the most significant projects have been the creation of the MilanoMondo football team from 2000 to 2003 which included immigrants residing in Milan; the FreeOpera Brera squad from 2003 to 2005, which was the first football team set up inside a prison to participate in an official FIGC championship; the management of the European football team of the Roma and Sinti ethnic group, which participated in competitions organized by CONIFA, from 2015 to 2018; and, in the last five years, managing players with asylum seeker status, which has been the subject of a research project carried out by the Department of Psychology of the Catholic University of Milan. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Focus on Long-Term Fans, Supporters, and Sponsors. We intend to focus on retaining and strengthening our long-term fans, supporters, and sponsors, building on these existing ongoing strategic relationships. Our fans and followers have demonstrated substantial brand loyalty in Milan, based on a recent survey. We have approximately 120,000 followers and over 450,000 unique social media views on our social network platforms, and significant international brand recognition is reflected by press coverage such as articles by the Italian newspaper Corriere della Sera, German sports magazine 11Freunde, Spanish newspaper El Mundo and the United Kingdom’s BBC Sport. We believe that these attributes will be attractive to many sponsors seeking to target these audiences with a social impact message. We will aim to enhance all of these attributes in order to seek rapid business growth.

●	Expansion of fanbase through local marketing, social media and social-impact initiatives. We intend to capitalize on Brera FC’s reputation as a socially-impactful sports team. We will enhance our public relations efforts in the Milan area, aimed at increasing our community of fans and our followers on social networks, with a viral marketing strategy that will showcase our brand’s unique persona in an entertaining and engaging way. Our startup incubator will seek to sustain and expand acquired fanbases through appropriate brand-alignment. We will also continue and expand on our popular line of social impact football projects, headed by our noncompetitive football schools, as well as other special projects. For example, we recently offered occupational training services to inmates at Milan prison facilities through participation in courses recognized by the Italian Football Federation to expand opportunities for earning a federal referee license. We also intend to develop a women’s football section in every country in which we acquire a club.

●	International expansion. We intend to simultaneously pursue international expansion and licensing of the Brera FC brand, in Eastern Europe, Africa, South America, and Australia, through the potential acquisition and, where appropriate, renaming of football teams with the objective of enhancing the players on these teams to place them on the professional transfer market and obtain prizes related to participation rights in UEFA or other competitions. On this front, we acquired Brera Strumica FC in North Macedonia; in Mozambique, we entered into a contract to manage Brera Tchumene FC; and in Chile and Australia, we are in discussions to acquire Serie A-equivalent clubs. The choice of countries derives from an in-depth analysis of the football, regulatory and economic parameters that are key to our business model.

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

Our Football Operations

Our football operations are primarily comprised of the following activities: Our Global Sports Group, our noncompetitive football school, and the FENIX Trophy (and its related activities).

Global Sports Group

Our main football operation is focused on the management and development of clubs in our Global Sports Group’s portfolio. After acquiring our first football club, Brera FC, in July 2022, we added three new teams in 2023: Brera Tchumene FC in March 2023, Brera Strumica FC in April 2023, and Brera Ilch FC in September 2023. Over the next two years we expect to acquire additional clubs based in Australia and South America. Specifically, we expect that our next several club acquisitions will occur in Australia and Chile.

Brera FC plays in the amateur Italian football leagues, although it is currently on a hiatus from football operations during the 2023-24 season and will resume in until June 2024. We believe that the team presents a compelling social impact story. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. Over most of its 20-year history, it has been comprised of players of a number of different nationalities who live in Milan for various reasons. We believe the appeal of this range of different identities, combined with an inclusive and unconventional approach, makes Brera FC a newsworthy football club and particularly suitable for supporting communications projects aimed at increasing Brera FC’s fan community and sponsorship base. While the team participates in the local Italian amateur league, it serves in a support role to our primary revenue-generating services and is not expected to be our prospective primary football operation.

The clubs that we have acquired in Mozambique (Brera Tchumene FC), North Macedonia (Brera Strumica FC), and Mongolia (Brera Ilch FC) all compete in the highest-level divisions in their respective countries. We expect that these acquisitions will present significant economic possibilities for talent management and market transfer opportunities due to the clubs’ low annual maintenance costs and historical connections to Western Europe. We further expect to acquire Serie A-equivalent clubs in Chile and Australia.

We provide all acquired clubs with their own Italian professional technical and management personnel from our base in Milan, with supervision from our headquarters. In addition, each acquisition or operation is conducted with respect for local partners, while promoting our social impact mission. For example, we plan to develop a women’s football section in every country we acquire a club in, to increase awareness and social impact.

We are also exploring other opportunities to enlarge our football club portfolio.

We recently expanded into women’s professional volleyball with our acquisition of a majority stake in UYBA, an Italian Serie A1 women’s professional volleyball team, in July 2023. We plan to leverage our partnership with UYBA to elevate the profile of women’s volleyball on the world stage and help contribute significantly to the sport’s global growth narrative,

Noncompetitive Football School

We believe one of our most popular assets is our noncompetitive football school. The school has been active for 16 years, and we believe it radically innovates the traditional logic of football schools by focusing on children and their engagement with adult figures and role models, including coaches and parents, with the aim of enhancing the playful dimension of football. This project has had continuous growth over the years and is highly appreciated by the local communities. Currently there are approximately 350 children among our two locations: Arena Civica and Brera Football Village.

FENIX Trophy

Brera FC organized, promoted and participated in the FENIX Trophy, our recently formed non-professional pan-European football tournament recognized by UEFA. As noted above, FENIX is an acronym for “Friendly European Non-professional Innovative Xenial”. The FENIX Trophy was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other European football clubs. We believe that discussions about the FENIX Trophy spread awareness of these tenets of social impact football. We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 and had its first tournament from September 2021 to June 2022.

For the 2021-2022 FENIX Trophy tournament, which we call the First Edition, Brera FC, as the official organizer of the FENIX Trophy, and seven other iconic amateur clubs in Europe took part. The seven other clubs were: AFC DWS (Amsterdam, Netherlands), AKS Zly (Warsaw, Poland), AS Lodigiani Calcio 1972 (Rome, Italy), CD Cuenca-Mestallistes 1925 (Valencia, Spain), FC United of Manchester (Manchester, UK), HFC Falke (Hamburg, Germany), and Prague Raptors FC (Prague, Czech Republic). FC United of Manchester won 2-0 against Prague Raptors FC to become the First Edition champion. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. Due to the First Edition exceeding our expectations of its value for our social-impact football brand, we have continued to host annual tournaments.

Our 2022-2023 FENIX Trophy tournament, which we call the Second Edition, featured nine nonprofessional European football clubs, chosen for their exceptional social, historical and cultural distinctiveness: Brera FC (Milan, Italy), FC United of Manchester (Manchester, UK), AFC DWS (Amsterdam, Netherlands), BK Skjold (Copenhagen, Denmark), KSK Beveren (Beveren, Belgium), Prague Raptors FC (Prague, Czech Republic), CD Cuenca-Mestallistes 1925 (Valencia, Spain), Krakow Dragoons (Krakow, Poland) and FK Miljakovac (Belgrade, Serbia). The final stages of the tournament were held in June 2023 in the city of Milan with the semifinals at the Arena Civica and the finals at San Siro Stadium. BK Skjold won 3-0 against Prague Raptors FC to become the Second Edition champion.

Our 2023-2024 FENIX Trophy tournament, which we call the Third Edition, features twelve nonprofessional European football clubs: Enfield Town FC (London, England), Prague Raptors FC (Prague, Czech Republic), KSK Beveren (Beveren, Belgium), FC United of Manchester (Manchester, UK), FC Oslo (Oslo, Norway), Venus Bucuresti (Bucarest, Romania), Krakow Dragoons FC (Krakow, Poland), BK Skjold (Copenhagen, Denmark), Lewes FC (Lewes, England), Gilla FC (Helsinki, Finland), Vinsky FC (Paris, France), and Llantwit Major FC (Llantwit Major, Wales). It also marked the first time that Brera FC did not participate. The final stages of the Third Edition are scheduled to be held in Desenzano del Garda, Italy on May 10, 2024 and May 12, 2024.

We believe the FENIX Trophy combines the best features of great international football with the spirit of non-professional football. Key matches from across Europe streamed live on the FENIX Trophy TV YouTube Channel are accompanied by values such as hospitality and sharing between the clubs. The clubs don’t just meet during the game; they share fun and inspirational moments before and after, promoting cultural exchange and creating a friendly environment for clubs, players and supporters. Brera’s continuing objective is to make the FENIX Trophy an extraordinary social impact football experience with a concrete economic value for the major companies seeking to invest in ESG through sport.

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

We believe that our closest competitor is City Football Group Limited, or CFG, which is a holding company that administers association football clubs. CFG was founded in 2013 and is owned by three organizations: the Abu Dhabi United Group owns 81%, the American private-equity firm Silver Lake owns 18% and the Chinese firms China Media Capital and CITIC Capital own 1%. CFG derives its name from Manchester City Football Club, or Manchester City F.C., which is its flagship football club and acts as the club’s parent company. Manchester City F.C. is an English football club based in Bradford, Manchester that competes in the Premier League, which is the top level of the English football league system. In addition to Manchester City F.C., CFG owns 18 other clubs: Manchester City W.F.C. (England), New York City FC (USA), New York City FC II (USA), Melbourne City Football Club (Australia), Melbourne City Women’s Football (Australia), Melbourne City Football Club Youth (Australia), Yokohama F. Marinos (Japan), Montevideo City Torque (Uruguay), Girona Futbol Club, S.A.D. (Spain), Girona Futbol Club “B”, S.A.D. (Spain), Girona Futbol Club Femení A (Spain), Girona Futbol Club Femení B (Spain), Shenzhen Peng City Football Club (China), Mumbai City Football Club (India), Lommel SK (Belgium), Espérance Sportive Troyes Aube Champagne (France), Palermo Football Club (Italy), and Esporte Clube Bahia (Brazil), plus it has four partner clubs, Vannes Olympique Club (France), Club Bolívar (Bolivia), Geylang International (Singapore) and İstanbul Başakşehir (Türkiye). To the Company’s knowledge, City Football Group is not organized to take on funding from the public capital markets and has not attempted an initial public offering of shares and listing on a global stock exchange, such as Nasdaq.

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

Laws, regulations, or sports association rules in some of the countries in which we expect to acquire clubs prevent any person from owning more than one club in the same division in the same country. For example, in Argentina, under the Argentinian Sports Ministry’s laws, football clubs, due to their associative structure, generally cannot be sold or transferred to different owners. As a result, our acquisitions of football clubs in countries with similar restrictions will be in the form of management and revenue-sharing agreements with their current owners. Such laws may limit our ability to derive all profits from, or to enforce control over, such clubs.

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

Class A Ordinary Shares Shareholders
6,100,000 Shares
Class B Ordinary Shares Shareholders
6,625,000 Shares
47.9%
52.1%
Brera Holdings PLC
(Ireland)
51%
100%
90%
UYBA Volley
(Italy)
Brera Strumica FC
(North Macedonia )
Private deed for non-exclusive trademark license
Private deed for trademark purchase
FCD Brera
(Italy)
Brera Milano Srl
(Italy)
Alessandro Aleotti and Leonardo Aleotti
Contract to manage and rebrand club
Contract to sponsor and rebrand club
Brera Ilch FC
(Mongolia)
Brera Tchumene FC
(Mozambique)

4.D.  Plants, Property and Equipment

Brera FC operates from two sports facilities in Milan:

●	Arena Civica. The Arena Civica, which opened August 18, 1807, has a capacity of approximately 10,000, and is situated in the historic Brera district. The Arena Civica is the primary location for Brera FC’s first team home stadium matches and is also sometimes used for our football school program. Use of the stadium for other events must be requested prior to each event. This facility is located at Viale Giorgio Byron 2, 20154 Milan, Italy. We lease this facility pursuant to a public concession agreement with the Municipality of Milan under Municipality of Milan regulation Deliberazione G.C. n. 1881 26/09/2014. On September 8, 2023, the Company entered into a new lease for the term of September 18, 2023 to April 29, 2024 that provides for a base rate of €34.00 per hour to utilize the stadium for our football school. We enter into separate public concession agreements for use of the stadium for our matches. Our last public concession agreement, dated as of April 1, 2022, for our FENIX Trophy matches provided for a base rate of €320.00 per hour.

●	Brera Football Village. The Brera Football Village, located in the Linate neighborhood of Milan, is Brera FC’s official sports headquarters. It is used for first team matches when the Arena Civica is unavailable and our football school. This facility is located at Via Giovanni Pascoli, 20068 Linate, Italy. We lease this facility pursuant to a nine-year lease agreement, dated as of January 31, 2019, from the Municipality of Peschiera Borromeo. The lease provides for a base rent of €500 per year.

Our subsidiary Brera Milano’s corporate office is located at Piazza San Giorgio 2, 20123 Milan, Italy. We lease this facility pursuant to a one-year lease agreement, dated March 1, 2023, which will renew for subsequent one-year terms until terminated by either party upon three (3) months’ notice. The lease provides for a base rent of €2,500 per month, plus value-added tax.

Our subsidiary Brera Strumica FC’s corporate office is located at Sport Hall PARK-ABA, Gjuro Salaj bb, Strumica 2400, North Macedonia. We lease this facility pursuant to a one-year lease agreement, dated March 3, 2023, which can be terminated by either party upon thirty (30) days’ notice. The lease provides for a base rent of MKD 30,000 per month including value-added tax.

Our subsidiary UYBA leases a sports facility in Busto Arsizio called Palazzo dello Sport “Maria Piantanida” in viale Garbardi 43, pursuant to a lease agreement, dated March 17, 2013, which expires on June 30, 2039. The lease provides for an annual fee of €10,000 plus value-added tax, with indexation starting from the 2016/2017 season on the basis of 100% of the increase in the cost of living index, which occurred in the previous annual period.

Our Irish holding company’s registered office is located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, DO4 C5Y6, Ireland.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. See also “Introductory Notes—Forward-Looking Information.”

5.A.  Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brera Holdings summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended December 31, 2023 and 2022. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2022, under the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years December 31, 2022 and 2021.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the years ended December 31, 2023 (the “2023 Financials”). Amounts are expressed in euros unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2023 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through December 31, 2023, unless otherwise indicated. All figures are expressed in euros, unless otherwise noted.

Overview

Brera Holdings is an Irish holding company focused on MCO and expanding its global portfolio of men’s and women’s sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, obtain transfer fees and provide other professional football- and sports-related consulting services.

We seek to build on the legacy and brand of Brera FC, the first football club that we acquired in July 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, we expanded to Africa with the establishment of Brera Tchumene FC, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people, which was promoted to Mocambola (First Division for Mozambique), for the 2024 season. In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC.

In June 2023, we acquired, through open market purchases, a strategic stake in Manchester United PLC, which is listed on the New York Stock Exchange, and a portion of our stake was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain in February 2024. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. In January 2024, we announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. In February 2024 the Brera Holdings Advisory Board was established with MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, and Italian football icon Giuseppe Rossi.

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

We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 and had its first tournament from September 2021 to June 2022. We believe that the initial competition exceeded our expectations of its value for our social-impact football brand. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We capitalized on this success and included an additional club in the FENIX Trophy’s 2022-2023 tournament, with the final four matches taking place in Milan, Italy in June 2023. For the FENIX Trophy’s 2023-2024 tournament, there are twelve clubs participating from across Europe, with the final four matches taking place in Desenzano del Garda, Italy in May 2024.

We believe the FENIX Trophy combines the best features of great international football with the spirit of non-professional football. Key matches from across Europe streamed live on the FENIX Trophy TV YouTube Channel are accompanied by values such as hospitality and sharing between the clubs. The clubs don’t just meet during the game; they share fun and inspirational moments before and after, promoting cultural exchange and creating a friendly environment for clubs, players and supporters. Brera’s continuing objective is to make the FENIX Trophy an extraordinary social impact football experience with a concrete economic value for the major companies seeking to invest in ESG through sport.

We also believe that social awareness and impact has become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We intend to be a leader in guiding the industry toward a more inclusive approach to professional football, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

To that end, we are developing our “Global Sports Group” portfolio of professional football and other sports clubs. Our Global Sports Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Sports Group structure, we have acquired or intend to acquire top-division football and other sports teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market.

The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. We expect that our experience with innovative capital-raising and revenue-generating activities will draw further revenue in the form of consulting opportunities from football and other sports clubs, associations, investors and others. Our revenue currently depends on our business strategy and marketing consultancy services which we provide to commercial clients mainly in the digital media and broadband sectors, our football school services and our newly formed tournament, the FENIX Trophy. We expect that our future revenues will depend on expanding these services, acquiring professional football and other sports clubs, qualifying for or winning football and other sports tournaments and earning tournament prizes, successfully providing transfer market services, and entering into sponsorship agreements.

Recent Developments

On February 26, 2024, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board and Christopher Paul Gardner, our director.

On February 29, 2024, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On February 29, 2024, Daniel Joseph McClory, our Executive Chairman and director, purchased 2,250,000 Class A Ordinary Shares, in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Niteroi SpA, for $1,500,000. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $750,000 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On February 29, 2024, Mr. McClory also purchased 2,300,000 Class A Ordinary Shares in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Alessandro Aleotti, our former Chief Strategy Officer and director, for $1,537,500. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $787,500 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On March 4, 2024, we entered into a consulting agreement with Dicey Perrine, our Head of US Operations, pursuant to which we issued Ms. Perrine 300,000 Class B Ordinary Shares under the 2022 Plan.

On March 25, 2024, Marco Sala sold his 100,000 Class A Ordinary Shares in a private transaction, which converted to 100,000 Class B Ordinary Shares upon transfer.

On April 3, 2024, Daniel Joseph McClory transferred 4,550,000 Class A Ordinary Shares to BREA Holdings, LLC, a limited liability company Mr. McClory organized for the purpose of holding the 4,550,000 Class A Ordinary Shares he acquired on February 29, 2024.

On April 4, 2024, Alessandro Aleotti resigned from his positions with the Company as a member of the board of directors and as Chief Strategy Officer. Mr. Aleotti’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On April 16, 2024, Alessandro Aleotti and Niteroi Spa each converted 250,000 Class A Ordinary Shares to 250,000 Class B Ordinary Shares.

On April 18, 2024, BREA Holdings, LLC converted 1,000,000 Class A Ordinary Shares to 1,000,000 Class B Ordinary Shares.

On April 30, 2024, we issued 50,000 Class B Ordinary Shares to a consultant under the 2022 Plan.

On June 24, 2024, we issued 35,000 Class B Ordinary Shares to each of Abhi Mathews, our director and Chief Information Officer, Federico Pisanty, our director and Head of International Business Development, and Giuseppe Pirola, our director and Head of Volleyball Operations, and 10,000 Class B Ordinary Shares to Goran Pandev, our director and Head of Football Operations Balkan Region, under the 2022 Plan.

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

Comparison of Years Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operations during the years ended December 31, 2023 and 2022.

	Years Ended December 31,
	2023			2022
	€	$	% of Revenue	€	% of Revenue
Revenue	1,147,492	1,240,783	100%	162,407	100%
Cost of revenue	(100,877)	(109,078)	(9)%	(90,270)	(56)%
General and administrative expenses	(6,417,782)	(6,939,548)	(559)%	(1,298,873)	(800)%
Operating losses	(5,371,167)	(5,807,843)	(468)%	(1,226,736)	(755)%
Other income (expense)	333,898	361,044	29%	4,869	3%
Net fair value gain (loss) on financial assets at fair value through the profit and loss	9,436	10,203	1%	-	0%
Impairment on property, plant and equipment	(2,660)	(2,876)	0%	-	0%
Change in warrant expense	163,827	177,146	14%	-	0%
Finance costs	(3,914)	(4,232)	0%	(4,988)	(3)%
Loss before income taxes	(4,870,580)	(5,266,558)	(424)%	(1,226,855)	(755)%
Provision for income taxes expenses	(41,085)	(44,425)	(4)%	-	0%
Net loss	(4,911,665)	(5,310,983)	(428)%	(1,226,855)	(755)%

Revenue

In 2023, the Company transitioned its business model into acquiring and operating professional sports teams worldwide. The principal activities of the Company for the year ended December 31, 2023 were advertising and sponsorships associated with the operation of its international sports teams, while for the year ended December 31, 2022 the principal activities were the provision of consultancy services related to the legacy business of Brera Milano. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements. Revenue for the years ended December 31, 2023 and 2022 was €1,147,492 and €162,407, respectively, representing an increase of 607%. The increase was due to advertising and sponsorships, ticketing, grants and player transfer fees, including our two subsidiaries (FKAP and UYBA) acquired in 2023. For the year ended December 31, 2023, our 3 biggest revenue streams were sponsorships (€745,452), player transfers (€122,159) and ticketing (€174,247).

Cost of Revenue

Cost of revenue for the years ended December 31, 2023 and 2022 was €100,877 and €90,270, respectively, representing a decrease of 12%. The decrease was due to the transitioning of our business model to acquiring and operating international professional sports teams, which requires cost of revenue to support operations such as ticketing and merchandise sales in 2023 compared to consultancy services in 2022.

General and Administrative Expenses

General and administrative expenses consisted of professional and consultancy fees, advertising, director remuneration and benefits, rental expenses, utilities, depreciation, travel and entertainment and other miscellaneous expenses. General and administrative expenses for the years ended December 31, 2023 and 2022 were €6,417,782 and €1,298,873, respectively, an increase of 394%. The increase was due to the transitioning of our business model and costs associated with athletes and staff, advertising and marketing expenses, lease expenses and transportation and accommodation. For the year ended December 31, 2023, our biggest general and administrative expenses were legal and professional (€1,775,457), bad debt expense (€582,467), player management expenses (€387,781), travel related expenses (€370,758), employee benefits expense (€340,241), office supplies and administrative expense (€438,656) and duties and other taxes (€712,377).

Operating Losses

Operating losses for the years ended December 31, 2023 and 2022 were €5,371,167 and €1,226,736, respectively, an increase of 338%. The increase was mainly due to the transitioning of our business model to acquiring and operating international professional sports teams and the factors described above.

Other Income (Expense)

Other income is mainly comprised of a tax voucher program in North Macedonia set up to provide support for the countries sports organizations which provides income to FKAP and interest earned on bank balances in Brera Holdings. Other income (expense) for the years ended December 31, 2023 and 2022 was €333,898 and €4,869, respectively, an increase of 6,758%. The increase was mainly from government grants and subsidies, deposit account interest income and donations from third parties.

Finance Costs

Finance costs consisted of loan interest expenses from the small and medium enterprises guarantee fund loan, a loan from a shareholder and the interest expense on lease liabilities in relation to the rental of office and vehicles. Finance costs for the years ended December 31, 2023 and 2022 were €(3,914) and €(4,988), respectively, a decrease of 22%. The increase was due to the debt at UYBA, which was acquired by the Company in 2023.

Loss Before Income Taxes

Loss before income taxes for the years ended December 31, 2023 and 2022 was €4,870,580 and €1,226,855, respectively, an increase of 297%. The increase was mainly due to the increase in revenues and costs associated with transitioning our business model to acquiring and operating international professional sports teams.

Provision for Income Taxes Expenses

Provision for income taxes expenses for the years ended December 31, 2023 and 2022 was €41,085 and €0, respectively. The increase was due to the current tax expenses at UYBA in 2023.

Net Loss

Net loss for the years ended December 31, 2023 and 2022 was €4,911,665 and €1,226,855, respectively, an increase of 300%. The increase was mainly due to the transitioning of our business model and acquiring and operating international professional sports teams and the factors discussed above.

Comparison of the Years Ended December 31, 2022 and 2021

For a discussion of our statements of operations for the years ended December 31, 2022 and 2021, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years December 31, 2022 and 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022.

5.B.  Liquidity and Capital Resources

As of December 31, 2023 and 2022, we had cash and cash equivalents of €2,293,518 (approximately $2,479,981) and €347,229 (approximately $371,466), respectively. To date, we have financed our operations primarily through revenue generated from operations, loans and shares issued for cash.

As of December 31, 2023 and 2022, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to €1,570,839 (approximately $1,735,777) and €292,658 (approximately $313,081), respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

On January 27, 2023, the Class B Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the initial public offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000. As of June 30, 2024, we had cash and cash equivalents of €442,436 (approximately $474,972).

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects. Daniel Joseph McClory, our Executive Chairman, has provided the board of directors with a written commitment letter indicating his intention to fund the Company as needed for the foreseeable future to the extent that revenues from existing operations or alternative funding is not available.

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

	Years Ended December 31,
	2023	2023	2022
Statements of Operations Data	€	$	€
Net cash used in operating activities	(2,418,524)	(2,615,150)	(917,436)
Net cash used in investing activities	(2,009,785)	(2,173,181)	(26,209)
Net cash provided by financing activities	6,364,969	6,882,441	1,237,144
Net increase in cash	1,936,661	2,094,112	293,499
Cash, beginning of year	347,229	375,459	26,957
Cash paid for acquisitions less cash acquired	(30,491)	32,970	26,773
Effect of foreign exchange rate changes	40,119	43,381	26,773
Cash, end of year	2,293,518	2,479,981	347,229

To date the Company has financed its operations primarily through revenue generated from operations and loans and shares issued for cash.

Net cash used in operating activities was €2,418,524 and €917,436 for the years ended December 31, 2023 and 2022, respectively. The increase in net cash used in operating activities was primarily due to the increase in net loss for the period as well as the increase in share based expenses and operating expenses due to the acquisitions of FKAP and UYBA.

Net cash used in investing activities was €2,009,785 and €26,209 for the years ended December 31, 2023 and 2022, respectively. The increase in net cash used in investing activities was primarily due to the acquisition of FKAP and UYBA as well as the fair value of financial assets through profit and loss.

Net cash provided by financing activities was €6,364,969 and €1,237,144 for the years ended December 31, 2023 and 2022, respectively. The increase in net cash provided by financing activities was primarily due to the issuance of shares for cash in the Company’s public offering in January 2023.

Contractual Obligations

	Year Ended December 31, 2023
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	€	$	€	$	€	$	€	$	€	$
Operating lease commitments	708,922	783,359	107,922	119,254	108,454	119,842	108,454	119,842	384,092	424,222
Contingent consideration (FKAP)	181,000	200,005	19,160	21,172	60,857	67,247	42,632	47,108	58,351	64,478
Loan payable	423,741	468,234	197,664	211,512	165,713	183,113	66,614	73,608	-	-
	1,313,663	1,451,598	318,496	351,938	335,024	370,202	217,700	240,559	442,443	488,900

	Year Ended December 31, 2022
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	€	$	€	$	€	$	€	$	€	$
Operating lease commitments	312,228	334,021	82,666	88,436	144,273	154,343	85,289	91,242	-	-
Loan payable	22,212	23,762	6,346	6,789	12,693	13,579	3,173	3,394	-	-
	334,440	357,783	89,012	95,225	156,966	167,922	88,462	94,636	-	-

Other than indicated above, on December 31, 2023 and December 31, 2022, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our statements of financial position.

Commitments and Contingencies

Capital Expenditures

During the years ended December 31, 2023 and 2022, the Company made €203,947 and €1,209, respectively, in capital expenditures. We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease Commitment

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2023 to 2027.

A maturity analysis of lease liabilities based on undiscounted gross cash flow is reported in the table below:

	December 31, 2023	December 31, 2022
	EUR	EUR
Less than 1 year	185,738	82,666
1 to 3 years	162,949	144,273
More than 3 years	575,955	85,289
Total undiscounted cash flow	924,642	312,228
Less: interest to be paid	215,720	4,818
	708,922	307,410

Legal Contingencies

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

The Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

-	Note 2(e): Assessment of our future liquidity and cash flows;

-	Note 18: Assessment of the lease term of lease liabilities depending on whether we are reasonably certain to exercise the extension options.

Assumptions and Estimation Uncertainties

Information about assumptions and estimates as of December 31, 2023 and 2022 that have high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes to the financial statements accompanying this Annual Report.

-	Note 3: Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets.

-	Note 4: Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Pierre Galoppi	64	Chief Executive Officer, Interim Chief Financial Officer and Director
Daniel Joseph McClory	64	Executive Chairman and Director
Abhi Mathews	37	Chief Information Officer and Director
Federico Pisanty	52	Head of International Business Development and Director
Giuseppe Pirola	52	Head of Volleyball Operations and Director
Goran Pandev	40	Head of Football Operations Balkan Region and Director
Dicey Perrine	35	Head of US Operations
Alberto Libanori	35	Director
Christopher Paul Gardner	70	Director
Pietro Bersani	56	Director

Pierre Galoppi has served as our Chief Executive Officer, Interim Chief Financial Officer, and as a member of our board of directors since June 2023. Mr. Galoppi has served as the Managing Director of 1st PMG Capital Corporation, which provides consulting services in the areas of capital markets entry, fundraising, strategic partnerships, mergers and acquisitions and financial services, since February 2007. Through 1st PMG Capital Corporation, Mr. Galoppi has worked with a number of companies in the preparation of U.S. Securities and Exchange Commission registration statements, as well as the filings associated with their public listing requirements. Mr. Galoppi has more than 30 years of experience with strategic business and financial services across a number of industries in the mid-level capital markets segment, including natural resources, aviation, cybersecurity, telecommunications, tourism, and international marketing. Mr. Galoppi’s transactional experience extends to Latin America, the Caribbean, Canada, Europe, and the United States. Mr. Galoppi was born and raised in Rome, Italy, and is a dual citizen of Canada and Italy. Mr. Galoppi is fluent in English, Spanish, Portuguese, Italian, and French. Mr. Galoppi earned a Bachelor of Commerce degree and a Master of Business Administration degree from Concordia University in Montreal, Canada.

Daniel Joseph McClory has served as our Executive Chairman and as a member of our board of directors since July 2022. Since October 2022, Mr. McClory has served as co-founder, Executive Chairman and as a member of the board of directors of The RoyaLand Company Ltd., a Bermuda holding company focused on creating a royalty-themed experience called myRoyal.World. Mr. McClory is a co-founder and has been the Chief Executive Officer of Boustead & Company Limited, a non-bank financial institution, since July 2016, and has served as the Managing Director, Head of Equity Capital Markets and Head of China for its U.S.-based subsidiary, Boustead Securities, LLC, since July 2016. Prior to working at Boustead, Mr. McClory held Managing Director positions at Bonwick Capital Partners, LLC, Burnham Securities Inc. and at Hunter Wise Financial Group, LLC from May 2004 to July 2016. Mr. McClory’s teams have ranked in the Top Ten of League Tables for placement agents, won “Deal of the Year” at the M&A Advisor Awards, and completed IPOs and transactions for clients listed on NASDAQ, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, and the Irish Stock Exchange. Mr. McClory serves on the boards of the USA Track & Field Foundation, the American Foundation of Savoy Orders, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. Mr. McClory is a dual U.S.- Italian citizen who earned a bachelor’s degree in English and a master’s degree in Language and International Trade from Eastern Michigan University. In 2010, Eastern Michigan University awarded Mr. McClory an honorary Doctor of Public Service degree.

Abhi Mathews has served as our Chief Information Officer and as a member of our board of directors since June 2024. Mr. Mathews has been in the financial services industry for over fifteen years, during which he has helped in mergers and acquisitions and in placing capital for public and private companies. Mr. Mathews has served as a Managing Director of Enclave Capital LLC, an investment banking firm, since May 2024, and as a Principal of Minerva Valuations Inc., a business advisory firm, since April 2015. From February 2022 to May 2024, Mr. Mathews served as a Managing Director of Castle Placement LLC, an investment bank, and from February 2020 to August 2021, he served as a Valuations & Litigations Support Director of RSM US LLP, an accounting firm. Mr. Mathews has qualified as a financial expert in the Ontario Superior Court and has served on boards of not-for-profit children’s organizations. Mr. Mathews is a member of the American Society of Appraisers, the CFA Institute and the Canadian Institute of Chartered Business Valuators, and he holds Series 7, 63, and 79 licenses from FINRA. Mr. Mathews received his bachelor’s degree in Accounting and Financial Management from the University of Waterloo in Ontario, Canada.

Federico Pisanty has served as our Head of International Business Development and as a member of our board of directors since June 2024. Mr. Pisanty has also served as Brera Milano’s General Manager since December 2022. For the last 10 years, Mr. Pisanty has worked in the social impact industry. In April 2020, Mr. Pisanty founded Borgo Office, a 40+ farmhouse marketplace focused on the sale of remote working packages to digital nomads at farmhouses located in villages throughout Italy. From October 2014 to December 2019, Mr. Pisanty served as Chief Executive Officer and General Manager for Ryler Youth Employment Hub / University, the first aggregate of Italian universities website, where he developed several youth employment acceleration solutions for graduates about to start their job career, such as the “Recr Index” supported by Regione Lombardia. Mr. Pisanty received his bachelor’s degree in Economics from Bocconi University.

Giuseppe Pirola has served as our Head of Volleyball Operations and as a member of our board of directors since June 2024. Mr. Pirola has served as the Chairman of the Board of Directors of our subsidiary, UYBA Volley, since September 2014, and has served as the Vice President of the Italian Serie A Women’s Volleyball League since June 2020. Mr. Pirola has served as a Tax Advisor of ASSOGAS, an electric and gas utility company, since February 2003. Mr. Pirola has served as the Chairman of the Board of Directors of NED Reti Distribuzione Gas Srl, an electric and gas utility company, since September 2008, BRUNO MAGLI SPA, a luxury footwear company, since January 2014, and S.C. Caronnese s.s.d.r.l., an Italian men’s Serie D football club, since June 2017. From May 2017 to July 2023, Mr. Pirola served as the Chairman of the Board of Directors of ASM Garbagnate Milanese S.p.a., a public electric and gas utility company, and in 2018 was President of the COL MILANO 2018 Men’s Volleyball World Championships. Mr. Pirola received his bachelor’s degree in Economic Science from Marconi University of Rome.

Goran Pandev has served as a member of our board of directors since January 2023 and as our Head of Football Operations Balkan Region since June 2024. Mr. Pandev is a professional football player who began his career with FK Belasica during the 2000-01 season and has played for Lazio, Inter Milan, Genoa, and Parma, among others, while also being the captain of the North Macedonian national team until he retired from international football in 2021. After establishing himself at Lazio, Pandev moved to Inter Milan in early 2010. While playing for the Nerazzurri, Pandev collected a host of honors including winning the Serie A, the Coppa Italia and the UEFA Champions League in 2010 as part of a treble for the club. On April 22, 2021, he became the first Macedonian to score 100 goals in one of the top five European football leagues. Mr. Pandev has scored the most goals of any North Macedonian national team player with a total of 38 goals between 2001 and 2021. Mr. Pandev is the founder and owner of Fudbalski Klub Akademija Pandev, a North Macedonian football club founded in 2010 that plays in the Macedonian First League and has succeeded in reaching the qualifiers to the UEFA Europa League during the 2019-2020 season and the UEFA Europa Conference League during the 2022-2023 season. We believe that Mr. Pandev is qualified to serve on our board of directors due to his extensive football experience.

Dicey Perrine has served as our Head of US Operations since March 2024. Ms. Perrine is a distinguished professional with a robust background in sales, leadership, and athletics. Prior to joining the Company, Ms. Perrine served as the Vice President of Sales at Peek Travel Inc., an online travel platform, where she led a team of over 100 individuals from March 2022 until March 2024. From February 2020 to March 2022, Ms. Perrine served in various positions at Better Holdco, Inc., a mortgage and insurance company, excelling in roles that culminated in her position as Regional Director of West & Central in August 2021. Ms. Perrine’s professional journey began in December 2013 at Houzz Inc., an online home remodeling and design platform, where she progressed through various leadership roles, ultimately serving as Senior Manager of Trade from March 2018 to February 2020. From July 2007 to July 2011, Ms. Perrine was a member of the UCLA Women’s Volleyball team, where she was a starting player for all four years, Team Captain in 2009 and 2010, and won a number of awards including Most Valuable Player in 2010 and Best Newcomer in 2007. Ms. Perrine’s accolades include Most Valuable Player and Best Newcomer, reflecting her commitment and skill. Ms. Perrine’s expertise in volleyball extends to coaching and mentoring, underlining her passion for the sport. Ms. Perrine earned a bachelor’s degree in History from the University of California, Los Angeles.

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

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Irish law.

All amounts reported in the table below reflect the cost to the Company, in dollars, for the year ended December 31, 2023.

	Salary or Fees Earned or Paid in Cash ($)	Option Awards ($)	Class B Ordinary Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding Options as of December 31, 2023 Class B Ordinary Shares)
All directors and executive officers as a group	494,250	595,000	114,400	-	1,203,650	200,000

We recorded an aggregate of $494,250 in total cash compensation to our directors and executive officers as a group for the year ended December 31, 2023. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. In connection with our initial public offering, we adopted an equity incentive plan, see “—Equity Incentive Plan” below.

Equity Incentive Plan

On October 26, 2022, our board of directors approved the Brera Holdings Limited 2022 Equity Incentive Plan, or the 2022 Plan.

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan will be 2,000,000 shares. Cancelled and surrendered share options and share awards may again become available for grant under the 2022 Plan. As of the date of this Annual Report, we have granted 200,000 share options and 1,170,000 restricted shares under the 2022 Plan and 630,000 shares remain available for issuance under the 2022 Plan. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

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

6.C.  Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of nine (9) directors, Pierre Galoppi, Daniel Joseph McClory, Abhi Mathews, Federico Pisanty, Giuseppe Pirola, Goran Pandev, Alberto Libanori, Christopher Paul Gardner, and Pietro Bersani, three (3) of whom, Alberto Libanori, Christopher Paul Gardner, and Pietro Bersani, are independent within the meaning of Nasdaq’s rules. Each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal.

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

6.D.  Employees

As of December 31, 2023, we had no employees and two independent contractors, our fully-owned subsidiary, Brera Milano, had no employees and two independent contractors, our 90%-owned subsidiary, Brera Strumica FC, had 34 employees and 20 independent contractors, and our 51%-owned subsidiary, UYBA, had no employees and 39 independent contractors. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

6.E.  Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Class A Ordinary Shares		Percent of Class A Ordinary Shares (%)	Class B Ordinary Shares		Percent of Class B Ordinary Shares (%)	Total Voting Power(2) (%)
Pierre Galoppi, Chief Executive Officer, Interim Chief Financial Officer and Director	-		-	65,000		1.0	*
Daniel Joseph McClory, Executive Chairman and Director	5,850,000	(3)	95.9	1,000,000	(4)	15.1	88.0
Abhi Mathews, Chief Information Officer and Director	-		-	40,000	(5)	*	*
Federico Pisanty, Head of International Business Development and Director	-		-	35,050		*	*
Giuseppe Pirola, Head of Volleyball Operations and Director	-		-	35,000		*	*
Goran Pandev, Head of Football Operations Balkan Region and Director	-		-	76,666	(6)	1.2	*
Dicey Perrine, Head of US Operations	-		-	300,000		4.5	*
Alberto Libanori, Director	-		-	66,666	(7)	1.0	*
Christopher Paul Gardner, Director	-		-	266,666	(8)	4.0	*
Pietro Bersani, Director	-		-	66,666	(9)	1.0	*
All directors and executive officers as a group (10 persons)	5,850,000		95.9	1,951,714		29.2	89.3
BREA Holdings, LLC(10)	3,550,000		58.2	1,000,000		15.1	54.1
Pinehurst Partners LLC(11)	2,250,000		36.9	-		-	33.3

(1)	Based on 6,100,000 Class A Ordinary Shares and 6,625,000 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report. To our knowledge, 5,850,000 (95.9%) of the Class A Ordinary Shares are held in the United States by three record holders and 5,720,000 (86.3%) of the Class B Ordinary Shares are held in the United States by fifteen record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each share of Class A Ordinary Shares held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each share of Class B Ordinary Shares held of record, on all matters submitted to a vote of the shareholders. A total of 12,725,000 ordinary shares representing total voting power of 67,625,000 votes are outstanding as of the date of this Annual Report.

(3)	Consists of (i) 50,000 Class A Ordinary Shares held directly by Daniel Joseph McClory, (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own, and (iii) 3,550,000 Class A Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own.

(4)	Consists of 1,000,000 Class B Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own.

(5)	Consists of (i) 35,000 Class B Ordinary Shares held directly by Abhi Mathews and (ii) 5,000 Class B Ordinary Shares held by Minerva Valuations Inc., which Abhi Mathews is deemed to beneficially own.

(6)	Consists of (i) 60,000 Class B Ordinary Shares and (ii) 16,666 Class B Ordinary Shares issuable upon the exercise of an option.

(7)	Consists of (i) 50,000 Class B Ordinary Shares and (ii) 16,666 Class B Ordinary Shares issuable upon the exercise of an option.

(8)	Consists of (i) 250,000 Class B Ordinary Shares and (ii) 16,666 Class B Ordinary Shares issuable upon the exercise of an option.

(9)	Consists of (i) 50,000 Class B Ordinary Shares and (ii) 16,666 Class B Ordinary Shares issuable upon the exercise of an option.

(10)	BREA Holdings, LLC is a Nevada limited liability company. BREA Holdings, LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Ordinary Shares owned by BREA Holdings, LLC and has sole voting and dispositive powers over its shares. BREA Holdings, LLC’s business address is 318 N. Carson Street, Suite 208, Carson City, NV 89701, United States.

(11)	Pinehurst Partners LLC is a Colorado limited liability company. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Ordinary Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301, United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B.  Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2023, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Tchumene FC Sports Association

On March 17, 2023, Brera Milano entered into a contract (the “TFC Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between us and Tchumene FC.

Pursuant to the TFC Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. We will determine Tchumene FC’s game shirt sponsor, deliver media relating to Tchumene FC on its communication channels, manage external media relations, use Tchumene FC’s brand for any communication activity and promotion, and promote Tchumene FC around the world through its relationship network with football operators and finance partners in the United States. We will not intervene or assume responsibility over the sports management of Tchumene FC and all of Tchumene FC’s sporting activity will remain under the exclusive control of Tchumene FC. We paid Tchumene FC €25,000, of which €15,000 was paid upon signing the TFC Contract and €10,000 was paid by the middle of the 2023 football season. Additionally, if the TFC Contract is renewed automatically for an additional annual term as described below, we will pay €25,000 in one lump sum within thirty days of such renewal of the TFC Contract for the following football season. We will decide the shirt sponsor of Tchumene FC’s football shirts. If the sponsor is an Italian company that already works with us, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, we will negotiate with Tchumene FC the division of the sponsorship revenue in accordance with market standards.

The TFC Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the TFC Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The TFC Contract also provides that no exclusivity obligations arise under it, and that we may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

On January 29, 2024, Brera entered into an agreement (the “Investors Agreement”) with Transportes Lalgy Lda, a company incorporated under Mozambican law (“Transportes”), relating to the management of Brera Tchumene, which replaced the TFC Contract due to Brera Tchumene entering Mozambique football’s first division, the Moçambola.

Pursuant to the Investors Agreement, Brera Milano and Transportes will equally distribute the revenues and costs generated by Brera Tchumene FC and will jointly govern Brera Tchumeme FC by each appointing a manager. Brera Milano may request that the board of Brera Tchumene FC be rebalanced to better represent the joint management. Brera Milano and Transportes agreed to set the minimum annual management budget at €250,000 while Brera Tchumene FC is in the Moçambola with the two managers determining the exact annual budget which must be authorized in writing by both Brera Milano and Transportes. If Brera Tchumene FC is relegated to a different division, the annual budget will be lowered. A separate agreement will govern the payments from each of Brera Milano and Transportes to cover the annual budget. If the Investors Agreement is terminated due to an irremediable dispute between the parties, Brera Tchumene FC will be required to remove “Brera” from its branding.

Fudbalski Klub Akademija Pandev

On February 13, 2023, we entered into a binding letter of intent (the “FKAP Letter of Intent”) with Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia (“FKAP”), and its sole equity holder, Goran Pandev, our director (the “FKAP Owner”), relating to the acquisition of FKAP by us.

Pursuant to the FKAP Letter of Intent, the Company, FKAP and the FKAP Owner will enter into a securities purchase agreement and other documents or agreements (the “FKAP Definitive Agreements”) that will be consistent with the FKAP Letter of Intent and will describe the terms upon which we will acquire from the FKAP Owner a number of shares of the issued and outstanding capital stock or other equity interests of FKAP constituting 90% of the outstanding equity of FKAP after such acquisition. We will pay the FKAP Owner €600,000 on the date that the parties enter into the FKAP Definitive Agreements. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below).

The FKAP Letter of Intent will automatically terminate, and be of no further force and effect except as provided, upon the earlier of (i) execution of the FKAP Definitive Agreements, (ii) mutual agreement between us and the FKAP Owner, or (iii) at least ten days’ written notice of termination from one party to the other which may occur no sooner than March 31, 2023. The FKAP Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

On April 28, 2023, we entered into an agreement for the purchase and sale of outstanding common shares (the “FKAP SPA”) with FKAP and the FKAP Owner, relating to the acquisition of FKAP by us.

Pursuant to the FKAP SPA, we acquired from the FKAP Owner 2,250 common shares of FKAP, constituting 90% of the outstanding equity of FKAP, and we paid the FKAP Owner €600,000 upon the signing of the FKAP SPA. Additionally, for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, we shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below).

The FKAP SPA may be terminated, amended, supplemented, waived or modified only by written instrument signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. The FKAP SPA contains customary covenants including as to due diligence, representation and warranties, and indemnification.

For purposes of the FKAP Letter of Intent and FKAP SPA, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

UYBA Volley S.s.d.a.r.l.

On June 8, 2023, we entered into an exclusive letter of intent (the “UYBA Letter of Intent”) with Selene S.a.s. of Immobiliare Luna S.r.l. (“Selene S.a.s.”) and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by us.

Pursuant to the UYBA Letter of Intent, the Company or Brera Milano, Selene S.a.s. and Giuseppe Pirola will enter into a securities purchase agreement and other documents or agreements (the “UYBA Definitive Agreements”) that will be consistent with the UYBA Letter of Intent and will describe the terms upon which we will acquire from Selene S.a.s. and Giuseppe Pirola a number of shares of the issued and outstanding capital stock or other equity interests of UYBA with a total nominal value of €840,500, constituting 51% of the corporate capital of UYBA after such acquisition (the “UYBA Shares”). We will pay Selene S.a.s. and Giuseppe Pirola an aggregate of €840,000 on the date that the parties enter into the UYBA Definitive Agreements.

On July 3, 2023, we entered into a preliminary contract (the “UYBA Preliminary Contract”) with Selene S.a.s. and Giuseppe Pirola, relating to the acquisition of UYBA by the Company. Pursuant to the UYBA Preliminary Contract, the Company, Selene S.a.s. and Giuseppe Pirola will enter into a final contract (the “UYBA Final Contract”) on July 28, 2023 (the “UYBA Execution Date”), pursuant to which we will acquire from Selene S.a.s. and Giuseppe Pirola the UYBA Shares in exchange for €390,500 to Selene S.a.s. and €450,000 to Giuseppe Pirola payable on the UYBA Execution Date.

Additionally, on the UYBA Execution Date, (i) the shareholders’ agreement and business plan, Annex 2 and Annex 3 of the UYBA Preliminary Contract, respectively, that, among other things, obligates us to contribute a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of €860,000, and in the event that UYBA’s annual guaranteed minimum is not reached, we will be obliged to contribute the difference within 30 days of the annual verification, will become effective, (ii) Giuseppe Pirola and Gianluigi Vigano will be appointed as managing directors of UYBA, giving them the powers as stated in Annex 4 and Annex 5 of the UYBA Preliminary Contract, respectively, and (iii) Selene S.a.s. and Giuseppe Pirola will immediately deposit the aggregate amount of €840,500 received from the sale of the UYBA Shares into UYBA’s bank account in the form of a shareholders loan to UYBA which shall have a waiver of repayment.

The UYBA Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Adrio de Carolis, Alessandro Aleotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by the Company and (iii) Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

On July 31, 2023, we entered into the UYBA Final Contract with Selene S.a.s. and Giuseppe Pirola. Pursuant to the UYBA Final Contract, we acquired from Selene S.a.s. and Giuseppe Pirola the UYBA Shares in exchange for €390,500 to Selene S.a.s. and €450,000 to Giuseppe Pirola paid as of July 31, 2023. The UYBA Final Contract was subsequently filed by the witnessing notary with the Italian Office of the Registrar of Companies.

Although the UYBA Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements, only 9 were appointed as follows: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Gianluigi Viganò, Francesca Viganò, and Francesca Duva as directors appointed by the Company and (iii) Andrea Saini, Michele Lo Nero, Simone Facchinetti and Paolo Ferrario as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

Bayanzurkh Sporting Ilch FC

On August 28, 2023, Brera Milano entered into an exclusive letter of intent (the “BFC Letter of Intent”) with Bayanzurkh Sporting Ilch FC, a sports association incorporated under the laws of Mongolia (“Bayanzurkh FC”), relating to the acquisition of Bayanzurkh FC’s management by us.

Pursuant to the BFC Letter of Intent, we will take control of Bayanzurkh FC’s management by transforming it from a sports association into a limited liability company and will rebrand Bayanzurkh FC to include the term “Brera” before the resumption of the football season in March 2024, which if not met will allow us the right to terminate the BFC Letter of Intent. We will pay Bayanzurkh FC an aggregate fee of $30,000 comprised of (i) $12,000 at the operation execution activity kick-off following the signing of the BFC Letter of Intent and (ii) $3,000 per month for 6 months and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will guarantee sponsorship contracts with third-party companies for an overall value between $50,000 and $90,000 for the 2024-25 football season.

On September 27, 2023, Brera Milano entered into a contract (the “BFC Contact”) with Tavan Tolgoi Tulshiin Ilch Sport Club NGO, a sports association incorporated under the laws of Mongolia (the “Association”) that owns Bayanzurkh FC, relating to the acquisition of Bayanzurkh FC’s management by us.

Pursuant to the BFC Contract, we (i) will appoint a new board and Chairman of the Association, or, if legally unable to appoint the Chairman under Mongolian law and the regulations of the Mongolian Football Federation, have the Association appoint a Chairman that is mutually agreed upon by us, and (ii) grants the use of the Brera trademark to the Association for use in rebranding Bayanzurkh FC to include the term “Brera” before October 31, 2023. If either of these is not met, we will have the right to terminate the BFC Contract immediately.

We will pay the Association an aggregate fee of $30,000 comprised of (i) $12,000 at the signing of the BFC Contract and (ii) $3,000 per month for 6 months from November 2023 to April 2024 and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will cover Bayanzurkh FC’s costs for October and November 2023 and will actively support us in the search for sponsorship contracts with third-party companies, including providing the contracts signed with California Ice Tea, 1 X Bet and Mr. Haore for an aggregate total of $41,563.

Written Financial Commitment Letter

On July 11, 2024, Daniel Joseph McClory, our Executive Chairman, provided the board of directors with a written commitment letter indicating his intention to fund the Company as needed for the foreseeable future to the extent that revenues from existing operations or alternative funding is not available.

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

8.B.  Significant Changes

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

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

Although we do not believe that we were a PFIC for the year ending December 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings.  In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

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

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. It is estimated that a 50-basis point change in interest rates will affect our loss before tax by €0 and €110 as of December 31, 2023 and 2022, respectively. At this time, the Company only has fixed rate loans so any interest rate change would have no effect. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars, euros, and denars, which are the functional currencies for the Company, Brera Milano/UYBA, and FKAP, respectively. The reporting currency of the consolidated financial statements is euros. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

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

The carrying amount of the cash represented the maximum credit exposure which amounted to €2,293,518 and €347,229 as of December 31, 2023 and 2022, respectively.

We had assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, we had assessed a zero-loss allowance on this cash balance as of December 31, 2023 and 2022, respectively.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., €100,000) are at risk. As of December 31, 2023 and 2022, the Company had approximately €1,853,518 and €247,000, respectively, in excess of insured limits.

Concentration risk

No customer accounted for 10% of our sales for the year ended December 31, 2023, and one customer accounted for 74% of our sales for the year ended December 31, 2022. Accounts receivable from this customer was €24,400 as of December 31, 2022.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of Pierre Galoppi, our Chief Executive Officer and our Interim Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2023. Based on that evaluation, we have identified a material weakness in our internal control over financial reporting as of December 31, 2023, relating to ineffective review and approval procedures over journal entries and financial statement preparation. Errors included the under recording of liabilities, misclassification of accounts, and improperly recognized revenues.

Our management, concluded that that the failure to timely identify such accounting errors constituted material weakness as defined in the SEC regulations as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, Pierre Galoppi, our Chief Executive Officer and our Interim Chief Financial Officer, concluded that the Company’s internal control over financial reporting as of December 31, 2023 was not effective. Material weaknesses included a lack of sufficient in-house qualified accounting staff, inadequate controls and segregation of duties due to limited resources and number of employees and improperly maintaining accounting records and supporting documents.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2023 and 2022 by TAAD LLP, the Company’s principal accounting firm.

	For the year ended December 31,
	2023	2022
Audit Fees	$203,000	$59,148
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$203,000	$59,148

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended December 31, 2023 and 2022, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

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

Foreign Private Issuer

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

Controlled Company

We are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for exemptions from certain Nasdaq corporate governance requirements, including, without limitation, (i) the requirement to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that a majority of the board of directors consist of independent directors; (iii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iv) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors.

We currently rely on the “controlled company” exemption from the requirement that a majority of the board of directors consist of independent directors and may elect to rely on other exemptions in the future. For so long as we qualify as a “controlled company,” we may take advantage of these exemptions. Accordingly, investors will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class B Ordinary Shares continue to be listed on Nasdaq, we will be required to comply with the corporate governance standards within the applicable transition periods.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.  CYBERSECURITY

Risk Management and Strategy

The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have integrated cybersecurity risk management into our risk management processes. This integration is intended to ensure that cybersecurity considerations are part of our decision-making processes. We continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Our executive officers periodically evaluate and test our risk management systems. Due to the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity, the Company does not currently engage any external experts, such as cybersecurity assessors, consultants, or auditors. However, the Company uses software as a service-based information technology systems and services provided by reputable vendors to help mitigate risks related to data breaches or other security incidents originating from third parties.

We have not encountered cybersecurity challenges that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our board of directors oversees the management of risks associated with cybersecurity threats. The Company’s executive officers are primarily responsible for assessing, monitoring and managing our cybersecurity risks. The Company’s executive officers have limited experience in the field of information technology and cybersecurity and therefore will consult with external advisers to manage cybersecurity threats and related risks. In the event of a cybersecurity incident, the executive officers, in conjunction with external advisors, will implement an incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents. Significant cybersecurity matters, and strategic risk management decisions, will be escalated to the board of directors.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our audited financial statements are included as the “F-1” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1	Constitution of the Registrant as in effect prior to October 27, 2022 (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on November 4, 2022)
1.2	Amended and Restated Constitution of the Registrant in effect as of October 27, 2022 (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on November 4, 2022)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of December 31, 2023
4.1	English translation of Lease Agreement – Brera Football Village (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed on November 4, 2022)
4.2	English translation of Lease Contract between Brera Milano S.r.l. and DCS & Partner, dated as of March 1, 2023 (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F filed on May 1, 2023)
4.3	English translation of Private Deed between KAP S.r.l. and FCD Brera, dated as of July 13, 2022 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on November 4, 2022)
4.4	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on November 4, 2022)
4.5	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on November 4, 2022)
4.6	Brera Holdings Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 filed on November 4, 2022)
4.7	Form of Share Option Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 filed on November 4, 2022)
4.8	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 filed on November 4, 2022)
4.9	Form of Restricted Share Unit Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 filed on November 4, 2022)
4.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on November 4, 2022)
4.11	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 1, 2023)
4.12	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed on February 1, 2023)
4.13	Letter of Intent, dated as of February 13, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 15, 2023)
4.14	English translation of Contract, dated as of March 17, 2023, by and among Brera Milano S.r.l. and Tchumene FC Sports Association (incorporated by reference to Exhibit 1.1 to Form 6-K filed on March 29, 2023)

4.15	Share Purchase Agreement, dated as of April 28, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 4.28 to Annual Report on Form 20-F filed on May 1, 2023)
4.16	English Translation of Lease Contract between Fudbalski Klub Akademija Pandev and Basketball Club ABA Strumica, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on May 1, 2023)
4.17	Consulting Agreement between Brera Holdings PLC and Pierre Galoppi, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on June 12, 2023)
4.18	Letter of Intent, dated as of June 8, 2023, by and among Brera Holdings PLC, Selene S.a.s. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 14, 2023)
4.19	Preliminary Contract for the Sale of UYBA Volley Shares, dated as of July 3, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on July 6, 2023)
4.20	Final Contract for the Transfer of Shares of UYBA Volley, dated as of July 31, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on October 6, 2023)
4.21	Letter of Intent, dated as of August 28, 2023, by and among Brera Milano S.r.l. and Bayanzurkh Ilch FC (incorporated by reference to Exhibit 1.1 to Form 6-K filed on September 1, 2023)
4.22	Contract, dated as of September 27, 2023, by and between Brera Milano S.r.l. and Tavan Tolgoi Tulshiin Ilch Sport Club NGO (incorporated by reference to Exhibit 1.2 to Form 6-K filed on October 6, 2023)
4.23	Form of Advisor Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 29, 2024)
4.24	Share Purchase Agreement, dated February 29, 2024, between Daniel Joseph McClory and Niteroi SpA (incorporated by reference to Exhibit 10.1 to Form 6-K filed on March 8, 2024)
4.25	Share Purchase Agreement, dated February 29, 2024, between Daniel Joseph McClory and Alessandro Aleotti (incorporated by reference to Exhibit 10.2 to Form 6-K filed on March 8, 2024)
4.26*	English translation of Lease Agreement – Arena Civica, dated as of September 8, 2023
4.27*	Investors Agreement Guidelines between Brera Milano S.r.l. and Transportes Lalgy Lda, dated as of January 29, 2024
4.28*	Consultancy Agreement between Brera Holdings PLC and Alessandro Aleotti, dated as of July 26, 2023
4.29*	English translation of Lease Agreement - Palazzo dello Sport “Maria Piantanida,” dated as of March 17, 2016
4.30*	Consultancy Agreement between Brera Milano S.r.l. and Federico Pisanty, dated as of January 4, 2023
4.31*	Consulting Agreement between Brera Holdings PLC and Dicey Perrine, dated as of March 4, 2024
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 to Annual Report on Form 20-F filed on May 1, 2023)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of TAAD LLP
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRERA HOLDINGS PLC

Date: July 19, 2024	By:	/s/ Pierre Galoppi
	Name:	Pierre Galoppi
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Brera Holdings PLC and subsidiaries (FKA Brera Holdings Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Brera Holdings PLC and subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standard as issued by the Internation Accounting Standards Board.

Going Concern Matter

These accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Diamond Bar

July 19, 2024

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Financial Position as at December 31, 2023 and 2022

		As at December 31, 2023	As at December 31, 2022
	Notes	EUR	EUR
ASSETS
Non-current assets
Property, plant and equipment, net	5	410,184	11,365
Right-of-use assets	6	650,457	288,389
Intangible	7	4,053,378	-
Financial assets at fair value through profit and loss	9	426,320	-
		5,540,339	299,754

Current assets
Cash and cash equivalents	13	2,293,518	347,229
Deferred offering costs	29	-	262,684
Trade and other receivables – outside parties	11	553,750	32,252
Trade and other receivables – related parties	11	11,433	4,409
Deposits and prepayments – outside parties	12	71,722	82,027
Deposits and prepayments – related parties	12	-	96,744
Loan receivable	10	19,514	-
		2,949,937	825,345
Total assets		8,490,276	1,125,099

SHAREHOLDERS’ SURPLUS (DEFICIT) AND LIABILITIES
Shareholders’ surplus (deficit)
Ordinary shares Class A, US$0.005 nominal value, 50,000,000 Class A ordinary shares authorized, 7,700,000 shares issued as of December 31, 2023 and 2022	14	35,988	35,988
Ordinary shares Class B, US$0.005 nominal value, 250,000,000 Class B ordinary shares authorized, 3,960,000 and 2,205,000 shares issued as of December 31, 2023 and 2022, respectively	14	18,425	10,306
Non-controlling interest	14	416,758	-
Subscription receivable	14	(935)	(935)
Foreign exchange reserve	14	119,006	26,773
Other reserves	14	8,337,451	1,302,846
Accumulated deficit		(5,982,203)	(1,506,191)
Total shareholders’ surplus (deficit)		2,944,490	(131,213)

Non-current liabilities
Deferred tax liabilities	8	6,647	-
Warrant liabilities	33	34,383	-
Trade and other payables – outside parties	15	763	-
Non-current lease liabilities	16	601,000	226,773
Non-current loan payable	17	226,077	15,713
Contingent consideration	31	181,000	-
		1,049,870	242,486

Current liabilities
Trade and other payables – outside parties	18	3,485,774	613,489
Trade and other payables – related parties	18	181,507	36,769
Deferred revenue – outside parties	30	481,912	224,248
Current lease liabilities	16	107,922	80,637
Income tax payable	25	41,137	52,480
Current loan payable	17	197,664	6,203
		4,495,916	1,013,826
Total shareholders’ deficit and liabilities		8,490,276	1,125,099

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Profit or Loss for the Years Ended December 31, 2023, 2022 and 2021

		For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	Notes	EUR	EUR	EUR

Revenue	20	1,147,492	162,407	420,167

Costs and operating expenses:
Cost of revenue – outside parties	21	(100,877)	(25,180)	(81,588)
Cost of revenue – related parties	21	-	(65,090)	(29,000)
General and administrative – outside parties	22	(6,154,262)	(1,152,873)	(286,669)
General and administrative – related parties	22	(263,520)	(146,000)	(30,000)
Total operating expenses		(6,518,659)	(1,389,143)	(427,257)

Operating losses		(5,371,167)	(1,226,736)	(7,090)
Net fair value gain (loss) on financial assets at fair value through the profit and loss		9,436	-	-
Change in warrant liability	35	163,827	-	-
Other income (expenses)	24	333,898	4,869	(47,942)
Impairment on property, plant and equipment		(2,660)	-	-
Finance costs		(3,914)	(4,988)	(2,693)
Total other (expenses) income		500,587	(119)	(50,635)

(Loss) profit before income taxes		(4,870,580)	(1,226,855)	(57,725)

Provision for income taxes expenses	25	(41,085)	-	(29,331)
Net (loss) profit		(4,911,665)	(1,226,855)	(87,056)

Non-controlling interest		(473,225)	-	-
Owners of the parent		(4,438,440)	-	-

Other comprehensive loss:
Foreign currency translation adjustments		92,230	26,773	-
Total comprehensive (loss) income		(4,819,435)	(1,200,082)	(87,056)

Basic and diluted weighted average shares outstanding[1]
Class A	26	7,700,000	5,203,562	2,850,000
Class B	26	3,702,068	709,301	100,000

Basic and diluted (loss) earnings per share (in EUR)
Class A		(0.38)	(0.21)	(0.03)
Class B		(0.38)	(0.21)	(0.03)

[1]	The share amounts are presented on a retrospective basis for founder shares.

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2023, 2022 and 2021

			Class A		Class B					Total	Non-
	Ordinary Share		Ordinary Shares		Ordinary Shares		Subscription	Other	Accumulated	Shareholders’	Controlling	Overall
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserves	Deficit	Deficit	Interest	Total
		EUR		EUR		EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance as at December 31, 2020[1]	-	-	2,850,000	13,466	100,000	473	(13,939)	25,243	(192,280)	(167,037)	-	(167,037)

Imputed interest	-	-	-	-	-	-	-	272	-	272	-	272

Loss for the year	-	-	-	-	-	-	-	-	(87,056)	(87,056)	-	(87,056)

Balance as at December 31, 2021[1]	-	-	2,850,000	13,466	100,000	473	(13,939)	25,515	(279,336)	(253,821)	-	(253,821)

Shares issued for cash	1	1	7,600,000	35,374	2,355,000	11,001	13,003	1,262,228	-	1,321,607	-	1,321,607

Surrender of shares	(1)	(1)	(2,750,000)	(12,852)	(250,000)	(1,168)	1	14,020	-	-	-	-

Imputed interest	-	-	-	-	-	-	-	1,083	-	1,083	-	1,083

Exchange difference arising from translation	-	-	-	-	-	-	-	26,773	-	26,773	-	26,773

Loss for the year	-	-	-	-	-	-	-	-	(1,226,855)	(1,226,855)	-	(1,226,855)

Balance as at December 31, 2022	-	-	7,700,000	35,988	2,205,000	10,306	(935)	1,329,619	(1,506,191)	(131,213)	-	(131,213)

Shares issued for cash	-	-	-	-	1,650,000	6,936	-	6,770,184	-	6,777,120	-	6,777,120

Share options	-	-	-	-	-	-	-	170,317	-	170,317	-	170,317

Shares issued for services	-	-	-	-	105,000	1,184	-	108,644	-	109,829	-	109,829

Exchange difference arising from translation	-	-	-	-	-	-	-	40,119	-	40,119	-	40,119

Loss for the year	-	-	-	-	-	-	-	-	(4,438,440)	(4,438,440)	(473,225)	(4,911,665)

Non-controlling interests on acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	889,983	889,984

Balance as at December 31, 2023	-	-	7,700,000	35,988	3,960,000	18,426	(935)	8,418,883	(5,944,631)	2,527,732	416,758	2,944,490

[1]	The share amounts are presented on a retrospective basis for founder shares.

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	EUR	EUR	EUR

Profit (loss) after tax	(4,911,665)	(1,226,855)	(87,056)

Adjustments for:
Depreciation on plant and equipment	246,527	4,019	4,455
Depreciation on right-of-use assets	50,857	92,293	64,426
Gain on modification of lease, net	-	(451)	-
Change in provisions	(11,343)	(11,000)	-
Change in warrant liabilities	198,324	-	-
Change in warrant expense	(163,941)	-	-
Share based expenses	109,828
Stock option expense	170,317	-	-
Change in contingent consideration	39,000	-	-
Bad debt written off / recovered	-	5,261	-
Interest expense	-	4,946	2,421

Operating (loss) profit before working capital changes	(4,272,096)	(1,131,787)	(15,754)

Change in deferred tax assets	262,684	(262,684)	-
Change in trade and other receivables	(229,996)	82,505	(38,250)
Change in deposits and prepayments	231,749	(109,577)	(69,194)
Change in deferred revenue	221,761	194,877	29,371
Change in loan receivable	(19,514)	-	-
Change in trade and other payables	1,386,888	310,054	126,893

Cash (used in) generated from operations	(2,418,524)	(916,612)	33,066
Tax paid	-	(824)	(6,217)
Net cash (used in) generated from operating activities	(2,418,524)	(917,436)	26,849

Investing activity
Purchase of plant and equipment	(199,947)	(1,209)	(16,353)
Purchase of intangible assets	(4,000)	-	-
Financial assets at fair value through profit and loss	(426,320)	-	-
Acquisition of a subsidiary	(1,379,518)	(25,000)	-
Cash used in an investing activity	(2,009,785)	(26,209)	(16,353)

Financing activities
Loan from a shareholder	-	-	20,000
Repayment of loan from a shareholder	-	(20,000)	-
Proceeds from shares issuance for cash	6,777,120	1,346,607	-
Repayment of lease liabilities	(347,126)	(82,516)	(54,762)
Interest portion of lease liabilities	(13,596)	(3,680)	(2,234)
Interest paid on long term borrowing	-	(183)	(187)
Contributions	-	-	272
New long-term borrowing raised	-	-	-
Partial repayment of long-term borrowing	(51,429)	(3,084)	-
Net cash generated from (used in) financing activities	6,364,969	1,237,144	(36,911)

Net increase (decrease) in cash and cash equivalents	1,936,661	293,499	(26,415)
Cash and cash equivalents at beginning of the year	347,229	26,957	53,372
Cash paid for acquisitions less cash acquired	(30,491)	-	-
Effect of foreign exchange rate changes	40,119	26,773	-

Cash and cash equivalents at end of the year	2,293,518	347,229	26,957

Non-cash financing activities

Right-of-use assets obtained in exchange for lease liabilities	660,495	22,752	425,250
Change in lease liabilities for modification of lease	-	5,933	-

Brera Holdings PLC (FKA Brera Holdings Limited)

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021

Note 1 – General information and reorganization transactions

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

The Company was a shell corporation established in 2022 with no operations at incorporation date The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

The Company, via its wholly-owned operating subsidiary, Brera Milano, is engaged in a range of businesses including football division progression, global player transfer services, sponsorship services, and football and volleyball school services and consulting services on football projects.

In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC.

In July 2023, we completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. The Company is focused on providing investors with returns based on its unique value creation methodology with a focus on undervalued sports clubs internationally while being mindful of socially-impactful outcomes.

The Brera FC football (soccer) team was reopened for operations in the summer of 2024. It had paused for one year while the club opened the Brera FC, which is a wholly owned entity of Brera Milano, and is now the operating entity for the team. The team will continue playing at the famous Arena Civica in Milan. The club will actually begin playing in the fall in an amateur league as it has for over 20 years prior to last year’s pause. With a social impact mission we look forward to the upcoming season.

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

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for US$5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110, which prohibits piggyback registration rights with a duration of more than seven years from the commencement of sales of the Offering.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

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

Note 2 – General principles for the preparation of the consolidated financial statements

(a) Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group have been prepared in accordance with IFRS.

Russia initiated a war on Ukraine in early 2022. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The Board of Directors are monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

(b) Going concern assumption

In preparing the consolidated financial statements, the directors of the Company have given careful consideration to the future liquidity of the Group in light of the fact that the Group incurred a net loss of EUR4,911,665 for the year ended December 31, 2023 and as of that date, the Group has a surplus in equity attributable to shareholders of the Company of EUR2,944,490 and the Group had net liabilities of EUR5,545,786 and net current liabilities of EUR4,193,848 and net cash used in operations of EUR2,418,524.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date the consolidated financial statements are issued. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has evaluated the adverse conditions noted above and although the adverse conditions were expected due primarily to the fact that the Company is in early stages of growth and transformation, the conditions have raised substantial doubt about the entity’s ability to continue as a going concern.

The Group’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding. Daniel Joseph McClory, our Executive Chairman, has provided the board of directors with a written commitment letter indicating his intention to fund the Company as needed for the foreseeable future to the extent that revenues from existing operations or alternative funding is not available. The directors of the Company consider that the Group will have sufficient working capital to finance its operations and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements.

The inability to obtain future funding could impact; the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

(c) Historical cost convention

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

(d) Basis of preparation

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

Certain reclassifications have been made in the consolidated statement of cash flow for the year ended December 31, 2021 to make the presentation more understandable for the reader.

(e) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Euro (the Group’s presentation currency).

Entity	Functional Currency
Brera Holdings. PLC	United States dollar (“US$”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
UYBA Volley S.s.d.a.r.l	Euro (“EUR”)

(f) Critical Accounting Policies and estimates

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

The Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

-	Note 2: Lease assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options. In the past six months, we have not exercised the extension options of the majority of our leases. As a result, we have no long-term leases at this time.

-	Note 3: Financial assets fair valued through profit or loss. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statements of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

●	the use of quoted market prices or dealer quotes for similar instruments

-	Note 4: Assessment of the Group’s future liquidity and cash flows

-	Note 5: Goodwill

Goodwill is monitored by management at the level of each operating segment. The Group tests whether goodwill has suffered any impairment on an annual basis. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Group’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

We test goodwill for impairment annually, at the CGU level, and wherever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a CGU.

-	Note 6: Contingent consideration

Brera Holdings acquired a 90% shareholding in common shares of Fudbalski Klub Akademija Pandev (FKAP). In addition to cash consideration for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Letter of Intent, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

As of December 31, 2023, the fair value of the contingent consideration of EUR181,000 was estimated by looking at the income levels over the last seven years to get an average and calculating the present value of the future expected cash flows. The estimates are based on a discount rate of 25% and assumed probability-adjusted sales of Fudbalski Klub Akademija Pandev (FKAP) over the next 10 years.

(ii)	Assumptions and estimation uncertainties

Information about assumptions and estimates as at December 31, 2023 that have high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

-	Note 7: measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

-	Note 8: estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets.

-	Note 9: assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options.

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

The following table lists the constituent companies in the Group.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Group Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Brera FC	Italy	July 31, 2023	100% (via Brera Milano Srl)
Fudbalski Klub Akademija Pandev	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)
UYBA Volley S.s.d.a.r.l	Italy	June 7, 2002	51% (via Brera Holdings PLC)

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

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fittings	5
Office equipment and software	5
Motor vehicles	10
Building	20
Other	5

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

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Share based compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of income (loss) and comprehensive income (loss) over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of income (loss) and comprehensive income (loss), with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

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

(ii) Significant increase in credit risk

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

(iii) Definition of default

The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.

(iv) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(v) Write-off policy

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

(vi) Measurement and recognition of expected credit losses

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

●

In 2023, the Company transitioned its business model into acquiring and operating professional sports teams worldwide. The principal activities of the Company for the year ended December 31, 2023 were advertising and sponsorships associated with the operation of its international sports teams, while for the year ended December 31, 2022 the principal activities were the provision of consultancy services related to the legacy business of Brera Milano. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements.

Our revenue has been disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The categories of the majority or our revenue are as follows:

●	Advertising and Sponsorships – for the year ended December 31, 2023, we entered into advertising and sponsorship agreements which typically are for 1 to 3 years. Our performance obligation under these agreements is to display sponsors’ name and image at contractually agreed to events. We recognize revenue over the terms of the agreements in line with the performance obligations included within each agreement based on the sponsorship rights enjoyed by the sponsor. In instances where the rights remain the same over the duration of the agreement, revenue is recognized as performance obligations are satisfied evenly over time, i.e. on a straight-line basis. Recognizing revenue in this category requires significant estimation and judgment.

●	Ticketing – for the year ended December 31, 2023, we sold tickets to our sporting events both for an entire season and on a single ticket basis. For any tickets, we recognized revenue at the time the ticket is sold.

●	Youth League – for the year ended December 31, 2023, we operated volleyball schools for younger ages. We recognize revenue over the school term.

●	Store – for the year ended December 31, 2023, we sold merchandise at events. We recognize revenue at point of sale.

●	Player Transfers – for the year ended December 31, 2023, we occasionally entered into transfer agreements, commercial partner agreements and other contracts. A transfer is a business transaction between two clubs which sees a player move from one club to the other. If a player is under contract, the club wishing to secure his or her services are usually expected to pay compensation - otherwise known as a transfer fee.

●	Consulting – for the years ended December 31, 2022 and 2021, we entered into consulting agreements which required us to perform a service (our performance obligation) for an agreed upon fee.

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

Inventories

Inventories are valued at the lower of cost and net realizable value basis. Cost comprises purchase cost of goods, direct labor. Costs of purchases inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are accounted for on a first-in-first-out (FIFO) basis.

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

Principles of consolidation and equity accounting

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see note 32).

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognized at cost.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred.

●	liabilities incurred to the former owners of the acquired business.

●	equity interests issued by the Group.

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are costs the Group incurs to effect a business combination. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

The excess of the:

●	consideration transferred,

●	amount of any non-controlling interest in the acquired entity, and

●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

On April 28, 2023, the Company completed a business combination of FKAP, where Brera Holdings acquired 90% of FKAP in consideration for EUR600,000 in cash and a total of EUR742,000 purchase price. See note 31.

On August 1, 2023, the Company completed a business combination of UYBA, where Brera Holdings acquired 51% of UYBA in consideration for EUR840,000 in cash and a total of EUR1,648,039 purchase price. See note 32.

Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 11 for further information about the Group’s accounting for trade receivables and note 4 for a description of the Group’s impairment policies.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Intangible assets: Goodwill

Goodwill is measured as described in the business combination note. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Other intangible assets

Player Contracts, Broadcasting Rights, Brands, and Customer Relationships were acquired as part of a business combination. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis as follows:

Player contracts	2 years (FKAP) & 1 year (UYBA)
Brands	Indefinite
Broadcasting rights	5 years (FKAP)
Season ticket holders	5 years (UYBA)
Stadium lease	16 years (UYBA)
Customer relationships	3 years (UYBA)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Investments and other financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses), and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 for further details.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Changes in accounting policies

New and amended standards and interpretations.

The following new standards and amendments were adopted by the Group for the first time in the current financial reporting period with no resulting impact to the consolidated financial statement:

Amendments to IFRS 9, IAS 39, and IFRS 7.

Forthcoming requirements

A number of new standards, amendments to standards and interpretations issued are not yet effective and have not been applied in preparing these financial statements. These new standards, amendments to standards and interpretations are not expected to have a material impact on the Group’s financial statements as the Group has no transactions that would be affected by these new standards and amendments.

The principal new standards, amendments to standards and interpretations are as follows:

●	IAS 1 Presentation of Financial Statements - effective 1 January 2023

●	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - effective 1 January 2023

●	IAS 12 Income Taxes (amended) - effective 1 January 2023

●	IA1 Presentation of Financial Statements - effective 1 January 2024

●	IAS 16 leases - effective 1 January 2024

There would not have been a material impact on the financial statements if these standards had been applied in the current year.

Note 4 — Financial instruments, financial risks and capital management

(a) Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2023	December 31, 2022
	EUR	EUR
Financial assets
Financial assets at amortized cost	2,858,701	383,890

Financial liabilities
Financial liabilities at amortized cost	4,573,697	896,422
Lease liabilities	708,922	307,410

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

As at December 31, 2023, one customer accounted for greater than 10% of the Group’s trade receivables, accounting for 41% of the Group’s trade receivables (2022: approximately 95% of the Group’s trade receivable arose from 2 customers). In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

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

Concentration of credit risk

Financial instruments, which potentially subject the Group to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash deposit in the traditional banks in Italy, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., EUR100,000) are at risk. For the cash deposit in non-traditional banks (i.e., Wise Europe SA), the whole amount of the cash deposit is at risk since it is not insured by the government.

As of December 31, 2023, and 2022, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to EUR320,021 and EUR292,658, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Group has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount EUR	Loss allowance EUR	Net carrying amount EUR
2023
Trade receivables	Lifetime ECL – Not credit-impaired	348,200	-	348,200
Other receivables	12-month ECL	-	-	-
		348,200	-	348,200

2022
Trade receivables	Lifetime ECL – Not credit-impaired	31,660	-	31,660
Other receivables	12-month ECL	5,001	-	5,001
		36,661	-	36,661

(ii)	Interest rate risk management

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. It is estimated that a 50-basis point change in interest rates will affect our loss before tax by €0 and €110 as of December 31, 2023 and 2022, respectively. At this time, the Company only has fixed rate loans so any interest rate change would have no effect. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

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

(iii)	Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars, euros, and denars, which are the functional currencies for the Company, Brera Milano/UYBA, and FKAP, respectively. The reporting currency of the consolidated financial statements is euros. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

(iv)	Liquidity risk management

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

	Interest rate	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	%	EUR	EUR	EUR	EUR
December 31, 2023
Non-interest bearing			-
Fixed interest rate instruments	3.55	197,664	226,077	423,893	423,741
Lease liabilities		107,922	601,000	924,282	708,922

December 31, 2022
Non-interest bearing	-	874,506	-	874,506	874,506
Fixed interest rate instruments	0.75	6,346	15,866	22,212	21,916
Lease liabilities	0.75 – 8.1	82,666	229,562	312,228	307,410

(v)	Fair value of financial assets and financial liabilities

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

Note 5 — Property, plant and equipment

	Office equipment	Leasehold improvement	Motor vehicles	Computer equipment	Furniture and fixture	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Cost:
At January 1, 2021	5,923	-	-	-	-	5,923
Additions	9,153	7,200	-	-	-	16,353
At December 31, 2021	15,076	7,200	-	-	-	22,276
Additions	1,209	-	-	-	-	1,209
At December 31, 2022	16,285	7,200	-	-	-	23,485
Additions	359,127	45,503	29,271	4,626	16,640	455,167
Disposals	(31,555)	(7,200)	-	(4,626)	(1,290)	(44,671)
At December 31, 2023	343,857	45,503	29,271	-	15,350	433,9817

Accumulated depreciation:
At January 1, 2021	3,646	-	-	-	-	3,646
Depreciation for the year	3,015	1,440	-	-	-	4,455
At December 31, 2021	6,661	1,440	-	-	-	8,101
Depreciation for the year	2,579	1,440	-	-	-	4,019
At December 31, 2022	9,240	2,880	-	-	-	12,120
Depreciation on disposal	(9,780)	(2,880)	-	(602)	(65)	(13,326)
Depreciation for the year	22,576	379	869	602	576	25,003
At December 31, 2023	22,036	379	11,197	-	512	23,796

Net carrying amount:
At December 31, 2021	8,415	5,760	-	-	-	14,175
At December 31, 2022	7,045	4,320	-	-	-	11,365
At December 31, 2023	321,820	45,124	28,402	-	14,838	410,184

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to EUR23,415, EUR4,019 and EUR4,455, respectively, which were included in general and administrative expenses. The 2023 depreciation of EUR23,415 includes accounting for the acquisitions of FKAP and UYBA during the year.

Note 6 — Right-of-use assets

	Arena	Flats and houses	Office space and garage	Office equipment	Vehicles	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Cost:
At January 1, 2021	-	-	-	-	4,443	4,443
Additions	-	-	341,591	3,315	80,344	425,250
At December 31, 2021	-	-	341,591	3,315	84,787	429,693
Additions	-	-	-	-	22,752	22,752
Modification of lease	-	-	-	-	(5,482)	(5,482)
At December 31, 2022	-	-	341,591	3,315	102,057	446,963
Additions	500,277	201,037	-	-	-	701,314
Modification	-	-	(341,591)	(3,315)	(102,057)	(446,963)
At December 31, 2023	500,277	201,037	-	-	-	701,314

Accumulated depreciation:
At January 1, 2021	-	-	-	-	1,855	1,855
Depreciation for the year	-	-	43,986	182	20,258	64,426
At December 31, 2021	-	-	43,986	182	22,113	66,281
Depreciation for the year	-	-	62,829	660	28,804	92,293
At December 31, 2022	-	-	106,815	842	50,917	158,574
Depreciation on modification	-	-	(106,815)	(842)	(50,917)	(158,574)
Depreciation for the year	12,940	37,917	-	-	-	50,857
At December 31, 2023	12,940	37,917	-	-	-	50,857

Carrying amount:
At December 31, 2021	-	-	297,605	3,133	62,674	363,412
At December 31, 2022	-	-	234,776	2,473	51,140	288,389
At December 31, 2023	487,337	163,120	-	-	-	650,457

Amount recognized in profit and loss

	2023	2022	2021
	EUR	EUR	EUR
Depreciation expense on right-of-use assets	50,857	92,293	64,426
Interest expense on lease liabilities	13,596	3,680	2,234
Expenses relating to lease of short-term leases	112,950	2,951	3,597

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

Note 7 — Intangible assets

	Other	Customer Relationships	Broadcasting Rights/Sports Titles/Stadium Lease	Brand	Player Contracts	Goodwill	Total
	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Cost:
At December 31, 2022	-	-	-	-	-	-	-
Additions	554,000	415,000	75,000	2,225,000	415,000	592,491	4,276,491
Disposals	-	-	-	-	-	-	-
At December 31, 2023	554,000	415,000	75,000	2,225,000	415,000	592,491	4,276,491

Accumulated amortization:
At December 31, 2022	-	-	-	-	-	-	-
Amortization on disposal	-	-	-	-	-	-	-
Amortization for the year	2,865	47,361	10,151	-	162,736	-	223,113
At December 31, 2023	2,865	47,361	10,151	-	162,736	-	223,113

Net carrying amount:
At December 31, 2022	-	-	-	-	-	-	-
At December 31, 2023	551,135	367,639	64,849	2,225,000	252,264	592,491	4,053,378

The cost of and amortization methods and periods used by the Group for goodwill, customer relationships, broadcasting rights and other intangible assets are disclosed in Note 3.

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Note 8 – Deferred tax balances

Deferred tax liability

	As at December 31, 2023	As at December 31, 2022
	EUR	EUR
The balance comprises temporary differences attributable to:
UYBA deferred tax liability	6,647	-
	6,647	-

Note 9 — Financial assets at fair value through profit or loss

The Group classifies the following financial assets at fair value through profit or loss (FVPL):

●	Equity investments that are held for trading.

Financial assets mandatorily measured at FVPL include the following:

	December 31, 2023	December 31, 2022
	EUR	EUR
Current Assets
US listed equity securities	106,299	-
Treasury bond	320,021	-
	426,320	-

During the year, the following gains (losses) were recognized in profit or loss:

	December 31, 2023	December 31, 2022
	EUR	EUR
Fair value gains (losses) on equity investments at FVPL recognized in other gains (losses)	9,436	-

Note 10 – Loan receivable

	As at December 31, 2023	As at December 31, 2022
	EUR	EUR
Current asset
Short term loan receivable	19,514	-
	19,514	-

Note 11 — Trade and other receivables

	December 31, 2023	December 31, 2022
	EUR	EUR
Trade receivables – outside parties	553,750	31,660
Trade receivables – related parties	11,433	-
Other receivables – outside parties	-	592
Other receivables – related parties	-	4,409
	565,183	36,661

The credit period on rendering of service to outside parties is based on ordinary course of businesses. Trade receivables are mainly made up of advertising, sponsorships, and naming rights.

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

Note 12 — Deposits and prepayments

	December 31, 2023	December 31, 2022
	EUR	EUR
Deposits – outside parties	3,813	39,193
Prepayments – related parties	-	96,744
Prepayments – outside parties	67,909	42,834
	71,722	178,771

Prepayments are mainly made up of yearly subscriptions to professional leagues and legal and professional deposits.

Note 13 — Cash and cash equivalents

	December 31, 2023	December 31, 2022
	EUR	EUR
Cash at bank	2,293,518	347,229
	2,293,518	347,229

Note 14 — Share capital and other reserves

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

The Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

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

On May 17, 2023, we issued 40,000 Class B Ordinary Shares under the 2022 Plan in connection with marketing services.

On June 12, 2023, we entered into a consulting agreement with Pierre Galoppi, our Chief Executive Officer, Interim Chief Financial Officer and director, pursuant to which we issued Mr. Galoppi 65,000 Class B Ordinary Shares under the 2022 Plan.

On August 11, 2023, we issued 150,000 Class B Ordinary Shares for $1,500.

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

Note 15 — Other liabilities

	December 31, 2023	December 31, 2022
	EUR	EUR
More than 1 year
Milano tax	763	-
	763

Note 16 — Lease liabilities and commitment

The Group entered into lease agreements for the arena and athlete housing with expiration dates ranging from 2024 to 2039. The lease terms were between 2 to 16 years. In addition, the majority of the lease amounts is due to the acquisition of UYBA, where the Group has a lease on the arena through 2039.

A maturity analysis of lease liabilities based on undiscounted gross cash flow is reported in the table below:

	December 31, 2023	December 31, 2022
	EUR	EUR
Less than 1 year	185,738	82,666
1 to 3 years	162,949	144,273
More than 3 years	575,955	85,289
Total undiscounted cash flow	924,642	312,228
Less: interest to be paid	215,720	4,818
	708,922	307,410

Note 17 — Loan payable

	December 31, 2023	December 31, 2022
	EUR	EUR
Unsecured – at amortized cost:
Unsecured – at amortized cost: (2022: interest rate: 0.75% per annum)	423,741	21,916

Analyzed between:
Current portion
Within 1 year	197,664	6,203

Non-current portion
Within 2 to 5 years	226,077	15,713
	423,741	21,916

The loans were drawn in 2021 and 2023 from an independent third party. The weighted average annualized interest rate is 3.55% per annum. The weighted average loan term is 3.5 years. This is a loan extended to companies during Covid to allow UYBA and Brera Milano to continue operations while the public could not attend events.

Note 18 — Trade and other payables

	December 31, 2023	December 31, 2022
	EUR	EUR
Trade and other payables – outside parties	3,485,774	613,489
Trade and other payables – related parties	181,507	36,769
	3,667,281	650,258

Trade payables mainly represents trade payables due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payable mainly represents accruals, VAT and other tax payables.

Note 19 — Loan from a shareholder

The balance as at December 31, 2023 represents the interest-free loan from a shareholder, Goran Pandev, in the amount of EUR98,539.

The balance as at December 31, 2022 represents the loan from a shareholder, Sergio Carlo Scalpelli, our former Chief Executive Officer and former director, in the amount of EUR20,000, interest-free with repayment scheduled on March 31, 2022, June 30, 2022 and September 30, 2022 in the amount of EUR7,000, EUR7,000 and EUR6,000, respectively. Sergio Carlo Scalpelli waived the repayment schedule, and the repayment date of the full amount was rescheduled to September 30, 2022. The full amount of the loan was repaid to Sergio Carlo Scalpelli on September 30, 2022. The outstanding balance of the loan amounted to EUR0 and EUR20,000 for the years ended December 31, 2022 and 2021, respectively.

Note 20 — Revenue

		2023	2022	2021
		EUR	EUR	EUR
Revenue recognized over time	Revenue recognized at time
Sponsorships		745,452	-	-
	Player transfers	122,159	-	-
	Ticketing	174,247	-	-
Youth league		54,690	-	-
	Store	9,848	-	-
Others		41,096	-	-
Consulting revenue		-	162,407	420,167
Total revenue		1,147,492	162,407	420,167

All revenue was generated from sales transactions with independent third parties, with the exception of a shareholder who is also a sponsor. For the year ended December 31, 2023, the Company mainly generates revenues from advertising and sponsorships, ticketing revenues and player transfer fees. They also generate revenues from training fees and youth leagues. For the years ended December 31, 2022 and 2021, EUR162,407 and EUR420,167 were generated from consulting services.

No customer accounted for over 10% of the Group’s total revenue for the year ended December 31, 2023. Three customers, each accounted for over 10% of the Group’s total revenue, represented 74% and 75% of the Group’s sales for the years ended December 31, 2022 and 2021, respectively. Trade receivables from these customers was EUR24,400, and EUR71,038 as of December 31, 2022 and 2021, respectively.

As at December 31, 2023, the Group’s top five customers and associated trade receivables were as follows:

Customer	Revenue	Associated Trade Receivables
Customer 1	€105,577	€26,433
Customer 2	€64,615	€-
Customer 3	€53,846	€-
Customer 4	€53,846	€23,253
Customer 5	€48,462	€-

As at December 31, 2023, the Group’s segment reporting is as follows:

Segment Reporting

			Brera
	FKAP	UYBA	Milano	Total
Revenues	179,211	926,539	85,858	1,191,608
Adjustments	(21,846)	(89,753)	67,483	(44,116)
Total revenues	157,365	836,786	153,341	1,147,492

Note 21 — Cost of revenue

Cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers.

	2023	2022	2021
	EUR	EUR	EUR
Cost of revenue	100,877	90,270	110,588

0%, 72% and 26% of the cost of revenue were incurred from transactions with related parties of the Company for the year ended December 31, 2023, 2022 and 2021, respectively.

In FY 2023 one supplier and in FY 2022 and 2021 four suppliers each accounted for over 10% of the Group’s total cost of revenue, represented 125%, 56% and 88% of the Group’s cost of revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Trade payable from these suppliers was EUR126,521, EUR37,853 and EUR6,112 as of December 31, 2023, 2022 and 2021, respectively. For the amount due to our supplied as of December 31, 2023, this is a payment-in-kind supplier, and as a result, we anticipate that the balance will be zero by the end of the season.

Note 22 — General and administrative expenses

Included within general and administrative expenses are the following expenses.

	2023	2022	2021
	EUR	EUR	EUR
Advertising and marketing expenses	323,651	17,566	1,210
Audit fees	151,486	-	-
Bad debt expenses	582,467	5,261	-
Bank and other charges	18,100	4,424	2,718
Cleaning expenses	-	8,888	9,250
Depreciation and amortization	297,385	96,311	68,881
Director’s payments (included in note 23)	194,042	118,699	58,164
Travel and entertainment expenses	370,758	33,651	13,172
Insurance	83,566	3,190	1,680
Listing fee	-	47,464	-
Office supplies, arena cleaning and administrative expenses	433,875	10,453	36,158
Professional and consultancy services - third parties	1,775,457	643,825	47,020
Professional and consultancy services - related parties	-	46,000	-
Expenses on short term leases	112,950	2,951	3,597
Share based expense	190,086	-	-
Sponsorship - related party	-	100,000	30,000
Staff costs	340,241	38,993	-
Stamp duties and other taxes	712,377	5,214	2,089
Subscriptions	-	427	5,454
Transportation and accommodation	67,096	39,466	11,613
Utilities and rent	58,961	3,344	1,729
Contingent consideration expenses	39,000	-	-
Player management expenses	387,781	-	-
Training and development expenses	44,551	-	-
Player registration and deletion	1,693	-	-
Warrant expense	198,209	-	-
Repairs and maintenance expenses	28,858	-	-
Other administrative expenses	5,192	72,746	23,934
	6,417,782	1,298,873	316,669

Note 23 — Director’s payments

	2023	2022	2021
	EUR	EUR	EUR
Director’s fee	194,042	106,693	46,892
Other emoluments	-	12,006	11,272
	194,042	118,699	58,164

Other emoluments mainly represent social security fund and medical allowance. For the year ended December 31, 2023, none of the directors of the Group were employees and therefore there were no emolument payments made on their behalf.

Note 24 — Other income

	2023	2022	2021
	EUR	EUR	EUR
Other income	333,898	-	-

Other income is mainly comprised of a tax voucher program in North Macedonia set up to provide support for the countries sports organizations which provides income to FKAP, government funding, UEFA youth funding, and interest earned on bank balances in Brera Holdings. Other income was due to FKAP with the exception of the $77,289 interest earned on bank balances in Brera Holdings.

Note 25 — Provision for income taxes expenses

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The Company was incorporated in Ireland on June 30, 2022, no provision for income taxes in the Ireland has been made as Brera Holdings PLC did not generate any Ireland taxable income for the year ended December 31, 2023. The corporate tax rate for trading income in Ireland in 2023 is 12.50% (2022:12.50%).

Italy

The Company conducts its major businesses in Italy and is subject to tax in this jurisdiction. During the years ended December 31, 2023, 2022 and 2021, all taxable income (loss) of the Company is generated in Italy. As a result of its business activities, the Company files tax returns that are subject to examination by the Italian Revenue Agency.

Italian companies are subject to two enacted income taxes at the following rates:

	2023	2022	2021
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	3.90%	3.90%	3.90%

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

For the years ended December 31, 2023, 2022 and 2021, the Company’s income tax expenses are as follows:

	2023	2022	2021
	EUR	EUR	EUR
Current tax expenses	41,085	-	29,331
	41,085	-	29,331

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2023	2022	2021
	EUR	EUR	EUR
(Loss) profit before tax for the year	(4,870,580)	(1,226,855)	(57,725)

Expected income tax recovery – IRES	40,902	(112,400)	(13,854)
Expected income tax recovery – IRAP	235	(18,265)	(2,251)
Expected income tax recovery – Ireland	-	(94,815)	-
Tax loss not recognized	(52)	225,480	-
Permanent differences	-	-	45,436
Current tax expenses	41,085	-	29,331

North Macedonia

North Macedonian companies are subject to corporate tax on their worldwide income. North Macedonian companies are companies incorporated in North Macedonia. Foreign companies are taxed in North Macedonia on their profits generated from activities conducted through a permanent establishment in the country and on income from North Macedonian sources.

Note 26 — Basic and diluted loss per share

The calculation of the basic and diluted loss per share attributable to the shareholders of the Group is based on the following data:

(Loss) earnings

	2023	2022	2021
	EUR	EUR	EUR
(Loss) earnings that contribute to owners of parent	(4,438,440)	(1,226,855)	(87,056)

Number of shares

	2023	2022	2021
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share (Ordinary shares Class A)	7,700,000	5,203,562	2,850,000
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share (Ordinary shares Class B)	3,702,068	709,301	100,000

Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as of December 31, 2023, 2022 and 2021.

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

In the years ended December 31, 2023, 2022 and 2021, the net (loss) earnings per share amounts are the same for Ordinary Shares Class A and Ordinary Shares Class B stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The following table sets forth the computation of basic and diluted net (loss) earnings per share for the years ended December 31, 2023, 2022 and 2021, which includes both Ordinary Shares Class A and Ordinary Shares Class B:

	2023		2022		2021
	Ordinary shares Class A	Ordinary shares Class B	Ordinary shares Class A	Ordinary shares Class B	Ordinary shares Class A	Ordinary shares Class B
Net (loss) earnings per share, basic and diluted
Numerator:
Allocation of undistributed net (loss) earnings	(2,936,572)	(1,411,868)	(1,079,683)	(147,172)	(84,105)	(2,951)
Denominator:
Weighted average shares	7,700,000	3,702,068	5,203,562	709,301	2,850,000	100,000
Basic and diluted net (loss) earnings per share	(0.38)	(0.38)	(0.21)	(0.21)	(0.03)	(0.03)

Note 27 — Related party

Transactions with related parties for the years ended December 31, 2023 and 2022 are shown in the table below. Certain related parties in 2022 were no longer related parties in 2023 as a result of change in the status of their shareholdings, job situation or both.

	2023	2022
	EUR	EUR
Other receivables – related parties
Alessandro Aleotti (Shareholder, former Chief Strategy Officer and Director)	-	333
Marco Sala (Shareholder, former Director of Brera Milano in 2022)	-	333
Sergio Carlo Scalpelli (Shareholder, former Chief Executive Officer and Director)	-	333
Christian Rocca (Shareholder)	-	334
E-Work SpA (UYBA’s shareholder)	11,433	-
Brera Calcio AS (Shareholder of the Company being the President of this entity)	-	3,076
Total	11,433	4,409

Deposits and prepayments – related parties
Max Srl (Shareholder)	-	38,856
Stefano Locatelli (Shareholder)	-	35,868
Sergio Carlo Scalpelli (Shareholder, former Chief Executive Officer and Director)	-	22,020
Total	-	96,744

Trade and other payables – related parties
Max Srl (Shareholder)	-	19,666
Stefano Locatelli (Shareholder)	-	9,867
Sergio Carlo Scalpelli (Shareholder, former Chief Executive Officer and Director)	-	4,146
Francesca Duva (Director of Brera Milano)	-	3,090
Edimen Srl (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	22,418	-
Pandev Sports (owned by Goran Pandev)	4,175	-
Linking Srl (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	6,100	-
E-Work Holding Srl (UYBA’s shareholder)	6,966	-
Circuito Lombardia (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	141,848	-
Total	181,507	36,769

As of December 31, 2023 and 2022, balances due from and due to related parties primarily represent net monetary advancements to or from the related parties for our Company’s normal course of business.

During the year ended December 31, 2023, the Group engaged the following related parties to provide services:

●	DCS & Partners (related to Francesca Duva): consulting agreement to provide legal services of about EUR17,940.

●	Francesca Duva was the director of Brera Milano from January 1, 2023, to June 30, 2023, and the CEO of Brera Milano from July 1, 2023 to December 31, 2023. The total compensation of Duva is EUR30,000, and the social contribution is EUR7,592 for the year ended December 31, 2023.

●	Linking Srl (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA): consulting marketing services with EUR30,000 expense balance.

●	Circuito Lombardia (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA): marketing services with EUR3,652 expense balance.

●	Circuito Linx (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA): marketing services with EUR7,055 expense balance.

●	Giuseppe Pirola: waived loan to UYBA for EUR450,000.

●	Selene SaS (owned by Guiseppe Pirola): waived loan to UYBA for EUR390,500.

●	Boustead Securities, LLC (Daniel Joseph McClory is the Head of Equity Capital Markets and Head of China): consulting and due diligence services with EUR150,900 expense balance.

●	Pandev Sport Center (owned by Goran Pandev).

During the years ended December 31, 2022 and 2021, Brera Milano engaged SWG S.p.A., or SWG, to provide certain polling services, free of charge, and without agreements in writing. SWG is beneficially owned by Adrio Maria de Carolis, a former beneficial owner of Class A Ordinary Shares.

Note 28 — Reconciliation of liabilities arising from financing activities

	Loan payable	Loan from a shareholder	Lease liabilities	Total
	EUR	EUR	EUR	EUR
At January 1, 2021	25,000	-	2,619	27,619
Financing cash flows	-	20,000	(56,996)	(36,996)
New leases entered	-	-	425,250	425,250
Interest expenses	-	-	2,234	2,234
At December 31, 2021	25,000	20,000	373,107	418,107
New leases entered	(3,084)	(20,000)	(63,444)	(86,528)
Change on modification of lease	-	-	(5,933)	(5,933)
Interest expenses	-	-	3,680	3,680
At December 31, 2022	21,916	-	307,410	329,326
Financing cash flows	401,825	-	-	401,825
New leases entered	-	-	734,682	734,682
Change on modification of lease	-	-	(347,126)	(347,126)
Interest expenses	-	-	13,956	13,956
At December 31, 2023	423,741	-	708,922	1,133,663

Net proceeds from shares issuance for cash in 2023 was EUR6,777,120 and 2022 was EUR1,346,607 (2021 and 2020: nil).

Note 29 — Deferred offering costs

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

	December 31, 2023	December 31, 2022
	EUR	EUR
Deferred offering costs	-	262,684

Note 30 — Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS –5 - Revenue from Contracts with Customers.

	December 31, 2023	December 31, 2022
	EUR	EUR
Current deferred revenue	481,912	224,248

For the year ended December 31, 2023, the current deferred revenue is attributed to UYBA, EUR186,094, Brera Milano, EUR278,544, and FKAP, EUR17,274, and for 2022 the deferred revenue balance of EUR224,248 was attributed to Brera Milano.

Note 31 — Summary of acquisition of Fudbalski Klub Akademija Pandev (FKAP)

Fudbalski Klub Akademija Pandev (FKAP)

On April 28, 2023, Brera Holdings PLC acquired 90% of the issued share capital of Fudbalski Klub Akademija Pandev, a football club organized under the laws of North Macedonia. We are focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially impactful outcomes.

We are developing our “Global Sports Group” portfolio of professional football clubs. Our Global Sports Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Sports Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that Akademija Pandev, with both its football club and deep and talented roster of players, is an ideal strategic fit as we expand our portfolio.

Details of the provisional purchase consideration, the net assets acquired, and goodwill are as follows:

	June 30, 2023	December 31, 2023
	EUR	EUR
Cash purchase	600,000	600,000
Contingent consideration	167,000	142,000
Total purchase consideration	767,000	742,000

Please note contingent consideration has been updated to €181,000 (USD163,800) as at 31 December 2023. Contingent consideration is made up of the following items. For a period of 10 years beginning with December 31, 2023 and following each year thereafter until December 31, 2033, the Group shall issue Goran Pandev a number of restricted Class B shares. The number of Class B shares will be equal to the quotient of the applicable net income amount divided by the volume weighted average price per share.

IFRS 3 Purchase Price Allocation of FKAP

	Preliminary Fair Value June 30, 2023	Final Fair Value December 31, 2023
	EUR	EUR
Net Tangible Assets
Net working capital	37,184	(77,112)
Fixed assets	13,547	-
Amounts due to related parties	-	(88,912)

Identifiable Intangible Assets
Customer relationships	25,000	-
Broadcasting rights	95,000	75,000
Brand	370,000	710,000
Player contracts	130,000	130,000
Implied goodwill	181,491	75,469

Business Enterprise Value (BEV)	852,222	824,444
		-
Less: Non-controlling interest	(85,200)	(82,444)
Total Purchase Price (Equity Basis)	767,022	742,000

Brera purchased 90% of FKAP on April 28, 2023 for the above total of EUR742,000.

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

The numbers were finalized as of December 31, 2023, based on the audit and opening balance adjustments.

Accounting policy choice for non-controlling interests

The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in FKAP, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See note 25(i) for the Group’s accounting policies for business combinations.

Revenue and profit contribution

The acquired business contributed revenues of EUR157,365 and net loss of EUR225,718 to the Group for the period from April 28, 2023 to December 31, 2023.

Note 32 — Summary of acquisition of UYBA Volley S.s.d.a.r.l. (UYBA)

UYBA Volley S.s.d.a.r.l.

Brera Holdings PLC announced on July 31, 2023 that it has executed the definitive agreements related to the acquisition of a majority ownership stake in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l., based in Busto Arsizio, north of Milan (“UYBA” or “UYBA Volley”).

Under the executed definitive agreements, Brera Holdings has acquired 51% of the share capital of UYBA Volley. Giuseppe Pirola, UYBA’s chairman and minority shareholder, will continue as chairman of UYBA’s board of directors. On July 31, 2023, Brera Holdings PLC paid EUR840,000 for a 51% share of UYBA.

We are developing our “Global Sports Group” portfolio of professional sports clubs. Our Global Sports Group will be modelled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Sports Group structure, we intend to acquire top-division sports teams in Europe, Africa, South America, Eastern Europe, and potentially other emerging markets and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in both International and potentially other regional competitions. We believe that UYBA, with strong popularity as a top volleyball club and deep and talented roster of players is an ideal strategic fit as we expand our portfolio into women’s sports and specifically the Italian Serie A professional Volleyball league, one of the world’s top leagues.

IFRS 3 Purchase Price Allocation of UYBA Volley Soc. Sportiva Dilettantistica A R.L.

As of July 31, 2023

Net Tangible Assets	Fair Value
Current assets	EUR	323,081
Current liabilities minus short term debt	EUR	1,308,742
Net working capital	EUR	(985,661)
Fixed assets	EUR	222,287
Financial assets	EUR	122,150
Other liabilities	EUR	(628,418)
Total tangible asset allocation	EUR	(1,269,642)

Identifiable Intangible Assets
Advertising relationships	EUR	230,000
Season ticketholder relationships	EUR	185,000
Stadium Lease	EUR	550,000
Brand	EUR	1,515,000
Player contracts	EUR	285,000
Total identifiable intangible assets	EUR	2,765,000

Assembled workforce	EUR	145,000
Implied goodwill (excl. assembled workforce)	EUR	372,022
Total economic goodwill	EUR	517,022

Business Enterprise Value (BEV)	EUR	2,012,380

Deduct: Debt	EUR	(364,341)

Total Purchase Consideration (Equity Basis)	EUR	1,648,039
Less: Non-controlling interest	EUR	(807,539)
Total Purchase Price	EUR	840,500

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting policy choice for non-controlling interests

The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in UYBA, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See note 25(i) for the Group’s accounting policies for business combinations. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

Revenue and profit contribution

The acquired business contributed revenues of EUR836,786 and net loss of EUR908,697 to the Group for the period from August 1, 2023 to December 31, 2023.

Note 33 – 2022 Equity Incentive Plan

Effective October 26, 2022, our Board of Directors adopted the 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% stockholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% stockholder).

Share Awards

During the six months ended June 30, 2023, we granted share awards totaling 105,000 shares to two individuals, one of which is our Chief Executive Officer. The award to our CEO was for 65,000 shares, was granted on June 12, 2023 and vests in three equal annual installments beginning on June 12, 2024. The CEO’s award is dependent upon his continued employment with our Company. As of December 31, 2023, none of the CEO’s award shares are vested. A share award for 40,000 shares was granted on May 17, 2023 and was fully vested on the date of grant. We valued the share awards at US$214,400 based on the fair market values of our shares on the dates of grant. During the year ended December 31, 2023, we recorded a general and administrative expense totaling US$121,397 for the vested portion of the share awards.

Stock Options

On February 2, 2023, we granted options to purchase 250,000 of our Class B Ordinary Shares to five individuals who served as Directors in Brera. The options are exercisable at US$2.00 per share, expire seven (7) years from the date of grant, and vest ratably beginning January 26, 2024 over a three year period. In May 2023, an individual with options to purchase 50,000 shares resigned and his options were cancelled.

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation totaling US$595,000. During the year ended December 31, 2023, we recorded a general and administrative expense in the amount of US$190,086 in connection with these stock options, representing the vested portion of the stock options during that period. The assumptions used in determining the fair value of the stock options were as follows:

December 31, 2023
Expected term in years	7 years
Risk-free interest rate	0.344%
Annual expected volatility	125.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the stock options for the year ended December 31, 2023 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	-	$-
Activity during the year ended December 31, 2023:
Options granted	250,000	2.00
Options forfeited	(50,000)	2.00
Outstanding, June 30, 2023	200,000	2.00
Exercisable, end of period	-	$0.25	6.6	$0

In February 2023, Sergio Carlo Scalpelli, the Group’s former Chief Executive Officer and director, was granted a stock option to purchase 50,000 shares. Mr. Scalpelli terminated his service to the Group before any of the option vested and accordingly the option was forfeited.

As at December 31, 2023 the stock option vesting schedule was as follows:

Name	Grant Date	Vesting Date	Maturity Date	Number of Options	# of Options Vested
Alberto Libanori	2-Feb-23	26-Jan-24	1-Feb-30	16,667	-
Alberto Libanori	2-Feb-23	26-Jan-25	1-Feb-30	16,667	-
Alberto Libanori	2-Feb-23	26-Jan-26	1-Feb-30	16,667	-
				50,000	-

Christopher Gardner	2-Feb-23	26-Jan-24	1-Feb-30	16,667	-
Christopher Gardner	2-Feb-23	26-Jan-25	1-Feb-30	16,667	-
Christopher Gardner	2-Feb-23	26-Jan-26	1-Feb-30	16,667	-
				50,000	-

Goran Pandev	2-Feb-23	26-Jan-24	1-Feb-30	16,667	-
Goran Pandev	2-Feb-23	26-Jan-25	1-Feb-30	16,667	-
Goran Pandev	2-Feb-23	26-Jan-26	1-Feb-30	16,667	-
				50,000	-

Pietro Bersani	2-Feb-23	26-Jan-24	1-Feb-30	16,667	-
Pietro Bersani	2-Feb-23	26-Jan-25	1-Feb-30	16,667	-
Pietro Bersani	2-Feb-23	26-Jan-26	1-Feb-30	16,667	-
				50,000	-

Note 34 — Warrants

During the twelve months ended December 31, 2023, we issued a 5-year warrant to purchase 105,000 Class B Ordinary Shares to Revere Securities, LLC, the underwriter in our Initial Public Offering. The warrant expires January 26, 2028 and was fully exercisable upon issue at an exercise price of $5.00 per share. We valued the warrant using the Black-Scholes option pricing model and recorded $198,209 as an initial warrant liability and a charge to additional paid-in-capital on the issue date. As of December 31, 2022, we adjusted the value of the warrant liability using the Black-Scholes option pricing model to $34,383 and recorded $163,826 in the Consolidated Statement of Profit or Loss as a change in warrant expense for the year then ended.

The assumptions used in determining the fair value of the warrant issued during the year ended December 31,2023 were as follows:

December 31, 2023
Expected term in years	4.1 to 5.0 years
Risk-free interest rate	3.63% to 4.13%
Annual expected volatility	124.0% to 133.0%
Dividend yield	0.00%

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant valuation grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

During the twelve months ended December 31, 2022, we issued 5-year warrants to purchase 105,350 Class B Ordinary Shares to Boustead Securities, LLC. The warrants, which we valued at $489,806 using the Black-Scholes option pricing model, expire at various dates during the year ended December 31, 2027 and are fully exercisable at $1.00 per share.

Activity related to the warrants for the twelve months ended December 31, 2023 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	105,350	$1.00
Granted during six months ended June 30, 2023	105,000	$5.00
Outstanding, December 31, 2023	210,350	$3.00
Exercisable, end of period	210,350	$3.00	4.4	$0

Note 35 — Subsequent events

On February 26, 2024, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board and Christopher Paul Gardner, our director.

On February 29, 2024, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On February 29, 2024, Daniel Joseph McClory, our Executive Chairman and director, purchased 2,250,000 Class A Ordinary Shares, in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Niteroi SpA, for $1,500,000. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $750,000 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On February 29, 2024, Mr. McClory also purchased 2,300,000 Class A Ordinary Shares in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Alessandro Aleotti, our former Chief Strategy Officer and director, for $1,537,500. The price for the Class A Ordinary Shares is required to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $787,500 on September 30, 2024. As a condition to the purchase, the Company was required to consent to the transfer of the Class A Ordinary Shares and the waiver of any applicable transfer restrictions. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024.

On March 4, 2024, we entered into a consulting agreement with Dicey Perrine, our Head of US Operations, pursuant to which we issued Ms. Perrine 300,000 Class B Ordinary Shares under the 2022 Plan.

On March 25, 2024, Marco Sala sold his 100,000 Class A Ordinary Shares in a private transaction, which converted to 100,000 Class B Ordinary Shares upon transfer.

On April 3, 2024, Daniel Joseph McClory transferred 4,550,000 Class A Ordinary Shares to BREA Holdings, LLC, a limited liability company Mr. McClory organized for the purpose of holding the 4,550,000 Class A Ordinary Shares he acquired on February 29, 2024.

On April 4, 2024, Alessandro Aleotti resigned from his positions with the Company as a member of the board of directors and as Chief Strategy Officer. Mr. Aleotti’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On April 16, 2024, Alessandro Aleotti and Niteroi Spa each converted 250,000 Class A Ordinary Shares to 250,000 Class B Ordinary Shares.

On April 18, 2024, BREA Holdings, LLC converted 1,000,000 Class A Ordinary Shares to 1,000,000 Class B Ordinary Shares.

On April 30, 2024, we issued 50,000 Class B Ordinary Shares to a consultant under the 2022 Plan.

On June 24, 2024, we issued 35,000 Class B Ordinary Shares to each of Abhi Mathews, our director and Chief Information Officer, Federico Pisanty, our director and Head of International Business Development, and Giuseppe Pirola, our director and Head of Volleyball Operations, and 10,000 Class B Ordinary Shares to Goran Pandev, our director and Head of Football Operations Balkan Region, under the 2022 Plan.

As of June 30, 2024, we had cash and cash equivalents of €442,436 (approximately $474,972) due to our operations and acquisitions as compared to our cash and cash equivalents of €2,293,518 (approximately $2,479,981) as of December 31, 2023.