Form 20-F
period 2024-12-31
Brera Holdings PLC
filed 2025-05-15
CIK 1939965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,258,000 Class A Ordinary Shares, $0.005 nominal value per share, and 9,825,000 Class B Ordinary Shares, $0.005 nominal value per share, as of December 31, 2024.

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

Annual Report on Form 20-F

Year Ended December 31, 2024

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“Brera Holdings,” “we,” “us,” “our,” “the Company,” or “our company” are to Brera Holdings PLC, including its subsidiaries.

●	“Brera Ilch FC” and “Bayanzurkh FC” are to Bayanzurkh Sporting Ilch FC, a sports association incorporated under the laws of Mongolia, with whom we have a contract to assume management control of the team and rebrand as Brera Ilch FC.

●	“Brera Milano” and “KAP” are to Brera Milano S.r.l., formerly KAP S.r.l., an Italian limited liability company (società a responsabilità limitata), which is our wholly-owned subsidiary.

●	“Brera Strumica FC,” “Fudbalski Klub Akademija Pandev” and “FKAP” are to Fudbalski Klub Akademija Pandev, a joint stock company organized under the laws of North Macedonia, which is our 90%-owned subsidiary.

●	“Brera Tchumene FC” and “Tchumene FC” are to Tchumene FC Sports Association, a football club organized under the laws of Mozambique, with whom we have a contract to sponsor and rebrand the club as Brera Tchumene FC.

●	“Brera Tiverija FC” are to Joint Stock Company Women’s Football Club Tiverija Brera AD Strumica, a joint stock company organized under the laws of North Macedonian, a wholly-owned subsidiary of Brera Strumica FC.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, $0.005 nominal value per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, $0.005 nominal value per share.

●	“Commission” or “SEC” are to the Securities and Exchange Commission.

●	“CONIFA” are to the Confederation of Independent Football Associations, the international governing body for association football teams that are not affiliated with FIFA.

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

●	“FCD Brera,” “Brera FC,” “Brera Calcio” and “third team of Milan” are to the “Brera Football Club”.

●	“FENIX Trophy” are to the FENIX Trophy, which is a non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022, now in its third season, and was organized by Brera FC. “FENIX” is intended to be an acronym for “Friendly European Non-professional Innovative Xenial”.

●	“FIFA” are to the Federation Internationale de Football Association, or International Federation of Association Football, the international governing body of association football.

●	“FIGC” are to the Federazione Italiana Giuoco Calcio, or Italian Football Federation, the governing body of football in Italy and organizes the Italian football league.

●	“first team” are to the players selected to play for the most senior team in a football club.

●	“football” are to the sport commonly referred to as “soccer” in the United States.

●	“Italian football” are to the Italian football league system, which consists of nine national and regional tournament levels, the first three being professional, while the remaining six are amateur, from highest level to lowest level are: Serie A, Serie B, Serie C, Serie D, Eccellenza, Promozione, Prima Categoria, Seconda Categoria, and Terza Categoria.

●	“Juve Stabia” are to the Italian Serie B football club named Juve Stabia, which is owned and managed by S.S. Juve Stabia S.r.l., an Italian limited liability company (società a responsabilità limitata), of which we own 38.46%, and plan to ultimately acquire 51.73%.

●	“MCO” are to multi-club ownership, which is the practice of acquiring multiple sports clubs, typically football clubs, and building a network of related teams in the process.

●	“Nasdaq” are to the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC.

●	“NOIF” are to the Norme organizzative interne della FIGC, or Internal Organizational Rules of the FIGC, the rules that govern all aspects of Italian football.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“Series A Preferred Shares” are to our preferred shares, $0.005 nominal value per share, which are designated as Series A Preferred Shares.

●	“UEFA” are to the Union of European Football Associations, the governing body of European football and the umbrella organization for 55 national associations.

●	“UYBA” and “UYBA Volley” are to UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy, which is our 51%-owned subsidiary.

●	“XX Settembre” are to XX Settembre Holding S.r.l., an Italian limited liability company (società a responsabilità limitata), which is the minority shareholder of Juve Stabia and a shareholder of the Company. XX Settembre was the sole shareholder of Juve Stabia prior to our acquisition of Juve Stabia.

●	“2022 Plan” are to the Brera Holdings Limited 2022 Equity Incentive Plan approved by our board of directors on October 26, 2022.

In this Annual Report, references to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States, all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union, and all references to “MKD” or “denars” are to the legal currency of North Macedonia. Our reporting currency and our functional currency is EUR euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain EUR euros into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EUR euros into U.S. dollars in this Annual Report were made at a rate of €0.9661 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2024. On May 9, 2025, the noon buying rate for EUR euros was €0.8873 per $1.00. No representation is made that the EUR euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or EUR euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2024, 2023, and 2022 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is December 31.

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

Summary Risk Factors

Risks Related to Our Business and Industry

●	Our business is substantially dependent on the popularity and/or competitive success of our acquired teams, which cannot be assured.

●	We source our materials from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

●	If we are unable to maintain and enhance our brand and reputation, or if events occur that damage our brand and reputation, our ability to expand our fanbase, sponsors, and commercial partners or to sell significant quantities of our services may be impaired.

●	Our business is dependent upon our ability to attract players and staff, including management, recruiters, and coaches for our acquired clubs.

●	Injuries to, and illness of, players in our acquired clubs could hinder our success.

●	We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful.

●	If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

●	It may not be possible to renew or replace key commercial and sponsorship agreements on similar or better terms or attract new sponsors.

●	There could be a decline in the popularity of football.

●	Our business is subject to seasonal fluctuations and our operating results and cash flow can vary substantially from period to period.

●	We operate in a highly competitive market and there can be no assurance that we will be able to compete successfully.

●	Our digital media strategy may not generate the revenue we anticipate.

●	Our operations and operating results have been, and may continue to be, materially impacted by the COVID-19 pandemic and government and league actions taken in response.

●	Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Risks Related to the Ownership of Our Class B Ordinary Shares

●	We may not be able to maintain a listing of our Class B Ordinary Shares on Nasdaq.

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class A Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class B Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management named in this Annual Report.

●	Provisions of our constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our Class B Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Ordinary Shares.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Ordinary Shares could decline.

●	If our Class B Ordinary Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

Risks Related to Our Business and Industry

Our business is substantially dependent on the popularity and/or competitive success of our acquired teams, which cannot be assured.

Our financial results are dependent on, and are expected to continue to depend in large part on, the football and other sports clubs we acquire remaining popular with their fanbases and, in varying degrees, on each club’s first team achieving competitive success, which can generate fan enthusiasm, resulting in sustained ticket, premium seating, suite, food and beverage and merchandise sales during the season. Competitive success can also lead to revenues related to access to continental (mainly European) competitions, the transfer market for the footballers or other sports players we develop, and sponsorships. However, due to the sheer unpredictability of the on-the-pitch results, which do not strictly depend on the amount invested in the club, there can be no assurance that Brera-controlled clubs will achieve competitive success and ultimately thereby generate substantial increased revenues from related rights.

Our first team under management, Brera FC, plays in the amateur Italian football leagues. Due to its status as an amateur club, we view Brera FC’s role in our business as one of supporting our primary revenue-generating initiatives, including promoting the FENIX Trophy, our non-professional pan-European football tournament recognized by UEFA, which inaugurally ran from September 2021 to June 2022 and was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other football clubs. The FENIX Trophy is now in its fourth edition with the semifinal and final matches between the final four teams scheduled for May 10, 2025 and May 11, 2025. Even though this tournament has been successful, it is not guaranteed to continue to be in the future.

Our second team under management, Brera Tchumene FC, won its 2023 post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique, for the 2024 season. Our third team under management, Brera Strumica FC, currently competes in the Macedonian First League and has since first being promoted in 2017. Brera Strumica FC has participated in the first qualifying round of two UEFA competitions, the Europa League during the 2019-20 season and the Europa Conference League during the 2022-23 season. Our fourth team under management, UYBA, is currently competing in the Italian Women’s Volleyball League Serie A1 and has since 2007. Our fifth team under management, Brera Ilch FC, is currently competing in the Mongolia Premier League for the first time during the 2023-24 season which it earned the right to compete in after only being founded in 2020. Our sixth team under management, Juve Stabia, is currently competing in the Italian Serie B League, which it was promoted to ahead of the 2024-25 season.

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

For the years ended December 31, 2024 and 2023, the Company had a net loss of €5,048,861 and €4,911,655, respectively. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements and pursue our strategic goals. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions may impact our ability to continue as a going concern and the Company may need to pursue bankruptcy protection under the United States Bankruptcy Code.

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

Our commercial revenue for each of the years ended December 31, 2024 and 2023 represented a major part of our total revenue. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all.

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

While capacity limitations were eased for the end of 2021-22 season, a resurgence in the COVID-19 pandemic, such as the Omicron variant, or another major epidemic or pandemic could impact future seasons. Accordingly, no assurances can be made as to whether and when future seasons will occur, the number of games played for the future seasons, or if the games will be played with any in-arena audiences or without limited-capacity in-arena audiences. Additionally, it is unclear whether and to what extent COVID-19, another major epidemic or pandemic, and related concerns will impact the demand for attending those games and for our sponsorship, tickets and other premium inventory.

Given that our acquired clubs operate in various countries, with different levels of emergency and response to COVID-19 or other epidemics or pandemics, it is not predictable whether in the future a resurgence of the COVID-19 pandemic or another major epidemic or pandemic will have severe repercussions on the sports sector and alter our clubs’ season and course of business.

As a result of a resurgence in COVID-19, such as the Omicron variant, or another major epidemic or pandemic, our business could be subject to additional governmental regulations and/or league determinations, including updated pandemic protocols for future seasons, which could have a material impact on our business.

The extent to which COVID-19 or another major epidemic or pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Annual Report, including the effectiveness of vaccines and other treatments, and other new information that may emerge concerning the severity and steps taken to contain or treat its impact, among others, and may present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ordinary shares.

Risks Related to the Ownership of Our Class B Ordinary Shares

We may not be able to maintain a listing of the Class B Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, the Class B Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

On July 16, 2024, we received a notice of noncompliance with the Nasdaq listing rules, such as Nasdaq Listing Rule 5550(a)(2), which requires the Company to have a minimum bid price of $1.00 (the “Minimum Bid Price Requirement). The notice provided that we failed to maintain a bid price of $1.00 per share for 30 consecutive business days from May 31, 2024, to July 15, 2024, and will be included on a list of non-compliant companies. The letter stated that we had 180 business days, or until January 13, 2025, to regain compliance by having a closing bid price of at least $1.00 for a minimum of ten consecutive business days. Though we were not successful in regaining compliance, on January 15, 2025, we received formal notice from Nasdaq that Nasdaq has granted our request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We intend to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

There is no assurance that the Company will be able to meet these requirements. In addition, even if we meet these requirements, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class B Ordinary Shares.

A delisting of the Class B Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class B Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class B Ordinary Shares. The delisting of the Class B Ordinary Shares could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class B Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class B Ordinary Shares;

●	a reduced level of trading activity in the secondary trading market for the Class B Ordinary Shares;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class B Ordinary Shares at a rate of 1% of the greater of the price paid or market value of the Class B Ordinary Shares transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

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

As of the date of this Annual Report, the holders of our outstanding Class A Ordinary Shares collectively held approximately 84.5% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; and BREA Holdings, LLC, which is controlled by Daniel Joseph McClory.

Daniel Joseph McClory, our Executive Chairman and a director, directly or indirectly controls approximately 84.5% of all voting rights as of the date of this Annual Report, and therefore has controlling voting power.

Our key officers and directors collectively beneficially own approximately 41.2% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 85.2% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

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

We have not declared or paid any cash dividends on any class of our ordinary shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including (without limitation) the Companies Act 2014 (as amended) (the “Irish Companies Act”), which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with Irish law, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

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

As of the date of this Annual Report, the holders of our outstanding Class A Ordinary Shares collectively held approximately 84.5% of the voting power of our outstanding share capital and collectively are therefore our controlling shareholders. The holders of our Class A Ordinary Shares are Daniel Joseph McClory, our Executive Chairman and a director; Pinehurst Partners LLC, which is controlled by Daniel Joseph McClory; and BREA Holdings, LLC, which is controlled by Daniel Joseph McClory.

Daniel Joseph McClory, our Executive Chairman and a director, directly or indirectly controls approximately 84.5% of all voting rights as of the date of this Annual Report, and therefore has controlling voting power.

Our key officers and directors collectively beneficially own approximately 41.2% of our outstanding share capital as of the date of this Annual Report. In addition, our key officers and directors collectively have approximately 85.2% of voting power in the Company as of the date of this Annual Report. As a result, they have controlling voting power and the ability to approve all matters submitted to our shareholders for approval.

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

On December 31, 2024, we entered into a sale and purchase and investment agreement with XX Settembre, relating to the acquisition of the Italian Serie B football club Juve Stabia, pursuant to which we will acquire approximately 52% of Juve Stabia. As of the date of this Annual Report, we have acquired approximately 38% of Juve Stabia.

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

On July 16, 2024, we received a letter from Nasdaq notifying us that our Class B Ordinary Shares had failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days from May 31, 2024, to July 15, 2024, and will be included on a list of non-compliant companies. The letter stated that we had 180 business days, or until January 13, 2025, to regain compliance by having a closing bid price of at least $1.00 for a minimum of ten consecutive business days. Otherwise, we may be eligible for an additional 180 days to regain compliance. If we fail to regain compliance, we will be notified by Nasdaq of its determination to delist our Class B Ordinary Shares.

On July 23, 2024, we announced that the North Macedonian women’s football club became a member of the Brera family after being acquired by a joint-stock company controlled by Brera Holdings.

On August 31, 2024, we cancelled 250,000 Class B Ordinary Shares of the 300,000 Class B Ordinary Shares, which were issued to Dicey Perrine under the Brera Holdings PLC 2022 Equity Incentive Plan on March 4, 2024, due to the termination of Ms. Perrine’s consulting agreement.

On August 31, 2024, Federico Pisanty resigned from his positions as a member of the board of directors and as Head of International Business Development.

On September 19, 2024, our audit committee dismissed our independent registered public accounting firm, TAAD LLP, effective immediately, and appointed Reliant CPA PC as our new independent registered public accounting firm to audit and review our financial statements. There were no disagreements with TAAD LLP.

On October 1, 2024, we dual listed our Class B Ordinary Shares on the Upstream stock exchange, as operated by MERJ Exchange Ltd., and registered in the Seychelles under the Seychelles Securities Act, 2007. The Class B Ordinary Shares are dual listed and traded on Upstream as uncertificated ordinary shares represented by MERJ Depository Interests that are digital in nature, and as such represent the same class and shares of the Class B Ordinary Shares as currently listed and traded under the ticker symbol “BREA” on Nasdaq. The Class B Ordinary Shares will now also trade on Upstream under the ticker symbol “BREA”.

On December 13, 2024, Leonardo Aleotti converted 250,000 Class A Ordinary Shares to 250,000 Class B Ordinary Shares.

On December 31, 2024, Daniel Joseph McClory, our Executive Chairman, entered into cancellation and exchange agreements with the Company, pursuant to which he cancelled a total of $305,000 of indebtedness that was owed to him by the Company in exchange for 488,000 Class A Ordinary Shares.

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

On July 16, 2024, we received another Notification Letter from Nasdaq notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market tier of Nasdaq. Based on the closing bid price of the Class B Ordinary Shares for the 30 consecutive business days from May 31, 2024, to July 15, 2024, the Company no longer meets the minimum bid price requirement.

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

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days from the date of the Notification Letter, or until January 13, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of ten consecutive business days. Though we were not successful in regaining compliance, on January 15, 2025, we received formal notice from Nasdaq that Nasdaq has granted our request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We intend to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

Series A Preferred Shares Private Placement

On December 23, 2024, and December 27, 2024, we completed two closings of our Series A Preferred Shares financing, raising aggregate gross proceeds of $2.7 million through the issuance of 545,000 Series A Preferred Shares at an offering price of $5.00 per share, from 21 accredited investors. The financing, which has been authorized by the Company to raise up to $10 million through the sale of up to 2,000,000 Series A Preferred Shares, is being conducted on a “best efforts” basis with Boustead serving as the placement agent. Boustead will be paid a commission equal to seven percent (7%) of the gross amount actually received by the Company in the offering, a non-accountable expense allowance equal to one percent (1%) of the gross amount actually received by the Company in the offering, and which will be issued five-year warrants to acquire a number of Series A Preferred Shares sold in the offering in an amount not to exceed seven percent (7%) of the gross amount actually received by the Company divided by $5.00 (the price per share of Series A Preferred Shares paid by investors in the offering), at an exercise price of $5.00, subject to cashless exercise. The terms of the Series A Preferred Shares include a liquidation preference of $5.00 per share, optional conversion into eight Class B Ordinary Shares per Series A Preferred Share, and call and put options exercisable after specified periods. No investor warrants were issued in the transaction. The net proceeds from the offering will be used fund the Company’s previously announced acquisition strategy, to fund other growth initiatives and for working capital and general corporate purposes.

Juve Stabia Acquisition

On November 30, 2024, we entered into a binding term sheet with Juve Stabia, and XX Settembre, whereby the Company, Juve Stabia and XX Settembre will enter into a share purchase agreement that will be consistent with the term sheet and will describe the terms upon which the Company will acquire from XX Settembre and Juve Stabia a number of shares of the issued and outstanding share capital of Juve Stabia constituting 51.72% of the share capital of Juve Stabia after such acquisition. Pursuant to the term sheet, we agreed to pay XX Settembre and Juve Stabia an aggregate of €3,500,000 in cash and issue €4,000,000 in our Class B Ordinary Shares, by March 31, 2025, as consideration. Additionally, the term sheet provided for performance bonuses of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

On December 31, 2024, we entered into a sale and purchase and investment agreement (the “SPI Agreement”) with XX Settembre, relating to the Company’s acquisition of Juve Stabia. Pursuant to the SPI Agreement, we agreed to acquire from XX Settembre over three closings, on December 31, 2024, January 31, 2025, and March 31, 2025, a total of 51.73% of the issued and outstanding share capital of Juve Stabia after such acquisition (the “Share Capital”). The Company will own 21.74%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively.

As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000, or €1,000,000 at each closing, using a combination of cash and the issuance of Class B Ordinary Shares, which will be calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, the Company issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At each of the second and third closings, the Company agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the volume-weighted average price (“VWAP”) of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the second closing and the third closing, respectively.

In addition, the Company agreed to increase the share capital of Juve Stabia by an aggregate amount of €1,500,000 at each closing. On December 31, 2024, the Company paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the second closing on January 31, 2025, the Company agreed to pay Juve Stabia pay €500,000 in cash and issue €1,000,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the second closing. At the third closing on March 31, 2025, the Company agreed to pay Juve Stabia €1,500,000 in cash.

Furthermore, the SPI Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

Recent Developments

On January 10, 2025, we entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre relating to the acquisition of Juve Stabia, which amended the SPI Agreement. Pursuant to the Restated Agreement, we will acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of 51.73% of the Share Capital. We will own 21.74%, 34.61%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively. As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, which will be calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, we issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we issued XX Settembre €500,000 in Class B Ordinary Shares at a price per share of $0.65. At the third closing on January 31, 2025, we agreed to pay XX Settembre €500,000 in cash. At the final closing on March 31, 2025, we agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the final closing. In addition, we agreed to increase the share capital of Juve Stabia by an aggregate amount of €4,500,000. On December 31, 2024, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the final closing on March 31, 2025, we agreed to pay Juve Stabia €1,500,000 in cash. Furthermore, the Restated Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season. As of the date of this Annual Report, the final closing scheduled for March 31, 2025 has not yet occurred.

On January 15, 2025, we received formal notice from Nasdaq that Nasdaq has granted our request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We intend to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

On February 7, 2025, February 12, 2025, February 21, 2025, March 6, 2025, March 21, 2025, March 27, 2025, and March 31, 2025, we completed additional closings of our Series A Preferred Shares financing, raising aggregate gross proceeds of $932,000 through the issuance of 186,400 Series A Preferred Shares at an offering price of $5.00 per share, bringing the total sold to date to 731,400 shares and $3,657,000 raised, from 35 accredited investors.

On February 11, 2025, we entered into an amendment agreement and third closing memorandum (the “Amendment Agreement”) with XX Settembre, which amended the SPI Agreement, as amended by the Restated Agreement, relating to the acquisition of Juve Stabia. Pursuant to the Amendment Agreement, among other things, the third closing date was modified from January 31, 2025 to February 11, 2025. As a result, at the third closing on February 11, 2025, we paid XX Settembre €500,000 in cash and acquired additional share capital in Juve Stabia bringing the Company’s aggregate equity ownership to 38.46% of the issued and outstanding share capital of Juve Stabia.

On February 21, 2025, Pierre Galoppi gave written notice of his resignation from our board of directors effective immediately. Mr. Galoppi will continue to serve as our Chief Executive Officer and Interim Chief Financial Officer.

On March 6, 2025, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On March 31, 2025, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board.

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

In July 2023, we completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. In June 2024, we established a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC. In December 2024, we began our acquisition of approximately 52% of the Italian Serie B football club Juve Stabia. As of the date of this Annual Report, we have acquired approximately 38% of Juve Stabia.

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

Our Industry

Football is one of the most popular spectator sports on Earth. Global follower interest in football has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel and product licensing, new media and mobile, broadcasting, and match day contests. According to a report published by Allied Market Research (“Global football market by type, manufacturing process and distribution channel: global opportunity analysis and industry forecast, 2021–2027,” May 2021), the global football market size was valued at $1.8 billion in 2019, and it is projected to reach $3.8 billion by 2027, registering a compound annual growth rate, or CAGR, of 18.3% from 2021 to 2027. Europe was the largest market and is estimated to grow at a CAGR of 17.7% during the forecast period.

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

We expanded into women’s professional volleyball with our acquisition of a majority stake in UYBA, an Italian Serie A1 women’s professional volleyball team, in July 2023. One month later, on August 30, 2023, more than 92,000 fans filled the University of Nebraska’s Memorial Stadium to watch the Cornhuskers’ women’s volleyball team play Omaha, setting a world record for attendance at any women’s sporting event in history. We believe women’s volleyball is experiencing a boom in popularity, buoyed by the enthusiasm and backing of sports and other celebrities, such as tennis legend Billie Jean King, Boston Celtics star Jayson Tatum, comedian and actress Chelsea Handler and NBA star Kevin Durant as reported by NPR (“New women’s pro volleyball league just doubled its funding, thanks to famous investors,” October 4, 2023). We are hoping to capitalize on this momentum and help contribute significantly to the sport’s global growth narrative, leveraging our partnership with UYBA to elevate the profile of women’s volleyball on the world stage.

Our Market Opportunity

Our target markets are:

●	Market for Football Competition Prizes. In the European countries in which we intend to operate, we intend to pursue the UEFA competitions market with at least three top-division teams. There are three UEFA competitions: The Champions League, or the CL, the Europa League, or the EL, and the Europa Conference League, or the Conference. A base participation prize is awarded to each of the 36 clubs that are admitted to the “league phase” of each UEFA competition. For the 2024-2025 season, the base participation prize for each club was €18.62 million for the CL, €4.31 million for the EL and €3.17 million for the Conference. Each competition has different rules for how a club may take one of the 36 places in the competition’s league phase, but generally they are admitted either automatically based on UEFA’s access criteria or gain admission through qualifiers. For the CL, 26 clubs are automatically admitted to the group stage based on UEFA’s criteria, and the remaining 10 places are divided between clubs that qualify by being league champions or by finishing second to fourth in their national championship. For the EL, 12 clubs are automatically admitted based on UEFA’s criteria, 10 are admitted by transfer from the CL by losing either of the CL’s play-off or third qualifying rounds, and 14 are winners of the EL play-off round. For the Conference, 12 are admitted after losing the EL play-off round, and 24 are admitted after winning the Conference play-off round. Clubs from smaller European countries, including the Eastern European countries where we are exploring club acquisition opportunities as discussed below, generally cannot gain automatic admission to the CL or EL due to the effect of certain coefficients that the UEFA uses to form the automatic access lists for these competitions, but they can potentially reach the group stage through the CL, EL or Conference qualifiers. In addition, participants in certain competition qualifiers can also receive participation prizes without reaching a competition’s group stage, ranging from €150,000 in case of elimination in the first round of the Conference qualifiers, up to €5 million in the event of elimination in the last round of the CL play-off round. These prizes can generate high profit margins, especially for those clubs with lower operating costs which we are targeting for acquisition. In African, South American, or other non-European markets in which we expect to acquire clubs, we likewise expect that our anticipated clubs will compete for substantial competition prizes.

●	Global Transfer Market. Each professional club we may own or manage as part of our Global Sports Group is expected to provide us with professional players, and we may negotiate advantageous fees for such players’ transfers to other clubs. We believe that we can take advantage of player demographics and geographic locations that have not previously been fully utilized in the global transfer market. In particular, we believe that the markets for younger players, particularly from Eastern Europe, Africa and South America, are underutilized, and we plan to access, and provide access to other clubs to these potentially important transfer market resources. In all these regions, we believe that we can capitalize on their lower levels of football league development and less-well-resourced local competition in accessing and developing significant football talent that would otherwise not realize its full potential. For example, South American players, who do not have dual citizenship with a European country, represent a particularly large percentage of the football population in South America and only very few are involved in transfers, leaving a significant amount of talent unrealized. We likewise see substantial potential from some of the clubs in these regions due to existing local and global fanbases, iconic local stadia, and other attributes. Our goal is to build a valuable niche through participation in international tournaments and major showcases for the 17-19 age bracket. This opportunity will require our acquisition model to be flexible in order to comply with applicable local immigration laws and regulations. See “Laws and Regulations” below. The regions in which we will focus initially include the following:

o	Eastern Europe. As stated above, on February 13, 2023, we entered into a Letter of Intent with FKAP relating to our acquisition of the club, and on April 28, 2023, we entered into a Share Purchase Agreement pursuant to which we acquired 90% of its outstanding common shares. Since all European countries have the right to participate in the three major UEFA competitions, described above, the goal of our strategy is to reach the qualifications of these competitions through FKAP. We believe top clubs in smaller countries like FKAP have lower operational costs, with a significant savings of resources otherwise required to access the large cash prizes and linked investments. FKAP is already among the leading teams in its country and has also had access to the qualifier matches of UEFA competitions. This club may be a vehicle to also facilitate the exchange and transfer market of players from other clubs in Africa and South America, especially in the 18-21 age group. This club is also eligible to register for major youth tournaments, such as the Viareggio tournament, in which it will have the opportunity to compete against teams of the same age group as the major international clubs, and which represent the best showcase for the sale of young players, with evident transfer market opportunities. Additionally, in June 2024, we established a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in order to expand into women’s football competitions.

o	Africa. In Africa, a market opportunity presents itself both in terms of a lower amount of necessary investment and the possibility of reaching important targets in the training of players by providing greater access to needed technical and management staff. We believe the talent coming from the African continent is significant but not fostered to reach its full potential. We believe the clubs acquired in Africa will act as a recruiting hub not only for the intra-African transfer market but also for a future international transfer market, and therefore fully capitalize on local talent on the international stage. Some of the great European clubs’ investments in Africa are concentrated in competitive training schools that take into consideration only a pre-adolescent group, 8-14 years old, to then transfer the main talents to Europe. Delays in football players’ talent development can have serious adverse effects on their career outlooks due to poor access to training resources. We expect that by offering the right resources to more African players, we can provide access to more marketable transfer market positions, making this market work for many more participants and generating much greater value from it. We therefore believe that there is an untapped market of extraordinary African players who do not have the ability to grow to their full potential and reach more mature markets such as the ones in Europe and have not been enabled to reach their true social and economic value. By operating with our Italian management club in Africa we believe it will be possible to recruit excellent players and build an effective transfer bridge with our prospective clubs that play in the European first division, giving great opportunities to these players. We thus remain committed to foster and develop local African teams, all the while facilitating exchanges with their European counterparts. On this front, on March 17, 2023, we entered into a contract with Tchumene FC Sports Association relating to a strategic partnership through the establishment of sponsorship and franchising relationships for the 2023 football season, which was replaced by a subsequent contract on January 29, 2024, due to Brera Tchumene FC entering Mozambique football’s first division, the Moçambola. On February 18, 2025, we signed a non-binding letter of intent with Associação Black Bulls to invest in and acquire up to 50% of the Mozambican football team Black Bulls, the current champion of the Moçambola. This proposed investment aligns with Brera’s mission to develop African talent and create pathways for players to compete on the global stage through its extensive international network. As part of this partnership, Brera will become a co-owner of the Black Bulls, supporting the significant investment and leadership in Mozambican football of its current owner, Junaide Lalgy. To maximize impact, Brera Tchumene FC will align its efforts with the Black Bulls and pause independent operations in official competitions. This strategic move is designed to ensure sustainability, accelerate growth, and drive the long-term success of African football, optimizing resources for a stronger, more unified development pathway. This marks an exciting new chapter in Brera’s mission to nurture elite talent and build lasting value in one of the world’s most promising football regions. We remain dedicated to fostering the next generation of African football stars and strengthening its global footprint in the sport.

o	South America. Similar to the plans described above with respect to Africa-based players, we believe there will be a market for a recruiting hub in South America providing access to the global transfer market. In this case, however, we expect to take control of a club’s management rather than acquiring ownership of the club, due to regulatory limits on foreign club ownership, sale of football association clubs or multiple club ownership. To that end, we are scouting potential Serie A-equivalent professional football clubs in South America.

●	Sponsorships. By seeking to own or manage clubs in different countries and continents in our Global Sports Group, we believe we will be able to attract more companies and organizations as partners/sponsors for international communication campaigns. We believe that the marketability of Brera FC’s social impact football brand will have great sponsorship potential, based on a business model that combines the anticipated lower operational costs of football clubs that we would potentially own or manage in countries with lower costs of goods and services in general, which may allow us to provide more competitive terms for sponsors with limited sponsorship budgets, even those of large international commercial brands. We expect that the social impact aspects of our teams and FENIX Trophy tournament may appeal to sponsors whose brands or management are seeking to promote their social impact-related goals. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. In addition, by pooling more clubs under one brand or management structure, we believe that we may be able to offer the benefit of greater economies of scale for potential sponsors, as demonstrated by the creation of global football brands such as City Football Group Limited.

●	Football School Services. Parents and children are seeking constructive, noncompetitive sports and social engagement for children with one other and adult figures and role models like coaches and parents to emphasize the cooperative and fun aspects of football. Our football school has grown over the years, and now engages over 250 children at our school location in Milan, Italy at the Arena Civica, Europe’s oldest stadium from the Napoleonic era in the heart of the city. We believe that as one of our most appreciated enterprises at the local community level, as well as an important source of revenue, there is significant demand for this service.

●	Consulting. We believe that football clubs, associations, investors, and others are seeking innovative ways to enhance access to capital and revenue opportunities for football clubs. Our social impact football experience provides a basis for us to provide consulting services to assist them with these needs. Part of the unique consultancy support we expect to offer is to assist companies with products and services related to the concept of “italicity”. This concept, coined by Piero Bassetti, a Milan-based intellectual and author of several books, refers to a sense of belonging to the Italian culture regardless of citizenship status, through a perceived affinity with Italian traditions, fashions, lifestyles, arts, cuisines, or other aspects of Italian culture.

Our Business Model and Revenue Drivers

Building on the Brera FC brand and existing network of business relationships, we will utilize Brera Milano’s more than ten years of know-how in communications, marketing, and consulting capabilities, to deliver effective, monetizable projects. We expect to leverage our knowledge in talent training by providing the following revenue-generating activities and services:

Services

●	Competitions and Football Division Progression: With an expected growing roster of acquired or managed football teams, we intend to compete in a number of cash-generative competitions with substantial monetary prizes, particularly in the UEFA’s CL, EL and Conference tournaments, as described above. Furthermore, should our teams progress through higher local, national and international football divisions, considerable additional funding, revenues and other opportunities may become available in the form of sponsorships and consulting services. We expect that our intended international acquisition of first- or higher-division clubs in Eastern Europe to be the initial focus in competing for these revenue opportunities. For further discussion, see “Our Market Opportunity – Market for Football Competition Prizes” above.

●	Global Transfer Market: We have acquired or intend to acquire or manage first- or higher-division clubs in Eastern Europe, Africa, and South America for our Global Sports Group, as reflected in our 90%-acquisition of Brera Strumica FC and our agreement to manage Brera Tchumene FC, and we are currently in discussions with other potential targets. This planned expansion will position us to offer candidates for the highly lucrative international football player transfer market as well as burnish our social impact football brand appeal to fans, sponsors and investors. For further discussion, see “Our Market Opportunity – Global Transfer Market” above.

●	Sponsorships: The FIFA 2022 World Cup attracted unprecedented sponsorship interest with FIFA selling out of all sponsorship tiers, as companies and organizations were highly motivated to maintain or gain visibility of their products. We intend to offer sponsorship opportunities for existing, as well as for future, potentially acquired football teams, providing the showcase for brands to associate their logos on the team’s uniform kits and facilities, and help them reach a larger market audience. Our sponsorship opportunities are also expected to extend to the FENIX Trophy tournament, recently highlighted on TV with Sky Sports Italia. We expect that the social impact aspects of our teams and FENIX Trophy may appeal to sponsors whose brands or managements are seeking to promote their social impact-related goals. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction. We believe that the additional awareness that the IMPACT Award may create for the Company will better position it for approaching corporate and foundation sponsors for our various global initiatives. For further discussion, see “Our Market Opportunity – Sponsorships” above.

●	Football School Services: We offer our noncompetitive sports and social engagement for children in the Milan area. With plans to increase our current enrolled school attendees from approximately 250 to 450, we believe that we can generate significant additional annual revenues from this service. For further discussion, see “Our Market Opportunity – Football School Services” above.

●	Consulting: We intend to offer consulting services and advice on innovative football projects for football clubs, associations, investors, and others seeking to raise capital or generate higher revenue, both within Italy and internationally. We expect to provide clubs with “turnkey” management of the sale of minority shares to fans based on our experience in doing so with Brera FC, and to the broader global investor market through our Nasdaq-listed shares. We also plan to provide consulting to the holders of football television rights, such as Lega di Serie A and FIGC, for greater international penetration of sales to global broadcasters. We believe that the limited exploitation of Italian television rights in foreign markets is one of the main economic shortcomings of the Italian football system. Our consulting function is expected to grow in the proportion of its impact on our business and support our mission of football innovation. For further discussion, see “Our Market Opportunity – Consulting” above.

Collaborations

We work in tandem with others to provide services and products and expect to develop other collaborative relationships. Our current collaborations are:

●	Municipality of Milan for children’s football schools, federal referee licensing courses in prisons, and other initiatives;

●	Advertising agencies for the sale of sponsorships as to Brera FC and the FENIX Trophy;

●	Players’ agents for player transfers; and

●	Government agencies and non-governmental organizations from which Brera FC seeks sponsorships, grants or other financial support.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Strong Brand Recognition. Since our founding in 2000, we have gained significant brand recognition in Italy but particularly in the Milan metropolitan area and the Lombardy region. The Brera FC registered trademark, “Brera Football Club,” which we own and license to Brera FC, has achieved widespread recognition, as indicated by opinion polls that we commissioned or conducted from March 2016 to February 2023. Based on these polling results, Brera FC is clearly recognized as “the third team of Milan,” and also as a sports brand particularly attentive to social initiatives with approximately 58% of those polled agreeing that Brera strikes the right balance between business and social initiatives. According to the February 2023 polls, after our initial public offering in January 2023, Brera FC’s brand awareness was up over 300% and approximately 25% of Milanese residents polled in the study indicated they would consider investing in the Company on Nasdaq. The relevance of the brand is not only local or national, but also global, as indicated by the high number of international followers on social media, such as Facebook, Instagram, YouTube, and Twitter, and substantial foreign press coverage.

●	Substantial International Relationships. Brera FC has strong international relationships, due to its long history of international player rosters and “cult club” status, with many fans outside Italy, and its ability to start football projects on an international level. For example, our first team in the 2003/2004 and 2006/2007 seasons included Italo-Argentine players; we participated in the Viareggio Tournament with a team which included young Gabonese football players; our practice of twinning with similar clubs outside Italy, such as the Brooklyn Italians in the United States; and the organization of the FENIX Trophy, the first European tournament recognized by UEFA for cult amateur clubs. We intend to build on this experience by acquiring top-division football teams across a number of emerging geographic regions with equally emerging football talent, helping them grow like Brera FC, and deriving the related and potentially substantial revenue opportunities.

●	Solid Record of Social Impact Programs. Brera FC has carried out many projects that have used football as a tool for social impact. Some of the most significant projects have been the creation of the MilanoMondo football team from 2000 to 2003 which included immigrants residing in Milan; the FreeOpera Brera squad from 2003 to 2005, which was the first football team set up inside a prison to participate in an official FIGC championship; the management of the European football team of the Roma and Sinti ethnic group, which participated in competitions organized by CONIFA, from 2015 to 2018; and, in the last five years, managing players with asylum seeker status, which has been the subject of a research project carried out by the Department of Psychology of the Catholic University of Milan. On October 7, 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Focus on Long-Term Fans, Supporters, and Sponsors. We intend to focus on retaining and strengthening our long-term fans, supporters, and sponsors, building on these existing ongoing strategic relationships. Our fans and followers have demonstrated substantial brand loyalty in Milan, based on a recent survey. We have approximately 255,000 followers and over 650,000 unique social media views on our social network platforms, and significant international brand recognition is reflected by press coverage such as articles by the Italian newspaper Corriere della Sera, German sports magazine 11Freunde, Spanish newspaper El Mundo and the United Kingdom’s BBC Sport. We believe that these attributes will be attractive to many sponsors seeking to target these audiences with a social impact message. We will aim to enhance all of these attributes in order to seek rapid business growth.

●	Expansion of fanbase through local marketing, social media and social-impact initiatives. We intend to capitalize on Brera FC’s reputation as a socially-impactful sports team. We will enhance our public relations efforts in the Milan area, aimed at increasing our community of fans and our followers on social networks, with a viral marketing strategy that will showcase our brand’s unique persona in an entertaining and engaging way. Our startup incubator will seek to sustain and expand acquired fanbases through appropriate brand-alignment. We will also continue and expand on our popular line of social impact football projects, headed by our noncompetitive football schools, as well as other special projects. For example, we recently offered occupational training services to inmates at Milan prison facilities through participation in courses recognized by the Italian Football Federation to expand opportunities for earning a federal referee license. We also intend to develop a women’s football section in every country in which we acquire a club.

●	International expansion. We intend to simultaneously pursue international expansion and licensing of the Brera FC brand, in Eastern Europe, Africa, and South America, through the potential acquisition and, where appropriate, renaming of football teams with the objective of enhancing the players on these teams to place them on the professional transfer market and obtain prizes related to participation rights in UEFA or other competitions. On this front, we acquired Brera Strumica FC in North Macedonia, along with its wholly-owned subsidiary Brera Tiverija FC; in Mozambique, we entered into a contract to manage Brera Tchumene FC and a letter of intent with Black Bulls; and in South America, we are in discussions to manage Serie A-equivalent clubs. The choice of countries derives from an in-depth analysis of the football, regulatory and economic parameters that are key to our business model.

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

Global Sports Group

Our main football operation is focused on the management and development of clubs in our Global Sports Group’s portfolio. After acquiring our first football club, Brera FC, in July 2022, we added three new teams in 2023: Brera Tchumene FC in March 2023, Brera Strumica FC in April 2023, and Brera Ilch FC in September 2023 and two new teams in 2024: Brera Tiverija FC in June 2024 and Juve Stabia in December 2024. We are also exploring the management of clubs based in South America.

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

The clubs that we have acquired in Mozambique (Brera Tchumene FC), North Macedonia (Brera Strumica FC and Brera Tiverija FC), and Mongolia (Brera Ilch FC) all compete in the highest-level divisions in their respective countries. We expect that these acquisitions will present significant economic possibilities for talent management and market transfer opportunities due to the clubs’ low annual maintenance costs and historical connections to Western Europe. Juve Stabia, the club we have begun acquiring in Italy, competes in Serie B, the second highest Italian league level.

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

We expanded into women’s professional volleyball with our acquisition of a majority stake in UYBA, an Italian Serie A1 women’s professional volleyball team, in July 2023. We plan to leverage our partnership with UYBA to elevate the profile of women’s volleyball on the world stage and help contribute significantly to the sport’s global growth narrative,

Noncompetitive Football School

We believe one of our most popular assets is our noncompetitive football school. The school has been active for 19 years, and we believe it radically innovates the traditional logic of football schools by focusing on children and their engagement with adult figures and role models, including coaches and parents, with the aim of enhancing the playful dimension of football. This project has had continuous growth over the years and is highly appreciated by the local communities. Currently there are approximately 250 children participating at our Arena Civica location.

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

Our 2023-2024 FENIX Trophy tournament, which we call the Third Edition, features twelve nonprofessional European football clubs: Enfield Town FC (London, England), Prague Raptors FC (Prague, Czech Republic), KSK Beveren (Beveren, Belgium), FC United of Manchester (Manchester, UK), FC Oslo (Oslo, Norway), Venus Bucuresti (Bucarest, Romania), Krakow Dragoons FC (Krakow, Poland), BK Skjold (Copenhagen, Denmark), Lewes FC (Lewes, England), Gilla FC (Helsinki, Finland), Vinsky FC (Paris, France), and Llantwit Major FC (Llantwit Major, Wales). It also marked the first time that Brera FC did not participate. The final stages of the Third Edition were held in Desenzano del Garda, Italy in May 2024. FC United of Manchester won 4-0 against Prague Raptors FC to become the Third Edition champion.

Our 2024-2025 FENIX Trophy tournament, which we call the Fourth Edition, features sixteen nonprofessional European football clubs: Krakow Dragoons FC (Kraków, Poland), Prague Raptors FC (Prague, Czech Republic), K. Berchem Sport (Antwerp, Belgium), FC United of Manchester (Manchester, England), FC Oslo (Oslo, Norway), Venus Bucuresti (Bucarest, Romania), Klub Piłkarski Bór Oborniki Śląskie (Oborniki Śląskie, Poland), BK Skjold (Copenaghen, Denmark), Avro FC (Oldham, England), Gilla FC (Helsinki, Finland), Brera FC (Milan, Italy), Llantwit Major FC (Llantwit Major, Wales), Caledonian Braves (Glasgow, Scotland), FK Miljakovac (Belgrade, Serbia), Fans United FC (Podgorica, Montenegro), and Athletic Sonnenberg (Chemnitz, Germany). The final stages of the Fourth Edition are scheduled to be held in Lake Iseo, Italy on May 10, 2025, and May 11, 2025.

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

We believe that our closest competitor is City Football Group Limited, or CFG, which is a holding company that administers association football clubs. CFG was founded in 2013 and is owned by three organizations: the Abu Dhabi United Group owns 81%, the American private-equity firm Silver Lake owns 18% and the Chinese firms China Media Capital and CITIC Capital own 1%. CFG derives its name from Manchester City Football Club, or Manchester City F.C., which is its flagship football club and acts as the club’s parent company. Manchester City F.C. is an English football club based in Bradford, Manchester that competes in the Premier League, which is the top level of the English football league system. In addition to Manchester City F.C., CFG owns 16 other clubs: Manchester City W.F.C. (England), New York City FC (USA), New York City FC II (USA), Melbourne City Football Club (Australia), Melbourne City Women’s Football (Australia), Yokohama F. Marinos (Japan), Montevideo City Torque (Uruguay), Girona Futbol Club, S.A.D. (Spain), Girona Futbol Club Femení (Spain), Shenzhen Peng City Football Club (China), Mumbai City Football Club (India), Lommel SK (Belgium), Espérance Sportive Troyes Aube Champagne (France), Palermo Football Club (Italy), Palermo Football Club Women (Italy) and Esporte Clube Bahia (Brazil), plus it has four partner clubs, Vannes Olympique Club (France), Club Bolívar (Bolivia), Geylang International (Singapore) and İstanbul Başakşehir (Türkiye). To the Company’s knowledge, City Football Group is not organized to take on funding from the public capital markets and has not attempted an initial public offering of shares and listing on a global stock exchange, such as Nasdaq.

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

4.D. Plants, Property and Equipment

Brera FC is located in the Arena Civica. The Arena Civica, which opened August 18, 1807, has a capacity of approximately 10,000, and is situated in the historic Brera district. The Arena Civica is the primary location for Brera FC’s first team home stadium matches and is also used for our football school program. Use of the stadium for other events must be requested prior to each event. This facility is located at Viale Giorgio Byron 2, 20154 Milan, Italy. We lease this facility pursuant to a public concession agreement with the Municipality of Milan under Municipality of Milan regulation Deliberazione G.C. n. 1881 26/09/2014. On September 8, 2023, the Company entered into a new lease for the term of September 18, 2023 to April 29, 2024 that provides for a base rate of €34.00 per hour to utilize the stadium for our football school, which was renewed on September 23, 2024 for the term of September 23, 2024 to April 30, 2025. We entered into separate public concession agreements for use of the stadium for our matches. Our last public concession agreement, dated as of April 1, 2022, for our FENIX Trophy matches provided for a base rate of €320.00 per hour.

Our subsidiary Brera Milano’s corporate office is located at Piazza San Giorgio 2, 20123 Milan, Italy. We lease this facility pursuant to a one-year lease agreement, dated March 1, 2023, which will renew for subsequent one-year terms until terminated by either party upon three (3) months’ notice. The lease provides for a base rent of €2,500 per month, plus value-added tax.

Our subsidiary Brera Strumica FC’s corporate office is located at Sport Hall PARK-ABA, Gjuro Salaj bb, Strumica 2400, North Macedonia. We lease this facility pursuant to a one-year lease agreement, dated March 3, 2023, which automatically renews each year and can be terminated by either party upon thirty (30) days’ notice. The lease provides for a base rent of MKD 30,000 per month including value-added tax.

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

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brera Holdings summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended December 31, 2024 and 2023. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2023, under the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years December 31, 2023 and 2022.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended December 31, 2024 (the “2024 Financials”). Amounts are expressed in euros unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2024 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through December 31, 2024, unless otherwise indicated. All figures are expressed in euros, unless otherwise noted.

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

In July 2023, we completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. In February 2024, we established the Brera Holdings Advisory Board, whose current members are MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, Italian football icon Giuseppe Rossi, and economist Arthur Laffer. In July 2024, we established a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC. In December 2024, we began our acquisition of approximately 52% of the Italian Serie B football club Juve Stabia. As of the date of this Annual Report, we have acquired approximately 38% of Juve Stabia.

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

We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 with eight clubs participating and had its first tournament from September 2021 to June 2022. We believe that the initial competition exceeded our expectations of its value for our social-impact football brand. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We capitalized on this success and included an additional club in the FENIX Trophy’s 2022-2023 tournament, with the final four matches taking place in Milan, Italy in June 2023. For the FENIX Trophy’s 2023-2024 tournament, twelve clubs participated from across Europe, with the final four matches taking place in Desenzano del Garda, Italy in May 2024. For the FENIX Trophy’s 2024-2025 tournament, there are sixteen clubs participating from across Europe, with the final four matches taking place in Lake Iseo, Italy on May 10, 2025, and May 11, 2025.

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

Recent Developments

On January 10, 2025, we entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre relating to the acquisition of Juve Stabia, which amended the SPI Agreement. Pursuant to the Restated Agreement, we will acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of 51.73% of the Share Capital. We will own 21.74%, 34.61%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively. As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, which will be calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, we issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we issued XX Settembre €500,000 in Class B Ordinary Shares at a price per share of $0.65. At the third closing on January 31, 2025, we agreed to pay XX Settembre €500,000 in cash. At the final closing on March 31, 2025, we agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the final closing. In addition, we agreed to increase the share capital of Juve Stabia by an aggregate amount of €4,500,000. On December 31, 2024, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the final closing on March 31, 2025, we agreed to pay Juve Stabia €1,500,000 in cash. Furthermore, the Restated Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season. As of the date of this Annual Report, the final closing scheduled for March 31, 2025 has not yet occurred.

On January 15, 2025, we received formal notice from Nasdaq that Nasdaq has granted our request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We intend to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

On February 7, 2025, February 12, 2025, February 21, 2025, March 6, 2025, March 21, 2025, March 27, 2025, and March 31, 2025, we completed additional closings of our Series A Preferred Shares financing, raising aggregate gross proceeds of $932,000 through the issuance of 186,400 Series A Preferred Shares at an offering price of $5.00 per share, bringing the total sold to date to 731,400 shares and $3,657,000 raised, from 35 accredited investors.

On February 11, 2025, we entered into an amendment agreement and third closing memorandum (the “Amendment Agreement”) with XX Settembre, which amended the SPI Agreement, as amended by the Restated Agreement, relating to the acquisition of Juve Stabia. Pursuant to the Amendment Agreement, among other things, the third closing date was modified from January 31, 2025 to February 11, 2025. As a result, at the third closing on February 11, 2025, we paid XX Settembre €500,000 in cash and acquired additional share capital in Juve Stabia bringing the Company’s aggregate equity ownership to 38.46% of the issued and outstanding share capital of Juve Stabia.

On February 21, 2025, Pierre Galoppi gave written notice of his resignation from our board of directors effective immediately. Mr. Galoppi will continue to serve as our Chief Executive Officer and Interim Chief Financial Officer.

On March 6, 2025, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On March 31, 2025, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board.

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

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023.

	Years Ended December 31,
	2024			2023
	€	$	% of Revenue	€	% of Revenue
Revenue	2,886,118	3,130,760	100%	1,147,492	100%
Cost of revenue	(222,426)	(241,280)	(8)%	(100,877)	(9)%
General and administrative expenses	(8,219,732)	(8,916,479)	(285)%	(6,417,782)	(559)%
Operating loss	(5,556,040)	(6,026,999)	(193)%	(5,371,167)	(468)%
Income from grants and donations	556,580	603,759	19%	336,849	29%
Other income (expense)	3,482	3,777	0%	(2,951)	0%
Net fair value gain (loss) on financial assets at fair value through the profit and loss	(7,223)	(7,835)	0%	9,436	1%
Impairment on property, plant and equipment	-	-	0%	(2,660)	0%
Change in warrant expense	(14,183)	(15,385)	0%	163,827	14%
Finance costs	(72,614)	(78,769)	(2)%	(3,914)	0%
Loss before income taxes	(5,089,998)	(5,521,452)	(176)%	(4,870,580)	(424)%
Provision for income taxes expenses	41,137	44,624	1%	(41,085)	(4)%
Net loss	(5,048,861)	(5,476,828)	(175)%	(4,911,665)	(428)%

Revenue

In 2023, we transitioned our business model into acquiring and operating professional sports teams worldwide. The principal activities of our Company for the years ended December 31, 2024 and 2023 were advertising and sponsorships associated with the operation of our international sports teams. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements. Revenue for the years ended December 31, 2024 and 2023 was €2,886,118 and €1,147,492, respectively, representing an increase of €1,738,626 or 152%. The increase was principally because we experienced a full year’s revenue for the year ended December 31, 2024 from the sports teams of our two major subsidiaries, FKAP and UYBA, versus partial year’s revenue from these subsidiaries in the year ended December 31, 2023. For the year ended December 31, 2024, our four largest revenue streams were sponsorships (€1,494,815), player transfers (€406,988), consulting (€275,000) and media and television rights (€243,000). For the year ended December 31, 2023, our three largest revenue streams were sponsorships (€745,452), player transfers (€122,159) and ticketing (€174,247).

Segment Reporting

Basis of Segmentation

Below is a description of segments based on revenue streams and basis of measurement

Segments	Revenue Stream (Basis of Measurement)	Description
Sponsorships	Stream 1 - Sponsorships	This segment represents revenue generated from sponsorship agreements, primarily derived from providing exposure to the sponsor’s brand through promotional activities, event placements, free tickets, and participation rights in sponsored events.
Ticketing, short-leases, store and youth league	Stream 2 - Ticketing Stream 3 - Short-term leases for non-volleyball events Stream 4 - Store Stream 5 - Youth league	This segment includes the following revenue streams:

Revenue Stream 2: Sales of event tickets.
Revenue Stream 3: Renting the arena for non-volleyball events hosted by UYBA.
Revenue Stream 4: Merchandise sales.
Revenue Stream 5: Revenue from youth training programs conducted during the sports season, typically spanning from September to October.
Player Transfers	Stream 6 - Player transfers	This segment consists of revenue generated from transferring players to other clubs.
Others	Stream 7 - Others	This segment encompasses various other revenue streams, including consulting services, one-off events, and similar activities.
Subsidies, grants and donations	Stream 8 - Subsidies, grants and donations	This segment is comprised of revenue received through grants, subsidies, and donations, typically earned by meeting specific eligibility criteria by FKAP.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the year ended December 31, 2024, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Provision for Income Taxes	Segment Profit/(Loss)
Sponsorships	€1,494,814	€(4,561,487)	€(3,066,673)	€224,603	€31,023	€(2,811,047)
Ticketing, short-leases, store and youth league	355,727	(1,173,919)	(818,192)	53,518	7,381	(757,293)
Player transfers	406,988	(1,079,086)	(672,098)	76,166	564	(595,368)
Others	628,589	(1,627,666)	(999,077)	111,755	2,169	(885,153)
	€2,886,118	€(8,442,158)	€(5,556,040)	€466,042	€41,137	€(5,048,861)

Segment	Segment Assets	Segment Liabilities
Sponsorships	€4,361,641	€5,676,164
Ticketing, short-leases, store and youth league	849,759	251,541
Player transfers	861,028	217,622
Others	4,045,865	154,368
	€10,118,293	€6,229,695

Revenue for the year ended December 31, 2024, revenue by geographic region consisted of:

Region	Revenue
Italy	€2,195,952
North Macedonia	490,166
Ireland	200,000
Total	€2,886,118

Cost of Revenue

Cost of revenue for the years ended December 31, 2024 and 2023 was €222,426 and €100,877, respectively, representing an increase of €121,549 or 121%. The increase was primarily caused by higher revenue for the year ended December 31, 2024.

General and Administrative Expenses

General and administrative expenses consisted of professional and consultancy fees, advertising, director remuneration and benefits, rental expenses, utilities, depreciation, travel and entertainment and other miscellaneous expenses. General and administrative expenses for the years ended December 31, 2024 and 2023 were €8,219,732 and €6,417,782, respectively, an increase of €1,801,950 or 28%. The increase was mainly caused by an increase in revenue resulting from an increase in business activity. In addition, for the year ended December 31, 2024, we experienced general and administrative expenses for our two major subsidiaries for a full year compared to a partial year for the year ended December 31, 2023. Comparing expenses for the years ended December 31, 2024 and 2023, major increases occurred in share-based expenses (€771,011), legal and professional fees (€687,422), player management costs (€497,996), utilities and rent (€278,391) and depreciation and amortization (€323,376). These increases were somewhat offset by decreases in stamp duties and other taxes (€400,296) and bad debts (€416,796).

Operating Loss

Operating loss for the years ended December 31, 2024 and 2023 was €5,556,040 and €5,371,167, respectively, an increase of €184,873 or 3%. The increase in operating loss results from the factors described under the revenue, cost of revenue and general and administrative expenses sections above.

Income from Grants and Donations

Income from grants and donations, which mainly consisted of miscellaneous income or expenses relating to the acquisition and management of sports teams, was €556,580 for the year ended December 31, 2024 compared to €336,849 for the comparable period in 2023, an increase of €219,731 or 65%. This increase is primarily due to an increased level of grants and donations received by our subsidiary FKAP.

Finance Costs

Finance costs consisted of loan interest expenses from the Company’s small and medium enterprises guarantee fund loan, a loan from a shareholder and the interest expense on lease liabilities in relation to the rental of office and vehicles. Finance costs for the years ended December 31, 2024 and 2023 were €72,614 and €3,914, respectively, an increase of €68,700 or 1,755%. The increase was mainly due to the interest on lease liabilities and long-term debt.

Loss Before Income Taxes

Loss before income taxes for the years ended December 31, 2024 and 2023 was €5,089,998 and €4,870,580, respectively, an increase of €219,418 or 5%. The increase was mainly due to the Company’s growth through the acquisitions of FKAP and UYBA and the factors discussed above.

Provision for Income Taxes Expenses

Provision for income taxes expenses for the year ended December 31, 2024 was a benefit of €41,137 compared to a provision of €41,085 for the year ended December 31, 2023. The change was the result of a change in accounting estimate due to the loss for the Company and each subsidiary resulting in no tax due.

Net Loss

Net loss for the years ended December 31, 2024 and 2023 was €5,048,861 and €4,911,665, respectively, an increase of €137,196 or 3%. The increase was the result of the various factors discussed above.

Comparison of the Years Ended December 31, 2023 and 2022

For a discussion of our statements of operations for the years ended December 31, 2023 and 2022, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years December 31, 2023 and 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023.

5.B. Liquidity and Capital Resources

As of December 31, 2024 and 2023, we had cash and cash equivalents of €1,531,994 (approximately $1,661,854) and €2,293,518 (approximately $2,479,981), respectively. As of April 30, 2025, we had cash and cash equivalents of €325,488. To date, we have financed our operations primarily through revenue generated from operations, loans and shares issued for cash.

As of December 31, 2024 and 2023, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to €1,223,864 (approximately $1,327,605) and €1,570,907 (approximately $1,735,777), respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

In December 2024, the Company completed two closings of a private placement offering under which we sold 545,000 Series A Preferred Shares at an offering price of $5.00 per share for total gross proceeds of $2,725,000 (approximately €2,622,966). See Note 18 to the accompanying consolidated financial statements for further information. We used the proceeds from this offering to fund the initial portions of our acquisition of Juve Stabia, as well as to fund certain working capital requirements.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next three months. We will require additional future cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects. Daniel Joseph McClory, our Executive Chairman, has provided the board of directors with a written commitment letter indicating his intention to fund the Company as needed for the foreseeable future to the extent that revenues from existing operations or alternative funding is not available.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

In early 2022, Russia initiated a war on Ukraine. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The board of directors are monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

In preparing the consolidated financial statements, the Company’s management has given careful consideration to the future liquidity of the Company. During the year ended December 31, 2024, the Company incurred a net loss of €5,048,861 and had net cash used in operations of €3,121,362. While the Company had shareholders’ equity of €3,818,597 as of December 31, 2024, the Company also had deficit working capital of €1,272,424.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the period-end date. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has evaluated the adverse conditions noted above and although the adverse conditions were expected due primarily to the fact that the Company is in early stages of growth and transformation, the conditions have raised substantial doubt about the entity’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financing, and government or other third-party funding. To that end, in December 2024, February 2025, and March 2025, the Company completed closings of a private placement offering under which we sold 731,400 Series A Preferred Shares at an offering price of $5.00 per share for total gross proceeds of $3,657,000. The total gross proceeds are prior to deducting offering expenses. Each Series A Preferred Share is convertible into eight (8) Class B Ordinary Shares at the option of the holder. We used the net proceeds from this offering to fund the initial portions of our acquisition of Juve Stabia, as well as to fund our working capital requirements. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The inability to obtain future additional funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its business development projects, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern and therefore the Company may be unable to realize the assets and discharge the liabilities in the normal course of business.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Company were unable to continue as a going concern. Management has evaluated the adverse conditions noted above and concluded there is substantial doubt about the Company’s ability to continue as a going concern.

Summary of Cash Flow

The following table sets forth a summary of the Company’s consolidated cash flows for the years ended December 31, 2024 and 2023.The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	Years Ended December 31,
	2024	2024	2023
Statements of Operations Data	€	$	€
Net cash used in operating activities	(3,121,362)	(3,385,945)	(2,418,524)
Net cash used in investing activities	(294,845)	(319,838)	(2,009,785)
Net cash provided by financing activities	2,677,144	2,904,073	6,364,969
Net increase (decrease) in cash	(739,063)	(801,710)	1,936,661
Cash, beginning of year	2,293,518	2,487,928	347,229
Cash paid for acquisitions less cash acquired	-	-	(30,491)
Effect of foreign exchange rate changes	(22,461)	(24,365)	40,119
Cash, end of year	1,531,994	1,661,853	2,293,518

To date the Company has financed its operations primarily through revenue generated from operations, loans and shares issued for cash.

Net cash used in operating activities for the years ended December 31, 2024 and 2023, respectively, are comprised of the following:

	Years Ended December 31,
	2024	2023	Change
	€	€	€
Net loss	(5,048,861)	(4,911,665)	(137,196)
Non-cash portion of net loss	1,468,213	639,569	828,644
Working capital items	459,286	1,853,572	(1,394,286)
Total	(3,121,362)	(2,418,524)	(702,838)

The change in our net loss is described above under Results of Operations. The change in the non-cash portion of the net loss is principally due to the amounts of share-based compensation of €961,099 for the year ended December 31, 2024 versus €280,145 for the year ended December 31, 2023, which increase was the result of share awards issued in the year ended December 31, 2024. In addition, there was an increase in depreciation and amortization of €323,377 for the year ended December 31, 2024 as it included a full year of our two major subsidiaries activities versus a partial year for the year ended December 31, 2023. Finally, for the year ended December 31, 2024, contingent consideration was €100,000 lower than the previous year and there was a gain on a modification of a lease in the amount of €73,444 where none existed in the previous year.

The decrease in changes of working capital items between the year ended December 31, 2024 and 2023 of €1,394,286 was the result of decreases in changes in accounts receivable (€246,665), deposits (€208,796), loans receivable (€180,495), accounts payable including a bank overdraft (€80,349), deferred revenue (€412,532), and deferred taxes (€262,684).

Net cash used in investing activities was €294,845 and €2,009,785 for the years ended December 31, 2024 and 2023, respectively. Net cash used in investing activities for the year ended December 31, 2023 was primarily due to the acquisition of FKAP and UYBA while the net cash used in investing activities for the year ended December 31, 2024 was mainly for the purchase of property, plant and equipment.

Net cash provided by financing activities was €2,553,228 and €6,364,969 for the years ended December 31, 2024 and 2023, respectively. The net cash provided by financing activities was the result of shares sold for cash. In December 2024, we sold 545,000 Series A Preferred Shares for net proceeds of €2,622,966. In January 2023, we sold 1,500,000 Class B Ordinary Shares in our public offering for net proceeds of €6,777,120.

Contractual Obligations

As of December 31, 2024, our future contractual obligations consisted of:

	Year Ending December 31, 2025	Year Ending December 31, 2026	Year Ending December 31, 2027	Year Ending December 31, 2028	Year Ending December 31, 2029	After December 31, 2029	Total
	€	€	€	€	€	€	€
Operating lease commitments	242,810	45,000	45,000	45,000	45,000	436,250	859,060
Contingent consideration (FKAP)	23,000	20,000	17,000	14,000	12,000	34,000	120,000
Loan from director	852	91,963	-	-	-	-	92,815
Other loans payable	140,673	62,500	-	-	-	-	203,173
	407,335	219,463	62,000	59,000	57,000	436,250	1,241,048

Other than indicated above, on December 31, 2024, we had no other long-term contractual obligations.

Commitments and Contingencies

Capital Expenditures

During the years ended December 31, 2024 and 2023, we made capital expenditures of €199,175 and €199,947, respectively. At this time, we do not have any contractual obligations for ongoing capital expenditures.

Lease Commitments

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2024 to 2039. The Company’s commitments for minimum lease payments under these leases as of December 31, 2024 are as follows:

Minimum Lease Payment
€
Year ending December 31, 2025	161,235
Year ending December 31, 2026	45,000
Year ending December 31, 2027	45,000
Year ending December 31, 2028	45,000
Year ending December 31, 2029	45,000
After the year ending December 31, 2029	211,250
Total	777,485

During the year ended December 31, 2024, the Company incurred expenses related to short-term lease agreements totalling 120,271. These expenses are in addition to the Company’s existing long-term lease commitments.

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

Judgments, Assumptions and Estimation Uncertainties

Information about judgments, assumptions and estimation uncertainties made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes to the consolidated financial statements accompanying this Annual Report.

-	Reverse recapitalization – See Note 1. The acquisition of Brera Milano was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the acquisition.

Prior to the acquisition of Brera Milano, the Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

-	Provision for doubtful accounts – See Notes 2 and 11. Significant assumptions for measurement used by management in estimating the expected credit loss include weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, and future general economic conditions.

-	Share-based compensation – See Notes 2 and 18. Management uses significant assumptions to measure the fair value of options and warrants, including the use of the Black-Scholes pricing model. The Black-Scholes model has its own set of assumptions including volatility of the underlying shares.

-	Leases – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies in determining the value of its right-of-use assets.

-	Intangible assets – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Pierre Galoppi	65	Chief Executive Officer and Interim Chief Financial Officer
Daniel Joseph McClory	65	Executive Chairman and Director
Abhi Mathews	37	Chief Information Officer and Director
Giuseppe Pirola	53	Head of Volleyball Operations and Director
Goran Pandev	41	Head of Football Operations Balkan Region and Director
Alberto Libanori	35	Director
Christopher Paul Gardner	71	Director
Pietro Bersani	57	Director

Pierre Galoppi has served as our Chief Executive Officer and Interim Chief Financial Officer since June 2023, and served as a member of our board of directors from June 2023 to February 2025. Mr. Galoppi served as the Managing Director of 1st PMG Capital Corporation, which provides consulting services in the areas of capital markets entry, fundraising, strategic partnerships, mergers and acquisitions and financial services, from February 2007 to May 2023. Through 1st PMG Capital Corporation, Mr. Galoppi has worked with a number of companies in the preparation of U.S. Securities and Exchange Commission registration statements, as well as the filings associated with their public listing requirements. Mr. Galoppi has more than 30 years of experience with strategic business and financial services across a number of industries in the mid-level capital markets segment, including natural resources, aviation, cybersecurity, telecommunications, tourism, and international marketing. Mr. Galoppi’s transactional experience extends to Latin America, the Caribbean, Canada, Europe, and the United States. Mr. Galoppi was born and raised in Rome, Italy, and is a dual citizen of Canada and Italy. Mr. Galoppi is fluent in English, Spanish, Portuguese, Italian, and French. Mr. Galoppi earned a Bachelor of Commerce degree and a Master of Business Administration degree from Concordia University in Montreal, Canada.

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

Abhi Mathews has served as our Chief Information Officer and as a member of our board of directors since June 2024. Mr. Mathews has been in the financial services industry for over fifteen years, during which he has helped in mergers and acquisitions and in placing capital for public and private companies. Mr. Mathews has served as a Portfolio Manager of Global Investment Advisory, LLC, an investment adviser firm, since April 2025, Managing Director of American Global Wealth Management Inc., an investment banking firm, since January 2025, and as a Principal of Minerva Valuations Inc., a business advisory firm, since April 2015. From May 2024 to December 2024, Mr. Mathews served as a Managing Director of Enclave Capital LLC, an investment banking firm, and from February 2022 to May 2024, he served as a Managing Director of Castle Placement LLC, an investment bank, and from February 2020 to August 2021, he served as a Valuations & Litigations Support Director of RSM US LLP, an accounting firm. Mr. Mathews has qualified as a financial expert in the Ontario Superior Court and has served on boards of not-for-profit children’s organizations. Mr. Mathews is a member of the American Society of Appraisers, the CFA Institute and the Canadian Institute of Chartered Business Valuators, and he holds Series 7, 63, and 79 licenses from FINRA. Mr. Mathews received his bachelor’s degree in Accounting and Financial Management from the University of Waterloo in Ontario, Canada.

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

Dr. Alberto Libanori has served as a member of our board of directors since July 2022. Since April 2023, Dr. Libanori has served as Managing Director of Boustead & Company Limited, where he served as a Senior Advisor from January 2019 to March 2023. Dr. Libanori has also been a member of the board of directors for The RoyaLand Company Ltd. (OTCQB: RLNDF) since October 2022 and was a member of the board of directors of Mainz Biomed N.V. (Nasdaq: MYNZ) from November 2021 to April 2024. Previously, Dr. Libanori founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech, which was acquired by Symrise. He also has over 10 years’ work experience at the science-business interface in venture capital, business development & licensing, M&A and IPOs, focusing on life-sciences, med-tech and cosmeceuticals, working with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds. Dr. Libanori has published more than 40 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Dr. Libanori holds FINRA Series 79 and SIE licenses. Dr. Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Raised internationally, Dr. Libanori is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

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

Pietro Bersani has served as a member of our board of directors since January 2023. Since March 2025, Mr. Bersani has served as the President and Chief Executive Officer of K.P. Diamond Eagle, Inc., a consulting firm specialized in development of innovative commercial and private aviation business models, where he also served as President and Chief Executive Officer from October 2016 to July 2018 and November 2019 to March 2020. Since June 2020, Mr. Bersani has served as a member of the board of directors of Kiromic BioPharma, Inc. (Nasdaq: KRBP) and was Chief Executive Officer from May 2022 to March 2025, after serving as the interim Chief Executive Officer in January 2022. From April 2020 to January 2022, Mr. Bersani was a Partner with B2B CFO Partners, LLC, which provides strategic management advisory services to owners of privately held companies. Mr. Bersani served as a Senior Director within Alvarez & Marsal’s Private Equity Performance Improvement Practice, LLP between August 2018 and October 2019. Mr. Bersani is a Certified Public Accountant and is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of U.S. GAAP and IFRS. Mr. Bersani earned a bachelor’s degree and a master’s degree in business economics from Bocconi University.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Irish law.

All amounts reported in the table below reflect the cost to the Company, in dollars, for the year ended December 31, 2024.

	Salary or Fees Earned or Paid in Cash ($)	Option Awards ($)	Class B Ordinary Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding Options as of December 31, 2024 (Class B Ordinary Shares)
All directors and executive officers as a group	323,997	-	570,277	-	894,274	200,000

We recorded an aggregate of $323,997 in total cash compensation to our directors and executive officers as a group for the year ended December 31, 2024. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. In connection with our initial public offering, we adopted an equity incentive plan, see “—Equity Incentive Plan” below.

Equity Incentive Plan

On October 26, 2022, our board of directors approved the Brera Holdings Limited 2022 Equity Incentive Plan, or the 2022 Plan. The 2022 Plan was amended to increase the authorized shares on April 9, 2025.

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan will be 4,000,000 shares. Cancelled and surrendered share options and share awards may again become available for grant under the 2022 Plan. As of the date of this Annual Report, we have granted 200,000 share options and 1,520,000 restricted shares under the 2022 Plan and 2,280,000 shares remain available for issuance under the 2022 Plan. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

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

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of seven (7) directors, Daniel Joseph McClory, Abhi Mathews, Giuseppe Pirola, Goran Pandev, Alberto Libanori, Christopher Paul Gardner, and Pietro Bersani, three (3) of whom, Alberto Libanori, Christopher Paul Gardner, and Pietro Bersani, are independent within the meaning of Nasdaq’s rules. Each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal.

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

6.D. Employees

As of December 31, 2024, we had no employees and two independent contractors, our wholly-owned subsidiary, Brera Milano, had no employees and two independent contractors, our 90%-owned subsidiary, Brera Strumica FC, had 34 employees and 20 independent contractors, and our 51%-owned subsidiary, UYBA, had no employees and 39 independent contractors. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Class A Ordinary Shares		Percent of Class A Ordinary Shares (%)	Class B Ordinary Shares		Percent of Class B Ordinary Shares (%)	Total Voting Power(2) (%)
Pierre Galoppi, Chief Executive Officer and Interim Chief Financial Officer	-		-	65,000		*	*
Daniel Joseph McClory, Executive Chairman and Director	6,338,000	(3)	100.0	1,000,000	(4)	7.8	84.5
Abhi Mathews, Chief Information Officer and Director	-		-	40,000	(5)	*	*
Giuseppe Pirola, Head of Volleyball Operations and Director	-		-	35,000		*	*
Goran Pandev, Head of Football Operations Balkan Region and Director	-		-	93,333	(6)	*	*
Alberto Libanori, Director	-		-	83,333	(7)	*	*
Christopher Paul Gardner, Director	-		-	283,333	(8)	2.2	*
Pietro Bersani, Director	-		-	83,333	(9)	*	*
All directors and executive officers as a group (8 persons)	6,338,000		100.0	1,683,332		13.0	85.2
BREA Holdings, LLC(10)	3,550,000		56.7	1,000,000		7.8	48.4
Pinehurst Partners LLC(11)	2,250,000		36.0	-		-	29.8
S.S. Juve Stabia S.r.l.(12)	-		-	3,200,000		25.0	4.2
XX Settembre Holding S.r.l.(13)	-		-	2,400,000		18.7	3.2

*	Less than 1%

(1)	Based on 6,338,000 Class A Ordinary Shares and 12,825,000 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report. To our knowledge, 6,338,000 (100%) of the Class A Ordinary Shares are held in the United States by three record holders and 6,635,631 (51.7%) of the Class B Ordinary Shares are held in the United States by fourteen record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each share of Class A Ordinary Shares held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each share of Class B Ordinary Shares held of record, on all matters submitted to a vote of the shareholders. A total of 19,163,000 ordinary shares representing total voting power of 76,205,000 votes are outstanding as of the date of this Annual Report.

(3)	Consists of (i) 538,000 Class A Ordinary Shares held directly by Daniel Joseph McClory, (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own, and (iii) 3,550,000 Class A Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own.

(4)	Consists of 1,000,000 Class B Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own.

(5)	Consists of (i) 35,000 Class B Ordinary Shares held directly by Abhi Mathews and (ii) 5,000 Class B Ordinary Shares held by Minerva Valuations Inc., which Abhi Mathews is deemed to beneficially own.

(6)	Consists of (i) 60,000 Class B Ordinary Shares and (ii) 33,333 Class B Ordinary Shares issuable upon the exercise of an option.

(7)	Consists of (i) 50,000 Class B Ordinary Shares and (ii) 33,333 Class B Ordinary Shares issuable upon the exercise of an option.

(8)	Consists of (i) 250,000 Class B Ordinary Shares and (ii) 33,333 Class B Ordinary Shares issuable upon the exercise of an option.

(9)	Consists of (i) 50,000 Class B Ordinary Shares and (ii) 33,333 Class B Ordinary Shares issuable upon the exercise of an option.

(10)	BREA Holdings, LLC is a Nevada limited liability company. BREA Holdings, LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Ordinary Shares owned by BREA Holdings, LLC and has sole voting and dispositive powers over its shares. BREA Holdings, LLC’s business address is 318 N. Carson Street, Suite 208, Carson City, NV 89701, United States.

(11)	Pinehurst Partners LLC is a Colorado limited liability company. Pinehurst Partners LLC’s managing member is Daniel Joseph McClory, our Executive Chairman and Director. Daniel Joseph McClory is deemed to beneficially own the Class A Ordinary Shares owned by Pinehurst Partners LLC and has sole voting and dispositive powers over its shares. Pinehurst Partners LLC’s business address is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301, United States.

(12)	S.S. Juve Stabia S.r.l. is an Italian limited liability company (società a responsabilità limitata). Filippo Polcino is a director of S.S. Juve Stabia S.r.l. and has the power to direct the voting and disposition of the Class B Ordinary Shares held by S.S. Juve Stabia S.r.l. S.S. Juve Stabia S.r.l.’s business address is Via Cosenza C/O Stadio R. Menti 283, 80053 Castellammare di Stabia (NA), Italy.

(13)	XX Settembre Holding S.r.l. is an Italian limited liability company (società a responsabilità limitata). Andrea Langella is a director of XX Settembre Holding S.r.l. and has the power to direct the voting and disposition of the Class B Ordinary Shares held by XX Settembre Holding S.r.l. XX Settembre Holding S.r.l.’s business address is Via Francesco Caracciolo no. 9, 80122 Naples, Italy.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2024, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

On August 28, 2024, September 25, 2024, October 28, 2024, November 19, 2024, and November 29, 2024, we entered into 5% promissory notes for an aggregate of $305,000 with Daniel Joseph McClory, our Executive Chairman and a director. On December 31, 2024, we entered into cancellation and exchange agreements with Mr. McClory, pursuant to which we cancelled $305,000 of the outstanding note balance into 488,000 Class A Ordinary Shares.

Juve Stabia Acquisition

On November 30, 2024, we entered into a binding term sheet with Juve Stabia, and XX Settembre, whereby the Company, Juve Stabia and XX Settembre will enter into a share purchase agreement that will be consistent with the term sheet and will describe the terms upon which the Company will acquire from XX Settembre and Juve Stabia a number of shares of the issued and outstanding share capital of Juve Stabia constituting 51.72% of the share capital of Juve Stabia after such acquisition. Pursuant to the term sheet, we agreed to pay XX Settembre and Juve Stabia an aggregate of €3,500,000 in cash and issue €4,000,000 in our Class B Ordinary Shares, by March 31, 2025, as consideration. Additionally, the term sheet provided for performance bonuses of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

On December 31, 2024, we entered into a sale and purchase and investment agreement (the “SPI Agreement”) with XX Settembre, relating to the Company’s acquisition of Juve Stabia. Pursuant to the SPI Agreement, we agreed to acquire from XX Settembre over three closings, on December 31, 2024, January 31, 2025, and March 31, 2025, a total of 51.73% of the issued and outstanding share capital of Juve Stabia after such acquisition (the “Share Capital”). The Company will own 21.74%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively.

As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000, or €1,000,000 at each closing, using a combination of cash and the issuance of Class B Ordinary Shares, which will be calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, the Company issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At each of the second and third closings, the Company agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the volume-weighted average price (“VWAP”) of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the second closing and the third closing, respectively.

In addition, the Company agreed to increase the share capital of Juve Stabia by an aggregate amount of €1,500,000 at each closing. On December 31, 2024, the Company paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the second closing on January 31, 2025, the Company agreed to pay Juve Stabia pay €500,000 in cash and issue €1,000,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the second closing. At the third closing on March 31, 2025, the Company agreed to pay Juve Stabia €1,500,000 in cash.

Furthermore, the SPI Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

On January 10, 2025, we entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre relating to the acquisition of Juve Stabia, which amended the SPI Agreement. Pursuant to the Restated Agreement, we will acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of 51.73% of the Share Capital. We will own 21.74%, 34.61%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively. As consideration for the Share Capital, the Company will pay XX Settembre an aggregate purchase price of €3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, which will be calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, we issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we issued XX Settembre €500,000 in Class B Ordinary Shares at a price per share of $0.65. At the third closing on January 31, 2025, we agreed to pay XX Settembre €500,000 in cash. At the final closing on March 31, 2025, we agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the final closing. In addition, we agreed to increase the share capital of Juve Stabia by an aggregate amount of €4,500,000. On December 31, 2024, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the final closing on March 31, 2025, we agreed to pay Juve Stabia €1,500,000 in cash. Furthermore, the Restated Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season. As of the date of this Annual Report, the final closing scheduled for March 31, 2025 has not yet occurred.

On February 11, 2025, we entered into an amendment agreement and third closing memorandum (the “Amendment Agreement”) with XX Settembre, which amended the SPI Agreement, as amended by the Restated Agreement, relating to the acquisition of Juve Stabia. Pursuant to the Amendment Agreement, among other things, the third closing date was modified from January 31, 2025 to February 11, 2025. As a result, at the third closing on February 11, 2025, we paid XX Settembre €500,000 in cash and acquired additional share capital in Juve Stabia bringing the Company’s aggregate equity ownership to 38.46% of the issued and outstanding share capital of Juve Stabia.

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

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This section provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout the consolidated financial statements.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in euros, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

The Company carries the majority of its funds in dollars. A 10.0% appreciation of the dollar against the euro, from the exchange rate of €0.9662 per $1.00 as of December 31, 2024 to a rate of €1.0628 per $1.00, will result in an increase of approximately €145,921 in our cash equivalent position. Conversely, a 10.0% depreciation of the dollar against the euro, from the exchange rate of €0.9662 per $1.00 as of December 31, 2024 to a rate of €0.869 per $1.00, will result in a decrease of approximately €146,823 in our cash equivalent position.

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

The carrying amount of the cash represented the maximum credit exposure which amounted to €1,223,864 and €2,293,518 as of December 31, 2024 and 2023, respectively.

We had assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, we had assessed a zero-loss allowance on this cash balance as of December 31, 2024 and 2023, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., €100,000) are at risk. As of December 31, 2024 and 2023, the Company had approximately €1,223,864 and €1,853,518, respectively, in excess of insured limits.

Concentration Risk

Two customers accounted for over 10% of the Company’s total revenue representing 23% of the Company’s total revenue for the year ended December 31, 2024. No customer accounted for over 10% of the Company’s total revenue for the year ended December 31, 2023.

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

Our management carried out an evaluation, under the supervision of Pierre Galoppi, our Chief Executive Officer and our Interim Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2024. Based on that evaluation, we have identified a material weakness in our internal control over financial reporting as of December 31, 2024, relating to ineffective review and approval procedures over journal entries and financial statement preparation.

Our management concluded that that the failure to timely identify such accounting errors constituted material weakness as defined in the SEC regulations as of the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, Pierre Galoppi, our Chief Executive Officer and our Interim Chief Financial Officer, concluded that the Company’s internal control over financial reporting as of December 31, 2024 was not effective. Material weaknesses included a lack of sufficient in-house qualified accounting staff, inadequate controls and segregation of duties due to limited resources and number of employees and improperly maintaining accounting records and supporting documents.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2024 and 2023 by TAAD LLP, the Company’s principal accounting firm until September 2024, and Reliant CPA PC, the Company’s principal accounting firm since September 2024.

	For the year ended December 31,
	2024	2023
Audit Fees	$220,740	$203,000
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$220,740	$203,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended December 31, 2024 and 2023, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Independent Registered Public Accounting Firm

As disclosed in the Company’s report on Form 6-K filed on September 27, 2024, on September 19, 2024, our audit committee dismissed our independent registered public accounting firm, TAAD LLP (“TAAD”), effective immediately.

TAAD’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 contained an explanatory paragraph relating to going concern, but did not otherwise contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through the date of the report on Form 6-K filed on September 27, 2024, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and TAAD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to such disagreements in its audit reports.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through the date of the report on Form 6-K filed on September 27, 2024, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company furnished TAAD with a copy of its report on Form 6-K filed on September 27, 2024, providing TAAD with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company therein in response to Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of TAAD’s letter addressed to the SEC relating to the statements made by the Company in its report on Form 6-K filed on September 27, 2024.

Engagement of New Independent Registered Public Accounting Firm

On September 19, 2024, our audit committee appointed Reliant CPA PC (“Reliant”) as our new independent registered public accounting firm to audit and review the Company’s financial statements.

During the fiscal years ended December 31, 2023 and December 31, 2022, and subsequently during 2024 and through September 19, 2024, neither the Company (nor anyone on its behalf) consulted with Reliant regarding any of the matters described in paragraph (a)(2)(i) or paragraph (a)(2)(ii) of Item 304 of Regulation S-K.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to this Annual Report.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Constitution of the Registrant as in effect prior to October 27, 2022 (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on November 4, 2022)
1.2	Amended and Restated Constitution of the Registrant in effect as of October 27, 2022 (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on November 4, 2022)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of December 31, 2024
2.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on November 4, 2022)
2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed on February 1, 2023)
2.4	Subscription Agreement and Certificate of Designation of Series A Preferred Shares (incorporated by reference to Exhibit 1.1 to Form 6-K filed on December 27, 2024)
2.5*	Amendment No. 1 to Certificate of Designation of Preferences, Benefits and Limitations of Series A Preferred Shares
4.1	English translation of Lease Contract between Brera Milano S.r.l. and DCS & Partner, dated as of March 1, 2023 (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F filed on May 1, 2023)
4.2	English translation of Private Deed between KAP S.r.l. and FCD Brera, dated as of July 13, 2022 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on November 4, 2022)
4.3	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on November 4, 2022)
4.4	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on November 4, 2022)
4.5†	Brera Holdings Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 filed on November 4, 2022)
4.6†	Form of Share Option Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 filed on November 4, 2022)
4.7†	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 filed on November 4, 2022)
4.8†	Form of Restricted Share Unit Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 filed on November 4, 2022)
4.9	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 1, 2023)
4.10	Letter of Intent, dated as of February 13, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 15, 2023)
4.11	English translation of Contract, dated as of March 17, 2023, by and among Brera Milano S.r.l. and Tchumene FC Sports Association (incorporated by reference to Exhibit 1.1 to Form 6-K filed on March 29, 2023)
4.12	Share Purchase Agreement, dated as of April 28, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 4.28 to Annual Report on Form 20-F filed on May 1, 2023)
4.13	English Translation of Lease Contract between Fudbalski Klub Akademija Pandev and Basketball Club ABA Strumica, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on May 1, 2023)
4.14†	Consulting Agreement between Brera Holdings PLC and Pierre Galoppi, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on June 12, 2023)

4.15	Letter of Intent, dated as of June 8, 2023, by and among Brera Holdings PLC, Selene S.a.s. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 14, 2023)
4.16	Preliminary Contract for the Sale of UYBA Volley Shares, dated as of July 3, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on July 6, 2023)
4.17	Final Contract for the Transfer of Shares of UYBA Volley, dated as of July 31, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on October 6, 2023)
4.18	Letter of Intent, dated as of August 28, 2023, by and among Brera Milano S.r.l. and Bayanzurkh Ilch FC (incorporated by reference to Exhibit 1.1 to Form 6-K filed on September 1, 2023)
4.19	Contract, dated as of September 27, 2023, by and between Brera Milano S.r.l. and Tavan Tolgoi Tulshiin Ilch Sport Club NGO (incorporated by reference to Exhibit 1.2 to Form 6-K filed on October 6, 2023)
4.20	Form of Advisor Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 29, 2024)
4.21	English translation of Lease Agreement – Arena Civica, dated as of September 8, 2023 (incorporated by reference to exhibit 4.26 to Annual Report on Form 20-F filed on July 19, 2024)
4.22	Investors Agreement Guidelines between Brera Milano S.r.l. and Transportes Lalgy Lda, dated as of January 29, 2024 (incorporated by reference to exhibit 4.27 to Annual Report on Form 20-F filed on July 19, 2024)
4.23	English translation of Lease Agreement - Palazzo dello Sport “Maria Piantanida,” dated as of March 17, 2016 (incorporated by reference to exhibit 4.29 to Annual Report on Form 20-F filed on July 19, 2024)
4.24	Binding Term Sheet, dated November 30, 2024, by and among Brera Holdings PLC, XX Settembre Holding srl and La Societa Sportiva Juve Stabia SpA (incorporated by reference to Exhibit 1.1 to Form 6-K filed on December 9, 2024)
4.25	Sale and Purchase and Investment Agreement, dated December 31, 2024, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on January 7, 2025)
4.26	Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory (incorporated by reference to Exhibit 1.2 to Form 6-K filed on January 10, 2025)
4.27	Restated Sale and Purchase and Investment Agreement, dated January 10, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on January 10, 2025)
4.28	Amendment Agreement and Third Closing Memorandum, dated February 11, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 13, 2025)
4.29*	Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory
4.30†*	First Amendment to Brera Holdings Public Limited Company 2022 Equity Incentive Plan
4.31*	Letter of Intent, dated as of February 18, 2025, by and among Brera Holdings PLC and Associação Black Bulls
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 to Annual Report on Form 20-F filed on May 1, 2023)
11.2*	Insider Trading Policy of Brera Holdings PLC
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Reliant CPA PC
15.2*	Consent of TAAD LLP
16.1	Letter from TAAD LLP, dated September 27, 2024 (incorporated by reference to Exhibit 16.1 to Form 6-K filed on September 27, 2024)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on July 19, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive compensation plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRERA HOLDINGS PLC

Date: May 15, 2025	By:	/s/ Pierre Galoppi
	Name:	Pierre Galoppi
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Brera Holdings PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Brera Holdings PLC (the “Company”), as of December 31, 2024, the related consolidated statements of profit or loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2024

Newport Beach, CA

May 15, 2025

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

/s/ TAAD LLP

We have served as the Company’s auditor since 2022. In September 2024, we became the predecessor auditor.

Diamond Bar

July 19, 2024

BRERA HOLDINGS PLC

Consolidated Statements of Financial Position

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash	€1,531,994	€2,293,518
Trade and other receivables – non-related parties	889,022	553,750
Trade and other receivables – related parties	152,822	11,433
Inventory	12,156	-
Deposits and prepayments	48,769	71,722
Loan receivable – related parties	311,171	19,514
Total current assets	2,945,934	2,949,937
Non-current assets:
Property, plant and equipment, net	1,358,348	410,184
Right-of-use assets, net	507,719	650,457
Financial assets at fair value through profit and loss	-	426,320
Goodwill	242,491	592,491
Intangible assets	2,563,801	3,460,887
Investment accounted for using the equity method	2,500,000	-
Total non-current assets	7,172,359	5,540,339
Total assets	€10,118,293	€8,490,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables – non-related parties	€3,178,650	€3,485,774
Trade and other payables – related parties	260,004	181,507
Deferred revenue	291,141	481,912
Lease liabilities	68,312	107,922
Loan payable – non-related party	81,297	99,125
Director loan – related party	-	98,539
Bank overdraft	338,954	-
Income tax payable	-	41,137
Total current liabilities	4,218,358	4,495,916
Non-current liabilities:
Trade and other payables – non-related parties	1,196,039	763
Lease liabilities	496,714	601,000
Loan payable	140,666	226,077
Director loan – related party	76,554	-
Warrant liabilities	51,364	34,383
Deferred taxes	-	6,647
Contingent consideration	120,000	181,000
Total non-current liabilities	2,081,337	1,049,870
Total liabilities	6,299,696	5,545,786
Commitment and contingency	-	-
Shareholders’ equity:
Series A Preferred Shares, nominal value US$0.005; 10,000,000 shares designated, 545,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	2,623	-
Ordinary shares – Class A, nominal value US$0.005; 50,000,000 shares authorized, 6,258,000 and 7,700,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively, and 80,000 shares to be issued as of December 31, 2024	29,047	35,988
Ordinary shares – Class B, nominal value US$0.005; 250,000,000 shares authorized, 9,825,000 and 3,960,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	46,480	18,425
Subscription receivable	-	(935)
Foreign exchange reserve	91,123	119,006
Capital reserves	14,181,732	8,337,451
Accumulated deficit	(10,372,175)	(5,982,203)
Non-controlling interest	(160,233)	416,758
Total shareholders’ equity	3,818,597	2,944,490
Total liabilities and shareholders’ equity	€10,118,293	€8,490,276

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Profit or Loss

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Revenue – non-related parties	€2,520,781	€1,147,492	€162,407
Revenue – related parties	365,337	-	-
Cost of revenue – non-related parties	222,426	100,877	25,180
Cost of revenue – related parties	-	-	65,090
Gross profit	2,663,692	1,046,615	72,137

Operating expenses:
General and administrative expense – non-related parties	6,632,384	6,154,262	1,152,873
General and administrative expense – related parties	1,587,348	263,520	146,000
Total operating expenses	8,219,732	6,417,782	1,298,873

Operating loss	(5,556,040)	(5,371,167)	(1,226,736)

Other income (expense):
Net fair value gain and loss on financial assets at fair value through profit and loss – non-related parties	(10,418)	9,436	-
Net fair value gain and loss on financial assets at fair value through profit and loss – related parties	3,195	-	-
Change in fair value of warrant liability	(14,183)	163,827	-
Finance costs – non-related parties	(64,501)	(3,914)	(4,988)
Finance costs – related parties	(8,113)	-	-
Impairment of property, plant and equipment	-	(2,660)	-
Other income	556,580	333,898	4,869
Change in accounting estimate	-	-	-
Income related to change in fair value of contingent consideration – related party	3,482	-	-
Total other income (expense), net	466,042	500,587	(119)

Loss before income taxes	(5,089,998)	(4,870,580)	(1,226,855)
Provision for income taxes	41,137	(41,085)	-
Net loss	€(5,048,861)	€(4,911,665)	€(1,226,855)

Attributable to the company	€(4,427,545)	€(4,438,440)	€(1,226,855)
Attributable to non-controlling interest	€(621,316)	€(473,225)	€-

Other comprehensive income (loss):
Foreign currency translation adjustments	(27,880)	92,230	26,773
Total comprehensive loss	€(5,076,741)	€(4,819,435)	€(1,200,082)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	6,559,016	7,700,000	5,203,562
Ordinary shares – Class B	5,863,415	3,702,068	709,301

Loss per share – basic and diluted:
Ordinary shares – Class A	€(0.36)	€(0.38)	€(0.21)
Ordinary shares – Class B	€(0.36)	€(0.38)	€(0.21)

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2024, 2023 and 2022

	Series A		Class A		Class B					Non-
	Preferred Shares		Ordinary Shares		Ordinary Shares		Subscription	Capital	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserves	Deficit	Interest	Equity

Balance – December 31, 2021	-	€-	2,850,000	€13,466	100,000	€473	€(13,939)	€25,515	€(279,336)	€-	€(253,821)
Shares issued for cash	-	-	7,600,000	35,374	2,355,000	11,001	13,003	1,262,228	-	-	1,321,607
Surrender of shares	-	-	(2,750,000)	(12,852)	(250,000)	(1,168)	1	14,020	-	-	-
Imputed interest	-	-	-	-	-	-	-	1,083	-	-	1,083
Exchange difference arising from translation	-	-	-	-	-	-	-	26,773	-	-	26,773
Net loss for the period	-	-	-	-	-	-	-	-	(1,226,855)		(1,226,855)
Balance – December 31, 2022	-	-	7,700,000	35,988	2,205,000	10,306	(935)	1,329,619	(1,506,191)	-	(131,213)
Shares issued for cash	-	-	-	-	1,650,000	6,936	-	6,770,184	-	-	6,777,120
Share options	-	-	-	-	-	-	-	170,317	-	-	170,317
Shares issued for services	-	-	-	-	105,000	1,184	-	108,644	-	-	109,829
Exchange difference arising from translation	-	-	-	-	-	-	-	40,119	-	-	40,119
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	889,983	889,983
Net loss for the period	-	-	-	-	-	-	-	-	(4,438,440)	(473,225)	(4,911,665)
Balance – December 31, 2023	-	-	7,700,000	35,988	3,960,000	18,426	(935)	8,418,883	(5,944,631)	416,758	2,944,490
Shares issued for cash	545,000	2,623	-	-	-	-	-	2,620,344	-	-	2,622,967
Subscription receivable payment	-	-	-	-	-	-	935	-	-	-	935
Share options	-	-	-	-	-	-	-	170,317	-	-	170,317
Shares issued for services	-	-	-	-	815,000	3,765	-	787,016	-	-	790,781
Equity contribution by non-controlling interest	-	-	-	-	-	-	-	-	-	14,693	14,693
Shares issued for investment in Juve Stabia football club	-	-	-	-	3,200,000	15,385	-	1,984,615	-	-	2,000,000
Related party debt exchange agreement	-	-	408,000	1,963	-	-	-	243,488	-	-	245,451
Shares converted from Class A to Class B	-	-	(1,850,000)	(8,904)	1,850,000	8,904	-	-	-	-	-
Obligation to issue shares	-	-	-	-	-	-	-	105,705	-	-	105,705
Exchange difference arising from translation	-	-	-	-	-	-	-	(27,880)	-	-	(27,880)
Non-controlling interest debt conversion	-	-	-	-	-	-	-	(29,632)	-	29,632	-
Net loss for the period	-	-	-	-	-	-	-	-	(4,427,545)	(621,316)	(5,048,861)
Balance – December 31, 2024	545,000	€2,623	6,258,000	€29,047	9,825,000	€46,480	€-	€14,272,855	€(10,372,175)	€(160,233)	€3,818,598

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Cash Flows

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows from operating activities:
Net loss	€(5,048,861)	€(4,911,665)	€(1,226,855)
Adjust net loss for items not involving cash:
Depreciation on property, plant and equipment	88,158	246,527	4,019
Amortization of right-of-use assets and intangible assets	532,603	50,857	92,293
Gain on modification of lease, net	(73,444)	-	(451)
Fair value gain (loss) on financial assets at fair value through profit and loss	7,223	-	-
Change in provisions	-	(11,343)	(11,000)
Loss on disposal of intangible assets	4,000	-	-
Change in fair value in warrant liabilities	-	198,324	-
Change in warrant expense	14,183	(163,941)	-
Share-based compensation – services	790,781	109,828	-
Share-based compensation – options	170,318	170,317	-
Change in contingent consideration	(61,000)	39,000	-
Bad debt written off	-	-	5,261
Non-cash interest	-	-	4,946
Interest paid on long term borrowing	(4,609)	-	-
Changes in non-cash working capital items:
Trade and other receivables – non-related parties	(335,272)	(229,996)	82,505
Trade and other receivables – related parties	(141,389)	-	-
Inventory	(12,156)	-	-
Deposits and prepayments	22,953	231,749	(109,577)
Loan receivable	(200,409)	(19,914)	-
Trade and other payables – non-related parties	889,088	1,386,888	310,054
Trade and other payables – related parties	78,497	-	-
Deferred revenue	(190,771)	221,761	194,877
Change in tax liabilities	(47,784)	-	-
Change in bank overdraft	338,954	-	-
Change in other financial liability	57,577	-	-
Deferred taxes	-	262,684	(262,684)
Tax paid	-	-	(824)
Net cash used in operations	(3,121,362)	(2,418,524)	(917,436)

Cash flows from investing activities:
Acquisition of subsidiaries	(500,000)	(1,379,518)	(25,000)
Purchase of property, plant and equipment	(199,175)	(199,947)	(1,209)
Purchase of intangibles	(14,767)	(4,000)	-
Proceeds from financial assets at fair value through profit and loss	419,097	(426,320)	-
Net cash provided by (used in) investing activities	(294,845)	(2,009,785)	(26,209)

Cash flows from financing activities:
Proceeds from sale of ordinary shares	-	6,777,120	1,346,607
Proceeds from sale of preferred shares	2,620,344	-	-
Proceeds from the issuance of debt	293,581	-	-
Repayment of lease liabilities	(10,818)	(347,126)	(82,516)
Interest paid on lease liabilities	(28,792)	(13,596)	(3,680)
Repayment of loan from shareholder	-	-	(20,000)
Partial repayment of debt	(197,171)	(51,429)	(3,084)
Net cash provided by (used in) financing activities	2,677,144	6,364,969	1,237,144

Net increase (decrease) in cash	(739,063)	1,936,660	293,499
Cash, beginning of period	2,293,518	347,229	26,957
Cash paid for acquisitions less cash acquired	-	(30,490)	-
Effect of foreign exchange rate changes	(22,461)	40,119	26,773
Cash, end of period	€1,531,994	€2,293,518	€347,229

Supplemental disclosures of cash flow information
Right-of-use assets obtained in exchange for lease liabilities	€-	€660,495	€22,752
Change in lease liabilities for modification of lease	€-	€-	€5,933

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Notes to Consolidated Financial Statements

Note 1 – General Information and Reorganization Transactions

Brera Holdings PLC (FKA Brera Holdings Limited) (“Brera Holdings” or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

The sole subscriber to the incorporation constitution of the Company was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, the Company adopted an amended constitution reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share; 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share; 50,000,000 preferred shares, nominal value US$0.005 per share; and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

On July 29, 2022, the Company finalized an agreement for the purchase of all the shares of Brera Milano S.r.1. (“Brera Milano”) with Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL (the “Milano Acquisition”). Brera Milano is an Italian limited liability company (società a responsabilità limitata) formed on December 20, 2016. Pursuant to the terms of the Milano Acquisition, Brera Milano became a wholly owned subsidiary of the Company. Brera Milano is engaged in a range of businesses including football (soccer) division progression, global player transfer services, sponsorship services, and football and volleyball school services and consulting services on football projects.

Pursuant to the terms of the Milano Acquisition, the Company agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements. On July 29, 2022, the Company executed the final deed of share transfer, paid EUR253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. On the same day, the share transfer became effective under Italian law. As a result, Brera Milano became a wholly-owned subsidiary of the Company.

The Milano Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Milano Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Milano Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Milano Acquisition.

Prior to the Milano Acquisition, the Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

Business

Our business strategy is to develop a “Global Sports Group” portfolio of professional sporting clubs. Under our Global Sports Group structure, we intend to acquire top-division sporting teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in Union of European Football Associations (“UEFA”) and potentially other regional competitions.

In September 2023, Brera Milano assumed control of Bayanzurkh Sporting Ilch FC, an association operating a team in the Mongolian National Premier League. The team was rebranded Brera Ilch FC when the football season resumed in March 2024.

Brera FC, our Italian amateur football team, is an association under the control of Brera Milano. Brera Milano had paused operations of Brera FC for one year while Brera Milano established a wholly-owned subsidiary named Brera SSD and, in the summer of 2024, Brera SSD resumed operations of Brera FC with Brera SSD as its operating entity. Brera FC will continue playing at the famous Arena Civica in Milan.

During the years ended December 31, 2024 and 2023, we made the following acquisitions and investments.

Acquisition of FKAP

In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev (“FKAP”) (the “FKAP Acquisition”). FKAP is located in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC. Under the FKAP Acquisition, we agreed to pay a total of EUR742,000 for the 90% ownership and contingent consideration of a number of restricted Class B Ordinary Shares of the Company based on a formula set out in the FKAP Acquisition agreement.

The FKAP Acquisition is in continuation of our strategy to develop a “Global Sports Group” portfolio of professional sporting clubs. Under our Global Sports Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that FKAP, with both its football club and deep and talented roster of players, is an ideal strategic fit as we expand our portfolio.

In June 2024, we established a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of FKAP.

See Note 3 for further information concerning the FKAP Acquisition.

Acquisition of UYBA

In July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,000 for the 51% ownership. As part of the UYBA Acquisition, Giuseppe Pirola, UYBA’s chairman and minority shareholder, will continue as chairman of UYBA’s board of directors.

We believe that UYBA, with both its volleyball club and deep and talented roster of players, is an ideal strategic fit as we expand our Global Sports Group portfolio.

See Note 3 for further information concerning the UYBA Acquisition.

Investment in Juve Stabia

On December 9, 2024, the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager S.S. Juve Stabia S.r.l. (“Juve Stabia” or “the Club”), through share capital and reserve increases in the Club. Our investment will consist of both payments of cash and issuances of our Nasdaq-listed shares in a multi-step process that will ultimately give the Company a total of approximately 52% of the issued and outstanding share capital of Juve Stabia after such acquisition, with the Company owning approximately 22%, 35%, 38%, and 52% of the share capital as a result of each step, respectively. In the first step, on December 31, 2024, we issued 3,200,000 Class B Ordinary Shares valued at EUR2,000,000 (approximately US$2,087,000) and paid Juve Stabia €500,000 in cash, resulting in approximately 22% ownership of the Club.

See Note 4 for further information concerning the investment in Juve Stabia.

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

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company has used the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

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

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC). Our year end is December 31. These consolidated financial statements include the accounts of the parent company and its subsidiaries constituting the Company. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The Company reassesses whether or not it controls an investee on a periodic basis, and they are deconsolidated from the date that control ceases.

The consolidated statements of financial position have been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statements of profit or loss have been prepared based on the function of the expenses.

The consolidated statements of cash flows have been prepared using the indirect method.

The consolidated financial statements present all amounts rounded to the nearest euro (“EUR” or “€”), unless otherwise stated. They also present comparative information with respect to previous periods.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies.

All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the group companies in the Company.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Brera FC	Italy	July 31, 2023	100% (via Brera Milano Srl)
Fudbalski Klub Akademija Pandev	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)
UYBA Volley S.s.d.a.r.l	Italy	June 7, 2002	51% (via Brera Holdings PLC)
Tiverija Brera AD Strumica	Macedonia	June 13, 2024	100% (via FKAP)

Functional and Presentation Currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in euro (the Company’s presentation currency).

Entity	Functional Currency
Brera Holdings. PLC	United States dollar (“US$”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
UYBA Volley S.s.d.a.r.l	Euro (“EUR”)
Tiverija Brera AD Strumica	Macedonian Denar

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

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

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet and at historical rates for equity.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

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

Going Concern Assumption

In early 2022, Russia initiated a war on Ukraine. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The Company’s board of directors is monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

In preparing the consolidated financial statements, the management of the Company have given careful consideration to the future liquidity of the Company. During the year ended December 31, 2024, the Company incurred a net loss of EUR5,048,861 and had net cash used in operations of EUR3,121,362. While the Company had shareholders’ equity of EUR3,818,597 as of December 31, 2024, the Company also had deficit working capital of EUR459,288.

As discussed in Note 4, on December 9, 2024, the Company announced that it had agreed to acquire a majority ownership interest in Juve Stabia through a payment of cash and the issuance of Class B Ordinary Shares. In December 2024, the Company completed two closings of a private placement offering under which we sold 545,000 Series A Preferred Shares (“Series A Preferred Shares”) at an offering price of US$5.00 per share for total gross proceeds of US$2,725,000. See Note 18 for further information. We used proceeds from this offering to fund the initial portions of our acquisition of Juve Stabia, as well as to fund our working capital requirements.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the period-end date. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has evaluated the adverse conditions noted above and even though the adverse conditions were expected due primarily to the fact that the Company is in early stages of growth and transformation, the conditions have raised substantial doubt about the entity’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financing, and government or other third-party funding. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The inability to obtain future additional funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its business development projects, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern and therefore the Company may be unable to realize the assets and discharge the liabilities in the normal course of business.

Management has evaluated the adverse conditions noted above and concluded there is substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Company were unable to continue as a going concern.

Historical Cost Convention

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Judgements and Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which by their nature are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

-	Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit loss (“ECL”) (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions), and for the fair value measurements of options and warrants.

-	Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets and for measuring impairment of intangibles.

-	Assessment of the lease term of lease liabilities depending on whether the Company is reasonably certain to exercise the extension options.

Business Combinations

The Company accounts for business combinations using the guidance in IFRS 3, Business Combinations. The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred.

●	liabilities incurred to the former owners of the acquired business.

●	equity interests issued by the Company.

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are costs the Company incurs to affect a business combination. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

The excess of (a) the consideration transferred, (b) the amount of any non-controlling interest in the acquired entity, and (c) the acquisition date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

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

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our Company had cash equivalents of EUR1,223,864 and EUR2,293,518 as of December 31, 2024 and 2023, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, accounts receivable, trade and other receivables, deposits and prepayments, loans receivable, trade and other payables, deferred revenue, lease liabilities, lease liabilities, loans payable, and income tax payable maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy of assets and liabilities that are recognized and measured at fair value in the financial statements as of December 31, 2024 and 2023 are as follows (level 3 inputs are not applicable):

Fair Value Measurement Using
Level 2
EUR

December 31, 2024
Non-current liabilities
Trade and other payables	1,196,039
Lease liabilities	496,714
Loan payable	217,220
Contingent consideration	120,000

December 31, 2023
Non-current assets
Financial assets at fair value through profit and loss	426,320
Non-current liabilities
Trade and other payables	763
Lease liabilities	601,000
Loan payable	226,077
Contingent consideration	181,000

Financial Risk Factors

Our Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables and other receivables.

As of December 31, 2024, one customer accounted for more than 10% of the Company’s trade and other receivables and as of December 31, 2023, one customer accounted for 10% of the Company’s trade receivables. In order to minimize credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures for extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

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

As of December 31, 2024 and 2023, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to EUR1,454,144 and EUR1,570,907 respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing estimated credit loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount EUR	Loss allowance EUR	Net carrying amount EUR
2024
Trade receivables	Lifetime ECL – Not credit-impaired	1,024,575	20,324	1,004,251
Other receivables	12-month ECL	37,593	-	37,593
		1,062,168	-	1,041,844

2023
Trade receivables	Lifetime ECL – Not credit-impaired	348,200	-	348,200
Other receivables	12-month ECL	-	-	-
		348,200	-	348,200

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk to is ensure, as far as possible, that we will always have sufficient funds to meet liabilities when due. We also manage liquidity risk by continuously monitoring actual and budgeted expenses.

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect our income or the value of our holdings of financial instruments. We have limited exposure to any market risk.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Company in the current reporting period and future years. Our primary interest rate relates to interest-bearing long-term borrowings. At this time, the Company only has fixed rate loans so any interest rate change would have no effect. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

The Company’s primary interest rate relates to interest-bearing long-term borrowings. The interest rate and terms of repayment of bank loans are disclosed in Note 11 of these consolidated financial statements.

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

Deferred Offering Costs

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”). The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the IPO took place on January 31, 2023. Upon completion of the IPO, these deferred offering costs were reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

Property, Plant and Equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at original cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fixtures	5
Office equipment and software	5
Motor vehicles	10
Building	20
Other	5

Impairment on Property, Plant and Equipment and Right-of-Use Assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

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

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. No impairment losses were recognized on property, plant and equipment or right-of-use assets during the fiscal years 2024 and 2023.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) resulting from a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

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

Share-Based Compensation

The Company grants share options and awards to the Company’s directors, officers, employees, and consultants. In accordance with IFRS 2 Share Based Payments, the fair value of each option or award is calculated on the grant date. The fair value of share options is measured using the Black-Scholes pricing model whereas the fair value of share awards is determined based on the most recent trading price of the relevant shares and the resulting cost of share options or awards granted is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of profit or loss over the vesting period. Where share options or awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche’s vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of profit or loss with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of share options is credited to capital shares. When vested options are forfeited or are not exercised at the expiration date, the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Financial Instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instrument. Purchases or sales are transactions that require delivery of assets within the time frame established by regulation or convention in the marketplace. Purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

(i) Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost, and debt instruments or receivables subsequently measured at fair value through comprehensive income. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9.

The Company performs impairment assessment under ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(ii) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is considered when assessing whether credit risk has increased significantly:

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

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, the management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(iii) Definition of default

The Company considers for internal credit risk management purposes, based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iv) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(v) Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

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

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received is recognized in profit or loss.

Financial Liabilities and Equity

Classification as Debt or Equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Sale of shares are recorded at the proceeds received, net of direct issue costs while issuances of stock award, options and warrants are recorded at the fair market values on the dates of issuance or grant.

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

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract asset represents the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Company’s unconditional right to consideration, i.e., only the passage of time is required before payment of that consideration is due.

A contract liability represents the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

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

The Company enters into services agreements and statements of work which set out the details of the work streams for each project to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

●	In 2023, the Company transitioned its business model to acquiring and operating professional sports teams worldwide. The principal activities of the Company for the year ended December 31, 2023 were advertising and sponsorships associated with the operation of its international sports teams. This business model continued into the year ended December 31, 2024. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements.

Our revenue has been disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The categories of the majority or our revenue during the years ended December 31, 2024 and 2023 are as follows:

●	Advertising and Sponsorships – we entered into advertising and sponsorship agreements which typically are for 1 to 3 years. Our performance obligation under these agreements is to display sponsors’ name and image at contractually agreed to events. We recognize revenue over the terms of the agreements in line with the performance obligations included within each agreement based on the sponsorship rights enjoyed by the sponsor. In instances where the rights remain the same over the duration of the agreement, revenue is recognized as performance obligations are satisfied evenly over time, i.e. on a straight-line basis. Recognizing revenue in this category requires significant estimation and judgment.

●	Ticketing – we sold tickets to our sporting events both for an entire season and on a single ticket basis. For any tickets, we recognized revenue at the time the ticket is sold.

●	Youth League – we operated volleyball schools for younger ages. We recognize revenue over the school term.

●	Store – we sold merchandise at events. We recognize revenue at point of sale.

●	Player Transfers – we occasionally entered into transfer agreements, commercial partner agreements and other contracts. A transfer is a business transaction between two clubs which sees a player move from one club to the other. If a player is under contract, the club wishing to secure his or her services are usually expected to pay compensation - otherwise known as a transfer fee.

The Company has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

Interest Income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company accounts for leases under the guidance of IFRS 16. For leases entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Short-Term Leases and Leases of Low-Value Assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Lease Liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Company under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the consolidated statements of financial position.

Right-of-Use Assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are amortized on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase cost of goods, direct labor. Costs of purchases inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are accounted for on a first-in-first-out (FIFO) basis.

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

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. See Note 11 for further information about the Company’s accounting for trade receivables.

Trade And Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Intangible Assets

Goodwill

Goodwill is monitored by management at the level of each operating segment. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date). Goodwill is measured as described in the Business Combinations section above. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The Company performed its annual impairment assessment and determined that no impairment losses were required to be recognized for the fiscal years 2024 and 2023.

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions.

Investments And Other Financial Assets

Classification

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and Derecognition

Purchases and sales of financial assets are recognized on trade date, being the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt Instruments

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. There are three measurement categories into which the Company classifies its debt instruments:

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

Equity Investments

The Company measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its financial instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loans

Loans are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the loans using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Note 3 — Acquisitions

FKAP

As stated in Note 1, in April 2023, the Company acquired 90% of the European first division football team FKAP. FKAP is located in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC. Under the FKAP Acquisition, for the 90% ownership, we agreed to pay a total of EUR600,000 in cash. In addition to the cash payment, as contingent consideration, the Company agreed to issue to Goran Pandev a number of restricted Class B Ordinary Shares each year over a ten-year period beginning December 31, 2023. The number of Class B Ordinary Shares to be issued shall be equal to the quotient of the applicable net income amount (“ANIA”) divided by the volume weighted average price per share. The ANIA shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

December 31, 2023
EUR
Cash purchase	600,000
Contingent consideration	142,000
Total purchase consideration	742,000

As of December 31, 2024 and 2023, the fair value of the contingent consideration was EUR120,000 and EUR181,000, respectively. These amounts were estimated by looking at the income levels over the last seven years to get an average and calculating the present value of the future expected cash flows. The estimates are based on a discount rate of 25% and assumed probability-adjusted sales of FKAP over the next 9 years.

IFRS 3 Purchase Price Allocation of FKAP

Final Fair Value December 31, 2023
EUR
Net Tangible Assets
Net working capital	(77,113)
Fixed assets	-
Amounts due to related parties	(88,912)
Total tangible asset allocation	(166,025)

Identifiable Intangible Assets
Broadcasting rights	75,000
Brand	710,000
Player contracts	130,000
Total identifiable intangible assets	915,000

Implied goodwill	75,469

Business Enterprise Value (BEV)	824,444
-
Less: Non-controlling interest	(82,444)
Total Purchase Price (Equity Basis)	742,000

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting Policy Choice for Non-Controlling Interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in FKAP, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

UYBA

As stated in Note 1, in July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,500 for the 51% ownership.

IFRS 3 Purchase Price Allocation of UYBA

Fair Value July 31, 2023
EUR
Net Tangible Assets
Current assets	323,081
Current liabilities minus short term debt	1,308,742
Net working capital	(985,661)
Fixed assets	222,287
Financial assets	122,150
Other liabilities	(628,418)
Total tangible asset allocation	(1,269,642)

Identifiable Intangible Assets
Advertising relationships	235,000
Season ticketholder relationships	200,000
Stadium lease	620,000
Brand	1,775,000
Player contracts	285,000
Total identifiable intangible assets	3,115,000

Assembled workforce	145,000
Implied goodwill (excl. assembled workforce)	22,022
Total economic goodwill	167,022

Business Enterprise Value (BEV)	2,012,380

Deduct: Debt	(364,341)

Total Purchase Consideration (Equity Basis)	1,648,039
Less: Non-controlling interest	(807,539)
Total Purchase Price	840,500

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting Policy Choice for Non-Controlling Interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in UYBA, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

Note 4 – Investment in Juve Stabia

On December 9, 2024, the Company announced that it had agreed to acquire a majority ownership interest in Juve Stabia, through share capital and reserve increases in the Club. Our investment will consist of both payments of cash and issuances of our Nasdaq-listed shares in a multi-step process that will ultimately give the Company a total of approximately 52% of the issued and outstanding share capital of Juve Stabia after such acquisition, with the Company owning approximately 22%, 35%, 38%, and 52% of the share capital as a result of each step, respectively. In the first step, on December 31, 2024, paid EUR500,000 in cash and issued 3,200,000 Class B Ordinary Shares valued at EUR2,000,000 (approximately US$2,087,000). In the second step, on January 10, 2025, we issued an additional 2,400,000 Class B Ordinary Shares valued at EUR1,500,000 (approximately US$1,560,000) and paid an additional EUR1,000,000 in cash. In the third step, on February 11, 2025, the Company paid EUR500,000 and did not issue any Class B Ordinary Shares. The fourth step in this transaction was scheduled for March 31, 2025, but has not occurred since the due diligence process, which involves legal, financial and management review, has not been completed yet, and it must be completed for the fourth and final step to take place. At the time of the fourth step, the amounts of the final Class B Ordinary Share issuance and cash payment will be determined. Upon completion of these steps, Brera will be the Club’s majority shareholder, and a Shareholder Agreement with the other shareholder, XX Settembre Holding S.r.l. (“XX Settembre”), through its owner, Andrea Langella, will further enable integration into our multi-club framework.

We determined that this transaction is a business combination achieved in stages, or a step acquisition as discussed in paragraph 41 of IFRS 3. In a step acquisition, IFRS 3 defines the acquisition date as the date the acquirer obtains control of the acquiree. In a combination effected by a sale and purchase agreement, this is generally the specified closing or completion date. While IFRS also defines control as having a majority of board seats or decision-making authority, our Company has no board seats and no decision-making authority for Juve Stabia at December 31, 2024 and will not have such a majority of board seats or authority until the final closing. Therefore, for the Juve Stabia acquisition, the date of the final closing is date that final consideration will be paid and control of approximately 52% ownership will be obtained.

As of December 31, 2024, Brera’s ownership in Juve Stabia was approximately 22% and no control had been obtained. Accordingly, the consideration paid as of December 31, 2024 should be treated as an investment at cost and no consolidation of Juve Stabia’s financial information would be required as of that date. It should be noted that IAS 28 states that ownership of 20% or more is evidence of significant influence. Under the equity method, on initial recognition of an investment of 20% or more without control, the investment is recognized at cost. The carrying amount is then increased or decreased to recognize the investor’s share of the subsequent profit or loss of the investee and to include that share of the investee’s profit or loss in the investor’s profit or loss. We determined that the share of Juve Stabia’s loss for one day in 2024 is immaterial.

As of December 31, 2024, we have recorded an investment of €2,500,000 (€2,000,000 in Class B Ordinary Shares and €500,000 in cash) in connection with this transaction.

Note 5 – Financial Instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2024	December 31, 2023
	EUR	EUR
Financial assets
Cash	1,531,994	2,293,518
Trade and other receivables – outside parties	889,022	553,750
Trade and other receivables – related parties	152,822	11,433
Total	2,573,838	2,858,701

Financial liabilities
Trade and other payables – outside parties	4,374,689	3,486,537
Trade and other payables – related parties	260,004	181,507
Deferred revenue	291,141	481,912
Loan payable – outside parties	221,963	325,202
Loan payable – related party	76,554	98,539
Lease liabilities	565,026	708,922
	5,789,377	5,282,619

Note 6 – Property, Plant and Equipment

	December 31, 2024	December 31, 2023
	EUR	EUR

Office equipment	526,486	343,857
Furniture and fixtures	35,350	15,350
Motor vehicles	29,271	29,271
Leasehold improvements	879,194	45,503
Subtotal	1,470,301	433,981
Less accumulated depreciation and amortization	(111,953)	(23,796)
Net	1,358,348	410,184

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to EUR88,158 and EUR23,415, respectively, which were included in general and administrative expenses.

Note 7 – Right-of-Use Assets

	December 31, 2024	December 31, 2023
	EUR	EUR

Arena	494,352	500,277
Flats and houses	153,842	201,037
Subtotal	648,194	701,314
Less accumulated amortization	(140,475)	(50,857)
Net	507,719	650,457

Amount recognized in profit and loss

	December 31, 2024	December 31, 2023
	EUR	EUR
Amortization of right-of-use assets	111,899	50,857
Interest expense on lease liabilities	28,792	13,596
Expenses relating to lease of short-term leases	120,271	112,950

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Note 8 – Intangible Assets

	December 31, 2024	December 31, 2023
	EUR	EUR

Customer relationships	571,100	415,000
Broadcasting rights/sports titles/stadium lease	75,000	75,000
Brand	1,013,000	2,225,000
Player contracts	340,000	415,000
Other	554,767	554,000
Goodwill	896,245	592,491
Subtotal	4,287,258	4,276,491
Less accumulated amortization	(643,820)	(223,113)
Net	2,806,292	4,053,378

The cost of and amortization methods and periods used by the Company for goodwill, customer relationships, broadcasting rights and other intangible assets are disclosed in Note 2 under Intangible Assets. The Company performed its annual impairment assessment and determined that no impairment losses were required to be recognized for the fiscal years 2024 and 2023.

The asset’s useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Note 9 – Financial Assets at Fair Value through Profit or Loss

Financial assets mandatorily measured at fair value through profit or loss include the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Current assets
U.S. listed equity securities	-	106,299
Treasury bond	-	320,021
	-	426,320

During the periods presented below, the following gains (losses) were recognized in profit or loss:

	December 31, 2024	December 31, 2023
	EUR	EUR
Fair value gains (losses) on equity investments recognized in other income (expense)	-	9,436

Note 10 – Loan Receivable

During the year, the Company issued short-term loans primarily for operational purposes. The nature and terms of these loans are outlined below:

Business Purpose: The loans were extended to employees, consultants, and affiliated entities to support short-term operational needs, including funding payroll, fee advances, and other working capital requirements. All operational loans were issued in the ordinary course of business to maintain uninterrupted operations.

Terms: The loans were unsecured, short-term, non-interest-bearing, and repayable on demand.

All loans were fully settled by December 31, 2024, with the exception of those issued to Brera Ilch NGO and Sport For Life, which remained outstanding as of the reporting date.

The loan receivable amounts consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Current assets
Short term loan receivable – related parties	311,171	19,514
	311,171	19,514

Note 11 – Trade and Other Receivables

Trade and other receivables consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Trade receivables – outside parties	889,022	553,750
Trade receivables – related parties	152,822	11,433
	1,041,844	565,183

The credit period on rendering of service to outside parties is based on ordinary course of business practices. Trade receivables are mainly made up of advertising, sponsorships, and naming rights.

Any loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. As of the end of each reporting period presented above, management considers the ECL for trade and other receivables to be insignificant.

Note 12 – Deposits and Prepayments

Deposits and prepayments consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Deposits – outside parties	24,905	3,813
Prepayments – outside parties	23,864	67,909
	48,769	71,722

Prepayments consist mainly of yearly registration fees to professional leagues and legal and professional deposits.

Note 13 –Trade and Other Payables

Trade and other payables consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Current:
Trade and other payables – non-related parties	3,178,650	3,485,774
Trade and other payables – related parties	260,004	181,507
Subtotal	3,438,654	3,667,281
Non-current:
Trade and other payables – non-related parties	1,196,039	-
Trade and other payables – related parties	-	763
Subtotal	1,196,039	763
Total	4,634,693	3,668,044

Trade payables mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payables mainly represent accruals, VAT and other taxes payable.

Note 14 – Loans Payable

Loans Payable to Non-Related Party

Loans payable to non-related parties consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Unsecured – at amortized cost:
Unsecured – at amortized cost: (2022: interest rate: 0.75% per annum)	221,963	325,202

Analyzed between:
Current portion – due within 1 year	81,297	99,125
Non-current portion – due within 2 to 5 years	140,666	226,077
	221,963	325,266

The loans were drawn in 2021 and 2023 from an independent third party. The weighted average annualized interest rate is 2.46% per annum. The weighted average loan term is 3.2 years. This balance includes a loan extended to companies during Covid to allow UYBA and Brera Milano to continue operations while the public could not attend events.

Loans Payable to Related Parties

Director Loans

In April 2023, we received an interest-free loan from Goran Pandev, one of our directors, in the amount of EUR76,554, which was to be repaid within one year and, accordingly, the loan was classified as a current liability on our Consolidated Statement of Financial Position at December 31, 2023. In November 2024, the loan was revised to be repaid no later than three years from its date of issuance. As such, as of December 31, 2024, we have classified the loan as a non-current liability on our Consolidated Statement of Financial Position as of December 31, 2024. The amount of imputed interest is immaterial.

During the period August 29, 2024 to November 29, 2024, Daniel Jospeh McClory, the Company’s Executive Chairman, made short-term interest-free loans to the Company of EUR293,580 (US$305,000). On December 31, 2024, Mr. McClory entered into a cancellation and exchange agreement, pursuant to which he cancelled loans in the amount of EUR293,580 (US$305,000) in exchange for 488,000 of our Class A Ordinary Shares at a price of US$0.625 per share, which is the same price used in the Company’s Series A Preferred Share offering. This price was determined based on the 15-day volume-weighted average price (VWAP) in November 2024. As of December 31, 2024, there is NIL balance of Mr. McClory’s loans on our Consolidated Statement of Financial Position.

Note 15 – Lease Liabilities and Commitment

The Company entered into lease agreements for the arena and athlete housing with expiration dates ranging from 2024 to 2039. The lease terms were between 2 to 16 years. In addition, the majority of the lease amounts result from the acquisition of UYBA, where the Company has a lease on the arena through 2039.

A maturity analysis of lease liabilities based on undiscounted gross cash flow is shown in the table below:

	December 31, 2024	December 31, 2023
	EUR	EUR
Less than 1 year	161,235	185,738
1 to 5 years	180,000	260,569
5 to 10 years	225,000	225,000
10 to 15 years	211,250	225,000
More than 15 years	-	28,335
Total undiscounted cash flow	859,060	924,642
Less: interest to be paid	(212,459)	(215,720)
Total lease liabilities	565,026	708,922

Non-current lease liabilities	496,714	601,000
Current lease liabilities	68,312	107,922
Total lease liabilities	565,026	708,922

Note 16 – Deferred Tax Balances

	December 31, 2024	December 31, 2023
	EUR	EUR
The balance comprises temporary differences attributable to:
UYBA deferred tax liability	—	6,647
	—	6,647

The opening deferred tax liability has been reversed in 2024.

Deferred Income Taxes

A. Deferred Tax Assets and Losses Not Recognized

As of 31 December 2024, the Company has tax losses and deductible temporary differences resulting in potential deferred tax assets of EUR509,015. These have not been recognized in the consolidated financial statements due to the uncertainty regarding the availability of sufficient future taxable profits in the respective jurisdictions to utilize these tax benefits, in accordance with IAS 12.34–35.

Deferred Tax

	[EUR]
	Brera Holdings	UYBA	Brera Milano	FKAP	Consol P&L Adjusting items	Total
Net Loss before taxes	3,224,458	578,869	671,629	196,483	418,559	5,089,998
Non-deductible for tax purposes	1,170,033	134,219	358,700	15,751	-	1,678,703
Net Loss post Non-deductibles	2,054,425	444,650	312,929	180,732	418,559	3,411,295
Tax Rate	13%	24%	24%	10%	13%
Income tax recovery at statutory rates	256,803	106,716	75,103	18,073	52,320	509,015
Effect of tax rate change	-	-	-	-	-	-
Effect of rate difference	-	-	-	-	-	-
Total Deferred Tax Assets	256,803	106,716	75,103	18,073	52,320	509,015
Unrecognized Deferred Tax Assets	256,803	106,716	75,103	18,073	52,320	509,015
Net Deferred Tax Assets Recognized	-	-	-	-	-	-

These deferred tax assets remain unrecognized due to the absence of sufficient convincing evidence that taxable profits will be available in the foreseeable future to utilize the deductible amounts, as required by IAS 12.

B. Reconciliation of current tax Expense with the reported date is as follows:

	[EUR]	[EUR]
	31-Dec-24	31-Dec-23
Net Loss before taxes	5,089,998	4,870,580
Non-deductible for tax purposes	-	-
Net Loss post non-deductibles	5,089,998	4,870,580
Expected income tax (recovery)/payable – Ireland	(309,123)	-
Expected income tax (recovery)/payable – Italy	(181,819)	41,137
Expected income tax (recovery)/payable – North Macedonia	(18,073)	-
Expected income tax (recovery)/payable – Total	(509,015)	-
Tax loss not recognized	-	(52)
Reversal of opening provision for tax	(41,137)
Unrecognized Deferred Tax Assets	509,015	-
Current tax expenses	(41,137)	41,085

Note 17 – Deferred Revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS –15 - Revenue from Contracts with Customers.

The following is a summary of the sources of deferred revenue:

	December 31, 2024	December 31, 2023
	EUR	EUR
Brera Milano	77,558	278,544
UYBA	198,583	186,094
FKAP	15,000	17,274
Total	291,141	481,912

Note 18 – Share Capital and Other Reserves

The authorized share capital of the Company consists of 350,000,001 shares, consisting of (i) 300,000,000 shares of ordinary shares, with a nominal value of US$0.005 per share, of which 50,000,000 shares are designated Class A Ordinary Shares, nominal value US$0.005 per share, and 250,000,000 shares are designated Class B Ordinary Shares, nominal value US$0.005 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. The rights, including the liquidation and dividend rights, of the holders of our Ordinary Class A and Ordinary Class B shares are identical, except with respect to voting.

Shares Issued for Cash

During the year ended December 31, 2023, our Company sold 1,650,000 shares for cash, 1,500,000 shares of which were related to our January 2023 initial public offering and 150,000 of which were issued in August 2023 to an investor, for aggregate proceeds of approximately EUR6,777,120.

In January 2023, our Company conducted an initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares at an Offering price of US$5.00 per share (the “Offering Price”). The Offering was conducted pursuant to a January 26, 2023 underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC (the “Representative”), as representative of all underwriters named in the Offering documents. Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA.” The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$6,900,000 or EUR6,244,344.

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

In December 2024, the Company completed two closings of a private placement offering of its securities selling 545,000 Series A Preferred Shares at an offering price of US$5.00 per share for total gross proceeds of US$2,725,000 or EUR2,622,967. After deducting the estimated costs for share issuance, the net proceeds totaled US$2,501,545 or EUR2,407,879. Each Series A Preferred Share is convertible at the option of the shareholder into eight (8) Class B Ordinary Shares. We have used the net proceeds from this private placement for working capital requirements as well as to fund the initial cash portion of our investment in Juve Stabia.

Shares Issued for Services

During the year ended December 31, 2024, we granted share awards totaling 1,065,000 Class B Ordinary Shares to twelve individuals. On August 30, 2024, we entered into a Termination Agreement with an individual to whom we had granted a share award for 300,000 Class B Ordinary Shares. Under the agreement, the Company agreed to accelerate vesting of 50,000 of the awarded shares, and the individual agreed to surrender 250,000 of her awarded shares. As a result, the outstanding share awards as of December 31, 2024, totaled 815,000 Class B Ordinary Shares. Share awards totaling 765,000 shares vested on the date of grant and share awards totaling 50,000 shares vest on the first anniversary of the grant date.

During the year ended December 31, 2023, we granted share awards totaling 105,000 Class B Ordinary Shares to two individuals, one of which was our Chief Executive Officer. The share award of 40,000 shares was fully vested upon grant while the share award of 65,000 shares for our Chief Executive Officer vests in three equal annual installments beginning on June 12, 2024. The Chief Executive Officer’s award is dependent upon his continued employment with our Company.

We valued the share awards based on the fair market value of our shares on the dates of grant. During the years ended December 31, 2024 and 2023, we recorded general and administrative expenses of EUR790,781 and EUR109,829, respectively, based on the vesting periods of the share awards.

Share Options

On February 2, 2023, we granted options to purchase 250,000 of our Class B Ordinary Shares to five individuals who served as directors of the Company. The options are exercisable at US$2.00 per share, expire seven (7) years from the date of grant, and vest ratably over a three-year period beginning January 26, 2024. In May 2023, an individual who was granted options to purchase 50,000 shares resigned before any of his options vested and, accordingly, his options were forfeited.

The fair value of each share option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation for all five options totaling EUR638,688 (US$697,319). During the years ended December 31, 2024 and 2023, we recorded general and administrative expenses of EUR170,317 and EUR170,317, respectively in connection with these share options, representing the vested portion of the share options during that period. The assumptions used in determining the fair value of the share options were as follows:

Expected term in years	7 years
Risk-free interest rate	0.344%
Annual expected volatility	125.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the share options is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	-	US$	-
Activity during the year ended December 31, 2023:
Options granted	250,000	US$	2.00
Options forfeited	(50,000)	US$	2.00
Outstanding, December 31, 2023	200,000	US$	2.00
Outstanding, December 31, 2024 (no activity)	200,000	US$	2.00
Exercisable, December 31, 2024	66,667	US$	5.09		US$	0

Conversion of Shares

During the year ended December 31, 2024, holders of 1,850,000 Class A Ordinary Shares converted these shares on a one for one basis into 1,850,000 Class B Ordinary Shares.

Warrants

During the year ended December 31, 2023, we issued a 5-year warrant to purchase 105,000 Class B Ordinary Shares to Revere Securities, LLC (“Revere”), the underwriter in our Initial Public Offering. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of US$5.00 per share. We valued the warrant using the Black-Scholes option pricing model and recorded EUR198,209 as an initial warrant liability and a charge to additional paid-in-capital on the issue date. Since a variable number of shares may be issued for this warrant under certain circumstances, IAS 32 requires it be recorded as a financial liability. As of December 31, 2024 and 2023, we adjusted the fair value of the warrant liability using the Black-Scholes option pricing model to EUR51,364 and EUR34,383, respectively. During the years ended December 31, 2024 and 2023, we recorded other expense of EUR14,183 and other income of EUR163,827, respectively, in the Consolidated Statement of Profit or Loss as a change in the fair value of the warrant liability.

In December 2024, we issued 5-year warrants to Boustead Securities LLC (“Boustead”) to purchase 38,150 Series A Preferred Shares in connection with the private placement offering of 545,000 Series A Preferred Shares described above. The warrants expire in December 2029 and are fully exercisable upon issue at US$5.00 per share. The warrants contain a cashless exercise feature which required Management to determine whether to account for the warrant as equity or as a liability. Following the guidance of IAS 32, paragraph 26, Management considered the probability of occurrence of contingent events and concluded that feature is not genuine as the events are very unlikely to occur. Accordingly, we have classified the warrants as equity. We valued the warrants using the Black-Scholes option pricing model at a total of EUR101,247.

During the years ended December 31, 2024 and 2023, the assumptions used in determining the fair value of the warrant issued to Revere were as follows:

	December 31, 2024	December 31, 2023
Expected term in years	3.1 to 3.6 years	4.1 to 5.0 years
Risk-free interest rate	4.33% to 4.38%	3.63% to 4.13%
Annual expected volatility	144.0% to 146.0%	124.0% to 133.0%
Dividend yield	0.0%	0.0%

During the year ended December 31, 2024, the assumptions used in determining the fair value of the warrants issued to Boustead were as follows:

December 31, 2024
Expected term in years	5.0 years
Risk-free interest rate	4.44% to 4.45%
Annual expected volatility	141% to 144%
Dividend yield	0.0%

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant valuation grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Activity related to the warrants is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	105,350	US$	1.00
Granted during year ended December 31, 2023	105,000	US$	5.00
Outstanding, December 31, 2023	210,350	US$	3.00
Granted during year ended December 31, 2024	38,150	US$	5.00
Outstanding, December 31, 2024 (no activity)	248,500	US$	3.00
Exercisable December 31, 2024	248,500	US$	3.30	3.2	US$	0.00

Equity Incentive Plan

Effective October 26, 2022, our board of directors adopted the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder).

As of December 31, 2024, there are 630,000 shares available for future issuance under the Plan.

Note 19 – Revenue

Revenue – non-related parties	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	EUR	EUR	EUR
Revenue recognized at time of transaction
Player transfers	406,988	122,159	-
Ticketing	150,062	174,247	-
Store	35,495	9,848	-
Subsidies, grants and donations	-	-	-
Short-term leases for non-volley events	63,827	-	-
Revenue recognized over time
Sponsorships	1,157,825	745,452	-
Youth league	106,343	54,690	-
Others	600,242	41,096	-
Consulting revenue	-	-	162,407
Total revenue – non-related parties	2,520,782	1,147,492	162,407

Revenue – related parties	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	EUR	EUR	EUR
Revenue recognized at time of transaction
Player transfers	-	-	-
Ticketing	-	-	-
Store	-	-	-
Subsidies, grants and donations	-	-	-
Short-term leases for non-volley events	-	-	-
Revenue recognized over time
Sponsorships	336,990	-	-
Youth league	-	-	-
Others	28,347	-	-
Consulting revenue	-	-	-
Total revenue – related parties	365,337	-	-

For the year ended December 31, 2024, all revenue was generated from sales transactions with independent third parties totaling EUR2,520,782 and with related parties totaling EUR365,337. Comparatively, for the same periods in 2023 and 2022, revenue from independent third parties amounted to EUR1,147,492 and EUR162,407, while revenue from related parties totaled nil and nil.

For the year ended December 31, 2024, the Company mainly generated revenues from advertising and sponsorships, subsidies, grants and donations, ticketing revenues and player transfer fees. They also generated revenues from training fees and youth leagues. Other revenues are mainly comprised of facility space rented out for other events, media rights, parking and marketing contracts. For the years ended December 31, 2023 and 2022, EUR745,452 and EUR162,407 were generated from consulting services.

No customerTwo customers accounted for over 10% of the Company’s total revenue representing 23% of the Company’s total revenue for the year ended December 31, 2024. No customer accounted for over 10% of the Company’s total revenue for the year ended December 31, 2023. Three customers, each accounted for over 10% of the Company’s total revenue, representing 74% of the Company’s revenue for the year ended December 31, 2022.

As of and for the year ended December 31, 2024, the Company’s top customers and associated trade receivables were as follows:

Customer – non-related parties	Revenue	Associated Trade Receivables
	EUR	EUR
LLC FC Polissia	200,140	-
Influencer Football League LLC	200,000	216,476
Macron	126,385	-
Katamon Fans Club Israel	109,943	-
BURSON COHN e WOLFE SRL	83,077	56,669
Total	791,545	273,145

Customer – related parties
E-Work	238,577	118,680
Laica	92,308	26,154
Edimen	28,452	3,758
Studio Pirola Associati	1,500	-
Total	360,837	148,952

Revenue by Geographic Region

Region	Revenue for the year ended December 31, 2024	Revenue for the year ended December 31, 2023	Revenue for the year ended December 31, 2022
	EUR	EUR	EUR
Italy	2,195,953	990,127	162,407
North Macedonia	490,166	157,365	-
Ireland	200,000	-	-
Total	2,886,119	1,147,492	162,407

Note 20 – Cost of Revenue

The cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers. During the years ended December 31, 2024, 2023 and 2022, cost of revenue from non-related parties totaled EUR222,426, EUR100,877, and EUR25,180, respectively. Cost of revenue from related parties for the year ended December 31, 2022 was EUR65,090 while there was no cost of revenue from related parties for the years ended December 31 2024 and 2023.

In the years ended December 31, 2024 and 2023, one supplier, and in the year ended December 31, 2022, four suppliers, each accounted for over 10% of the Company’s total cost of revenue, representing 52% ,125%, and 56% of the Company’s cost of revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Trade payable from these suppliers was nil, EUR126,521 and EUR37,853 as of December 31, 2024, 2023 and 2022, respectively.

Note 21 – Segment Reporting

Basis of Segmentation

The Company’s Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, regularly reviews financial and operational information by business line to assess performance and allocate resources. Based on the current internal reporting structure and in accordance with the aggregation criteria outlined in IFRS 8.12, the Company monitors its results across four operating segments.

Below are the details of each segment and their respective revenue streams:

Segment 1: Sponsorships

This segment includes revenue generated from sponsorship agreements, primarily derived from providing exposure to the sponsor’s brand through promotional activities, event placements, free tickets, and participation rights in sponsored events.

Segment 2: Ticketing, short-leases, store and youth league

This segment includes the following revenue streams:

●	Sales of event tickets: Revenue from the sale of event tickets.

●	Renting the arena for non-volleyball events hosted by UYBA: Revenue from renting the arena for non-volleyball events hosted by UYBA.

●	Merchandise Sales: Revenue generated from the sale of branded merchandise.

●	Youth Training Programs: Revenue from youth training programs conducted during the sports season, typically spanning from September to October.

Segment 3: Player Transfers

This segment accounts for revenue generated from transferring players to other clubs.

Segment 4: Other Revenue

This segment encompasses various other revenue streams, including consulting services, one-off events, and similar activities.

Segment-Specific Policies

Segment 1: Sponsorships

Revenue Stream: Sponsorship agreements.

Recognition: Revenue is recognized over time as performance obligations are satisfied. This includes exposure of sponsor brands through jerseys, event placements, promotional spots, and other agreed deliverables.

Performance Obligations: A single performance obligation is identified as the services are interdependent and delivered as a cohesive package throughout the contractual period.

Measurement: Progress is measured based on milestones such as matches played or events conducted, which directly link to the sponsor’s benefits.

Segment 2: Ticketing and Related Activities

Revenue Streams: Event ticket sales, renting the arena for non-volleyball events, merchandise sales (store) and youth training programs.

Recognition:

Ticket Sales: Revenue recognized at a point in time when the event occurs.

Arena Rentals: Revenue recognized over the rental period.

Merchandise Sales: Recognized at the point of sale when control transfers to the customer.

Youth Training: Recognized over the training program period.

Measurement: Transaction price is allocated based on observable stand-alone selling prices.

Segment 3: Player Transfers

Revenue Stream: Revenue from transferring players to other clubs.

Recognition: Revenue recognized at the point in time when control of the player’s registration rights is transferred.

Measurement: Based on the agreed transaction price in the transfer agreement.

Segment 4: Others

Revenue Streams: Consulting services, one-off events, and miscellaneous activities.

Recognition: Revenue is recognized either at a point in time or over time depending on the nature of the services provided.

Performance Obligations: These are identified based on the distinct services provided under each contract.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the years ended December 31, 2024, 2023 and 2022, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Year Ended December 31, 2024 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Provision for Income Taxes	Segment Profit/(Loss)
Sponsorships	1,494,814	(4,561,487)	(3,066,673)	224,603	31,023	(2,811,047)
Ticketing, short-leases, store and youth league	355,727	(1,173,919)	(818,192)	53,518	7,381	(757,293)
Player transfers	406,988	(1,079,086)	(672,098)	76,166	564	(595,368)
Others	628,589	(1,627,666)	(999,077)	111,755	2,169	(885,153)
	2,886,118	(8,442,158)	(5,556,040)	466,042	41,137	(5,048,861)

Year Ended December 31, 2023 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Provision for Income Taxes	Segment Profit/(Loss)
Sponsorships	745,452	(4,096,722)	(3,351,270)	3,25,199	(30,780)	(3,056,851)
Ticketing, short-leases, store and youth league	238,785	(1,326,543)	(1,087,758)	104,169	(8,411)	(992,000)
Player transfers	122,159	(834,389)	(71,2230)	53,291	(1,000)	(659,938)
Others	41,096	(261,005)	(219,908)	17,928	(895)	(202,875)
	1,147,492	(6,518,659)	(5,371,167)	500,587	(41,085)	(4,911,665)

Year Ended December 31, 2022 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Segment Profit/(Loss)
Sponsorships	-	-	-	-	-
Ticketing, short-leases, store and youth league	-	-	-	-	-
Player transfers	-	-	-	-	-
Others	162,407	(1,389,143)	(1,226,736)	(119)	(1,226,855)
	162,407	(1,389,143)	(1,226,736)	(119)	(1,226,855)

Segment Asset and Liabilities as of December 31, 2024 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	4,361,641	(5,676,164)
Ticketing, short-leases, store and youth league	849,759	(251,541)
Player transfers	861,028	(217,622)
Others	4,045,865	(154,368)
	10,118,293	(6,299,695)

Segment Asset and Liabilities as of December 31, 2023 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	5,704,983	(5,076,251)
Ticketing, short-leases, store and youth league	1,645,095	(248,116)
Player transfers	854,231	(165,542)
Others	285,967	(55,877)
	8,490,276	(5,545,786)

Segment Asset and Liabilities as of December 31, 2022 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	-	-
Ticketing, short-leases, store and youth league	-	-
Player transfers	-	-
Others	1,125,099	(1,256,312)
	1,125,099	(1,256,312)

Note 22 – General and Administrative Expenses

General and administrative expenses consist of the following categories:

	December 31, 2024	December 31, 2023	December 31, 2022
	EUR	EUR	EUR
NON-RELATED PARTIES
Advertising and marketing expenses	247,255	303,651	17,566
Audit fees	159,414	151,486	-
Bad debt expenses	153,572	582,467	5,261
Bank and other charges	16,382	18,100	4,424
Cleaning expenses	-	-	8,888
Expenses on short term leases	120,271	112,950	2,951
Depreciation and amortization expense	620,761	297,385	96,311
Directors’ fees	(35,507)	194,042	118,699
Employee benefits expense	514,937	340,241	38,993
Finance costs	-	-	-
Expense related to contingent consideration	-	39,000	-
Foreign exchange losses (or gains)	4,211	-	-
Freight and transportation costs	159,214	67,096	39,466
Insurance expenses	122,951	83,566	3,190
Legal and professional fees	1,891,424	1,775,457	643,825
Listing fee	-	-	47,464
Medical and health services and materials	12,068	-	-
Office expenses	7,556	-	-
Office supplies and administrative expenses	203,674	431,180	10,453
Other administrative expenses	-	5,192	72,746
Player management expenses	885,777	387,781	-
Player registration and deletion	2,759	1,693	-
Provision for income taxes	-	-	-
Repairs and maintenance expenses	75,777	28,858	-
Share based expenses	537,833	190,086	-
Subscriptions	-	-	427
Stamp duties and other taxes	312,081	712,377	5,214
Training and development expenses	54,746	44,551	-
Travel and entertainment expenses	288,052	370,758	33,651
Utilities and rent	277,176	58,961	3,344
Warrant expense	-	198,209	-
	6,632,384	6,395,087	1,152,873

RELATED PARTIES
Advertising and marketing expenses	204,957	20,000	-
Bad debt expenses	12,099	-	-
Directors’ fees	258,167	-	-
Employee benefits expense	10,960	-	-
Legal and professional fees	571,455	-	46,000
Office supplies and administrative expenses	10,918	2,695	-
Sponsorship	-	-	100,000
Share based expenses	423,264	-	-
Travel and entertainment expenses	35,354	-	-
Utilities and rent	60,176	-	-
	1,587,350	22,695	146,000

Note 23 – Other Income

Other income for the years ended December 31, 2024, 2023 and 2022 is EUR466,042, EUR333,898 and nil respectively. The amount for the year ended December 31, 2024, consists mainly of EUR556,580 grants received from FFM, interest income primarily from bank deposits, and EUR64,501 from the reversals of certain accruals to correct balances. The amount from December 31, 2023, consists mainly of tax voucher program in North Macedonia set up to provide support for the countries sports organizations which provides income to FKAP, government funding, UEFA youth funding, and interest earned on bank balances in Brera Holdings.

Note 24 – Provision for Income Taxes

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The Company was incorporated in Ireland on June 30, 2022, no provision for income taxes in Ireland has been made as Brera Holdings PLC did not generate any Ireland taxable income for the years ended December 31, 2024, 2023 or 2022. The corporate tax rate for trading income in Ireland is 12.50% for the years ended December 31, 2024, 2023 and 2022.

Italy

The Company conducts a majority of its business in Italy and is subject to tax in this jurisdiction. During the years ended December 31, 2024, 2023 and 2022, all taxable income (loss) of the Company is generated in Italy. As a result of its business activities, the Company files tax returns that are subject to examination by the Italian Revenue Agency.

Italian companies are subject to two enacted income taxes at the following rates:

	2024	2023	2022
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	3.90%	3.90%	3.90%

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

For the years ended December 31, 2024, 2023 and 2022, the Company’s income tax expenses are as follows:

	2024	2023	2022
	EUR	EUR	EUR
Current tax expenses	(41,137)	41,085	-
	(41,137)	41,085	-

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023	2022
	EUR	EUR	EUR
(Loss) profit before tax for the year	(5,089,998)	(4,870,580)	(1,226,855)

Expected income tax recovery – IRES	41,137	40,902	(112,400)
Expected income tax recovery – IRAP	-	235	(18,265)
Expected income tax recovery – Ireland	-	-	(94,815)
Tax loss not recognized	-	(52)	225,480
Current tax expenses	41,137	41,085	29,331

North Macedonia

North Macedonian companies are subject to corporate tax on their worldwide income. North Macedonian companies are companies incorporated in North Macedonia. Foreign companies are taxed in North Macedonia on their profits generated from activities conducted through a permanent establishment in the country and on income from North Macedonian sources. The corporate tax rate for trading income in North Macedonian is 10% for the years ended December 31, 2024, 2023 and 2022.

Note 25 – Basic and Diluted Loss Per Share

The Company computes net loss per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Basic net loss per share is computed using the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding during the year to assume conversion of all potentially dilutive securities to ordinary shares. Because the Company has reported a net loss for each of the years ended December 31, 2024, 2023 and 2022, diluted net loss per ordinary share is the same as basic net loss per common share for such periods as the inclusion of any dilutive ordinary shares during these periods would result in the net loss per ordinary share calculation to be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2024, 2023 and 2022, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	December 31, 2024		December 31, 2023		December 31, 2022
Amounts in EUR except for shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares

Numerator:
Total net loss attributable to Parent	(4,404,836)	(4,404,836)	(4,438,440)	(4,438,440)	(1,226,855)	(1,226,855)
Allocation of net loss between Class A and Class B Ordinary Shares	(2,324,893)	(2,079,943)	(2,936,572)	(1,411,868)	(1,079,683)	(147,172)
Denominator:
Weighted average shares	6,562,180	5,870,792	7,700,000	3,702,068	5,203,562	709,301
Basic and diluted net loss per share	(0.36)	(0.36)	(0.38)	(0.38)	(0.21)	(0.21)

Note 26 – Related Parties

Amounts of trade and other receivables and trade and other payables due to or from related parties as of December 31, 2024 and 2023 are shown in the table below. Loans payable to related parties are disclosed elsewhere in these consolidated financial statements.

	December 31, 2024	December 31, 2023
	EUR	EUR
Trade and other receivables – related parties
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	3,758	-
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, CEO of parent of Sutter Securities)	480	-
LAICA SPA (Minority shareholder of UYBA)	26,154	-
E-WORK SPA (Minority shareholder of UYBA)	118,680	11,433
Leonardo Aleotti (Director of SSD)	3,750	-
Total	152,822	11,433

Loan receivables – related parties
Sport for Life (Owned by Sasho Pandev, brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	279,424	-
Brera Ilch Ngo	31,746	-
Total	311,170	11,433

Trade and other payables – related parties
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	17,059	22,418
Pandev Sports (Owned by Goran Pandev, a director and minority shareholder for Brera Holdings and minority FKAP shareholder)	-	4,175
Linking Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	13,303	6,100
E-Work Holding Srl (UYBA’s shareholder)	15,421	6,966
Minerva Valuations (Owned by Abhi Mathews, a director and minority shareholder of Brera Holdings)	46,852	-
Pietro Bersani (Director and minority shareholder of Brera Holdings)	26,952	-
Alberto Libanori (Director and minority shareholder of Brera Holdings)	24,545	-
Christopher Gardner (Director and minority shareholder of Brera Holdings)	24,545	-
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	17,326	-
Sashko Pandev (Brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	1,620	-
SPORTS CENTER PANDEV (Owned by Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	11,283	-
40&FAC CONSULTING SRLS (Minority shareholder of UYBA)	7,320	-
E-WORK SPA (F) (Minority shareholder of UYBA)	15,768	-
STUDIO PIROLA ASSOCIATI SRL (F) (Owned by Guiseppe Pirola, director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	22,670	-
CIRCUITO LOMBARDIA SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	364	141,848
Studio Facchinetti (Owned by Facchinetti Simone, a director and minority shareholder of UYBA)	3,476	-
DCS & PARTNER (Related to Francesca Duva, ex-CEO of Milano)	11,500	-
Total	260,004	181,507

Director loan – related party
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	75,501	98,539
Aleksandra Terziski (Director of ZFK)	852
Total	76,353	98,539

During the year ended December 31, 2024, the Company engaged the following related parties to provide goods and services, resulting in revenue transactions:

Related Party and Relationship	Nature of Transaction	EUR
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	Sponsorship and other revenue	28,452
STUDIO PIROLA ASSOCIATI SRL (Owned by Guiseppe Pirola, a director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Sponsorship revenue	1,500
E-WORK SPA (Minority UYBA shareholder)	Sponsorship and other revenue	239,877
Laica Spa (Minority UYBA shareholder)	Sponsorship and other revenue	95,507
Total Revenue – related parties		365,336

During the year ended December 31, 2024, the Company engaged the following related parties to provide services:

Related Party and Relationship	Nature of Transaction	EUR
Minerva Valuations (Owned by Abhi Mathews, a director and minority shareholder of Brera Holdings)	Legal and professional fees	44,970
Abhi Mathews (Director and minority shareholder of Brera Holdings)	Share based expenses	27,322
Alberto Libanori (Director and minority shareholder of Brera Holdings)	Directors’ fees	47,118
Alberto Libanori (Director and minority shareholder of Brera Holdings)	Share based expenses	42,579
Boustead Securities LLC (Daniel Joseph McClory, Executive Chairman of Brera Holdings, is CEO of parent of Boustead Securities LLC)	Legal and professional fees	270,700
Christopher Gardner (Director and minority shareholder of Brera Holdings)	Directors’ fees	47,118
Christopher Gardner (Director and minority shareholder of Brera Holdings)	Share based expenses	141,723
Federico Pisanty (Director and minority shareholder of Brera Holdings, resigned on September 30, 2024)	Share based expenses	27,322
Giuseppe Pirola (Director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Share based expenses	27,322
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Directors’ fees	33,260
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Share based expenses	50,386
Pierre Galoppi (CEO, director until February 2025, and minority shareholder of Brera Holdings)	Legal and professional fees	120,103
Pierre Galoppi (CEO, director until February 2025, and minority shareholder of Brera Holdings)	Share based expenses	64,031
Pietro Bersani (Director of Brera Holdings)	Directors’ fees	51,738
Pietro Bersani (Director of Brera Holdings)	Share based expenses	42,579
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, CEO of parent of Sutter Securities)	Legal and professional fees	5,021
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, CEO of parent of Sutter Securities)	Net fair value gain/(loss) on financial assets at fair value through the profit and loss	3,195
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Finance costs	8,113
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Other reserves	(14,685)
Sashko Pandev (Brother of Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Employee benefits expense	11
Sashko Pandev (Brother of Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Utilities and rent	11,695

Related Party and Relationship	Nature of Transaction	EUR
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Office supplies and administrative expenses	98
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Travel and entertainment expenses	35,354
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Utilities and rent	21,273
Vanco Stojanov (Director for FKAP)	Employee benefits expense	8,999
Brera Ilch Ngo (Contract to manage and rebrand the club, which includes providing financial assistance such as short-term loans and covering staff salaries)	Advertising and marketing expenses	108,540
Brera Tchumene FC (Contract to manage and rebrand the club, which includes covering staff salaries)	Advertising and marketing expenses	66,418
CIRCUITO LOMBARDIA SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Office supplies and administrative expenses	6,025
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Legal and professional fees	8,986
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Office supplies and administrative expenses	1,794
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Utilities and rent	27,206
Federico Pisanty (Ex-director and minority of Brera Holdings)	Legal and professional fees	46,848
Francesca Duva (Ex-CEO of Milano, resigned on October 2, 2024)	Directors’ fees	41,788
Gianluigi Vigano (Ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Directors’ fees	37,144
Leonardo Aleotti (Director of SSD)	Legal and professional fees	25,043
LINKING SRL(Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Advertising and marketing expenses	30,000
Francesco Aleotti (Brother of Leonardo Aleotti, director of SSD)	Legal and professional fees	21,462
E-WORK SPA (Minority shareholder of UYBA and owned by Paolo Ferrario, ex-director of UYBA, resigned on October 24, 2024)	Bad debt expenses	1,330
Facchinetti (Owned by Facchinetti Simone, director and minority shareholder of UYBA)	Bad debt expenses	10,769
LINKING SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Office supplies and administrative expenses	907
STUDIO PIROLA ASSOCIATI SRL (Owned by Guiseppe Pirola, director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Legal and professional fees	28,330
Aleksandra Terziski (Director for ZFK)	Employee benefits expense	1,950
Total general and administrative – related parties		1,581,885

Note 27 – Reconciliation of Liabilities Arising from Financing Activities

	Loan payable	Loan from a shareholder	Lease liabilities	Total
	EUR	EUR	EUR	EUR
At January 1, 2022	25,000	20,000	373,107	418,107
Financing cash flows	(3,084)	(20,000)	(63,444)	(86,528)
New leases entered	-	-	-	-
Change on modification of lease	-	-	(5,933)	(5,933)
Interest expenses	-	-	3,680	3,680
At December 31, 2022	21,916	-	307,410	329,326
Financing cash flows	391,790	-	-	391,790
New leases entered	-	-	734,682	734,682
Change on modification of lease	-	-	(347,126)	(347,126)
Interest expenses	-	-	13,956	13,956
At December 31, 2023	423,741	-	708,922	1,132,663
Financing cash flows	(128,720)	-	(81,720)	(210,440)
New leases entered	-	-	-	-
Change on modification of lease	-	-	(15,488)	(15,488)
Change on modification of lease	3,496	-	28,792	32,288
At December 31, 2024	298,517	-	640,506	939,023

Note 28 – Contingent Consideration

	December 31, 2024	December 31, 2023
	EUR	EUR
Fair value of contingent consideration	120,000	181,000
	120,000	181,000

During the year ended December 31, 2024, the fair value of contingent consideration was reassessed based on a refinement of prior assumptions and updated contractual interpretation. The amount recorded as of December 31, 2023 EUR181,000 included general net income projections which, upon further review, were determined not to be aligned with the specific terms of the share purchase agreement. Accordingly, this resulted in a correction of a prior period estimate, and the opening balance was adjusted to reflect only those performance metrics explicitly referenced in the agreement -namely, UEFA prize money and player transfer fees.

Further, the fair value of contingent consideration was remeasured to EUR120,000 of December 31, 2024.

Note 29 – Commitments and Contingencies

As of December 31, 2024, the Company is not aware of any material commitments or contingent liabilities that require disclosure under IAS 37.

Note 30 – Changes in Presentation and Additional Disclosures

During the year ended December 31, 2024, the Company made certain changes in the presentation of its consolidated financial statements to improve transparency and to provide more relevant information to users of the financial statements. These changes are considered reclassifications and do not impact previously reported net income or total equity. The key changes include:

1.	Gross Margin Presentation

For the first time, the Company has presented gross profit as a separate line item in the consolidated statement of profit or loss. In prior years, only total revenue and total expenses were presented without a gross margin breakdown.

2.	Disaggregation of Other Income/Expenses

The “Other income” line item has been further disaggregated to include categories such as:

o	Income from grants and donations

o	Change in fair value of contingent consideration

o	Finance costs by related and non-related parties

This breakdown provides more detailed insight into non-operating activities.

3.	Related Party Presentation

Certain related party accounts have been separated from non-related party accounts in both the consolidated statement of financial position and the statement of profit or loss, including:

o	Trade and other receivables/payables

o	Loan receivables/payables

o	General and administrative expenses

o	Net fair value gains and losses on financial assets

4.	Segment Reporting

Segment reporting disclosures under IFRS 8 were included for the first time in the December 31, 2024 financial statements. Based on management representation, and consistent with our understanding during the 2023 audit, the Chief Operating Decision Maker (CODM) did not evaluate the Company’s performance based on segmented information during 2023. Therefore, segment disclosures were not presented in the prior year and are newly presented in the current year based on operational changes.

The segment disclosures presented for the years ended December 31, 2023 and 2022 were not audited by the predecessor auditor, and the current (successor) auditor has not audited or expressed an opinion on this segment information. This clarification should be reflected in the auditor’s report to ensure users understand that the prior period segment data is unaudited.

Management believes these presentation changes enhance comparability and provide more meaningful information for investors and stakeholders. For clarity, no amounts previously reported for the year ended December 31, 2023 have been changed. Comparative figures have only been reclassified where applicable to align with the current year’s presentation format, and these changes had no impact on net loss, total assets, total liabilities, or shareholders' equity previously reported.

Note 31 – Subsequent Events

As discussed in Note 4, on December 9, 2024, the Company announced that it had agreed to acquire a majority ownership interest in Juve Stabia, through share capital and reserve increases in the Club. On January 10, 2025, the Company entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre relating to the acquisition of Juve Stabia, which amended the sale and purchase and investment agreement dated December 31, 2024 (the “SPI Agreement”). Pursuant to the Restated Agreement, we will acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of approximately 52% of Juve Stabia’s share capital, with the Company owning approximately 22%, 35%, 38%, and 52% of the share capital as a result of each step, respectively. On January 10, we issued an additional 2,400,000 Class B Ordinary Shares valued at EUR1,500,000 (approximately US$1,560,000), and paid Juve Stabia EUR500,000 in cash, bringing our ownership percentage of Juve Stabia to approximately 35%. On February 11, 2025, we entered into an amendment agreement and third closing memorandum (the “Amendment Agreement”) with XX Settembre, which amended the SPI Agreement, as amended by the Restated Agreement. Pursuant to the Amendment Agreement, among other things, the third closing date was modified from January 31, 2025 to February 11, 2025. On February 11, 2025, the Company paid XX Settembre €500,000 in cash and acquired additional share capital bringing our ownership percentage of Juve Stabia to approximately 38%. At the final closing, which was scheduled for March 31, 2025, but has not occurred yet, the Company is expecting to (i) pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the volume-weighted average price (“VWAP”) of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the final closing, and (ii) pay Juve Stabia €1,500,000 in cash. The closing originally scheduled for March 31, 2025 has not yet occurred since the due diligence process, which involves legal, financial and management review, has not been completed yet, and it must be completed for the fourth and final step to take place.

On January 15, 2025, we received formal notice from Nasdaq that Nasdaq has granted our request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). We intend to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

On February 7, 2025, February 12, 2025, February 21, 2025, March 6, 2025, March 21, 2025, March 27, 2025, and March 31, 2025, we completed additional closings of our Series A Preferred Shares financing, raising aggregate gross proceeds of $932,000 through the issuance of 186,400 Series A Preferred Shares at an offering price of $5.00 per share, bringing the total sold to date to 731,400 shares and $3,657,000 raised, from 35 accredited investors.

On February 21, 2025, Pierre Galoppi gave written notice of his resignation from our board of directors effective immediately. Mr. Galoppi will continue to serve as our Chief Executive Officer and Interim Chief Financial Officer.

On March 6, 2025, we issued 100,000 Class B Ordinary Shares under the 2022 Plan to a member of our Advisory Board.

On March 31, 2025, we issued an aggregate of 500,000 Class B Ordinary Shares under the 2022 Plan to members of our Advisory Board.

On March 31, 2025, a nonbinding UYBA split project was approved, which provides for the division of the management of the sports facility and sports management. The split does not produce deferred legal effects and no retroactive accounting registration. It will take effect from June 5, 2025, which is 60 days after its registration in the Milan Chamber of Commerce register on April 3, 2025, unless the Company decides not to continue with the split.