Form 20-F/A
period 2024-12-31
Brera Holdings PLC
filed 2025-05-28
CIK 1939965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the “Amendment”) is being filed to amend and supplement the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2025 (the “Original Filing”).

The purpose of this Amendment is to amend the following sections of the Original Filing: (i) Part I – Item 5. Operating and Financial Review and Prospects; (ii) Part I – Item 11. Quantitative and Qualitative Disclosure About Market Risk; and (iii) Part III – Item 18. Financial Statements.

The final version of the Original Filing was not provided to the Company’s independent registered public accounting firm (the “Auditor”) prior to filing. In addition, the Company did not receive authorization from the Auditor to include the audit report in the Original Filing. As a result, the version of the audit report included in the Original Filing was not final and did not include the additional language included under “Explanatory Paragraph” regarding segment reporting in Note 21 for the years ended December 31, 2023 and 2022 that is contained in the Auditor’s audit report included in this Amendment. Prior to filing the Original Filing, the Auditor had reviewed and approved several prior drafts of the Original Filing, including the audited financial statements, and the financial statements included in the Original Filing are consistent with such prior drafts in all material respects.

As a result of this oversight, the Company has also identified certain immaterial changes in the sections named above that will be made to the Original Filing. These changes relate to the addition of certain disclosures and revisions to numbers to reflect adjustments to number footings.

The Company has discussed this matter with the Auditor and is committed to maintaining robust disclosure controls and procedures and is taking steps to ensure that all future filings are provided to the Auditor in final form prior to submission to the SEC.

The Company does not believe that this procedural oversight or the immaterial changes, including those to the audit report, have any impact on the accuracy or reliability of its financial statements or other disclosures contained in the Original Filing.

This Amendment does not reflect events occurring after the filing of the Original Filing and does not modify or update the disclosure therein in any way except as described above. Accordingly, this Amendment should be read in conjunction with the Original Filing.

i

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

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023.

	Years Ended December 31,
	2024			2023
	€	$	% of Revenue	€	% of Revenue
Revenue	2,886,118	3,130,760	100%	1,147,492	100%
Cost of revenue	(222,426)	(241,280)	(8)%	(100,877)	(9)%
General and administrative expenses	(8,219,732)	(8,916,479)	(285)%	(6,417,782)	(559)%
Operating loss	(5,556,040)	(6,026,999)	(193)%	(5,371,167)	(468)%
Income from grants and donations	556,580	603,759	19%	336,849	29%
Other income (expense)	3,482	3,777	0%	(2,951)	0%
Net fair value gain (loss) on financial assets at fair value through the profit and loss	(7,223)	(7,835)	0%	9,436	1%
Impairment on property, plant and equipment	-	-	0%	(2,660)	0%
Change in warrant expense	(14,183)	(15,385)	0%	163,827	14%
Finance costs	(72,614)	(78,769)	(3)%	(3,914)	0%
Loss before income taxes	(5,089,998)	(5,521,452)	(176)%	(4,870,580)	(424)%
Provision for income taxes expenses	41,137	44,624	1%	(41,085)	(4)%
Net loss	(5,048,861)	(5,476,828)	(175)%	(4,911,665)	(428)%

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

Contractual Obligations

As of December 31, 2024, our future contractual obligations consisted of:

	Year Ending December 31, 2025	Year Ending December 31, 2026	Year Ending December 31, 2027	Year Ending December 31, 2028	Year Ending December 31, 2029	After December 31, 2029	Total
	€	€	€	€	€	€	€
Operating lease commitments	242,810	45,000	45,000	45,000	45,000	436,250	859,060
Contingent consideration (FKAP)	23,000	20,000	17,000	14,000	12,000	34,000	120,000
Loan from director	852	91,963	-	-	-	-	92,815
Other loans payable	140,673	62,500	-	-	-	-	203,173
	407,335	219,463	62,000	59,000	57,000	470,250	1,275,048

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

Lease Commitments

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2024 to 2039. The Company’s commitments for minimum lease payments under these leases as of December 31, 2024 are as follows:

Minimum Lease Payment
€
Year ending December 31, 2025	161,235
Year ending December 31, 2026	45,000
Year ending December 31, 2027	45,000
Year ending December 31, 2028	45,000
Year ending December 31, 2029	45,000
After the year ending December 31, 2029	436,250
Total	777,485

During the year ended December 31, 2024, the Company incurred expenses related to short-term lease agreements totalling €120,271. These expenses are in addition to the Company’s existing long-term lease commitments.

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

Concentration Risk

No customer accounted for over 10% of the Company’s total revenue for the years ended December 31, 2024 and 2023.

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

BRERA HOLDINGS PLC

Date: May 28, 2025	By:	/s/ Pierre Galoppi
	Name:	Pierre Galoppi
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Brera Holdings PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Brera Holdings PLC (the “Company”), as of December 31, 2024, the related consolidated statements of profit or loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The December 31, 2023 and 2022 financial statements were audited by another auditor.

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

Explanatory Paragraph

As discussed in Note 21 to the consolidated financial statements, the Company disclosed Segment Reporting for the first time in the December 31, 2024 consolidated financial statements for all periods presented. The December 31, 2023 and 2022 financial statements were audited by another auditor who had not performed any procedures on the Segment Reporting. We also audited the disclosures described in Note 21 that were applied to the 2023 and 2022 financial statements. In our opinion, such disclosures are appropriate and have been properly applied.

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2024

Newport Beach, CA

May 28, 2025

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

Diamond Bar

July 19, 2024

BRERA HOLDINGS PLC

Consolidated Statements of Financial Position

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash	€1,531,994	€2,293,518
Trade and other receivables – non-related parties	889,022	553,750
Trade and other receivables – related parties	152,822	11,433
Inventory	12,156	-
Deposits and prepayments	48,769	71,722
Loan receivable – related parties	311,171	19,514
Total current assets	2,945,934	2,949,937
Non-current assets:
Property, plant and equipment, net	1,358,348	410,184
Right-of-use assets, net	507,719	650,457
Financial assets at fair value through profit and loss	-	426,320
Goodwill	242,491	592,491
Intangible assets	2,563,801	3,460,887
Investment accounted for using the equity method	2,500,000	-
Total non-current assets	7,172,359	5,540,339
Total assets	€10,118,293	€8,490,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables – non-related parties	€3,178,651	€3,485,774
Trade and other payables – related parties	260,004	181,507
Deferred revenue	291,141	481,912
Lease liabilities	68,312	107,922
Loan payable – non-related party	81,297	99,125
Director loan – related party	-	98,539
Bank overdraft	338,954	-
Income tax payable	-	41,137
Total current liabilities	4,218,359	4,495,916
Non-current liabilities:
Trade and other payables – non-related parties	1,196,039	763
Lease liabilities	496,714	601,000
Loan payable	140,666	226,077
Director loan – related party	76,554	-
Warrant liabilities	51,364	34,383
Deferred taxes	-	6,647
Contingent consideration	120,000	181,000
Total non-current liabilities	2,081,337	1,049,870
Total liabilities	6,299,696	5,545,786
Commitment and contingency, see Note 29	-	-
Shareholders’ equity:
Series A Preferred Shares, nominal value US$0.005; 10,000,000 shares designated, 545,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	2,623	-
Ordinary shares – Class A, nominal value US$0.005; 50,000,000 shares authorized, 6,258,000 and 7,700,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively, and 80,000 shares to be issued as of December 31, 2024	29,047	35,988
Ordinary shares – Class B, nominal value US$0.005; 250,000,000 shares authorized, 9,825,000 and 3,960,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	46,480	18,425
Subscription receivable	-	(935)
Foreign exchange reserve	91,123	119,006
Capital reserves	14,181,733	8,337,451
Accumulated deficit	(10,372,176)	(5,982,203)
Non-controlling interest	(160,233)	416,758
Total shareholders’ equity	3,818,597	2,944,490
Total liabilities and shareholders’ equity	€10,118,293	€8,490,276

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Profit or Loss

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Revenue – non-related parties	€2,520,781	€1,147,492	€162,407
Revenue – related parties	365,337	-	-
Cost of revenue – non-related parties	222,426	100,877	25,180
Cost of revenue – related parties	-	-	65,090
Gross profit	2,663,692	1,046,615	72,137

Operating expenses:
General and administrative expense – non-related parties	6,632,384	6,154,262	1,152,873
General and administrative expense – related parties	1,587,348	263,520	146,000
Total operating expenses	8,219,732	6,417,782	1,298,873

Operating loss	(5,556,040)	(5,371,167)	(1,226,736)

Other income (expense):
Net fair value gain and loss on financial assets at fair value through profit and loss – non-related parties	(10,418)	9,436	-
Net fair value gain and loss on financial assets at fair value through profit and loss – related parties	3,195	-	-
Change in fair value of warrant liability	(14,183)	163,827	-
Finance costs – non-related parties	(64,501)	(3,914)	(4,988)
Finance costs – related parties	(8,113)	-	-
Impairment of property, plant and equipment	-	(2,660)	-
Other income	556,580	333,898	4,869
Income related to change in fair value of contingent consideration – related party	3,482	-	-
Total other income (expense), net	466,042	500,587	(119)

Loss before income taxes	(5,089,998)	(4,870,580)	(1,226,855)
Provision for income taxes	41,137	(41,085)	-
Net loss	€(5,048,861)	€(4,911,665)	€(1,226,855)

Attributable to the company	€(4,427,545)	€(4,438,440)	€(1,226,855)
Attributable to non-controlling interest	€(621,316)	€(473,225)	€-

Other comprehensive income (loss):
Foreign currency translation adjustments	(27,880)	92,230	26,773
Total comprehensive loss	€(5,076,741)	€(4,819,435)	€(1,200,082)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	6,559,016	7,700,000	5,203,562
Ordinary shares – Class B	5,863,415	3,702,068	709,301

Loss per share – basic and diluted:
Ordinary shares – Class A	€(0.36)	€(0.38)	€(0.21)
Ordinary shares – Class B	€(0.36)	€(0.38)	€(0.21)

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2024, 2023 and 2022

	Series A		Class A		Class B					Non-
	Preferred Shares		Ordinary Shares		Ordinary Shares		Subscription	Capital	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserves	Deficit	Interest	Equity

Balance – December 31, 2021	-	€-	2,850,000	€13,466	100,000	€473	€(13,939)	€25,515	€(279,336)	€-	€(253,821)
Shares issued for cash	-	-	7,600,000	35,374	2,355,000	11,001	13,003	1,262,228	-	-	1,321,607
Surrender of shares	-	-	(2,750,000)	(12,852)	(250,000)	(1,168)	1	14,020	-	-	-
Imputed interest	-	-	-	-	-	-	-	1,083	-	-	1,083
Exchange difference arising from translation	-	-	-	-	-	-	-	26,773	-	-	26,773
Net loss for the period	-	-	-	-	-	-	-	-	(1,226,855)		(1,226,855)
Balance – December 31, 2022	-	-	7,700,000	35,988	2,205,000	10,306	(935)	1,329,619	(1,506,191)	-	(131,213)
Shares issued for cash	-	-	-	-	1,650,000	6,936	-	6,770,184	-	-	6,777,120
Share options	-	-	-	-	-	-	-	170,317	-	-	170,317
Shares issued for services	-	-	-	-	105,000	1,184	-	108,644	-	-	109,828
Exchange difference arising from translation	-	-	-	-	-	-	-	40,119	-	-	40,119
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	889,983	889,983
Net loss for the period	-	-	-	-	-	-	-	-	(4,438,440)	(473,225)	(4,911,665)
Balance – December 31, 2023	-	-	7,700,000	35,988	3,960,000	18,426	(935)	8,418,883	(5,944,631)	416,758	2,944,490
Shares issued for cash	545,000	2,623	-	-	-	-	-	2,620,344	-	-	2,622,967
Subscription receivable payment	-	-	-	-	-	-	935	-	-	-	935
Share options	-	-	-	-	-	-	-	170,317	-	-	170,317
Shares issued for services	-	-	-	-	815,000	3,765	-	787,016	-	-	790,781
Equity contribution by non-controlling interest	-	-	-	-	-	-	-	-	-	14,693	14,693
Shares issued for investment in Juve Stabia football club	-	-	-	-	3,200,000	15,385	-	1,984,615	-	-	2,000,000
Related party debt exchange agreement	-	-	408,000	1,963	-	-	-	243,488	-	-	245,451
Shares converted from Class A to Class B	-	-	(1,850,000)	(8,904)	1,850,000	8,904	-	-	-	-	-
Obligation to issue shares	-	-	-	-	-	-	-	105,705	-	-	105,705
Exchange difference arising from translation	-	-	-	-	-	-	-	(27,880)	-	-	(27,880)
Non-controlling interest debt conversion	-	-	-	-	-	-	-	(29,632)	-	29,632	-
Net loss for the period	-	-	-	-	-	-	-	-	(4,427,545)	(621,316)	(5,048,861)
Balance – December 31, 2024	545,000	€2,623	6,258,000	€29,047	9,825,000	€46,480	€-	€14,272,856	€(10,372,176)	€(160,233)	€3,818,597

See accompanying notes to the consolidated financial statements.

BRERA HOLDINGS PLC

Consolidated Statements of Cash Flows

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows from operating activities:
Net loss	€(5,048,861)	€(4,911,665)	€(1,226,855)
Adjust net loss for items not involving cash:
Depreciation on property, plant and equipment	88,158	246,527	4,019
Amortization of right-of-use assets and intangible assets	532,603	50,857	92,293
Gain on modification of lease, net	(73,444)	-	(451)
Fair value gain (loss) on financial assets at fair value through profit and loss	7,223	-	-
Change in provisions	-	(11,343)	(11,000)
Loss on disposal of intangible assets	4,000	-	-
Change in fair value in warrant liabilities	-	198,324	-
Change in warrant expense	14,183	(163,941)	-
Share-based compensation – services	790,781	109,828	-
Share-based compensation – options	170,317	170,317	-
Change in contingent consideration	(61,000)	39,000	-
Bad debt written off	-	-	5,261
Non-cash interest	-	-	4,946
Interest paid on long term borrowing	(4,609)	-	-
Changes in non-cash working capital items:
Trade and other receivables – non-related parties	(335,272)	(229,996)	82,505
Trade and other receivables – related parties	(141,389)	-	-
Inventory	(12,156)	-	-
Deposits and prepayments	22,953	231,749	(109,577)
Loan receivable	(200,409)	(19,914)	-
Trade and other payables – non-related parties	889,088	1,386,888	310,054
Trade and other payables – related parties	78,497	-	-
Deferred revenue	(190,771)	221,761	194,877
Change in tax liabilities	(47,784)	-	-
Change in bank overdraft	338,954	-	-
Change in other financial liability	57,576	-	-
Deferred taxes	-	262,684	(262,684)
Tax paid	-	-	(824)
Net cash used in operations	(3,121,362)	(2,418,524)	(917,436)

Cash flows from investing activities:
Acquisition of subsidiaries	(500,000)	(1,379,518)	(25,000)
Purchase of property, plant and equipment	(199,175)	(199,947)	(1,209)
Purchase of intangibles	(14,767)	(4,000)	-
Proceeds from financial assets at fair value through profit and loss	419,097	(426,320)	-
Net cash provided by (used in) investing activities	(294,845)	(2,009,785)	(26,209)

Cash flows from financing activities:
Proceeds from sale of ordinary shares	-	6,777,120	1,346,607
Proceeds from sale of preferred shares	2,620,344	-	-
Proceeds from the issuance of debt	293,581	-	-
Repayment of lease liabilities	(10,818)	(347,126)	(82,516)
Interest paid on lease liabilities	(28,792)	(13,596)	(3,680)
Repayment of loan from shareholder	-	-	(20,000)
Partial repayment of debt	(197,171)	(51,429)	(3,084)
Net cash provided by (used in) financing activities	2,677,144	6,364,969	1,237,144

Net increase (decrease) in cash	(739,063)	1,936,660	293,499
Cash, beginning of period	2,293,518	347,229	26,957
Cash paid for acquisitions less cash acquired	-	(30,490)	-
Effect of foreign exchange rate changes	(22,461)	40,119	26,773
Cash, end of period	€1,531,994	€2,293,518	€347,229

Supplemental disclosures of cash flow information
Right-of-use assets obtained in exchange for lease liabilities	€-	€660,495	€22,752
Change in lease liabilities for modification of lease	€-	€-	€5,933

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

Investment in Juve Stabia

On December 9, 2024, the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager S.S. Juve Stabia S.r.l. (“Juve Stabia” or “the Club”), through share capital and reserve increases in the Club. Our investment will consist of both payments of cash and issuances of our Nasdaq-listed shares in a multi-step process that will ultimately give the Company a total of approximately 52% of the issued and outstanding share capital of Juve Stabia after such acquisition, with the Company owning approximately 22%, 35%, 38%, and 52% of the share capital as a result of each step, respectively. In the first step, on December 31, 2024, we issued 3,200,000 Class B Ordinary Shares valued at EUR2,000,000 (approximately US$2,087,000) and paid Juve Stabia €500,000 in cash, resulting in approximately 22% ownership of the Club. The Company has also agreed on certain earn out consideration to be paid on a contingent basis, upon and subject to completion of the final closing, by means of issuing up to EUR5,500,000 Class B Ordinary Shares.

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

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing estimated credit loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount EUR	Loss allowance EUR	Net carrying amount EUR
2024
Trade receivables	Lifetime ECL – Not credit-impaired	1,024,575	20,324	1,004,251
Other receivables	12-month ECL	37,593	-	37,593
		1,062,168	20,324	1,041,844

2023
Trade receivables	Lifetime ECL – Not credit-impaired	348,200	-	348,200
Other receivables	12-month ECL	-	-	-
		348,200	-	348,200

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

F-21.

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

IFRS 3 Purchase Price Allocation of UYBA

Fair Value July 31, 2023
EUR
Net Tangible Assets
Current assets	323,081
Current liabilities minus short term debt	1,308,742
Net working capital	(985,661)
Fixed assets	222,287 (*)
Financial assets	122,150
Other liabilities	(628,418)
Total tangible asset allocation	(1,269,642)

Identifiable Intangible Assets
Advertising relationships	230,000
Season ticketholder relationships	185,000
Stadium lease	550,000
Brand	1,515,000 (*)
Player contracts	285,000
Total identifiable intangible assets	2,765,000

Assembled workforce	145,000
Implied goodwill (excl. assembled workforce)	372,022
Total economic goodwill	517,022

Business Enterprise Value (BEV)	2,012,380

Deduct: Debt	(364,341)

Total Purchase Consideration (Equity Basis)	1,648,039
Less: Non-controlling interest	(807,539)
Total Purchase Price	840,500

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

(*)	The purchase price allocation (PPA) was based on provisional estimates, as permitted under IFRS 3 Business Combinations. During 2024, the Company finalized the PPA within the 12-month measurement period. While the overall enterprise value remained unchanged, the allocation between tangible and intangible assets was revised in the 2024 financial statements. The principal change relates to the classification of leasehold improvements in the PPA. In the provisional PPA, an amount of €837,147 was incorrectly allocated to the Brand intangible asset. Upon final review of the IFRS financial statements, it was determined that this amount should have been recognized as leasehold improvements within tangible assets. As a result, the Brand intangible asset was reduced by €837,147, and tangible assets were increased by the same amount to properly reflect the capitalization of leasehold improvements. Book value was used as a reasonable proxy for fair value, consistent with IFRS 3 guidance for immaterial acquisitions where a full valuation would not materially alter the results.

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

The Company has also agreed on certain earn out consideration to be paid to XX Settembre on a contingent basis. Upon and subject to completion of the final closing, in addition to the purchase price, the Company shall pay to the XX Settembre an amount of:

●	EUR500,000 by means of Class B Ordinary Shares in the event the Club qualifies in the play-offs for the promotion to Serie A at the end of the football season 2024/2025 (the “Play-Off Earn Out”), it being understood that, for the sake of clarity, in the event that the play-offs are not played according to the applicable law and regulations, the Play-Off Earn Out shall not be due; and

●	EUR5,000,000 by means of Class B Ordinary Shares in the event of promotion of the Club to Serie A at the end of the football season 2024/2025 (the “Serie A Earn Out” and, together with the Play-Off Earn Out, the “Earn-Outs”), it being understood that the price of the Class B Ordinary Shares for the payment of the Earn-Outs shall be based on the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the payment of the relevant Earn-Out.

The Earn-Outs are only a possible and subordinate consideration and, therefore, the Company will be required to pay each Earn-Out only if the corresponding indicated condition occurs.

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

Note 8 – Intangible Assets

	December 31, 2024	December 31, 2023
	EUR	EUR

Customer relationships	571,100	415,000
Broadcasting rights/sports titles/stadium lease	75,000	75,000
Brand	1,013,000	2,225,000
Player contracts	340,000	415,000
Other	554,767	554,000
Goodwill	896,245	592,491
Subtotal	3,450,112	4,276,491
Less accumulated amortization	(643,820)	(223,113)
Net	2,806,292	4,053,378

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

Note 12 – Deposits and Prepayments

Deposits and prepayments consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Deposits – outside parties	24,905	3,813
Prepayments – outside parties	23,864	67,909
	48,769	71,722

Prepayments consist mainly of yearly registration fees to professional leagues and legal and professional deposits.

Note 13 –Trade and Other Payables

Trade and other payables consist of the following:

	December 31, 2024	December 31, 2023
	EUR	EUR
Current:
Trade and other payables – non-related parties	3,178,651	3,485,774
Trade and other payables – related parties	260,004	181,507
Subtotal	3,438,655	3,667,281
Non-current:
Trade and other payables – non-related parties	1,196,039	-
Trade and other payables – related parties	-	763
Subtotal	1,196,039	763
Total	4,634,694	3,668,044

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

A maturity analysis of lease liabilities based on undiscounted gross cash flow is shown in the table below:

	December 31, 2024	December 31, 2023
	EUR	EUR
Less than 1 year	161,235	185,738
1 to 5 years	180,000	260,569
5 to 10 years	225,000	225,000
10 to 15 years	211,250	225,000
More than 15 years	-	28,335
Total undiscounted cash flow	777,485	924,642
Less: interest to be paid	(212,459)	(215,720)
Total lease liabilities	565,026	708,922

Non-current lease liabilities	496,714	601,000
Current lease liabilities	68,312	107,922
Total lease liabilities	565,026	708,922

Note 16 – Deferred Taxes

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
Net loss before taxes for the period	€5,089,998	€4,870,580	€1,226,855
Permanent differences	1,678,703	-	-
Expected in tax recovery at statutory income tax rates	€509,015	€(6,647)	€-
Difference in tax rates, foreign exchange, and other	-	-	-
Change in deferred tax assets not recognized	-	-	-
Income tax recovery	€509,015	€(6,647)	€-

Statutory income tax rate	%
Italy	24%
Macedonia	10%
Ireland	13%

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31,	December 31,
	2024	2023
Deferred tax assets/(liabilities)	€509,015	€(6,647)
Net operating loss carryforwards	€3,411,295	€4,870,580
Deferred tax assets not recognized	(509,015)	-
Net deferred tax asset/(liabilities)	€-	€(6,647)

As of December 31, 2024 and 2023, the Company has approximately EUR3,411,295 and EUR4,870,580 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

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

As of December 31, 2024, there are 630,000 shares available for future issuance under the Plan.

Note 19 – Revenue

Revenue – non-related parties	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	EUR	EUR	EUR
Revenue recognized at time of transaction
Player transfers	406,988	122,159	-
Ticketing	150,062	174,247	-
Store	35,495	9,848	-
Subsidies, grants and donations	-	-	-
Short-term leases for non-volley events	63,827	-	-
Revenue recognized over time
Sponsorships	1,157,825	745,452	-
Youth league	106,343	54,690	-
Others	324,741	41,096	-
Consulting revenue	275,501	-	162,407
Total revenue – non-related parties	2,520,782	1,147,492	162,407

Revenue – related parties	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	EUR	EUR	EUR
Revenue recognized at time of transaction
Player transfers	-	-	-
Ticketing	-	-	-
Store	-	-	-
Subsidies, grants and donations	-	-	-
Short-term leases for non-volley events	-	-	-
Revenue recognized over time
Sponsorships	336,990	-	-
Youth league	-	-	-
Others	28,347	-	-
Consulting revenue	-	-	-
Total revenue – related parties	365,337	-	-

For the year ended December 31, 2024, all revenue was generated from sales transactions with independent third parties totaling EUR2,520,782 and with related parties totaling EUR365,337. Comparatively, for the same periods in 2023 and 2022, revenue from independent third parties amounted to EUR1,147,492 and EUR162,407, while revenue from related parties totaled nil and nil.

For the year ended December 31, 2024, the Company mainly generated revenues from advertising and sponsorships, ticketing revenues and player transfer fees. They also generated revenues from training fees and youth leagues. Other revenues are mainly comprised of facility space rented out for other events, media rights, parking and marketing contracts. For the years ended December 31, 2023 and 2022, nil and EUR162,407 were generated from consulting services.

No customer accounted for over 10% of the Company’s total revenue for the years ended December 31, 2024 and 2023. Three customers, each accounted for over 10% of the Company’s total revenue, representing 74% of the Company’s revenue for the year ended December 31, 2022.

As of and for the year ended December 31, 2024, the Company’s top customers and associated trade receivables were as follows:

Customer – non-related parties	Revenue	Associated Trade Receivables
	EUR	EUR
LLC FC Polissia	200,140	-
Influencer Football League LLC	200,000	208,370
Macron	126,385	-
Katamon Fans Club Israel	109,943	-
BURSON COHN e WOLFE SRL	83,077	56,669
Total	791,545	265,039

Customer – related parties
E-Work	238,577	118,680
Laica	92,308	26,154
Edimen	28,452	3,758
Studio Pirola Associati	1,500	-
Total	360,837	148,952

Revenue by Geographic Region

Region	Revenue for the year ended December 31, 2024	Revenue for the year ended December 31, 2023	Revenue for the year ended December 31, 2022
	EUR	EUR	EUR
Italy	2,195,953	990,127	162,407
North Macedonia	490,166	157,365	-
Ireland	200,000	-	-
Total	2,886,119	1,147,492	162,407

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

For the years ended December 31, 2024, 2023 and 2022, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Year Ended December 31, 2024 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Provision for Income Taxes	Segment Profit/(Loss)
Sponsorships	1,494,814	(4,561,487)	(3,066,673)	224,603	31,023	(2,811,047)
Ticketing, short-leases, store and youth league	355,727	(1,173,919)	(818,192)	53,518	7,381	(757,293)
Player transfers	406,988	(1,079,086)	(672,098)	76,166	564	(595,368)
Others	628,589	(1,627,666)	(999,077)	111,755	2,169	(885,153)
	2,886,118	(8,442,158)	(5,556,040)	466,042	41,137	(5,048,861)

Year Ended December 31, 2023 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Provision for Income Taxes	Segment Profit/(Loss)
Sponsorships	745,452	(4,096,722)	(3,351,270)	325,199	(30,779)	(3,056,850)
Ticketing, short-leases, store and youth league	238,785	(1,326,543)	(1,087,758)	104,169	(8,411)	(992,000)
Player transfers	122,159	(834,389)	(71,2230)	53,291	(1,000)	(659,939)
Others	41,096	(261,005)	(219,909)	17,928	(895)	(202,876)
	1,147,492	(6,518,659)	(5,371,167)	500,587	(41,085)	(4,911,665)

Year Ended December 31, 2022 (Net Segment Profit or Loss) – in EUR

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other Income (Expenses)	Segment Profit/(Loss)
Sponsorships	-	-	-	-	-
Ticketing, short-leases, store and youth league	-	-	-	-	-
Player transfers	-	-	-	-	-
Others	162,407	(1,389,143)	(1,226,736)	(119)	(1,226,855)
	162,407	(1,389,143)	(1,226,736)	(119)	(1,226,855)

Segment Asset and Liabilities as of December 31, 2024 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	4,361,641	(5,676,164)
Ticketing, short-leases, store and youth league	849,759	(251,541)
Player transfers	861,028	(217,622)
Others	4,045,865	(154,368)
	10,118,293	(6,299,695)

Segment Asset and Liabilities as of December 31, 2023 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	5,704,983	(5,076,251)
Ticketing, short-leases, store and youth league	1,645,095	(248,116)
Player transfers	854,231	(165,542)
Others	285,967	(55,877)
	8,490,276	(5,545,786)

Segment Asset and Liabilities as of December 31, 2022 – in EUR

Segment	Segment Assets	Segment Liabilities
Sponsorships	-	-
Ticketing, short-leases, store and youth league	-	-
Player transfers	-	-
Others	1,125,099	(1,256,312)
	1,125,099	(1,256,312)

Note 22 – General and Administrative Expenses

General and administrative expenses consist of the following categories:

	December 31, 2024	December 31, 2023	December 31, 2022
	EUR	EUR	EUR
NON-RELATED PARTIES
Advertising and marketing expenses	247,255	303,651	17,566
Audit fees	159,414	151,486	-
Bad debt expenses	153,572	582,467	5,261
Bank and other charges	16,382	18,100	4,424
Cleaning expenses	-	-	8,888
Expenses on short term leases	120,271	112,950	2,951
Depreciation and amortization expense	620,761	297,385	96,311
Directors’ fees	(35,507)	194,042	118,699
Employee benefits expense	514,937	340,241	38,993
Finance costs	-	-	-
Expense related to contingent consideration	-	39,000	-
Foreign exchange losses (or gains)	4,211	-	-
Freight and transportation costs	159,214	67,096	39,466
Insurance expenses	122,951	83,566	3,190
Legal and professional fees	1,891,424	1,775,457	643,825
Listing fee	-	-	47,464
Medical and health services and materials	12,068	-	-
Office expenses	7,556	-	-
Office supplies and administrative expenses	203,674	431,180	10,453
Other administrative expenses	-	5,192	72,746
Player management expenses	885,777	387,781	-
Player registration and deletion	2,759	1,693	-
Provision for income taxes	-	-	-
Repairs and maintenance expenses	75,777	28,858	-
Share based expenses	537,833	190,086	-
Subscriptions	-	-	427
Stamp duties and other taxes	312,081	712,377	5,214
Training and development expenses	54,746	44,551	-
Travel and entertainment expenses	288,052	370,758	33,651
Utilities and rent	277,176	58,961	3,344
Warrant expense	-	198,209	-
	6,632,384	6,395,087	1,152,873

RELATED PARTIES
Advertising and marketing expenses	204,957	20,000	-
Bad debt expenses	12,099	-	-
Directors’ fees	258,167	-	-
Employee benefits expense	10,960	-	-
Legal and professional fees	571,455	-	46,000
Office supplies and administrative expenses	10,918	2,695	-
Sponsorship	-	-	100,000
Share based expenses	423,264	-	-
Travel and entertainment expenses	35,354	-	-
Utilities and rent	60,176	-	-
	1,587,350	22,695	146,000

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

For the years ended December 31, 2024, 2023 and 2022, the Company’s income tax expenses are as follows:

	2024	2023	2022
	EUR	EUR	EUR
Current tax expenses	(41,137)	41,085	-
	(41,137)	41,085	-

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023	2022
	EUR	EUR	EUR
(Loss) profit before tax for the year	(5,089,998)	(4,870,580)	(1,226,855)

Expected income tax recovery – IRES	(41,137)	40,902	(112,400)
Expected income tax recovery – IRAP	-	235	(18,265)
Expected income tax recovery – Ireland	-	-	(94,815)
Tax loss not recognized	-	(52)	225,480
Current tax expenses	(41,137)	41,085	-

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

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2024, 2023 and 2022, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	December 31, 2024		December 31, 2023		December 31, 2022
Amounts in EUR except for shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares

Numerator:
Total net loss attributable to Parent	(4,427,545)	(4,427,545)	(4,438,440)	(4,438,440)	(1,226,855)	(1,226,855)
Allocation of net loss between Class A and Class B Ordinary Shares	(2,336,879)	(2,090,666)	(2,936,572)	(1,411,868)	(1,079,683)	(147,172)
Denominator:
Weighted average shares	6,562,180	5,870,792	7,700,000	3,702,068	5,203,562	709,301
Basic and diluted net loss per share	(0.36)	(0.36)	(0.38)	(0.38)	(0.21)	(0.21)

Note 26 – Related Parties

Amounts of trade and other receivables and trade and other payables due to or from related parties as of December 31, 2024 and 2023 are shown in the table below. Loans payable to related parties are disclosed elsewhere in these consolidated financial statements.

	December 31, 2024	December 31, 2023
	EUR	EUR
Trade and other receivables – related parties
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	3,758	-
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, CEO of parent of Sutter Securities)	480	-
LAICA SPA (Minority shareholder of UYBA)	26,154	-
E-WORK SPA (Minority shareholder of UYBA)	118,680	11,433
Leonardo Aleotti (Director of SSD)	3,750	-
Total	152,822	11,433

Loan receivables – related parties
Sport for Life (Owned by Sasho Pandev, brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	279,424	-
Brera Ilch Ngo	31,746	-
Total	311,170	-

Trade and other payables – related parties
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	17,059	22,418
Pandev Sports (Owned by Goran Pandev, a director and minority shareholder for Brera Holdings and minority FKAP shareholder)	-	4,175
Linking Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	13,303	6,100
E-Work Holding Srl (UYBA’s shareholder)	15,421	6,966
Minerva Valuations (Owned by Abhi Mathews, a director and minority shareholder of Brera Holdings)	46,852	-
Pietro Bersani (Director and minority shareholder of Brera Holdings)	26,952	-
Alberto Libanori (Director and minority shareholder of Brera Holdings)	24,545	-
Christopher Gardner (Director and minority shareholder of Brera Holdings)	24,545	-
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	17,326	-
Sashko Pandev (Brother of Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	1,620	-
SPORTS CENTER PANDEV (Owned by Goran Pandev, a director and minority shareholder of Brera Holdings and minority FKAP shareholder)	11,283	-
40&FAC CONSULTING SRLS (Minority shareholder of UYBA)	7,320	-
E-WORK SPA (F) (Minority shareholder of UYBA)	15,768	-
STUDIO PIROLA ASSOCIATI SRL (F) (Owned by Guiseppe Pirola, director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	22,670	-
CIRCUITO LOMBARDIA SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	364	141,848
Studio Facchinetti (Owned by Facchinetti Simone, a director and minority shareholder of UYBA)	3,476	-
DCS & PARTNER (Related to Francesca Duva, ex-CEO of Milano)	11,500	-
Total	260,004	181,507

Director loan – related party
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	75,501	98,539
Aleksandra Terziski (Director of ZFK)	852	-
Total	76,353	98,539

Shareholding

On February 29, 2024, BREA Holdings, LLC, a company owned by Daniel Joseph McClory, Executive Chairman of Brera Holdings, purchased a total of 4,550,000 Class A Ordinary Shares:

Name of Seller - Alessandro Aleotti

Amount and Type of Securities: 2,300,000 Class A Ordinary Shares

Name of Seller: Niteroi SpA (Adrio Maria de Carolis)

Amount and Type of Securities: 2,250,000 Class A Ordinary Shares

Grant McClory, the son of Daniel Joseph McClory, Executive Chairman of Brera Holdings, purchased Series A Preferred Shares of the Company on December 23, 2024, for a total consideration of €48,128.

As of December 31, 2024 and 2023, balances due from and due to related parties primarily represent net monetary advancements to or from the related parties for our Company’s normal course of business.

Other Related Party Transactions

During the financial year, the Company granted UYBA the concession to operate the Palazzetto facility. As part of this agreement, UYBA is required to maintain an insurance policy for a five-year period to cover any potential defaults in the payment of the annual municipal fee. The insurance premium amounts to €2,000 per year. This surety was provided by Mr. Simone Facchenti, who is a director and minority shareholder of UYBA.

During the year ended December 31, 2024, the Company engaged the following related parties to provide goods and services, resulting in revenue transactions:

Related Party and Relationship	Nature of Transaction	EUR
Edimen Srl (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano)	Sponsorship and other revenue	28,452
STUDIO PIROLA ASSOCIATI SRL (Owned by Guiseppe Pirola, a director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Sponsorship revenue	1,500
E-WORK SPA (Minority UYBA shareholder)	Sponsorship and other revenue	239,877
Laica Spa (Minority UYBA shareholder)	Sponsorship and other revenue	95,507
Total Revenue – related parties		365,336

During the year ended December 31, 2024, the Company engaged the following related parties to provide services:

Related Party and Relationship	Nature of Transaction	EUR
Minerva Valuations (Owned by Abhi Mathews, a director and minority shareholder of Brera Holdings)	Legal and professional fees	44,970
Abhi Mathews (Director and minority shareholder of Brera Holdings)	Share based expenses	27,322
Alberto Libanori (Director and minority shareholder of Brera Holdings)	Directors’ fees	47,118
Alberto Libanori (Director and minority shareholder of Brera Holdings)	Share based expenses	42,579
Boustead Securities LLC (Daniel Joseph McClory, Executive Chairman of Brera Holdings, is CEO of parent of Boustead Securities LLC)	Legal and professional fees	5,021
Christopher Gardner (Director and minority shareholder of Brera Holdings)	Directors’ fees	47,118
Christopher Gardner (Director and minority shareholder of Brera Holdings)	Share based expenses	141,723
Federico Pisanty (Director and minority shareholder of Brera Holdings, resigned on September 30, 2024)	Share based expenses	27,322
Giuseppe Pirola (Director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Share based expenses	27,322
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Directors’ fees	33,260
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Share based expenses	50,386
Pierre Galoppi (CEO, director until February 2025, and minority shareholder of Brera Holdings)	Legal and professional fees	120,103
Pierre Galoppi (CEO, director until February 2025, and minority shareholder of Brera Holdings)	Share based expenses	64,031
Pietro Bersani (Director of Brera Holdings)	Directors’ fees	51,738
Pietro Bersani (Director of Brera Holdings)	Share based expenses	42,579
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, is CEO of parent of Sutter Securities)	Legal and professional fees	270,700
Sutter Securities (Daniel Joseph McClory, Executive Chairman of Brera Holdings, is CEO of parent of Sutter Securities)	Net fair value gain/(loss) on financial assets at fair value through the profit and loss	3,195
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Finance costs	8,113
Goran Pandev (Director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Other reserves	(14,685)
Sashko Pandev (Brother of Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Employee benefits expense	11
Sashko Pandev (Brother of Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Utilities and rent	11,695

Related Party and Relationship	Nature of Transaction	EUR
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Office supplies and administrative expenses	98
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Travel and entertainment expenses	35,354
SPORTS CENTER PANDEV (Owned by Goran Pandev, director and minority shareholder of Brera Holdings and minority FKAP shareholder)	Utilities and rent	21,273
Vanco Stojanov (Director for FKAP)	Employee benefits expense	8,999
Brera Ilch Ngo (Contract to manage and rebrand the club, which includes providing financial assistance such as short-term loans and covering staff salaries)	Advertising and marketing expenses	108,540
Brera Tchumene FC (Contract to manage and rebrand the club, which includes covering staff salaries)	Advertising and marketing expenses	66,418
CIRCUITO LOMBARDIA SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Office supplies and administrative expenses	6,025
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Legal and professional fees	8,986
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Office supplies and administrative expenses	1,794
DCS & PARTNER (Related to Francesca Duva, ex-CEO for Milano, resigned on October 2, 2024)	Utilities and rent	27,206
Federico Pisanty (Ex-director and minority of Brera Holdings)	Legal and professional fees	46,848
Francesca Duva (Ex-CEO of Milano, resigned on October 2, 2024)	Directors’ fees	41,788
Gianluigi Vigano (Ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Directors’ fees	37,144
Leonardo Aleotti (Director of SSD)	Legal and professional fees	25,043
LINKING SRL(Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Advertising and marketing expenses	30,000
Francesco Aleotti (Brother of Leonardo Aleotti, director of SSD)	Legal and professional fees	21,462
E-WORK SPA (Minority shareholder of UYBA and owned by Paolo Ferrario, ex-director of UYBA, resigned on October 24, 2024)	Bad debt expenses	1,330
Facchinetti (Owned by Facchinetti Simone, director and minority shareholder of UYBA)	Bad debt expenses	10,769
LINKING SRL (Owned by Gianluigi Vigano, ex-CEO of UYBA and Milano, services were terminated on July 31, 2024)	Office supplies and administrative expenses	907
STUDIO PIROLA ASSOCIATI SRL (Owned by Guiseppe Pirola, director and minority shareholder of Brera Holdings and President and minority shareholder of UYBA)	Legal and professional fees	28,330
Aleksandra Terziski (Director for ZFK)	Employee benefits expense	1,950
Total general and administrative – related parties		1,581,885

Note 27 – Reconciliation of Liabilities Arising from Financing Activities

	Loan payable	Loan from a shareholder	Lease liabilities	Total
	EUR	EUR	EUR	EUR
At January 1, 2022	25,000	20,000	373,107	418,107
Financing cash flows	(3,084)	(20,000)	(63,444)	(86,528)
New leases entered	-	-	-	-
Change on modification of lease	-	-	(5,933)	(5,933)
Interest expenses	-	-	3,680	3,680
At December 31, 2022	21,916	-	307,410	329,326
Financing cash flows	391,790	-	-	391,790
New leases entered	-	-	734,682	734,682
Change on modification of lease	-	-	(347,126)	(347,126)
Interest expenses	-	-	13,956	13,956
At December 31, 2023	423,741	-	708,922	1,132,663
Financing cash flows	(128,720)	-	(81,720)	(210,440)
New leases entered	-	-	-	-
Change on modification of lease	-	-	(15,488)	(15,488)
Change on modification of lease	3,496	-	28,792	32,288
At December 31, 2024	298,517	-	640,506	939,023

Note 28 – Contingent Consideration

	December 31, 2024	December 31, 2023
	EUR	EUR
Fair value of contingent consideration	120,000	181,000
	120,000	181,000

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

The segment disclosures presented for the years ended December 31, 2023 and 2022 were not audited by the predecessor auditor, the current (successor) auditor has performed procedures on the segment information.

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