Form 20-F
period 2025-12-31
Brera Holdings PLC
filed 2026-05-15
CIK 1939965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 001-41606

Brera Holdings PLC

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

Connaught House, 5th Floor, One Burlington Road, Dublin 4,

D04 C5Y6, Ireland

(Address of principal executive offices)

Ron Sade, Chief Executive Officer

Tel: 253-271-9108

Email: info@breraholdings.com

Connaught House, 5th Floor, One Burlington Road, Dublin 4,
D04 C5Y6, Ireland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, $0.50 nominal value per share	SLMT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 0 Class A Ordinary Shares, $0.05 nominal value per share, and 81,994,765 Class B Ordinary Shares, $0.05 nominal value per share, as of December 31, 2025.

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

Annual Report on Form 20-F
Year Ended December 31, 2025

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“Brera Holdings,” “Solmate,” “Solmate Infrastructure,” “we,” “us,” “our,” “the Company,” or “our company” are to Brera Holdings PLC, including its subsidiaries.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, $0.50 nominal value per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, $0.50 nominal value per share.

●	“Commission” or “SEC” are to the Securities and Exchange Commission.

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

●	“Nasdaq” are to the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“Series A Preferred Shares” are to our preferred shares, $0.005 nominal value per share, which are designated as Series A Preferred Shares.

●	“2022 Plan” are to the Brera Holdings Limited 2022 Equity Incentive Plan initially approved by our board of directors on October 26, 2022, as amended on April 9, 2025 and September 16, 2025.

In this Annual Report, references to “U.S. dollars,” “dollars,” “USD” and “$” are to the legal currency of the United States, all references to “EUR euros”, “euros” and “€” are to the legal currency of the European Union, and all references to “MKD” or “denars” are to the legal currency of North Macedonia. Our reporting currency and our functional currency is EUR euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain EUR euros into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EUR euros into U.S. dollars in this Annual Report were made at a rate of €0.8519 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2025. On May 8, 2026, the noon buying rate for EUR euros was €0.8494 per $1.00. No representation is made that the EUR euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or EUR euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2025, 2024, and 2023 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is December 31.

Unless otherwise noted, the information in this Annual Report does not give effect to the 1-for-10 reverse share split we effected on May 14, 2026. However, the consolidated financial statements and the related notes thereto included in this Annual Report, including the share and per share information therein, do give effect to such reverse share split.

ii

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our plans and strategies regarding infrastructure in the Middle East;

●	our plans for value creation and strategic advantages;

●	strategies for and execution on M&A;

●	execution on market size and growth opportunities;

●	the anticipated benefits of our digital asset strategy;

●	intentions of our staking activities;

●	our liquidity and the management of our liquidity;

●	our beliefs regarding SOL, the SOL blockchain and ecosystem;

●	our expectations regarding the popularity and competitive success of our sports clubs;

●	our ability to maintain strong relationships with our fans, supporters and sponsors;

●	our ability to regain and maintain compliance with Nasdaq listing standards and other applicable governance requirements;

●	fluctuations in general economic and business conditions in the markets and industries in which we operate, including, among others, rising inflation and capital market disruptions, economic sanctions, bank failures, regional conflicts around the world, and economic slowdowns or recessions that may result from such developments which could harm the value of our ordinary shares and our ability to access capital markets; and

●	relevant government policies and regulations relating to our industry.

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Digital Assets

●	A determination that Solana or any other digital asset is a “security” may adversely affect the price of Solana and the Company’s financial condition, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Company.

●	The trading prices of many digital assets, including Solana, have experienced extreme volatility in recent periods and may continue to do so. Recent developments in the digital asset economy have led to disruption, a loss of confidence among participants, significant negative publicity, and market-wide declines in liquidity. Further declines in the trading price of Solana could have a material adverse effect on the Company’s financial condition, and the Class B Ordinary Shares could lose all or substantially all of their value.

●	Digital assets, including Solana, represent a new and rapidly evolving industry introduced within the past decade. They are subject to a number of risks related to the digital asset ecosystem, and the medium-to-long-term value of the Company’s business depends on the capabilities and development of blockchain technologies, the fundamental investment characteristics of digital assets, and the acceptance of Solana.

●	Proof-of-stake blockchains are a relatively recent innovation and have not been subject to as widespread use or adoption as traditional proof-of-work blockchains. Additionally, digital asset networks face significant scaling challenges and efforts to increase the volume and speed of transactions may not be successful.

Risks Related to Solana and the Solana Network

●	The Company’s financial condition is highly correlated with the price of Solana, which may be highly volatile and subject to fluctuations due to a number of factors, including the successful development and acceptance of the Solana Network, momentum pricing, political or economic crises, and large-scale sales by entities with substantial Solana holdings.

●	Solana’s initial manner of sale may resemble that of certain digital assets found to be securities, and a determination that Solana was offered or sold as a “security” may significantly adversely affect the value of Solana and an investment in our securities.

●	Solana is a relatively new technological innovation with a limited operating history. The Solana Network may not function as intended or may contain flaws in its source code, which could have an adverse impact on the value of Solana.

●	Solana may have concentrated ownership, and large sales or distributions by holders could adversely affect the market price. Additionally, ownership is pseudonymous and the supply of accessible Solana is unknown.

●	The loss, destruction, or theft of a private key required to access Solana may be irreversible, and any incorrectly executed Solana transactions could adversely affect the Company’s financial condition.

●	Competition from new digital assets, central bank digital currencies, smart contract platforms, or emerging payments initiatives could reduce demand for Solana and adversely affect the Company’s financial condition.

●	If the digital assets generated and transaction fees earned for recording transactions on the Solana Network are not sufficiently high to incentivize validators, or if operational costs exceed validation rewards, validators may cease expanding validating power, suffer losses, or demand high transaction fees, which could negatively impact the value of Solana.

●	Unlike some digital assets, which have a limit on outstanding supply, there is no limit on the supply of Solana.

●	The digital asset trading platforms on which Solana trades are relatively new and largely unregulated, and may be exposed to fraud, market manipulation, wash trading, front-running, and security breaches.

Risks Related to the Validator Operations

●	We rely on a third-party service provider to operate a Solana validator on our behalf, and any failure, misconduct, or underperformance by such service provider could result in financial losses, reputational harm, and adverse effects on our business, operating results, and financial condition.

●	Our staking activities conducted through a third-party validator operator are subject to “slashing” penalties and other protocol-level sanctions that could result in the loss or confiscation of staked assets.

●	Regulatory uncertainty regarding staking services, including those conducted through third-party validators, could subject us to enforcement actions, fines, or restrictions on our ability to offer staking-related products and services.

Risks Related to the Legacy Business

●	Our multi-club football operations are dependent on the popularity and/or competitive success of our acquired teams, as well as our ability to attract and retain players and staff for our clubs, none of which can be assured.

Risks Related to our Operations and Liquidity

●	If we are unable to raise substantial additional capital on acceptable terms, or at all, our financial situation may create doubt about whether we will continue as a going concern.

●	Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, the ongoing conflicts in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

●	There are geographic and political risks of operating in the United Arab Emirates.

Risks Related to the Ownership of Our Class B Ordinary Shares

●	We may not be able to maintain a listing of our Class B Ordinary Shares on Nasdaq.

●	Our dual class voting structure could have the effect of concentrating the voting control to any holders of our Class A Ordinary Shares, which would limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of any such shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management named in this Annual Report.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Future issuances of our Class B Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Class B Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our Class B Ordinary Shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Class B Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our Class B Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Class B Ordinary Shares.

●	If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class B Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class B Ordinary Shares could decline.

●	If our Class B Ordinary Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

Risk Factors

Risks Related to Digital Assets

A determination that Solana or any other digital asset is a “security” may adversely affect the price of Solana and the Company’s financial condition, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Company.

Depending on its characteristics, a digital asset, including Solana, may be considered a “security” under U.S. federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. The SEC has previously alleged that Solana is a security. In June 2023, the SEC brought suit against two of the largest operators of digital asset trading platforms in Securities and Exchange Commission v. Binance Holdings Ltd., et al (the “Binance Complaint”) and Securities and Exchange Commission v. Coinbase, Inc., and Coinbase Global, Inc. (the “Coinbase Complaint”), alleging that Binance and Coinbase had solicited U.S. investors to buy, sell, and trade “crypto asset securities” through their unregistered trading platforms and operated unregistered securities exchanges, brokerages and clearing agencies. In addition, in November 2023, the SEC brought similar charges against Kraken (the “Kraken Complaint”), alleging that it operated as an unregistered securities exchange, brokerage and clearing agency. In each of the Binance Complaint, Coinbase Complaint and Kraken Complaint, the SEC initially alleged that Solana was a security. However, in July 2024, the SEC amended the Binance Complaint to remove its assertion that Solana was a security.

On January 21, 2025, the SEC’s acting Chairman Mark T. Uyeda announced the creation of the “Crypto Task Force.” The Crypto Task Force was to be dedicated to developing a comprehensive and clear regulatory framework for digital assets and was to be led by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital asset-based investment vehicles, and clarity regarding digital asset custody, lending and staking. In February 2025, March 2025 and May 2025, Coinbase, Kraken and Binance, respectively, entered into a joint stipulation with the SEC to dismiss the SEC’s lawsuit against them with prejudice. These dismissals do not mean that the SEC has definitively determined that Solana is not a security and the ultimate impact of these dismissals is yet unknown.

Whether a digital asset is a security under the U.S. federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the “Howey” and “Reves” tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has recently indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

The Company intends to operate in compliance with applicable U.S. federal securities laws and the rules and regulations promulgated thereunder. In the event of regulatory or judicial developments affecting the treatment of Solana under such laws and regulations, including but not limited to Solana being deemed or classified as a security, the Company will assess available options and take appropriate action.

Any enforcement action by the SEC or a state securities regulator asserting that Solana is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading price of Solana, as well as the Company’s financial condition. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Any assertion that a digital asset is a security by the SEC or another regulatory authority may have similar effects.

If Solana is found by a court or other regulatory body to be a security, the Company could be considered an unregistered “investment company” under the Investment Company Act, which could necessitate the Company’s liquidation. Furthermore, the Company could be considered to be engaged in a distribution (i.e., a public offering) of unregistered securities in violation of Section 5 of the Securities Act, which could impose significant civil and criminal liability on the Company. There is no guarantee that a court of regulatory body will agree with the Company’s assessment of Solana as a non-security.

The trading prices of many digital assets, including Solana, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading price of Solana, could have a material adverse effect on the value of the Company’s financial condition and the Class B Ordinary Shares could lose all or substantially all of their value.

The trading prices of many digital assets, including Solana, have experienced extreme volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets over the course of 2017, followed by steep drawdowns throughout 2018 in digital asset trading prices. These drawdowns notwithstanding, digital asset prices increased significantly again during 2019, decreased significantly again in the first quarter of 2020 amidst broader market declines as a result of the novel coronavirus outbreak, and increased significantly again over the remainder of 2020 and the first quarter of 2021. Digital asset prices continued to experience significant and sudden changes throughout 2021 followed by steep drawdowns in the fourth quarter of 2021. Assets, including Solana, continued to see steep drawdowns in 2022, and digital asset prices, including Solana, have continued to fluctuate through 2024, 2025, and to date in 2026. Solana has exhibited a historical annualized volatility of approximately 122% and maximum annual price decrease of approximately 95%.

Extreme volatility in the future, including further declines in the trading price of Solana, could have a material adverse effect on the Company’s financial condition and the Class B Ordinary Shares could lose all or substantially all of their value. Furthermore, negative perception and a lack of stability and standardized regulation in the digital asset economy may reduce confidence in the digital asset economy and may result in greater volatility in the price of Solana and other digital assets, including a depreciation in value.

Digital assets, including Solana, are subject to a number of risks related to the digital asset ecosystem.

The value of the Company is highly correlated with the value of the Solana held by the Company. The value of Solana is impacted by factors specific to Solana and also factors relating to the digital asset ecosystem generally, including:

●	market conditions of, and overall sentiment towards, the digital assets and blockchain technology industry;

●	trading activity on digital asset trading platforms, which, in many cases, are largely unregulated or may be subject to manipulation;

●	the adoption of digital assets, such as Solana, as a medium of exchange, store-of-value or other consumptive asset and the maintenance and development of the open-source software protocol (such as the Solana Network) and their ability to meet user demands;

●	manipulative trading activity on digital asset exchanges, which, in many cases, are largely unregulated;

●	the needs of decentralized applications, smart contracts, their users, and users of the Solana Network generally for Solana to pay transaction fees to execute transactions;

●	governmental or regulatory actions by, or investigations or litigation in, countries around the world targeting well-known decentralized applications or smart contracts that are built on the Solana Network, or other developments or problems, and associated publicity, involving or affecting such decentralized applications or smart contracts;

●	increased competition from other forms of digital assets or payment services, including digital currencies constituting legal tender that may be issued in the future by central banks, or digital assets meant to serve as a medium of exchange by major private companies or other institutions;

●	increased competition from other blockchain networks combining smart contracts, programmable scripting languages, and an associated runtime environment, with blockchain-based recordkeeping, particularly where such other blockchain networks are able to offer users access to a larger consumer user base, greater efficiency, reliability, or processing speed, or more economical transaction processing fees than the Solana Network;

●	investors’ expectations with respect to interest rates, the rates of inflation of fiat currencies or Solana, and digital asset exchange rates;

●	consumer preferences and perceptions of Solana specifically and digital assets generally, the Solana Network relative to competing blockchain protocols, and Solana relative to competing digital assets;

●	negative events, publicity, and social media coverage relating to the digital assets and blockchain technology industry;

●	fiat currency withdrawal and deposit policies on digital asset trading platforms;

●	the liquidity of digital asset markets and any increase or decrease in trading volume or market making on digital asset markets;

●	business failures, bankruptcies, hacking, fraud, crime, government investigations, or other negative developments affecting digital asset businesses, including digital asset trading platforms, or banks or other financial institutions and service providers which provide services to the digital assets industry;

●	the use of leverage in digital asset markets, including the unwinding of positions, “margin calls”, collateral liquidations and similar events;

●	investment and trading activities of large or active consumer and institutional users, speculators, validators and investors;

●	a “short squeeze” resulting from speculation on the price of Solana, if aggregate short exposure exceeds the number of shares available for purchase;

●	an active derivatives market for Solana or for digital assets generally;

●	monetary policies of governments, legislation or regulation, trade restrictions, currency devaluations and revaluations and regulatory measures or enforcement actions, if any, that restrict the use of Solana as a form of payment or the purchase of Solana on the digital asset markets;

●	global or regional political, economic or financial conditions, events and situations;

●	fees associated with processing a Solana transaction and the speed at which Solana transactions are settled;

●	the maintenance, troubleshooting, and development of the Solana Network including by validators and developers worldwide;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity and credit risk of digital asset trading platforms;

●	interruptions in service from or closures or failures of major digital asset trading platforms or their banking partners, or outages or system failures affecting the Solana Network;

●	decreased confidence in digital assets and digital assets trading platforms;

●	poor risk management or fraud by entities in the digital assets ecosystem;

●	increased competition from other forms of digital assets or payment services; and

●	the Company’s own acquisitions or dispositions of Solana, since there is no limit on the number of Solana that the Company may acquire.

Although returns from investing in Solana have at times diverged from those associated with other asset classes to a greater or lesser extent, there can be no assurance that there will be any such divergence in the future, either generally or with respect to any particular asset class, or that price movements will not be correlated. In addition, there is no assurance that Solana will maintain its value in the long, intermediate, short, or any other term.

Many digital assets, including Solana, were only introduced within the past decade, and the medium-to-long-term value of the Company’s business is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets.

Many digital assets, including Solana, were only introduced within the past decade, and the medium-to-long-term value of the Company’s business is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the recentness of their development, their dependence on the internet and other technologies, their dependence on the role played by users, developers and validators and the potential for malicious activity. The Company’s core operations—staking Solana, operating Solana validators, and trading digital currencies—are particularly exposed to these factors given their direct reliance on the continued functionality, security, and adoption of the Solana blockchain and the broader digital asset ecosystem. For example, the realization of one or more of the following risks could materially adversely affect the value of the Company’s core business, results of operations, and financial condition:

●	The Solana network or other blockchain networks on which the Company operates may fail to retain validator participation, developer interest, or user adoption, which could reduce staking rewards, transaction volumes, and trading opportunities available to the Company.

●	Technological vulnerabilities, software bugs, or protocol failures in the Solana blockchain could disrupt the Company’s validator operations, result in slashing penalties, or compromise staked assets.

●	Changes to the Solana protocol’s consensus mechanism, staking economics, or validator requirements could adversely affect the Company’s staking yields, increase operational costs, or render the Company’s existing infrastructure obsolete.

●	The Company’s trading activities are subject to significant price volatility in digital assets, which may result in substantial losses and impair the Company’s liquidity and capital position.

●	Cybersecurity breaches, hacking incidents, or other malicious attacks targeting the Company’s validator infrastructure, custody solutions, or trading systems could result in the loss or theft of digital assets.

●	Regulatory developments affecting staking, validator operations, or digital currency trading could restrict the Company’s ability to conduct its core business or impose significant compliance costs.

●	Digital asset networks, including networks utilizing the Solana Network, and the software used to operate them are in the early stages of development. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks. Because Solana is a digital asset, the Company’s financial condition is subject to a number of factors relating to the fundamental investment characteristics of digital assets, including the fact that digital assets are bearer instruments and loss, theft, compromise, or destruction of the associated private keys could result in permanent loss of the asset.

●	Digital asset networks are dependent upon the internet. A disruption of the internet or a digital asset network, such as the Solana Network, would affect the ability to transfer digital assets, including Solana, and, consequently, a disruption may impact their value.

●	Although unlikely, the acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and validators in a digital asset network, such as the Solana Network, could theoretically result in a “fork” in such network’s blockchain, including the Solana Network, resulting in the operation of multiple separate networks.

●	Governance of the Solana Network is by voluntary consensus. As a result, there may be a lack of consensus or clarity on the governance of the Solana Network, which may stymie the Solana Network’s utility and ability to grow and face challenges. In particular, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems on the Solana Network, especially long-term problems.

●	Unlike many other blockchain networks, validators on the Solana Network are not directly compensated for their participation in the consensus process. Running a validator on the Solana Network is generally considered a voluntary contribution to the health and decentralization of the network. Participants run validators for reasons other than direct financial gain, such as supporting the network’s decentralization, ensuring its security, or for reputational benefits within the Solana community. However, because there is no financial incentive for entities or individuals to maintain validators, there is no guarantee that such entities or individuals will continue to run validators. To the extent that a significant number of entities or individuals stop running validators, there would be serious negative consequences to the Solana Network’s functionality, security and overall existence.

●	Many digital asset networks, including the Solana Network, face significant scaling challenges and are being upgraded with various features designed to increase the speed of digital asset transactions and the number of transactions that can be processed in a given period (known as “throughput”). These attempts to increase the volume of transactions may not be effective, and such upgrades may fail, resulting in potentially irreparable damage to the Solana Network and the price of Solana.

●	In the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets.

Moreover, because digital assets, including Solana, have been in existence for a relatively short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this Annual Report.

Digital assets represent a new and rapidly evolving industry, and the Company’s business depends heavily on the acceptance of Solana.

The first major blockchain-based digital asset, bitcoin, was launched in 2009. The Solana Network launched in 2020. In general, digital asset networks, including the Solana Network and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. For example, the realization of one or more of the following risks could materially adversely affect the Company’s financial condition:

●	Banks and other established financial institutions may refuse to process funds for Solana transactions; process wire transfers to or from digital asset trading platforms, Solana-related companies or service providers; or maintain accounts for persons or entities transacting in Solana. As a result, the prices of Solana are largely determined by speculators and validators, thus contributing to price volatility that makes retailers less likely to accept Solana in the future.

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Solana, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.

●	Certain privacy-preserving features have been or are expected to be introduced to a number of digital asset networks. If any such features are introduced to the Solana Network, any trading platforms or businesses that facilitate transactions in Solana may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

●	Users, developers and validators may otherwise switch to or adopt certain digital assets at the expense of their engagement.

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.

Beginning in the fourth quarter of 2021 and continuing to date, digital asset prices have fluctuated widely. This has led to volatility and disruption in the digital asset markets and financial difficulties for several prominent industry participants, including digital asset trading platforms, hedge funds and lending platforms. For example, in the first half of 2022, digital asset lenders Celsius Network LLC and Voyager Digital Ltd. and digital asset hedge fund Three Arrows Capital each declared bankruptcy, and the stablecoin TerraUSD collapsed. These events caused a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and market-wide declines in digital asset trading prices and liquidity.

Thereafter, in November 2022, FTX, the third largest digital asset trading platform by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency. Shortly thereafter, FTX’s CEO resigned and FTX and numerous affiliates of FTX filed for bankruptcy. The U.S. Department of Justice subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. In November 2023, FTX’s former CEO was convicted of fraud and money laundering. Similar charges related to violations of anti-money laundering laws were brought in November 2023 against Binance and its former CEO. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. The SEC also brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC on January 12, 2023 for their alleged unregistered offer and sale of securities to retail investors. In October 2023, the New York Attorney General brought charges against Gemini, Genesis Global Capital and numerous affiliates of Genesis Global Capital, and Digital Currency Group alleging violations of law relating to the Gemini Earn program. In May 2024, the Bankruptcy Court of the Southern District of New York approved a settlement of the charges with the Genesis entities.

These events resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset trading platforms, and custodians. In June 2023, the SEC brought charges against Binance and Coinbase, two of the largest digital asset trading platforms, alleging that they solicited U.S. investors to buy, sell, and trade “crypto asset securities” through their unregistered trading platforms and operated unregistered securities exchanges, brokerages and clearing agencies. Binance subsequently announced that it would be suspending USD deposits and withdrawals on Binance.US and that it plans to delist its USD trading pairs. In addition, in November 2023, the SEC brought similar charges against Kraken, alleging that it operated as an unregistered securities exchange, brokerage and clearing agency.

On January 21, 2025, the SEC’s acting Chairman Mark T. Uyeda announced the creation of the “Crypto Task Force.” The Crypto Task Force was to be dedicated to developing a comprehensive and clear regulatory framework for digital assets and was to be led by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital asset-based investment vehicles, and clarity regarding digital asset custody, lending and staking. In February 2025, March 2025 and May 2025, Coinbase, Kraken and Binance, respectively, each entered into a joint stipulation to dismiss the SEC’s lawsuit against them with prejudice.

The U.S. regulatory regime – namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN, the Office of the Comptroller of the Currency, the FDIC and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including Solana and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require the Company to comply with certain regulatory regimes, which could result in new costs for the Company. The Company may have to devote increased time and attention to regulatory matters, which could increase costs to the Company. New laws, regulations and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including Solana, which could have a negative effect on the value of Solana, which in turn would have a negative effect on the value of the Company’s securities.

These events are continuing to develop at a rapid pace and it is not possible to predict at this time all of the risks that they may pose to the Company, its affiliates and/or the Company’s third-party service providers, or to the digital asset industry as a whole.

Proof-of-stake blockchains are a relatively recent innovation and have not been subject to as widespread use or adoption over as long of a period of time as traditional proof-of-work blockchains.

Certain digital assets, such as bitcoin, use a “proof-of-work” consensus algorithm. The genesis block on the Bitcoin blockchain was mined in 2009, and the Bitcoin blockchain has been in operation since then. Many newer blockchains enabling smart contract functionality, including the current Ethereum Network following the completion of the “Merge” in 2022, use a newer consensus algorithm known as “proof-of-stake.” While their proponents believe that they may have certain advantages, the “proof-of-stake” consensus mechanisms and governance systems underlying many newer blockchain protocols, including the Solana Network, and their associated digital assets – including the Solana held by the Company – have not been tested at scale over as long of a period of time or subject to as widespread use or adoption as, for example, the Bitcoin blockchain’s proof-of-work consensus mechanism has. This could lead to these blockchains, and their associated digital assets, having undetected vulnerabilities, structural design flaws, suboptimal incentive structures for network participants (e.g., validators), technical disruptions, or a wide variety of other problems, any of which could cause these blockchains not to function as intended, lead to outright failure to function entirely causing a total outage or disruption of network activity, or to suffer other operational problems or reputational damage, leading to a loss of users or adoption or a loss in value of the associated digital assets, including the Company’s assets. Over the long term, there can be no assurance that the proof-of-stake blockchain on which the Company’s assets rely will achieve widespread scale or adoption or perform successfully; any failure to do so could negatively impact the value of the Company’s assets.

Digital asset networks face significant scaling challenges and efforts to increase the volume and speed of transactions may not be successful.

Many digital asset networks, including the Solana Network, face significant scaling challenges due to the fact that public blockchains generally face a tradeoff between security and scalability. One means through which public blockchains achieve security is decentralization, meaning that no intermediary is responsible for securing and maintaining these systems. For example, a greater degree of decentralization generally means a given digital asset network is less susceptible to manipulation or capture. Achieving decentralization may mean that every single node on a given digital asset network is responsible for securing the system by processing every transaction and every single full node is responsible for maintaining a copy of the entire state of the network. However, this may involve tradeoffs from an efficiency perspective, and impose constraints on throughput. A digital asset network may be limited in the number of transactions it can process by the fact that all validators participate in validating in each block and the capabilities of each single fully participating node. Many developers are actively researching and testing scalability solutions for public blockchains that do not necessarily result in lower levels of security or decentralization, such as off-chain payment channels. Off-chain payment channels would allow parties to transact without requiring the full processing power of a blockchain.

As corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. Since inception, Solana transaction fees have stood at a fixed rate of 0.000005 Solana per transaction. Increased fees and decreased settlement speeds could preclude certain uses for Solana (e.g., micropayments) and could reduce demand for, and the price of, Solana, which could adversely impact the Company’s financial condition.

There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of Solana Network transactions will be effective, or how long these mechanisms will take to become effective, which could adversely impact the Company’s financial condition.

The rapid development of other competing scalability solutions, such as those which would rely on handling the bulk of computational work relating to transactions or smart contracts and DApps outside of the main Solana Network and Solana blockchain, has caused alternatives to sharding to emerge. “Layer 2” is a collective term for solutions which are designed to help increase throughput and reduce transaction fees by handling or validating transactions off the main Solana Network (known as “Layer 1”) and then attempting to take advantage of the perceived security and integrity advantages of the Layer 1 Solana Network by uploading the transactions validated on the Layer 2 protocol back to the Layer 1 Solana Network. The details of how this is done vary significantly between different Layer 2 technologies and implementations. For example, “rollups” perform transaction execution outside the Layer 1 Solana Network and then post the data, typically in batches, back to the Layer 1 Solana Network where consensus is reached. “Zero knowledge rollups” are generally designed to run the computation needed to validate the transactions off-chain, on the Layer 2 protocol, and submit a proof of validity of a batch of transactions (not the entire transactions themselves) that is recorded on the Layer 1 Solana Network. By contrast, “optimistic rollups” assume transactions are valid by default and only run computation, via a fraud proof, in the event of a challenge. Other proposed Layer 2 scaling solutions include, among others, “state channels”, which are designed to allow participants to run a large number of transactions on the Layer 2 side channel protocol and only submit two transactions to the main Layer 1 Solana Network (the transaction opening the state channel, and the transaction closing the channel), “side chains”, in which an entire Layer 2 blockchain network with similar capabilities to the existing Layer 1 Solana Network runs in parallel with the existing Layer 1 Solana Network and allows smart contracts and DApps to run on the Layer 2 side chain without burdening the main Layer 1 network, and others. To date, the Solana Network community has not coalesced overwhelmingly around any particular Layer 2 solution, though this could change.

Many developers are actively researching and testing scalability solutions for public blockchains. However, there is no guarantee that any of the mechanisms in place or being explored for increasing speed and throughput of settlement of the Solana Network transactions will be effective, which could cause the Solana Network to not adequately resolve scaling challenges and adversely impact the adoption of Solana and the Solana Network and the Company’s financial condition. There is no guarantee that any potential scaling solution, whether a change to the Layer 1 Solana Network like sharding or the introduction of a Layer 2 solution like rollups, state channels or side chains, will achieve widespread adoption. It is possible that proposed changes to the Layer 1 Solana Network could divide the community, potentially even causing a hard fork, or that the decentralized governance of the Solana Network causes network participants to fail to coalesce overwhelmingly around any particular solution, causing the Solana Network to suffer reduced adoption or causing users or validators to migrate to other blockchain networks. It is also possible that scaling solutions could fail to work as intended, could suffer from centralization concerns, or could introduce bugs, coding defects or flaws, security risks, or other problems that could cause them to suffer operational disruptions. Alternatively, if a widely-used Layer 2 network were to fail, it could reduce demand for Solana because it would eliminate a source of demand for using Solana to record transactions from the Layer 2 onto the Layer 1 Solana Network. Any of the foregoing could adversely affect the price of Solana or the Company’s financial condition.

Risks Related to Solana and the Solana Network

The Company’s financial condition is highly correlated with the price of Solana. The price of Solana may be highly volatile and subject to fluctuations due to a number of factors, including the successful development and acceptance of the Solana Network.

Digital assets such as Solana were only introduced within the past 15 years, and the medium to long term financial condition of the Company is subject to a number of factors over time relating to the capabilities and development of blockchain technologies. Solana itself was conceived only in 2017, and first sold in 2018. Digital asset networks, including the Solana peer-to-peer network and associated blockchain ledger, and the software used to operate them are in the early stages of development. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks. Because Solana is a digital asset, the Company’s financial condition is subject to a number of factors relating to the fundamental investment characteristics of digital assets, including the fact that digital assets are bearer instruments and loss, theft, compromise, or destruction of the associated private keys could result in permanent loss of the asset. The realization of one or more of the following risks could materially adversely affect the Company’s financial condition:

●	An increase in the global Solana supply or a decrease in global Solana demand;

●	Digital assets, including Solana, are controllable only by the possessor of both the unique public key and private key or keys relating to the Solana Network address, or “wallet”, at which the digital asset is held. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital asset held in such wallet. The loss, theft, compromise or destruction of a private key required to access a digital asset may be irreversible. If a private key is lost, stolen, destroyed or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the digital asset corresponding to that private key and the private key will not be capable of being restored by the digital asset network resulting in the total loss of the value of the digital asset linked to the private key;

●	Forks in the Solana Network, particularly where changes to the Solana Network source code are either not well-received by key constituencies within the Solana community or are not successfully executed or implemented and fail to achieve the functionality such changes were intended to bring about;

●	The Solana Network’s protocol is informally overseen by a collective of core developers who, along with members of the Solana community, can introduce proposals through Solana Improvement Documents (“SIMDs”) for updating the Solana Network. The core developers evolve over time, largely based on self-determined participation. A Solana client (“Solana Client”) is a software application that implements the Solana Network specification and communicates with the Solana Network. A “node” is a computer or other device that has downloaded the Solana Client and is connected to other computers also running the Solana Client software, together forming the Solana Network. To the extent that node operators update their individual Solana Client to new specifications, the Solana Network could be subject to changes that may adversely affect the value of Solana. In addition, if a digital asset network has high-profile contributors, a perception that such contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset;

●	Increased competition from other blockchain networks combining smart contracts, programmable scripting languages, and an associated runtime environment, with blockchain-based recordkeeping, particularly where such other blockchain networks are able to offer users access to a larger consumer user base, greater efficiency, reliability, or processing speed, or more economical transaction processing fees than the Solana Network fees associated with processing a Solana transaction and the speed at which Solana transactions are settled;

●	The ability for the Solana Network to attract and retain validators to secure and confirm transactions accurately and efficiently;

●	The acceptance of software patches or upgrades by some, but not all, nodes, users and validators in a digital asset network, such as the Solana Network, could result in a “fork” in the Solana Network, resulting in the operation of multiple separate networks;

●	A lack of consensus or clarity on the governance of the Solana Network, which may stymie the Solana Network’s utility and ability to grow and face challenges. In particular, it may be difficult to find solutions or martial sufficient effort to overcome any future problems on the Solana Network, especially long-term problems;

●	Digital asset validator operations have evolved from individual users to “professionalized” validating operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset validating operations are not sufficiently high, including due to a decrease in transaction fees, validators are more likely to immediately sell tokens earned by validating, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price;

●	To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in solved blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Solana blockchain until a block is validated by a validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network;

●	The Solana Network has been in the process of implementing a series of software upgrades and other changes to its protocol, such as QUIC TPU, stake-weighted QoS, localized fee markets, sharding, token-22, token extensions, and Firedancer. These upgrades have resulted in, and are expected to continue to result in, changes to the Solana Network. Many of the contemplated upgrades to the Solana Network will include updates to material aspects of its source code. Although some of these upgrades have been successfully implemented, such as QUIC, stake-weighted QoS, and localized fee markets, which are currently live on Mainnet-beta, there is no guarantee that there are not undiscovered flaws that will emerge in the future even in upgrades previously considered successful, and previously successful upgrades do not guarantee that future upgrades will be successful. Any such undiscovered flaws, or the failure to properly implement future changes, could have a material adverse effect on the value of Solana and the Company’s financial condition. Firedancer, the high-performance validator client developed by Jump Crypto, is now a core pillar of the Solana ecosystem. Following the successful “Frankendancer” hybrid phase throughout 2025, Firedancer 1.0 officially launched on the Solana mainnet in May 2026. Its implementation has focused on providing the network with critical client diversity and the efficiency required to support massive global scaling and sharding. With its full production release, the Solana network has moved away from its reliance on a single validator client, significantly bolstering its uptime and overall resilience. As a result of this or future upgrades, it is possible that significant volumes of currently locked and illiquid Solana becomes unlocked and sold, which could increase volatility in Solana prices or have a material adverse effect on the value of Solana and the Company’s financial condition. Upgrades currently being considered to increase throughput and promote scaling, such as “sharding” the Layer 1 Solana Network or greater reliance so-called “Layer 2” solutions, could have effects which are difficult to anticipate at this time, but could - if unsuccessfully implemented, or if they contain undiscovered flaws - materially adversely impact or even effectively eliminate the value of Solana, and therefore impact the Company’s financial condition. In addition, the acceptance of software patches or upgrades by some, but not all, nodes, users and validators in a digital asset network could result in a “fork” in such network’s blockchain, resulting in the operation of multiple separate networks;

●	Software applications running on top of the Solana Network (often referred to as “decentralized applications” or “DApps”, whether or not decentralized in fact) and smart contract developers depend on being able to obtain Solana to be able to run their programs and operate their businesses. In particular, decentralized applications and smart contracts require Solana in order to pay the gas fees needed to power such applications and smart contracts and execute transactions. As such, they represent a significant source of demand for Solana. Solana’s price volatility (particularly where Solana prices increase), or the Solana Network’s wider inability to meet the demands of decentralized applications and smart contracts in terms of inexpensive, reliable, and prompt transaction execution (including during congested periods), or to solve its scaling challenges or increase its throughput, may discourage such decentralized application and smart contract developers from using the Solana Network as the foundational infrastructure layer for building their applications and smart contracts. If decentralized application and smart contract developers abandon the Solana blockchain for other blockchain or digital asset networks or protocols for whatever reason, the value of Solana could be negatively affected;

●	In the past, bugs, defects and flaws in the source code for digital assets have been exposed and exploited, including flaws that disrupted normal Solana Network, Solana Client, or DApp and smart contract operations or disabled related functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying the Solana Network or Solana as an asset could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to compromise the security of the Solana Network or take the Company’s Solana, which would adversely affect the Company’s financial condition. Moreover, normal operations and functionality of the Solana Network may be negatively affected. Such losses of functionality could lead to the Solana Network losing attractiveness to users, nodes, validators, or other stakeholders, thereby dampening demand for Solana. Even if another digital asset other than Solana were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the Company’s financial condition.

Solana’s initial manner of sale may resemble that of certain digital assets found to be securities, and a determination that Solana was offered or sold as a “security” may significantly adversely affect the value of Solana and an investment in our securities.

Through historical enforcement actions and other statements, the SEC and its staff have historically taken the position that a digital asset’s initial manner of sale may be a key factor in determining whether that digital asset was a security, at least at the time of the digital asset’s delivery as part of that sale. This has meant that many blockchain startups that have offered digital assets to the public in the form of initial coin offerings, also known as ICOs, have been found to have engaged in illegal unregistered distributions of securities. One variant of an ICO involves a digital asset being sold through a Simple Agreement for Future Tokens, or a “SAFT.” Under a SAFT, a purchaser agrees to contribute funds to enable the development of a digital asset network in exchange for an agreement by the developer to deliver digital assets in the future once the network becomes operational. The legal theory behind the SAFT is that, while the SAFT itself may be an “investment contract” and thus a “security” under the federal securities laws (and is therefore typically offered in reliance on an exemption from registration), the tokens themselves should not be securities at the time of their delivery because at that time the network will be operational and the tokens will have real consumptive uses, rather than representing an investment to fund the initial development work.

The SEC has cast doubt on the legal argument underpinning the SAFT structure and has litigated in federal court at least two significant enforcement actions involving digital assets sold under SAFTs, arguing in each case that the digital assets sold under the SAFTs, and not just the SAFTs themselves, were securities. In March 2020, the SEC obtained a preliminary injunction barring Telegram Group, Inc. from conducting an unregistered distribution of digital assets known as Grams, on the grounds that Grams were securities under the federal securities laws, notwithstanding the fact that they had been sold under a SAFT. Telegram Group ultimately agreed to return $1.2 billion to investors and to pay an $18.5 million civil penalty. Similarly, in September 2020 the SEC won a motion for summary judgment against Kik Interactive, Inc., persuading the court that Kik Interactive’s sale of digital assets, called Kin, through a SAFT structure should be integrated with Kik Interactive’s separate public sale of Kin (which the court held to be illegal), as the sales were conducted using the same marketing efforts, involved the same asset, and were conducted very close in time to one another. Kik Interactive ultimately agreed to pay a $5 million civil penalty. The SEC in December 2020 filed a complaint against the issuer of XRP, Ripple Labs, Inc., and two of its executives, alleging that Ripple Labs and its executives raised over $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. Multiple digital assets the SEC alleged to be securities in the Coinbase Complaint, Binance Complaint and Kraken Complaint were first sold to the public in similar circumstances or ICOs. Subsequently, in July 2023, the District Court for the Southern District of New York held that while XRP is not a security, certain sales of XRP to certain buyers amounted to “investment contracts” under the Howey test.

Solana Labs, the developer of the Solana Network and the creator of Solana, used a SAFT to distribute approximately 38% of the total supply of Solana. Solana’s distribution through a SAFT shares several characteristics with other offerings of digital assets through SAFTs, including those conducted by Telegram Group, Kik Interactive and Ripple Labs that the SEC argued were used to effect the illegal unregistered public distribution of a security. There have been a number of district court decisions which found that the tokens themselves involved in those cases were not themselves securities, rather it was the investment contract surrounding certain initial distributions which was a security; however, these decisions were at the district court level, and the Company is not aware of appellate authority upholding such decisions. While there are reasonable grounds on which Solana may be distinguished from Grams, Kin and XRP, Solana has certain characteristics that mean that the risk of the SEC or a court finding Solana to be a security is greater than the risk that digital assets like bitcoin or ether would be found to be securities. For example, although Solana is decentralized in certain respects, a significant amount of Solana remains under the control of Solana Labs and the Solana Foundation. Even though Solana does not have an official developer, the degree of control retained by Solana Labs and Solana Foundation is such that either may be viewed by a regulator as continuing to play a material role in the development of Solana, which could adversely affect any argument that Solana is not a security. In addition, even setting aside Solana’s initial manner of offering, a significant portion of demand for digital assets is generated by speculators and investors, not necessarily by those looking to use digital assets for consumptive purposes. If the Solana Network cannot retain users and demonstrate that its primary consumptive use case for Solana is serious and viable, this might also increase the risk that Solana is determined to be a security.

If Solana is determined to be a “security” or transactions in Solana are determined to be securities transactions under federal or state securities laws by the SEC or a state regulatory agency, or in a proceeding in a court of law or otherwise, it will have significant adverse consequences for Solana and the Company’s financial condition. If Solana or transactions in Solana are determined to be a security or a securities transaction, it is likely to become difficult or impossible for Solana to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which could in turn materially and adversely affect the trading value, liquidity, market participants’ ability to convert Solana into U.S. dollars and general acceptance of Solana and cause users to migrate to other digital assets. As such, any determination that Solana or transactions in that digital asset are a security under federal or state securities laws may adversely affect the value of Solana and, as a result, the Company’s financial condition.

Solana is a relatively new technological innovation with a limited operating history. The Solana Network may not function as intended, which could have an adverse impact on the value of Solana and therefore the value of our securities.

The Solana Protocol was conceived in 2017 and serves as the underlying architecture and rules pursuant to which the Solana Network operates. Solana began trading in April 2020 and in the United States in September 2020. One notable element of the Solana Protocol was the introduction of Proof-of-History (“PoH”) timestamping mechanism. PoH is a timestamping mechanism that automatically orders on-chain transactions by creating a historical record that proves an event has occurred at a specific moment in time. PoH is intended to provide a transaction processing speed and capacity advantage over other blockchain networks like the Bitcoin network and the Ethereum network, which rely on sequential production of blocks and can lead to delays caused by validator confirmations.

However, PoH is a relatively new blockchain technology that is not widely used and may not function as intended. For example, it may require more specialized equipment to participate in the network and fail to attract a significant number of users. In addition, there may be flaws in the cryptography underlying PoH specifically or the Solana Network generally, including flaws that affect functionality of the Solana Network, the proof-of-stake consensus algorithm, a particular client software implementation, or a user’s wallet software, or make the network vulnerable to attack.

The Solana Network has suffered network-level outage incidents over the past six years. For example, in 2020, the Solana Network experienced an outage attributed to a bug in the block propagation mechanism, and was offline for at least six hours. On September 14, 2021, the Solana Network experienced a significant disruption, later attributed to a type of denial of service attack, and was offline for 17 hours, only returning to full functionality 24 hours later. During the restart, a second integer overflow bug was discovered and patched. In January 2022, during a time of high network congestion, the Solana Network experienced degraded performance and partial outages. The disruption was attributed to bots spamming excessive duplicate transactions, significantly reducing network capacity. Blocks took longer than expected to process, leading to transaction success rates dropping by as much as 70%. In April 2022, the Solana Network experienced an unprecedented surge in transaction requests, attributed to bots trying to secure newly minted NFTs through the Metaplex Candy Machine program. This minting mechanism operated on a first-come, first-served basis, creating a strong economic incentive to flood the network with transactions and win the mint. As transaction volume skyrocketed, validators ran out of memory and crashed, ultimately stalling consensus. Insufficient voting throughput prevented the finalization of earlier blocks, preventing abandoned forks from being cleaned up. As a result, validators became overwhelmed by the sheer number of forks they had to evaluate, exceeding their capacity even after restarts and requiring manual intervention to restore the network. The Solana Network was offline for at least eight hours. In June 2022, the Solana Network experienced a bug with so-called “durable nonce” transactions leading to consensus failures. The Solana Network was offline for at least two and a half hours. In September 2022, the Solana Network experienced a bug attributed to validators erroneously producing duplicate blocks at the same block height. The Solana Network was offline for at least eight and a half hours. In February 2023, the Solana Network experienced another bug with its block propagation mechanism. The Solana Network was offline for at least 19 hours. In February 2024, the Agave client software implementation experienced a bug affecting its compiler. The Solana Network was offline for around five hours. These disruptions and outages have impacted and, if they continue to happen in the future, may continue to impact the value of Solana and therefore the value of our securities.

Mathematical or technological advances could undermine the Solana Network’s consensus mechanism.

The Solana Network relies on cryptographic algorithms for various operations, including address generation, transaction verification and smart contract execution. It is possible that mathematical or technological advances, such as the development of quantum computers with significantly more power than computers presently available, could undermine or vitiate the cryptographic consensus mechanism underpinning the Solana blockchain. Quantum computing technology is an emerging phenomenon which, because it is still developing, makes it difficult to predict its ultimate effect on the future value of Solana and other digital assets. However, recent announcements by computer technology companies have suggested that quantum computing technology may be advancing faster than previously anticipated. For example, in February 2025, Microsoft announced its Majorana 1 chip, which is claimed to have the potential to support a one-million-qubit quantum computer. If quantum computing technology is able to advance and significantly increase its capacity relative to the capacity of today’s leading quantum computers, it could potentially undermine the viability of many of the cryptographic algorithms used across the world’s information technology infrastructure, including the cryptographic algorithms used for digital assets like Solana. If quantum computing is able to advance in that way, there is a risk that quantum computing could result in the cryptography underlying the Solana Network becoming ineffective, which, if realized, could compromise the security of the Solana Network, or allow a malicious actor to compromise the wallets holding Solana owned by the Company or others on the Solana Network, which would result in losses to our shareholders. While various actors in the Solana community are taking steps to enable the uses of cryptographic algorithms that would be resistant to advanced quantum computers, there is no guarantee that new quantum-proof architectures will be built and appropriate transitions will be implemented across the network at scale in a timely manner; any such changes could require the achievement of broad consensus within the Solana Network community and a fork (or multiple forks), and there can be no assurance that such consensus would be achieved or the changes implemented successfully. If any of the foregoing were to occur, it could result in losses to our shareholders. Moreover, normal operations and functionality of the Solana Network may be negatively affected. Such losses of functionality could lead to the Solana Network losing attractiveness to users, nodes, validators, or other stakeholders, thereby dampening demand for Solana. Even if another digital asset other than Solana were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the Company’s financial condition.

Smart contracts, including those relating to DeFi applications, are a new technology and their ongoing development and operation may result in problems, which could reduce the demand for Solana or cause a wider loss of confidence in the Solana Network, either of which could have an adverse impact on the value of Sol.

Smart contracts are programs that run on the Solana blockchain that execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming can have damaging effects. For example, in June 2016, a vulnerability in the smart contracts underlying the DAO, a distributed autonomous organization for venture capital funding on the Ethereum Network, allowed an attack by a hacker to syphon approximately $60 million worth of ether from the DAO’s accounts into a segregated account. In the aftermath of the theft, certain core developers and contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of ether reportedly dropped approximately 35% in the aftermath of the attack and subsequent hard fork. In addition, in July 2017, a vulnerability in a smart contract for a multi-signature wallet software developed by Parity led to a reportedly $30 million theft of ether, and in November 2017, a new vulnerability in Parity’s wallet software reportedly led to roughly $160 million worth of ether being indefinitely frozen in an account. Furthermore, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allows hackers to create a large number of smart contract tokens, causing multiple crypto asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of crypto assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. In another example, in February 2022, a vulnerability in a smart contract for Wormhole, a bridge between the Ethereum Network and Solana Network led to a $320 million theft of ether. While persons associated with Solana Labs and/or the Solana Foundation are understood to have played a key role in bringing the network back online, the broader community also played a key role, as Solana validators coordinated to upgrade and restart the network. Other smart contracts, such as bridges between blockchain networks and decentralized finance (“DeFi”) protocols have also been manipulated, exploited or used in ways that were not intended or envisioned by their creators such that attackers syphoned over $3.8 billion worth of digital assets from smart contracts in 2022. Problems with the development, deployment, and operation of smart contracts may have an adverse effect on the value of Solana, just as they have for other digital assets like ether.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users”. These users may have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. Furthermore, in some cases where inadequate public information may be available, information asymmetries may exist, even with respect to open-source smart contracts or applications; certain participants may have hidden informational or technological advantages, making for an uneven playing field. There may be opportunities for bad actors to perpetrate fraudulent schemes and engage in illicit activities and other misconduct, such as exit scams and rug pulls (orchestrated by developers and/or influencers who promote a smart contract or application and, ultimately, escape with the money at an agreed time), or Ponzi or similar fraud schemes.

Many DeFi applications are currently deployed on the Solana Network, and smart contracts relating to DeFi applications currently represent a significant source of demand for Solana. DeFi applications may achieve their investment purposes through self-executing smart contracts that may allow users to invest digital assets in a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. These investments may earn interest to the investor based on the rates at which borrowers repay the loan, and can generally be withdrawn by the investor. For smart contracts that hold a pool of digital asset reserves, smart contract super users or admin key holders may be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the digital assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. Super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super users or core community members take actions that adversely affect the smart contract, users who transact with the smart contract may experience decreased functionality of the smart contract or may suffer a partial or total loss of any digital assets they have used to transact with the smart contract. Furthermore, the underlying smart contracts may be insecure, contain bugs or other vulnerabilities, or otherwise may not work as intended. Any of the foregoing could cause users of the DeFi application to be negatively affected, or could cause the DeFi application to be the subject of negative publicity. Because DeFi applications may be built on the Solana Network and represent a significant source of demand for Solana, public confidence in the Solana Network itself could be negatively affected, such sources of demand could diminish and the value of Solana could decrease. Similar risks apply to any smart contract or decentralized application, not just DeFi applications.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets, or any ability to participate in or otherwise influence a digital asset’s underlying network, could have an adverse effect on the market price of such digital asset.

As of late 2025, it is estimated that the largest 100 Solana wallets held approximately 23% of the Solana in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Solana, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Solana. Competition from other consortia or private blockchains could also have a negative impact on the price of Solana and adversely affect the Company’s financial condition.

Any name change and any associated rebranding initiative by the core developers of Solana may not be favorably received by the digital asset community, which could negatively impact the value of Solana and the Company’s financial condition.

From time to time, digital assets may undergo name changes and associated rebranding initiatives. For example, Bitcoin Cash may sometimes be referred to as Bitcoin ABC in an effort to differentiate itself from any Bitcoin Cash hard forks, such as Bitcoin Satoshi’s Vision, and in the third quarter of 2018, the team behind ZEN rebranded and changed the name of ZenCash to “Horizen.” We cannot predict the impact of any name change and any associated rebranding initiative on Solana. After a name change and an associated rebranding initiative, a digital asset may not be able to achieve or maintain brand name recognition or status that is comparable to the recognition and status previously enjoyed by such digital asset. The failure of any name change and any associated rebranding initiative by a digital asset may result in such digital asset not realizing some or all of the anticipated benefits contemplated by the name change and associated rebranding initiative, and could negatively impact the value of Solana and the Company’s financial condition.

The loss or destruction of a private key required to access Solana may be irreversible. The Solana Custodians loss of access to a private key associated with the Company’s Solana could adversely affect the Company’s financial condition.

Transfers of Solana among users are accomplished via Solana transactions (i.e., sending Solana from one user to another). The creation of a Solana transaction requires the use of a unique numerical code known as a “private key.” In the absence of the correct private key corresponding to a holder’s particular Solana, the Solana is inaccessible. The custody of the Company’s Solana is handled by Anchorage Digital Bank National Association, BitGo Bank & Trust, National Association, and Kraken Financial (Payward Financial, Inc.) (collectively the “Solana Custodians”), and the transfer of Solana to and from authorized participants is directed by the Company. The Company has evaluated the procedures and internal controls of the Company’s Solana Custodians to safeguard the Company’s Solana holdings. If the Solana Custodians internal procedures and controls are inadequate to safeguard the Company’s Solana holdings, and the Company’s private key(s) is(are) lost, destroyed or otherwise compromised and no backup of the private key(s) is(are) accessible, the Company will be unable to access its Solana, which could adversely affect the Company’s financial condition. In addition, if the Company’s private key(s) is(are) misappropriated and the Company’s Solana holdings are stolen, the Company could lose some or all of its Solana holdings, which could adversely impact the Company’s financial condition.

New competing digital assets may result in a reduction in demand for Solana, which could have a negative impact on the price of Solana and may have a negative impact on the performance of the Company.

Solana faces significant competition from other digital assets, as well as from other technologies or payment forms, such as SWIFT, ACH, remittance networks, credit cards and cash. There is no guarantee that Solana will become a dominant form of cross-border payments, store of value or method of exchange.

Competition from central bank digital currencies and emerging payments initiatives involving financial institutions could adversely affect the value of Solana and other digital assets.

Central banks in various countries have introduced digital forms of legal tender (“CBDCs”). Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Solana and other cryptocurrencies as a medium of exchange or store of value. Central banks and other governmental entities have also announced cooperative initiatives and consortia with private sector entities, with the goal of leveraging blockchain and other technology to reduce friction in cross-border and interbank payments and settlement, and commercial banks and other financial institutions have also recently announced a number of initiatives of their own to incorporate new technologies, including blockchain and similar technologies, into their payments and settlement activities, which could compete with, or reduce the demand for, Solana. As a result of any of the foregoing factors, the value of Solana could decrease, which could adversely affect the Company’s financial condition.

The price of Solana may be affected due to stablecoins (including Tether and US Dollar Coin (“USDC”)), the activities of stablecoin issuers and their regulatory treatment.

While the Company does not invest in stablecoins, it may nonetheless be exposed to risks that stablecoins pose for the Solana market and other digital asset markets. Stablecoins are digital assets designed to have a stable value over time as compared to typically volatile digital assets, and are typically marketed as being pegged to a fiat currency, such as the U.S. dollar, at a certain value. Although the prices of stablecoins are intended to be stable, their market value may fluctuate. This volatility has in the past apparently impacted the price of Solana. Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks that they could pose to participants in the Solana market. In addition, some have argued that some stablecoins, particularly Tether, are improperly issued without sufficient backing in a way that, when the stablecoin is used to pay for Solana, could cause artificial rather than genuine demand for Solana, artificially inflating the price of Solana, and also argue that those associated with certain stablecoins may be involved in laundering money. On February 17, 2021 the New York Attorney General entered into an agreement with Tether’s operators, including Bitfinex, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. On October 15, 2021, the CFTC announced a settlement with Tether’s operators, Tether Holdings Limited, Tether Operations Limited, Tether Limited, and Tether International Limited, in which they agreed to pay $42.5 million in fines to settle charges that, among others, Tether’s claims that it maintained sufficient U.S. dollar reserves to back every Tether stablecoin in circulation with the “equivalent amount of corresponding fiat currency” held by Tether were untrue.

Bitfinex also agreed to pay the CFTC a $1.5 million fine to settle charges that Bitfinex offered off-exchange leveraged, margined, or financed transactions involving cryptocurrencies, including Solana, with U.S. customers who were not eligible contract participants and accepted funds (including in the form of Tether stablecoins) and orders in connection with such illegal off-exchange transactions, triggering an obligation to register with the CFTC, which the CFTC order asserts it violated. The CFTC previously fined Bitfinex in 2016 on similar charges.

USDC is a reserve-backed stablecoin issued by Circle Internet Financial that is commonly used as a method of payment in digital asset markets, including the Solana market. While USDC is designed to maintain a stable value at US$1.00 at all times, on March 10, 2023, the value of USDC fell below $1.00 for multiple days after Circle Internet Financial disclosed that US$3.3 billion of the USDC reserves were held at Silicon Valley Bank, which had entered FDIC receivership earlier that day. Stablecoins are reliant on the U.S. banking system and U.S. treasuries, and the failure of either to function normally could impede the function of stablecoins, and therefore could adversely affect the Company’s financial condition.

Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on the broader digital asset market, including the market for Solana. Because a large portion of the digital asset market still depends on stablecoins such as Tether and USDC, there is a risk that a disorderly de-pegging or a run on Tether or USDC could lead to dramatic market volatility in digital assets more broadly. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or potential manipulative activity when unbacked stablecoins are used to pay for other digital assets (including Solana), or regulatory concerns about stablecoin issuers or intermediaries, such as exchanges, that support stablecoins, or the removal or migration of prominent stablecoins away from the Solana Network, could impact individuals’ willingness to trade on trading venues that rely on stablecoins, reduce liquidity in the Solana market, and affect the value of Solana, and in turn impact the Company’s financial condition.

If the digital assets generated and/or transaction fees earned for recording transactions on the Solana Network are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expanding validating power or demand high transaction fees, which could negatively impact the value of Solana and the Company’s financial condition.

If the digital asset “awards” for validating blocks or the transaction fees for recording transactions on the Solana Network are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expending validating power to validate blocks and confirmations of transactions on the Solana blockchain could be slowed. For example, the realization of one or more of the following risks could materially adversely affect the Company’s financial condition:

●	A reduction in the processing power expended by validators on the Solana Network could increase the likelihood of a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtaining control. See “—The Solana Network could be vulnerable to attacks on transaction finality and consensus processes, which could adversely affect the Company’s financial condition or the ability of the Company to operate” below.

●	Validators have historically accepted relatively low transaction confirmation fees on most digital asset networks. If validators demand higher transaction fees for recording transactions in the Solana blockchain or a software upgrade automatically charges fees for all transactions on the Solana Network, the cost of using Solana may increase and the marketplace may be reluctant to accept Solana as a means of payment. Alternatively, validators could collude in an anti-competitive manner to reject low transaction fees on the Solana Network and force users to pay higher fees, thus reducing the attractiveness of the Solana Network. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect the attractiveness of the Solana Network, the value of Solana and the Company’s financial condition.

●	To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Solana blockchain until a block is validated by a validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays or disruptions in the recording of transactions could result in a loss of confidence in the Solana Network and could prevent the Company from completing transactions associated with the day-to-day operations of the Company.

●	During the course of ordering transactions and validating blocks, validators may be able to prioritize certain transactions in return for increased transaction fees, an incentive system known as “Maximal Extractable Value” or MEV. For example, in blockchain networks that facilitate DeFi protocols in particular, such as the Solana Network, users may attempt to gain an advantage over other users by increasing offered transaction fees. Certain software solutions, such as Flashbots, have been developed which facilitate validators in capturing MEV produced by these increased fees. The MEV incentive system may lead to an increase in transaction fees on the Solana Network, which may diminish its use. Users or other stakeholders on the Solana Network could also view the existence of MEV as unfair manipulation of decentralized digital asset networks, and refrain from using DeFi protocols or the Solana Network generally. In addition, it is possible regulators or legislators could enact rules which restrict the use of MEV, which could diminish the popularity of the Solana Network among users and validators. Any of these or other outcomes related to MEV may adversely affect the value of Solana and the Company’s financial condition.

Validators may suffer losses due to staking, or staking may prove unattractive to validators, which could make the Solana Network less attractive.

Validation on the Solana Network requires Solana to be transferred into smart contracts on the underlying blockchain networks not under the Company’s or anyone else’s control. If the Solana Network source code or protocol fail to behave as expected, suffer cybersecurity attacks or hacks, experience security issues, or encounter other problems, such assets may be irretrievably lost. As part of the “activating” and “de-activating” or “cooling down” processes of staking, staked Solana will be inaccessible for a variable period of time determined by a range of factors, resulting in potential inaccessibility during those periods. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Solana Network’s proof-of-stake consensus protocol. “De-activating” is the request to exit from the active set and no longer participate in the Solana Network’s proof-of-stake consensus protocol. As part of these “activating” and “de-activating” processes of staking on the Solana Network, any staked Solana will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors. However, depending on demand, un-staking can take between one to several epochs to complete. An epoch is approximately two days long on the Solana Network.

The Solana Network requires the payment of base fees and the practice of paying prioritization fees is common, and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of Solana. Any cybersecurity attacks, security issues, hacks, penalties, slashing events, or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such, and adversely impact the Solana Network’s adoption or the price of Solana. Any disruption of validation on the Solana Network could interfere with network operations and cause the Solana Network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of Solana to decrease. The limited liquidity during the “activation” or “de-activation” processes could dissuade potential validators from participating, which could interfere with network operations or security and cause the Solana Network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of Solana to decrease.

Operational cost may exceed the award for validating transaction, and increased transaction fees may adversely affect the usage of the Solana Network.

If transaction confirmation fees become too high, the marketplace may be reluctant to use the Solana Network. This may result in decreased usage and limit expansion of the Solana Network in the retail, commercial and payments space, adversely impacting investment in the Company. Conversely, if the reward for validators or the value of the transaction fees is insufficient to motivate validators, they may cease to validate transactions.

Ultimately, if the awards of new Solana and costs of validating transactions grow disproportionately, validators may operate at a loss, transition to other networks, or cease operations altogether. Each of these outcomes could, in turn, slow transaction validation and usage, which could have a negative impact on the Solana Network and could adversely affect the value of the Solana held by the Company.

As a result of Solana’s fee burning mechanism, the incentives for validators to validate transactions with higher fees are reduced, since those validators would not receive those fees.

An acute cessation of validator operations would reduce the collective processing power on the Solana Network, which would adversely affect the transaction verification process by temporarily decreasing the speed at which blocks are added to the blockchain and make the blockchain more vulnerable to a malicious actor obtaining control in excess of the relevant threshold of the processing power on the blockchain. Reductions in processing power could result in material, though temporary, delays in transaction confirmation time. Any reduction in confidence in the transaction verification process may adversely impact the value of the ordinary shares of the Company or the ability of the Company to operate.

There are risks associated with anonymity and illicit financing.

Although transaction details of peer-to-peer transactions are recorded on the Solana Network, a buyer or seller of digital assets on a peer-to-peer basis directly on the Solana Network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump-and-dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset were used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil liability or lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset platforms. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and the Company’s financial condition. If the Company were to transact with a sanctioned entity, the Company would be at risk of potential criminal or civil lawsuits or liability.

Illicit financing risks are present in the digital asset markets, including markets for Solana. There can be no assurance that any measures employed by the Company will prove successful in reducing illicit financing risks, and the Company is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Company or its affiliates could face civil or criminal liability, fines, penalties, or other punishments; be subject to investigation; have their assets frozen; lose access to banking services or services provided by other service providers; or suffer disruptions to their operations, any of which could negatively affect the Company’s ability to operate or impact the Company’s financial condition.

The Company intends only to interact with known third-party service providers with respect to whom the Company or its affiliates have confidence. Even with the exercise of reasonable precautions, there is no guarantee that the measures employed by the Company will prove effective in identifying all possible sources of illicit financing risks.

Unlike some digital assets, which have a limit on outstanding supply, there is no limit on the supply of Solana.

Some digital assets, such as bitcoin, have a limit on outstanding supply (a so-called “hard cap”) on the supply of outstanding digital assets. There is no hard cap on the supply of Solana, which will continue to be issued as a reward to validators for new blocks. As with many digital assets, the price of Solana is heavily influenced by supply and demand. If the supply of Solana is inflationary, then in the absence of deflationary forces, Solana could lose value, assuming the same amount of demand.

A temporary or permanent “fork” or a “clone” of the Solana Network could adversely affect the Company’s financial condition.

The Solana Network operates using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and validators of Solana adopt the modification. When a modification is introduced and a substantial majority of users and validators’ consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and validators’ consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Solana Network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Solana running in parallel, yet lacking interchangeability. For example, in September 2022, the Ethereum Network transitioned to a proof-of-stake model, in an upgrade referred to as the “Merge.” Following the Merge, a hard fork of the Ethereum Network occurred, as certain Ethereum miners and network participants planned to maintain the proof-of-work consensus mechanism that was removed as part of the Merge. This version of the network was rebranded as “Ethereum Proof-of-Work.”

Forks may also occur as a network community’s response to a significant security breach. For example, in July 2016, the Ethereum Network “forked” into ether and a new digital asset, Ethereum Classic, as a result of the Ethereum Network community’s response to a significant security breach. In June 2016, an anonymous hacker exploited a smart contract running on the Ethereum Network to syphon approximately $60 million of ether held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as ETC. ETC now trades on several digital asset trading platforms. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of ether and Ethereum Classic.

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum Network and Ethereum Classic Network, two other digital asset networks, split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued ether trading platforms through at least October 2016. An ether trading platform announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of validating power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual validator or validating pool’s validating power to exceed 50% of the validating power of a digital asset network that retained or attracted less validating power, thereby making digital asset networks that rely on proof-of-stake more susceptible to attack.

Protocols may also be cloned. Unlike a fork, which modifies an existing blockchain, and results in two competing networks, each with the same genesis block, a “clone” is a copy of a protocol’s codebase, but results in an entirely new blockchain and new genesis block. Tokens are created solely from the new “clone” network and, in contrast to forks, holders of tokens of the existing network that was cloned do not receive any tokens of the new network. A “clone” results in a competing network that has characteristics substantially similar to the network it was based on, subject to any changes as determined by the developer(s) that initiated the clone.

A hard fork may adversely affect the price of Solana at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Company would be entitled to both versions of the digital asset running in parallel, the Company will, as permitted by the terms of its applicable agreements, determine which version of the digital asset is generally accepted as the Solana Network and should therefore be considered the appropriate network for the Company’s purposes, and there is no guarantee that the Company will choose the digital asset that is ultimately the most valuable fork.

Either of these events could therefore adversely impact the Company’s financial condition. As an illustrative example of a digital asset hard fork, following the DAO hack in July 2016, holders of ether voted on-chain to reverse the hack, effectively causing a hard fork. For the days following the vote, the price of ether rose from $11.65 on July 15, 2016 to $14.66 on July 21, 2016, the day after the first Ethereum Classic block was mined. A clone may also adversely affect the price of Solana at the time of announcement or adoption. For example, on November 6, 2016, Rhett Creighton, a Zcash developer, cloned the Zcash Network to launch Zclassic, a substantially identical version of the Zcash Network that eliminated the Founders’ Reward. For the days following the date the first Zclassic block was mined, the price of ZEC fell from $504.57 on November 5, 2016 to $236.01 on November 7, 2016 in the midst of a broader sell off of ZEC beginning immediately after the Zcash Network launch on October 28, 2016. A clone may also adversely affect the price of Solana at the time of announcement or adoption. A future fork in or clone of the Solana Network could adversely affect the Company’s financial condition or the ability of the Company to operate.

In the event of a hard fork of the Solana Network, the Company will, if permitted by the terms of its applicable agreements, use its discretion to determine which network should be considered the appropriate network for the Company’s purposes, and in doing so may adversely affect the Company’s financial condition.

In the event of a hard fork of the Solana Network, the Company will, if permitted by the terms of its applicable agreements, use its discretion to determine, in good faith, which peer-to-peer network, among a group of incompatible forks of the Solana Network, is generally accepted as the Solana Network and should therefore be considered the appropriate network for the Company’s purposes. The Company will base its determination on a variety of then relevant factors, including, but not limited to, the Company’s beliefs regarding expectations of the core developers of Solana, users, service providers, businesses, validators and other constituencies, as well as the actual continued acceptance of, validation power on, and community engagement with, the Solana Network. There is no guarantee that the Company will choose the digital asset that is ultimately the most valuable fork, and the Company’s decision may adversely affect the Company’s financial condition as a result. The Company may also disagree with its shareholders and security vendors on what is generally accepted as Solana and should therefore be considered “Solana” for the Company’s purposes, which may also adversely affect the Company’s financial condition as a result.

In the event of a hard fork of the Solana Network, the Solana Custodians operations may be interrupted or subject to additional security risks that could disrupt the Company’s ability to process creations and redemptions or otherwise threaten the security of the Company’s Solana holdings.

In the event of a hard fork of the Solana Network, the Solana Custodians may temporarily halt the ability of customers (including the Company) to deposit, withdraw or transfer Solana on the Solana Custodians platform. Such a delay may be intended to permit the Solana Custodians to assess the resulting versions of the Solana Network, to determine how best to securely “split” the Solana from the forked asset, and to prevent malicious users from conducting “replay attacks” (i.e., broadcasting transactions on both versions of the forked networks to put Solana Custodians assets at risk). As a result, the Company is likely to suspend creations and redemptions during a period in which the Solana Custodians operations are halted.

In addition, any losses experienced by the Solana Custodians due to a hard fork, including due to replay attacks or technological errors in assessing the fork, could have a materially adverse impact on the Company’s financial condition.

The Solana Network could be vulnerable to attacks on transaction finality and consensus processes, which could adversely affect the Company’s financial condition or the ability of the Company to operate.

The Solana Network is currently vulnerable to several types of attacks, including:

●	“33% attack” where, if a validator or group of validators were to gain control of more than 33% of the total staked Solana on the Solana Network, a malicious actor could temporarily impede or delay block confirmation or even cause a temporary fork in the blockchain.

●	“50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the total staked Solana on the Solana Network, a malicious actor would be able to gain full control of the Solana Network and the ability to manipulate the blockchain on a forward-looking basis, including censoring transactions following the achievement of threshold, double-spending and fraudulent block propagation, while the attacker maintains the threshold. In theory, the minority non-attackers might reach social consensus to reject blocks proposed by the malicious majority attacker, reducing the attacker’s ability to engage in malicious activity, but there can be no assurance this would happen or that non-attackers would be able to coordinate effectively.

●	“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the total staked Solana on the Solana Network, a malicious actor could permanently and irreversibly manipulate the blockchain, including censorship, double-spending and fraudulent block propagation, both on a forward-and backward-looking basis. The attacker could unilaterally finalize their preferred chain without the votes of any other stakers, and could also reverse past finalized blocks.

If a malicious actor, group or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains certain percentages of the validating power dedicated to validation on the Solana Network is controlled by a bad actor (often referred to as a “51% attack”, though the numerical thresholds vary in the proof-of-stake consensus mechanism of the Solana Network), it may be able to alter the Solana blockchain on which the Solana Network and Solana transactions rely. The Solana Network’s proof-of-stake consensus mechanism requires a 2/3 supermajority of validators who have staked Solana to vote in favor in order to finalize transactions and add blocks to the Solana blockchain. If the bad actor were to obtain 2/3 of the total Solana staked in validation processes, it is widely believed that the bad actor could construct fraudulent blocks, “double-spend” its own Solana (i.e., spend the same Solana in more than one transaction), or censor other users’ transactions by preventing them from being confirmed while continuing to validate and confirm its own transactions and earn the associated block reward, thereby enriching itself while also entrenching its own control of the Solana blockchain. If the bad actor were to obtain 1/3 of the total Solana staked in validation processes, the bad actor could prevent certain transactions from completing in a timely manner, or at all, and prevent the confirmation of other users’ transactions, though this would likely be temporary (since it would likely be penalized for inactivity leakage, resulting in the bad actor’s staked Solana being slashed, as defined below) and it likely could not double spend or propagate fraudulent blocks without the 66% supermajority of staked assets. With control of the respective threshold of total staked assets on the Solana Network, it could be possible for the malicious actor to control, exclude or modify the ordering of transactions on the Solana blockchain and prevent the confirmation of other users’ transactions, while continuing to mine new Solana and confirm its own blocks, for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the validating power on the Solana Network or the Solana community did not reject the fraudulent blocks as malicious or to the extent that such bad actor did not yield its control of processing power, reversing any changes made to the Solana blockchain may be difficult or impossible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the Solana Network.

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attacks resulted in reorganizations of the Ethereum Classic blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of $5.0 million and $1.0 million. Any similar attacks on the Solana Network could negatively impact the value of Solana and the Company’s financial condition.

In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Although the two attacks described above took place on proof-of-work-based networks, it is possible that a similar attack may occur on the Solana Network, which could negatively impact the value of Solana and the Company’s financial condition.

Although there are no known reports of malicious control of the Solana network, its security relies on the decentralization of voting power; if coordinating groups were to control a significant portion of all staked Solana, they could exert authority over the finalization of transactions and the integrity of the ledger. This risk is heightened if a significant amount of the validating power on the network falls within the jurisdiction of a single governmental authority. If network participants, including the core developers and the administrators of validating pools, do not act to ensure greater decentralization of Solana, the feasibility of a malicious actor obtaining control of the validating power on the Solana Network will increase, which may adversely affect the value Solana and the Company’s financial condition.

A malicious actor may also obtain control over the Solana Network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that users and validators accept amendments to the source code proposed by the controlled core developer, other core developers do not counter such amendments, and such amendments enable the malicious exploitation of the Solana Network, the risk that a malicious actor may be able to obtain control of the Solana Network in this manner exists. Moreover, it is possible that a group of Solana holders that together control a significant portion of outstanding Solana are in fact part of the initial or core developer group, or are otherwise influential members of the Solana community. To the extent that the initial or existing core developer groups also control more than the relevant thresholds of outstanding Solana, as some believe, the risk of and arising from this particular group of users obtaining control of the validating power on the Solana Network will be even greater, and should this materialize, it may adversely affect the Company’s financial condition.

If validators exit the Solana Network, it could increase the likelihood of a malicious actor obtaining control.

Validators exiting the network could make the Solana Network more vulnerable to a malicious actor obtaining control of a large percentage of staked Solana, which might enable them to manipulate the Solana blockchain by censoring or manipulating specific transactions, as discussed previously. If the Solana blockchain suffers such an attack, the price of Solana could be negatively affected, and a loss of confidence in the Solana Network could result. Any reduction in confidence in the transaction confirmation process or staking power of the Solana Network may adversely affect the Company’s financial condition.

The digital asset trading platforms on which Solana trades are relatively new and largely unregulated or may not be complying with existing regulations.

Digital asset trading platforms are relatively new and, in some cases, unregulated. Many operate outside the United States.

Furthermore, while many prominent digital asset trading platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many digital asset trading platforms do not provide this information. Digital asset trading platforms may not be subject to, or may not comply with, regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in digital asset trading platforms, including prominent trading platforms that handle a significant volume of Solana trading.

Many digital asset trading platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions, and may take the position that they are not subject to laws and regulations that would apply to a national securities exchange or designated contract market in the United States, or may, as a practical matter, be beyond the ambit of U.S. regulators. As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. For example, in 2019 there were reports claiming that approximately 81% of bitcoin trading volume on digital asset trading platforms was false or noneconomic in nature, with specific focus on unregulated trading platforms located outside of the United States. Such reports alleged that certain overseas trading platforms have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices, such as fake or artificial trading volume or trading volume based on non-economic “wash trading” (where offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes), and attributed such manipulative or fraudulent behavior to motives like the incentive to attract listing fees from token issuers who seek the most liquid and high-volume trading platforms on which to list their coins. Although these reports concerned bitcoin, it is possible that similar concerns are present for Solana markets as well.

Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain digital asset trading platforms. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of bitcoin to increase from around $150 to more than $1,000 over a two-month period.

In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling bitcoin and bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets. Although bitcoin and Solana are different assets, Solana prices may be subject to similar activity. Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset exchange market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of digital assets and/or negatively affect the market perception of digital assets.

The Solana market globally and in the United States is not subject to comparable regulatory guardrails as exist in regulated securities markets. Furthermore, many Solana trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of Solana on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities such as market manipulation, front-running of trades, and wash-trading may not be available to or employed by digital asset trading platforms, or may not exist at all.

Digital asset trading platforms may be exposed to security breaches.

The nature of the assets held at Solana trading platforms makes them appealing targets for hackers and a number of digital asset trading platforms have been victims of cybercrimes. Over the past several years, some digital asset trading platforms have been closed due to security breaches. In many of these instances, the customers of such digital asset trading platforms were not compensated or made whole for the partial or complete losses of their account balances in such digital asset trading platforms. While, generally speaking, smaller digital asset trading platforms are less likely to have the infrastructure and capitalization that make larger digital asset trading platforms more stable, larger digital asset trading platforms are more likely to be appealing targets for hackers and malware. For example, the collapse of Mt. Gox, which filed for bankruptcy protection in Japan in late February 2014, demonstrated that even the largest digital asset trading platforms could be subject to abrupt failure with consequences both for users of digital asset trading platforms and for the digital asset industry as a whole. In particular, in the two weeks that followed the February 7, 2014 halt of bitcoin withdrawals from Mt. Gox, the value of one bitcoin fell on other exchanges from around $795 on February 6, 2014, to $578 on February 20, 2014. Additionally, in January 2015, Bitstamp announced that approximately 19,000 bitcoin had been stolen from its operational or “hot” wallets. Further, in August 2016, it was reported that almost 120,000 bitcoins worth around $78 million were stolen from Bitfinex, a large digital asset exchange. The value of bitcoin and other digital assets immediately decreased by more than 10% following reports of the theft at Bitfinex. In July 2017, FinCEN assessed a $110 million fine against BTC-e, a now-defunct digital asset exchange, for facilitating crimes such as drug sales and ransomware attacks. In December 2017, Yapian, the operator of Seoul-based cryptocurrency exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, the Japanese digital asset trading platform, Coincheck was hacked, resulting in losses of approximately $535 million, and in February 2018, the Italian digital asset trading platform Bitgrail was hacked, resulting in approximately $170 million in losses. In May 2019, one of the world’s largest digital asset trading platforms, Binance, was hacked, resulting in losses of approximately $40 million.

Digital asset trading platforms may be exposed to fraud and market manipulation.

The blockchain infrastructure could be used by certain market participants to exploit arbitrage opportunities through schemes such as front-running, spoofing, pump-and-dump and fraud across different systems, platforms or geographic locations. As a result of reduced oversight, these schemes may be more prevalent in digital asset markets than in the general market for financial products.

The SEC has identified possible sources of fraud and manipulation in the Solana market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in Solana manipulating Solana pricing; (3) hacking of the Solana Network and trading platforms; (4) malicious control of the Solana Network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in Solana or new sources of demand for Solana) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether (for more information, see “—Risks Related to Digital Assets—The price of Solana may be affected due to stablecoins (including Tether and US Dollar Coin (“USDC”)), the activities of stablecoin issuers and their regulatory treatment” above); and (7) fraud and manipulation at Solana trading platforms. The effect of potential market manipulation, front-running, wash-trading, and other fraudulent or manipulative trading practices may inflate the volumes actually present in crypto market and/or cause distortions in price, which could adversely affect the Company or cause losses to our shareholders.

Over the past several years, some digital asset trading platforms have been closed due to fraud and manipulative activity, business failure or security breaches. For instance, in addition to the above examples, in November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset trading platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe. The U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior. In February 2025, approximately $1.5 billion of ether was stolen from the Dubai-based Bybit exchange. Bybit claims the hack occurred when the company was making a routine transfer of ether from an offline “cold” wallet to a hot wallet, with attacker suspected to be agents of North Korea exploiting security controls to gain control of the assets.

The potential consequences of a digital asset trading platform failure or failure to prevent market manipulation could adversely affect the Company’s financial condition. Manipulative trading or market abuse could create artificial or distorted prices, cause a loss of investor confidence in Solana, adversely impact pricing trends in Solana markets broadly, and cause losses from an investment in ordinary shares of the Company.

In addition, negative perception, a lack of stability and standardized regulation in the digital asset markets and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, security breaches or government mandated regulation, and associated losses by customers, may reduce confidence in the Solana Network and result in greater volatility or decreases in the prices of Solana. Furthermore, the closure or temporary shutdown of a digital asset exchange used in calculating the Pricing Benchmark may result in a loss of confidence in the Company’s ability to determine its NAV on a daily basis. The potential consequences of a digital asset exchange’s failure could adversely affect the Company’s financial condition.

Digital asset trading platforms may be exposed to wash trading.

Solana trading platforms on which Solana trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume exchanges on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information. Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the global digital asset trading market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of Solana and/or negatively affect the market perception of Solana. If such activities were to affect trading at a trading platform which is used to calculate the CME CF Solana – Dollar Reference Rate – New York Variant, they could cause the Company’s NAV to be calculated incorrectly and cause our shareholders to suffer losses.

To the extent that wash trading either occurs or appears to occur in Solana trading platforms on which Solana trades, investors may develop negative perceptions about Solana and the digital assets industry more broadly, which could adversely impact the price of Solana and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset trading platforms at a relative competitive disadvantage.

Digital asset trading platforms may be exposed to front-running.

Solana trading platforms on which Solana trades may be susceptible to “front-running,” which refers to the process when someone uses access to confidential information, or technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized exchanges. By using bots functioning on a millisecond-scale timeframe, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a chunk of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running can occur via manipulation of transaction validation and mining processes, or the theft or misappropriation of confidential information by insiders. To the extent that front-running occurs in Solana markets, it may result in concerns as to the price integrity of digital asset exchanges and digital assets more generally.

The market value of Solana may be subject to increased volatility due to momentum pricing.

The market price of Solana is not based on any kind of claim, nor is it backed by any physical asset. Instead, the market value depends in part on the expectation of being usable in future transactions and continued interest from investors. This strong correlation between an expectation and market value is the basis for the current (and probable future) volatility of the market price of Solana and may increase the likelihood of momentum pricing.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, is impacted by appreciation in value. Momentum pricing may result in speculation regarding future appreciation in the value of digital assets, which inflates prices and leads to increased volatility. As a result, Solana may be more likely to fluctuate in value due to changing investor confidence in future appreciation or depreciation in prices, which could adversely affect the price of Solana and, in turn, the Company’s financial condition.

The value of Solana as represented by the Pricing Benchmark may also be subject to momentum pricing due to speculation regarding future appreciation in value, leading to greater volatility that could adversely affect the Company’s financial condition. Momentum pricing of Solana has previously resulted, and may continue to result, in speculation regarding future appreciation or depreciation in the price of Solana, further contributing to volatility and potentially inflating prices at any given time. These dynamics may impact the value of an investment in us.

Some market observers have asserted that in time, the value of digital assets will fall to a fraction of their current value, or even to zero. Solana has not been in existence long enough for market participants to assess these predictions with any precision, but if these observers are even partially correct, the Company’s financial condition may turn out to be substantially worthless.

Political or economic crises may motivate large-scale sales of Solana, which could result in a reduction in the price of Solana and adversely affect the Company’s financial condition.

As an alternative to fiat currencies that are backed by central governments, Solana is subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Solana, either globally or locally. Large-scale sales of Solana would result in a reduction in its price and adversely affect the Company’s financial condition.

Ownership of Solana is pseudonymous, and the supply of accessible Solana is unknown. Entities with substantial holdings in Solana may engage in large-scale sales or distributions, either on nonmarket terms or in the ordinary course, which could result in a reduction in the price of Solana and adversely affect the Company’s financial condition.

There is no registry showing which individuals or entities own Solana or the quantity of Solana that is owned by any particular person or entity. It is possible, and in fact, reasonably likely, that a small group of early Solana adopters hold a significant proportion of the Solana that has been created to date. There are no regulations in place that would prevent a large holder of Solana from selling Solana it holds. To the extent such large holders of Solana engage in large-scale sales or distributions, either on nonmarket terms or in the ordinary course, it could result in a reduction in the price of Solana and adversely affect the Company’s financial condition.

Due to the nature of private keys, Solana transactions are irrevocable and stolen or incorrectly transferred Solana may be irretrievable. As a result, any incorrectly executed Solana transactions could adversely affect the Company’s financial condition.

Solana transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been signed with private keys, verified and recorded in a block that is added to the Solana blockchain, an incorrect transfer of cryptocurrency, such as Solana, or a theft of Solana generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company’s transfers of Solana will regularly be made to or from the Company’s accounts at the Solana Custodians, it is possible that, through computer or human error, or through theft or criminal action, the Company’s Solana could be transferred from the Company’s account at the Solana Custodians in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that the Company is unable to successfully seek redress for such error or theft, such loss could adversely affect the Company’s financial condition.

The custody of the Company’s Solana is handled by the Solana Custodians, and the transfer of Solana to and from liquidity providers normally takes place through the Solana Custodians clearing services and is directed by the administrator and the transfer agent. The Company has evaluated the procedures and internal controls of the Company’s Solana Custodians to safeguard the Company’s Solana holdings, as well as the procedures and internal controls of the Company’s administrator.

However, it is possible that, through computer or human error, or through theft or criminal action, the Company’s Solana could be transferred from the Company’s Solana account or clearing account at the Solana Custodians in incorrect amounts or to unauthorized third parties, or to incorrect destination addresses on the Solana blockchain.

Alternatively, if the Solana Custodians internal procedures and controls are inadequate to safeguard the Company’s Solana holdings, and the Company’s private key(s) is(are) lost, destroyed or otherwise compromised and no backup of the private key(s) is(are) accessible, the Company will be unable to access its Solana, which could adversely affect the Company’s financial condition. In addition, if the Company’s private key(s) is(are) misappropriated and the Company’s Solana holdings are stolen, including from or by the Solana Custodians, the Company could lose some or all of its Solana holdings, which could adversely impact the Company’s financial condition.

Such events have occurred in connection with digital assets in the past. For example, in September 2014, the Chinese digital asset exchange Huobi announced that it had sent approximately 900 bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. To the extent that the Company is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received the Company’s Solana through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred Solana. The Company will also be unable to convert or recover its Solana transferred to uncontrolled accounts. To the extent that the Company is unable to seek redress for such error or theft, such loss could adversely affect the Company’s financial condition.

A disruption of the internet may affect Solana Network operations, which may adversely affect the Solana industry and the Company’s financial condition.

The Solana Network relies on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt the Solana Network’s functionality and operations until the disruption of the Internet is resolved. A disruption of the Internet could adversely affect the Company’s financial condition or the ability of the Company to operate.

Decentralized governance of the Solana Network could have a negative impact on the performance of the Company.

The governance of decentralized networks, such as the Solana Network, is by voluntary consensus and open competition. In other words, the Solana Network has no central decision-making body or clear manner in which participants can come to an agreement other than through voluntary, widespread consensus. As a result, a lack of widespread consensus in the governance of the Solana Network may adversely affect the network’s utility and ability to adapt and face challenges, including technical and scaling challenges. Historically the development of the source code of the Solana Network has been overseen by Solana Labs, the Solana Foundation, and other core developers. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and validators adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. However, the Solana Network would cease to operate successfully without both validators and users, and the core developers cannot formally compel them to adopt the changes to the source code desired by core developers, or to continue to render services or participate in the Solana Network. As a general matter, the governance of the Solana Network generally depends on most of the members of the Solana community ultimately reaching some form of voluntary agreement on significant changes.

The decentralized governance of the Solana Network may make it difficult to find or implement solutions or marshal sufficient effort to overcome existing or future problems, especially protracted ones requiring substantial directed effort and resource commitment over a long period of time, such as scaling challenges. The Solana Network’s failure to overcome governance challenges could exacerbate problems experienced by the network or cause the network to fail to meet the needs of its users, and could cause users, validators, and developer talent to abandon the Solana Network or to choose competing blockchain protocols, or lead to a drop in speculative interest, which could cause the value of Solana to decline. If the Solana community is unable to reach consensus in the future, it could have adverse consequences for the network or lead to a fork, which could affect the value of Solana.

The open-source structure of the Solana Network protocol means that the core developers and other contributors are generally not directly compensated for their contributions in maintaining and developing the Solana Network protocol. A failure to properly monitor and upgrade the Solana Network protocol could damage the Solana Network and the Company’s financial condition.

The Solana Network operates based on an open-source protocol maintained by the core developers and other contributors, largely on the GitHub resource section dedicated to Solana development. As new Solana are rewarded solely for validator activity (other than the 500 million minted in 2018 upon launch of the Solana testnet) and are not sold on an ongoing basis to generate revenue to support development activity, and the Solana Network protocol itself is made available for free rather than sold or made available subject to licensing or subscription fees and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the source code for the Solana Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Solana Network and the core developers may lack the resources to adequately address emerging issues with the Solana Network protocol. Although the Solana Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. The perception that high-profile contributors may no longer contribute to the network may have an adverse effect on the market price of any related digital assets. For example, in June 2017, an unfounded rumor circulated that Ethereum core developer Vitalik Buterin had died. Following the rumor, the price of ETH decreased approximately 20% before recovering after Buterin himself dispelled the rumor. Some have speculated that the rumor led to the decrease in the price of ETH. In the event a high-profile contributor to the Solana Network is perceived as no longer able to contribute to the Solana Network due to death, retirement, withdrawal, incapacity, or otherwise, whether or not such perception is valid, it could negatively affect the price of Solana, which could adversely impact the Company’s financial condition.

In another example, FTX, one of the largest digital asset trading platforms at the time, experienced a high-profile collapse in November 2022. Along with its CEO Sam Bankman-Fried and Alameda Research (a digital asset trading firm also owned by Bankman-Fried), FTX had provided substantial financial and developmental support to the Solana project. Bankman-Fried was also a strong and vocal supporter of Solana and the Solana Network. It does not appear, however, that FTX, Alameda Research, or any other Bankman-Fried-affiliated entity had a formal relationship with Solana Labs or the Solana Foundation, or that Solana Labs or the Solana Foundation were involved in any of FTX, Alameda Research or Bankman-Fried’s alleged misconduct. Based on public information, it does not appear that FTX or Alameda Research operated a validator node on the Solana Network. The price of Solana fell severely immediately following the news of FTX’s insolvency (although it has since recovered substantially).

In the event a high-profile contributor to the Solana Network, such as Anatoly Yakovenko, is perceived as no longer contributing to the Solana Network due to death, retirement, withdrawal, incapacity, or otherwise, whether or not such perception is valid, it could negatively affect the price of Solana, which could adversely impact the Company’s financial condition.

Alternatively, some developers may be funded by entities whose interests are at odds with other participants in the Solana Network.

In addition, a bad actor could also attempt to interfere with the operation of the Solana Network by attempting to exercise a malign influence over a core developer. To the extent that material issues arise with the Solana Network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the Solana Network and the Company’s financial condition may be adversely affected.

There may be flaws in the source code underlying the Solana Network.

In the past, flaws in the source code for digital asset networks have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. The cryptography underlying Solana could prove to be flawed or ineffective, or developments in mathematics and/or technology, such as advances in digital computing, algebraic geometry and quantum computing, could make cryptography ineffective. In any of these circumstances, a malicious actor may be able to steal Solana held by others, which could adversely affect the demand for Solana and therefore adversely impact the price of Solana and the Company’s financial condition. Even if a digital asset other than Solana were affected by similar circumstances, any reduction in confidence in the robustness of the source code or cryptography underlying digital assets generally could negatively affect the demand for all digital assets, including Solana, and therefore adversely affect the Company’s financial condition.

Competition from the emergence or growth of other digital assets or smart contract platforms could have a negative impact on the price of Solana and adversely affect the Company’s financial condition.

As of March 18, 2026, Solana was the seventh largest digital asset by market capitalization as tracked by CoinMarketCap.com. As of March 18, 2026, there were over 16,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $2.2 trillion (including the approximately $51 billion market cap of Solana), as calculated using market prices and total available supply of each digital asset, excluding tokens pegged to other assets. Solana faces competition from a wide range of digital assets, including bitcoin and ether. Solana is also supported by fewer regulated trading platforms than more established digital assets, such as bitcoin and ether, which could impact its liquidity and the Company’s ability to efficiently execute digital currency trades. In addition, Solana is in direct competition with other smart contract platforms, such as ehter, Polkadot, Avalanche, and Cardano. Competition from the emergence or growth of alternative digital assets and smart contract platforms, such as EOS, Tezos, Tron, and numerous others, could have a negative impact on the demand for, and price of, Solana, which would adversely affect the Company’s staking rewards, validator economics, trading revenues, and overall financial condition.

In addition, some digital asset networks, including the Solana Network, may be the target of ill will from users of competing digital asset networks. For example, in July 2016, the Solana Network underwent a contentious hard fork that resulted in the creation of a new digital asset network called Solana Classic. As a result, some users of the Solana Classic network may harbor ill will toward the Solana Network. These users and users of other competing blockchain ecosystems may attempt to negatively impact the use or adoption of the Solana Network through coordinated attacks, negative publicity campaigns, or other means, which could adversely affect the value of the Company’s Solana holdings, reduce network activity that supports validator revenue, and impair the viability of the Company’s staking and validator operations.

The Company’s business depends significantly on the price, demand, and continued adoption of Solana. If developers, users, and capital migrate to competing smart contract platforms, demand for validator services on the Solana Network could decline, reducing the Company’s staking yields and transaction fee revenue. In addition, competition from other Solana validator operators could reduce the Company’s share of staking rewards and weaken its competitive position. The emergence of liquid staking derivatives or alternative staking mechanisms on the Solana Network or competing networks could further reduce demand for the Company’s traditional validator services. Moreover, significant price volatility in Solana caused by large purchases or sales by institutional investors, exchange-traded products, or other investment vehicles could adversely affect the value of the Company’s Solana holdings and its digital currency trading operations.

Risks Related to the Validator Operations

We rely on a third-party service provider to operate a Solana validator on our behalf, and any failure, misconduct, or underperformance by such service provider could result in financial losses, reputational harm, and adverse effects on our business, operating results, and financial condition.

We do not own or directly operate a Solana validator. Instead, we have engaged a third-party service provider to operate a validator on our behalf for the purpose of participating in the Solana network’s proof-of-stake consensus mechanism. Because we do not directly manage the operation of the validator, we face heightened operational risks arising from our dependence on this third party. We do not control the technical infrastructure, personnel, or internal processes of our third-party validator operator, and we cannot guarantee that such operator will perform its obligations to the standard required by us, by the Solana protocol, or by applicable law.

Our third-party validator operator may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, hardware or software failures, geopolitical or armed conflict disruptions, or other disruptions beyond our control. If our third-party validator operator experiences any such disruption or fails to perform its obligations adequately, we may be unable to procure alternative services in a timely manner and on acceptable terms, or at all, and may be subject to business disruptions, financial losses, customer dissatisfaction, reputational damage, regulatory proceedings, or other adverse consequences.

Furthermore, our third-party validator operator may breach its agreement with us, disagree with our interpretation of contract terms, refuse to continue or renew services on commercially reasonable terms (or at all), or take actions that degrade the functionality or performance of the validator. There can be no assurance that our third-party validator operator will continue to provide services on acceptable terms, or at all.

Our staking activities conducted through a third-party validator operator are subject to “slashing” penalties and other protocol-level sanctions that could result in the loss or confiscation of staked assets.

The Solana blockchain network may impose penalties, commonly referred to as “slashing,” if validation activities are not performed correctly. Slashing may be triggered if the validator acts maliciously on the network, “double signs” any transactions, or experiences extended downtimes. Because we rely on a third-party service provider to operate the validator, we have limited ability to directly prevent or mitigate the occurrence of events that may trigger slashing penalties. If our third-party validator operator is slashed by the Solana network, staked assets may be confiscated, withdrawn, or otherwise reduced by the network, resulting in financial losses for which we may be responsible to our customers or counterparties.

In addition, if our third-party validator operator, its systems, or the smart contracts through which staking is conducted fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, staked assets may be irretrievably lost. Any such slashing events or asset losses could damage our brand and reputation, cause us to suffer financial losses, discourage existing and future customers from utilizing our products and services, and adversely affect our business, operating results, and financial condition.

Regulatory uncertainty regarding staking services, including those conducted through third-party validators, could subject us to enforcement actions, fines, or restrictions on our ability to offer staking-related products and services.

There is significant regulatory uncertainty regarding the status of staking and related yield-generating activities under U.S. federal and state securities laws and other applicable legal frameworks. Staking services, including those we offer through a third-party validator operator, may be deemed to constitute the offer or sale of a security, or otherwise implicate laws governing investment contracts, money transmission, or other regulated financial activities. Regulatory or legislative changes affecting the operation of validators and staking activities on blockchain networks, including potential limitations or prohibitions on staking activities or new legislative or regulatory requirements, could adversely affect our ability to offer staking-related products and services.

Our reliance on a third-party validator operator does not eliminate or reduce our potential regulatory obligations with respect to staking activities. We may nevertheless be deemed responsible for ensuring compliance with applicable laws and regulations, including anti-money laundering, sanctions, and consumer protection requirements, in connection with staking activities conducted on our behalf. If we fail to comply with any such requirements, we could be subject to enforcement actions, significant fines and penalties, restrictions on our activities, reputational harm, and other regulatory consequences that could adversely affect our business, operating results, and financial condition.

Risks Related to the Legacy Business

We recently sold 100% of the outstanding equity interests of our former wholly-owned subsidiary S.S. Juve Stabia S.r.l. We may be subject to additional expenses and/or management distraction in connection with the transaction.

On April 17, 2026, the Company entered into a deed of transfer (the “Deed of Transfer”) with Stabia Capital S.r.l. (the “Buyer”), pursuant to which the Company agreed to sell the entirety of its equity interest in S.S. Juve Stabia S.r.l. (“Juve Stabia”), an Italian professional football club competing in Serie B, the second highest division of Italian football, to Buyer. Pursuant to the terms of the Deed of Transfer, the Buyer agreed to purchase the Company’s equity interest in Juve Stabia for total consideration of €1.00 and the Buyer also agreed to assume all of Juve Stabia’s outstanding debts, obligations and other liabilities.

Although the divestiture of Juve Stabia has been finalized, we may remain subject to potential indemnification or other contractual claims brought by the buyer. Such claims could arise from alleged breaches of representations and warranties, undisclosed liabilities, or disagreements regarding post-closing matters. Additionally, Italian judicial administrators could object to the transaction or its terms. Any such disputes, regardless of their merit, could require significant management attention and result in substantial legal expenses or settlement costs.

Our legacy business, which consists of our multi-club ownership business, is substantially dependent on the popularity and/or competitive success of our acquired teams, which cannot be assured.

Our financial results are in part dependent on our legacy business, the success of which is reliant upon the football and other sports clubs we acquire remaining popular with their fanbases and, in varying degrees, on each club’s first team achieving competitive success, which can generate fan enthusiasm, resulting in sustained ticket, premium seating, suite, food and beverage and merchandise sales during the season. Competitive success can also lead to revenues related to access to continental (mainly European) competitions, the transfer market for the footballers or other sports players we develop, and sponsorships. However, due to the sheer unpredictability of the on-the-pitch results, which do not strictly depend on the amount invested in the club, there can be no assurance that Company-controlled clubs will achieve competitive success and ultimately thereby generate substantial increased revenues from related rights.

There can be no assurance that any of our acquired teams will maintain or increase in popularity and ultimately generate revenue. Without such revenues, our results of operations and financial condition will be impacted, and you may lose part of the value of your investment in our Class B Ordinary Shares.

If we are unable to maintain and enhance our brand and reputation, or if events occur that damage our brand and reputation, our ability to expand our fanbase, sponsors, and commercial partners or to sell significant quantities of our services may be impaired.

The success of our legacy business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our fanbase, sponsors and commercial partners. For our legacy business to be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams related to our legacy business. For example, we must increase the amount of media coverage we receive in order to expand our fanbase and brand awareness. Unfavorable publicity regarding the competition performances of any of our acquired clubs or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. Our brand may also be adversely affected if our public image or reputation is tarnished by negative social media campaigns or poor reviews of our services, events or fan experiences. In addition, events in the football industry as a whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our fanbase and related revenues may decline. Damage to our brand or reputation or loss of our fans’ commitment for any of these reasons could impair our ability to expand our fanbase, and increase revenues from ticket, premium seating, suite, sponsorship, food and beverage and merchandise sales, which may have an adverse effect on our legacy business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. We cannot assure you that such investments will be successful. Failure to successfully maintain and enhance our brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have an adverse effect on our legacy business, results of operations, financial condition and cash flow.

Our legacy business is dependent upon our ability to attract players and staff, including management, recruiters, and coaches for our acquired clubs.

With respect to our legacy business, we are highly dependent on our players and members of our staff, such as our management, recruiters, and coaches. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain high quality staff, especially recruiters with local connections and networks, is critical to our success in attracting talented players for our acquired clubs, and, consequently, critical to our legacy business, results of operations, financial condition and cash flow. If we fail to attract talented players for our acquired clubs and youth system, we will be unable to engage in the global transfer market and it will limit our ability to compete and potentially win significant revenue in UEFA and other regional competitions. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. Our failure to attract key personnel could have a negative impact on our ability to effectively manage and grow our legacy business.

Injuries to, and illness of, players in our acquired clubs could hinder the success of our legacy business.

To the degree that our financial results are dependent in part on our acquired club’s popularity and/or competitive success, the likelihood of achieving such popularity or competitive success may be substantially impacted by serious and/or untimely injuries to or illness of key players. Our strategy for our legacy business is to maintain squads of first team players sufficient to mitigate the risk of player injuries or illnesses. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury or illness, and as a result such injury or illness may affect the performance of our acquired clubs. Replacement of an injured or ill player may result in an increase in our salary expenses.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize our legacy business brand successfully.

We may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our legacy business brand and products on a global scale. If we are unable to maintain our sales and marketing capability for our legacy business, train our sales force effectively or provide any other capabilities necessary to commercialize our brand internationally, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to maintain or increase our revenue, may generate increased expenses, and may not be profitable.

An economic downturn and adverse economic conditions may harm our legacy business.

The recent economic downturn and adverse conditions in Italy and global markets may negatively affect our legacy business’ operations in the future. Our revenue in part depends on personal disposable income and corporate marketing and hospitality budgets. Further, our sponsorship and commercial revenue are contingent upon the expenditures of businesses across a wide range of industries, and as these industries continue to cut costs in response to the economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our commercial and sponsorship revenue, each of which could have an adverse effect on our legacy business, results of operations, financial condition and cash flow.

There could be a decline in the popularity of football.

There can be no assurance that football will retain its popularity as a sport around the world or its status in Italy as the most popular sport. Any decline in football’s popularity could result in lower ticket sales, sponsorship revenue, a reduction in the value of our players or our brand, or a decline in the value of our securities, including our Class B Ordinary Shares. Any one of these events or a combination of such events could have an adverse effect on our legacy business, results of operations, financial condition and cash flow.

Our legacy business is subject to seasonal fluctuations and our operating results and cash flow related to our legacy business can vary substantially from period to period.

Our revenues and expenses related to our legacy business have been seasonal, and we expect they will continue to be seasonal. Due to the playing season, revenues from our legacy business are typically concentrated in the third and fourth fiscal quarters of each fiscal year ended December 31. As a result, our operating results and cash flow related to our legacy business reflect significant variation from period to period and will continue to do so in the future. Therefore, period-to-period comparisons of our operating results related to our legacy business may not necessarily be meaningful and the operating results of one period are not indicative of our financial performance during a full fiscal year. This variability may adversely affect our legacy business, results of operations and financial condition.

We operate in a highly competitive market and there can be no assurance that we will be able to compete successfully.

We face competition from other football clubs not only in Italy and Europe, but on a global scale. Many of those football clubs are larger, more experienced and better funded than us, which enables them to acquire top players and coaching staff and could result in improved performance from those teams in domestic and European competitions. In addition, from a commercial perspective, we actively compete across many different industries and within many different markets. We believe our primary sources of competition with respect to our legacy business, both in Europe and internationally, include, but are not limited to:

●	other businesses seeking corporate sponsorships and commercial partners such as sports teams, other entertainment events and television and digital media outlets;

●	providers of sports apparel and equipment seeking retail, merchandising, apparel and product licensing opportunities;

●	digital content providers seeking consumer attention and leisure time, advertiser income and consumer e-commerce activity; and

●	other types of television programming seeking access to broadcasters and advertiser income.

All of the above forms of competition could have an adverse effect on our revenue streams from our legacy business and our overall legacy business, results of operations, financial condition and cash flow.

Our digital media strategy for our legacy business may not generate the revenue we anticipate.

We maintain contact with, and provide entertainment to, our global fanbase through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, the future revenue and income potential of our media for our legacy business is uncertain. You should consider our legacy business and prospects related thereto in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

●	our digital media strategy will require us to provide offerings such as video on demand, highlights and international memberships that have not previously been a substantial part of our legacy business;

●	our ability to retain our current global fanbase, build our fanbase and increase engagement with our followers through our digital media assets;

●	our ability to enhance the content offered through our digital media assets and increase our subscriber base;

●	our ability to effectively generate revenue from interaction with our followers through our digital media assets;

●	our ability to attract new sponsors and advertisers, retain existing sponsors and advertisers and demonstrate that our digital media assets will deliver value to them;

●	our ability to develop our digital media assets in a cost effective manner and operate our digital media services profitably and securely;

●	our ability to identify and capitalize on new digital media business opportunities; and

●	our ability to compete with other sports and other media for users’ time.

Failure to successfully address these risks and difficulties could affect our overall legacy business and prospects related thereto.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

Like other brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations may not offer the same level of protection to intellectual property rights holders as those in Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property, and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees’ use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have an adverse effect on our business, results of operations, financial condition and cash flow.

Risks Related to our Operations and Liquidity

If we are unable to raise substantial additional capital on acceptable terms, or at all, our financial situation may create doubt about whether we will continue as a going concern.

For the years ended December 31, 2025 and 2024, the Company had a net loss of approximately €378,045 and €5,049, respectively. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements and pursue our strategic goals. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions may impact our ability to continue as a going concern.

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, the ongoing conflicts in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, the ongoing conflicts in the Middle East, recent trade disputes between the United States and other countries resulting in the imposition of increased tariffs on products imported into the United States as well as retaliatory tariffs, and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. The Company’s Solana Infrastructure operations, including the validator operated on the Company’s behalf, are located in the United Arab Emirates, and a number of the Company’s directors reside in the Middle East. As a result, the Company has particular exposure to geopolitical instability, regulatory changes, and economic disruption in the Middle East region, any of which could adversely affect the Company’s validator operations, its ability to maintain key relationships with service providers and advisors, and its broader business strategy.

In addition, market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ordinary shares.

There are geographic and political risks of operating in the United Arab Emirates.

Our Solana Infrastructure operations are concentrated in the UAE, where a third-party service provider operates and maintains the Solana validator used for the Company’s staking activities pursuant to the Validator Services Agreement with RockawayX Infra Ltd. In addition, Pulsar Group Ltd., which provides advisory services to the Company under the Pulsar Advisory Services Agreement, is incorporated in the Abu Dhabi Global Market. A number of the Company’s directors also reside in the UAE. As a result, the Company has significant exposure to conditions in the UAE and the broader Middle East region, and a range of geographic, political, regulatory, and economic risks could disproportionately adversely affect our business, financial condition, and results of operations.

The UAE is situated in a region that has historically been subject to geopolitical instability, including periods of intense diplomatic tension and armed conflict involving neighboring states. Abrupt political change, terrorist activity, and armed conflict in the broader Middle East region pose economic and operational risks that may negatively impact our ability to operate our business, increase our operating costs, or otherwise disrupt our operations in markets both directly and indirectly impacted by such events. Geopolitical instability may also lead to the imposition of sanctions that could impact our ability to do business in some markets, and changes in geopolitical conditions may result in changing regulatory systems and requirements, as well as market interventions that could impact our operating strategies, access to regional and global markets, and profitability.

Our validator operations in the UAE depend on the continued ability of our third-party service provider to maintain reliable infrastructure, including predictable energy, networking, and server availability. The cost or availability of these dependencies could be adversely affected by a variety of factors, including local and regional environmental regulations, energy market disruptions, and geopolitical instability. A disruption or failure of the validator or related infrastructure in the region because of a major weather event, cyberattack, terrorist attack, or other catastrophic event could impair the Company’s ability to generate staking rewards and negatively impact our operations and financial results.

Our operations within the UAE are also subject to the evolving regulatory frameworks administered by the Abu Dhabi Global Market, the Dubai Financial Services Authority, and the Virtual Assets Regulatory Authority, among others. Changes in applicable laws, regulations, or supervisory expectations governing digital assets, blockchain-based activities, or validator operations could require us to modify our operations, increase compliance costs, or restrict the manner in which we conduct business in the region. The UAE regulatory environment for virtual assets and blockchain infrastructure continues to develop, and there can be no assurance that future regulatory changes will not adversely affect our business.

Significant fluctuations in foreign exchange rates between the U.S. dollar and the UAE dirham, or broader macroeconomic disruptions in the region, could further adversely affect our results of operations. We may also be subject to additional tax liabilities arising from our UAE operations, as changes in tax laws, regulations, and administrative practices in the jurisdiction, including those responsive to international frameworks such as the global minimum tax, could adversely affect our financial condition and results of operations.

Any of these risks, individually or in combination, could adversely affect our business, operations, financial condition, and results of operations with respect to our activities in the UAE.

The ongoing conflict with Iran and resulting instability in the UAE, where significant operations and members of our Board are located, may materially and adversely affect our business.

Our operations and several members of our Board of Directors are located in the UAE, exposing us to direct risks from the current “Middle East Conflict.” Kinetic military actions, including the frequent missile and drone strikes targeting UAE commercial hubs, pose a physical threat to our personnel and infrastructure. Such hostilities have already caused intermittent losses of power and telecommunications, which may impair the ability of our Board to maintain effective oversight. Furthermore, damage to regional utilities or key transport hubs like Dubai International Airport (DXB) could result in the total suspension of our local operations and a material adverse effect on our financial condition.

Exchange rate fluctuations could negatively affect our financial condition.

Although we operate globally, our consolidated financial statements are presented in euros. In addition to conducting business in the European Union, we also operate in North America, the UK and Abu Dhabi. Therefore, we have revenues and expenses denominated in euros, U.S. dollars, British pound sterling and UAE dirham, among others. As a result, our business and share price may be affected by fluctuations between, the euro and the U.S. dollar, the euro and the British pound sterling and the euro and the UAE dirham, which may have a significant impact on our reported results of operations and cash flows from period to period.

Our use of artificial intelligence technologies, and the use of such technologies by our service providers, presents risks and challenges that could adversely affect our business.

We and our service providers may incorporate artificial intelligence, machine learning and similar emerging technologies (collectively, “AI”) into our business operations, including in connection with the monitoring of validator performance, treasury and trading activities, market analytics, internal productivity tools, customer and investor communications, compliance functions, and information technology and cybersecurity systems. AI is a rapidly evolving technology, and its development, deployment and use present a number of operational, legal, regulatory, reputational, ethical and competitive risks that may be difficult to predict or mitigate.

AI algorithms and training methodologies may be flawed, and the datasets used to train, test or operate AI may be inadequate, biased, incomplete or contain inaccurate, infringing or unlawful content. AI tools may produce output that is inaccurate, incomplete, biased, misleading or otherwise harmful, including so-called “hallucinations,” and may not perform as intended. Reliance on such output, whether by us, our personnel or our service providers, could result in flawed decision-making, operational errors, losses on trading or treasury activity, regulatory non-compliance, reputational harm, exposure to claims by third parties, and other adverse consequences to our business, financial condition and results of operations.

The use of AI also introduces or heightens cybersecurity, data privacy and intellectual property risks. AI systems may be subject to novel attack vectors, including model manipulation, prompt injection, data poisoning and exfiltration of training data or proprietary inputs, and may create new vulnerabilities in our information technology environment or that of our service providers. Confidential, proprietary, personal or otherwise sensitive information that we or our personnel input into AI tools, including third-party generative AI services, may be retained, disclosed, used to train models or otherwise rendered no longer confidential, which could result in unauthorized disclosure, loss of trade secret protection, infringement claims, regulatory investigations or enforcement actions, contractual breaches, or other liabilities. In addition, the ownership, licensing and permissible use of content generated by AI remain unsettled, and the use of AI-generated output could subject us to claims of intellectual property infringement, misappropriation or unfair competition, or impair our ability to obtain or enforce intellectual property rights in content we develop using AI.

The legal and regulatory environment governing AI is rapidly evolving and varies across jurisdictions, including the European Union’s Artificial Intelligence Act, U.S. federal and state initiatives, and frameworks under development in the United Arab Emirates and other jurisdictions in which we or our service providers operate. New or proposed laws, regulations, guidance, industry standards, codes of conduct and judicial decisions relating to the development, deployment, transparency, safety, accountability and use of AI, including in financial services, digital asset and cybersecurity contexts, may impose significant compliance obligations, restrict our ability or that of our service providers to use AI in particular ways, increase our costs, expose us to enforcement actions, fines or private litigation, or otherwise adversely affect our business. Public perception of AI, including concerns regarding bias, discrimination, surveillance, job displacement, environmental impact, intellectual property, misinformation and the use of AI in connection with digital assets, could also subject us to reputational harm or shareholder, customer or counterparty scrutiny. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.

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

On April 23, 2026, the Company received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Staff has determined to delist the Company’s Class B ordinary shares from The Nasdaq Capital Market unless the Company requests an appeal of the determination before an independent Hearings Panel (the “Panel”) by April 30, 2026.

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the grounds that the Class B ordinary shares failed to maintain a minimum closing bid price of $1.00 per share for thirty (30) consecutive business days from March 11, 2026 through April 22, 2026, as required under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company is ineligible for a 180-calendar day compliance period due to the fact that the 1-for-10 reverse stock split effected on June 26, 2025 was completed within one year of the current bid price deficiency.

The Company timely requested a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a). The hearing process provides the Company with an opportunity to present a plan to restore compliance with all applicable listing standards. Pursuant to Nasdaq Listing Rule 5815(a)(1)(B), the filing of the hearing request automatically stayed any suspension or delisting action pending the hearing and the issuance of the Panel’s written decision. During this period, the Class B ordinary shares will continue to be listed and traded on Nasdaq under the ticker symbol “SLMT.”

As previously disclosed, the Company’s shareholders approved a 10-for-1 reverse share split of the Class B ordinary shares of the Company at an extraordinary general meeting of shareholders held on April 7, 2026, subject to a determination of the Company’s Board to effectuate the reverse share split in its sole discretion. On May 1, 2026, the Board approved such 10-for-1 reverse share split effective as of May 14, 2026. As such, the Board expects the Company to regain compliance with the Minimum Bid Price Requirement now that the reverse share split has been effectuated, although there can be no guarantee.

There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with all applicable Nasdaq listing criteria within any period of time that the Panel may grant. If the Company is not successful in the appeal process, the Company may consider additional alternatives, including a potential transfer of its listing to another exchange or quotation on an over-the-counter market.

In addition, even if we meet these requirements, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class B Ordinary Shares on Nasdaq.

A delisting of the Class B Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class B Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class B Ordinary Shares. The delisting of the Class B Ordinary Shares could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class B Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class B Ordinary Shares;

●	a reduced level of trading activity in the secondary trading market for the Class B Ordinary Shares;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class B Ordinary Shares at a rate of 1% of the greater of the price paid or market value of the Class B Ordinary Shares transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Our dual class voting structure could in the future have the effect of concentrating the voting control to holders of our Class A Ordinary Shares, which would limit or preclude other shareholders’ ability to influence corporate matters, and their interests may conflict with the interests of any Class A Ordinary shareholders. It may also adversely affect the trading market for our Class B Ordinary Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are authorized to issue any number of classes of preferred shares. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. Our Class B Ordinary Shares were listed and began trading on the Nasdaq Capital Market on January 27, 2023, under the symbol “BREA” until October 3, 2025. Following such date, our Class B Ordinary Shares trade on the Nasdaq Capital Market under the symbol “SLMT.” Prior to the listing, there was no public market for our ordinary shares.

As of the date of this Annual Report, there are no outstanding Class A Ordinary Shares. Although there are currently no super voting Class A Ordinary Shares outstanding, any issuances of such shares in the future could result in the holders of such shares owning a majority of the voting power of our outstanding share capital and collectively would therefore be our controlling shareholders. In such an event, such holders would have controlling voting power and the ability to approve all matters submitted to our shareholders for approval, including the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our board and, through our board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

Any such voting control and influence in the future may discourage transactions involving a change of control of the Company, including transactions in which shareholders of our Class B Ordinary Shares might otherwise receive a premium for their shares.

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

Our quarterly operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the price you paid or at all. Our operating results and the trading price of our Class B Ordinary Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of our Class B Ordinary Shares;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

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

We have not declared or paid any cash dividends on any class of our ordinary shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including (without limitation) the Companies Act 2014 (as amended) (the “Irish Companies Act”), which requires Irish companies to have distributable reserves available for distribution at least equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. In addition to the requirement to have sufficient distributable reserves available for distribution, the Irish Companies Act also requires that a distribution may only be made if, at the relevant time, the amount of the Company’s net assets is not less than the aggregate of its called-up share capital plus undistributable reserves, and the distribution would not result in the reduction of the amount of those assets below that aggregate.

Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases (including share buybacks and share redemptions) or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either (i) the last set of unconsolidated annual audited financial statements of the Company as laid before shareholders or (ii) unaudited interim financial statements prepared in accordance with Irish law, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

As a holding company, our ability to pay dividends to shareholders is also dependent on the ability of our subsidiaries to distribute funds to us, which may itself be subject to legal, regulatory, and contractual restrictions, including restrictions in financing agreements.

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

Our business is subject to various taxes in different jurisdictions, which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. On December 20, 2021, the OECD published the draft Global Anti-Base Erosion Model Rules which are aimed at ensuring that Multinational Enterprises are subject to such a global minimum 15 per cent. tax rate (“GloBE Rules”). The EU Council adopted Council Directive 2022/25234 (the “Pillar Two Directive”) on December 15, 2022 to implement the GloBE Rules in the EU. The Pillar Two Directive was required to be transposed by all Member States by December 31, 2023. The implementing Irish legislation is contained in Part 4A of the Taxes Consolidation Act, 1997 of Ireland.

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

As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our constitution or by resolution of our shareholders at a general meeting of shareholders or otherwise. However, we have disapplied these preemption rights in our constitution as permitted under Irish company law. Thus, our board of directors is permitted to issue shares for cash on a non-pre-emptive basis to the extent authorised under our constitution and any shareholder resolutions in effect from time to time. In addition, even if the disapplication of preemption rights contained in our constitution expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

Some of the members of our board of directors and senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these individuals, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

●	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

●	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether a final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons:

●	the judgment is not for a definite sum of money;

●	the judgment was obtained by fraud;

●	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

●	the judgment is contrary to Irish public policy or involves (i) certain U.S. laws or (ii) includes awards in respect of punitive damages which will not be enforced in Ireland; or

●	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

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

Provisions of our constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our ordinary shares. In addition, we have adopted a Rights plan.

Our constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of our ordinary shares, or could otherwise adversely affect the market price of our ordinary shares. For example, certain provisions of our constitution:

●	permit our board of directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;

●	permit our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in our best interests;

●	impose advance notice requirements for shareholder proposals and director nominations to be considered at shareholder meetings; and

●	require the approval of 75% of the votes cast at a general meeting of shareholders to amend or repeal any provisions of our constitution.

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of our ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of our ordinary shares consider an offer to be beneficial and could delay or prevent an acquisition that our board of directors determines is in the best interest of the holders of our ordinary shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

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

Moreover, on April 24, 2026, the Company entered into the Rights Agreement (as defined below) with Equiniti Trust Company, LLC, as rights agent. The Board has authorized the issuance of one purchase Right (as defined below) for each outstanding Class B Ordinary Share. Each Right represents the right to purchase one Class B Ordinary Share, upon the terms and subject to the conditions of the Rights Agreement. The Rights were issued to the shareholders of record on May 5, 2026, and will expire on April 23, 2027.

The Board has adopted the Rights Agreement to enable all shareholders of the Company to realize the long-term value of their investment in the Company and to guard against attempts to acquire control of the Company at an inadequate price. In general terms, the Rights Agreement works by causing significant dilution to any person or group that acquires 9.99% (or 20% in the case of an existing “13G Investor” as defined in the Rights Agreement) or more of the outstanding ordinary shares of the Company without the prior approval of the Board. While the Rights Agreement could have the effect of delaying, deferring or preventing a third party from acquiring us, it is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all shareholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any takeover proposal and therefore comply with its fiduciary duties and to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act pertaining to liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or nominating and corporate governance committee;

●	have an audit committee to be composed of at least three directors;

●	obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings;

●	disclose third party director and nominee compensation; and

●	distribute annual and interim reports.

As described in this Annual Report under the heading “Item 16G. Corporate Governance – Foreign Private Issuer,” we currently, and in the future may continue to, take advantage of these home country exemptions. As a result, our shareholders currently are not and may in the future not be provided with the benefits of certain corporate governance requirements of Nasdaq and may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we qualified as a foreign private issuer as of June 30, 2025, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and, among other things, more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status. We expect that we may lose our foreign private issuer status as of June 30, 2026.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Irish law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and elsewhere in this Annual Report under the heading “Item 16G. Corporate Governance – Foreign Private Issuer” and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could have adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains, including net investment gains and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business).

The proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Due to the lack of authority and guidance, the application of the PFIC rules with respect to digital assets, including Solana, or transactions involving digital assets, including Solana, is subject to uncertainty. Further, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile) and with respect to the entire taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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

The trading market for our Class B Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class B Ordinary Shares, changes their opinion of our Class B Ordinary Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class B Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause our Class B Ordinary Shares and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-IFRS financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Class B Ordinary Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History

We currently do business under the name Solmate Infrastructure, the new operating name of Brera Holdings PLC (Nasdaq: SLMT) (“we,” “our,” “Solmate,” “us,” or the “Company”), following our strategic shift in September 2025 to focus on Solana infrastructure. We are a publicly traded Solana infrastructure company focused on building institutional-grade Solana staking, validation, and treasury infrastructure, with a strategic focus on Abu Dhabi, United Arab Emirates. We were originally incorporated pursuant to the laws of Ireland as Brera Holdings Limited, a private company limited by shares under the Companies Act 2014 of Ireland, on June 30, 2022, as an international holding company focused on expanding a global portfolio of professional football clubs through a multi-club ownership (“MCO”) strategy. Brera Holdings Limited re-registered as an Irish public limited company and was renamed as Brera Holdings Public Limited Company on October 27, 2022. On April 7, 2026, we received shareholder approval at an extraordinary general meeting of our shareholders to, subject to the approval of the Registrar of Companies of Ireland, change the name of the Company from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company. We intend to effect such name change with the Registrar of Companies of Ireland, although there can be no assurance that the Registrar of Companies of Ireland will approve it. Together with our strategic partners, we deploy capital and hardware to drive Solana adoption across the Middle East and beyond. Our principal executive offices are located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

Our primary operations consist of managing a Solana-focused digital assets treasury segment and legacy sport multi-club business segment. As a part of our digital assets treasury strategy, we have partnered with a third party service provider to operate a Solana validator on our behalf, which is configured to deliver superior validation performance and native yield generation in the form of staking rewards. We will continue to seek to find innovative solutions aimed at reducing network latency, optimizing validator performance, and maximizing SOL staking yields. We continue to operate the MCO football business, which we refer to throughout this Annual Report as our legacy sports business. Following our September 2025 strategic pivot to Solana infrastructure, we are actively evaluating strategic alternatives for this segment, including potential dispositions of club assets, with the objective of concentrating our capital, resources, and management attention on our Solana Infrastructure segment. We expect the multi-club football segment to represent a diminishing component of our overall business over time. In April 2026, we entered into a deed of transfer pursuant to which the Company agreed to sell the entirety of its equity interest in S.S. Juve Stabia S.r.l. (“Juve Stabia”), an Italian professional football club competing in Serie B, the second highest division of Italian football.

We consider these our two operating segments:

●	Digital Assets Treasury: focuses on building, operating, and managing Solana validator infrastructure in Abu Dhabi, executing and managing our digital asset treasury strategy, and actively supporting the Solana ecosystem. This segment continuously evaluates capital market conditions, the broader crypto economy, and macroeconomic factors in determining the timing and structure of financing transactions used to support the digital asset treasury strategy. The primary objective is to expand our exposure to the Solana ecosystem over the long term through infrastructure ownership, staking, treasury accumulation, and native yield generation.

●

Legacy Sports Business (Multi-Club Football): operates our portfolio of professional and semi-professional football clubs across multiple jurisdictions. As described further below, we are actively evaluating strategic alternatives for this segment as part of our focus on Solana infrastructure and do not intend to make additional capital investments in this segment.

Our corporate address and registered office are located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, DO4 C5Y6, Ireland. The phone number of our registered office is +353 1 237 3700.

Our agent for service of process in the United States is Cogency Global Inc.,122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

Our website can be found at www.solmate.com. Our website for our legacy business can be found at www.breraholdings.com. The information contained on, or that can be accessed through, our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class B Ordinary Shares.

Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto, relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of $5.00 per share.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA” on January 27, 2023. The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000 from the Offering.

In October 2025, the Company changed its ticker symbol on the Nasdaq Capital Market. Effective at the open of trading on October 3, 2025, the Class B Ordinary Shares of the Company began trading on the Nasdaq Capital Market under the symbol “SLMT.”

Recent Developments

Nasdaq Deficiency Notice

On April 23, 2026, the Company received the Staff Determination from the Listing Qualifications Staff of Nasdaq, notifying the Company that the Staff has determined to delist the Company’s Class B ordinary shares from The Nasdaq Capital Market unless the Company requests an appeal of the determination before the Panel by April 30, 2026.

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the grounds that the Class B ordinary shares failed to maintain a minimum closing bid price of $1.00 per share for thirty (30) consecutive business days from March 11, 2026 through April 22, 2026, as required under Nasdaq Listing Rule 5550(a)(2). The Company is ineligible for a 180-calendar day compliance period due to the fact that the 1-for-10 reverse stock split effected on June 26, 2025 was completed within one year of the current bid price deficiency.

The Company timely requested a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a). The hearing process provides the Company with an opportunity to present a plan to restore compliance with all applicable listing standards. Pursuant to Nasdaq Listing Rule 5815(a)(1)(B), the filing of the hearing request automatically stayed any suspension or delisting action pending the hearing and the issuance of the Panel’s written decision. During this period, the Class B ordinary shares will continue to be listed and traded on Nasdaq under the ticker symbol “SLMT.”

As previously disclosed, the Company’s shareholders approved a 10-for-1 reverse share split of the Class B ordinary shares of the Company at an extraordinary general meeting of shareholders held on April 7, 2026, subject to a determination of the Company’s Board to effectuate the reverse share split in its sole discretion. On May 1, 2026, the Board approved such 10-for-1 reverse share split effective as of May 14, 2026. As such, the Board expects the Company to regain compliance with the Minimum Bid Price Requirement now that the reverse share split has been effectuated, although there can be no guarantee.

There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with all applicable Nasdaq listing criteria within any period of time that the Panel may grant. If the Company is not successful in the appeal process, the Company may consider additional alternatives, including a potential transfer of its listing to another exchange or quotation on an over-the-counter market.

Juve Stabia Disposition

On April 17, 2026, the Company entered into a deed of transfer (the “Deed of Transfer”) with Stabia Capital S.r.l. (the “Buyer”), pursuant to which the Company agreed to sell the entirety of its equity interest in Juve Stabia to Buyer. Pursuant to the terms of the Deed of Transfer, the Buyer agreed to purchase the Company’s equity interest in Juve Stabia for total consideration of €1.00 and the Buyer also agreed to assume all of Juve Stabia’s outstanding debts, obligations and other liabilities.

Rights Agreement

On April 24, 2026, the Company entered into a Rights Agreement (the “Rights Agreement”) with Equiniti Trust Company, LLC, as rights agent. The Board has authorized the issuance of one purchase right (a “Right”) for each outstanding Class B Ordinary Share. Each Right represents the right to purchase one Class B Ordinary Share, upon the terms and subject to the conditions of the Rights Agreement. The Rights were issued to the shareholders of record on May 5, 2026, and will expire on April 23, 2027.

The Board has adopted the Rights Agreement to enable all shareholders of the Company to realize the long-term value of their investment in the Company and to guard against attempts to acquire control of the Company at an inadequate price. In general terms, the Rights Agreement works by causing significant dilution to any person or group that acquires 9.99% (or 20% in the case of an existing “13G Investor” as defined in the Rights Agreement) or more of the outstanding ordinary shares of the Company without the prior approval of the Board. The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all shareholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any takeover proposal and therefore comply with its fiduciary duties and to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The issuance of Rights is not taxable to the Company or to shareholders and will not affect reported earnings per share.

Pulsar Agreement

On February 9, 2026, the Company entered into an advisory services agreement, effective from January 1, 2026, with Pulsar Group Ltd., an Abu Dhabi-based firm, to serve as its exclusive consultant for business development in Gulf Cooperation Council (GCC) countries, at a monthly fee of $250,000 over an initial two-year term. The agreement was subsequently amended on February 13, 2026 to clarify that such fees commenced as of January 1, 2026. On April 24, 2026, the Company and Pulsar Group mutually agreed to suspend payment and accrual of the monthly fee until further notice, as part of the Company’s broader initiative to reduce annualized operating costs.

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2025, 2024, and 2023, were nil.

4.B. Business Overview

Solana Overview

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. No single entity owns or operates the network, which is maintained by the decentralized user base. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally through Solana Pay, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana Network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of-History (“PoH”) with Proof-of-Stake (“PoS”) to reduce the time and overhead required for validators to reach consensus on transaction order. PoH is a digital timestamp mechanism that enables the network to track the time and order of transactions, providing faster transaction processing speeds and larger transaction capacity than other blockchain networks such as Bitcoin and Ethereum. PoS is used to incentivize SOL holders to validate transactions through staking. Users of the network initiate transactions that are timestamped, verified by validators, and recorded on the blockchain ledger for a low transaction fee.

Transaction fees include base fees and priority fees. Each transaction includes a base fee, which is a fixed charge used to compensate validators. Users of the Solana Network may also pay an optional priority fee to expedite transaction validation during periods of increased network activity. All transaction fees are paid with the network’s native token, SOL, and a portion of each fee is permanently destroyed. The native token is also used in staking, for participation in the network’s governance, and as payment to validators for securing the network and processing transactions.

The Solana Protocol was initially developed by Anatoly Yakovenko in a 2017 whitepaper, with the first mainnet launched in March 2020. Development of the Solana Network is overseen by the Solana Foundation (the “Foundation”), a non-profit organization based in Switzerland, and Solana Labs, Inc. (“Solana Labs”), a Delaware corporation, which administered the initial launch of the network and token distribution. Although the Foundation and Solana Labs have some influence over the developmental direction of the Solana Network, changes to the protocol must be accepted by validators that collectively represent a supermajority (two-thirds) of the cumulative validations on the Solana blockchain.

Proof-of-Stake

The Solana Network utilizes a PoS consensus mechanism, which enables SOL token holders to earn rewards by participating in securing the network through a validation process commonly known as staking. Staking is performed by network node operators, known as validators, to ensure that transactions are verified and properly recorded on the blockchain network. In order to become a validator, each node operator must meet certain hardware and technical requirements, install Solana Network software protocols, and delegate SOL onto the validator. Validators are rewarded with newly minted SOL for staking on the Solana Network.

The amount of rewards received varies and is based on the Solana Network’s annual inflationary rate, validator performance, and total SOL staked to the validator as compared to the total Solana Network. Generally, the greater the amount of SOL delegated, the higher the probability of being selected to validate transactions and earn rewards. To increase the probability of being selected, validators may offer staking services to institutions and individuals through crypto exchange platforms and institutional partnerships for a commission. The Solana Network was created with economic incentives in place to discourage malicious behavior. While programmatic slashing, as implemented in other networks such as Ethereum, is not currently active on Solana, it may be introduced in the future. Currently, slashing on the Solana Network is determined through social consensus in response to network halts caused by validator misconduct or “safety violations.”

Staking is widely used as an alternative to proof-of-work (“PoW”) mining and is generally viewed as more energy-efficient and accessible, as it does not require specialized hardware or high electricity consumption. Instead, staking leverages ownership of digital assets to help secure the network and validate transactions.

Solana Token Economics

The Solana Network protocol follows a declining inflationary model to reward validators. At network launch, the inflationary rate was approximately 8.0%. That rate declines by 15% each epoch-year, approximately 180 epochs (generally 365 calendar days), until it reaches a long-term terminal rate of 1.5%. As of December 31, 2025, Solana’s inflationary rate was approximately 4.2%. In addition to inflationary rewards, validator and delegator income can include transaction fees, priority fees, and maximal extractable value (“MEV”) captured by the network.

Solana Supply

Since its launch the Solana Network has grown to 567.4 million SOL tokens as of December 31, 2025. SOL does not have a fixed maximum supply, with new SOL tokens introduced primarily through inflationary rewards distributed to validators and delegators. However, the Solana Protocol features a burn mechanism where a portion of all transaction fees is permanently destroyed, creating the potential for the network to become deflationary with sufficient usage. As of December 31, 2025, SOL had a market capitalization of over $70.0 billion and an average daily trading volume of approximately $5.6 billion in 2025.

Solana Price

The price of SOL has historically been highly volatile and will likely continue to be volatile. SOL’s price may fluctuate significantly in a short period of time. The price of SOL is impacted by, among other things, the usage levels on the Solana Network, market speculation of SOL and the cryptoeconomy, and investment and trading activities of large investors that invest directly or indirectly in SOL. The price of SOL may also be adversely impacted by changes to the regulatory environment. We do not currently hedge our exposure to SOL price fluctuations, but may do so in the future.

Solana Use Cases

Solana Pay. Enables users to instantly send money globally. Solana Pay is an open-source protocol built on the Solana blockchain — anyone can build on or transact with Solana Pay. The Solana Foundation has partnered with prominent global financial networks in connection with Solana’s growing payments infrastructure.

Decentralized Exchanges (“DEXs”). Enables users to trade digital assets through decentralized exchanges built on the Solana Network, such as Orca and Raydium. As of December 31, 2025, the average daily DEX volume on Solana was approximately $4.0 billion.

Smart Contracts. Enable users, through platforms such as Jupiter and Kamino, to enter into lending, borrowing, and staking transactions. As of December 31, 2025, Jupiter, a leader in total locked value on the Solana Network, had total value locked of approximately $2.1 billion.

Real World Assets (“RWAs”). Real World Assets (“RWAs”). Solana has emerged as a leading settlement layer for the tokenization of real world assets. RWA volume on Solana has grown rapidly and the number of RWAs on Solana has grown significantly year-over-year. Financial institutions and capital markets participants, including major global financial institutions, are increasingly choosing Solana as the infrastructure layer to tokenize and settle real world assets.

Payments and Stablecoins. Major payments companies are choosing Solana as the infrastructure layer for consumer and institutional payments and remittances. As of March 2026, stablecoin supply on Solana was approximately $17 billion, more than double its previous all-time high. Global crypto card payment volume utilizing Solana’s infrastructure has grown significantly, reaching approximately $1.5 billion per month by August 2025.

Agentic AI Applications. Solana is emerging as a preferred settlement layer for autonomous AI agents due to its high throughput, sub-second finality, and ultra-low transaction costs, enabling seamless machine-to-machine payments, decentralized finance interactions, and on-chain economic coordination at scale. As agentic AI ecosystems grow, structural demand for SOL is expected to increase as agents require frequent, efficient blockchain access.

Digital Assets Segment

Overview

The Digital Assets segment executes and manages the Company’s digital asset treasury strategy with the purpose of purchasing, holding, and compounding our digital asset holdings through operating validators through partnerships, staking, and actively supporting the Solana ecosystem. Revenue is primarily generated through staking yields from our SOL holdings delegated to our partner-operated validator. We also generate yield, to a lesser extent, by delegating a portion of our holdings to external validators.

Validator Operations

We have engaged a third-party service provider to operate a validator on our behalf for the purpose of participating in the Solana Network’s proof-of-stake consensus mechanism. This validator, which is solely owned and operated by the third-party service provider, participates in securing the Solana Network by creating and validating transactions on the blockchain pursuant to the Solana Network’s PoS consensus protocol. In exchange for the validation services performed by our third-party operator, we receive SOL staking revenue, which may vary based on several factors including the Solana Network’s annual inflationary rate, the performance of the validator, and the amount of SOL delegated to the validator as compared to the total Solana Network, which may include our own SOL holdings and those of our external stakers.

Because we do not directly manage the operation of the validator, we are dependent on our third-party validator operator for the technical infrastructure, personnel, and internal processes necessary to maintain validator performance. Our third-party validator operator may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, hardware or software failures, or other disruptions beyond our control. If our third-party validator operator experiences any such disruption or fails to perform its obligations adequately, we may be unable to procure alternative services in a timely manner and on acceptable terms, or at all, and may be subject to business disruptions, financial losses, customer dissatisfaction, reputational damage, regulatory proceedings, or other adverse consequences. Furthermore, our third-party validator operator may breach its agreement with us, disagree with our interpretation of contract terms, refuse to continue or renew services on commercially reasonable terms, or take actions that degrade the functionality or performance of the validator. There can be no assurance that our third-party validator operator will continue to provide services on acceptable terms, or at all.

We receive staking rewards from our own SOL holdings for validation services provided at the end of each Solana epoch, which is less than three days. We monitor the performance of our third-party validator operator and periodically assess whether its infrastructure remains compatible with the Solana ecosystem and meets the performance standards that we have established for our institutional stakers. We intend to reinvest earned validator revenue by re-staking it to the validator where it will continue to generate rewards; however, we may from time to time monetize staking rewards for cash to fund operating and working capital requirements. To date, we have not set a minimum or maximum amount of SOL holdings that may be staked to the validator.

External Staking

We may from time to time delegate a portion of our SOL holdings to external validators that are operated by another third party with the objective of generating incremental yield while supporting the Solana ecosystem validation process. In exchange for delegating digital assets to external validators, we receive a portion of the validators’ total earned rewards in the form of SOL, net of any applicable commission fees. The rewards generated from external staking have not been material to the results of our operations to date. The commissions that we pay, if any, for external staking services vary per validator, as each establishes its own rate. Solana validators have a bonding and unbonding period of one epoch, which lasts approximately three days, during which we are not able to withdraw or liquidate our staked SOL. Given the limited scale of our external staking activity, we believe any resulting illiquidity would have a minimal impact on our financial condition. We have not set a minimum or maximum amount of SOL holdings that may be staked to external validators, and we do not expect external staking to constitute a significant portion of our overall treasury strategy.

Digital Asset Treasury

Our digital asset treasury strategy includes accumulating and actively managing SOL and SOL-related digital assets. We value our SOL assets under management (“AUM”) using the current market price of Solana.

As of March 31, 2026, we held approximately 1.2 million SOL and common shares of a private crypto-related company with an estimated fair value of approximately $7 million.

We do not currently maintain a specific target for the amount or type of digital assets we intend to acquire or hold. We believe that investing in the Solana ecosystem through its native token and partner-operated validator infrastructure provides a differentiated opportunity to create long-term shareholder value. In addition to holding SOL, our treasury strategy may from time to time include the use of liquid staking tokens (“LSTs”), options, and decentralized finance (“DeFi”) protocols as part of our capital allocation strategy for assets not required to provide working capital for our ongoing operations. We intend to reinvest staking and validator revenue earned on SOL held by the Company into our digital asset treasury strategy; however, we may from time to time monetize staking rewards for cash to fund operating and working capital requirements.

UAE Infrastructure and Strategy

Abu Dhabi serves as the Company’s strategic focus. Our validator, co-operated with a third-party service provider, is physically located in the UAE, reinforcing our commitment to building locally anchored infrastructure within the jurisdiction. We believe the UAE represents one of the most favorable jurisdictions globally for Solana infrastructure development. As a leading global financial hub with deep pools of sovereign and institutional capital, established free-zone frameworks, and a demonstrated commitment to innovation, the UAE offers a proactive and comprehensive regulatory framework for digital assets administered by the Abu Dhabi Global Market (“ADGM”), the Dubai Financial Services Authority (“DFSA”), and the Virtual Assets Regulatory Authority (“VARA”). The UAE’s regulatory leadership, combined with its position as a crossroads for significant sovereign and institutional capital flows, creates a unique environment for the growth of our Solana infrastructure platform. We aim to help establish the UAE as a leading hub of the Solana ecosystem, providing regional investors with the opportunity to capitalize on Solana’s native yield-generating capabilities while supporting the growth of the Solana network and aligning with the UAE’s digital transformation agenda. Over time, we intend to expand our service offerings to clients in the UAE and across the broader Middle East and North Africa region, leveraging our local presence and regulatory positioning to serve institutional participants seeking exposure to Solana-based infrastructure solutions.

Our partnership (through an advisory agreement) with Pulsar Group, an advisory firm based in Abu Dhabi specializing in helping technology disruptors navigate complex regulatory environments, build strategic partnerships, and accelerate market expansion, facilitates our adoption and growth in the UAE and the broader Gulf region. Our partnership (through a validator services agreement) with RockawayX contributes operational expertise in validator design, deployment, and management. We have significant investors based in the UAE, which we believe can provide ongoing institutional support for our mission and reinforcing our alignment with the region’s financial ecosystem. In addition, the Solana Foundation has the right to appoint two seats to our Board of Directors, further deepening our alignment with the Solana ecosystem’s core institutions.

Digital Asset Acquisition Channels

To facilitate our staking program and treasury strategy, we acquire SOL primarily through over-the-counter (“OTC”) and spot trading platforms. We also accumulate SOL from staking rewards generated through our partner-operated validator and, where applicable, from external delegation activities.

Trading Counterparty

The Company’s Solana holdings are safeguarded by Anchorage Digital Bank National Association, BitGo Bank & Trust, National Association, and Kraken Financial (Payward Financial, Inc.) (collectively, the “Solana Custodians”). The Solana Custodians maintain the private keys necessary to access and transfer the Company’s Solana, with the allocation between cold storage and hot wallet environments determined by the Company’s trading and staking activity levels. The Company has evaluated the procedures and internal controls of the Solana Custodians to safeguard its Solana holdings, including the institutional-level services offered, security protocols, insurance coverage, and regulatory compliance records maintained by each custodian. In selecting its custodial counterparties, the Company requires that each counterparty demonstrate robust security infrastructure, maintain appropriate insurance policies covering digital asset losses, and operate under an applicable regulatory and compliance framework. The transfer of Solana to and from authorized participants is directed by the Company. If the Solana Custodians’ internal procedures and controls prove inadequate, and the Company’s private key(s) is(are) lost, destroyed, or otherwise compromised without accessible backup, the Company will be unable to access its Solana, which could adversely affect the Company’s financial condition. In addition, if the Company’s private keys are misappropriated and its Solana holdings are stolen, the Company could lose some or all of its holdings, which could adversely impact its financial condition.

Network and Technology

Our Digital Assets Treasury operations are dependent on the continued development, adoption, and functionality of the Solana Network. Changes to the Solana Network, including upgrades, protocol changes, and governance decisions, may impact staking mechanics, reward rates, validator economics, or network participation requirements. Our staking operations rely in part on external service providers, including custodians, to assist in monitoring performance, managing staking activities, and safeguarding delegated digital assets. These external staking service providers are subject to risks associated with cybersecurity attacks, network disruptions, and evolving technical standards.

Our validator operating partner manages hardware located in Abu Dhabi, which require active management and oversight. This hardware is subject to risks associated with cybersecurity attacks, network disruptions, and evolving technical standards.

Competition

Our Solana Infrastructure segment operates in a highly competitive and ever-changing crypto landscape and faces significant competition, including but not limited to, larger digital asset treasury companies, specialized Solana staking infrastructure providers, independent validator operators, cloud-based node-hosting providers, and digital asset trading platforms that offer staking-as-a-service products. We also compete against traditional financial service providers and infrastructure companies that have entered or are seeking to enter the Solana validator and staking market. The UAE’s emergence as a growing hub for digital asset infrastructure may attract additional regional and international competitors. The cryptoeconomy is continuously expanding, and we expect to face competition from new entrants in the future as the adoption of digital assets and Solana-based applications continues to grow.

Seasonality

Results for our validator operations may be subject to cyclical variability as Solana epochs may not coincide with calendar days, months, or years. Network activity, staking participation, transaction volumes, and digital asset prices may be impacted by broader market conditions, protocol changes, investor sentiment, and macroeconomic factors, which may cause our Solana Infrastructure segment results to vary from period to period.

Legacy Sports Business (Multi-Club Football) Segment

Overview

Following our September 2025 strategic pivot to Solana infrastructure, we continue to operate this segment as our legacy business and maintain certain of our existing football club holdings; however, we are actively evaluating strategic alternatives for the segment, including potential dispositions of one or more club assets, with the objective of concentrating our resources and management attention on the Solana infrastructure segment. For example, in October 2025, we decided to cease operations in Mozambique and Mongolia, and in April 2026, we entered into a deed of transfer pursuant to which we agreed to sell the entirety of our equity interest in S.S. Juve Stabia S.r.l. During this evaluation period, we do not intend to make significant additional capital investments in the legacy segment, and we expect its relative contribution to our consolidated business to diminish over time. The football club assets are excluded from our digital asset treasury holdings updates, reflecting their distinct strategic and financial character from our primary Solana Infrastructure operations.

Multi-Club Football Industry

Football is one of the most popular spectator sports globally, commercialized through sponsorship, merchandising, broadcasting, and related activities.

Our Legacy Sports Business (Multi-Club Football Operations) have involved the acquisition and management of football clubs in Eastern Europe, Africa and other markets, where lower costs of operations have provided revenue opportunities through UEFA and other football competition prizes, the global transfer market, and sponsorships. In June 2021, Brera FC formed the FENIX Trophy, a non-professional pan-European football tournament recognized by UEFA. In July 2023, we acquired a majority stake in UYBA, an Italian Serie A1 women’s professional volleyball team. However, on June 17, 2025, we sold our remaining 48.94% interest in UYBA and no longer have volleyball teams in our portfolio. In addition, in October 2025, we decided to cease operations in Mozambique and Mongolia, and in April 2026, we entered into a deed of transfer pursuant to which we agreed to sell the entirety of our equity interest in S.S. Juve Stabia S.r.l.

Legacy Sports Business Operations

Our Legacy Sports Business Operations have historically operated in the following markets:

●	Market for Football Competition Prizes. Our European football clubs have been eligible to participate in UEFA competitions, including the Champions League (CL), the Europa League (EL), and the Europa Conference League (Conference). Clubs are generally admitted either automatically based on UEFA’s access criteria or through qualifiers, and admitted clubs may receive participation prizes and other competition-related revenues. Clubs from smaller European countries, including countries where we have acquired clubs, generally cannot gain automatic admission to the CL or EL but can potentially reach the league phase through qualifiers, which may also generate participation revenues depending on the stage reached. Our acquired and managed football teams have competed, and may continue to compete, in UEFA’s CL, EL and Conference tournaments.

●	Global Transfer Market. Our clubs have provided professional players whose transfers to other clubs generate fee income. Transfer market activities have focused on younger players from Eastern Europe, Africa and South America, and are subject to applicable local immigration laws and regulations (see “Laws and Regulations” below).

●	Sponsorships. Our ownership and management of clubs across multiple countries has provided a basis for attracting sponsors, with lower operational costs in certain markets allowing competitive sponsorship terms. Our football clubs and the FENIX Trophy tournament have provided sponsorship opportunities for brands to associate with our teams and events.

Historical Football Business Strategy

Our current approach for our legacy sports segment is focused on maintaining operations and preserving value while we evaluate strategic alternatives, with capital allocation and management attention prioritized toward our Solana infrastructure business. We intend to retain existing fans, supporters and sponsors and to maintain community-oriented initiatives associated with the Brera FC brand and related projects. We may continue to use local marketing, social media and community-oriented initiatives to support the profile of these assets, but we do not expect to pursue the expansion-oriented strategy we followed prior to our September 2025 strategic pivot to Solana infrastructure. Prior to that pivot, we pursued an international expansion and licensing strategy for the Brera FC brand through acquisitions and management agreements in multiple jurisdictions.

We are currently evaluating strategic alternatives for our Multi-Club Football Operations, including potential dispositions or other strategic transactions. For example, in October 2025, we decided to cease operations in Mozambique and Mongolia, and in April 2026, we entered into a deed of transfer pursuant to which we agreed to sell the entirety of our equity interest in S.S. Juve Stabia S.r.l.

There can be no assurance that the evaluation of additional strategic alternatives will result in any particular transaction or outcome with respect to our Multi-Club Football Operations. We will continue to operate these assets in the ordinary course while the evaluation is underway.

Competition in the Legacy Sports Business

The Company has operated in a multi-club ownership model, and as such, we do not believe there is any single market for which we have a well-defined group of competitors.

The most prominent multi-club ownership operator is City Football Group Limited (CFG), which owns or has partnerships with over 20 clubs worldwide, anchored by Manchester City F.C. in the English Premier League. CFG is privately held and, to the Company’s knowledge, has not pursued a public listing. Our competitors generally have economic resources substantially greater than ours and may have lower cost structures, allowing them to retain significantly greater operating and financial flexibility.

Intellectual Property in the Legacy Sports Business

Our Multi-Club Football Operations maintain a portfolio of registered trademarks and trademark applications, including “Brera FC,” “FENIX Trophy” and the club crest, with registrations in Italy and applications pending in other jurisdictions. Brera FC holds a non-exclusive license to use these trademarks. We also procure copyright protection for materials such as logos, photographic images and audio-visual footage where possible, and pursue enforcement actions against trademark infringements on a cost-effective basis.

Seasonality in the Legacy Sports Business

Our revenues and expenses have been seasonal, and we expect they will continue to be seasonal.  Due to the playing season, revenues from our legacy business are typically concentrated in the third and fourth fiscal quarters of each fiscal year ended December 31.  As a result, our operating results and cash flow with respect to our legacy business reflect significant variation from period to period and will continue to do so in the future.

Laws and Regulations

Regulations Applicable to the Solana Infrastructure Segment

Our Solana Infrastructure segment operates in a complex and constantly evolving regulatory environment. It is subject to various federal, state, and local laws and regulations in the United States as well as the laws of other jurisdictions in which we operate, including Ireland and the United Arab Emirates. The laws and regulations that we are primarily subject to include securities laws and laws applicable to digital asset and cryptocurrency activities established by the relevant jurisdictions, and failure to comply with applicable laws, both those currently in effect and future legislation, could expose us to fines and penalties.

Regulatory authorities, including the SEC, the Commodity Futures Trading Commission (“CFTC”), the U.S. Department of the Treasury, and the Internal Revenue Service (“IRS”), may determine that certain digital assets, staking arrangements, validator activities, or related economic interests constitute securities, commodities, or other regulated financial instruments. In addition, Congress is considering comprehensive market structure legislation for digital assets, which may define digital assets in a manner that would result in heightened regulatory requirements. Any such regulatory or legislative changes could subject us to additional registration, disclosure, compliance, or reporting requirements, restrict our ability to hold or stake digital assets, or require changes to our business model.

Securities and Investment Company Regulation

We are subject to the Securities Act and the Exchange Act with respect to our public reporting obligations and securities transactions. We monitor our activities for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and believe that our digital asset holdings and validator operations are conducted in furtherance of our operating business and treasury management strategy, rather than as an investment company engaged primarily in investing or trading securities. However, the application of the Investment Company Act and related securities laws to digital asset treasury companies is subject to evolving regulatory interpretation. An adverse determination could require us to restructure our operations, limit the composition of our assets, or register under one or more regulatory regimes.

In March 2026, the SEC issued an interpretation regarding the application of federal securities laws to certain types of crypto assets (the “Crypto Asset Interpretation”). The SEC’s interpretation confirmed that it views digital commodities, including SOL, as commodities and not as securities. The interpretation also discusses situations in which a non-security digital commodity could become subject to an investment contract that is a security.

Staking and Validator Operations

By virtue of the validator operations conducted by our partner, we may be deemed to be engaged in the operation of validators and participation in the Solana Network’s PoS consensus mechanism by staking SOL. Validator operations are governed by protocol-level rules and subject to network-specific requirements relating to performance, uptime, and participation. Future laws, regulations, or enforcement actions could impose additional compliance obligations, restrict staking activities, or subject validator operations to licensing or registration requirements. Changes in protocol or regulatory rules could adversely affect the operational results of our validator operations. Additionally, regulators have increasingly scrutinized staking activities, specifically relating to external service providers marketing staking as a yield-generating product.

Taxation

The U.S. federal income tax treatment of digital assets, including staking rewards and validator income, remains subject to limited guidance and evolving interpretation. The IRS has issued guidance addressing certain aspects of digital asset taxation, but additional guidance or legislative changes could affect the timing, character, or amount of taxable income we recognize. Changes in tax laws or interpretations could materially affect our effective tax rate and results of operations.

Cybersecurity and Data Protection

Our operations depend on secure digital infrastructure and key management systems. We are subject to federal, state and foreign laws and regulations relating to data protection, cybersecurity, and the safeguarding of sensitive information. Cybersecurity incidents, security breaches, or failures of internal controls could result in regulatory scrutiny, enforcement actions, financial loss, or reputational harm.

UAE Regulatory Framework

Our partner-operated validator operations in the United Arab Emirates are subject to the laws and regulations of the UAE, including the regulatory frameworks administered by the Abu Dhabi Global Market (“ADGM”), the Dubai Financial Services Authority (“DFSA”), and the Virtual Assets Regulatory Authority (“VARA”). The UAE has developed a comprehensive and evolving regulatory architecture for virtual assets and blockchain-based activities, encompassing governance, operational, cybersecurity, and disclosure requirements across all dimensions of digital asset infrastructure. The ADGM Registration Authority has published discussion papers and proposed guidance addressing crypto-related activities conducted in or from ADGM, including governance, operational, and cybersecurity expectations applicable to digital asset infrastructure operators. The DFSA’s inaugural tokenization regulatory sandbox has attracted significant institutional interest, reflecting continued demand for regulated digital asset activity in the UAE. We monitor developments across all applicable UAE regulatory frameworks and intend to conduct our UAE-based operations in material compliance with applicable requirements. The UAE regulatory framework continues to evolve, and changes in applicable laws or supervisory expectations could affect the manner in which we conduct our Abu Dhabi validator operations.

Anti-Money Laundering and Sanctions

Our operations may be subject to applicable anti-money laundering laws and regulations, including requirements under the Bank Secrecy Act (“BSA”) and regulations enforced by the Financial Crimes Enforcement Network (“FinCEN”). We also monitor compliance with applicable economic sanctions programs administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. We do not knowingly engage in transactions with persons or entities that are subject to OFAC sanctions, and we maintain compliance policies designed to implement our obligations under applicable sanctions and anti-money laundering laws.

Regulations Applicable to the Legacy Sports Segment

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

Member associations from the same continent or region have formed the following six confederations, which are recognized by FIFA: (1) Asian Football Confederation - AFC; (2) Confederation of African Football - CAF; (3) Confederation of North, Central America and Caribbean Association Football - CONCACAF; (4) Oceania Football Confederation - OFC; (5) South American Football Confederation - CONMEBOL; and (6) Union of European Football Associations - UEFA. Each confederation must comply with and enforce compliance with the Statutes, regulations and decisions of FIFA, must organize its own interclub and international competitions in compliance with the international match calendar, must ensure that international leagues or any other such groups of clubs or leagues shall not be formed without its consent and the approval of FIFA, must set up the bodies necessary to fulfil the duties incumbent upon it and must procure the funds necessary to fulfil its duties.

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

The UEFA, as stated above, governs all European football, including Italian football, which is in turn governed by the Federazione Italiana Giuoco Calcio - FIGC. FIGC is the governing body of football in Italy, which carries out its functions in harmony with the resolutions and guidelines of FIFA and UEFA, in full technical, organizational and management autonomy. The rules dictated by FIGC are called NOIF (Norme Organizzative Interne della FIGC) and govern all aspects of Italian football: the registration of athletes, technicians, match officials, managers and other subjects of the federal system. Additionally, referees are part of FIGC and are divided into categories provided for by the internal regulations of the Italian Referees Association, or AIA, which independently regulates their membership and activity. All Italian football clubs are committed to exclusively using the sports justice system and cannot turn to the Ordinary Judicial Authority for the resolution of any disputes.

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

Mergers, acquisitions, sales and demergers are also subject to specific rules, such as NOIF provision 20. The merger between two or more companies, the demerger of a company, the capital contribution of the sports company into a company wholly owned by the transferring company, carried out in compliance with current regulations and laws, must be approved by the President of the FIGC. In the event of a spin-off of a company or transfer of the sports company to another company wholly owned by the transferring company, approval can be granted, provided that the unity of the entire sports company is preserved and the regularity and the continuation of sporting activities. In the event of an approved merger, the company that remains after the merger remains affiliated with FIGC and retains the highest sporting title and seniority of affiliation from the companies involved in the merger. In the event of an approved demerger, only one spun-off company can be affiliated with FIGC; therefore, at the time of the spin-off, the company that will be affiliated with the FIGC is decided and the sporting title and seniority of affiliation of the original company are attributed to this company. In the event of an approved capital contribution of the sports company into a company wholly owned by the transferring company, the company which then owns the sports company is the company that is affiliated with FIGC and the sporting title and seniority of affiliation of the transferring company are attributed to this company. The merger, demerger and capital contribution of a sports company into a company wholly owned by the transferring company are permitted under the following conditions: the companies subject to the merger, the company subject to the spin-off or the transferring company are affiliated with FIGC for at least two sporting seasons; in the professional field, all the companies involved in the merger, or in the spin-off or transfer must have their registered office, except in cases of absolute exception, in the same Municipality or in neighboring Municipalities. In the amateur and sector for youth and school activities, the companies involved in the merger, or the spin-off or transfer must be based in the same Province, or in neighboring Municipalities of different Provinces or Regions. In the event that the aforementioned transactions are carried out between companies in the professional sector and companies in the amateur and sector for youth and school, the criterion established in the professional field applies; between companies that, in the two previous sports seasons, have not transferred their registered office to another municipality, have not been the subject of mergers, spin-offs or company transfers.

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

The UEFA Financial Fair Play Regulations will be of particular significance to our legacy business. Implemented in the 2011-12 season and last updated in 2018, the UEFA Financial Fair Play Regulations are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encourage long term investment in youth development and sporting infrastructure. The regulations contain a “break-even” rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds. Potential sanctions for non-compliance with the Financial Fair Play Regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from European competitions.

Laws, regulations, or sports association rules in some of the countries in which we have acquired clubs prevent any person from owning more than one club in the same division in the same country. For example, in Argentina, under the Argentinian Sports Ministry’s laws, football clubs, due to their associative structure, generally cannot be sold or transferred to different owners. As a result, our acquisitions of football clubs in countries with similar restrictions have been in the form of management and revenue-sharing agreements with their current owners. Such laws may limit our ability to derive all profits from, or to enforce control over, such clubs.

In addition, many of the countries in which we have acquired clubs restrict the number of foreign players that are permitted on a football club’s first team. For example, in Mozambique, the Mozambican Football Association’s rules allow clubs to field only six or fewer foreign players in league games. However, in October 2025, we decided to cease operations in Mozambique. In North Macedonia, the North Macedonian Football Association’s rules cap foreign players to eight in league games, although an unlimited number of foreign players may be registered to play for each team. As a non-member of the European Union, North Macedonia does not currently require foreign players to hold European Union passports; however, North Macedonia has been a candidate for European Union membership since 2005 and may impose this requirement were it to become a member. These restrictions may limit our ability to realize the benefits of our global football club portfolio.

4.C. Organizational Structure

The following diagram depicts our organizational structure, including our subsidiaries, as of the date of this Annual Report.

4.D. Plants, Property and Equipment

Digital Assets Treasury Segment

The Company’s principal office is located at Connaught House, 5th Floor, One Burlington Road, Dublin 4, DO4 C5Y6, Ireland.

The Company does not currently own or lease any material tangible fixed assets in connection with its Solana Infrastructure Segment operations. The Company’s validator is operated and maintained by a third-party service provider in the United Arab Emirates. For a description of the Company’s validator arrangement, see “Item 7.B — Related Party Transactions — Rockaway X Validator Agreement.”

The Company does not currently have any material plans to construct, expand, or improve facilities related to its Solana Infrastructure operations.

The Company is not currently aware of any environmental issues that may affect the utilization of its assets. For a discussion of environmental and regulatory risks related to the Company’s operations, see “Item 3.D — Risk Factors.”

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Legacy Sports Business Segment

Brera FC is located in the Arena Civica. The Arena Civica, which opened August 18, 1807, has a capacity of approximately 10,000, and is situated in the historic Brera district. The Arena Civica is the primary location for Brera FC’s first team home stadium matches and is also used for our football school program. Use of the stadium for other events must be requested prior to each event. This facility is located at Viale Giorgio Byron 2, 20154 Milan, Italy. We lease this facility pursuant to a public concession agreement with the Municipality of Milan under Municipality of Milan regulation Deliberazione G.C. n. 1881 26/09/2014. On September 8, 2023, the Company entered into a new lease for the term of September 18, 2023 to April 29, 2024 that provided for a base rate of €34.00 per hour to utilize the stadium for our football school, which was most recently renewed on September 23, 2024 for the term of September 23, 2024 to April 30, 2025. We enter into separate public concession agreements for use of the stadium for our matches on an as-needed basis.

Our subsidiary Brera Milano’s corporate office is located at Piazza San Giorgio 2, 20123 Milan, Italy. We lease this facility pursuant to a one-year lease agreement, which commenced on March 1, 2023 and renews for subsequent one-year terms until terminated by either party upon three (3) months’ notice. The lease provides for a base rent of €2,500 per month, plus value-added tax.

Our subsidiary Brera Strumica FC’s corporate office is located at Sport Hall PARK-ABA, Gjuro Salaj bb, Strumica 2400, North Macedonia. We lease this facility pursuant to a one-year lease agreement, which commenced on March 3, 2023 and automatically renews each year, and can be terminated by either party upon thirty (30) days’ notice. The lease provides for a base rent of MKD 30,000 per month including value-added tax.

On June 17, 2025, we sold our remaining 48.94% interest in UYBA and no longer own or lease any facilities associated with UYBA. In October 2025, we decided to cease operations in Mozambique and Mongolia, and we do not currently maintain any facilities in those jurisdictions. In April 2026, we entered into a deed of transfer to sell the entirety of our equity interest in Juve Stabia. We do not own or lease any facilities associated with Juve Stabia as of the date of this Annual Report.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Item 4A.  Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. See also “Forward-Looking Statements” above.

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brera Holdings summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended December 31, 2025 and 2024. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2024, under the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Years Ended December 31, 2024 and 2023.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended December 31, 2025 (the “2025 Financials”). Amounts are expressed in euros unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. See also “Forward-Looking Statements” above.

The 2025 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through December 31, 2025, unless otherwise indicated. All figures are expressed in thousands of euros, unless otherwise noted.

Company Overview

We are a NASDAQ-listed company incorporated in the Republic of Ireland. Prior to the execution of our private placement offerings in September 2025 (the “PIPE transaction”), the Company’s primary business strategy was to operate global network of professional sports business, which included a portfolio of men’s and women’s sports clubs primarily located in Europe. Following the closing of the PIPE transaction, the Company announced a new business strategy designed to acquire and stake SOL, the native cryptocurrency of the Solana blockchain, and drive shareholder value through the accumulation SOL and through the development of new revenue opportunities tied to various innovative Solana infrastructure projects.

We are in the process of evaluating the performance of our sports business portfolio which includes global portfolio of men’s and women’s sports clubs, to determine the future strategy for this business segment and the plans to wind down some parts of this business.

Recent Developments - Corporate Updates

Digital Asset Treasury

Our primary digital asset strategic objective is to accumulate SOL treasury capital and generate attractive risk-adjusted returns for our investors through a range of SOL-based digital asset strategies. We aim to provide public market investors with direct exposure to SOL and to participate in the growth and development of the broader Solana ecosystem through a disciplined treasury approach. We believe that strategic digital asset reserves such as SOL may serve as a foundation for future applications in global payments, capital markets and other real life use cases built on decentralized SOL infrastructure. We view the Solana network as a highly scalable and performant blockchain platform that is consistent with our long-term objective of supporting the emerging technologies through our business. Our participation in the Solana ecosystem is intended to provide liquidity to the ecosystem and its participants and support new strategic initiatives.

Strategic Advisor Agreement

In September 2025, we entered into a strategic advisor agreement (the “Strategic Advisor Agreement”) with several individuals (“Strategic Advisors”) pursuant to which the Strategic Advisors provide strategic advisory services to the Company as well as guidance relating to the Company’s business, operations, growth initiatives and industry and market trends in the digital assets sector and the United Arab Emirates market for an initial term of 10 years. The Company and any of the Strategic Advisors may terminate this agreement upon written notice. The Strategic Advisors are entitled to receive equity warrants for the services that they provide in connection with the PIPE transaction and continue to provide to the Company.

In consideration for their advisory services, the Strategic Advisors are entitled to the following compensation under the Strategic Advisor Agreement:

●	Cash compensation: 1% per annum of the Company’s SOL Assets Under Management (“SOL AUM”) up to $1,000,000,000, and 0.5% per annum of SOL AUM exceeding that amount, calculated as of each anniversary of the Agreement’s effective date.

●	Pre-funded warrants: Warrants to purchase Class B Ordinary Shares equal to 10% of the total Class B Ordinary Shares and pre-funded warrants issued under the Securities Purchase Agreements.

●	Common Warrants 1: Warrants to purchase Class B Ordinary Shares equal to 50% of the aggregate number of shares underlying the Strategic Advisor Pre-Funded Warrants.

●	Common Warrants 2: Warrants to purchase Class B Ordinary Shares equal to 9% of the total Class B Ordinary Shares and pre-funded warrants issued under the Securities Purchase Agreements.

See “Note 16 – Related Party Transactions” to the consolidated financial statements included elsewhere in this Annual Report for additional information in connection with the Strategic Advisor Agreement.

Leadership Transition

On September 23, 2025, Mr. Marco Santori was appointed Chief Executive Officer replacing Fabio Scacciavillani, who resigned from the Company’s Board of Directors and as Chief Executive Officer effective September 23, 2025. Mr. Scacciavillani continued to serve as the Company’s Chief Financial Officer until his subsequent resignation effective December 31, 2025. Mr. Santori served as Chief Executive Officer of the Company and as a member of its board of directors until April 2026, after which Guy Hirsch was appointed Interim Chief Operating Officer, which appointment expired on May 1, 2026. Effective as of May 1, 2026, Ron Sade was appointed Chief Executive Officer.

On September 23, 2025, certain directors from the Company’s Board of Directors resigned, and the new Board of Directors were appointed. This was part of a series of the changes to the Company’s leadership and overall strategy designed to accelerate the growth of the Company’s digital assets and infrastructure business and strengthen corporate governance. The new Board members bring expertise in digital assets industry and global relationships, especially in the Gulf region, and are expected to enhance strategic planning, expand market reach, and reinforce the Company’s position as a key participant in the Solana ecosystem. The Company welcomed Dr. Arthur Laffer, Viktor Fischer, Keren Maimon, Ron Sade, Alyazi Saeed Almheiri and Tariq Salem Alsaman Alnuaimi, as new directors. Alberto Libanori continued to serve as the Company’s director until December 2025, and Daniel McClory continued to serve as the Chairman of the Board until January 2026. In December 2025, the Company welcomed Erez Simha as a director and as a Chairman of the Company’s Audit Committee. Subsequently, in April 2026, Dr. Arthur Laffer and Viktor Fischer resigned from the Board of Directors. On April 24, 2026, Marco Santori was terminated as the Chief Executive Officer and director of the Company. On April 29, 2026, Ron Sade was appointed as the Company’s Chief Executive Officer, effective as of May 1, 2026.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire, deploy, and effectively manage digital assets, including SOL, within our treasury strategy;

●	our ability to manage risks related to custody, cybersecurity, and third-party service providers;

●	the market price, volatility, and liquidity of SOL and any other digital assets held in our treasury;

●	our ability to generate yield on digital assets through staking and other treasury activities;

●	our ability to access liquidity or monetize digital asset holdings when needed;

●	regulatory developments affecting digital assets, staking, and related financial activities;

●	general market conditions in the digital asset industry, including investor sentiment and capital flows;

●	competition from other digital asset treasury companies, funds, and investment vehicles;

●	our ability to manage and unwind certain legacy sports operations; and

●	broader macroeconomic conditions, including interest rates, inflation, and global financial market stability.

Emerging Growth Company

Upon completion of the IPO transaction in 2023 and following the filing our 2024 annual report, we qualified and continue to qualify as an “emerging growth company” under the JOBS Act and relied on reduced disclosure requirements, including delayed adoption of new accounting standards. As a result, our financial statements may not be comparable to those of other public companies. We will retain this status until the earliest of: (i) reaching $1.235 billion in annual revenue, (ii) the fifth anniversary of the IPO, (iii) issuing over $1.0 billion in non-convertible debt within three years, or (iv) becoming a large accelerated filer. At that time, these exemptions will no longer apply.

Results of Operations

The following sets forth a summary of the Company’s consolidated results of operations for the years ended December 31, 2025, and December 31, 2024. The discussion of the Company’s results of operations for the year ended December 31, 2023, is presented in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 15, 2025, and is incorporated herein by reference.

The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations during the years ended December 31, 2025 and 2024.

	Years Ended December 31,
	2025		2024
		% of		% of
	€	Revenue	€	Revenue
Continuing Operations
Revenue	4,484	100%	1,193	100%
Operating expenses
Equity based compensation	269,125	6,003%	961	81%
General and administrative	37,871	845%	4,473	375%
Impairment of non-financial assets	81,999	1,829%	-	-%
Total operating expenses	388,995	8,676%	5,434	456%

Operating loss from continuing operations	(384,511)	(8,576)%	(4,241)	(356)%

Other income (expense):
Interest income (expense)	(229)	(5)%	(8)	(1)%
Other income	6,297	140%	412	35%
Total other income	6,068	135%	404	34%

Loss before income taxes from continuing operations	(378,443)	(8,441)%	(3,837)	(322)%
Income tax benefit (provision)	1,109	(25)%	-	-%
Net loss from continuing operations	(377,334)	(8,465)%	(3,837)	(322)%

Loss from discontinued operations, net of tax	(711)	(16)%	(1,212)	(102)%

Net loss	(378,045)	(8,481)%	(5,049)	(423)%

Revenue

In 2025, we transitioned our business model into digital assets treasury business, while continuing managing our legacy sports portfolio. On December 1, 2025, we assumed 100% equity interest in Juve Stabia, 48% of which was assigned to us by the judicial administrators in Napoli, Italy, and recorded a full consolidation of Juve Stabia’ club activities as of December 31, 2025. The principal activities of our Company for the year ended December 31, 2025, were staking revenues from our digital asset treasury business and advertising, sponsorships and other sport club operations. The principal activities of our Company for the year ended December 31, 2024 were advertising, sponsorships and other sport club operations. Revenue for the years ended December 31, 2025 and 2024 was €4,484 and €1,193, respectively, representing an increase of €3,291 or 276%. The increase was primarily attributed to an increase in the revenues from our legacy sports business operations. As discussed above, the Company obtained full ownership of Juve Stabia’s sports club on December 1, 2025. The Company has included the club’s results of operations in the consolidated financial statements for the period from June 20, 2025, the date Juve Stabia became a consolidated entity, through December 31, 2025, which included approximately €2.6 million of total revenues for the year ended December 31, 2025. In the comparative period ended December 31, 2024, the Company did not hold a controlling interest in Juve Stabia and, accordingly, its results were not consolidated. Included in the total were new revenues generated from our digital assets business, which primarily consisted of €1,535 of staking revenue received from October 2025 to December 2025.

Segment Reporting

Basis of Segmentation

Following the closing of the PIPE transaction in September 2025 and the adoption of the Company’s new business strategy, the Company reconsidered its the segment assessment that was used in the financial years ended 2024 and 2023. Post the PIPE transaction, the Company evaluates periodic operating and financial performance at the portfolio level rather than at the individual business unit level. The Company has therefore identified the following reportable segments:

●

Legacy Sports Portfolio, primarily comprising its sport clubs and related administrative entities such as North Macedonia FKAP, and Brera Milano; The Legacy Sports Portfolio generates revenue from competition prizes, sponsorship arrangements, player transfers, and sports-related advisory and consulting services. The segment’s expenses primarily include costs directly associated with revenue-generating activities, as well as merchandise operations and advertising and marketing initiatives; and

●	Digital Asset Treasury Portfolio, primarily generates revenue from digital assets business, including SOL staking and other activities as the Company pivots its operations in that area. The Company’s expenses in that segment primarily consist of costs related to the acquisition of SOLs, impairment charges on SOL-based digital assets, compensation expenses, including directors’, consultants’ and strategic advisors’ fees.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the year ended December 31, 2025 and 2024 the Company’s revenue, expenses, net segment profit or loss came from the following segments:

	December 31, 2025			December 31, 2024*
Segment Revenue	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated
Revenues	€1,535	€2,949	€4,484	€-	€1,193	€1,193
Equity based compensation	266,967	2,158	269,125	-	961	961
General and administrative	19,939	17,932	37,871	-	4,473	4,473
Impairment of non-financial assets	66,052	15,947	81,999	-	-	-
Operating loss	€(351,423)	€(33,088)	€(384,511)	€-	€(4,241)	€(4,241)
Interest income (expense	-	(229)	(229)	-	(8)	(8)
Other income (expense)	(938)	7,235	6,297	-	412	412
Net loss	€(352,361)	€(26,082)	€(378,443)	€-	€(3,837)	€(3,837)

*	Segment disclosures for the year ended December 31, 2024 have been restated as a result of the change of the Company’s segment structure during 2025.

Equity based compensation

Equity-based compensation for the year ended December 31, 2025, amounted to €269,125 compared with €961 for the prior year, or an increase of €268,164, or 27,902%. This significant increase primarily reflects the additional compensation expenses recorded from the equity warrants issued with respect to a new advisory agreement entered with the Strategic Advisors to support the Company’s funding provided by the PIPE investors and led by the Strategic Advisors as well as ongoing strategic initiatives of the Company. After the PIPE transaction, all Strategic Advisors joined the Board of Directors of the Company (Mr. Guy Hisch joined the Board of Directors on May 8, 2026). A detailed breakdown of these expenses by the nature of expense is further detailed in Note 5 — Equity-based compensation, as well as Note 14, Share-based compensation and Note 16, Transactions with Related Parties, to the consolidated financial statements.

General and Administrative Expenses

General and administrative expenses consisted of professional and consultancy fees, director remuneration, payments made to employees and consultants and legacy sports operating expenses such as players compensation, benefits and travel expenses, players management expenses, sports training facilities rental, and other sports related expenses. General and administrative expenses for the years ended December 31, 2025 and 2024 amount to €37,871 and €4,473, respectively, an increase of €33,398 or 747%.

The increase in these expenses is attributed to implementation of the Company’s strategic initiatives, including additional equity registration statement (the ATM transaction described earlier) and anticipated acquisition transactions, which were subsequently reconsidered, as well as due to an increase in certain sports business activities. Legal, consulting, and advisory expenses amounted to €3,823 for the year ended December 31, 2025 as compared to €883, for the year ended December 31, 2024. An increase in these expenses of €2,940, or 333%, was primarily related to the Company’s strategic initiative as discussed earlier. In addition, increase in the general and administrative expenses for the year ended December 31, 2025 was due to a higher provision for bad debts and other financial asset impairment amounting to €15,966 which includes an impairment provision of €14,426 related to a prepayment made for the digital assets purchase transaction, which settled after December 31, 2025 as well as an impairment provision on Juve Stabia’s acquired receivables and other assets amounting to €938. No impairment for these or similar assets was recorded in the year ended December 31, 2024.

An increase in certain sports business activities was primarily attributable to the Company obtaining a controlling interest in one of its sports clubs, Juve Stabia, on June 20, 2025, at which point consolidation commenced. The Company subsequently assumed the remaining ownership interest on December 1, 2025, resulting in full ownership as of December 31, 2025. Accordingly, in the year ended December 31, 2025, Company reported the club’s period results from June 20, 2025 through December 31, 2025 of operations, including €11,594 of general and administrative expenses, versus nil in Juve Stabia’s general and administrative expenses reported in the year ended December 31, 2024, during which the Company did not own the controlling interest in Juve Stabia.

A detailed breakdown of these expenses by the nature of expenses is further detailed in Note 6 — General and Administrative expenses, to the consolidated financial statements.

Impairment of non-financial assets

Total impairment provision expenses recognized for non-financial assets for the year ended December 31, 2025, amounted to €81,999. No impairment expense was recognized during the year ended December 31, 2024. The detailed composition of these charges and the description of the measurement methods are summarized in Note 7 - Impairment of Non-Financial Assets, to the consolidated financial statements. The increase in the impairment provision expenses primarily reflects the non-recurring non-cash charge for goodwill write off in the Company’s sports business segment and the reduction in carrying values of certain intangible and other assets related to sports business segment following the updated recoverability analyses made by the management.

Operating Loss

Operating loss for the years ended December 31, 2025 and 2024 was €384,511 and €4,241, respectively, an increase of €380,269, or 8,966%. The increase in operating loss results from the factors described under the revenue, operating expenses sections above.

Other income (expenses)

Other income (expense), net, for the year ended December 31, 2025 was €6,297, primarily attributable to donations and sponsorship payments in the legacy sports business, capital gains on disposal of intangible assets related to the players registration; multi-year broadcasting rights, and remeasurement gains recognized upon Juve Stabia’s step acquisition. The increase in the year ended December 31, 2025 as compared to €412 for the year ended December 31, 2024 is primarily due to the absence of Juve Stabia’s results in the prior year, as the Company did not have a controlling interest in Juve Stabia during 2024.

Income Tax Benefit

Provision for income tax expenses for the year ended December 31, 2025 resulted in a tax benefit of €1,109, compared to no provision for the year ended December 31, 2024. The increase was primarily attributable to local tax benefits recognized by Juve Stabia following its consolidation in 2025. In the prior year, no provision was recorded as the Company and its subsidiaries generated losses resulting in no current tax liability.

Net Loss

Net loss for the years ended December 31, 2025 and 2024 was €378,045 and €5,049, respectively, an increase of €375,214 or 7,432%. The increase was the result of the various factors discussed above.

5.B. Liquidity and Capital Resources

Prior to the 2025 PIPE transaction our operations were primarily financed through sales of common shares in public offering transactions and loans from affiliated companies. The closing of a PIPE transaction in September 2025 provided the Company with $270.8 million in net proceeds, which were delivered in cash, digital assets and shares in a private crypto-related company. In the 2024 annual report, the Company had substantial doubt about its ability to continue as a going concern due to the recurring losses and negative operating cash flows. With the successful completion of the 2025 PIPE transaction, through our improved cash position and significant holdings of liquid SOL assets as of December 31, 2025, we believe that substantial doubt about our ability to continue as a going concern has been alleviated for at least the next twelve months from the date of filing of this form.

As of December 31, 2025 and 2024, we had cash and cash equivalents of €16,199 and €1,522, respectively. As of May 10, 2026, we had cash and cash equivalents of approximately €4.7 million.  To date, we have financed our operations primarily through revenue generated from operations and proceeds from the PIPE transaction described above as well as other smaller share issuances executed prior to the PIPE transaction.

As of December 31, 2025 and 2024, we held cash balances in a non traditional bank, Wise Europe SA, amounting to €9,899 and €1,454, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

As of December 31, 2025, we also held cash balances in a US commercial bank Axos Bank, amounting to amounting to €4,805. Up to $250,000 held on these accounts are insured by the US Federal Depositary Insurance Company. local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Axos Bank safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low risk liquid assets, as required by its US Federal regulatory obligations.

As of December 31, 2025 and May 10, 2026 we hold digital assets (primarily SOL) that are subject to market volatility and may also be subject to staking, custody, lock-up, or other restrictions. As a result, such holdings may not be readily available for immediate monetization, and we do not currently rely on them as a principal source of liquidity or operating funds. To the extent needed, we may consider monetizing certain digital assets to provide funding for our operations and other liquidity requirements.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Summary of Cash Flow

The following table sets forth a summary of the Company’s consolidated cash flows for the years ended December 31, 2025 and 2024. The discussion of the Company’s cash flows for the year ended December 31, 2023, is presented in Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2024, filed with the SEC on May 28, 2025, and is incorporated herein by reference. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	Years Ended December 31,
	2025	2024
Statements of Operations Data	€	€
Net cash used in operating activities from continuing operations	(9,999)	(3,027)
Net cash used in investing activities from continuing operations	(209,081)	(87)
Net cash provided by financing activities from continuing operations	231,697	2,817
Net increase (decrease) in cash	12,370	(633)
Cash, beginning of period	1,522	2,177
Cash paid for acquisitions less cash acquired	-	-
Effect of foreign exchange rate changes	2,307	(22)
Cash, end of period	16,199	1,522

To date the Company has financed its operations primarily through revenue generated from operations, loans and sale of equity.

Net cash used in operating activities for the years ended December 31, 2025 and 2024, respectively, are comprised of the following:

	Years Ended December 31,
	2025	2024	Change

Net loss from continuing operations	€(378,045)	€(3,837)	€(377,208)
Non-cash portion of net loss	364,224	1,001	363,223
Working capital items	3,111	(191)	3,302
Total	€(10,710)	€(3,027)	€(7,683)

The change in our net loss is described above under Results of Operations. The change in the non cash portion of the net loss is principally due to the amounts of equity-based compensation of €264,617 for the year ended December 31, 2025 versus €961 for the year ended December 31, 2024, which was the result of share awards issued in the year ended December 31, 2024. In addition, there was an increase in depreciation and amortization of €1,176 for the year ended December 31, 2025 as it included a full year of our two major subsidiaries activities versus a partial year for the year ended December 31, 2024.

The increase in changes of working capital items between the year ended December 31, 2025 and 2024 of €3,302 was the result of increase in changes in accounts receivable €3,189, prepaid expenses and other current assets €726, accounts payable €12,612, contract liabilities and deferred revenue €1,076, and accrued and other current liabilities €4,679.

Net cash (used in) provided by investing activities was €(209,081) and (€87) for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities for the year ended December 31, 2025 was primarily for the acquisition of digital assets, which amounted to €202,469 while the net cash used in investing activities for the year ended December 31, 2024 was mainly for the purchase of property, plant and equipment used in the sports business.

Net cash provided by financing activities was €231,697 and €2,817 for the years ended December 31, 2025 and 2024, respectively. The net cash provided by financing activities was the result of the shares sold for cash as the PIPE transaction was closed in September 2025, and we sold 66.7 million of shares for net proceeds of US$ 271 million, with the majority of these proceeds coming in cash. In December 2024, we sold 545,000 Series A Preferred Shares for net proceeds of €294.

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

●	Reverse recapitalization – The 2023 acquisition of Brera Milano was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the acquisition.

●	Prior to the acquisition of Brera Milano, the Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

●	Provision for doubtful accounts – See Notes 2 and 11. Significant assumptions for measurement used by management in estimating the expected credit loss include weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, and future general economic conditions.

●	Share-based compensation – See Notes 2 and 18. Management uses significant assumptions to measure the fair value of options and warrants, including the use of the Black-Scholes pricing model. The Black-Scholes model has its own set of assumptions including volatility of the underlying shares.

●	Leases – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies in determining the value of its right-of-use assets.

●	Intangible assets – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies.

●	Digital Assets - The Company holds cryptocurrencies that are measured at fair value. Management applies judgment in determining the appropriate valuation techniques and inputs used to measure these assets, including the availability and reliability of quoted prices or other observable market data. Where quoted prices in active markets are not available, the Company may use valuation techniques that incorporate observable and unobservable inputs, which require significant judgment. These judgments affect the classification of the measurements within the fair value hierarchy, including whether such measurements are categorized as Level 2 or Level 3. Changes in the valuation techniques or significant inputs used could result in material changes to the amounts recognized in the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this Annual Report. Marco Santori, who served as our Chief Executive Officer and a member of our board of directors from September 2025 to April 2026, is not listed in the following table since he did not serve as a director or executive officer as of the date of this Annual Report. Effective as of May 1, 2026, the Board of Directors appointed Ron Sade as Chief Executive Officer of the Company.

NAME	AGE	POSITION
Ron Sade	50	Chief Executive Officer and Director
Asel Mukhamejarova	52	Chief Financial Officer
Justin Bowes	43	Chief Legal Officer
Alyazi Saeed Ahmad Alkhattal Almheiri	37	Director
Erez Simha	63	Director
Tariq Salem Ebraheem Alsaman Alnuaimi	41	Director
Keren Maimon	32	Director

Ron Sade has served as a member of our board of directors since September 2025. Mr. Sade is a General Partner at Brilliance Ventures, a position he has held since July 2018. Mr. Sade is also a General Partner at Brilliance 3.0, a blockchain and Web 3.0 focused investment firm, a General Partner at WWVentures, an early-stage crypto investment fund, a Managing Partner at Tel Aviv Capital, a boutique investment firm, and an advisor at Pulsar Group. Mr. Sade is an investor in startups, decentralized infrastructures, and deep technologies, and a board member in various private technology companies. Mr. Sade has also served as a Strategy Advisor to Jelurida, a Swiss blockchain platform company, since August 2017. Previously, Mr. Sade founded and served as Chief Executive Officer of teenK Youth Marketing Solutions, an Israel-based advertising and marketing company, from September 2005 to January 2011. Mr. Sade has over 20 years of company management and CEO experience.

Asel Mukhamejarova has served as our Chief Financial Officer since January 2026. Ms. Mukhamejarova holds an MBA in Finance and Management Information Systems from Binghamton University School of Management and a bachelor’s degree in international economics from the Kazakh State Economic University. Prior to joining the Company, Ms. Mukhamejarova served in various financial roles at Chia Network from 2021 to 2025, most recently as Vice President of Finance. Previously, she served as Head of Technical Accounting, Financial and Regulatory Reporting and Co-Chief Accounting Officer at Blockchain.com from 2019 to 2021.

Justin Bowes has served as our Chief Legal Officer since November 2025. Mr. Bowes holds a J.D. from the University of Notre Dame Law School and a B.A. in economics from the University of Texas at Austin. Prior to joining the Company, Mr. Bowes served in various legal roles at Commerce.com, Inc. (NASDAQ: CMRC) from 2019 to 2025, most recently as Vice President, Legal. Previously, he served as Head of Legal at Blockchain.com, Inc. from 2018 to 2019, and as an associate at international law firm DLA Piper from 2010 to 2018.

Alyazi Saeed Ahmad Alkhattal Almheiri has served as a member of our board of directors since September 2025. Ms. Almheiri is the co-founder and Chief Executive Officer of Pulsar Group, a global crypto trading firm (“Pulsar Group”), a position she has held since 2023. Pulsar Group was founded as a strategic vehicle to support the adoption of emerging technologies and web3. She has over 14 years of experience within the Abu Dhabi government, with a focus on energy, security, and public policy.

Erez Simha has served as a member of our board of directors since December 2025 and brings over 20 years of experience and a proven track record of scaling high-tech disruptive companies in multiple industries, including food-tech, blockchain, 3D printing, and digital assets. Mr. Simha currently serves as the Chief Financial Officer of Artlist, an AI creative technology company, is a director and the audit committee chair of Solmate (Nasdaq: SLMT) and Fold Holdings, Inc. (Nasdaq: FLD) and is a board member and treasurer of The Village LTD, a 501(c) nonprofit corporation. From 2024 through 2025, he was the Chief Financial Officer and senior financial advisor to Papaya Global, a payment processing workforce solution private company. From 2022 through 2023, Mr. Simha served as the Chief Financial Officer at Genius Group (NYSE: GNS). From 2020 through 2022, Mr. Simha served as a director and President and Chief Financial Officer at Apifiny Group (NASDAQ: MFH). From 2019 through 2020, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at Kangaroo (Roo Inc.). From 2017 through 2019, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at Eat-Just a Food-Tech company. From 2011 through 2017, Mr. Simha served as Chief Financial Officer and Chief Operating Officer at STRATASYS LTD (NASDAQ: SSYS). From 2004 through 2011, Mr. Simha served in various capacities, including Vice President of Customer Support, Finance and Operations, Orbotech Pacific Vice President of Finance and Operations, Corporate Vice President of Finance and Chief Financial Officer, at Orbotech LTD. (NASDAQ: ORBK). Mr. Simha holds a Bachelor’s Degree in Economics and Accounting and a Master’s Degree in Business Administration and Finance from Tel Aviv University. He is a Certified Public Accountant.

Tariq Salem Ebraheem Alsaman Alnuaimi has served as a member of our board of directors since September 2025. Mr. Alnuaimi is a serial entrepreneur and technology investor with over 15 years of experience in startups, innovation, and strategic investments across the Middle East. Since 2010, he has been actively involved in backing and supporting emerging technology companies and entrepreneurial ventures, with a strong focus on innovation-driven businesses. He is one of the founding members of the Emirates Angels Investors Association, a leading UAE-based network focused on supporting early-stage startups and strengthening the regional investment ecosystem. Through his involvement, he has contributed to connecting entrepreneurs, investors, and industry leaders while helping accelerate startup growth and innovation in the region. Mr. Alnuaimi brings extensive knowledge in technology, venture investments, and entrepreneurship, with broad experience across startup ecosystems, strategic partnerships, and business development.

Keren Maimon has served as a member of our board of directors since September 2025 and brings extensive experience in venture capital, technology investments, digital innovation, and growth-stage technology companies. Ms. Maimon has been actively involved in identifying, supporting, and investing in emerging technology ventures, with a particular focus on innovation-driven businesses and the evolving digital asset ecosystem. Ms. Maimon served as Managing Partner at Brilliance Ventures, an Israel-based venture capital fund focused on investing in Israeli growth-stage technology companies. In parallel, Ms. Maimon served as Managing Partner at Tel Aviv Capital (TLVC), an Israel-based smart technology investment and M&A boutique. In addition, Ms. Maimon has invested as an angel investor in startups and web3 companies across multiple sectors and has served on the boards of several technology and innovation-focused companies. Throughout her career, Ms. Maimon has built extensive experience across venture investments, strategic partnerships, technology innovation, entrepreneurship, and corporate growth initiatives.

Ms. Almheiri and Mr. Alnuaimi are married to each other. No other family relationships exist between any of our directors and executive officers.

Ms. Almheiri, the co-founder and Chief Executive Officer of Pulsar Group, and Mr. Sade, an advisor at Pulsar Group, each serve as members of our board of directors. Each of Ms. Maimon and Mr. Alnuaimi are also affiliated with Pulsar Group. Pulsar Group has a consulting agreement with the Company. Other than the foregoing, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the above persons was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Irish law.

All amounts reported in the table below and the paragraph directly below it reflect the cost to the Company, in dollars (in thousands), for the year ended December 31, 2025.

	Salary or Fees Earned or Paid in Cash ($)	Option Awards ($)	Class B Ordinary Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding Options and RSUs as of December 31, 2025 (Class B Ordinary Shares)
All directors and executive officers as a group	2,159	–	3,372	537	6,068	225,000

We recorded an aggregate of $2,696 in total cash compensation to our directors and executive officers as a group for the year ended December 31, 2025. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. In connection with our initial public offering, we adopted an equity incentive plan, see “-Equity Incentive Plan” below.

Equity Incentive Plan

On October 26, 2022, our board of directors approved the Brera Holdings Limited 2022 Equity Incentive Plan, which was subsequently amended to increase the authorized shares issuable thereunder on April 9, 2025 and again on September 16, 2025 (as so amended, the “2022 Plan”).

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan was initially 2,000,000 shares, which was increased to 4,000,000 shares pursuant to an amendment to the 2022 Plan adopted on April 9, 2025, and further increased to 9,000,000 shares pursuant to an amendment to the 2022 Plan adopted on September 16, 2025.  Cancelled and surrendered share options and share awards may again become available for grant under the 2022 Plan. As of the date of this Annual Report, 1,188,037 shares remain available for issuance under the 2022 Plan. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

The following summary briefly describes the principal features of the 2022 Plan and is qualified in its entirety by reference to the full text of the 2022 Plan, which is attached as an exhibit to this Annual Report.

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

Share appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2022 Plan, holders of SARs may receive this payment - the appreciation value - either in cash or Class B Ordinary Shares valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are awards of a right to receive our Class B Ordinary Shares on a future date. Restricted Share Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted shares can take the form of awards of restricted shares, which represent issued and outstanding shares of our Class B Ordinary Shares subject to vesting criteria, or restricted share units, which represent the right to receive shares of our Class B Ordinary Shares subject to satisfaction of the vesting criteria. Restricted shares are surrenderable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

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

Administration of the 2022 Plan: The 2022 Plan is currently administered by our board of directors. All questions of interpretation of the 2022 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2022 Plan or of any award shall be determined by the Board, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2022 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors in the exercise of its discretion pursuant to the 2022 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2022 Plan are those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2022 Plan: The maximum aggregate number of Class B Ordinary Shares that may be issued under the 2022 Plan is 9,000,000 shares and shall consist of authorized but unissued or reacquired Class B Ordinary Shares or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as share splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, or share dividend. Shares subject to an award under the 2022 Plan for which the award is canceled, forfeited, surrendered, or expires again become available for grants under the 2022 Plan.

Share Options and Share Appreciation Rights:

General. Share options and SARs shall be evidenced by award agreements specifying the number of Class B Ordinary Shares covered thereby, in such form as the board of directors shall from time to time establish. Each Share option grant will identify the option as an ISO or Non-qualified Share Option. Subject to the provisions of the 2022 Plan, the administrator has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each share option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the share option or SAR shall be not less than the fair market value of a Class B Ordinary Share on the effective date of grant of the share option or SAR. Notwithstanding the foregoing, a share option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such share option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

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

Incentive Share Options. Share options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own ordinary shares, including Class B Ordinary Shares subject to outstanding awards held by him or her under the 2022 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of ordinary shares of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such Class B Ordinary Shares shall not be treated as issued under an ISO notwithstanding any designation otherwise.

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

Restricted Share Units: RSU Awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares issuable under each RSU Award shall be established by the board of directors in its discretion. Except as may be required by applicable law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving an RSU Award. Shares issued pursuant to any RSU Award may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or Performance Criteria (as described below), as shall be established by the board of directors and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2022 Plan, Performance Criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after- tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or Performance Criteria. Any Performance Criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

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

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as share splits, share dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards and/or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board of directors also has the authority to alter or amend the 2022 Plan or any outstanding award or may terminate the 2022 Plan as to further grants, provided that no amendment will, without the approval of our shareholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2022 Plan, change the persons eligible for awards under the 2022 Plan, extend the time within which awards may be made, or amend the provisions of the 2022 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2022 Plan can be made without the consent of the holder of such award.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as described in more detail under the section titled “–Differences between Irish Laws and Nasdaq Requirements” below, in accordance with Irish law and practice and subject to the exemption set forth in Rule 5615(a)(3) of Nasdaq’s listing rules, as a foreign private issuer, we have elected to rely on home country governance requirements in lieu of such requirement. As such, our board of directors does not consist of a majority of independent directors as permitted by such rules.

Our board of directors currently consists of five (5) directors, Alyazi Almheiri, Tariq Alnuaimi, Keren Maimon, Ron Sade, and Erez Simha, one (1) of whom, Erez Simha, is independent within the meaning of Nasdaq’s listing rules. Each director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal.

Pursuant to a Side Letter Agreement, dated as of October 8, 2025, between the Solana Foundation and the Company, the Solana Foundation has the right to designate (i) if the board of directors consists of seven or more directors, two nominees for appointment to the board of directors, or (ii) if the board of directors consists of fewer than seven directors, one nominee for appointment to the board of directors (provided that each such nominee is consented to in advance by the Company, with such consent not to be unreasonably withheld, conditioned or delayed), until the later of (a) the expiration of the term of the Side Letter Agreement and (b) October 8, 2030, in each case subject to applicable laws and stock exchange rules and regulations.

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

Board Committee

We have a standing audit committee of our board of directors. We adopted a charter for the audit committee. The audit committee’s members and functions are described below.

Audit Committee

Rule 5605(c)(2)(A) of the Nasdaq listing rules generally requires an audit committee to be composed of at least three members. However, as described in more detail under the section titled “–Differences between Irish Laws and Nasdaq Requirements” below, in accordance with Irish law and practice and subject to the exemption set forth in Rule 5615(a)(3) of Nasdaq’s listing rules, as a foreign private issuer, we have elected to rely on home country governance requirements in lieu of such requirement. As such, our audit committee does not consist of at least three members as permitted by such rules. Our audit committee consists of Erez Simha, who satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s listing rules. Mr. Simha serves as chair of the audit committee. Our board has determined that Mr. Simha qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing and approving related party transactions; (viii) reviewing hedging transactions; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Duties of Directors

Under Irish law, our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the statutory and common law fiduciary duties of acting in good faith in the interests of the company and exercising due care, skill and diligence. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on business while insolvent, without due regard to the interests of creditors). For public limited companies, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a fiduciary duty to avoid conflicts of interest. Irish law and our constitution provide that: (i) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (ii) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (iii) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. Directors with a personal interest in a contract or proposed contract with the Company are required to declare the nature of their interest at a board meeting, and the Company must maintain a register of directors’ declared interests, which is available for shareholder inspection. Subject to the requirements of our constitution and the Irish Companies Act in respect of declaring any conflicts of interest, such a director may vote on any resolution of the board of directors in respect of such a contract, and such a contract will not be voidable solely as a result.

Terms of Directors and Officers

Our constitution provides for a minimum of two directors and a maximum of fourteen directors. Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by ordinary resolution. Our board of directors determines the number of directors subject to the above limitations.

Employment and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of these agreements provides for an initial salary and target bonuses.

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

We are permitted under the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

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

Differences between Irish Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our Class B Ordinary Shares on Nasdaq, we are required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Irish law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Irish law and practice and subject to the exemption set forth in Rule 5615(a)(3) of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Instead, the Company will comply with the applicable Irish law;

●	Rule 5250(b)(3) which sets forth the requirement to disclose third party director and nominee compensation. Instead, the Company will comply with the applicable Irish law;

●	Rule 5250(d) which sets forth the requirement to distribute annual and interim reports. For interim reporting, the Company may be permitted to comply solely with Irish law requirements, which are less rigorous than the rules that apply to domestic public companies;

●	Rule 5605(b)(1) which requires that our board of directors be comprised of a majority of independent directors. Instead, the Company will comply with the applicable Irish law. Alyazi Almheiri, Keren Maimon, Ron Sade and Tariq Alnuaimi serve as non-independent directors on our board of directors;

●	Rule 5605(d) which requires that we have a compensation committee. Instead, the Company will comply with the applicable Irish law.

●	Rule 5605(e) which requires independent director oversight of director nominations. Instead, the Company will comply with the applicable Irish law. and

●	Rule 5605(c)(2)(A) which requires an audit committee to be composed of at least three members. Instead, the Company will comply with the applicable Irish law. Our audit committee is currently composed of one member.

6.D. Employees

As of December 31, 2025, at Brera Holdings PLC we had no employees and 6 independent contractors, our wholly-owned subsidiary, Brera Milano, had no employees and two independent contractors, our former wholly-owned subsidiary, Juve Stabia, had 6 employees and 60 independent contractors (including players, coaches and support personnel), and our 90%-owned subsidiary, Brera Strumica FC, had 13 employees and 115 independent contractors. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of May 12, 2026 by:

●	each person who is known by us to beneficially own more than 5% of each class of our voting securities;

●	each of our current directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and other securities that are exercisable, exchangeable or convertible within 60 days after May 12, 2026. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or other exercisable, exchangeable or convertible security, but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of the shareholders in this table is a broker-dealer or is affiliated with a broker-dealer.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Class A Ordinary Shares	Percent of Class A Ordinary Shares (%)	Class B Ordinary Shares		Percent of Class B Ordinary Shares (%)	Total Voting Power(2) (%)
Ron Sade, Chief Executive Officer and Director	—	—	1,916,460	(3)	2.28%	2.28%
Asel Mukhamejarova, Chief Financial Officer	—	—	—		—	—
Justin Bowes, Chief Legal Officer	—	—	—		—	—
Alyazi Saeed Ahmad Alkhattal Almheiri, Director	—	—	1,745,348	(3)	2.08%	2.08%
Keren Maimon, Director	—	—	1,878,681	(3)	2.24%	2.24%
Tariq Salem Ebraheem Alsaman Alnuaimi, Director	—	—	3,474,078	(3)	4.14%	4.14%
Erez Simha, Director	—	—	—		—	—
All directors and executive officers as a group (7 persons)	—	—	9,014,567		10.74%	10.74%
RBCH Ltd.(4)	—	—	8,378,988	(5)	9.99%	9.99%
Anatole Investment Management Ltd(6)	—	—	5,555,555	(7)	6.62%	6.62%
Electric Capital Frontier Fund II, LP(8)	—	—	6,500,000	(9)	7.75%	7.75%
ARK Investment Management LLC(10)	—	—	9,089,648		10.84%	10.84%
Alyeska Investment Group, L.P.(11)	—	—	5,186,829	(12)	6.18%	6.18%
Qube Research & Technologies Ltd(13)	—	—	6,002,814		7.16%	7.16%

(1)	Based on no Class A Ordinary Shares and 83,874,383 Class B Ordinary Shares issued and outstanding as of May 12, 2026. To our knowledge, 74,040,208 of the Class B Ordinary Shares are held in the United States by 21 record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

(2)	Holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. A total of 83,874,383 ordinary shares representing total voting power of 83,874,383 votes were outstanding as of May 12, 2026.

(3)	Includes 16,667 Restricted Stock Units vested but not yet issued.

(4)	According to the Schedule 13D/A filed by RBCH Ltd. on April 7, 2026 on behalf of itself, Viktor Fischer and Jakub Havrlant. Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. The principal business address of RBCH Ltd., Viktor Fischer and Jakub Havrlant is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009.

(5)	Represents Class B ordinary shares held directly by RBCH Ltd. Does not include (i) 11,111,111 Class B ordinary shares underlying warrants (“Common Warrants”) that are currently exercisable or will become exercisable within 60 days of May 12, 2026 at an exercise price of $6.75 per share and (ii) pre-funded warrants to purchase 2,732,123 Class B ordinary shares, at an exercise price of $0.05 per Class B ordinary share (the “Pre-Funded Warrants” and, together with the Common Warrants, the “Warrants”), in each case held directly by RBCH Ltd., which, if exercised would represent 23.4% of the Percent of Class B Ordinary Shares and 23.4% of the Percent of Total Voting Power. The Common Warrants are subject to a beneficial ownership limitation that currently limits the number of Class B ordinary shares that RBCH Ltd. can beneficially own to no more than 19.99%.

(6)	According to the Schedule 13G filed by Anatole Investment Management Ltd on November 14, 2025 on behalf of itself, Anatole Holding Company and Xiaofan Yang. The principal business address of Anatole Investment Management Ltd, Anatole Holding Company and Xiaofan Yang is 17/F Southland Building, 48 Connaught Road, Central, Hong Kong.

(7)	Represents 5,555,555 Class B ordinary shares held by Anatole Investment Management Ltd. Does not include 5,555,555 Class B ordinary shares underlying Common Warrants that are currently exercisable or will become exercisable within 60 days of May 12, 2026 at an exercise price of $6.75 per share, held directly by Anatole Investment Management Ltd, which, if exercised would represent 12.42% of the Percent of Class B Ordinary Shares and 12.42% of the Percent of Total Voting Power. The securities are directly held by Anatole Partners Master Fund, L.P. and Anatole Partners Enhanced Master Fund, L.P., for which Anatole Investment Management Ltd serves as the investment manager. Anatole Holding Company is the sole shareholder of Anatole Investment Management Ltd, and Xiaofan Yang, through his direct and indirect ownership and/or investment control in Anatole Holding Company, may be deemed to be the beneficial owner of the reported shares.

(8)

According to the Schedule 13G filed by Electric Capital Partners, LLC on December 22, 2025 on behalf of itself, Electric Capital Frontier Fund II, LP, Electric Capital Frontier Fund GP II, LLC, Electric Capital Venture Fund III, LP and Electric Capital Venture Fund GP III, LLC. The principal business address of Electric Capital Partners, LLC, Electric Capital Frontier Fund II, LP, Electric Capital Frontier Fund GP II, LLC, Electric Capital Venture Fund III, LP and Electric Capital Venture Fund GP III, LLC is 855 El Camino Real, #13A-152, Palo Alto, California 94301.

(9)	Represents (i) 4,588,301 Class B ordinary shares held directly by Electric Capital Frontier Fund II, LP (“Frontier Fund II”) and (ii) 1,911,699 Class B ordinary shares held directly by Electric Capital Venture Fund III, LP (“Venture Fund III”). Does not include (i) 4,976,571 Class B ordinary shares underlying certain warrants held by Frontier Fund II and (ii) 2,073,470 Class B ordinary shares underlying certain warrants held by Venture Fund III. Electric Capital Partners, LLC (the “Investment Manager”), as investment manager to both Frontier Fund II and Venture Fund III, may be deemed to beneficially own an aggregate of 13,550,041 Class B ordinary shares, which includes 7,050,041 Class B ordinary shares underlying certain warrants held by Frontier Fund II and Venture Fund III, which, if exercised would represent 14.90% of the Percent of Class B Ordinary Shares and 14.90% of the Percent of Total Voting Power. The warrants are subject to a 9.99% beneficial ownership limitation.

(10)	According to the Schedule 13G/A filed by ARK Investment Management LLC on February 3, 2026 on behalf of itself and Catherine D. Wood. The principal business address of ARK Investment Management LLC and Catherine D. Wood is 200 Central Avenue, St. Petersburg, FL 33701.

(11)	According to the Schedule 13G filed by Alyeska Investment Group, L.P. on November 14, 2025 on behalf of itself, Alyeska Fund GP, LLC and Anand Parekh. The principal business address of Alyeska Investment Group, L.P., Alyeska Fund GP, LLC and Anand Parekh is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

(12)

Represents 5,186,829 Class B ordinary shares held directly by Alyeska Investment Group, L.P. (“Alyeska”). Does not include 5,186,829 Class B ordinary shares underlying warrants that are currently exercisable or will become exercisable within 60 days of May 12, 2026 at an exercise price of $6.75 per share, held directly by Alyeska which, if exercised would represent 12.37% of the Percent of Class B Ordinary Shares and 12.37% of the Percent of Total Voting Power. Alyeska Fund GP, LLC is the general partner of Alyeska, and Anand Parekh is the Chief Executive Officer of Alyeska Fund GP, LLC; each may be deemed to share beneficial ownership of such shares. The warrants are subject to a 9.99% beneficial ownership limitation.

(13)	According to the Schedule 13G/A filed by Qube Research & Technologies Ltd (“QRT”) on February 17, 2026 on behalf of itself and Pierre-Yves Morlat. The shares relate to Class B Ordinary Shares held for the accounts of QRT Master Fund SPC - Torus Fund SP and Qube Master Fund Ltd. (collectively, the “QRT Funds”). QRT serves as investment manager to each of the QRT Funds. Mr. Morlat is the Chief Executive Officer of QRT. The principal business address of QRT and Mr. Morlat is 9 Bressenden Place, London, SW1E 5BY, United Kingdom.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2025, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees-B. Compensation” and “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

Juve Stabia Acquisition

On January 10, 2025, we entered into a restated sale and purchase and investment agreement (the “Restated Agreement”) with XX Settembre relating to the acquisition of Juve Stabia, which amended the December 31, 2024 sale and purchase and investment agreement with XX Settembre (the “SPI Agreement”). Pursuant to the Restated Agreement, we agreed to acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of 51.73% of the Share Capital, resulting in us owning 21.74%, 34.61%, 38.46%, and 51.73% of Juve Stabia’s share capital as a result of each closing, respectively. As consideration for the Share Capital, the Company agreed to pay XX Settembre an aggregate purchase price of €3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, which were calculated using the exchange rate of $1.04 per €1.00. On December 31, 2024, we issued XX Settembre €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we issued XX Settembre €500,000 in Class B Ordinary Shares at a price per share of $0.65. At the third closing on January 31, 2025, we agreed to pay XX Settembre €500,000 in cash. At the final closing on March 31, 2025, we agreed to pay XX Settembre €500,000 in cash and issue €500,000 in Class B Ordinary Shares at a price per share equal to the VWAP of the Class B Ordinary Shares, calculated over the 15 trading days immediately preceding the second business day preceding the final closing. In addition, we agreed to increase the share capital of Juve Stabia by an aggregate amount of €4,500,000. On December 31, 2024, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. On January 10, 2025, we paid Juve Stabia €500,000 in cash and issued €1,000,000 in Class B Ordinary Shares at a price per share of $0.65. At the final closing on March 31, 2025, we agreed to pay Juve Stabia €1,500,000 in cash. Furthermore, the Restated Agreement provided for bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

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

On June 20, 2025, we entered into an amendment agreement and final closing memorandum (the “Closing Memorandum”) with XX Settembre Holding, which amended the SPI Agreement, as amended by the Restated Agreement and the Amendment Agreement.

Pursuant to the Closing Memorandum, among other things, (i) the final closing (the “Final Closing”) date was modified from March 31, 2025 to June 20, 2025, (ii) the final stake purchase price was modified from €1,000,000, of which €500,000 was to be paid in cash and €500,000 was to be paid in Class B Ordinary Shares, to €2,250,000, of which €1,250,000 was to be paid in cash and €1,000,000 was to be paid in Class B Ordinary Shares, (iii) the Company’s acquisition of the issued and outstanding Share Capital was modified from a total of 51.73% of the Share Capital to a total of 52% of the Share Capital, and (iv) the final share capital increase of Juve Stabia (the “Final Share Capital Increase”) was modified from €1,500,000, of which €3,000 to share capital and €1,497,000 to share premium, to €251,778, of which €1,000 to share capital and €250,778 to share premium. The Company paid the Final Share Capital Increase on June 13, 2025.

Furthermore, the Closing Memorandum removed the bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if the club accessed the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if the club was promoted to Serie A at the conclusion of the 2024-25 season.

As a result, at the Final Closing on June 20, 2025, the Company paid XX Settembre €1,250,000 in cash, issued 1,800,000 Class B Ordinary Shares to XX Settembre, and acquired additional Share Capital in Juve Stabia bringing the Company’s aggregate equity ownership to 52% of the Share Capital.

On April 17, 2026, the Company entered into the Deed of Transfer with the Buyer, pursuant to which the Company agreed to sell the entirety of its equity interest in Juve Stabia to Buyer. Pursuant to the terms of the Deed of Transfer, the Buyer agreed to purchase the Company’s equity interest in Juve Stabia for total consideration of €1.00 and the Buyer also agreed to assume all of Juve Stabia’s outstanding debts, obligations and other liabilities.

Bersani Executive Consulting Services Agreement

On June 5, 2025, the Company entered into an Executive Consulting Services Agreement with Pietro Bersani, the Company’s former Chief Executive Officer, through PCAB Management LLC (“PCAB”). Pursuant to the agreement, Mr. Bersani served as the Company’s Chief Executive Officer and Chief Financial Officer. The initial term was one year, automatically renewing for additional one-year periods unless either party provides 30 days’ prior written notice. Either party was able to terminate without cause upon 30 days’ written notice, or immediately upon a material breach not cured within 15 days. As compensation, the Company paid PCAB $400,000 per year, payable ratably on a monthly basis. Additionally, Mr. Bersani was granted 300,000 Class B Ordinary Shares under the 2022 Plan, vesting equally over three years on each anniversary of the grant, subject to continuous service. Mr. Bersani was also eligible for a performance bonus at the discretion of the Compensation Committee of the board of directors. The agreement included non-interference, confidentiality, and intellectual property assignment provisions. On September 3, 2025, Mr. Bersani gave written notice to the Company of his resignation from his positions with the Company as Chief Executive Officer and Chief Financial Officer, effective immediately.

Placement Agency Agreement

On June 17, 2025, the Company entered into a Placement Agency Agreement with Boustead Securities, LLC (“Boustead”), Sutter Securities, Inc. (“Sutter”), and D. Boral Capital LLC (“Boral”), pursuant to which Boustead, Sutter, and Boral served as exclusive co-placement agents for the Company’s registered direct offering of Class B Ordinary Shares at a price of $0.675 per share. Daniel J. McClory, a former director and the former Executive Chairman of the Company, is the Chief Executive Officer of the parent entity of Sutter. Sutter and Boustead share the same principal office address. As compensation, the placement agents received a placement fee equal to 7.0% of the aggregate gross proceeds from the sale of shares, a non-accountable expense allowance equal to 1.0% of aggregate gross proceeds, reimbursement of legal fees up to $25,000, and five-year warrants to purchase a number of Class B Ordinary Shares equal to 7.0% of the shares sold in the offering at an exercise price of $0.675 per share. Boral served as the qualified independent underwriter within the meaning of FINRA Rule 5121.

Strategic Advisor Agreement

On September 18, 2025 (the “Effective Date”), the Company entered into a Strategic Advisor Agreement (as amended on October 31, 2025, the “Strategic Advisor Agreement”) with certain strategic advisors (the “Strategic Advisors”), including Keren Maimon, Alyazi Saeed Ahmad Alkhattal Almheiri, Tariq Salem Ebraheem Alsaman Alnuaimi, and Ron Sade, each of whom is a member of the Company’s board of directors, pursuant to which the Strategic Advisors will provide the Company with strategic advice and guidance relating to the Company’s business, operations and growth initiatives, and industry trends in the crypto technology sector (the “Services”). The Strategic Advisor Agreement was entered into in connection with the Company’s private offering transaction (the “PIPE Offering”) and the related securities purchase agreements entered into in connection therewith (the “Securities Purchase Agreements”). In return for their Services, the Strategic Advisors receive the following from the Company:

(i) cash compensation equal to 1% per annum of the amount of the Company’s SOL Assets Under Management (“SOL AUM”) (as determined in accordance with the provisions of the Strategic Advisor Agreement) as of the anniversary date of the Effective Date of the applicable year, up to $1,000,000,000 of SOL AUM, and 0.5% per annum of the amount by which the Company’s SOL AUM as of the anniversary date of the Effective Date of the applicable year exceeds $1,000,000,000;

(ii) pre-funded warrants (the “Strategic Advisor Pre-Funded Warrants”) to purchase a number of Class B Ordinary Shares equal to 10.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements (the “Strategic Advisor Pre-Funded Warrant Shares”);

(iii) warrants (the “Strategic Advisor Common Warrants 1”) to purchase an amount of Class B Ordinary Shares equal to, in the aggregate, 50.0% of the aggregate number of Strategic Advisor Pre-Funded Warrant Shares; and

(iv) warrants (the “Strategic Advisor Common Warrants 2”, and together with the Strategic Advisor Pre-Funded Warrants and the Strategic Advisor Common Warrants 1, the “Strategic Advisor Warrants”) to purchase, in the aggregate, an amount of Class B Ordinary Shares equal to 9.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements.

The exercise price per share of the Strategic Advisor Pre-Funded Warrants was set at a price equal to $0.05. The exercise price per share of the Strategic Advisor Common Warrants 1 was set at a price equal to $6.75. Half of the Strategic Advisor Pre-Funded Warrants were exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. These Strategic Advisor Pre-Funded Warrants have been exercised in full. The remaining half of the Strategic Advisor Pre-Funded Warrants are exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. Half of the Strategic Advisor Common Warrants 1 are exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until the five (5) year anniversary of the issuance thereof. These Strategic Advisor Common Warrants 1 have been exercised in full. The remaining half of the Strategic Advisor Common Warrants 1 shall be exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until the five (5) year anniversary of the issuance thereof. The Strategic Advisor Common Warrants 2 are exercisable pursuant to the following performance based metrics: (i) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $6.75 per share; (ii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $9.00 per share; and (iii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $11.25 per share (each, a “Performance Metric”). Pursuant to Amendment No. 1 to the Strategic Advisor Agreement, dated October 31, 2025, the exercise price per share of the Strategic Advisor Common Warrants 2 referred to in clause (i) above shall be equal to the Performance Metric referred to in such clause; the exercise price per share of the Strategic Advisor Common Warrants 2 referred to in clause (ii) above shall be equal to the Performance Metric referred to in such clause; and the exercise price per share of the Strategic Advisor Common Warrants 2 referred to in clause (iii) above shall be equal to the Performance Metric referred to in such clause. The Strategic Advisor Common Warrants 2 each have a term of five years from the date of issuance thereof. All of the Strategic Advisor Common Warrants 2 have been exercised. The Company will also reimburse reasonable expenses reasonably and necessarily incurred by each of the Strategic Advisors in the course of providing the Services, including airfare, lodging and meals, subject to the Company’s receipt of documentation for such expenses reasonably satisfactory to the Company.

The Strategic Advisor Agreement has a term of ten (10) years; provided however, (i) the Company and any individual Strategic Advisor may terminate the Strategic Advisor Agreement upon mutual written consent executed by the Company and such Strategic Advisor, solely as it pertains to the engagement of such Strategic Advisor or (ii) the Company or any individual Strategic Advisor, solely with respect to itself, may terminate the Strategic Advisor Agreement at any time, effective immediately upon notice, if it has good cause for termination as set forth under the Strategic Advisor Agreement.

RockawayX Validator Agreement

On January 22, 2026, the Company entered into a Validator Services Agreement with RockawayX Infra Ltd. (“RockawayX”), a corporation established under the laws of the Cayman Islands (the “Validator Services Agreement”). Viktor Fischer, a former member of the Company’s board of directors, serves as an officer of RockawayX. Pursuant to the Validator Services Agreement, RockawayX operates and maintains a Solana validator within the United Arab Emirates to support the Company’s staking of SOL via non-custodial delegation. RockawayX built and operates the validator at its sole cost and expense, including all hardware, facilities, networking, electricity, software, monitoring, upgrades, and maintenance. The validator operates under the branding “Solmate powered by RockawayX.” The Company is entitled to 100% of staking rewards generated on its delegated SOL, and RockawayX is entitled to 100% of non-staking economics, including block rewards, MEV-related income, tips, priority fees, and bundle fees. During the term of the agreement, the validator’s protocol commission and Jito commission are each set at 0%. The Company may increase, decrease, or reallocate its delegation among RockawayX-operated validators at any time, subject to Solana protocol constraints, and RockawayX does not impose lockups or withdrawal fees on the Company’s delegations. Either party may terminate the agreement upon 30 days’ written notice if the other party materially breaches and fails to cure within 15 days. Each party’s aggregate liability is capped at $250,000, excluding confidentiality breaches, willful misconduct, or fraud.

McClory Consulting Agreement

On January 19, 2026, the Company entered into a consulting agreement with Daniel J. McClory, a former director and the former Executive Chairman of the Company (the “McClory Consulting Agreement”). Pursuant to the McClory Consulting Agreement, Mr. McClory provides strategic advice and consultation to the Company’s executive team on strategic and capital markets matters related to the Solmate business, excluding the legacy sports businesses, and serves as Chairman of the Company’s Capital Markets Advisory Board. The term of the McClory Consulting Agreement is two years from the effective date, subject to termination by either party upon 30 days’ prior written notice. As compensation, Mr. McClory is entitled to receive, subject to approval of the Company’s board of directors, a grant of restricted stock units with respect to a number of Class B Ordinary Shares equal to $200,000 divided by the average closing price per share on the five trading days preceding the date of the agreement, vesting in eight equal quarterly installments over the two-year term, subject to Mr. McClory’s continuous provision of services. The Company also reimburses Mr. McClory for reasonable business expenses approved in advance and in writing. In addition, Mr. McClory is entitled to a success fee equal to 5% of the aggregate consideration of any corporate opportunity introduced by Mr. McClory and ultimately consummated by the Company, relating to the Company’s digital assets and infrastructure business.

Pulsar Consulting Agreement

On February 9, 2026, the Company entered into an Advisory Services Agreement with Pulsar Group Ltd. (“Pulsar”), a company incorporated in the Abu Dhabi Global Market (as amended on February 13, 2026, the “Pulsar Advisory Services Agreement”). Alyazi Saeed Ahmad Alkhattal Almheiri, a member of the Company’s board of directors, is the co-founder and Chief Executive Officer of Pulsar. Ron Sade, also a member of the Company’s board of directors, is an advisor at Pulsar. Keren Maimon and Tariq Salem Alsaman Alnuaimi, also members of the Company’s board of directors, are also affiliated with Pulsar. Pursuant to the Pulsar Advisory Services Agreement, Pulsar provides consultancy and advisory services to support the Company’s blockchain and technology operations in the Gulf Cooperation Council region (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates). The services include, among other things, research and explanation of infrastructure market players and practices, regulatory and compliance advice for digital assets and financial institutions in the UAE, introductions to business partners and potential investors, access to Pulsar’s office in Abu Dhabi for Company personnel, assistance with securing and maintaining a local trade license, local media relations, and consultation on go-to-market strategies. The Company has granted Pulsar an exclusivity mandate to provide advisory services of the nature described in the agreement within the GCC territory during the term of the agreement. The initial term is two years from the effective date, subject to renewal for additional one-year periods. Either party may terminate without cause upon 30 days’ prior written notice, or immediately upon a material breach that is not cured within 30 days. The monthly service fee is $250,000, payable in arrears within ten days of the close of each calendar month (the “Monthly Fee”). Late payments accrue interest at a rate of 12% per month, or the maximum rate permitted by law, whichever is less. The Company also reimburses Pulsar for pre-approved expenses. Pulsar’s liability under the agreement is capped at the fees paid by the Company in the preceding six months. On April 24, 2026, the Company and Pulsar mutually agreed to suspend payment and accrual of the Monthly Fee until further notice, with all other terms of the Pulsar Advisory Services Agreement remaining in full force and effect.

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

Item 9. The Offer and Listing

9.A. Offer and Listing Details

Our Class B Ordinary Shares have traded on the Nasdaq Capital Market since January 27, 2023, initially under the symbol “BREA” until October 3, 2025, and since such date under the symbol “SLMT”.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing-A. Offer and Listing Details.”

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

10.D. Exchange Controls

Under Irish law, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls, that affect the remittance of dividends, interest, or other payments to non-resident holders of our ordinary shares, other than Irish dividend withholding tax where an applicable exemption does not apply. However:

●	The Irish Minister for Finance has power under the Financial Transfers Act 1992 to restrict financial transfers between Ireland and other countries by ministerial order.

●	It is an offence under Irish law to transfer funds, or to make funds or economic resources available, in contravention of applicable Irish, EU, or UN financial sanctions. EU regulations implementing UN Security Council resolutions and EU autonomous sanctions prohibit financial transfers involving designated persons and entities on the relevant consolidated lists.

Shareholders should ensure their dealings in our shares comply with all applicable sanctions laws and regulations.. See “Item 10. Additional Information-E. Taxation.”

10.E. Taxation

The following summary contains a description of material Irish and U.S. federal tax consequences of the acquisition, ownership and disposition of our Class B Ordinary Shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire, own or dispose of our Class B Ordinary Shares.

Irish Tax Considerations

The following is a summary of the material Irish tax consequences applicable to the acquisition, ownership and disposition of our Class B Ordinary Shares for certain beneficial holders. The summary is based upon Irish tax laws and the published practice of the Revenue Commissioners of Ireland in effect on the date of this Annual Report. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive, and holders of our Class B Ordinary Shares should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership, and disposal of our Class B Ordinary Shares. The summary applies only to shareholders who will own our Class B Ordinary Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired Class B Ordinary Shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland) or certain entities associated with our company.

Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

A disposal of our Class B Ordinary Shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such Class B Ordinary Shares are used in or for the purposes of a trade carried on by such shareholder in Ireland through an Irish branch or agency or are used or held or acquired for use by or for the purposes of such a branch or agency.

A holder of our Class B Ordinary Shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of our Class B Ordinary Shares during the period in which such individual is non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares in Irish incorporated companies generally is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the buyer or transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable. Irish stamp duty may, depending on the manner in which our Class B Ordinary Shares are held, be payable in respect of transfers of our Class B Ordinary Shares.

Shares held through DTC

The company has entered into arrangements with DTC to allow the Class B Ordinary Shares to be settled through the facilities of DTC.

A transfer of our Class B Ordinary Shares effected by means of the debit / credit of book entry interests representing our Class B Ordinary Shares through DTC will not be subject to Irish stamp duty.

Shares held outside of DTC or transferred into or out of DTC

A transfer of our Class B Ordinary Shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Holders of our Class B Ordinary Shares wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp duty charge on transfers of our Class B Ordinary Shares, any person who wishes to acquire our Class B Ordinary Shares of our company should consider acquiring such shares through DTC.

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

For DWT and income tax purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.

General Exemptions

The following is a general overview of the scenarios where it will be possible for us to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident holder of our Class B Ordinary Shares is not subject to DWT on distributions received from us if such shareholder is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (the current list of Relevant Territories for DWT purposes are: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Kenya, Korea, Kosovo, Kuwait, Latvia, Liechtenstein, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Oman, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zambia);

●	a company which is not resident for tax purposes in Ireland but is resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●

a company, which is not resident for tax purposes in Ireland, that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled, directly or indirectly, by persons who are not resident in a Relevant Territory;

●	a company, which is not resident for tax purposes in Ireland, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company, which is not resident for tax purposes in Ireland, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, we have received from the holder of our Class B Ordinary Shares, where required, the relevant Irish Revenue Commissioners DWT Form(s) prior to the payment of the distribution and such DWT Form(s) remain valid.

The company will be responsible for withholding any DWT required if the payee has not provided proper documentation that they are exempt from such DWT.

For non-Irish resident holders of our Class B Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

The holders of our Class B Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT (subject if required to certain administrative obligations being satisfied). If any holders of our Class B Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such shareholders may apply for refunds of such DWT from the Revenue Commissioners of Ireland.

Income Tax on Dividends Paid on our Class B Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder that is not resident or, in the case of individuals, ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on dividends or distributions received from us. An exception to this position may apply where such holder holds our Class B Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

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

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax-free threshold of €440,000 in respect of taxable gifts or inheritances received from their parents. The holders of our Class B Ordinary Shares should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

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

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that have purchased our ordinary shares and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between Ireland and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our ordinary shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, gains from the sale or exchange of property that gives rise to passive income, and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable taxable years because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, whether and to which extent our income and assets will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the treatment under the PFIC rules of Solana or other digital assets and transactions involving Solana or other digital assets. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear and we have not obtained any valuation of our assets (including the value of our goodwill, which may be determined by reference to the market price of our ordinary shares, which could fluctuate considerably). Accordingly, we can give no assurance that we will not be a PFIC under the income or asset test for any taxable year or. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.

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

Our ordinary shares are expected to be marketable stock as they are expected to remain listed on Nasdaq and be “regularly traded,” other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that the ordinary shares will be “regularly traded” for purposes of these rules. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our ordinary shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our ordinary shares. U.S. Holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

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

Distributions

Subject to the discussion above under “-Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the non-dividend portion of the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should generally expect all distributions to be reported to them as dividends. Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

As discussed above under “Dividend Policy”, we do not currently expect to make distributions on our ordinary shares. Subject to the discussion above under “-Passive Foreign Investment Company Consequences”, for so long as our ordinary shares are listed on Nasdaq or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. The amount of a dividend will include any amounts withheld by us in respect of Irish income taxes. The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars at a later date.

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

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “-Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Ireland for purposes of, and are eligible for the benefits of, the Treaty, although there can be no assurance in this regard. In addition, there can be no assurance that the ordinary shares will be considered “readily tradable” for purposes of these rules. Therefore, subject to the discussion above under “-Passive Foreign Investment Company Consequences”, if the Treaty is applicable, such dividends may be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “-Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “-Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 to acquire our ordinary shares are required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

Distributions on and proceeds from the exchange, sale or other dispositions of our ordinary shares may be reported to the IRS unless the holder establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Backup withholding is not an additional tax. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. information reporting and backup withholding rule

THE FOREGOING DISCUSSION IS A GENERAL SUMMARY AND IS NOT TAX ADVICE. ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company-C. Organizational Structure.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and concentration risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on financial performance. Risk management is carried out under the direction of the board of directors.

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as inflation and credit and concentration risks. This section provides information about our exposure to each of these risks, and our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout the consolidated financial statements.

Solana Price Volatility

We are exposed to Solana price volatility as we hold Solana as part of our operations. The value of Solana is subject to significant fluctuation, and the price at which we may ultimately dispose of our holdings for fiat currency may differ materially from the carrying value at the time of acquisition.

The price of Solana is affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, the regulatory environment, and global political and economic conditions. Our financial condition is sensitive to the current and future market price of Solana, and a sustained decline in its market price could negatively impact our financial position and results of operations. Solana has a limited trading history, and its fair value has historically been very volatile. The historical performance of Solana is not indicative of its future price performance. In addition, we may not be able to liquidate our Solana holdings at our desired price if required, or, in extreme market conditions, we may not be able to liquidate our Solana holdings at all.

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

The Company carries the majority of its funds in dollars. A 10% appreciation of the dollar against the euro, from the exchange rate of €0.8511 per $1.00 as of December 31, 2025 to a rate of €0.9362 per $1.00, will result in an increase of approximately €1,454 in our cash equivalent position. Conversely, a 10% depreciation of the dollar against the euro, from the exchange rate of €0.8511 per $1.00 as of December 31, 2025 to a rate of €0.7660 per $1.00, will result in a decrease of approximately €1,453 in our cash equivalent position.

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

The carrying amount of the cash represented the maximum credit exposure which amounted to €16,199 and €1,522 as of December 31, 2025 and 2024, respectively.

We had assessed no significant increase in credit risk from initial recognition based on the availability of funds, the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, we had assessed a zero-loss allowance on this cash balance as of December 31, 2025 and 2024, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., €100,000) are at risk. As of December 31, 2025 and 2024, the Company had approximately €16,099 and €1,422, respectively, in excess of insured limits.

Concentration Risk

Two customers accounted for over 10% of the Company’s total revenue for the year ended December 31, 2025. However, unlike other digital asset treasury companies that may invest in diversified digital assets, the Company’s investment strategy is predominantly concentrated in SOL. This concentration maximizes the degree of the Company’s exposure to a variety of market risks associated with SOL and the SOL trading market. By concentrating its investment strategy predominantly in SOL, any losses suffered as a result of a decrease in the value of individual SOL or disruption of the SOL trading markets generally, can be expected to reduce the value of the Company’s ordinary shares and will likely not be offset by other gains if the Company were to invest in underlying assets that were diversified.

No customer accounted for over 10% of the Company’s total revenue for the year ended December 31, 2024.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2025. Based on that evaluation, our management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2025, due to the following material weaknesses as of December 31, 2025 related to internal controls over financial reporting.

Equity transactions – a material weakness was identified in the Company’s internal control over financial reporting related to the accounting, review, authorization, and recording of equity transactions, including issuances of new equity instruments, warrant exercises and share conversions, and the execution of reverse stock splits. Specifically, the Company did not maintain effective controls designed to ensure the accurate calculation of shares issuable pursuant to equity agreements and corporate actions, the completeness and accuracy of information used in capitalization calculations, the appropriate review and approval of equity-related computations, and lack of the timely reconciliation and accounting of equity transactions in the Company’s financial records.

This control weakness resulted in errors in the Company’s issuance of shares in connection with certain equity transactions that were later identified and required the Company to seek the recovery and return of incorrectly issued shares from certain shareholders. These control deficiencies created a reasonable possibility that material misstatements to the Company’s financial statements, disclosures, share capitalization records, earnings per share calculations, and equity accounts may occur and not be prevented or detected on a timely basis.

The material weakness was attributable to, among other factors, lack of sufficient internal controls and segregation of duties related to complex equity instruments, inadequate review controls over capitalization table management and share calculations, insufficient coordination among finance, legal, transfer agent, and external advisors, and ineffective controls over the verification of post-transaction share balances.

The Company is in the process of implementing the remediation measures designed to address the material weakness, including: (i) establishing formal review and reconciliation controls over all equity issuances, conversions, and corporate actions; (ii) implementing enhanced capitalization table management procedures; (iii) strengthening documentation and approval requirements for equity-related transactions; and (iv) enhancing coordination and reconciliation procedures with the Company’s transfer agent and legal advisors.

The material weakness will not be considered remediated until the enhanced controls have been fully implemented, operated for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively.

Related parties’ transactions – a material weakness was identified in the Company’s internal control over financial reporting related to the identification, review, approval, and disclosure of related party transactions. Specifically, the Company did not maintain effective controls designed to ensure that related party transactions and potential conflicts of interest involving the Company’s directors, officers, significant shareholders, and affiliated entities were timely identified, benchmarked, evaluated with sufficient scrutiny for compliance in accordance with Company policies and applicable governance requirements, assessed for proper accounting treatment and disclosure, and monitored on an ongoing basis.

As a result of this material weakness, there may be a reasonable possibility that material misstatements in the Company’s financial statements and related disclosures concerning related party transactions may occur and not be prevented or detected on a timely basis. The material weakness was attributable in part to insufficient formalized procedures, inadequate segregation of duties, limited documentation supporting the review process for related party arrangements, and ineffective monitoring controls over transactions involving related parties and affiliated entities.

The Company is in the process of implementing a remediation plan that will include, among other measures: (i) enhancing related party transaction policies and approval procedures; (ii) establishing formal quarterly questionnaires and certifications for directors and executive officers; (iii) strengthening Audit Committee oversight of related party matters; (iv) implementing additional review controls over equity issuances, advisory agreements, and other transactions involving related parties; and (v) providing additional training regarding the SEC disclosure requirements and conflict-of-interest compliance obligations.

Our management concluded that the Company’s financial statement preparation and disclosure controls and procedures were not effective as of December 31, 2025, as we have also identified material weaknesses in our internal control over financial reporting as of December 31, 2025, relating to ineffective review and approval procedures over journal entries and financial statement preparation.

Our management concluded that the failure to timely identify such accounting errors constituted a material weakness as defined in the SEC regulations as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the Company’s internal control over financial reporting as of December 31, 2025 was not effective due to material weaknesses that were identified. Material weaknesses included a lack of sufficient internal controls over the review, authorization and approval of equity and related party transactions due to insufficient formalized policies and procedures related to the review, documentation and approval of these transactions.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

There were no significant changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Our management is in process of evaluating what adjustments and improvements are required to be implemented into our current internal controls to remediate the material weaknesses that were identified for equity issuances, warrant conversions, and other equity transactions as well as for related party transactions.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Erez Simha is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Simha is an “independent director” as defined by the rules and regulations of Nasdaq.

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at https://solmate.com/governance-documents/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C. Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2025 and 2024 by TAAD LLP, the Company’s principal accounting firm until September 2024, and Reliant CPA PC, the Company’s principal accounting firm since September 2024.

	For the year ended December 31,
	2025	2024
Audit Fees	$846,605	$220,740
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$846,605	$220,740

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended December 31, 2025 and 2024, also include the fees related to audit activities conducted under PCAOB standards.

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

TAAD’s audit report on the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023 contained an explanatory paragraph relating to going concern, but did not otherwise contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles.

During the fiscal year ended December 31, 2023, and the subsequent interim period through the date of the report on Form 6-K filed on September 27, 2024, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and TAAD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to such disagreements in its audit reports.

During the fiscal year ended December 31, 2023, and the subsequent interim period through the date of the report on Form 6-K filed on September 27, 2024, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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

During the fiscal year ended December 31, 2023, and subsequently during 2024 and through September 19, 2024, neither the Company (nor anyone on its behalf) consulted with Reliant regarding any of the matters described in paragraph (a)(2)(i) or paragraph (a)(2)(ii) of Item 304 of Regulation S-K.

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

We are currently following certain Irish corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5250(b)(3), which sets forth the requirement to disclose third party director and nominee compensation.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5250(d), which sets forth the requirement to distribute annual and interim reports.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5605(b)(1), which requires that our board of directors be comprised of a majority of independent directors. Alyazi Almheiri, Keren Maimon, Ron Sade and Tariq Alnuaimi serve as non-independent directors on our board of directors.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5605(d), which requires that we have a compensation committee.

●	We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5605(e), which requires independent director oversight of director nominations.

●

We are currently following Irish corporate governance practice in lieu of Nasdaq Rule 5605(c)(2)(A), which requires an audit committee to be composed of at least three members. Our audit committee is currently composed of one member.

Our Irish counsel has provided or will provide relevant letters to Nasdaq certifying that under Irish law, we are not required to comply with the above-mentioned corporate governance standards.

Irish Statutory Reporting Obligations

As an Irish incorporated public limited company, we are required under the Irish Companies Act to file our annual return (and accompanying statutory financial statements) with the Companies Registration Office (the “CRO”) within 56 days of our annual return date. The financial statements included in this Annual Report on Form 20-F do not constitute Irish Companies Act ‘statutory financial statements.’

As of the date of this Annual Report, we have not filed our annual return and Irish statutory financial statements in respect of 2024 by the applicable statutory deadline. The reasons for this delay are due to changes in our board of directors which must first be registered with the CRO prior to submitting any required filings. We are in the process of remedying this non-compliance by way of registering the changes to our board of directors with the CRO.

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

Item 18. Financial Statements

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

Item 19. Exhibits

Exhibit No.	Description
1.1	Constitution of the Registrant as in effect on the date of this Annual Report (incorporated by reference to Exhibit 3.1 to Form 6-K filed on September 26, 2025)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of December 31, 2025
2.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 filed on November 4, 2022)
2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed on February 1, 2023)
2.4	Subscription Agreement and Certificate of Designation of Series A Preferred Shares (incorporated by reference to Exhibit 1.1 to Form 6-K filed on December 27, 2024)
2.5	Amendment No. 1 to Certificate of Designation of Preferences, Benefits and Limitations of Series A Preferred Shares (incorporated by reference to Exhibit 2.5 to Annual Report on Form 20-F filed on May 15, 2025)
2.6	Subscription Agreement and Certificate of Designation of Series B Preferred Shares (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 4, 2025)
2.7	Form of Warrant (incorporated by reference to Exhibit 1.2 to Form 6-K filed on June 4, 2025)
2.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed on September 18, 2025)
2.9	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed on September 18, 2025)
2.10	Form of Strategic Advisor Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to Form 6-K filed on September 26, 2025)
2.11	Form of Strategic Advisor Common Warrant 1 (incorporated by reference to Exhibit 4.4 to Form 6-K filed on September 26, 2025)
2.12	Form of Strategic Advisor Common Warrant 2 (incorporated by reference to Exhibit 4.5 to Form 6-K filed on September 26, 2025)
2.13	Rights Agreement, dated as of April 24, 2026, by and between Brera Holdings PLC and Equiniti Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to Form 6-K filed on April 24, 2026)
4.1	English translation of Lease Contract between Brera Milano S.r.l. and DCS & Partner, dated as of March 1, 2023 (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F filed on May 1, 2023)
4.2	English translation of Private Deed between KAP S.r.l. and FCD Brera, dated as of July 13, 2022 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on November 4, 2022)
4.3	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on November 4, 2022)
4.4	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on November 4, 2022)
4.5†	Brera Holdings Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 filed on November 4, 2022)
4.6†	Form of Share Option Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 filed on November 4, 2022)
4.7†	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 filed on November 4, 2022)
4.8†	Form of Restricted Share Unit Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 filed on November 4, 2022)
4.9	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 1, 2023)
4.10	Letter of Intent, dated as of February 13, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 15, 2023)

4.11	English translation of Contract, dated as of March 17, 2023, by and among Brera Milano S.r.l. and Tchumene FC Sports Association (incorporated by reference to Exhibit 1.1 to Form 6-K filed on March 29, 2023)
4.12	Share Purchase Agreement, dated as of April 28, 2023, by and among Brera Holdings PLC, Fudbalski Klub Akademija Pandev and the Fudbalski Klub Akademija Pandev Equity Holder (incorporated by reference to Exhibit 4.28 to Annual Report on Form 20-F filed on May 1, 2023)
4.13	English Translation of Lease Contract between Fudbalski Klub Akademija Pandev and Basketball Club ABA Strumica, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on May 1, 2023)
4.14†	Consulting Agreement between Brera Holdings PLC and Pierre Galoppi, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on June 12, 2023)
4.15	Letter of Intent, dated as of June 8, 2023, by and among Brera Holdings PLC, Selene S.a.s. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 14, 2023)
4.16	Preliminary Contract for the Sale of UYBA Volley Shares, dated as of July 3, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on July 6, 2023)
4.17	Final Contract for the Transfer of Shares of UYBA Volley, dated as of July 31, 2023, by and among Brera Holdings PLC, Selene S.a.s. of Immobiliare Luna S.r.l. and Giuseppe Pirola (incorporated by reference to Exhibit 1.1 to Form 6-K filed on October 6, 2023)
4.18	Letter of Intent, dated as of August 28, 2023, by and among Brera Milano S.r.l. and Bayanzurkh Ilch FC (incorporated by reference to Exhibit 1.1 to Form 6-K filed on September 1, 2023)
4.19	Contract, dated as of September 27, 2023, by and between Brera Milano S.r.l. and Tavan Tolgoi Tulshiin Ilch Sport Club NGO (incorporated by reference to Exhibit 1.2 to Form 6-K filed on October 6, 2023)
4.20	Form of Advisor Agreement (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 29, 2024)
4.21	English translation of Lease Agreement - Arena Civica, dated as of September 8, 2023 (incorporated by reference to exhibit 4.26 to Annual Report on Form 20-F filed on July 19, 2024)
4.22	Investors Agreement Guidelines between Brera Milano S.r.l. and Transportes Lalgy Lda, dated as of January 29, 2024 (incorporated by reference to exhibit 4.27 to Annual Report on Form 20-F filed on July 19, 2024)
4.23	English translation of Lease Agreement - Palazzo dello Sport “Maria Piantanida,” dated as of March 17, 2016 (incorporated by reference to exhibit 4.29 to Annual Report on Form 20-F filed on July 19, 2024)
4.24	Binding Term Sheet, dated November 30, 2024, by and among Brera Holdings PLC, XX Settembre Holding srl and La Societa Sportiva Juve Stabia SpA (incorporated by reference to Exhibit 1.1 to Form 6-K filed on December 9, 2024)
4.25	Sale and Purchase and Investment Agreement, dated December 31, 2024, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on January 7, 2025)
4.26	Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory (incorporated by reference to Exhibit 1.2 to Form 6-K filed on January 10, 2025)
4.27	Restated Sale and Purchase and Investment Agreement, dated January 10, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on January 10, 2025)
4.28	Amendment Agreement and Third Closing Memorandum, dated February 11, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on February 13, 2025)
4.29	Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on May 15, 2025)
4.30†	First Amendment to Brera Holdings Public Limited Company 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.30 to Annual Report on Form 20-F filed on May 15, 2025)
4.31	Letter of Intent, dated as of February 18, 2025, by and among Brera Holdings PLC and Associação Black Bulls (incorporated by reference to Exhibit 4.31 to Annual Report on Form 20-F filed on May 15, 2025)
4.32†	Consulting Agreement between Brera Holdings PLC and Pietro Bersani, dated as of June 5, 2025 (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 10, 2025)
4.33	Independent Director Agreement between Brera Holdings PLC and Fabio Scacciavillani, dated as of June 5, 2025 (incorporated by reference to Exhibit 1.2 to Form 6-K filed on June 10, 2025)
4.34†	Consulting Agreement between Brera Holdings PLC and Abhishek Mathews, dated as of June 5, 2025 (incorporated by reference to Exhibit 1.3 to Form 6-K filed on June 10, 2025)

4.35	Form of Subscription Agreement between Brera Holdings PLC and each Purchaser, dated June 17, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on June 17, 2025)
4.36	Placement Agency Agreement between Brera Holdings PLC, Sutter Securities, Inc., Boustead Securities, LLC and D. Boral Capital LLC, dated June 17, 2025 (incorporated by reference to Exhibit 10.2 to Form 6-K filed on June 17, 2025)
4.37	Private Agreement, dated June 17, 2025, by and among Brera Milano SRL, Brera Holdings PLC, UYBA SSDARL, Dr. Giuseppe Pirola, and Dr. Mattia Moro (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 23, 2025)
4.38	Amendment Agreement and Final Closing Memorandum, dated June 20, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 23, 2025)
4.39†	Consulting Agreement between Brera Holdings PLC and Dr. Fabio Scacciavillani, dated as of September 3, 2025 (incorporated by reference to Exhibit 1.1 to Form 6-K filed on September 5, 2025)
4.40	Independent Director Agreement between Brera Holdings PLC and Abhishek Mathews, dated as of September 4, 2025 (incorporated by reference to Exhibit 1.2 to Form 6-K filed on September 5, 2025)
4.41	Form of Securities Purchase Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 6-K filed on September 18, 2025)
4.42	Form of Registration Rights Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.2 to Form 6-K filed on September 18, 2025)
4.43†	Employment Agreement with Marco Santori, effective September 23, 2025 (incorporated by reference to Exhibit 10.3 to Form 6-K filed on September 26, 2025)
4.44	Strategic Advisor Agreement, dated September 18, 2025 (incorporated by reference to Exhibit 10.4 to Form 6-K filed on September 26, 2025)
4.45	Investor Warrant Purchase Agreement, dated September 23, 2025 (incorporated by reference to Exhibit 10.5 to Form 6-K filed on September 26, 2025)
4.46	Investor Registration Rights Agreement, dated September 23, 2025 (incorporated by reference to Exhibit 10.6 to Form 6-K filed on September 26, 2025)
4.47	DM Warrant Purchase Agreement, dated September 23, 2025 (incorporated by reference to Exhibit 10.7 to Form 6-K filed on September 26, 2025)
4.48	DM Registration Rights Agreement 1, dated September 23, 2025 (incorporated by reference to Exhibit 10.8 to Form 6-K filed on September 26, 2025)
4.49	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Form 6-K filed on September 26, 2025)
4.50	DM Registration Rights Agreement 2, dated September 23, 2025 (incorporated by reference to Exhibit 10.10 to Form 6-K filed on September 26, 2025)
4.51*	Restricted Token Purchase Agreement, dated as of October 8, 2025, by and between the Solana Foundation and Brera Holdings PLC
4.52	Form of Waiver and Consent, dated October 22, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on October 22, 2025)
4.53†	Employment Agreement between Brera Holdings PLC and Justin Bowes (incorporated by reference to Exhibit 10.1 to Form 6-K filed on November 7, 2025)
4.54†	Employment Agreement between Brera Holdings PLC and Alberto Libanori (incorporated by reference to Exhibit 10.1 to Form 6-K filed on November 13, 2025)
4.55	Amendment No. 1, dated October 28, 2025, to the Strategic Advisor Agreement among Brera Holdings PLC and the Strategic Advisors (as defined therein) (incorporated by reference to Exhibit 10.2 to Form 6-K filed on November 13, 2025)
4.56	Controlled Equity OfferingSM Sales Agreement, dated as of November 18, 2025, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on November 18, 2025)
4.57†	Employment Agreement between Brera Holdings PLC and Asel Mukhamejarova (incorporated by reference to Exhibit 10.1 to Form 6-K filed on December 3, 2025)
4.58	Independent Director Agreement between Brera Holdings PLC and Erez Simha (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 2, 2026)
4.59*	Validator Services Agreement, dated January 22, 2026, by and between Brera Holdings PLC and RockawayX Infra Ltd.

4.60	Advisory Services Agreement, dated February 9, 2026, by and between Brera Holdings PLC and Pulsar Group Ltd. (incorporated by reference to Exhibit 10.1 to Form 6-K filed on February 13, 2026)
4.61	Amendment to Advisory Services Agreement, dated February 13, 2026, by and between Brera Holdings PLC and Pulsar Group Ltd. (incorporated by reference to Exhibit 10.2 to Form 6-K filed on February 13, 2026)
4.62	English translation of Deed of Transfer (incorporated by reference to Exhibit 10.1 to Form 6-K filed on April 20, 2026)
4.63†*	Consulting Agreement between Brera Holdings PLC and Daniel McClory, dated as of January 19, 2026
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 to Annual Report on Form 20-F filed on May 1, 2023)
11.2	Insider Trading Policy of Brera Holdings PLC (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F filed on May 15, 2025)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Reliant CPA PC
15.2*	Consent of TAAD LLP
16.1	Letter from TAAD LLP, dated September 27, 2024 (incorporated by reference to Exhibit 16.1 to Form 6-K filed on September 27, 2024)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on July 19, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive compensation plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRERA HOLDINGS PLC

Date: May 15, 2026	By:	/s/ Ron Sade
	Name:	Ron Sade
	Title:	Chief Executive Officer
(Principal Executive Officer)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Brera Holdings PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brera Holdings PLC (the "Company"), as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024, and related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

May 15, 2026

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

Diamond Bar

July 19, 2024

BRERA HOLDINGS PLC

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	December 31,
(in thousands)	2025	2024	2023
CONTINUING OPERATIONS
Revenue, including revenues received from related parties of 1,549, 28 and 0 for 2025, 2024 and 2023	€4,484	€1,193	€311
Operating expenses:
Equity-based compensation, including related party compensation of 267,601, 423 and 20 for 2025, 2024 and 2023 (Note 5, Note 14 and Note 16)	269,125	961	388
General and administrative and cost of goods, including related party expenses, 1,971, 1,119 and 0 for 2025, 2024 and 2023 (Note 6 and Note 16)	37,871	4,473	3,670
Impairment of non-financial assets (Note 7)	81,999	-	-
Total operating expenses	388,995	5,434	4,058

Operating loss from continuing operations	(384,511)	(4,241)	(3,747)

Other income (expense):
Interest income (expense)	(229)	(8)	47
Other income (expenses), including related parties other income (expenses) of 780, 1 and 350	6,297	412	521
Total other income	6,068	404	568

Loss before income taxes from continuing operations	(378,443)	(3,837)	(3,179)
Income tax benefit	1,109	-	-
Net loss from continuing operations	(377,334)	(3,837)	(3,179)

Loss from discontinued operations, net of tax	(711)	(1,212)	(1,732)

Net loss	(378,045)	(5,049)	(4,911)

Attributable to the Company	(376,223)	(4,428)	(4,438)
Attributable to non-controlling interest	(1,822)	(621)	(473)
	(378,045)	(5,049)	(4,911)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,270	(28)	92
Total comprehensive loss	€(375,775)	€(5,077)	€(4,819)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	45,142	62,580	77,000
Ordinary shares - Class B	2,268,957	102,751	44,101

Net loss per share from continuing operations - basic and diluted:
Ordinary shares - Class A	€(163.06)	€(23.21)	€(26.26)
Ordinary shares - Class B	€(163.06)	€(23.21)	€(26.26)

Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	€(0.31)	€(7.33)	€(14.30)
Ordinary shares - Class B	€(0.31)	€(7.33)	€(14.30)

BRERA HOLDINGS PLC

Consolidated Statements of Financial Position

	December 31,	December 31,
(in thousands)	2025	2024
Assets
Current assets:
Cash and cash equivalents (Note 2)	€16,199	€1,522
Accounts receivable and other receivables, net, including related parties amounts of 91 and 8 for 2025 and 2024 (Note 11, Note 16)	4,117	352
Receivable for private company shares (Note 2)	7,641	-
Prepaid expenses and other current assets, including related parties amounts of 622 and 295 for 2025 and 2024 (Note 16)	990	339
Prepayment for digital assets, including related party amounts of 28,680 and 0 for 2025 and 2024 (Note 9, Note 16)	28,680	-
Current assets of discontinued operations (Note 3)	-	733
Total current assets	57,627	2,946
Non-current assets:
Digital assets, including related parties amounts 78,174 and 0 for 2025 and 2024 (Note 9, Note 16)	94,846	-
Intangible assets (Note 10)	11,831	856
Other non-current assets (Note 3)	35	2,531
Non-current assets of discontinued operations (Note 3)	-	3,785
Total non-current assets.	106,712	7,172
Total Assets	€164,339	€10,118

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other payables, including related parties amounts of 346 and 177 for 2025 and 2024 (Note 11, Note 16)	€13,759	€1,465
Accrued and other current liabilities (Note 11, Note 16)	1,399	6
Contract liabilities and deferred revenue (Note 4)	1,309	63
Current liabilities of discontinued operations (Note 3)	-	2,685
Total current liabilities	16,467	4,219
Non-current liabilities:
Long-term payables (Note 11)	2,650	1
Deferred taxes (Note 3)	2,413	-
Other long-term liabilities (Note 11)	842	250
Non-current liabilities of discontinued operations (Note 3)	-	1,829
Total non-current liabilities	5,905	2,080
Total liabilities	22,372	6,299
Shareholders’ Equity*:	-	-
Share capital (Note 13)	3,445	78
Shares pending cancellation (Note 13)	(22)	-
Capital reserves (Note 13)	524,619	14,273
Accumulated deficit (Note 13)	(386,034)	(10,372)
Brera Holdings shareholders’ equity	142,008	3,979
Non-controlling interest	(41)	(160)
Total Shareholders’ Equity	141,967	3,819
Total Liabilities and Shareholders’ Equity	€164,339	€10,118

On June 24, 2025, the Company effected a one-for-ten share split of its Class A and Class B Ordinary Shares. The Company effected another one-for-ten share split of both Class A and Class B Ordinary Shares on April 7, 2026. All share and per-share information presented in these financial statements has been retrospectively adjusted to reflect the impact of the share split for all periods presented. The number of authorized shares and par value per share remain unchanged following the split.

BRERA HOLDINGS PLC

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

	Series A		Series B		Class A		Class B					Non-
	Preferred Shares		Preferred Shares		Ordinary Shares		Ordinary Shares		Subscription	Capital	Accumulated	Controlling	Shareholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserves	Deficit	Interest	Equity
Balance, December 31, 2022	-	€-	-	€-	77,000	€36	26,551	€10	€(1)	€1,330	€(1,506)	€-	€(131)
Shares issued for cash	-	-	-	-	-	-	16,500	7	-	6,770	-	-	6,777
Share options	-	-	-	-	-	-	-	-	-	170	-	-	170
Shares issued for services	-	-	-	-	-	-	1,050	1	-	109	-	-	110
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	40	-	-	40
Non-controlling interest on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	890	890
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(4,438)	(473)	(4,911)
Balance - December 31, 2023	-	-	-	-	77,000	36	44,101	18	(1)	8,419	(5,944)	417	2,945
Shares issued for cash	545,000	3	-	-	-	-	-	-	-	2,620	-	-	2,623
Subscription receivable payment	-	-	-	-	-	-	-	-	1	-	-	-	1
Share options	-	-	-	-	-	-	-	-	-	170	-	-	170
Shares issued for services	-	-	-	-	-	-	8,150	4	-	787	-	-	791
Equity contribution by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	15	15
Shares issued for investment in Juve Stabia football club	-	-	-	-	-	-	32,000	15	-	1,985	-	-	2,000
Related party debt exchange agreement	-	-	-	-	4,080	2	-	-	-	243	-	-	245
Shares converted from Class A to Class B	-	-	-	-	(18,500)	(9)	18,500	9	-	-	-	-	-
Obligation to issue shares	-	-	-	-	-	-	-	-	-	106	-	-	106
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	(28)	-	-	(28)
Non-controlling interest debt conversion	-	-	-	-	-	-	-	-	-	(30)	-	30	-
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(4,428)	(621)	(5,049)
Balance - December 31, 2024	545,000	3	-	-	62,580	29	102,751	46	-	14,272	(10,372)	(159)	3,819
Unit issued for cash	186,400	1	161,990	1	-	-	20,741	9	-	2,348	-	-	2,359
Issuance cost on placement agent warrants	-	-	-	-	-	-	-	-	-	351	-	-	351
PIPE Share issuances	-	-	-	-	-	-	6,150,552	2,602	-	143,357	-	-	145,959
Issuance cost on PIPE placement agent warrants	-	-	-	-	-	-	-	-	-	89,176	-	-	89,176
Share options	-	-	-	-	-	-	1,500	1	-	162	-	-	163
Shares issued to Dan McClory and Boustead	-	-	-	-	-	-	53,246	23	(23)	-	-	-	-
Shares issued for services	-	-	-	-	-	-	37,500	17	-	4,455	-	-	4,472
Cashless warrants exercise	-	-	-	-	-	-	1,324,442	568	-	(560)	-	-	8
Warrant exercise with cash payment	-	-	-	-	-	-	333,555	141	-	26	-	-	168
Warrants issued for service	-	-	-	-	-	-	-	-	-	251,349	-	-	251,349
Other Warrants issued	-	-	-	-	-	-	-	-	-	13,268	-	-	13,268
Shares issued for Juve Stabia acquisition	-	-	-	-	-	-	42,000	20	-	3,710	-	-	3,730
Debt conversion to Class A shares	-	-	-	-	800	-	-	-	-	42	-	-	42
Shares conversions	-711,400	(4)	-161,990	(1)	-31,380	(16)	133,190	19	-	-	-	-	(2)
Shares redeemed	-	-	-	-	-32,000	(13)	-	-	-	-	-	-	(13)
Obligation to issue shares	-	-	-	-	-	-	-	-	-	(31)	-	-	(31)
UYBA Equity contribution NCI	-	-	-	-	-	-	-	-	-	-	-	69	69
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	2,270	41	-	2,311
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(376,223)	(1,822)	(378,045)
Discontinued Operations	-	-	-	-	-	-	-	-	-	(803)	803	462	462
Non-controlling interests on acquisition of Juve Stabia	-	-	-	-	-	-	-	-	-	-	(283)	283	-
Shares sold for cash	-	-	-	-	-	-	-	-	-	1,227	-	-	1,227
Non-controlling interest contribution Juve Stabia	-	-	-	-	-	-	-	-	-	-	-	643	643
Non-controlling interest on acquisition of subsidiary Juve Stabia	-	-	-	-	-	-	-	-	-	-	-	483	483
Balance - December 31, 2025	20,000	€1	€-	€-	€-	€-	8,199,477	€3,445	€(23)	€524,619	€(386,034)	€(41)	€141,967

BRERA HOLDINGS PLC

Consolidated Statements of Cash Flows

	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	€(378,045)	€(5,049)	€(4,911)
Net loss from discontinued operations	(711)	(1,212)	(1,732)
Net loss from continuing operations	(377,334)	(3,837)	(3,179)
Adjust net loss for items not involving cash:
Depreciation and amortization (Note 2 and 10)	1,176	85	32
Credit losses (Note 11)	1,608	-	-
Impairment on non-financial assets (Note 7)	81,999	-	-
Deferred tax benefit (Note 2)	(1,649)	-	-
Net impairment loss on prepayment for digital assets (Note 9)	14,426	-	-
Impairment on receivable for private company shares (Note 2)	882		-
Fair value gain on financial assets at FVTPL	-	7	-
Gain on previously held interest in acquired entity (Note 2)	(2,042)	-	-
Staking income from digital assets (Note 9)	(1,535)	-	-
Change in warrant expense (Note 13)	(44)	14	(164)
Share-based compensation (Note 5, Note 14)	269,125	961	280
Change in contingent consideration	(14)	(61)	39
Interest expense	251	-	-
Debt conversion	43	-	-
Interest paid on long term borrowing	-	(5)	-
Changes in working capital items:
Accounts receivable and other receivables, net	(3,189)	(317)	10
Prepayment and other current assets	(726)	(163)	94
Accounts payable	4,676	467	478
Contract liabilities and deferred revenue	1,077	(233)	56
Accruals and other current liabilities	1,271	55	(152)
Net cash used in operating activities from continuing operations	(9,999)	(3,027)	(2,506)
Net cash provided by (used in) operating activities from discontinued operations	(701)	9	(389)
Net cash used in operating activities	(10,700)	(3,018)	(2,895)
Cash flows from investing activities:
Acquisition of subsidiaries. net of cash acquired (Note 2)	(3,100)	(500)	(598)
Purchase of property and equipment	(15)	(2)	-
Purchase of digital assets (inclusive of prepayment) (Note 9)	(103,491)	-	-
Purchase of intangible assets	(3,498)	-	-
Purchase of financial assets at FVTPL	-	-	(422)
Proceeds from sale of financial assets at FVTPL	-	415	-
Net cash used in investing activities from continuing operations	(110,104)	(87)	(1,020)
Net cash used in investing activities from discontinued operations	(32)	(208)	(989)
Net cash used in investing activities	(110,136)	(295)	(2,009)
Cash flows from financing activities:
Loan from shareholder	277	-	-
Proceeds from shares issuance for cash, net of issuance costs (Note 13)	131,706	2,623	6,777
In-kind receipts from investments	31,579	-	-
Redemption of Class A ordinary shares	(14)	-	-
Proceeds from the debt borrowing	-	294	-
Proceeds from warrant exercises (Note 13)	167	-	-
Contribution from minority interest member	713	-	-
Partial repayment of debt	(131)	(100)	(52)
Net cash provided by financing activities from continuing operations	132,718	2,817	6,725
Net cash provided by (used in) financing activities from discontinued operations	488	(137)	-
Net cash provided by financing activities	133,206	2,680	6,725
Net increase (decrease) in cash	12,370	(633)	1,821
Cash, beginning of year	1,522	2,177	347
Cash paid for acquisitions less cash acquired	-	-	(31)
Effect of foreign exchange rate changes	2,307	(22)	40
Cash, end of year	€16,199	€1,522	€2,177

Supplemental disclosures of non-cash cashflow information
Right-of-use assets obtained in exchange for lease liabilities	€-	€-	€701
In-kind contribution of stock in private company	€8,435	€-	€-
Shares pending cancellation	€22	€-	€-
Non-cash contributions in exchange for digital assets	€98,978	€-	€-
Cash paid for:
Income taxes	€-	€-	€-
Interest	€-	€-	€-

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS

Company information

Brera Holdings PLC (d/b/a Solmate Infrastructure) (FKA Brera Holdings Limited) (“Brera Holdings”, “we”, or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

On January 31, 2023, the Company completed its Initial Public Offering of 15,000 Class B Ordinary Shares, and the Company’s Class B Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The IPO resulted in net proceeds to the Company of approximately $6.9 million after deducting the underwriting discounts and non-accountable expense allowance.

In September 2025, the Company announced a strategic shift toward the Solana ecosystem and its intention to change its name to Solmate. On October 2, 2025, the Company announced that its Class B Ordinary Shares would begin trading on the Nasdaq Capital Market under the new ticker symbol “SLMT,” effective at the open of trading on October 3, 2025; the Company previously traded under the ticker symbol “BREA.” The Company’s SEC filings after such date identify the Company’s Nasdaq ticker as “SLMT,” and the Company has also disclosed that it operates under the name Solmate Infrastructure.

Reverse Stock Split in June 2025

On June 24, 2025, the Company announced a 1 for 10 reverse share split of the Company’s ordinary shares, wherein the 50,000,000 authorized Class A Ordinary Shares, nominal value $0.005, would become 5,000,000 Class A Ordinary Shares, nominal value $0.05, and the 100,250,000,000 authorized Class B Ordinary Shares, nominal value $0.005, would become 10,025,000,000 Class B Ordinary Shares, nominal value $0.50.

PIPE transaction

On September 18, 2025, the Company entered into a private investment transaction to issue shares to certain accredited private investors, which resulted in raising of approximately US$271 million in net proceeds for the Company. The PIPE proceeds were paid by investors in cash, common shares in a private company, USD Coin, Tether, or Solana token (“SOL”), the native cryptocurrency of Solana, a blockchain ecosystem, or a combination thereof. The Company used the PIPE proceeds to pursue a new digital assets treasury strategy described below as well as fund its sports business operation. See Note 13 for additional details on the PIPE transaction.

ATM transaction

In November 2025 the Company filed a registration statement with the Securities and Exchange Commission for the at-the-market shares offering program (the “ATM”) under which the Company may offer and sell Class B Ordinary shares for up to $97 million in gross proceeds. During the year ended December 31, 2025, the Company did not issue and sell any shares under its ATM program.

Reverse Stock Split in April 2026

On April 7, 2026, the Company announced a 1 for 10 reverse share split of the Company’s ordinary shares, wherein the 5,000,000 authorized Class A Ordinary Shares, nominal value $0.05, would become 500,000 Class A Ordinary Shares, nominal value $0.50, and the 10,025,000,000 authorized Class B Ordinary Shares, nominal value $0.05, would become 1,002,500,000 Class B Ordinary Shares, nominal value $0.50.

Business Information and New Digital Assets Treasury Strategy

Sports business

The Company’s strategy for its sports business is to manage a portfolio of professional football clubs in various international locations. Since inception and until September 2025, the Company pursued a number of acquisition transactions in the international professional sports clubs and provided them access to the global transfer market. As the Company decided to pursue a new business strategy for digital asset treasury, it plans to gradually unwind all of its sports business operations. Subsequent to December 31, 2025, in January 2026, the Company started liquidation procedures for its wholly-owned subsidiary Brera FC. In addition, in April 2026 the Company sold all its equity interest in the wholly-owned subsidiary, Juve Stabia, to a third party company. The Company is evaluating the plans for other legacy sports business entities. See details of the sale of Juve Stabia and liquidation procedures for other subsidiaries in Note 18 – Subsequent Events.

New Digital Asset Treasury Strategy

On September 18, 2025, in connection with a PIPE transaction described above, the Company announced a new business strategy focused on driving shareholder value through the accumulation and staking of SOL and new revenue streams from cutting-edge Solana staking infrastructure projects. In addition to operating the Company’s sports business the Company’s management will focus its resources on a new treasury policy and a significant portion of the balance sheet will be allocated to holding SOL and other digital assets in the Company’s digital asset treasury.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Subsidiaries are all entities (including structured entities, if any) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The Company reassesses whether it controls an investee when facts and circumstances indicate that there are changes to one or more of the elements of control. An investee is deconsolidated from the date on which the Company loses control.

The consolidated statements of financial position have been prepared based on the nature of the transactions, distinguishing: (a) current assets from non current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or in the short term (within 12 months); (b) current liabilities from non current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12 month period subsequent to the reporting date.

●	The consolidated statements of profit or loss have been prepared based on the nature of the expenses.

●	The consolidated statements of cash flows have been prepared using the indirect method.

●	The consolidated financial statements present all amounts in thousands of euro (“EUR” or “€”), except for the per share information or otherwise stated. The comparative information is presented for the previous periods.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non controlling interests, if any. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non controlling interests even if this results in the non controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies.

Non controlling interests in subsidiaries are presented separately from the Company’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the group companies of the Company that were consolidated during the financial years ended on December 31, 2025, 2024 and 2023.

Company Name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC d/b/a Solmate Infrastructure	Ireland	June 20, 2022	Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Brera FC	Italy	July 31, 2023	100% (via Brera Milano Srl)
Fudbalski Klub Akademija Pandev (“FKAP”)	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)
UYBA Volley S.s.d.a.r.l.	Italy	June 7, 2002	51% (via Brera Holdings PLC)
Tiverija Brera AD Strumica	Macedonia	June 13, 2024	100% (via FKAP)
SS Juve Stabia SpA	Italy	July 25, 2003	100% (via Brera Holdings PLC)
Solmate USA Inc.	US	November 7, 2025	100% (via Brera Holdings PLC)

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently adopted accounting pronouncements

Effective January 1, 2025, the Company adopted Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates). The amendments clarify how an entity assesses whether a currency is exchangeable into another currency and how an entity determines the exchange rate to apply when a currency is not exchangeable. The amendments also require additional disclosures to enable users of financial statements to understand the impact of a currency not being exchangeable on the entity’s financial performance, financial position and cash flows. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

Functional and Presentation Currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in euro (the Company’s presentation currency).

Entity	Functional Currency
Brera Holdings PLC	United States dollar (“US$”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
UYBA Volley S.s.d.a.r.l.	Euro (“EUR”)
Tiverija Brera AD Strumica	Macedonian Denar
SS Juve Stabia SpA	Euro (“EUR”)
Solmate USA Inc.	United States dollar (“US$”)

Functional and Presentation Currency

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are generally recognized in profit or loss. Foreign exchange gains and losses are presented in the statement of profit or loss, on a net basis within other gains/(losses).

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern Assumption

In preparing the consolidated financial statements, the management of the Company have given careful consideration to the future liquidity of the Company. During the year ended December 31, 2025, the Company incurred a net loss of €378,045 and had net cash used in operating activities from continuing operations of €(9,999). While the Company had shareholders’ equity of €141,967 as of December 31, 2025, the Company also had a working capital from continuing operations of €41,160.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the year-end date. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt.

The Company’s primary source of liquidity has historically been proceeds from equity financing. In accordance with IAS 1 Presentation of Financial Statements going concern assessment, management has assessed the Company’s ability to continue as a going concern for at least twelve months from the reporting date.

Since inception, the Company has incurred recurring operating losses and negative cash flows from operations. As disclosed in the annual financial statements as of December 31, 2024, management previously identified a substantial doubt about the Company’s ability to continue as a going concern due to historical losses and the need for additional financing.

In September 2025, the Company raised significant capital through the PIPE transaction (see Note 1). A substantial portion of the proceeds was invested in Solana tokens (“SOL”) as part of the Company’s treasury strategy. As a result, management has concluded that the previously identified substantial doubt has been alleviated.

As of December 31, 2025, the Company had unrestricted cash and cash equivalents of approximately €16,199 and working capital of €41,160. In the fourth quarter of 2025 the Company invested a significant portion of its PIPE transaction proceeds to acquire SOL on an open market (see Note 9, Digital Assets). The Company’s financial position is highly dependent on the price and liquidity of SOL, which are subject to significant volatility. As of December 31, 2025, a significant amount of SOL held by the Company was staked to generate SOL staking revenues, however, fluctuations in the SOL market value may materially affect the Company’s financial results and position. The Company’s staked SOL is not used in the working capital assessment. Staked SOL assets are subject to staking restrictions of up to 5 days, and generally become fully available after that.

Net cash used in operating activities from continuing operations for the year was approximately €(9,999), and the Company held €16,199 in cash and cash equivalents as of December 31, 2025. Based on the current resources and forecast cash requirements, management expects the Company to meet its obligations for at least twelve months from the date of issuance.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Judgments and Estimates

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

●	Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit loss (“ECL”) (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions), and for the fair value measurements of options and warrants.

●	Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets and for measuring impairment of intangibles.

●	Valuation of digital assets, including SOL and other crypto assets received or receivable as consideration in non-cash transactions, assets received in-kind, and assets acquired or transferred in connection with PIPE transactions

●	Determination of the fair value of prepaid SOL and related arrangements, including assumptions regarding observable market prices, timing of receipt or delivery, and any restrictions affecting the assets

●	Valuation of derivative or other financial instruments, including the DLOM applied to locked wallets or other restricted crypto assets, where applicable

●	Determination of the fair value of identifiable assets acquired and liabilities assumed in business combinations or asset acquisitions, including the valuation of Juve Stabia Purchase Price Allocation and related purchase price allocation assumptions.

●	Valuation of receivables for private company shares, including the fair value of shares receivable from PIPE investors, where applicable. The valuation requires judgment because the underlying shares are not publicly traded and may involve assumptions regarding observable transaction prices, changes in market conditions, company-specific developments, transfer restrictions, expected timing of receipt, foreign currency effects and recoverability.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations (continued)

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our Company had cash equivalents of €16,199 and €1,522 as of December 31, 2025 and 2024, respectively. Cash and cash equivalents in excess of applicable deposit insurance limits were €16,099 and €1,422 as of December 31, 2025 and 2024, respectively. These uninsured balances are held with high-quality financial institutions, and the Company monitors their creditworthiness on an ongoing basis.

Prepaid Expenses and Other Current Assets

Prepayments and other current assets consist mainly of yearly registration fees to professional leagues, legal and professional deposits, and loans receivable.

As of December 31, 2025, loan receivables included in prepaid expenses and other current assets amounted to €94, all of which was due from Sport for Life. Sport for Life is owned by Sasho Pandev, the brother of Goran Pandev, who is a director and minority shareholder of Brera Holdings and a minority shareholder of FKAP. As of December 31, 2024, loan receivables amounted to €311, of which €279 was due from Sport for Life and the remaining balance was due from other parties.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Digital Assets

The Company accounts for its digital assets as intangible assets in accordance with IAS 38, Intangible Assets, as the digital assets are identifiable, non-monetary assets without physical substance. Digital assets are recognized when the Company obtains control of the underlying digital assets. Digital assets acquired through purchases are initially recognized at cost, which includes the purchase price and any directly attributable costs necessary to acquire the assets. Digital assets received as part of capital raising activities, including the PIPE, are initially recognized at transaction cost value on the date the Company.

The Company applies the cost model under IAS 38 for subsequent measurement of its digital assets. Accordingly, digital assets are carried at cost less any accumulated impairment losses. The Company has determined that its digital assets have indefinite useful lives because there is no foreseeable limit to the period over which the assets are expected to generate economic benefits. As a result, digital assets are not amortized.

Digital assets are assessed for impairment quarterly. An impairment loss is recognized when the carrying amount of the digital assets exceeds their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses on digital assets are reflected in the consolidated statements of operations within operating expenses.

In determining the fair value of crypto assets for its impairment evaluation, the Company utilizes quoted digital asset prices within the Company’s principal market at the time of measurement, based on the closing price as of the date of measurement. The Company has designated Kraken exchange as its principal market for SOL based on the market that the Company has access to and that has the greatest volume and level of orderly transactions for SOL. The Company reassesses its principal market when facts and circumstances change, including, but not limited to, when new markets become accessible or when the volume or activity in the current principal market declines.

In determining the fair value of SOL, the Company uses the closing SOL/USD market price as of the applicable measurement date, based on the Kraken exchange as its principal market for SOL.

The Company recognizes disposals of digital assets using the first-in, first-out method. Any gain or loss on disposal is measured as the difference between the consideration received and the carrying amount of the digital assets disposed of and is recognized in the consolidated statements of operations.

The Company received locked, staked SOL (“Locked SOL”) as part of its PIPE transaction and commenced native staking with acquired SOL in October 2025. The Locked SOL is held in a custodial controlled account managed by an authorized person and is subject to a long-term monthly vesting schedule under which the principal balance and earned staking rewards can be earned. The Company is contractually restricted from transferring the Locked SOL on-chain; however, the Company may transfer ownership off-chain through a wallet ownership transfer with the custodian.

Due to the transfer restrictions, the Company classifies Locked SOL within digital assets, at cost, restricted in the consolidated balance sheets. In assessing impairment of Locked SOL, the Company considers the contractual transfer restrictions and vesting schedule, including a discount for lack of marketability, based on a third-party valuation assessment that was reviewed by management for completeness and reasonableness. The third-party valuation used the quoted SOL market price as of the valuation date as the starting point and applied discounts for lack of marketability based on the remaining contractual restriction periods. As of December 31, 2025, the remaining restriction periods ranged from 1 month to 25 months, resulting in DLOMs ranging from 7.4% to 43.7%, with a blended DLOM of 29.29% applied to the locked SOL tranches.

The Company’s prepaid digital assets that have not yet been delivered to the Company are recorded as prepayment for digital assets until the Company obtains control of the underlying digital assets. As of December 31, 2025, prepayment for digital assets amounted to €28,680, net of impairment recognized for the decrease in the fair value of underlying digital assets delivered. Upon delivery, the prepaid balance will be reclassified to digital assets and accounted for in accordance with the policy described above.

Purchases of digital assets are reflected as cash flows from investing activities in the consolidated statements of cash flows. Contributions of digital assets received as part of the consideration received in the PIPE are presented as noncash financing activities in the consolidated statements of cash flows.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Solana Staking

Beginning in October 2025, the Company used a portion of the proceeds from its capital raising activities to acquire and deploy SOL in staking activities, including native staking and locked or restricted staking arrangements. The Company participates in staking by delegating SOL to validators on the Solana network, including validators operated by related parties and other third-party providers. The Company may enter into service arrangements with validators or infrastructure providers to facilitate staking; however, the Company retains beneficial ownership and economic exposure to the SOL it stakes.

The Company evaluates whether it controls staked SOL based on its ability to obtain the economic benefits from the asset and to restrict others’ access to those benefits. Lock-up, vesting, or other transfer restrictions do not, in and of themselves, result in a loss of control where the Company retains beneficial ownership of the SOL and the related rights to staking rewards. Accordingly, staked SOL, including locked or restricted SOL, remains recognized as digital assets of the Company unless and until control is transferred to another party.

Staking rewards are generated through the Company’s participation in network validation activities by delegating SOL to validators. The amount of staking rewards, if any, is variable and subject to validator performance, network conditions, protocol rules and other factors outside the Company’s control. The Company recognizes staking rewards when the applicable network epoch has been completed, the rewards have been confirmed by the Solana network, and the Company has obtained the right to receive the rewards. Prior to such confirmation, the Company does not recognize staking rewards because the amount of rewards is not known and remains subject to factors outside the Company’s control.

Staking rewards are presented as revenue when the related staking activities are part of the Company’s ordinary activities. Upon recognition, staking rewards are measured at the fair value of the SOL received or receivable using observable market prices or other market-based reference rates as of the date the Company obtains the right to the rewards. If rewards have been earned but not yet received, the Company recognizes a staking rewards receivable or contract asset, as applicable. Upon receipt, the rewards are recognized as digital assets in accordance with the Company’s accounting policy for digital assets.

Fair Value Measurement

The Company measures certain assets and liabilities at fair value when required by the applicable IFRS Accounting Standard. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are categorized within the fair value hierarchy based on the lowest level input that is significant to the measurement, as follows:

●	Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3 Inputs: One or more inputs to the valuation are unobservable and significant to the fair value measurement of the asset or liability. Unobservable inputs reflect management’s assumptions on how market participants would price the asset or liability based on the information available.

On initial recognition, financial assets and financial liabilities are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets and liabilities is generally based on the business model in which a financial asset or liability is managed and its contractual cash flow characteristics. A financial asset or liability is initially measured at fair value net of transaction costs that are directly attributable to its acquisition or incurrence, except for financial assets at FVTPL where transaction costs are expensed. All financial assets and liabilities that are not classified and measured at amortized cost or FVOCI are measured at FVTPL.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets are added to or deducted from the fair value on initial recognition, except for financial assets measured at fair value through profit or loss, for which transaction costs are recognized in profit or loss as incurred.

The Company classifies financial assets at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Cash and cash equivalents are measured at fair value. Accounts receivable, loan receivables and other receivables, including receivables for digital asset transactions, are generally measured at amortized cost and are subject to an expected credit loss assessment. Derivative financial assets and liabilities, if any, are measured at fair value through profit or loss. The Company did not hold equity investments in private companies as of December 31, 2025 or 2024.

As of December 31, 2025 and 2024, the Company’s financial assets consisted primarily of cash and cash equivalents, accounts receivable, loan receivables and other receivables. The carrying amounts of these financial assets approximate their fair values due to their short-term maturities, unless otherwise disclosed.

Accounts receivables and other receivables, net

Accounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The loss allowance is recorded using a provision matrix based on historical default experience, adjusted for current and forward-looking information, including the financial condition of counterparties and general economic conditions. The Company’s accounts receivables are mainly made up of advertising, sponsorships, and naming rights due from third parties. The Company’s other receivables comprise balances due from counterparties from other transactions, including digital transactions and sports business. As of December 31, 2025, accounts receivable and other receivables, net amounted to €4,117.

At each reporting date, the Company assesses expected credit losses (“ECL”) on its accounts receivable and other receivables and records an impairment provision, if needed.

Receivable for Private Company Shares

As of December 31, 2025, the Company had a receivable from a PIPE investor related to the investor’s obligation to deliver common shares of a private company to the Company. The receivable was initially measured at fair value in the amount of €8,489. During the year ended December 31, 2025, the Company recognized an impairment charge of €848, reducing the carrying value of the receivable to €7,641 as of December 31, 2025. Subsequently, the receivable was fully settled in February 2026 when the underlying shares were delivered to the Company

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Receivable for Private Company Shares (continued)

The receivable is classified within other receivables and measured at amortized cost, subject to an expected credit loss assessment, unless otherwise required to be measured at fair value under IFRS. Management assessed the recoverability of the receivable based on the expected value of the underlying shares to be delivered, the creditworthiness and performance obligation of the PIPE investor, expected timing of settlement, market conditions and other relevant facts and circumstances.

The impairment charge was recognized because the estimated recoverable amount of the receivable declined below its carrying amount as of December 31, 2025. Changes in the underlying assumptions could result in materially different recoverability assessments.

A roll forward of the receivables is as follows:

Amount in EUR
Initial fair value of receivable	8,489
Change in fair value during the period	(882)
Foreign currency translation adjustment	34
Fair Value as of December 31, 2025	7,641

The receivable is classified within Level 3 of the fair value hierarchy because the underlying private company shares are not publicly traded and there is no quoted price in an active market for the shares. The fair value was determined using a mark-to-market approach anchored to the observable per-share transaction price established in the Common Stock Transfer Agreement and adjusted for changes in market conditions and private company-specific developments through the valuation date. The valuation considered observable market data, including cryptocurrency market indices and guideline public company share-price movements, as well as private company-specific financing activity and IPO-related developments. Significant judgment was required in selecting the adjustment to the acquisition-date value.

The significant inputs used in the valuation included an acquisition-date per-share value of $48.82, a selected depreciation adjustment of 10.0%, and an indicated valuation-date per-share value of $43.94. Based on 204,184 shares, the valuation report concluded a fair value of €8,489 thousand as of December 31, 2025. The U.S. dollar valuation was translated into euros for financial statement presentation. The Company recognized an impairment charge of €882 thousand during the year ended December 31, 2025, partially offset by a foreign currency translation adjustment of €34 thousand, resulting in a carrying value of €7,641 thousand as of December 31, 2025. The receivable was fully settled in February 2026 when the underlying private company shares were delivered to the Company.

Impairment

The Company recognizes a loss allowance for expected credit losses (“ECL”) on financial assets measured at amortized cost, including trade receivables, loan receivables and other receivables. Expected credit losses are measured as the present value of all cash shortfalls over the expected life of the financial asset, discounted at the asset’s original effective interest rate, where applicable.

The Company applies the simplified approach for trade receivables and recognizes lifetime expected credit losses from initial recognition. For other financial assets measured at amortized cost, the Company applies the general approach under IFRS 9 and recognizes expected credit losses based on changes in credit risk since initial recognition.

In assessing expected credit losses, the Company considers reasonable and supportable information that is available without undue cost or effort, including historical collection experience, current conditions, borrower or counterparty-specific factors, expected timing of collection, collateral or other credit enhancements, and forward-looking information.

Financial assets are written off when the Company has no reasonable expectation of recovering the asset in whole or in part. Any impairment losses, reversals of impairment losses and write-offs are recognized in profit or loss.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities

All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried in the consolidated statements of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, taxes payable, due to related parties, loans payable and lease liability are classified as financial liabilities and carried in the statements of financial position at amortized cost, which approximates the fair value. Interest bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

As of December 31, 2025, the Company recorded a derivative liability of €230 as a Level 2 financial liability representing an obligation to make a cash payment for unsettled digital assets transaction, which was classified as a financial liability at FVTPL. The outstanding balance of this liability is reported under accrued and other current liabilities. See Note 13 for additional details and inputs used to determine fair value.

As of December 31, 2025 and 2024, the Company recorded a contingent liability of €106 and €120, respectively, as a Level 2 financial liability representing an contingent obligation to issue certain number of restricted Class B ordinary shares annually over a ten year period beginning December 31, 2023 if certain conditions related to the club’s performance are met. This contingent obligation was classified as a financial liability at FVTPL.

During the years ended December 31, 2025 and 2024, the Company provided unsecured, short-term, non-interest-bearing loans, repayable on demand, to certain affiliated entities and other parties to support their operations. As of December 31, 2025, management determined that the loans were uncollectible and wrote off the remaining outstanding balances. Accordingly, no loan receivable balance remained outstanding as of December 31, 2025. As of December 31, 2024, outstanding loan receivables amounted to €311.

Financial Liabilities vs. Equity

Financial liabilities and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument under IAS 32, Financial Instruments: Presentation.

An instrument is classified as a financial liability when the Company has a contractual obligation to deliver cash or another financial asset to another party, or to exchange financial assets or financial liabilities under conditions that are potentially unfavorable to the Company. A contract that will or may be settled in the Company’s own equity instruments is also assessed to determine whether it requires settlement by delivery of a variable number of the Company’s own equity instruments or otherwise fails the “fixed-for-fixed” equity classification criteria.

An instrument is classified as equity only when it evidences a residual interest in the assets of the Company after deducting all of its liabilities and the contractual terms do not give rise to a financial liability.

Equity Instruments

Equity instruments issued by the Company, including shares, stock awards, options and warrants, are recognized in equity when the contractual terms of the instruments do not give rise to a financial liability. For instruments that may be settled in the Company’s own equity instruments, the Company assesses whether the arrangement will be settled by exchanging a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Equity instruments are initially measured at the fair value of the consideration received or, where issued in exchange for services, at the fair value of the instruments granted at the grant date or issuance date, as applicable. Amounts recognized in respect of equity instruments are recorded directly in equity, net of any directly attributable transaction costs.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Payable

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial period which are unpaid. Accounts payable are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

The Company’s accounts payable mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payables mainly represent accruals, VAT and other taxes payable.

Financial Risk Factors

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations, and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit Risk

Credit risk is the risk that a counterparty will fail to discharge an obligation to the Company, resulting in a financial loss. The Company is exposed to credit risk primarily from cash and cash equivalents, trade and other receivables, loan receivables and amounts due from counterparties. The Company manages credit risk by monitoring counterparty credit quality, assessing collectability of receivables and maintaining cash balances with financial institutions and custodians that management believes are creditworthy.

As of December 31, 2025, two customers accounted for more than 10% of the Company’s accounts receivable and other receivables, net, and as of December 31, 2024, one customer accounted for 10% of the Company’s accounts receivables and other receivables, net. In order to minimize credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk (continued)

As of December 31, 2025 and 2024, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to €9,899 and €1,454 respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

As of December 31, 2025, the Company also held cash deposits in a US commercial bank Axos Bank, amounting to €4,805. Up to $250,000 held on these accounts are insured by the US Federal Depositary Insurance Company. local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit held in Axos Bank and determined that the credit risk is low, based on the following factors: (i) Axos Bank safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low risk liquid assets, as required by its US Federal regulatory obligations.

The Company’s current credit risk-grading framework comprises the following categories:

Category	Description	Basis of recognizing estimated Credit Loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL - not credit impaired

In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL - credit impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Digital Asset Concentration and Custody Risk

In addition, the Company may be exposed to risks associated with the custody, safeguarding and control of digital assets, including risks of loss, theft, cyberattack, private key compromise, unauthorized access, fraud, technological failure or the failure of third-party custodians or service providers. The Company’s ability to access, transfer or recover digital assets may depend on the continued effectiveness of its internal controls, wallet management procedures and third-party custody arrangements. Any loss of access to private keys, failure of custody arrangements or breach of security could result in the loss of digital assets and could have a material adverse effect on the Company’s financial position and results of operations. A significant portion of the Company’s assets is concentrated in SOL, a digital asset subject to significant price volatility.

Certain digital assets may be determined by regulatory authorities to constitute securities or other regulated financial instruments. If any digital assets held or transacted by the Company are determined to be securities, the Company may become subject to additional regulatory requirements, restrictions, reporting obligations or enforcement risk. Depending on the nature and extent of the Company’s digital asset activities, such developments could also affect the Company’s status under applicable securities laws, including whether it may be required to register as an investment company or qualify for an exemption from such registration.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as much as possible, that it maintains sufficient cash, cash equivalents and other liquid assets, and has access to available funding sources, to meet its liabilities when due.

In managing liquidity risk, the Company monitors forecast and actual cash flows, expected cash requirements, available financing sources, and the liquidity characteristics of its assets, including any digital assets held by or on behalf of the Company. Digital assets may be subject to liquidity risk due to market volatility, limited trading volumes, exchange or platform disruptions, transfer restrictions, network congestion, regulatory developments, or other factors that may affect the Company’s ability to convert such assets into cash on a timely basis or at expected values.

The Company may also be exposed to liquidity risks related to assets held with custodians, exchanges, wallet providers or other third-party service providers, including risks relating to access, control, withdrawal limitations, platform suspensions, insolvency or operational failure of a service provider, or other restrictions that could delay or prevent the Company from accessing or liquidating assets when needed.

Certain digital assets may be subject to contractual, technological or protocol-based restrictions on use or transfer, including assets held in locked wallets, staking arrangements, vesting arrangements, escrow arrangements, smart contracts or other arrangements that may limit the Company’s ability to access, transfer, pledge, sell or otherwise use such assets to meet short-term liquidity needs. The Company considers such restrictions when assessing the availability of digital assets for liquidity management purposes.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, digital asset prices and other market variables, will affect the Company’s income or the value of its holdings of financial and non-financial assets.

The Company is exposed to market risk in the ordinary course of business, including interest rate risk and, to the extent the Company holds digital assets, price volatility risk associated with those digital assets. Digital asset markets have historically experienced significant price volatility and may be affected by changes in market demand, investor sentiment, technological developments, regulatory actions, exchange or platform disruptions, cybersecurity incidents, and broader macroeconomic conditions. A decline in the market value of digital assets held by the Company could adversely affect the Company’s financial position and results of operations.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates will affect the Company’s income, cash flows or the fair value of its financial instruments. The Company’s exposure to interest rate risk primarily relates to its interest-bearing borrowings and cash balances.

The Company’s borrowings are fixed-rate instruments and, therefore, changes in market interest rates do not affect the Company’s contractual interest payments or cash flows on those borrowings. However, changes in market interest rates may affect the fair value of fixed-rate borrowings. Given the nature and amount of the Company’s debt and interest-bearing assets, management believes that the Company’s exposure to interest rate risk is not material.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Exchange Risk

The functional currencies of the Company and its subsidiaries are based on the primary economic environment in which each entity operates. The majority of the Company’s cash flows, financial assets and liabilities are denominated in U.S. dollars, euros and Macedonian denars. The Company’s presentation currency is the euro. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Deferred Offering Costs

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”).

Property and Equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes directly attributable expenditures and, where applicable, capitalized borrowing costs. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets from the date they are available for use: (i) office equipment: 5 years, (ii) furniture and fixtures: 5 years, (iii) motor vehicles: 10 years; (iv) leasehold improvements: 5 years; (v) other assets: 5 years. Useful lives and residual values are reviewed at each reporting date and adjusted prospectively where appropriate. Assets are derecognized on disposal or when no future economic benefits are expected, with gains or losses recognized in profit or loss.

Property and equipment as of December 31, 2025 and 2024 are reported under the line item other non-current assets in the statement of financial position.

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 amounted to €5, €85, and €23, respectively, which were included in general and administrative expenses. Impairment of property and equipment amounting to €35 was recorded for the year ended December 31, 2025. Details of the impairment are disclosed on Note 7 – Impairment for Non-Financial Assets. No impairment was recorded for the years ended December 31, 2024, and 2023.

Impairment of Goodwill, Intangible Assets and Other Non-Financial Assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is tested for impairment at the level of the cash-generating unit, or group of cash-generating units, expected to benefit from the business combination in which the goodwill arose.

At each reporting date, the Company assesses whether there are indicators that other non-financial assets, including property and equipment, right-of-use assets and finite-lived intangible assets, may be impaired. If any such indicator exists, the Company estimates the recoverable amount of the individual asset or, where the asset does not generate independent cash inflows, the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal is determined based on available market information, recent transactions or valuation techniques, as applicable. Value in use is determined based on the present value of estimated future cash flows expected to be derived from the asset or cash-generating unit. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Goodwill, Intangible Assets and Other Non-Financial Assets (continued)

An impairment loss is recognized in profit or loss when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses recognized for goodwill are not reversed in subsequent periods. Impairment losses recognized for non-financial assets other than goodwill are reviewed at each reporting date for possible reversal when there has been a change in the estimates used to determine the recoverable amount. Any reversal is limited so that the revised carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

The Company performed its impairment assessments and determined that impairment losses were required to be recognized for the years ended December 31, 2025 and 2024. No impairment losses were recognized for the year ended December 31, 2023. Details of impairment losses recognized are disclosed in Note 7 – Impairment of Non-Financial Assets.

Share-Based Compensation

The Company accounts for share-based payment arrangements in accordance with IFRS 2, Share-based Payment. The Company may grant share options, share awards, restricted share units, warrants or other equity-based instruments to directors, officers, employees, consultants and other service providers.

Equity-settled share-based payment awards are measured at the fair value of the equity instruments granted at the grant date. The fair value of share options and warrants is estimated using an appropriate option-pricing model, such as the Black-Scholes model, considering, as applicable, the exercise price, expected volatility, expected term, expected dividends, risk-free interest rate and the market price of the Company’s shares at the grant date. The fair value of share awards is generally based on the market price of the Company’s shares at the grant date.

The fair value of equity-settled awards is recognized as share-based compensation expense over the applicable vesting period, with a corresponding increase in equity. Each vesting tranche is treated as a separate award with its own vesting period and grant date fair value. For awards that vest immediately, the full amount of the grant date fair value is recognized as expense on the grant date, unless the award is directly attributable to a qualifying capital transaction or asset acquisition, in which case the amount is capitalized in accordance with the applicable IFRS Accounting Standard.

The Company estimates the number of awards expected to vest based on service and non-market performance vesting conditions and revises those estimates at each reporting date. Compensation expense is adjusted prospectively for changes in the number of awards expected to vest. If an award does not vest because a service condition or non-market performance condition is not satisfied, any previously recognized expense is reversed. However, no reversal is made for awards that have vested, even if the vested awards are subsequently forfeited, expire unexercised or are not exercised.

The Company accounts for modifications, amendments, cancellations or settlements of share-based payment awards in accordance with IFRS 2. If the terms of an equity-settled award are modified and the modification increases the fair value of the award or is otherwise beneficial to the holder, the incremental fair value is recognized over the remaining vesting period or immediately if the award is fully vested. If a modification reduces the fair value of an award, the Company continues to recognize the original grant date fair value, subject to the original vesting conditions.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured based on the consideration specified in a contract with a customer and is recognized when, or as, control of the promised goods or services is transferred to the customer.

The Company’s revenue streams include commercial revenue from the operation of its professional sports teams, including sponsorship, advertising, brand promotion and other commercial arrangements; matchday and related event revenue, if applicable; player registration and transfer-related income, where applicable; and digital asset revenue, including SOL staking rewards.

Sponsorship, advertising, brand promotion and other commercial revenue is recognized when the related services are provided or over the term of the related agreement, depending on the nature of the performance obligations. Revenue settled through non-cash or in-kind consideration is measured at the fair value of the consideration received or receivable.

Matchday and event-related revenue, if applicable, is recognized when the relevant match or event takes place. Player registration and transfer-related income, where applicable, is recognized when the Company has satisfied its obligations under the relevant agreement and control of the player registration rights or related economic rights has transferred.

Staking rewards are generated from the Company’s participation in Solana network validation activities through delegation of SOL to validators. Staking rewards are recognized when the applicable network epoch has been completed, the reward has been confirmed by the Solana network and the Company obtains control of the rewards, which generally occurs when the rewards are credited or otherwise made available to the Company’s wallet or custodial account. Prior to confirmation, the amount of staking rewards, if any, is variable and subject to validator performance, network conditions, protocol rules and other factors outside the Company’s control. Staking rewards are measured at the fair value of SOL received or receivable using observable market prices or other market-based reference rates as of the date the Company obtains the right to the reward.

A contract asset represents the Company’s right to consideration for goods or services transferred to a customer when that right is not yet unconditional and is assessed for impairment in accordance with IFRS 9. A receivable represents an unconditional right to consideration. A contract liability represents the Company’s obligation to transfer goods or services for which consideration has been received or is due from the customer. Contract assets and contract liabilities relating to the same contract are presented on a net basis.

Segment Reporting

The Company determines its operating segments based on the information reviewed by the chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance. The Company’s CODM is the Chief Executive Officer.

During the year ended December 31, 2025, following the Company’s strategic shift toward digital asset treasury and infrastructure activities, the CODM began reviewing discrete financial information for the Company’s digital asset treasury activities separately from its legacy sports portfolio activities. Accordingly, the Company determined that it has two reportable segments:

●	Digital Assets Treasury Segment

●	Legacy Sports Portfolio

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting (continued)

The Digital Asset Treasury and Infrastructure segment includes the Company’s SOL treasury, staking, validator and related digital asset activities. The Legacy Sports Portfolio segment includes the Company’s historical professional sports team operations, including sponsorship, advertising, matchday and other sports-related commercial activities.

Our revenue has been disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The categories of the majority of our revenue during the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Digital asset treasury	€1,535	€-	€-
Legacy Sport Portfolio	2,949	1,193	311
Total	€4,484	€1,193	€311

Leases

The Company applies IFRS 16 to all leases at inception or upon modification, unless the contract is reassessed due to changes in terms and conditions.

The Company applies the recognition exemptions for:

●	Short-term leases (lease term of 12 months or less and no purchase option); and

●	Leases of low-value assets

Payments for these leases are recognized as an expense on a straight-line basis over the lease term.

As of December 31, 2025, the Company only maintains short term leases with third-party lessors. No lease was accounted for under IFRS 16.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taxation (continued)

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

Intangible Assets

Player contracts, broadcasting rights, brands, and customer relationships were acquired as part of a business combination. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis as follows:

Player contracts	2 years (FKAP) & 3 years (Juve Stabia)
Brands	Indefinite
Broadcasting rights	5 years (FKAP) & 7 years (Juve Stabia)
Season ticket holders	4 years (Juve Stabia)
Advertising	4 years (Juve Stabia)

NOTE 3 —SPORTS PORTFOLIO ACQUISITIONS AND DISCONTINUED OPERATIONS

Juve Stabia

On June 20, 2025, Brera Holdings completed the acquisition of a 52% equity interest in S.S. Juve Stabia S.r.l. (“Juve Stabia”), a professional football club organized in Italy. Pursuant to a Share Purchase Agreement (“the XX Settembre Agreement”) with XX Settembre Holding S.r.l. (the “Seller”), Brera agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager S.S. Juve Stabia S.r.l. (“Juve Stabia” or “the Club”) through share capital and reserve increases in the Club occurring between December 2024 and June 2025. The consideration consists of both payments of cash and issuances of the Company’s Nasdaq-listed shares in a multi-step process, with the aggregate purchase price structured as follows:

●	First Closing – On December 31, 2024, the Company issued 32, 000 Class B Ordinary Shares, valued at $6 5 /share, currency converted at $10. 4/EUR (21.74% acquired):

●	€500 cash to Juve Stabia

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

●	€2,000 (approximately US$2,087) in shares (of which €1,000 issued to Juve Stabia and €1,000 issued to XX Settembre)

●	Second Closing – On January 10, 2025, the Company issued 24,000 Class B Ordinary Shares, valued at $6 5 /share, currency converted at $1 0.4/EUR (ownership increased to 34.61%):

●	€500 cash to Juve Stabia

●	€1,500 in shares (approximately US$1,560) (of which €1,000 issued to Juve Stabia and €500 issued to XX Settembre)

●	Third Closing – On February 11, 2025, the Company did not issue any Class B Ordinary Shares (ownership increased to 38.46%):

●	€500 cash to XX Settembre

●	Final Closing – On June 20, 2025, the Company issued 18,000 Class B Ordinary Shares, valued at $6 5 /share, currency converted at $10. 4/EUR (ownership increased to 52%):

●	€2,250 cash (€1,000 to Juve Stabia; €1,250 to XX Settembre)

●	€1,125 (approximately US$1,170) in shares to XX Settembre

Prior to the company being a consolidated entity- the company had a total investment of EUR2,500 which has been included in other non-current assets.

The total purchase consideration for the acquisition of S.S. Juve Stabia S.r.l., based on the contractual terms, amounted to €8,375 comprising €3,750 in cash and 74,000 Class B Ordinary Shares initially valued at a contractual amount of €4,625. In accordance with IFRS 3 Business Combinations, consideration transferred must be measured at its fair value as of the acquisition date. Accordingly, the Company remeasured its previously held 38.46% equity interest to fair value and recognized a gain of approximately €2,042 in profit or loss under “Gain on remeasurement of previously held interest.” After reflecting the non-controlling interest, preliminary purchase price allocation adjustments (including identifiable intangible assets and deferred tax effects), and working capital adjustments, the total purchase price allocated to the acquired net assets was €11,522.

The initial share purchase agreement for the acquisition of S.S. Juve Stabia S.r.l. included a contingent earn-out payable in shares if the Club achieved promotion. The earn-out period expired prior to the completion of the acquisition without the contingency being met; therefore, the earn-out arrangement was no longer applicable and was excluded from the purchase consideration at acquisition.

Management assessed that the acquired set of activities and assets constitutes a business as defined in IFRS 3 Appendix A, as Juve Stabia has inputs and processes capable of producing outputs. Accordingly, the transaction has been accounted for as a business combination using the acquisition method. We determined that this transaction is a business combination achieved in stages, or a step acquisition as discussed in paragraph 42 of IFRS 3. In a step acquisition, IFRS 3 defines the acquisition date as the date the acquirer obtains control of the acquiree. In a business combination effected by a sale and purchase agreement, this is generally the specified closing or completion date. While IFRS also defines control as having a majority of board seats or decision-making authority, our Company has no board seats and no decision-making authority for Juve Stabia until the final closing on June 20, 2025. Therefore, our consolidated financial statements include the accounts of Juve Stabia beginning on June 20, 2025. Prior to that, investment in Juve Stabia is accounted for using the equity method.

The acquisition of Juve Stabia is expected to strengthen the Company’s presence in the European football market, enhance brand recognition, and provide access to new sponsorship, merchandising, and broadcasting opportunities.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Juve Stabia, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. This approach was considered appropriate as the transaction was negotiated and valued on a controlling interest basis, and no separate observable market data or valuation inputs were available to reliably measure the fair value of the minority interest. Accordingly, the proportionate share method was determined to be the most appropriate and reliable measure in the circumstances. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

Non-controlling interest was measured at its proportionate share of the acquiree’s net identifiable assets, including deferred tax liabilities. The fair value of the identifiable net assets after deferred taxes and long-term debt was approximately €2,006. After adjusting for the €1,000 subscription investment made on the final closing date in June 2025, the adjusted balance amounted to approximately €1,006. Accordingly, non-controlling interest was determined as 48% of the adjusted net assets, or approximately €483.

IFRS 3 Purchase Price Allocation of Juve Stabia

	Purchase Price Allocation June 20, 2025
Net Tangible Assets
Current assets	€2,340	(*)
Current liabilities minus short term debt	(6,143)
Net working capital	(3,803)
Fixed assets, net	31
Other assets	7
Deferred tax liability	(4,062)
Total tangible asset allocation	€(7,827)

Identifiable Intangible Assets
Player contracts	€1,530
Broadcasting rights	2,600
Brand	8,930
Advertising	1,100
Season ticket holders	400
Total identifiable intangible assets	€14,560

Implied goodwill	9,999
Total economic goodwill	9,999

Business Enterprise Value (BEV)	16,732

Long-term debt	€(4,727)
Non-controlling interest	(483)
Total Purchase Price	€11,522	(**)

(*)	Current assets include the cash acquired amounting to €150. The total net cash consideration related to our acquisition of Juve Stabia amounted to €3,600. The net cash consideration related to our acquisition of Juve Stabia recognized for the year ended December 31, 2025 amounted to €3,100, as reflected in the consolidated statement of cash flows under investing activity.

(**)	As part of the step-up acquisition, Brera Holdings obtained control of Juve Stabia on June 20, 2025, in which it previously held a non controlling equity interest of 38.46% prior to obtaining control. In accordance with IFRS 3, the previously held investment was remeasured to its fair value of approximately €7,042 as of the acquisition date, compared to its prior carrying amount of approximately €5,000. The resulting gain of approximately €2,042 was recognized in profit or loss under other income (expense).

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

While the contractual consideration for the Juve Stabia acquisition totaled €8,375 the purchase price allocation (PPA) reflects higher fair values. This is because, under IFRS 3, once the Company obtained control, it was required to remeasure its previously held interest to fair value and step up all identifiable assets and liabilities of Juve Stabia to their acquisition-date fair values on a 100% basis.

As a result, the PPA represents the fair value of the entire business, not just the 51% acquired, with the non-controlling interest measured at its proportionate share of the stepped-up net assets. Consequently, the recognized intangible assets and goodwill exceed the contractual consideration, consistent with IFRS 3 consolidation requirements.

The fair values of identifiable assets and liabilities were determined using a combination of the income, market, and cost approaches, as appropriate based on the nature of each asset and liability. The amounts presented above represent the final fair values of the assets acquired and liabilities assumed as of June 20, 2025, the acquisition date.

Management has completed its purchase price allocation and concluded that no measurement period adjustments were required under IFRS 3. Accordingly, the values recognized reflect management’s final determination of fair value at the acquisition date. The fair value of the equity consideration issued was determined using quoted market prices of the Company’s publicly traded shares on the respective measurement dates and is classified as a Level 1 input under IFRS 13. The fair value of identifiable intangible assets, including brand, player contracts, broadcasting rights, advertising relationships, and season ticket holders, was determined using valuation techniques under the income and cost approaches and is classified as Level 3 inputs, as these valuations incorporate significant unobservable inputs, including projected revenues, discount rates, royalty rates, and asset-specific assumptions.

The valuation of identifiable tangible and intangible assets reflects the application of appropriate valuation methodologies and assumptions, including projected revenues, operating performance, discount rates, royalty rates, and useful lives, which have been assessed for reasonableness and consistency with the overall enterprise value and the valuation of the previously held interest, which was supported by an independent valuation prepared as of the acquisition date.

The total consideration transferred of €11,522 reflects a combination of cash payments and equity instruments issued. Cash consideration includes amounts paid directly to the selling shareholder, XX Settembre Holding S.r.l., as well as amounts contributed to Juve Stabia through capital increases. Equity consideration consists of the issuance of the Company’s Class B Ordinary Shares. All such payments, whether made to the seller or directly to the acquiree, were determined to form part of the consideration transferred in accordance with IFRS 3, as they were integral to obtaining control of the acquiree.

The related deferred tax liability arising from the recognition of identifiable intangible assets has been measured based on the applicable statutory tax rates and the differences between the financial reporting bases and tax bases of the assets acquired.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

During the year ended December 31, 2025, the carrying value of the related asset was reduced as a result of an impairment. Accordingly, the associated deferred tax liability was reduced to EUR2,413 as of December 31, 2025. The reduction of EUR1,649 was recognized as a deferred tax benefit in the consolidated statement of operations for the year ended December 31, 2025.

Changes in assumptions reflected in subsequent analyses relate to post-acquisition conditions and are accounted for under the applicable standards (e.g., IAS 36), rather than as measurement period adjustments under IFRS 3.

On December 1, 2025, SS Juve Stabia Srl completed a capital increase pursuant to an Extraordinary Shareholders’ Meeting, at which Brera Holdings Public Limited Company contributed €1,650,000 in cash. At the time of the transaction, Brera Holdings owned approximately 52% of the outstanding share capital of Juve Stabia, while the remaining 48% was held by XX Settembre Holding S.r.l.

In connection with the capital increase, XX Settembre Holding S.r.l. formally waived its pre-emption rights, resulting in Brera Holdings subscribing for all newly issued shares. As a result, Brera Holdings’ ownership interest increased from approximately 52% to 100%, and Juve Stabia became a wholly owned subsidiary effective December 1, 2025.

Because Brera Holdings already controlled Juve Stabia prior to the transaction, the increase in ownership interest did not result in a change of control. Accordingly, the transaction was accounted for as an equity transaction in accordance with IFRS 10.B96–B99. The non-controlling interest was derecognized at its carrying amount, and the difference between the consideration paid and the carrying amount of the non-controlling interest was recognized directly in equity attributable to owners of the parent.

As a result of this transaction, no non-controlling interest remains as of December 1, 2025, and 100% of Juve Stabia’s results are attributable to Brera Holdings thereafter.

The preparation of the purchase price allocation and related accounting conclusions requires management to make significant estimates and assumptions. Key areas of judgment include the determination of the acquisition date and assessment of control under IFRS 10, the fair value measurement of consideration transferred and previously held interests, and the valuation of identifiable intangible assets using income-based approaches. These valuations require assumptions related to projected revenues, operating performance, discount rates, royalty rates, and asset useful lives. In addition, management applied judgment in determining the appropriate tax rate and assessing the recognition of deferred tax liabilities arising from temporary differences. While these estimates are based on management’s best information as of the acquisition date, actual results may differ from those assumptions.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

The goodwill recognized in connection with the acquisition primarily represents the expected future economic benefits arising from assets that are not separately identifiable. These benefits include anticipated synergies from integrating Juve Stabia into the Company’s broader football platform, including enhanced commercial opportunities through sponsorships, merchandising, and broadcasting arrangements. Goodwill also reflects expected improvements in sporting performance and league positioning, which are expected to drive increased matchday revenues, media rights income, and overall brand value. In addition, goodwill captures the value of the assembled workforce, management expertise, and the ability to leverage the Company’s existing infrastructure, relationships, and strategic initiatives across its football portfolio. Further, goodwill includes potential upside from participation in higher-tier competitions and expansion of the Club’s presence in the European football market, which are not separately recognized as identifiable intangible assets.

The valuation of goodwill and identifiable intangible assets is inherently subject to estimation uncertainty and is sensitive to changes in key assumptions, including projected revenues, discount rates, royalty rates, and long-term growth expectations. Changes in these assumptions could result in materially different fair value measurements. For example, increases in discount rates or reductions in projected revenues or growth rates would generally result in lower valuations, while more favorable assumptions would have the opposite effect. These assumptions are particularly sensitive to the Club’s future sporting performance and league status, as adverse outcomes (such as relegation) could negatively impact revenues, sponsorship opportunities, and overall financial performance. Management has performed sensitivity analyses over these key inputs and concluded that the assumptions applied are reasonable and supportable in the context of the overall valuation.

Below represents the profit or loss of Juve Stabia since the acquisition date included in the condensed consolidated statement of profit or loss for the year ended December 31, 2025

December 31, 2025
Revenue	€2,577
Operating expenses
Equity based expense and warrants	-
General and administrative expenses	12,068
Impairment of non-financial assets	-
Total operating expenses	12,068
Operating loss	(9,491)

Other income (expense):
Interest expense	(63)
Other income	5,156
Total other income, net	€5,093

Loss before income taxes	€(4,398)
Provision for income taxes	150
Net loss	€(4,548)

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

The following unaudited pro forma profit and loss of the Company for the year ended December 31, 2025 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2025

	Historical Brera Holdings PLC(*)	Historical Juve Stabia (**)	Unaudited Pro Forma Adjustments (***)	Unaudited Pro Forma Combined
Revenue	€4,484	€6,973	€-	€11,457
Operating expense
Equity based expenses and warrants	269,125	-	-	269,125
General and administrative expense	37,871	10,280	567	48,718
Impairment of non-financial assets	81,999	-	-	81,999
Total operating expenses	388,995	10,280	567	399,842
Operating loss from continuing operations	(384,511)	(3,307)	(567)	(388,385)
Other income (expense):
Interest expense	(229)	(95)	-	(324)
Other income	6,297	468	-	6,765
Total other income	6,068	373	-	6,441

Loss before income taxes from continuing operations	(378,443)	(2,934)	(567)	(381,944)
Provision for income taxes	(1,109)	294	-	(815)
Net loss from continuing operations	(377,334)	(3,228)	(567)	(381,128)
Loss from discontinued operations, net of tax	(711)	-	-	(711)

Net loss	€(378,045)	€(3,228)	€(567)	€(381,839)

Attributable to the Company	(376,223)	(1,679)	(295)	(378,197)
Attributable to non-controlling interest	(1,822)	(1,549)	(272)	(3,643)
	(378,045)	(3,228)	(567)	(381,840)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,307	-	-	2,307
Total comprehensive loss	€(375,738)	€(3,227)	€(567)	€(379,533)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	45,142			45,142
Ordinary shares - Class B	2,268,957			2,268,957
Net loss per share from continuing operations - basic and diluted
Ordinary shares - Class A	(163.06)			(164.70)
Ordinary shares - Class B	(163.06)			(164.70)
Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	(0.31)			(0.31)
Ordinary shares - Class B	(0.31)			(0.31)

(*)	Includes the profit and loss activity of Juve Stabia from June 21, 2025 to December 31, 2025

(**)	Includes the profit and loss activity of Juve Stabia from January 1, 2025 through June 20, 2025 (date of acquisition)

(***)	Unaudited pro forma adjustment pertains to amortization of intangibles for the period of January 1, 2025 through June 20, 2025.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

The following unaudited pro forma profit and loss of the Company for the year ended December 31, 2024 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2024

	Historical Brera Holdings PLC	Historical Juve Stabia	Unaudited Pro Forma Adjustments (*)	Unaudited Pro Forma Combined
Revenue	€1,193	€6,548	€-	€7,741
Operating expense
Equity based expenses and warrants	961	-	-	961
General and administrative expense	4,473	11,349	1,210	17,032
Impairment of non-financial assets	-	-	-	-
Total operating expenses	5,434	11,349	1,210	17,993
Operating loss from continuing operations	(4,241)	(4,801)	(1,210)	(10,252)
Other income (expense):
Interest expense	(8)	(130)	-	(138)
Other income	412	791	-	1,203
Total other income	404	661	-	1,065

Loss before income taxes from continuing operations	(3,837)	(4,140)	(1,210)	(9,187)
Provision for income taxes	-	115	-	115
Net loss from continuing operations	(3,837)	(4,255)	(1,210)	(9,302)

Loss from discontinued operations, net of tax	(1,212)	-	-	(1,212)

Net loss	€(5,049)	€(4,255)	€(1,210)	€(10,514)

Attributable to the Company	(4,428)	(2,111)	(629)	(6,834)
Attributable to non-controlling interest	(621)	(2,144)	(581)	(3,037)
	(5,049)	(4,255)	(1,210)	(9,871)
Other comprehensive income (loss):
Foreign currency translation adjustments	(28)	-	-	(28)
Total comprehensive loss	€(5,077)	€(4,255)	€(1,210)	€(9,899)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	62,580			62,580
Ordinary shares - Class B	102,751			102,751

Net loss per share from continuing operations - basic and diluted
Ordinary shares - Class A	(23.21)			(56.26)
Ordinary shares - Class B	(23.21)			(56.26)

Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	(7.33)			(7.33)
Ordinary shares - Class B	(7.33)			(7.33)

(*)	Unaudited pro forma adjustment pertains to amortization of intangibles for the year ended of December 31, 2024

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA

Our percentage ownership in UYBA was reduced from approximately 51% to approximately 49% on May 31, 2025 as a result of a capital infusion from minority shareholders. During the six months ended June 30, 2025, we determined that UYBA, being a volleyball team, did not fit within our strategy to develop a group of professional football clubs and, as such, we decided to sell UYBA.

On June 17, 2025, we entered into a Private Agreement with various parties under which we sold our entire interest to Selene Sas Di Immobiliare, Luna Srl “Selene”. Pursuant to the Private Agreement, among other things, (i) the Advertising Concession Agreement between Brera Milano and UYBA was terminated and no longer in effect in exchange for a payment of €175 from the Company to UYBA, (ii) the Company sold to its ownership share of UYBA representing approximately 49% of UYBA’s total share capital for €1.00, and (iii) the five directors appointed to UYBA’s board of directors by the Company resigned, all finalized by June 27, 2025.

In connection with the sale, the parties executed a private sale agreement that replaces all prior arrangements among Brera Holdings PLC, Brera Milano S.r.l., and UYBA S.r.l. The agreement confirms that Mr. Pirola’s personal guarantees remain his responsibility after the transfer, and that all parties have mutually waived any existing or potential claims against one another.

An assessment under IAS 24.9 was performed to determine whether Selene is a related party. Ms. Luna Pirola is the daughter of Brera board member Mr. Pirola, owns 99% of Selene. Accordingly, Selene qualifies as a related party of the Company. The transaction is deemed to have been conducted on an arm’s length basis based on the following:

●	The sale price of €1 was consistent with UYBA’s negative equity position and economic substance;

●	No preferential terms, guarantees, or side agreements were granted to the buyer;

●	The transaction was approved through appropriate governance channels.

●	The transfer occurred as part of Brera’s strategic divestment of non-core, loss-making assets.

Prior to disposal, Brera Holdings PLC settled the €175 payable owed by Brera Milano S.r.l. to UYBA. The settlement was an intercompany transaction within the Brera group, had no impact on UYBA’s net assets at the sale date, and was not part of the consideration exchanged with SELENE SAS. In accordance with IFRS 10.B98, as the settlement was unrelated to the disposal, it was excluded from the gain or loss on sale and eliminated in consolidation before deconsolidation.

As a result of the transaction, the Company lost control over UYBA, which had previously been consolidated as a subsidiary. Following the sale, the Company no longer holds any equity interest in UYBA and therefore ceased consolidating its financial results as of June 17, 2025.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA (continued)

At the date control was lost, UYBA had total assets of approximately €4,300 and total liabilities of approximately €4,700, resulting in a net deficit position of approximately €365. See below table for details of the net deficit:

June 17, 2025
ASSETS
Current assets:
Cash	€268
Trade and other receivables	730
Inventory	4
Deposits and prepayments	24
Total current assets	1,026
Non-current assets:
Property and equipment	1,004
Right-of-use assets, net	458
Goodwill	471
Intangible assets	1,335
Total assets	€4,294

LIABILITIES AND NET DEFICIT
Current liabilities
Trade and other payables	€1,973
Deferred revenue	16
Lease liabilities	33
Loan payable	77
Bank overdraft	324
Total current liabilities	2,423

Non-current liabilities
Trade and other payables	1,104
Lease liabilities	506
Loan payable	625
Total non-current liabilities	2,235
Total liabilities	4,658
Net deficit	€(364)

The transaction resulted in a loss on disposal of €97, calculated as the difference between (i) the consideration received, (ii) the carrying amount of UYBA’s net liabilities removed from the consolidated statement of financial position, and (iii) the carrying amount of the non controlling interest derecognized. This loss has been recognized in discontinued operations section within the condensed consolidated statement of profit or loss for the period ended January 1, 2025 through June 17, 2025.

Because the sale represented the divestment of a separate major line of business, the results of UYBA have been classified and presented as discontinued operations in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Accordingly, the Company’s consolidated statements of profit or loss for all prior periods presented have been retrospectively restated to separately present the results of continuing and discontinued operations. Comparative information in the notes to the financial statements has also been updated, where applicable, to reflect this presentation.

The sale of UYBA completed the Company’s divestment from the volleyball operations segment. The Company does not retain any ownership interest, management role, or continuing involvement in UYBA following the transaction.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA (continued)

See the tables below for the summary of assets and liabilities of UYBA classified as discontinued operations as of and for the periods presented

December 31, 2024
ASSETS
Current assets:
Cash	€10
Accounts receivable and other receivables, net	690
Inventory	4
Deposits and prepayments	29
Total current assets of discontinued operations	733
Non-current assets:
Property and equipment	1,327
Right-of-use assets, net	508
Goodwill	167
Intangible assets	1,783
Total assets of discontinued operations	€4,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	€1,974
Deferred revenue	229
Lease liabilities	68
Loan payable	75
Bank overdraft	339
Total current liabilities of discontinued operations	2,685

Non-current liabilities
Trade and other payables	1,195
Lease liabilities	497
Loan payable	138
Total non-current liabilities of discontinued operations	1,830
Total liabilities of discontinued operations	€4,515

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA (continued)

See the tables below for the summary of statement of operations of UYBA classified as discontinued operations as of and for the periods presented

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	€972	€1,693	€837
Operating expenses
Equity-based expenses and warrants	-	-	-
General and administrative expenses	1,599	3,008	2,460
Impairment of non-financial assets	-	-	-
Total operating expenses	1,599	3,008	2,460

Other income (expense):
Interest income (expense)	(22)	(65)	(51)
Other income	35	127	(17)
Net gain/loss on disposal of subsidiary	(97)	-	-
Total other expenses, net	(84)	62	(68)

Loss before income taxes	(711)	(1,253)	(1,691)
Provision for income taxes	-	(41)	(41)
Net loss	(711)	(1,212)	(1,732)

	December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities from discontinued operations	€(701)	€9	€(389)
Net cash provided by (used in) investing activities from discontinued operations	€(33)	€(208)	€(989)
Net cash provided by (used in) financing activities from discontinued operations	€488	€(137)	€-

NOTE 4 – REVENUES, DEFERRED REVENUES AND SEGMENTS

Revenues

For the year ended December 31, 2025 the Company received revenue from digital assets treasury strategies launched in the fourth quarter of 2025 through our treasury strategy and from its sports business. The Company generated revenues from its digital assets treasury strategies primarily in the form of SOL staking rewards, while sports portfolio included revenues from advertising and sponsorships, ticketing revenues and player transfer fees, and other minor activities.

For the year ended December 31, 2024 and 2023, the Company generated revenues only from its sports business, including advertising and sponsorships revenues, ticket sales, player transfer fees, and training fees.

Disaggregation of revenue

The following table shows the disaggregation of revenue for the periods presented:

	2025	2024	2023
Digital asset treasury	€1,535	€-	€-
Legacy Sport Portfolio	2,949	1,193	311
Total	€4,484	€1,193	€311

For the year ended December 31, 2025, two customers individually accounted for approximately 25% and 21% of the Company’s total revenues, respectively. Revenues attributable to these customers were recognized within the Digital Assets Treasury and Legacy Sports Portfolios, respectively. No customer accounted for 10% or more of the Company’s total revenues during the years ended December 31, 2024 and 2023.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue (continued)

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled.

The following is a summary of deferred revenue recorded by the subsidiaries:

	December 31,
	2025	2024
Juve Stabia	€1,291	€-
Brera Milano	-	48
FKAP	18	15
Total	€1,309	€63

Segments

The Company’s Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, regularly reviews financial and operational information by business line to assess performance and allocate resources. Based on the current internal reporting structure and in accordance with IFRS 8, the Company monitors its results across two operating segments consisting of Digital Asset Treasury and Legacy Sport Portfolio.

●	Digital Asset Treasury: The Treasury segment manages the Company’s digital asset holdings and treasury strategy, with activities primarily consisting of staking rewards from digital assets.

●	Legacy Sport Portfolio: The Sport Portfolio segment includes the Company’s multi-club ownership strategy and related operations. Activities include ownership and management of sports clubs and generation of revenues from competition prizes, sponsorships, player transfers, and sports-related advisory and consulting services.

The CODM evaluates the performance of operating segments based on segment operating income (loss), which reflects revenues less directly attributable operating expenses. Segment operating income (loss) excludes income taxes, finance income and expense, and other non-operating items, as these are not allocated to the segments and are managed at the corporate level. The CODM reviews segment results on a periodic basis, including comparisons of current period performance to prior periods. The CODM reviews assets and liabilities on a consolidated basis and does not evaluate segment assets or segment liabilities for purposes of assessing segment performance or allocating resources. Accordingly, segment asset and liability information is not presented. Depreciation and amortization expense and impairment charges related to segment-specific assets are provided to the CODM to the extent such amounts are included in segment operating income or loss.

We provide the CODM depreciation and amortization expense and impairment charges that are generated from operating segment-specific assets, as these are included in segment operating income (loss).

Accounting policies associated with our operating segments are the same as those previously described in Note 2, including transactions between segments. Transactions between segments are reported as if each were a stand-alone business and are not eliminated in consolidations.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments (continued)

The below table reconciles segment income (loss) to consolidated income (loss) before income taxes for the periods presented:

	2025			2024			2023
	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated
Revenues	€1,535	€2,949	€4,484	€-	€1,193	€1,193	€-	€311	€311
Share based compensation	266,967	2,158	269,125	-	961	961	-	388	388
General and administrative expenses	19,939	17,932	37,871	-	4,473	4,473	-	3,670	3,670
Impairment of non-financial assets	66,052	15,947	81,999	-	-	-	-	-	-
Operating income (loss)	(351,422)	(33,088)	(384,510)	-	(4,241)	(4,241)	-	(3,747)	(3,747)
Interest income (expense)	-	(229)	(229)	-	(8)	(8)	-	47	47
Other income (expense)	(938)	7,235	6,297	-	412	412	-	521	521
Income (loss) before income taxes	€(352,360)	€(26,082)	€(378,442)	€-	€(3,837)	€(3,837)	€-	€(3,179)	€(3,179)

Segments (continued)

Revenues by geographical location are as follows:

	2025	2024	2023
Europe	€2,949	€1,193	€311
Other	1,535	-	-
Total	€4,484	€1,193	€311

Revenue generated from the Legacy Sport Portfolio is primarily derived from operations within Europe, reflecting the geographic concentration of that segment. Revenue generated from other locations primarily pertain to digital asset staking revenue which is inherently global in nature. This revenue is generated on a global basis and is not attributable to any specific geographic region.

NOTE 5 – EQUITY BASED COMPENSATION

Equity-based compensation consists of the following categories:

	2025	2024	2023
Equity based compensation for strategic advisors	€261,389	€-	€-
Equity based compensation for other parties	3,228
Restricted stock units, share options and restricted stock awards	4,508	961	190
Warrant expenses	-	-	198
Total	€272,353	€961	€388

Equity-based compensation for strategic advisor

For the year ended December 31, 2025, the Company accounted for warrants granted to non-employee strategic advisors in respect of Class B ordinary shares, including pre-funded warrants and common warrants, as equity-settled share-based payment arrangements under IFRS 2. The awards were granted in exchange for advisory services and were measured at the fair value of the services received, or if that fair value was not reliably measurable, by reference to the grant-date fair value of the equity instruments granted. The resulting compensation cost is recognized in profit or loss over the relevant service period based on the expected vesting of the awards; market-based vesting conditions are reflected in the grant-date fair value, while expense for awards subject solely to service conditions is adjusted for actual and expected forfeitures, as applicable. Refer to Note 14, Share-based compensation, and Note 16, Related Parties Transactions, for more information on these expenses.

The Company recognized share-based payment expenses of €4,508, €961 and €190 during the years ended December 31, 2025, 2024 and 2023, respectively, in relation to Restricted Stock Units, Share Options and Restricted Stock Awards granted to the Company’s employees and directors. The expense was measured at grant-date fair value and recognized over the vesting period in accordance with IFRS 2. Refer to Note 14 for more details.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include the following categories:

	2025	2024	2023
Accounting, tax, and audit fees	€645	€159	€151
Legal fees	3,823	883	858
Consulting and advisory fees	3,357	1,253	866
Directors’ fees	423	223	194
Compensation and benefits	6,805	529	336
Player management expenses	1,403	-	-
Travel and entertainment	637	341	350
Insurance and medical benefit expenses	538	117	71
Advertising and marketing expenses	463	411	310
Provision for bad debts and other financial asset impairment	15,966	6	82
Ticket and store expenses	359	12	-
Office and supplies and administrative expenses	693	185	209
Depreciation and amortization expense	1,141	85	55
Utilities and rent	406	173	66
Miscellaneous	1,212	96	122
Total	€37,871	€4,473	€3,670

NOTE 7 – IMPAIRMENT FOR NON-FINANCIAL ASSETS

The Company assesses an impairment of non-financial assets in accordance with IAS 36. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually and whenever indicators of impairment exist. Property and equipment, right-of-use assets and finite-lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Digital assets are assessed in accordance with the Company’s digital asset accounting policy.

For purposes of impairment testing, assets are tested individually or, where the asset does not generate cash inflows that are largely independent of other assets, at the cash-generating unit (“CGU”) level. The recoverable amount is the higher of fair value less costs of disposal and value in use. An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount.

During the year ended December 31, 2025, the Company recognized impairment losses related to the following asset categories:

December 31,
2025
Digital Assets	€66,052
Intangible Assets and Goodwill	15,912
Property and Equipment	35
Total	€81,999

During the year ended December 31, 2025, the Company performed impairment assessments of the FKAP cash-generating unit (“FKAP CGU”) and the S.S. Juve Stabia cash-generating unit (“JS CGU”) in accordance with IAS 36. The FKAP CGU and JS CGU are administrative entities within the Legacy Sports Portfolio segment, as described in Note 4.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management identified impairment indicators for the FKAP CGU, including declining revenues and cash flows and the decision to dissolve FKAP in 2026. Management also identified impairment indicators for the JS CGU, including governance and regulatory issues affecting operations and cash flows, the withdrawal of minority shareholder support, a regulatory-driven change to full ownership by the Company, increased financial risk concentration and the inherent volatility of performance-driven football operations. As a result of these assessments, the Company recognized impairment losses of €855 and €15,092 for the FKAP CGU and JS CGU, respectively, in the consolidated statement of profit or loss for the year ended December 31, 2025.

As of December 31, 2025, the classes of assets within the FKAP CGU subject to impairment included goodwill, identifiable intangible assets, property and equipment and other CGU assets. The recoverable amount of the FKAP CGU was determined to be nil, representing its value in use, which was measured using a discounted cash flow model. The impairment loss was allocated first to fully write off goodwill of €75, with the remaining €780 allocated to identifiable intangible assets of €745 and property and equipment of €35. No impairment was recognized on other CGU assets, as their carrying amounts approximated their recoverable amounts. As of December 31, 2025, the carrying amount of goodwill and identifiable intangible assets allocated to the FKAP CGU was fully impaired.

As of December 31, 2025, the classes of assets within the JS CGU subject to impairment included goodwill and identifiable intangible assets. The recoverable amount of the JS CGU was determined to be €225, representing its value in use, which was measured using a discounted cash flow model. The impairment loss was allocated first to fully write off goodwill of €9,999, with the remaining €5,093 allocated to identifiable intangible assets. As of December 31, 2025, the carrying amount of goodwill and identifiable intangible assets allocated to the JS CGU amounted to €18,929, of which €15,092 was impaired.

During 2025, management also assessed UYBA for impairment indicators under IAS 36. Prior to the May 2025 approval of the plan to dispose of UYBA, management considered UYBA’s historical losses and cash flow performance and concluded that such losses were consistent with the then-approved operating strategy and forecasts. No plan had been approved to discontinue or dispose of UYBA before its previously expected use. Accordingly, management did not identify a new impairment indicator requiring a separate quantitative impairment test for UYBA at prior reporting dates.

In May 2025, the Board approved a plan to dispose of UYBA, which represented a significant change in the expected manner of recovery of the related assets and therefore an impairment indicator under IAS 36. Immediately before classification as held for sale, management considered whether any impairment was required under IAS 36. Upon meeting the IFRS 5 held-for-sale criteria, the UYBA disposal group was measured at the lower of its carrying amount and fair value less costs to sell.

The sale of UYBA was completed on June 17, 2025 for nominal consideration of €1. Given the short period between the Board’s approval of the disposal plan and completion of the sale, UYBA’s negative net asset position at disposal of approximately €143 thousand, and the nominal sale price, management concluded that any required remeasurement related to the disposal group was reflected in the losses recognized through the date of disposal and the gain or loss on deconsolidation. Accordingly, no separate impairment loss was recognized for UYBA during the year ended December 31, 2025.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BASIC AND DILUTED LOSS PER SHARE

The Company computes net loss per share of Class A Ordinary Shares and Class B Ordinary Shares using the two class method. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding during the year to assume conversion of all potentially dilutive securities to ordinary shares. Because the Company has reported a net loss for each of the years ended December 31, 2025, 2024 and 2023, diluted net loss per ordinary share is the same as basic net loss per common share for such periods as the inclusion of any dilutive ordinary shares during these periods would result in the net loss per ordinary share calculation to be anti dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2025, 2024 and 2023, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	2025		2024		2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net loss from continuing operations	(377,334)	(377,334)	(3,837)	(3,837)	(3,179)	(3,179)
Net loss from discontinued operations	(711)	(711)	(1,212)	(1,212)	(1,732)	(1,732)
Allocation of net loss from continuing operations between Class A and Class B Ordinary Shares	(7,361)	(369,973)	(1,452)	(2,385)	(764)	(3,674)
Allocation of net loss from discontinued operations between Class A and Class B Ordinary Shares	(14)	(697)	(459)	(753)	(764)	(3,674)
Denominator:
Weighted average shares	45,142	2,268,957	62,580	102,751	77,000	44,101
Basic and diluted net loss per share from continuing operations	(163.06)	(163.06)	(23.21)	(23.21)	(26.26)	(26.26)
Basic and diluted net loss per share from discontinued operations	(0.31)	(0.31)	(7.33)	(7.33)	(14.30)	(14.30)

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – DIGITAL ASSETS

During 2025, the Company began executing its Solana-based digital asset treasury and infrastructure strategy. The Company’s digital assets consist of SOL, the native cryptocurrency of the Solana blockchain. The Company’s digital assets may be acquired through purchases, received as consideration in financing transactions or other arrangements, and generated through staking activities.

The Company holds digital assets through digital wallets and custody arrangements, including arrangements with third-party service providers. Certain digital assets may be subject to staking, transfer or other restrictions that limit the Company’s ability to sell, transfer or otherwise access the assets during the applicable restriction period. For Locked SOL received in the PIPE transaction, the restrictions are associated with the specific wallet addresses and custody arrangements through which the assets are held, and the Company’s assessment considers whether the assets were restricted at the date the Company obtained control of the assets. The Company’s digital assets are subject to risks associated with digital asset markets, including price volatility, cybersecurity risk, custody risk, validator risk, regulatory risk, liquidity risk, counterparty risk and the risk of loss or limited access due to operational or technological failures.

The following table presents the Company’s digital asset holdings as of December 31, 2025. The Company did not hold any digital assets as of December 31, 2024:

	Quantity	Cost Basis	Carrying Value
SOL	787	133,619	83,377
SOL, restricted	153	27,278	11,469
Total digital assets	940	160,897	94,846

Restricted SOL represents SOL that is subject to vesting, transfer or other contractual restrictions. The Company does not have the ability to freely transfer, sell or unstake restricted SOL until the applicable vesting or unlock conditions have been satisfied. The Company considered the nature and duration of such restrictions, the expected vesting period, the liquidity of SOL, market volatility and other relevant market participant assumptions in determining the carrying value of Restricted SOL. Where applicable, management considered whether a discount for lack of marketability or other valuation adjustment was required.

The Company may stake unrestricted SOL through validators, including third-party validators and related-party validators, where applicable. Staked unrestricted SOL remains recognized as a digital asset of the Company when the Company retains beneficial ownership and the economic rights to the staked SOL and related staking rewards. Staking arrangements may be subject to lock-up, protocol, validator or custody restrictions, which may limit the Company’s ability to access or transfer the related SOL during the applicable period. Staking rewards are recognized in accordance with the Company’s revenue recognition and digital asset accounting policies.

The following table presents a reconciliation of the carrying value of the Company’s digital assets for the year ended December 31, 2025:

2025
SOL as of December 31, 2024	€-
In-kind SOL received from contributions	31,762
Purchases of SOL	127,660
Staking rewards	1,535
Impairment of SOL	(66,052)
Forex translation adjustment	(59)
SOL carrying value as of December 31, 2025	€94,846

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Solana Foundation Arrangement

As of December 31, 2025, the Company had a prepayment for digital assets of €28,680, representing amounts paid for digital assets that had not yet been delivered to the Company as of the reporting date. These amounts were recorded as prepaid assets because the Company had not obtained control of the underlying digital assets as of December 31, 2025. Upon delivery of the digital assets, the Company will reclassify the balance from prepaid assets to digital assets, or another appropriate asset classification, based on the nature and intended use of the assets. The Company assessed the prepayment for digital assets for impairment in accordance with the Company’s impairment policy and recognized an impairment provision of EUR14,426 as of December 31, 2025.

The Company entered into an arrangement with the Solana Foundation pursuant to which the Company acquired SOL at a 15% discount to a market-based reference price. In October of 2026, the lock-up period restrictions will be removed. Subsequently in January 2026, the Company received the delivery of the SOL digital assets and recorded them in accordance with the existing accounting policy for digital assets.

The Company considers the Solana Foundation to be a related party due to certain contractual arrangements, including participation rights and the right to appoint members to the Board of Directors.

Note 10 - INTANGIBLE ASSETS

Digital assets are presented separately in Note 9 – Digital Assets and are not included in the intangible assets balances below. Intangible assets for the years ended December 31, 2025 and 2024 are composed of the following:

	December 31,
	2025	2024
Customer relationships	€1,500	€-
Broadcasting rights/sports titles/stadium lease	2,675	75
Brand	9,640	710
Player contracts	5,155	130
Other	-	-
Subtotal	18,970	915
Less accumulated amortization	(1,301)	(134)
Net	17,669	781
Goodwill	10,074	75
Impairment of intangibles	(15,912)	-
Total	€11,831	€856

The total amortization expense of intangible assets for the years ended December 31, 2025, 2024 and 2023 were €1,171, €80, and €84 respectively.

The cost of and amortization methods and periods used by the Company for customer relationships, broadcasting rights and other intangible assets are disclosed in Note 2 under Intangible Assets.

The asset’s useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – FINANCIAL ASSETS AND LIABILITIES

The following table sets out the financial assets as at the end of the reporting period:

	December 31,
	2025	2024
Financial assets
Cash	€16,199	€1,522
Accounts receivable and other receivables, net	4,117	352
Receivable for private company shares	7,641	-
Loans receivable*	94	311
Total	€28,051	€1,875

*	Loans receivable for the years ended December 31, 2025 and 2024 is presented in the statement of financial position under prepayments and other current assets.

Any loss allowance for accounts receivables has been measured at an amount equal to the lifetime ECL. The ECL on accounts receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. At the end of our reporting period, management considers the ECL for trade and other receivables is insignificant.

Financial Asset at Amortized Cost	12-Month or Lifetime ECL	Gross Carrying Amount EUR	Loss Allowance EUR	Net carrying Amount EUR
2025
Accounts receivables	Lifetime ECL - Not credit-impaired	5,700	1,583	4,117
Other receivables	12-month ECL	-	-	-
		5,700	1,583	4,117
2024
Accounts receivables	Lifetime ECL - Not credit impaired	359	9	352
Other receivables	12-month ECL	-	-	-
		359	9	352

	December 31,
	2025	2024
Financial assets
Opening ECL Allowance	9	-
Increase in lifetime ECL - charged to profit or loss	1,608	9
Write-offs during the year (against ECL)	(33)	-
Total ECL Allowance	1,584	9

During 2025, the total credit losses recognized in profit or loss amounted to €1,608 which includes €1,527 for write-offs against accounts receivables and €81 for write-offs against loans to related parties.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the financial liabilities at the end of the reporting period:

	December 31,
	2025	2024
Accounts payable and long term payables	€16,409	€1,466
Accruals and other current liabilities	1,399	6
Other long-term liabilities	842	250
	€18,650	€1,722

Accounts payable and long term payables mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services.

Accruals and other current liabilities represent accrued expenses, VAT and other taxes payable. Included in the other liabilities is the derivative liability recorded by the Company in relation to its contractual obligation to purchase SOL tokens. The derivative liability as of December 31, 2025 amounted to €230.

Other long-term liabilities amounted to €842 and €250 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, other long-term liabilities consisted of €731 of tax liabilities, €106 of contingent consideration and €5 of warrant liabilities. As of December 31, 2024, other long-term liabilities consisted of €120 of contingent consideration, €51 of warrant liabilities and €79 of loan payables.

Legal Matters and Contingencies

The Company is subject to legal proceedings, claims and regulatory matters that arise in the ordinary course of business. The Company recognizes a provision when it has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where the effect of the time value of money is material, provisions are discounted to present value.

In connection with the Company’s disposal of UYBA in June 2025, the parties entered into a private sale agreement that replaced prior arrangements among Brera Holdings PLC, Brera Milano S.r.l. and UYBA S.r.l. The agreement provided that certain personal guarantees remained the responsibility of the relevant guarantor after the transfer and that the parties mutually waived existing or potential claims against one another. No separate legal contingency has been recognized in connection with the UYBA disposal.

As of December 31, 2025, the Company recognized provisions totaling €842 in relation to legal claims and contingencies associated with its subsidiary, Juve Stabia. The amount is recorded within current and non accounts payable in the consolidated statement of financial position.

The provisions primarily relate to:

●	disputes with sports agents and player-related counterparties;

●	employment-related claims, including unpaid wages and termination disputes;

●	commercial disputes with service providers and consultants; and

●	other minor legal matters.

The provisions reflect management’s best estimate of the expenditure required to settle present obligations arising from past events, based on information available at the reporting date and consultation with external legal counsel.

In addition, the Company is involved in other legal and contractual matters of a similar nature to those described above for which no provision has been recognized as of December 31, 2025 because management has concluded that an outflow of economic resources is not probable. While the potential exposure associated with these matters has been estimated at approximately €0.9 million, the ultimate outcome remains uncertain and no liability has been recorded in the consolidated financial statements.

Lastly, Juve Stabia has been subject to judicial supervision by the Italian authorities in connection with investigations concerning alleged associations involving certain third parties. Management has been cooperating with the relevant authorities as they were completing their investigation. As of the reporting date, no loss contingency has been recorded because management does not believe a probable and estimable obligation exists.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to year-end, the Company disposed of its entire equity interest in S.S. Juve Stabia S.r.l., including its debt, tax and other obligations. As part of the transaction, management believes the Company’s exposure to future obligations relating to these matters has been substantially reduced. The disposal has been treated as a non-adjusting subsequent event (See Note 18, Subsequent Events, for more details).

Except as disclosed above, the Company is not currently a defendant to any material legal proceedings, investigations or claims, and management is not aware of any other material commitments or contingent liabilities that require recognition or disclosure under IAS 37.

NOTE 12 – INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31,
	2025	2024	2023
Net loss before taxes for the period	379,154	5,090	4,871
Permanent differences	361,361	1,679	-
Expected income tax recovery at statutory income tax rates	5,003	509	(7)
Difference in tax rates, foreign exchange, and other	-	-	-
Change in deferred tax assets not recognized	-	(509)	7
Income tax recovery	5,003	-	-

Statutory income tax rate	%
Italy	24.0%
Macedonia	10.0%
Ireland	12.5%

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31,
	2025	2024
Deferred tax assets/(liabilities)	5,003	509
Net operating loss carryforwards	17,792	3,411
Deferred tax assets not recognized	(5,003)	(3,920)
Deferred tax on amortization of intangible assets	(2,413)	-
Net deferred tax asset/(liabilities)	(2,413)	-

As of December 31, 2025 and 2024, the Company has approximately $17,439 and $3,411 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire - with the exception of €136 that expire over 3 years. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The Company was incorporated in Ireland on June 30, 2022, no provision for income taxes in Ireland has been made as Brera Holdings PLC did not generate any Ireland taxable income for the years ended December 31, 2025, 2024 or 2023. The corporate tax rate for trading income in Ireland is 12.50% for the years ended December 31, 2025, 2024 and 2023.

Italy

The Company conducts a majority of its business in Italy and is subject to tax in this jurisdiction. During the years ended December 31, 2025, 2024 and 2023, all taxable income (loss) of the Company is generated in Italy. As a result of its business activities, the Company files tax returns that are subject to examination by the Italian Revenue Agency.

Italian companies are subject to two enacted income taxes at the following rates:

	2025	2024	2023
IRES (state tax)	24.00%	24.00%	24.00%
IRAP (regional tax)	3.90%	3.90%	3.90%

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

For the years ended December 31, 2025, 2024 and 2023, the Company’s income tax expenses are as follows:

	2025	2024	2023
Current tax expenses	500	(41)	41

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31,
	2025	2024	2023
Current tax expense
(Loss) profit before tax for the year	379,154	5,049	4,911
Expected income tax expense	500	-	-
Current tax expense	500	-	-
Deferred tax expense
Origination and reversal of temporary differences	(1,607)	-	-
Recognition of previously unrecognized tax losses	(2)	-	-
Deferred tax expense (benefit)	(1,609)	-	-
Total income tax benefit	(1,109)	-	-

North Macedonia

North Macedonian companies are subject to corporate tax on their worldwide income. North Macedonian companies are companies incorporated in North Macedonia. Foreign companies are taxed in North Macedonia on their profits generated from activities conducted through a permanent establishment in the country and on income from North Macedonian sources. The corporate tax rate for trading income in North Macedonian is 10% for the years ended December 31, 2025, 2024 and 2023.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHARE CAPITAL AND OTHER RESERVES

SHARES ISSUED

The authorized share capital of the Company consists of 1,053,000,000 shares, consisting of (i) 1,003,000,000 shares of ordinary shares, with a nominal value of US$0.50 per share, of which 500,000 shares are designated Class A Ordinary Shares, nominal value US$0.50 per share, and 1,002,500,000 shares are designated Class B Ordinary Shares, nominal value US$0.50 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. The rights, including the liquidation and dividend rights, of the holders of our Ordinary Class A and Ordinary Class B shares are identical, except with respect to voting.

2023 Initial Public Offering

In January 2023, our Company conducted an initial public offering (the “Offering” or “IPO”) of 15,000 Class B Ordinary Shares at an Offering price of US$500.00 per share (the “IPO Price”), which was led by Revere Securities, LLC (the “Representative”), as a lead underwriter. In exchange for the Representative’s firm commitment to purchase the offered shares, the Company agreed to sell the shares to the Representative at a purchase price of US$465, which represented a 7% discount to the public offering price per share. The Company also granted the Representative a 45 day over allotment option to purchase up to 15% of the Class B Ordinary Shares sold in the IPO (2,250 Class B Ordinary Shares) at the IPO Price from the Company, less underwriting discounts and commissions and a non accountable expense allowance. During the year ended December 31, 2023, the Company sold 16,500 shares for cash, including 15,000 shares sold at the January 2023 initial public offering and 1,500 of which were issued in August 2023 to an investor, for aggregate proceeds of approximately €6,777.

The Company also issued the Representative a warrant to purchase up to 7% of the Class B Ordinary Shares sold in the IPO (1,500 Class B Ordinary Shares), which are exercisable at any time from July 26, 2023 to July 26, 2028 for US$500.00 per share (100% of the IPO Price per Class B Ordinary Share). These warrants contained customary anti dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The IPO Shares were offered and sold, and the warrant issued to the Representative was issued pursuant to the Company’s Registration Statement on Form F 1 (File No. 333 268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The IPO Shares, the warrant issued to Representative and the Class B Ordinary Shares underlying that warrant were registered as a part of the Registration Statement. The Company used the net proceeds from the IPO to fund the acquisition or management rights of football clubs; continue investment in social impact football; sales and marketing; as well as for working capital and general corporate purposes.

2024 Private Placements

Series A Preferred Shares: In December 2024, the Company completed two closings of a private placement offering of its securities selling 545,000 Series A Preferred Shares at an offering price of US$5.00 per share for total net proceeds of €2,623. Each Series A Preferred Share is convertible at the option of the shareholder into eight (8) Class B Ordinary Shares. We have used the proceeds from this private placement for working capital requirements as well as to fund the initial cash portion of our investment in Juve Stabia.

2024 Conversion of Shares

During the year ended December 31, 2024, the Company converted 18,500 Class A ordinary shares into Class B ordinary shares in accordance with the terms of the Company’s share capital structure.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2025 Private Placements

Ordinary Shares: On June 17, 2025, the Company entered into subscription agreements with certain individual purchasers, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 20,741 Class B Ordinary Shares, US$0.50 nominal value per share, in a registered direct offering, for gross proceeds of €1,210.

Series A Preferred Shares: During the period from February through March 2025, the Company entered into private placement agreements with investors whereby we issued 186,400 Series A Preferred Shares at an offering price of US$5.00 per share for total gross proceeds of €810. Each Series A Preferred Share is convertible at the option of the shareholder into eight (8) Class B Ordinary Shares.

Series B Preferred Shares: During the period from May through September 2025, the Company entered into private placement agreements with investors whereby we sold 161,990 units of our Series B Preferred Shares at an offering price of US$5.40. Each unit consisted of one Series B Preferred Share and a warrant to purchase a number of Class B Ordinary Shares equal to 10% of the number of Class B Ordinary Shares underlying the Series B Preferred Shares at US$13.50 per share. Total gross proceeds received in connection with these transactions were €689.

2025 Conversion of Shares

During the year ended December 31, 2025, the Company completed a series of share conversions in accordance with the terms of its governing agreements. On July 18, 2025 and October 24, 2025, an aggregate of 711,400 Series A Preferred Shares were converted into 56,912 Class B Units. Additional Series B Preferred Share conversions occurred on September 15, 2025 (83,194 shares into 6,656 Class B Units), October 3, 2025 (60,277 shares into 4,822 Class B Units), and October 24, 2025 (18,519 shares into 1,419 Class B Units). In addition, in September 2025, 31,380 Class A Ordinary Shares were reclassified, and 63,380 Class B Ordinary Shares were issued. These transactions were accounted for as equity reclassifications within share capital and did not impact the consolidated statement of profit or loss.

September 2025 PIPE Transaction

In September 2025 the Company completed a private investment in public equity transaction, or PIPE Offering, pursuant to which the Company issued Class B Ordinary Shares, PIPE Common Warrants, PIPE Pre Funded Warrants, and certain additional warrants issued pursuant to related warrant purchase arrangements. The warrant instruments issued in connection with the PIPE Offering, including their key terms, classification, valuation methodology, and fair value assumptions, are described below.

The Company received the aggregate gross proceeds of approximately €253,900 from the PIPE Offering in exchange for the issuance of 6,1 50,5,52 Class B Ordinary Shares, which resulted in an increase to the Company’s Share Capital of €2.6 million, representing the nominal value of the Class B Ordinary Shares issued, and an increase to the Company’s Other Reserves of approximately €143.3 million, net of transaction costs directly attributable to the equity issuance. A portion of the PIPE proceeds was received in the form of non-cash contributions, consisting of SOL €1,349, Locked SOL €30,229, USDC of €49,715, USDT of €17,685, and private company common shares with an estimated fair value of €8,434, with the remainder received in cash.

The Company allocated the proceeds from the PIPE Offering among the Class B Ordinary Shares, PIPE Common Warrants, PIPE Pre Funded Warrants, and related investor warrants on a relative fair value basis. For purposes of the allocation, the Company used the estimated fair values of each instrument at the issuance date. The estimated fair value used for the Class B Ordinary Shares was approximately €1,295,894. The estimated fair value used for the PIPE Common Warrants was approximately €1,281,409, the estimated fair value used for the PIPE Pre Funded Warrants was approximately €108,525 million, the estimated fair value used for the Investor Warrants was approximately €12,686.

Based on the relative fair value allocation, before transaction costs, approximately €123,843 of the PIPE proceeds was allocated to the Class B Ordinary Shares, approximately €119,874 was allocated to the PIPE Common Warrants, and approximately €10,152 was allocated to the PIPE Pre Funded Warrants. Transaction costs directly attributable to the PIPE Offering were recorded as a reduction of equity. After giving effect to such transaction costs, the Company recorded approximately €235,135 as a net increase to the Shareholders’ Equity, consisting of €2,602 recorded to Share Capital and €232,533 recorded to Other Reserves.

The Class B Ordinary Shares issued in connection with the PIPE Offering were recorded at nominal value of $0. 50 per share within Share Capital, with the excess proceeds, net of directly attributable transaction costs, recorded within Other Reserves. The warrant instruments issued in connection with the PIPE Offering were classified as equity instruments and recorded within Other Reserves. No subsequent fair value remeasurement is required for these equity classified instruments.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the September 2025 PIPE transaction, the Company entered into a Strategic Advisory Agreement for the advisory services provided by the strategic advisors during the PIPE transaction and for future advisory services and issued fully vested equity warrants in exchange for these services. The Company recorded €261,389 as equity-based compensation expenses for these equity warrants. Refer to Note 5, Equity-based compensation expenses, Note 14, Share-based compensation, and Note for more details on the terms, accounting treatment and measurement of these

Excess Issuance of Class B Ordinary Shares to Related Parties and others

In September 2025, the Company issued approximately 54,000 excess Class B Ordinary Shares to the Company’s Chairman of the Board of Directors and entities related to him as well as to other unrelated individuals, due to a clerical error. In connection with this matter, the Company recorded this error as Share pending cancellation within the Shareholders Capital amounting to €22, representing approximately 54,000 shares multiplied by US$0.50 par value of share. The amount was deducted from the Company’s Share Capital, and a corresponding Shares pending cancellation was recorded within equity in the consolidated balance sheet. This matter did not affect the Company’s consolidated statement of profit or loss or consolidated statement of cash flows for the year ended December 31, 2025. The matter has not been resolved as of the date of the issuance of this report.

Class A Ordinary Shares to a Related Party

During the year ended December 31, 2025, the Company did not properly cancel 567,380 Class A Ordinary Shares held by related parties, which included the former Chairman of the Board and his affiliated companies. Although these shares are not legally outstanding as per the Company’s legal records, the Company did not follow proper procedures to remove these shares from the Company’s Share Register. The management is currently evaluating its plan of actions with respect to these Class A Ordinary Shares.

2025 ATM transaction

In November 2025 the Company filed a registration statement with the Securities and Exchange Commission for the at the market shares offering program (the “ATM”) under which the Company may offer and sell Class B Ordinary shares for up to $97 million in gross proceeds. During the year ended December 31, 2025, the Company did not issue and sell any shares under its ATM program.

EQUITY WARRANTS ISSUED

Equity Warrants Issued to Unrelated Parties

2023 Revere Warrants

During the year ended December 31, 2023, the Company issued a 5 year warrant to purchase 1,05 0 Class B Ordinary Shares to Revere, the IPO underwriter. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of US$0,5 0 per share. The Company used the Black Scholes option pricing model to measure the initial value of these warrants and recorded €198 at inception as an warrant liability and a charge to Other Reserves. Since a variable number of shares may be issued for this warrant under certain circumstances, IAS 32 requires it be recorded as a financial liability. As of December 31, 2025, 2024 and 2023, we adjusted the fair value of the warrant liability using the Black Scholes option pricing model to €7, €49 and €213, respectively. During the years ended December 31, 2025, 2024 and 2023, we recorded other income (expense) of €42, (€15) and €164, respectively, in the Consolidated Statements of Profit or Loss as a change in the fair value of the warrant liability.

During the years ended December 31, 2025, 2024 and 2023 the assumptions used in determining the fair value of the warrant issued to Revere were as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023
Expected term in years	2.08 years	3.08 years	4.08 years
Risk free interest rate	3.47%	4.27%	3.84%
Annual expected volatility	181.0%	144.0%	124.0%
Dividend yield	0.00%	0.00%	0.00%

Equity Warrants Issued to Investors in 2025 Private Placements

In connection with the private placements of Series B Preferred Shares that occurred from May through September 2025, the Company issued warrants to investors to purchase Class B Ordinary Shares. In total, 12,968 warrants were issued, each entitling the holder to purchase a number of Class B Ordinary Shares equal to 10% of the number of Class B Ordinary Shares underlying the related Series B Preferred Shares. The warrants are exercisable at a price of US$13.50 per share, were issued on the closing date, are immediately exercisable, and expire five years from the date of issuance. The warrants are classified as equity instruments in accordance with IAS 32 as they represent contracts that will be settled by the exchange of a fixed number of the Company’s own equity instruments for a fixed amount of cash and do not contain any contractual obligation for the Company to deliver cash or another financial asset. The fair value of the warrants was determined at the grant date using the Black Scholes option pricing model and amounted to approximately €51, which was recognized within equity. The valuation was based on an expected term of five years, expected volatility of approximately 100%, a risk free interest rate ranging from approximately 3.96% to 3.99%, and no expected dividends. Management determined that the Black Scholes model was appropriate as the warrants contain standard option features and do not include complex or path dependent characteristics. Of the 12,968 warrants, 222 were exercised for cash, resulting in the issuance of 222 Class B ordinary shares for aggregate proceeds of €26.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Warrants Issued to Investors in 2025 Private Placements (continued)

September 2025 PIPE Common Warrants: In connection with the PIPE Offering that was closed in September of 2025, the Company issued Class B Ordinary Shares together with free standing PIPE Common Warrants and PIPE Pre Funded Warrants. The Company issued an aggregate of 66,666,668 PIPE Common Warrants (including 7,304,444 warrants issued to certain related parties), each exercisable for one Class B Ordinary Share at an exercise price of $6.75 per share; these warrants were immediately exercisable and expire 36 months from the date of issuance. The PIPE Common Warrants include customary anti dilution adjustments for stock splits, stock dividends and similar recapitalization events, as well as provisions requiring assumption by a successor entity in the event of a fundamental transaction. The warrants do not contain provisions that require or permit cash settlement. The Company classified the PIPE Common Warrants as equity instruments because they were exercisable for a fixed number of shares and at a fixed exercise price, and do not include a contractual obligation for the Company to deliver cash or another financial asset. The PIPE Common Warrants were recognized within equity at initial recognition and are not subsequently remeasured.

September 2025 PIPE Pre-Funded Warrants: In connection with the PIPE Offering, the Company also issued 5,161,152 PIPE Pre Funded Warrants (including 4,611,111 warrants issued to certain related parties), each exercisable for one Class B Ordinary Share at a nominal exercise price of $0.05 per share. These warrants are immediately exercisable and remain outstanding until exercised in full. The PIPE Pre Funded Warrants may be exercised for cash or on a cashless basis, and this cashless exercise feature is determined by the Company to be an administrative mechanism that facilitates exercise without requiring cash payment and does not change the underlying economics of the instrument. The Company determined that the PIPE Pre Funded Warrants are equity instruments and were recorded within Shareholder Equity at the issuance date and are not subsequently remeasured. For purposes of earnings per share, the PIPE Common Warrants and PIPE Pre Funded Warrants are considered potential ordinary shares and are included in diluted earnings per share when dilutive. Due to the nominal exercise price of the Pre Funded Warrants, these instruments are expected to be highly dilutive in periods in which the Company reports positive earnings.

For purposes of allocating the proceeds of the PIPE transaction, the Company estimated the fair values of the PIPE Common Warrants and PIPE Pre Funded Warrants at the issuance date. The estimated fair value of the PIPE Common Warrants was approximately €1,296,000, and the estimated fair value of the PIPE Pre Funded Warrants was approximately €108,500. These fair values were used as inputs in determining the relative fair value allocation of the total proceeds among the Class B Ordinary Shares, PIPE Common Warrants and PIPE Pre Funded Warrants. The total proceeds were allocated among the instruments issued on a relative fair value basis, with the amounts attributable to the PIPE Common Warrants and PIPE Pre Funded Warrants recorded within equity as a separate component of reserves. Transaction costs directly attributable to the issuance were recorded as a reduction of equity. Upon exercise of the warrants, the related amounts recorded in equity are reclassified within equity together with any proceeds received, and any warrants that expire unexercised remain within equity.

During the year ended December 31, 2025 and 2024, the assumptions used in the Black-Scholes model when determining the fair value of the warrants issued in relation to the pipe transaction were as follows:

	Common Warrants	Pre-Funded Warrants
Expected term in years	3.0 years	2.0 years
Risk-free interest rate	3.51%	4.17%
Annual expected volatility	150%	150%
Dividend yield	0.0%	0.0%

Equity Warrants Issues to Related Parties

2024 and 2025 Boustead Private Placement Warrants

In December 2024, the Company issued 5 year warrants to Boustead Securities LLC (“Boustead”) to purchase 38,150 Series A Preferred Shares in connection with the private placement offering of 54,500 Series A Preferred Shares. The warrants expire in December 2029 and are fully exercisable upon issue at US$5.00 per share. The warrants contain a cashless exercise feature which required the Company to determine whether to account for the warrant as equity or as a liability. Following the guidance of IAS 32, paragraph 26, Management considered the probability of occurrence of contingent events and concluded that feature is not genuine as the events are very unlikely to occur. Accordingly, we have classified the warrants as equity. We valued the warrants using the Black Scholes option pricing model at a total of €101. During the year ended December 31, 2025, the Company issued five year warrants to Boustead and other placement agents in connection with private placement offerings. The Company issued warrants to purchase 13,048 Series A preferred shares with a total fair value of €50. During the year ended December 31, 2025, the Company exercised 44,128 Series A warrants, which resulted in the issuance of 3,114 Class B ordinary shares. The Company also had 10,535 outstanding Class B warrants issued during the year ended December 31, 2022, which were exercised on a cashless basis, resulting in the issuance of 855 Class B ordinary shares.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2024 and 2025 Boustead Private Placement Warrants (continued)

In addition, the Company issued warrants to purchase 11,339 Series B preferred shares, exercisable at $5.40 per share, with a total fair value of €359. All warrants have a contractual term of five years, expire during the year ending December 31, 2030, and are fully exercisable upon issuance. The warrants contain a cashless exercise feature which required Management to determine whether to account for the warrant as equity or as a liability. Following the guidance of IAS 32, paragraph 26, Management considered the probability of occurrence of contingent events and concluded that feature is not genuine as the events are very unlikely to occur. Accordingly, we have classified the warrants as equity. During the year ended December 31, 2025, warrant holders exercised 11,339 Series B preferred share warrants, resulting in the issuance of 6,118 Class B ordinary shares.

During the year ended December 31, 2025 and 2024, the assumptions used in the Black-Scholes model in determining the fair value of the warrants issued to Boustead and other placement agents were as follows:

	December 31, 2025	December 31, 2024
Expected term in years	5.0 years	5.0 years
Risk-free interest rate	3.96-4.48%	4.45%
Annual expected volatility	100.0%	60%
Dividend yield	0.0%	0.0%

2025 Boustead PIPE Placement Agent Warrants

On September 21, 2025 (the “grant date”) in connection with the PIPE Offering described above, the Company issued three tranches of equity warrants to Boustead as consideration for placement agent services in connection with a PIPE Offering. Upon issuance, the warrants were immediately exercisable (with an expiration date on September 21, 2030) into Class B Ordinary Shares and may be exercised on either a cash or cashless (net share) basis at the election of the holder. The warrants consisted of three tranches. Warrant FA 1 is exercisable at $45 per share and represents a number of underlying shares equal to 5% of the Class B Ordinary Shares issued during the PIPE Offering. Warrant FA 2 is exercisable at $67.5 per share and represents a number of underlying shares equal to 5% of the Class B Ordinary Shares underlying the PIPE common warrants. Warrant FA 3 is exercisable at $44.5 per share and represents a number of underlying shares equal to 5% of the Class B Ordinary Shares underlying the PIPE pre- funded warrants. The warrants were classified by the Company as equity instruments as they represent contracts that will be settled through the exchange of a fixed exercise price for a fixed number of the Company’s own equity instruments. While the agreements include provisions that provide the holder with certain remedies in the event the Company fails to timely deliver shares upon exercise, including potential cash settlement in limited circumstances, the Company has concluded that these provisions represent contingent settlement features that are not genuine because the triggering contingent events are considered to have no genuine possibility of occurring and, accordingly, do not preclude equity classification for these warrants. The fair value of the placement agent warrants was determined at the grant date using the Black Scholes option pricing model. The aggregate fair value of the warrants recognized within equity upon issuance was approximately €89,176. This amount consists of approximately €41,490 related to 307,528 warrants issued under FA 1, approximately €44,456 million related to 333,333 warrants issued under FA 2, and approximately €3,483 related to 25,806 warrants issued under FA 3. The valuation was based on a share price of approximately $16 at the grant date, with exercise prices ranging from $44.5 to $67.5 per share. The expected term of the warrants was five years, consistent with the contractual life. Expected volatility was estimated at approximately 150% based on an analysis of historical volatility of comparable publicly traded companies, as well as available market data. The risk free interest rate used in the valuation was approximately 3.68%, based on U.S. Treasury yields with a maturity consistent with the expected term of the warrants, and no dividends were assumed. Management determined that the use of the Black Scholes model was appropriate as the warrants contain standard option features and do not include complex or path dependent characteristics. During the year ended December 31, 2025, the FA 1, FA 2, and FA 3 warrants were fully exercised on a cashless basis, resulting in the issuance of 2,813,921, 2,908,404, and 236,370 Class B ordinary shares, respectively.

2025 PIPE Equity Warrants Issued to Strategic Advisors under the Strategic Advisory Agreement

In connection with the 2025 PIPE transaction in September 2025, the Company granted warrants to strategic advisors in connection with an advisory arrangement. The warrants were issued in multiple tranches, including pre-funded warrants, common warrants, and additional series warrants (S1 through S6). These instruments were granted as compensation for advisory and governance services and are accounted for as equity-settled share-based payments in accordance with IFRS 2 Share-based Payment. Refer to Note 5 for equity-based compensation expense details.

The pre-funded warrants consisted of 333,333 warrants that were immediately exercisable with a total grant-date fair value of €54,721, and 333,333 warrants that are exercisable on a delayed basis with a total grant fair value of €54,733 with an exercise price of $0.50 per share. The 333,333 immediately exercisable warrants were exercised into 333,333 Class B Shares, resulting in proceeds of €141. In addition, the Company granted 166, 667 common warrants with an exercise price of $67.5 per share (“Common Warrants 1”) that were immediately exercisable with a grant-date fair value of €26,083, and 166,667 common warrants that are exercisable on a delayed basis with a grant-date fair value of €25,475. The immediately exercisable common warrants were exercised on a cashless basis, resulting in the issuance of 145,425 Class B ordinary shares.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2025 PIPE Equity Warrants Issued to Strategic Advisors under the Strategic Advisory Agreement (continued)

During the year ended December 31, 2025 the assumptions used in the Black Scholes model when determining the fair value of the warrants issued in relation to the strategic advisors agreement were as follows:

	Pre-Funded Strategic Advisors Warrants	Common Warrants 1
Expected term in years	0-2 years	4-5 years
Risk-free interest rate	3.57%	3.57 to 3.67%
Annual expected volatility	150%	150%
Dividend yield	0.0%	0.0%

The Company also granted 600,000 common warrants (“Common Warrants 2”) to strategic advisors that included market-based vesting conditions. All market-based vesting conditions linked to the specified share price thresholds were satisfied on the initial measurement date; therefore, a Monte Carlo simulation was not required for these warrants. The Company utilized the Black-Scholes option pricing model to determine the grant date fair value of these instruments. The model incorporated a valuation date share price of $186.0, an exercise price of $186.0, an expected term of five years, a risk-free interest rate of 3.67%, expected volatility of 150.0%, and a dividend yield of 0.0%. The Common Warrants 2 had an aggregate grant date fair value of €90,377 and were exercised in full in exchange for 498,017 Class B Shares.

All warrants are classified as equity instruments as they are settled solely in the Company’s own shares and do not contain any contractual obligation to deliver cash or other financial assets. Although certain warrants include delayed exercisability or market based features, such provisions are treated as non vesting or market conditions and are incorporated into the grant date fair value rather than affecting classification.

Because the warrants were determined to be nonforfeitable upon issuance and not subject to service or performance conditions that would defer recognition (other than market conditions for Common Warrants 2, which are reflected in the grant date fair value), the Company recognized the full grant date fair value of these awards as equity based expense upon issuance of these warrants. Accordingly, total compensation expense recognized in connection with these warrants amounted to €251,349 during the year ended December 31, 2025, with a corresponding increase to equity.

In estimating fair value under the Black-Scholes option pricing model, management applies certain assumptions, including:

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Activity related to the warrants are as follows:

	Series A Shares	Series B Shares	Class B Shares
Outstanding, December 31, 2022	-	-	1,050
Granted during the year	-	-	1,054
Outstanding, December 31, 2023	-	-	2,104
Granted during the year	3,815	-	-
Outstanding, December 31, 2024	3,815	-	2,104
Granted during the year	1,305	1,134	9,532,953
Exercised during the year	(4,413)	(1,134)	(1,850,150)
Outstanding, December 31, 2025	707	-	7,684,907

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 2025 Amendment to the Strategic Advisor Warrants- Exercise Price Terms and Financial Statement Impact

On October 31, 2025, the Company amended the Strategic Advisor Agreement to revise the exercise price terms of the Strategic Advisor Common Warrants 2. Prior to the amendment, the exercise price was equal to the closing market price of the Class B Ordinary Shares on the trading day on which the applicable performance threshold was achieved. Following the amendment, the exercise price was fixed at the applicable performance threshold itself; accordingly, the exercise prices are $67.5, $90.0 and $112.5 per share for the respective tranches.

The Company evaluated the amendment under IFRS 2, Share-based Payment, and reflected the amended exercise terms in its valuation of the Strategic Advisor Common Warrants 2 as of December 31, 2025. To the extent the amendment increased the fair value of the warrants, any incremental fair value is recognized as additional share-based compensation expense over the remaining service or vesting period, or immediately if the related instruments are vested. For the year ended December 31, 2025, the Company recognized a total of €261,389 as share-based compensation expenses with respect to to the Strategic Advisors Warrants issued based on the amended terms and management’s assessment of the related service and performance conditions as of December 31, 2025.

Equity Warrants Issued to Strategic Advisors and DM Purchaser under the PIPE Agreement

In connection with the Securities Purchase Agreements entered into pursuant to the PIPE Offering, the Company also entered into a Warrant Purchase Agreement with five investors. Pursuant to these arrangements, the Company issued warrants to purchase an aggregate of 62,208 Class B Ordinary Shares to the WPA Investors (series S1 through S5) and 20,000 Class B Ordinary Shares to the DM Purchaser (series S6), each with an exercise price of $15 per share. The warrants issued under series S1 through S5 had an aggregate grant date fair value of €10,040, while the series S6 warrants had a grant date fair value of €3,228. The fair value of the warrants issued were recorded as equity-based compensation. The warrants contain substantially similar economic and settlement terms as the Company’s other warrant instruments and are accounted for consistently within the same framework.

During the year ended December 31, 2025, the assumptions used in the Black-Scholes model when determining the fair value of the warrants issued in relation to the PIPE transaction were as follows:

S-1 to S-6 Warrants
Expected term in years	5.0 years
Risk-free interest rate	3.62%
Annual expected volatility	150%
Dividend yield	0.0%

NOTE 14 – SHARE BASED COMPENSATION

Equity Incentive Plan

Effective October 26, 2022, our board of directors adopted the Brera Holdings PLC 2022 Equity Incentive Plan (as amended, the “Plan”) authorizing a total of 200,000 shares of our Class B Ordinary Shares for future issuances under the Plan. The maximum number of Class B Ordinary Shares that may be issued pursuant to awards granted under the 2022 Plan was increased to 4,000,000 shares pursuant to an amendment to the Plan adopted on April 9, 2025, and further increased to 9,000,000 shares pursuant to an amendment to the Plan adopted on September 16, 2025. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder).

As of December 31, 2025, there were 1,444,447 shares available for future issuance under the Plan.

Under the Plan, during the years ended December 31, 2025 and December 2024 the Company also issued Restricted Share Awards, Restricted Share Units and Share Options to its employees, directors and consultants.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Based Compensation

Restricted Stock Units, Restricted Share Awards and Other Share Awards

Restricted Share Awards: A share award is a grant of Class B Ordinary Shares or of a right to receive shares in the future. These awards are subject to certain conditions, restrictions and contingencies as determined at the date of grant, which may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Share Units: Restricted share units are the grants of Class B Ordinary Shares and, similarly to share awards are subject to certain conditions, restrictions and contingencies, including the requirement for continuous service the achievement of specified performance goals as established at the date of grant.

These equity-based awards are generally subject to the satisfaction of a one-year cliff vesting condition and continued service for a period of up to four years from the grant date, together with other specified restrictions, where applicable. The fair value of the awards is measured at the grant date and recognized as share-based payment expense over the vesting period, with the expense recognized on a straight-line basis over the requisite service period, provided the related vesting conditions are expected to be met. For awards subject to additional non-market restrictions, the Company assesses the nature of the restriction and accounts for it in accordance with IFRS 2.

If the restrictions are service conditions, the related expense is recognized over the vesting period. If any non-vesting conditions are present, the grant-date fair value is not adjusted for the probability of satisfying those conditions, but the terms are reflected in the fair value measurement to the extent required by IFRS 2. Any changes in estimate regarding the number of awards expected to vest are recognized prospectively.

During the year ended December 31, 2023, the Company granted share based awards totaling 1,050 Class B Ordinary Shares to certain individuals, resulting in the recognition of share based compensation expense of €110 within its operating expenses.

During the year ended December 31, 2024, the Company granted share awards totaling 10,650 Class B Ordinary Shares to twelve individuals. On August 30, 2024, the Company entered into a Termination Agreement with an individual to whom the Company had granted a share award for 3,000 Class B Ordinary Shares. Under the agreement, the Company agreed to accelerate vesting of 500 of the awarded shares, and the individual agreed to surrender 2,500 of her awarded shares. As a result, the outstanding share awards as of December 31, 2024, totaled 8,150 Class B Ordinary Shares. Share awards totaling 7,650 shares vested on the date of grant and share awards totaling 500 shares vest on the first anniversary of the grant date. The issuances resulted in the recognition of share based compensation expense of €791 during the year ended December 31, 2025 within operating expenses.

During the year ended December 31, 2025, the Company granted restricted stock units (“RSUs”) totaling 64,666 Class B Ordinary Shares, with a nominal value of US$0.50 per share, to fifteen individuals. Of these awards, 32,350 RSUs vested immediately upon grant, while 16,166, 15,667, and 2,334 RSUs are subject to service based vesting periods of one, two, and three years, respectively. The grant date fair value of the RSUs ranged from US$59.5 to US$251.2 per share. During the year ended December 31, 2025, a total of 35,850 Class B Ordinary Shares were issued in settlement of vested RSUs. The Company recorded €3,770 of Restricted Stock Unit related compensation expense during the year ended December 31, 2025. Separately, the Company issued 1,650 Class B Ordinary Shares with a fair value of €96 to an external legal advisor in connection with the PIPE transaction. These shares were accounted for as share issuance costs and recorded as a reduction of the related PIPE proceeds and are not included in the RSU activity described above. In addition, the Company recorded accrued share based compensation of approximately €98 related to 151,111 RSUs intended to be granted to employees, which had not yet been formally approved by the Board of Directors as of December 31, 2025. These awards are expected to vest over a four year service period. The estimated fair value of these RSUs was approximately US$1.91 per share. As the awards had not been formally approved as of year end, they are not included in the RSU grants disclosed above.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Based Compensation (continued)

In connection with the Chief Executive Officer’s compensation arrangement executed in September 2025, the Company entered into an equity based incentive plan during the year ended December 31, 2025. The arrangement provides for equity awards with an aggregate target value of approximately $15.0 million, to be settled in Class B Ordinary Shares. The awards are comprised of two components: 50% subject to time based vesting over a four year service period and 50% subject to performance based conditions tied to the Company’s achievement of specified capital raising milestones. As of December 31, 2025, the Company evaluated the substance of the agreement and concluded that a constructive obligation existed under IFRS 2, Share based Payment, based on the ongoing service period and mutual understanding of the terms. The fair value of the awards was estimated using a share price of $18.7 as of December 31, 2025, resulting in a total estimated fair value of approximately $6.2 million. Compensation expense for the time based component is recognized on a straight line basis over the requisite service period, commencing on September 23, 2025. For the performance based component, compensation expense is recognized when it becomes probable that the applicable performance conditions will be achieved. For the year ended December 31, 2025, the Company recognized total share based compensation expense of approximately €855 related to this arrangement, representing the pro rata portion of the time based component from the service commencement date through year end, as well as expense recognized for the performance based component based on management’s assessment of probability as of December 31, 2025.

On April 24, 2026, the Company terminated Marco Santori as Chief Executive Officer and director of the Company. The Company is evaluating the accounting impact of the termination on the above share-based payment arrangement, including the treatment of any unvested time-based awards and any performance-based awards for which the relevant performance conditions had not been satisfied as of the termination date. The termination is a non-adjusting subsequent event with respect to the year ended December 31, 2025, and therefore no adjustment has been made to the share-based compensation expense recognized during the year then ended.

The Company recognized total share based compensation expense related to the above of approximately €4,507 within operating expenses for the year ended December 31, 2025.

Share Options

On February 2, 2023, we granted options to purchase 2,500 of our Class B Ordinary Shares to five individuals who served as directors of the Company. The options are exercisable at US$2.00 per share, expire seven (7) years from the date of grant, and vest ratably over a three-year period beginning January 26, 2024. In May 2023, an individual who was granted options to purchase 500 shares resigned before any of his options vested and, accordingly, his options were forfeited.

The fair value of each share option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation for all five options totaling €639. During the years ended December 31, 2025, 2024 and 2023, we recorded general and administrative expenses of and €163, €170, and €162 respectively in connection with these share options, representing the vested portion of the share options during that period. The assumptions used in determining the fair value of the share options were as follows:

Expected term in years	7 years
Risk-free interest rate	0.3440%
Annual expected volatility	125.0%
Dividend yield	0.00%

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Based Compensation (continued)

Activity related to the share options is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years
Outstanding, December 31, 2023	2,000		$20	6.6
Outstanding, December 31, 2024	2,000		$20	5.6
Options exercised	(1,500)		$20
Outstanding, December 31, 2025	500		$20
Options forfeited	(500)		(20)
Exercisable, December 31, 2025	0	$

NOTE 15 - COMMITMENTS AND CONTINGENCIES

On April 24, 2026, the Company terminated its Chief Executive Officer. In connection with the termination, the Company may become subject to claims, disputes, or other contingencies related to the former executive’s employment, compensation arrangements, equity awards, and separation terms. As of the date of this report, the Company had not recorded any provision for any potential legal settlement related to that matter as the legal dispute is still ongoing.

NOTE 16 – RELATED PARTY TRANSACTIONS

This note describes the nature of transactions with the Company’s related parties and provides information of the effect of those relationships on the financial statements for the reporting periods presented. In accordance with IAS 24, this disclosure includes: a breakdown of revenues and expenses arising from transactions with related parties in aggregate and by material transaction type; amounts receivable from and payable to related parties at each reporting date, including terms and any allowances; and details of equity instruments issued to, and held by, related parties as of the reporting periods presented. The disclosures also identify key management personnel and summarize their compensation in total and by category and explain other significant arrangements and agreements between the Company and its related parties that could reasonably be expected to affect the Company’s position or performance.

Financial Statements Impact

The nature and amount of related party transactions for the years ended December 31, 2025 and December 31, 2024 are as follows:

Consolidated Profit and Loss Account

	2025	2024	2023
Revenues	€1,549	€28	€-
Equity based expenses: strategic advisors	261,389	-	-
Equity based expenses: other related parties	6,212	423	20
General and administrative expenses	1,971	1,119	-
Other income (expenses)	780	(1)	350
Total related party transactions reported in the Consolidated Statement of Profit or Loss	(268,803)	(1,513)	(370)

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

	2025	2024
Accounts receivable and other receivables, net:	€91	€8
Directors and former directors	1	4
Affiliates of directors and former directors	90	4
Prepaid expenses and other current assets:	€622	€295
Directors and former directors	622	-
Affiliates of directors and former directors		263
Other related parties		32
Prepayment for digital assets:	€28,680	€-
Other related parties	28,680	-
Digital assets:	€78,174	€-
Affiliates of directors and previous directors	78,174	-
Accounts payable:	€346	€177
Directors and former directors	219	140
Affiliates of directors and former directors	57	37
Minority shareholders	69
Other long-term liabilities:	€-	€197
Directors and former directors	-	197

Loans Payable to Related Parties

2024 Director Loans

In 2024, the Company received an interest free loan from one of its directors, which was to be repaid no later than three years from its date of issuance. As at December 31, 2025 and 2024 the loan has an outstanding balance of €- and €77, respectively. The amount of imputed interest in this loan is immaterial. The amount of imputed interest in this loan was immaterial. During the year ended December 31, 2025, the Company repaid this outstanding loan in full, and as of December 31, 2025 the Company did not have any outstanding loans from any of its directors or affiliates.

During the period between August 29, 2024 and November 29, 2024, the Company’s then-Executive Chairman made short term interest free loans to the Company of €294 (US$305,000). On December 31, 2024, he entered into a cancellation and exchange agreement, pursuant to which these short-term loans in the amount of €294 were cancelled in exchange for 488,000 of Class A Ordinary Shares at a price of US$0.625 per share. The issuance share price was determined based on the 15 day volume weighted average price (VWAP) in November 2024.

There were no loans due to directors as of December 31, 2025.

Key management compensation

The remuneration of directors and other members of key management personnel during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Key management personnel compensation	€1,085	€192
Directors’ fees	408	258
Stock-based compensation	2,984	423

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity instruments issued and held by related parties

During the year ended December 31, 2025, the Company executed several transactions with its related parties with respect to the issuance of equity instruments, including through private placements and conversion of warrants. The table below summarizes the Company’s shares and warrants issued to related parties and outstanding as of December 31, 2025.

As of December 31, 2025 and 2024, total shares issued to and held by the Company’s related parties was as follows:

	2025		2024
	Shares held	Carrying Value at December 31	Shares held	Carrying Value at December 31

Directors and former directors	63,250	€5,482	33,280	€557
Directors that are also Strategic Advisors	894,790	152,975	-	-
Affiliates of directors and former directors	1,377,136	119,393	69,600	2,995
Officers and former officers	-	2,345	-	-
Other related parties	204,424	33,485	22,000	1,608

As of December 31, 2025 and 2024, total equity warrants issued to and held by the Company’s related parties were as follows:

	2025		2024
	Warrants held	Carrying Value at December 31	Warrants held	Carrying Value at December 31

Directors and former directors	-	€-	-	€-
Directors that are also Strategic Advisors	447,111	95,202	-	-
Affiliates of directors and former directors	1,616,667	-	382	101
Officers and former officers	-	-	-	-
Other related parties	88,889	13,368	-	-

Other arrangements and agreements with related parties

Strategic Advisory Agreement

As discussed in Note 13, Share Capital and Reserves, and 14, Share-based compensation, in September 2025 the Company entered into a Strategic Advisor Agreement with five individuals who are considered related parties to the Company (the “Strategic Advisors”). After the execution of the PIPE transaction, in September 2025 four of the Strategic Advisors joined the Company’s Board of Directors. Under the Strategic Advisors agreement, the Strategic Advisors provide ongoing strategic advisory services to the Company. The agreement has an initial term of 10 years and may be terminated by either party upon a written notice. For the advisory services provided, all Strategic Advisors are entitled to receive cash-based and equity-based compensation, which comprises the equity warrants issued by the Company. Some of the equity warrants granted to the Strategic Advisors were exercised during the year ended December 31, 2025. Refer to Note 14 for the accounting assessment of these warrants. The table below summarized equity-based compensation expenses and other details of equity warrants granted under the Strategic Advisor Agreement. Total warrants granted and exercised are presented in the table below after application of the 10:1 reverse stock split that the Company executed on May 14, 2026.

	Total warrants granted as of December 31, 2025	Total warrants exercised as of December 31, 2025	Exercise price, USD	Fair value of warrants granted in 2025
Pre-funded warrants	666,666	333,333	$0.50	€109,454
Common warrants 1	333,333	166,667	$67.50	51,558
Common warrants 2	600,000	600,000	$67.50	90,337
Stand-alone PIPE warrants S1-S5	62,208	62,208	$15.0	10,040
TOTAL	1,662,207	1,162,208		261,389

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Strategic Advisory Agreement (continued)

In addition to the equity-based compensation, on the first anniversary of the agreement, which will occur in September 2026, Strategic Advisors are entitled to receive cash-based compensation that calculated as 1% per annum of the Company’s SOL assets under management (“SOL AUM”) up to $1.0 billion, and 0.5% per annum of SOL AUM exceeding that amount, measured as of each anniversary of the agreement’s effective date.

For the year ended December 31, 2025, the Company recorded an accrued expense of €237 for the SOL AUM strategic advisory fee based on estimated value of the SOL AUM and is categorized under general and administrative operating expense in the statement of operations.

Subsequently, on April 24, 2026 and May 1, 2026, two of the Strategic Advisors joined the Company as Interim Chief Operating Officer and Chief Executive Officer, respectively. Refer to Note 18, Subsequent Events, for more details and compensation information.

Pulsar Group Consulting Agreement

On February 9, 2026, the Company entered into an Advisory Services Agreement with the Pulsar Group Ltd., a related party, for advisory services supporting business development in the Gulf region. One of the Strategic Advisors of the Company serves as the co-CEO of the Pulsar Group. Under the agreement, the Pulsar Group is entitled to be paid a monthly fee of $250,000, effective January 1, 2026, pursuant to an amendment dated February 13, 2026. Subsequently, on April 24, 2026, the parties mutually agreed to pause payments and accrual of the monthly fee effective from April 24, 2026, while all other terms of the agreement remain in effect. As of April 24, 2026, the Company has incurred €812 in total expenses related to this agreement.

Other Equity-based Compensation Arrangement with Other Related Parties

The Company recorded €3,228 in equity-based compensation expenses for the advisory services provided by another related party during the September 2025 PIPE transaction. Similarly, that related party was granted with 20,000 equity warrants (post 10:1 reverse split) with an exercise price of $1.5 and the fair value of €3,228. Refer to Note 14 for the accounting assessment of these warrants. These warrants were fully exercised during the year ended December 31, 2025.

Solana Foundation

As discussed in Note 9, Digital assets, in October 2025, the Company entered into a Restricted Token Purchase Agreement with the Solana Foundation, a party related to the Company, to acquire SOL tokens at a 15% discount to the fair market price of SOL. In connection with this agreement, the Company recorded a prepaid digital asset balance of €28,680 as of December 31, 2025 because the SOL tokens had not yet been delivered to the Company as of the reporting date. The Company recognized an impairment provision of €14,426 on the prepaid balance as of December 31, 2025. Subsequently, in January 2026, these SOL tokens were delivered to the Company.

Other matters involving transactions with related parties

As discussed in Note 13, Share Capital and Other Reserves, during the year ended December 31, 2025, the Company erroneously issued a total of approximately 54,000 Class B Ordinary Shares to related parties, which included the former Chairman of the Board and his affiliated companies. In connection with this error, the Company recorded a Shares pending cancellation within the Shareholders Capital amounting to €22, representing approximately 54,000 shares multiplied by US$0.50 par value of share. The management is currently seeking to recover these Class B shares that were erroneously issued from its related parties.

In addition, during the year ended December 31, 2025, the Company did not properly cancel 567,380 Class A Ordinary Shares held by related parties, which included the former Chairman of the Board and his affiliated companies. Although these shares are not legally outstanding as per the Company’s records, the Company did not follow the proper procedures to remove these shares from the Company’s Share Register. The management is currently evaluating its plan of actions with respect to these Class A Ordinary Shares.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CHANGES IN PRESENTATION

During the year, the Company reviewed the presentation and classification of certain items in the primary financial statements and determined that a revised presentation would provide information that is more reliable and relevant to users, consistent with IAS 1 or IFRS 18 on presentation and comparative information. Comparative amounts have been reclassified to conform to the current year presentation; these changes affect only the presentation of line items and have no impact on profit or loss, total comprehensive income, total equity, net assets or cash flows.

Presentation of line items in the consolidated statement of financial position

During the year, the Company changed the presentation of certain items in the consolidated statement of financial position. Financial statement line items that are from related parties are no longer presented as a separate line item on the face of the statement of financial position and are instead included within the relevant account, with the related party components disclosed in Note 16.

In addition, individually and in aggregate not material financial statement line items such as inventories are now presented within ‘Other current assets’, and property and equipment and investments are presented together within ‘Other non-current assets’, reflecting the manner in which these assets are monitored by management.

Comparative information has been reclassified to conform to the current year’s presentation, where practicable. These changes in presentation did not affect the Group’s total assets, total liabilities, loss for the year or total equity.

Aggregation of “Cost of goods sold”

Previously separate line item of “cost of goods sold” has been aggregated into general and administrative expenses as, individually and in aggregate, they are not material and are better presented in a summarized form in accordance with the aggregation and disaggregation principles in IAS 1 and IFRS 18. This aggregation does not affect previously reported totals for cost of sales, profit or loss, total comprehensive income, total equity or cash flows.

Aggregation into “Other income (expense)

Income and expense items that were previously presented separately, including net fair value gains and losses on financial assets and financial liabilities, are now presented together within ‘Other income (expense)’, as the balances are individually immaterial and more understandable when presented collectively, consistent with IFRS 18’s guidance on avoiding obscuring material information while permitting aggregation of immaterial items. This change affects only the allocation of amounts between line items and does not impact profit or loss, total comprehensive income, total equity, or cash flows.

Reclassification of comparative information and third statement of financial position

Comparative information has been reclassified where necessary to align with the current year presentation; the nature, amounts, and reasons for the main reclassifications are described above, in accordance with IAS 1 or IFRS 18 requirements for reclassifications. These reclassifications did not have a material effect on the statement of financial position at the beginning of the preceding period, and therefore, no third statement of financial position has been presented.

Change in reportable segments

The Company has commenced and expanded its digital asset investment activities during the year. In connection with this development, management reorganized the internal reporting provided to the chief operating decision maker (the “CODM”). As a result, beginning in the year ended 31 December 2025, the Group identifies two reportable segments: Legacy Sports Portfolio and Digital Assets Treasury. The CODM now reviews the results and allocates resources across the two reportable segments.

Where practicable, comparative segment information has been re-presented to reflect the new basis of segmentation. Where it has not been practicable to re-present certain comparative information, this has been disclosed in the relevant tables, and, where practicable, current-period information is presented on both the previous and the new basis of segmentation.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS

On January 14, 2026, the Company settled its pending SOL purchase transaction, and received a total of 13,898 SOL tokens into its custody.

On January 19, 2026, Daniel McClory resigned from the Company’s Board of Directors, effective immediately. The resignation was not due to any disagreement. Concurrently, the Company entered into a consulting agreement with Mr. McClory for advisory services related to strategic and capital markets matters.

On January 19, 2026, Alberto Libanori resigned as Head of Operations, effective January 31, 2026, with no disagreement noted.

On January 23, 2026, the Company announced that Avram Grant was appointed Head of Football Operations in connection with his ongoing consulting role, assuming responsibilities related to the Company’s football operations. Avram Grant is entitled to receive a monthly consulting fee of $30,000 for his services.

On January 22, 2026, the Company entered into a Validator Services Agreement with RockawayX Infra Ltd. to continue the operation and maintenance of a Solana validator in the United Arab Emirates to support the Company’s staking activities. RockawayX is responsible for all operating costs and activities related to the validator, while the Company is entitled to 100% of protocol-native staking rewards from its delegated SOL, and RockawayX retains non-staking economic benefits, including MEV-related income. The Company is not required to stake any SOL with the validator or to do so exclusively. The agreement remains in effect until terminated by either party upon 30 days’ written notice in the event of an uncured material breach.

On February 5, 2026, The Company terminated the previously announced non-binding term sheet with RockawayX Holding a.s. relating to the proposed acquisition of RockawayX a.s.

On February 9, 2026, the Company entered into an Advisory Services Agreement with the Pulsar Group Ltd. Refer to Note 16, Related Parties Transactions, for more information.

In February 2026, the Company received a notice of exercise from RBCH Ltd. pursuant to which RBCH Ltd. exercised pre-funded warrants to purchase 187,899 Class B Ordinary Shares of the Company. The pre-funded warrants were exercised for cash at an exercise price of US$0.50 per pre-funded warrant share, and the Company received the related cash proceeds shortly after the exercise notice was submitted. Following the exercise, the Company issued the applicable Class B Ordinary Shares in accordance with the terms of the pre-funded warrant exercise notice.

In May 2026, the Company received an additional notice of exercise from RBCH Ltd. pursuant to which RBCH Ltd. exercised pre-funded warrants to purchase 273,212 Class B Ordinary Shares of the Company. The pre-funded warrants were exercised for cash at an exercise price of US$0.50 per pre-funded warrant share, resulting in aggregate cash proceeds of approximately US$136,606. The cash proceeds were received around the date when the exercise notice was submitted, and the Company issued the related Class B Ordinary Shares in accordance with the terms of the pre-funded warrant exercise notice.

On March 10, 2026, the Company issued a notice of an Extraordinary General Meeting to be held on April 7, 2026, to consider several proposed shareholder resolutions. The Company announced a strategic initiative to align its operations and corporate structure with its focus on Solana-based digital infrastructure, with primary operations centered in Abu Dhabi. The initiative, subject to shareholder approval, includes a proposed name change to Solmate Infrastructure PLC, amendments to the Company’s constitutional documents, and a planned 10-for-1 reverse stock split intended to position the Company’s shares within a more conventional trading range. The proposed reverse stock split is expected to become effective following a shareholder meeting scheduled for April 7, 2026. In addition, the Company plans to streamline its legacy sports portfolio by winding down certain underperforming operations while retaining its flagship Italian football team.

On April 2, 2026, and April 5, 2026, Dr. Arthur Laffer and Viktor Fischer, respectively, resigned from the Board of Directors. Both resignations were not due to any disagreement with the Company.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 7, 2026, the Company held its Extraordinary General Meeting (“EGM”), at which shareholders voted on previously proposed resolutions. Shareholders approved, among other matters, the change of the Company’s name, amendments to the memorandum of association, and a 10-for-1 reverse share split, subject to implementation at the discretion of the Board of Directors.

On April 17, 2026, the Company entered into a deed of transfer with Stabia Capital S.r.l. pursuant to which the Company agreed to sell its entire equity interest in S.S. Juve Stabia S.r.l., an Italian professional football club, for nominal consideration of €1.00. As part of the transaction, the buyer agreed to assume all outstanding debts, obligations, and liabilities of Juve Stabia.

On April 24, 2026, the Company entered into a Rights Agreement with Equiniti Trust Company, LLC, as rights agent, pursuant to which the Board of Directors authorized the issuance of one purchase right for each outstanding Class B ordinary share. The rights will be distributed to shareholders of record on May 5, 2026 and will expire on April 23, 2027. Each right entitles the holder to purchase one ordinary share at an exercise price of $6.00, subject to the terms and conditions of the agreement. The Rights Agreement is intended to protect shareholders by discouraging acquisitions of control without Board approval, including by providing for potential dilution if a person or group acquires beneficial ownership of 9.99% (or 20% for certain investors) or more of the Company’s outstanding shares without prior approval of the Board.

On April 23, 2026, the Company received a written determination from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Company is not in compliance with the minimum bid price requirement of $1.00 per share and that its Class B ordinary shares are subject to potential delisting. The Company intends to timely request a hearing, which will stay any delisting action pending the outcome of the hearing, during which time the Company’s shares will continue to trade on Nasdaq. The Company expects to regain compliance with the minimum bid price requirement following the implementation of the stock split effected on May 14, 2026.

On April 24, 2026, Marco Santori was terminated as the Chief Executive Officer and director of the Company.

On April 24, 2026, the Board members approved the appointment of Guy Hirsch, a Strategic Advisor to the Company, as Interim Chief Operating Officer, effective immediately and until May 1, 2026. No compensation was paid to Guy Hirsch for the services rendered in his role as Interim Chief Operating Officer.

On April 29, 2026, Ron Sade, a Strategic Advisor to the Company, was appointed as the Company’s Chief Executive Officer (CEO), effective as of May 1, 2026. The new CEO compensation package includes an annual base salary of $450,000 and a one-time sign-on bonus of $200,000, payable shortly after the commencement of employment and subject to repayment if employment terminates within six months. The CEO is also entitled to a performance-based equity award in successive $1.6 million tranches upon achievement of specified share price appreciation targets and continued employment.

On May 5, 2026, the Company’s Board of Directors approved the previously authorized 10-for-1 reverse share split, which is expected to become effective on or about May 14, 2026, subject to Nasdaq processing and customary administrative procedures. Upon effectiveness, the Company’s outstanding Class B ordinary shares are expected to decrease from approximately 83.9 million shares to approximately 8.4 million shares. The reverse share split is intended to assist the Company in regaining compliance with Nasdaq’s minimum bid price requirement for continued listing.

On May 14, 2026, the Company effected a 1-for-10 reverse share split of its ordinary shares (the “Reverse Share Split”). Following the Reverse Share Split, the Company’s Class B ordinary shares continued trading on the Nasdaq Capital Market under the symbol “SLMT” on a split-adjusted basis. The Reverse Share Split was approved by the Company’s shareholders at an extraordinary general meeting held on April 7, 2026, and subsequently approved by the Company’s board of directors on May 1, 2026. The Reverse Share Split was implemented to enable the Company to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of at least $1.00 per share for continued listing on Nasdaq. The amount of the Company’s shares, equity warrants, RSAs, RSUs and other equity instruments has been adjusted for this 10:1 reverse share split in the presentation of these consolidated financial statements and the notes to the consolidated financial statements.