Form 20-F/A
period 2025-12-31
Brera Holdings PLC
filed 2026-06-22
CIK 1939965

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

This Amendment No. 1 to the Annual Report on Form 20-F (the “Amendment”) of Brera Holdings PLC (Nasdaq: SLMT) (“we,” “our,” “Solmate,” “Brera Holdings,” “us,” or the “Company”) is being filed to amend and supplement the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 15, 2026 (the “Original Filing”).

The purpose of this Amendment is to amend the following sections of the Original Filing: (i) Part I – Item 5. Operating and Financial Review and Prospects; (ii) Part II – Item 15. Controls and Procedures; and (iii) Part III – Item 18. Financial Statements.

The final version of the Original Filing was provided to the Company’s printer prior to filing, but due to a clerical error was not used in the final submission. As a result of this oversight, the Company has identified certain changes in the sections named above that will be made to the Original Filing. These changes relate to the addition of certain disclosures and revisions to numbers to reflect adjustments to number footings and correct amounts.

The Company does not believe that this clerical error has any impact on the accuracy or reliability of its financial statements or other disclosures contained in the Original Filing.

This Amendment does not reflect events occurring after the filing of the Original Filing and does not modify or update the disclosure therein in any way except as described above. No subsequent events occurring after the filing of the Original Filing would require adjustment to the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

i

PART I

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Amendment. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of the Original Filing. See also “Forward-Looking Statements” in the Original Filing.

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brera Holdings summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended December 31, 2025 and 2024. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2024, under the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of Years Ended December 31, 2024 and 2023.” This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended December 31, 2025 (the “2025 Financials”). Amounts are expressed in euros unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of the Original Filing. See also “Forward-Looking Statements” in the Original Filing.

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

See “Note 16 – Related Party Transactions” to the consolidated financial statements included elsewhere in this Amendment for additional information in connection with the Strategic Advisor Agreement.

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

The information should be read together with our consolidated financial statements and related notes included elsewhere in this Amendment. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations during the years ended December 31, 2025 and 2024.

	Years Ended December 31,
	2025		2024
		% of		% of
	€	Revenue	€	Revenue
Continuing Operations
Revenue	4,484	100%	1,193	100%
Operating expenses
Equity based compensation	269,125	6,003%	961	81%
General and administrative	37,871	845%	4,473	375%
Impairment of non-financial assets	81,999	1,829%	-	-%
Total operating expenses	388,995	8,676%	5,434	456%

Operating loss from continuing operations	(384,511)	(8,576)%	(4,241)	(356)%

Other income (expense):
Interest income (expense)	(229)	(5)%	(8)	(1)%
Other income	6,297	140%	412	35%
Total other income	6,068	135%	404	34%

Loss before income taxes from continuing operations	(378,443)	(8,441)%	(3,837)	(322)%
Income tax benefit	1,109	25%	-	-%
Net loss from continuing operations	(377,334)	(8,416)%	(3,837)	(322)%

Loss from discontinued operations, net of tax	(711)	(16)%	(1,212)	(102)%

Net loss	(378,045)	(8,432)%	(5,049)	(423)%

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

For the year ended December 31, 2025 and 2024 the Company’s revenue, expenses, segment income or loss before income taxes came from the following segments:

	December 31, 2025			December 31, 2024*
Segment Revenue	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated
Revenues	€1,535	€2,949	€4,484	€-	€1,193	€1,193
Equity based compensation	266,967	2,158	269,125	-	961	961
General and administrative	19,939	17,932	37,871	-	4,473	4,473
Impairment of non-financial assets	66,052	15,947	81,999	-	-	-
Operating loss	€(351,423)	€(33,088)	€(384,511)	€-	€(4,241)	€(4,241)
Interest income (expense)	-	(229)	(229)	-	(8)	(8)
Other income (expense)	(938)	7,235	6,297	-	412	412
Income (loss) before income tax expense	€(352,361)	€(26,082)	€(378,443)	€-	€(3,837)	€(3,837)

*	Segment disclosures for the year ended December 31, 2024 have been restated as a result of the change of the Company’s segment structure during 2025.

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

Operating Loss

Operating loss for the years ended December 31, 2025 and 2024 was €384,511 and €4,241, respectively, an increase of €380,270, or 8,966%. The increase in operating loss results from the factors described under the revenue, operating expenses sections above.

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

Net Loss

Net loss for the years ended December 31, 2025 and 2024 was €378,045 and €5,049, respectively, an increase of €372,996 or 7,388%. The increase was the result of the various factors discussed above.

5.B. Liquidity and Capital Resources

Prior to the 2025 PIPE transaction our operations were primarily financed through sales of common shares in public offering transactions and loans from affiliated companies. The closing of a PIPE transaction in September 2025 provided the Company with $270.8 million in net proceeds, which were delivered in cash, digital assets and shares in a private crypto-related company. In the 2024 annual report on Form 20-F, management identified conditions and events that indicated a material uncertainty related to the Company’s ability to continue as a going concern due to recurring losses and negative operating cash flows.

With the successful completion of the 2025 PIPE transaction, management believes the Company’s improved liquidity position, including its cash balances and holdings of liquid SOL assets as of December 31, 2025, will enable the Company to continue operations and meet its obligations for at least twelve months from the reporting date.

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

As of December 31, 2025, we also held cash balances in a US commercial bank Axos Bank and Terra Bank, amounting to €4,805 and €119, respectively. Up to $250,000 held on these accounts are insured by the US Federal Depositary Insurance Company. local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in these banks and determined that the credit risk is low, based on the following factors: (i) Axos Bank safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low risk liquid assets, as required by its US Federal regulatory obligations.

As of December 31, 2025, the Company also held cash deposits in a U.S. commercial bank, Terra Bank, amounting to less than $250,000, the maximum amount insured by the U.S. Federal Depositary Insurance Company.

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

Summary of Cash Flow

The following table sets forth a summary of the Company’s consolidated cash flows for the years ended December 31, 2025 and 2024. The discussion of the Company’s cash flows for the year ended December 31, 2023, is presented in Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2024, filed with the SEC on May 28, 2025, and is incorporated herein by reference. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Amendment. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	Years Ended December 31,
	2025	2024
Statements of Operations Data	€	€
Net cash used in operating activities from continuing operations	(9,962)	(3,027)
Net cash used in investing activities from continuing operations	(110,104)	(87)
Net cash provided by financing activities from continuing operations	132,718	2,817
Net increase (decrease) in cash	12,407	(633)
Cash, beginning of period	1,522	2,177
Cash paid for acquisitions less cash acquired	-	-
Effect of foreign exchange rate changes	2,270	(22)
Cash, end of period	16,199	1,522

To date the Company has financed its operations primarily through revenue generated from operations, loans and sale of equity.

Net cash used in operating activities for the years ended December 31, 2025 and 2024, respectively, are comprised of the following:

	Years Ended December 31,
	2025	2024	Change
Net loss from continuing operations	€(377,334)	€(3,837)	€(373,497)
Non-cash portion of net loss	364,157	1,001	363,156
Working capital items	3,215	(191)	3,406
Total	€(9,962)	€(3,027)	€(6,935)

The change in our net loss is described above under Results of Operations. The change in the non cash portion of the net loss is principally due to the amounts of equity-based compensation of €269,125 for the year ended December 31, 2025 versus €961 for the year ended December 31, 2024, which was the result of share awards issued in the year ended December 31, 2024. In addition, there was an increase in depreciation and amortization of €1,176 for the year ended December 31, 2025 as it included a full year of our two major subsidiaries activities versus a partial year for the year ended December 31, 2024.

The increase in changes of working capital items between the year ended December 31, 2025 and 2024 of €3,406 was the result of increase in changes in accounts receivable €3,121, prepaid expenses and other current assets €726, accounts payable €4,715, contract liabilities and deferred revenue €1,076, and accrued and other current liabilities €1,271.

Net cash (used in) provided by investing activities was €(110,104) and (€87) for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities for the year ended December 31, 2025 was primarily for the acquisition of digital assets, which amounted to €103,491 while the net cash used in investing activities for the year ended December 31, 2024 was mainly for the purchase of property, plant and equipment used in the sports business.

Net cash provided by financing activities was €132,718 and €2,817 for the years ended December 31, 2025 and 2024, respectively. The net cash provided by financing activities was the result of the shares sold for cash as the PIPE transaction was closed in September 2025, and we sold 66.7 million of shares for net proceeds of €231 million. In December 2024, we sold 545,000 Series A Preferred Shares for net proceeds of €294.

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

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this Amendment or in the Original Filing, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

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

Judgments, Assumptions and Estimation Uncertainties

Information about judgments, assumptions and estimation uncertainties made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes to the consolidated financial statements accompanying this Amendment.

●	Reverse recapitalization – The 2023 acquisition of Brera Milano was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the acquisition.

●	Prior to the acquisition of Brera Milano, the Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

●	Provision for doubtful accounts – See Notes 2 and 11. Significant assumptions for measurement used by management in estimating the expected credit loss include weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, and future general economic conditions.

●	Share-based compensation – See Notes 2 and 18. Management uses significant assumptions to measure the fair value of options and warrants, including the use of the Black-Scholes pricing model. The Black-Scholes model has its own set of assumptions including volatility of the underlying shares.

●	Leases – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies in determining the value of its right-of-use assets.

●	Intangible assets – See Note 2. Management makes significant assumptions regarding lease terms, exercise options and present value methodologies.

●	Digital Assets – The Company holds cryptocurrencies that are measured at fair value. Management applies judgment in determining the appropriate valuation techniques and inputs used to measure these assets, including the availability and reliability of quoted prices or other observable market data. Where quoted prices in active markets are not available, the Company may use valuation techniques that incorporate observable and unobservable inputs, which require significant judgment. These judgments affect the classification of the measurements within the fair value hierarchy, including whether such measurements are categorized as Level 2 or Level 3. Changes in the valuation techniques or significant inputs used could result in material changes to the amounts recognized in the consolidated financial statements.

PART II

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

The Company is in the process of implementing the remediation measures designed to address the material weakness, including: (i) establishing formal review and reconciliation controls over all equity issuances, conversions, and corporate actions; (ii) implementing enhanced capitalization table management procedures; (iii) strengthening documentation and approval requirements for equity-related transactions, including establishing a documented authorization matrix for equity transactions for issuances, repurchases and equity award grants, with evidence retained by legal and accounting functions; (iv) enhancing coordination and reconciliation procedures with the Company’s transfer agent and legal advisors, (v) establishing proper controls over review and approval of all journal entries affecting equity accounts prior to posting, and (vi) regular reconciliation of equity-related disclosures (e.g., share counts, weighted-average shares, share-based compensation expense, and related-party equity transactions) to underlying records as part of the financial statement preparation process.

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

The Company is in the process of implementing a remediation plan that will include, among other measures: (i) establishing formal policies for the authorization, documentation, and ongoing monitoring of related party transactions, including thresholds requiring Audit Committee pre-approval and standards for arm’s-length terms; (ii) periodic Related Parties Questionnaire administered by the Company’s legal department to directors, executive officers, and other key management personnel, requiring affirmation of all related party relationships and known transactions; (iii) controllership review of corporate structure during each financial reporting period, including review of shareholder records, subsidiary and affiliate listings, board composition, and known relationships involving directors and key management personnel, to corroborate and supplement the questionnaire process; (iv) providing formal training of accounting and operations staff on the identification of related parties and related party transactions under IAS 24, including indicators of related party relationships; (v) configuration of monitoring tools within the ERP system to flag transactions with parties identified on the related parties listing (e.g., vendor and customer master-data flags), enabling contemporaneous identification of related party activity; and (vi) maintenance of a current related parties register that is updated upon any change in directors, officers, or significant shareholders, and reconciled to the Related Parties Questionnaire results at each reporting date.

Our management concluded that the Company’s financial statement preparation and disclosure controls and procedures were not effective as of December 31, 2025, as we have also identified material weaknesses in our internal control over financial reporting as of December 31, 2025, relating to ineffective review and approval procedures over journal entries and financial statement preparation.

Our management concluded that the failure to timely identify such accounting errors constituted a material weakness as defined in the SEC regulations as of the end of the period covered by this Amendment.

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

Attestation Report of Independent Registered Public Accounting Firm

This Amendment does not include an attestation report of the Company’s independent registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

There were no significant changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Amendment that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Our management is in process of evaluating what adjustments and improvements are required to be implemented into our current internal controls to remediate the material weaknesses that were identified for equity issuances, warrant conversions, and other equity transactions as well as for related party transactions.

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

Item 18. Financial Statements

Our audited financial statements are included as the “F” pages attached to this Amendment.

All financial statements in this Amendment, unless otherwise stated, are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

BRERA HOLDINGS PLC

Date: June 18, 2026	By:	/s/ Ron Sade
	Name:	Ron Sade
	Title:	Chief Executive Officer
(Principal Executive Officer)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Brera Holdings PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brera Holdings PLC (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

May 15, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Brera Holdings PLC and subsidiaries (FKA Brera Holdings Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to the retrospectively apply the change in accounting in relation with reverse stock split and discontinued operation discussed in Note 1 and 3 respectively, the accompanying consolidated financial position of Brera Holdings PLC and subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the consolidated financial statements) (the 2023 and 2022 financial statements before the effects of the adjustments discussed in Note 3 to the consolidated financial statements are not presented herein). In our opinion, the financial statements before the effects of the adjustments to the retrospectively apply the change in accounting in relation with reverse stock split and discontinues discussed in Note 1 and 3 respectively, present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to the retrospectively apply the change in accounting in relation with reverse stock split and discontinued operation discussed in Note 1 and 3 respectively, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by Reliant CPA PC.

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

Diamond Bar

July 19, 2024

BRERA HOLDINGS PLC

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	December 31,
(in thousands)	2025	2024	2023
CONTINUING OPERATIONS
Revenue, including revenues received from related parties of 1,549, 28 and 0 for 2025, 2024 and 2023	€4,484	€1,193	€311
Operating expenses:
Equity-based compensation, including related party compensation of 267,601, 423 and 20 for 2025, 2024 and 2023 (Note 5, Note 14 and Note 16)	269,125	961	388
General and administrative and cost of goods, including related party expenses, 1,971, 1,119 and 0 for 2025, 2024 and 2023 (Note 6 and Note 16)	37,871	4,473	3,670
Impairment of non-financial assets (Note 7)	81,999	-	-
Total operating expenses	388,995	5,434	4,058

Operating loss from continuing operations	(384,511)	(4,241)	(3,747)

Other income (expense):
Interest income (expense)	(229)	(8)	47
Other income (expenses), including related parties other income (expenses) of 780, 1 and 350	6,297	412	521
Total other income	6,068	404	568

Loss before income taxes from continuing operations	(378,443)	(3,837)	(3,179)
Income tax benefit	1,109	-	-
Net loss from continuing operations	(377,334)	(3,837)	(3,179)

Loss from discontinued operations, net of tax	(711)	(1,212)	(1,732)

Net loss	(378,045)	(5,049)	(4,911)

Attributable to the Company	(376,223)	(4,428)	(4,438)
Attributable to non-controlling interest	(1,822)	(621)	(473)
	(378,045)	(5,049)	(4,911)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,270	(28)	92
Total comprehensive loss	€(375,775)	€(5,077)	€(4,819)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	45,142	65,950	77,000
Ordinary shares - Class B	2,269,090	58,634	37,021

Net loss per share from continuing operations - basic and diluted:
Ordinary shares - Class A	€(162.42)	€(35.65)	€(27.89)
Ordinary shares - Class B	€(162.42)	€(35.65)	€(27.89)

Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	€(0.15)	€(9.76)	€(15.19)
Ordinary shares - Class B	€(0.15)	€(9.76)	€(15.19)

BRERA HOLDINGS PLC

Consolidated Statements of Financial Position

	December 31,	December 31,
(in thousands)	2025	2024
Assets
Current assets:
Cash and cash equivalents (Note 2)	€16,199	€1,522
Accounts receivable and other receivables, net, including related parties amounts of 91 and 8 for 2025 and 2024 (Note 11, Note 16)	4,117	352
Receivable for private company shares (Note 2)	7,641	-
Prepaid expenses and other current assets, including related parties amounts of 622 and 295 for 2025 and 2024 (Note 16)	990	339
Prepayment for digital assets, including related party amounts of 28,680 and 0 for 2025 and 2024 (Note 9, Note 16)	28,680	-
Current assets of discontinued operations (Note 3)	-	733
Total current assets	57,627	2,946
Non-current assets:
Digital assets, including related parties amounts 78,174 and 0 for 2025 and 2024 (Note 9, Note 16)	94,846	-
Intangible assets (Note 10)	11,831	856
Other non-current assets (Note 3)	35	2,531
Non-current assets of discontinued operations (Note 3)	-	3,785
Total non-current assets.	106,712	7,172
Total Assets	€164,339	€10,118

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other payables, including related parties amounts of 345 and 177 for 2025 and 2024 (Note 11, Note 16)	€13,759	€1,465
Accrued and other current liabilities (Note 11, Note 16)	1,399	6
Contract liabilities and deferred revenue (Note 4)	1,309	63
Current liabilities of discontinued operations (Note 3)	-	2,684
Total current liabilities	16,467	4,218
Non-current liabilities:
Long-term payables (Note 11)	2,650	1
Deferred taxes (Note 3)	2,413	-
Other long-term liabilities (Note 11)	842	251
Non-current liabilities of discontinued operations (Note 3)	-	1,829
Total non-current liabilities	5,905	2,081
Total liabilities	22,372	6,299
Shareholders’ Equity*:	-	-
Share capital (Note 13)	3,445	78
Shares pending cancellation (Note 13)	(23)	-
Capital reserves (Note 13)	524,620	14,273
Accumulated deficit (Note 13)	(386,034)	(10,372)
Brera Holdings shareholders’ equity	142,008	3,979
Non-controlling interest	(41)	(160)
Total Shareholders’ Equity	141,967	3,819
Total Liabilities and Shareholders’ Equity	€164,339	€10,118

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

BRERA HOLDINGS PLC

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

	Series A		Series B		Class A		Class B		Shares			Non
	Preferred Shares		Preferred Shares		Ordinary Shares		Ordinary Shares		pending	Capital	Accumulated	Controlling	Shareholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	cancellation	Reserves	Deficit	Interest	Equity
Balance, December 31, 2022	-	€-	-	€-	77,000	€36	26,551	€10	€(1)	€1,329	€(1,506)	€-	€(132)
Shares issued for cash	-	-	-	-	-	-	16,500	7	-	6,770	-	-	6,777
Share options	-	-	-	-	-	-	-	-	-	170	-	-	170
Shares issued for services	-	-	-	-	-	-	1,050	1	-	110	-	-	111
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	40	-	-	40
Non-controlling interest on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	890	890
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(4,438)	(473)	(4,911)
Balance - December 31, 2023	-	-	-	-	77,000	36	44,101	18	(1)	8,419	(5,944)	417	2,945
Shares issued for cash	545,000	3	-	-	-	-	-	-	-	2,620	-	-	2,623
Subscription receivable payment	-	-	-	-	-	-	-	-	1	-	-	-	1
Share options	-	-	-	-	-	-	-	-	-	170	-	-	170
Shares issued for services	-	-	-	-	-	-	8,150	4	-	787	-	-	791
Equity contribution by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	14	14
Shares issued for investment in Juve Stabia football club	-	-	-	-	-	-	32,000	15	-	1,985	-	-	2,000
Related party debt exchange agreement	-	-	-	-	4,080	2	-	-	-	243	-	-	245
Shares converted from Class A to Class B	-	-	-	-	(18,500)	(9)	18,500	9	-	-	-	-	-
Obligation to issue shares	-	-	-	-	-	-	-	-	-	107	-	-	107
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	(28)	-	-	(28)
Non-controlling interest debt conversion	-	-	-	-	-	-	-	-	-	(30)	-	30	-
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(4,428)	(621)	(5,049)
Balance - December 31, 2024	545,000	3	-	-	62,580	29	102,751	46	-	14,273	(10,372)	(160)	3,819
Unit issued for cash	186,400	1	161,990	1	-	-	20,741	9	-	2,348	-	-	2,359
Issuance cost on placement agent warrants	-	-	-	-	-	-	-	-	-	351	-	-	351
PIPE Share issuances	-	-	-	-	-	-	6,150,552	2,602	-	143,357	-	-	145,959
Issuance cost on PIPE placement agent warrants	-	-	-	-	-	-	-	-	-	89,176	-	-	89,176
Share options	-	-	-	-	-	-	1,500	1	-	162	-	-	163
Excess shares issued	-	-	-	-	-	-	53,246	23	(23)	-	-	-	-
Shares issued for services	-	-	-	-	-	-	37,500	17	-	4,455	-	-	4,472
Cashless warrants exercise	-	-	-	-	-	-	1,324,442	568	-	(560)	-	-	8
Warrant exercise with cash payment	-	-	-	-	-	-	333,555	141	-	26	-	-	167
Warrants issued for service	-	-	-	-	-	-	-	-	-	251,349	-	-	251,349
Other Warrants issued	-	-	-	-	-	-	-	-	-	13,268	-	-	13,268
Shares issued for Juve Stabia acquisition	-	-	-	-	-	-	42,000	20	-	3,710	-	-	3,730
Class A Shares issued for settlement of debt	-	-	-	-	800	-	-	-	-	42	-	-	42
Shares conversions	(711,400)	(4)	(161,990)	(1)	(31,380)	(16)	133,190	18	-	-	-	-	(3)
Redemption of shares for cash	-	-	-	-	(32,000)	(13)	-	-	-	-	-	-	(13)
Obligation to issue shares	-	-	-	-	-	-	-	-	-	(31)	-	-	(31)
UYBA Equity contribution NCI	-	-	-	-	-	-	-	-	-	-	-	69	69
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	2,270	41	-	2,311
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(376,223)	(1,822)	(378,045)
Discontinued Operations	-	-	-	-	-	-	-	-	-	(803)	803	462	462
Elimination of Non-controlling Interest upon 100% acquisition of Juve Stabia	-	-	-	-	-	-	-	-	-	-	(283)	283	-
Shares sold for cash	-	-	-	-	-	-	-	-	-	1,227	-	-	1,227
Non-controlling interest contribution Juve Stabia	-	-	-	-	-	-	-	-	-	-	-	643	643
Non-controlling interest on acquisition of subsidiary Juve Stabia	-	-	-	-	-	-	-	-	-	-	-	484	484
Balance - December 31, 2025	20,000	€-	-	€-	-	€-	8,199,477	€3,445	€(23)	€524,620	€(386,034)	€(41)	€141,967

BRERA HOLDINGS PLC

Consolidated Statements of Cash Flows

	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	€(378,045)	€(5,049)	€(4,911)
Net loss from discontinued operations	(711)	(1,212)	(1,732)
Net loss from continuing operations	(377,334)	(3,837)	(3,179)
Adjust net loss for items not involving cash:
Depreciation and amortization (Note 2 and 10)	1,176	85	32
Credit losses (Note 11)	1,540	-	-
Impairment on non-financial assets (Note 7)	81,999	-	-
Deferred tax benefit (Note 2)	(1,649)	-	-
Net impairment loss on prepayment for digital assets (Note 9)	14,426	-	-
Impairment on receivable for private company shares (Note 2)	882		-
Fair value gain on financial assets at FVTPL	-	7	-
Gain on previously held interest in acquired entity (Note 2)	(2,042)	-	-
Staking income from digital assets (Note 9)	(1,535)	-	-
Change in warrant expense (Note 13)	(44)	14	(164)
Share-based compensation (Note 5, Note 14)	269,125	961	280
Change in contingent consideration	(14)	(61)	39
Interest expense	251	-	-
Debt conversion	42	-	-
Interest paid on long term borrowing	-	(5)	-
Changes in working capital items:
Accounts receivable and other receivables, net	(3,121)	(317)	10
Prepayment and other current assets	(726)	(163)	94
Accounts payable	4,715	467	478
Contract liabilities and deferred revenue	1,076	(233)	56
Accruals and other current liabilities	1,271	55	(152)
Net cash used in operating activities from continuing operations	(9,962)	(3,027)	(2,506)
Net cash provided by (used in) operating activities from discontinued operations	(701)	9	(389)
Net cash used in operating activities	(10,663)	(3,018)	(2,895)
Cash flows from investing activities:
Acquisition of subsidiaries. net of cash acquired (Note 2)	(3,100)	(500)	(598)
Purchase of property and equipment	(15)	(2)	-
Purchase of digital assets (inclusive of prepayment) (Note 9)	(103,491)	-	-
Purchase of intangible assets	(3,498)	-	-
Purchase of financial assets at FVTPL	-	-	(422)
Proceeds from sale of financial assets at FVTPL	-	415	-
Net cash used in investing activities from continuing operations	(110,104)	(87)	(1,020)
Net cash used in investing activities from discontinued operations	(32)	(208)	(989)
Net cash used in investing activities	(110,136)	(295)	(2,009)
Cash flows from financing activities:
Loan from shareholder	277	-	-
Proceeds from shares issuance for cash, net of issuance costs (Note 13)	131,706	2,623	6,777
Redemption of Class A ordinary shares	(14)	-	-
Proceeds from the debt borrowing	-	294	-
Proceeds from warrant exercises (Note 13)	167	-	-
Contribution from minority interest member	713	-	-
Partial repayment of debt	(131)	(100)	(52)
Net cash provided by financing activities from continuing operations	132,718	2,817	6,725
Net cash provided by (used in) financing activities from discontinued operations	488	(137)	-
Net cash provided by financing activities	133,206	2,680	6,725
Net increase (decrease) in cash	12,407	(633)	1,821
Cash, beginning of year	1,522	2,177	347
Cash paid for acquisitions less cash acquired	-	-	(31)
Effect of foreign exchange rate changes	2,270	(22)	40
Cash, end of year	€16,199	€1,522	€2,177

Supplemental disclosures of non-cash cashflow information
Right-of-use assets obtained in exchange for lease liabilities	€-	€-	€701
In-kind contribution of stock in private company	€8,435	€-	€-
Shares pending cancellation	€22	€-	€-
Non-cash contributions in exchange for digital assets	€98,978	€-	€-
Cash paid for:
Income taxes	€-	€-	€-
Interest	€-	€-	€-

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern Assumption

In preparing the consolidated financial statements, the management of the Company have given careful consideration to the future liquidity of the Company. During the year ended December 31, 2025, the Company incurred a net loss of €378,045 and had net cash used in operating activities from continuing operations of €(9,962). While the Company had shareholders’ equity of €141,967 as of December 31, 2025, the Company also had a working capital from continuing operations of €41,160.

In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, management has assessed the Company’s ability to continue as a going concern for at least twelve months from the reporting date and considered whether any material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s primary source of liquidity has historically been proceeds from equity financing. In accordance with IAS 1 Presentation of Financial Statements going concern assessment, management has assessed the Company’s ability to continue as a going concern for at least twelve months from the reporting date.

Since inception, the Company has incurred recurring operating losses and negative cash flows from operations. As disclosed in the annual financial statements as of December 31, 2024, conditions and events indicated a material uncertainty related to the Company’s ability to continue as a going concern due to historical losses and the need for additional financing.

In September 2025, the Company raised significant capital through the PIPE transaction (see Note 1). A substantial portion of the proceeds was invested in Solana tokens (“SOL”) as part of the Company’s treasury strategy. As a result, management believes the Company has sufficient liquidity to continue operations and meet its obligations for at least twelve months from the reporting date.

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

Net cash used in operating activities from continuing operations for the year was approximately €(9,962), and the Company held €16,199 in cash and cash equivalents as of December 31, 2025. Based on the current resources and forecast cash requirements, management expects the Company to meet its obligations for at least twelve months from the date of issuance.

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

Receivable for Private Company Shares

As of December 31, 2025, the Company had a receivable from a PIPE investor related to the investor’s obligation to deliver common shares of a private company to the Company. The receivable was initially measured at fair value in the amount of €8,489. During the year ended December 31, 2025, the Company recognized an impairment charge of €848, reducing the carrying value of the receivable to €7,641 as of December 31, 2025. Subsequently, the receivable was fully settled in February 2026 when the underlying shares were delivered to the Company.

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

As of December 31, 2025, the Company also held cash deposits in a US commercial bank Axos Bank and Terra Bank, amounting to €4,805 and €119, respectively. Up to $250,000 held on these accounts are insured by the US Federal Depositary Insurance Company. The Company performed a detailed credit risk assessment concerning the uninsured deposit held in these banks and determined that the credit risk is low, based on the following factors: (i) Axos Bank safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low risk liquid assets, as required by its US Federal regulatory obligations.

As of December 31, 2025, the Company also held cash deposits in a U.S. commercial bank, Terra Bank, amounting to less than $250,000, the maximum amount insured by the U.S. Federal Depositary Insurance Company.

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

	Historical Brera Holdings PLC(*)	Historical Juve Stabia (**)	Unaudited Pro Forma Adjustments (***)	Unaudited Pro Forma Combined
Revenue	€4,484	€6,973	€-	€11,457
Operating expense
Equity based expenses and warrants	269,125	-	-	269,125
General and administrative expense	37,871	10,280	567	48,718
Impairment of non-financial assets	81,999	-	-	81,999
Total operating expenses	388,995	10,280	567	399,842
Operating loss from continuing operations	(384,511)	(3,307)	(567)	(388,385)
Other income (expense):
Interest expense	(229)	(95)	-	(324)
Other income	6,297	468	-	6,765
Total other income	6,068	373	-	6,441

Loss before income taxes from continuing operations	(378,443)	(2,934)	(567)	(381,944)
Provision for income taxes	(1,109)	294	-	(815)
Net loss from continuing operations	(377,334)	(3,228)	(567)	(381,129)
Loss from discontinued operations, net of tax	(711)	-	-	(711)

Net loss	€(378,045)	€(3,228)	€(567)	€(381,840)

Attributable to the Company	(376,223)	(1,679)	(295)	(378,197)
Attributable to non-controlling interest	(1,822)	(1,549)	(272)	(3,643)
	(378,045)	(3,228)	(567)	(381,840)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,270	-	-	2,270
Total comprehensive loss	€(375,775)	€(3,228)	€(567)	€(379,570)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	45,142			45,142
Ordinary shares - Class B	2,269,090			2,269,090
Net loss per share from continuing operations - basic and diluted
Ordinary shares - Class A	(162.42)			(163.42)
Ordinary shares - Class B	(162.42)			(163.42)
Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	(0.15)			(1.57)
Ordinary shares - Class B	(0.15)			(1.57)

(*)	Includes the profit and loss activity of Juve Stabia from June 21, 2025 to December 31, 2025

(**)	Includes the profit and loss activity of Juve Stabia from January 1, 2025 through June 20, 2025 (date of acquisition)

(***)	Unaudited pro forma adjustment pertains to amortization of intangibles for the period of January 1, 2025 through June 20, 2025.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Juve Stabia (continued)

The following unaudited pro forma profit and loss of the Company for the year ended December 31, 2024 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2024

	Historical Brera Holdings PLC	Historical Juve Stabia	Unaudited Pro Forma Adjustments (*)	Unaudited Pro Forma Combined
Revenue	€1,193	€6,548	€-	€7,741
Operating expense
Equity based expenses and warrants	961	-	-	961
General and administrative expense	4,473	11,349	1,210	17,032
Impairment of non-financial assets	-	-	-	-
Total operating expenses	5,434	11,349	1,210	17,993
Operating loss from continuing operations	(4,241)	(4,801)	(1,210)	(10,252)
Other income (expense):
Interest expense	(8)	(130)	-	(138)
Other income	412	791	-	1,203
Total other income	404	661	-	1,065

Loss before income taxes from continuing operations	(3,837)	(4,140)	(1,210)	(9,187)
Provision for income taxes	-	115	-	115
Net loss from continuing operations	(3,837)	(4,255)	(1,210)	(9,302)

Loss from discontinued operations, net of tax	(1,212)	-	-	(1,212)

Net loss	€(5,049)	€(4,255)	€(1,210)	€(10,514)

Attributable to the Company	(4,428)	(2,111)	(629)	(7,168)
Attributable to non-controlling interest	(621)	(2,144)	(581)	(3,346)
	(5,049)	(4,255)	(1,210)	(10,514)
Other comprehensive income (loss):
Foreign currency translation adjustments	(28)	-	-	(28)
Total comprehensive loss	€(5,077)	€(4,255)	€(1,210)	€(10,542)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	65,950			65,950
Ordinary shares - Class B	58,634			58,634
Net loss per share from continuing operations - basic and diluted
Ordinary shares - Class A	(35.65)			(74.66)
Ordinary shares - Class B	(35.65)			(74.66)
Net loss per share from discontinued operations - basic and diluted
Ordinary shares - Class A	(9.76)			(9.72)
Ordinary shares - Class B	(9.76)			(9.72)

(*)	Unaudited pro forma adjustment pertains to amortization of intangibles for the year ended of December 31, 2024

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA (continued)

At the date control was lost, UYBA had total assets of approximately €4,300 and total liabilities of approximately €4,700, resulting in a net deficit position of approximately €365. See below table for details of the net deficit:

June 17, 2025
ASSETS
Current assets:
Cash	€268
Trade and other receivables	730
Inventory	4
Deposits and prepayments	24
Total current assets	1,026
Non-current assets:
Property and equipment	1,003
Right-of-use assets, net	458
Goodwill	471
Intangible assets	1,336
Total assets	€4,294

LIABILITIES AND NET DEFICIT
Current liabilities
Trade and other payables	€1,973
Deferred revenue	16
Lease liabilities	33
Loan payable	77
Bank overdraft	324
Total current liabilities	2,423

Non-current liabilities
Trade and other payables	1,104
Lease liabilities	506
Loan payable	625
Total non-current liabilities	2,235
Total liabilities	4,658
Net deficit	€(364)

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of UYBA (continued)

See the tables below for the summary of statement of operations of UYBA classified as discontinued operations as of and for the periods presented

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	€972	€1,693	€837
Operating expenses
Equity-based expenses and warrants	-	-	-
General and administrative expenses	1,599	3,008	2,460
Impairment of non-financial assets	-	-	-
Total operating expenses	1,599	3,008	2,460

Other income (expense):
Interest income (expense)	(22)	(65)	(51)
Other income	35	127	(17)
Net gain/loss on disposal of subsidiary	(97)	-	-
Total other expenses, net	(84)	62	(68)

Loss before income taxes	(711)	(1,253)	(1,691)
Provision for income taxes	-	41	41
Net loss	(711)	(1,212)	(1,732)

	December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities from discontinued operations	€(701)	€9	€(389)
Net cash provided by (used in) investing activities from discontinued operations	€(33)	€(208)	€(989)
Net cash provided by (used in) financing activities from discontinued operations	€488	€(137)	€-

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

For the year ended December 31, 2025, two customers individually accounted for approximately 25% and 21% of the Company’s total revenues, respectively. Revenue generated from these customers amounted to approximately €1,128 within the Digital Assets Treasury Portfolio and approximately €936 within the Legacy Sports Portfolio. No customer accounted for 10% or more of the Company’s total revenues during the years ended December 31, 2024 and 2023.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments (continued)

The below table reconciles segment income (loss) to consolidated income (loss) before income taxes for the periods presented:

	2025			2024			2023
	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated	Digital Assets Treasury	Legacy Sport Portfolio	Consolidated
Revenues	€1,535	€2,949	€4,484	€-	€1,193	€1,193	€-	€311	€311
Share based compensation	266,967	2,158	269,125	-	961	961	-	388	388
General and administrative expenses	19,939	17,932	37,871	-	4,473	4,473	-	3,670	3,670
Impairment of non-financial assets	66,052	15,947	81,999	-	-	-	-	-	-
Operating income (loss)	(351,423)	(33,088)	(384,511)	-	(4,241)	(4,241)	-	(3,747)	(3,747)
Interest income (expense)	-	(229)	(229)	-	(8)	(8)	-	47	47
Other income (expense)	(938)	7,235	6,297	-	412	412	-	521	521
Income (loss) before income taxes	€(352,361)	€(26,082)	€(378,443)	€-	€(3,837)	€(3,837)	€-	€(3,179)	€(3,179)

Revenues by geographical location are as follows:

	2025	2024	2023
Europe	€2,949	€1,193	€311
Other	1,535	-	-
Total	€4,484	€1,193	€311

Revenue generated from the Legacy Sport Portfolio is primarily derived from operations within Europe, reflecting the geographic concentration of that segment. Revenue generated from other locations primarily pertain to digital asset staking revenue which is inherently global in nature. This revenue is generated on a global basis and is not attributable to any specific geographic region.

NOTE 5 – EQUITY BASED COMPENSATION

Equity-based compensation consists of the following categories:

	2025	2024	2023
Equity based compensation for strategic advisors	€261,389	€-	€-
Equity based compensation for other parties	3,228
Restricted stock units, share options and restricted stock awards	4,508	961	190
Warrant expenses	-	-	198
Total	€269,125	€961	€388

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

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2025, 2024 and 2023, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	2025		2024		2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Net loss from continuing operations	(375,875)	(375,875)	(3,837)	(3,837)	(3,179)	(3,179)
Net loss from discontinued operations	(348)	(348)	(1,212)	(1,212)	(1,732)	(1,732)
Allocation of net loss from continuing operations between Class A and Class B Ordinary Shares	(7,332)	(368,543)	(2,031)	(1,806)	(2,147)	(1,032)
Allocation of net loss from discontinued operations between Class A and Class B Ordinary Shares	(7)	(342)	(642)	(570)	(1,170)	(562)
Denominator:
Weighted average shares	45,142	2,269,090	65,590	58,634	77,000	37,021
Basic and diluted net loss per share from continuing operations	(162.42)	(162.42)	(35.65)	(35.65)	(27.89)	(27.89)
Basic and diluted net loss per share from discontinued operations	(0.15)	(0.15)	(9.76)	(9.76)	(15.19)	(15.19)

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

The following table presents the Company’s digital asset holdings as of December 31, 2025. The Company did not hold any digital assets as of December 31, 2024:

	Quantity	Cost Basis	Carrying Value
SOL	787,331	133,619	83,377
SOL, restricted	153,155	27,278	11,469
Total digital assets	940,486	160,897	94,846

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – FINANCIAL ASSETS AND LIABILITIES

The following table sets out the financial assets as at the end of the reporting period:

	December 31,
	2025	2024
Financial assets
Cash	€16,199	€1,522
Accounts receivable and other receivables, net	4,117	352
Receivable for private company shares	7,641	-
Loans receivable*	94	311
Total	€28,051	€2,185

*	Loans receivable for the years ended December 31, 2025 and 2024 is presented in the statement of financial position under prepayments and other current assets.

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

Financial Asset at Amortized Cost	12-Month or Lifetime ECL	Gross Carrying Amount EUR	Loss Allowance EUR	Net carrying Amount EUR
2025
Accounts receivables	Lifetime ECL - Not credit-impaired	5,006	889	4,117
Other receivables	12-month ECL	-	-	-
		5,006	889	4,117
2024
Accounts receivables	Lifetime ECL - Not credit impaired	361	9	352
Other receivables	12-month ECL	-	-	-
		361	9	352

	December 31,
	2025	2024
Financial assets
Opening ECL Allowance	9	-
ECL allowance- Juve Stabia acquisition	253	-
Increase in lifetime ECL - charged to profit or loss	1,540	9
Write-offs during the year (against ECL)	(913)	-
Total ECL Allowance	889	9

During 2025, the total credit losses recognized in profit or loss amounted to €1,540 which includes write-offs amounting to €913 against these credit losses, comprising €585 against accounts receivables and €328 against loans to related parties.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the financial liabilities at the end of the reporting period:

	December 31,
	2025	2024
Accounts payable and long term payables	€16,409	€1,466
Accruals and other current liabilities	1,399	6
Other long-term liabilities	842	251
	€18,650	€1,723

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

Other long-term liabilities amounted to €842 and €251 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, other long-term liabilities consisted of €731 of tax liabilities, €106 of contingent consideration and €5 of warrant liabilities. As of December 31, 2024, other long-term liabilities consisted of €120 of contingent consideration, €51 of warrant liabilities and €80 of loan payables.

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

As of December 31, 2025, the Company recognized provisions totaling €842 in relation to legal claims and contingencies associated with its subsidiary, Juve Stabia. The amount is recorded within current and non-current accounts payable in the consolidated statement of financial position.

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

NOTE 12 – INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31,
	2025	2024	2023
Net loss before taxes for the period	379,154	5,090	4,871
Permanent differences	361,361	1,679	-
Expected income tax recovery at statutory income tax rates	5,003	509	(7)
Difference in tax rates, foreign exchange, and other	-	-	-
Change in deferred tax assets not recognized	-	(509)	7
Income tax recovery	5,003	-	-

Statutory income tax rate	%
Italy	24.0%
Macedonia	10.0%
Ireland - Trading income	12.5%
Ireland - Non-trading income	25.0%

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31,
	2025	2024
Deferred tax assets/(liabilities)	5,003	509
Net operating loss carryforwards	17,792	3,411
Deferred tax assets not recognized	(5,003)	(3,920)
Deferred tax on amortization of intangible assets	(2,413)	-
Net deferred tax asset/(liabilities)	(2,413)	-

As of December 31, 2025 and 2024, the Company has approximately $17,792 and $3,411 of non-capital losses that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire - with the exception of €136 that expire over 3 years. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The corporate tax rate for trading income in Ireland is 12.50%, while certain categories of non-trading income are subject to corporate tax at 25.0% for the years ended December 31, 2025, 2024 and 2023.

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

The Company received the aggregate gross proceeds of approximately €253,900 from the PIPE Offering in exchange for the issuance of 6,150,552 Class B Ordinary Shares, which resulted in an increase to the Company’s Share Capital of €2.6 million, representing the nominal value of the Class B Ordinary Shares issued, and an increase to the Company’s Other Reserves of approximately €143.3 million, net of transaction costs directly attributable to the equity issuance. A portion of the PIPE proceeds was received in the form of non-cash contributions, consisting of SOL €1,349, Locked SOL €30,229, USDC of €49,715, USDT of €17,685, and private company common shares with an estimated fair value of €8,434, with the remainder received in cash.

The Company allocated the proceeds from the PIPE Offering among the Class B Ordinary Shares, PIPE Common Warrants and PIPE Pre Funded Warrants on a relative fair value basis. For purposes of the allocation, the Company used the estimated fair values of each instrument at the issuance date. The estimated fair value used for the Class B Ordinary Shares was approximately €1,295,894. The estimated fair value used for the PIPE Common Warrants was approximately €1,281,409 and the estimated fair value used for the PIPE Pre Funded Warrants was approximately €108,525 million.

Based on the relative fair value allocation, net of transaction costs, approximately €67,790 of the PIPE proceeds was allocated to the Class B Ordinary Shares, approximately €69,606 was allocated to the PIPE Common Warrants, and approximately €5,896 was allocated to the PIPE Pre Funded Warrants. Transaction costs directly attributable to the PIPE Offering were recorded as a reduction of equity. After giving effect to such transaction costs, the Company recorded approximately €143,357 as a net increase to the Shareholders’ Equity, consisting of €2,602 recorded to Share Capital and €145,959 recorded to Other Reserves.

The Class B Ordinary Shares issued in connection with the PIPE Offering were recorded at nominal value of $0.50 per share within Share Capital, with the excess proceeds, net of directly attributable transaction costs, recorded within Other Reserves. The warrant instruments issued in connection with the PIPE Offering were classified as equity instruments and recorded within Other Reserves. No subsequent fair value remeasurement is required for these equity classified instruments.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 2025 PIPE Transaction (continued)

In connection with the September 2025 PIPE transaction, the Company entered into a Strategic Advisory Agreement for the advisory services provided by the strategic advisors during the PIPE transaction and for future advisory services and issued fully vested equity warrants in exchange for these services. The Company recorded €261,389 as equity-based compensation expenses for these equity warrants. Refer to Note 5, Equity-based compensation expenses, Note 14, Share-based compensation, and Note 16 for more details on the terms, accounting treatment and measurement of these

Excess Issuance of Class B Ordinary Shares to Related Parties and others

In September 2025, the Company issued approximately 54,000 excess Class B Ordinary Shares to the Company’s Chairman of the Board of Directors and entities related to him as well as to other unrelated individuals, due to a clerical error. In connection with this matter, the Company recorded this error as Share pending cancellation within the Shareholders Capital amounting to €22, representing approximately 54,000 shares multiplied by US$0.50 par value of share. The amount was deducted from the Company’s Share Capital, and a corresponding Shares pending cancellation was recorded within equity in the consolidated balance sheet. This matter did not affect the Company’s consolidated statement of profit or loss or consolidated statement of cash flows for the year ended December 31, 2025. The matter has not been resolved as of the date of the issuance of this report; however legal recovery and cancellation efforts are ongoing. The aforementioned shares have been included in the Company’s weighted average shares calculation for loss per share.

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

EQUITY WARRANTS ISSUED

Equity Warrants Issued to Unrelated Parties

2023 Revere Warrants

During the year ended December 31, 2023, the Company issued a 5 year warrant to purchase 1,050 Class B Ordinary Shares to Revere, the IPO underwriter. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of US$0.50 per share. The Company used the Black Scholes option pricing model to measure the initial value of these warrants and recorded €198 at inception as a warrant liability and a charge to Other Reserves. Since a variable number of shares may be issued for this warrant under certain circumstances, IAS 32 requires it be recorded as a financial liability. As of December 31, 2025, 2024 and 2023, we adjusted the fair value of the warrant liability using the Black Scholes option pricing model to €7, €49 and €213, respectively. During the years ended December 31, 2025, 2024 and 2023, we recorded other income (expense) of €42, (€15) and €164, respectively, in the Consolidated Statements of Profit or Loss as a change in the fair value of the warrant liability.

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Warrants Issued to Investors in 2025 Private Placements (continued)

September 2025 PIPE Common Warrants: In connection with the PIPE Offering that was closed in September 2025, the Company issued Class B Ordinary Shares together with free standing PIPE Common Warrants and PIPE Pre Funded Warrants. The Company issued an aggregate of 66,666,668 PIPE Common Warrants (including 7,304,444 warrants issued to certain related parties), each exercisable for one Class B Ordinary Share at an exercise price of $6.75 per share; these warrants were immediately exercisable and expire 36 months from the date of issuance. The PIPE Common Warrants include customary anti dilution adjustments for stock splits, stock dividends and similar recapitalization events, as well as provisions requiring assumption by a successor entity in the event of a fundamental transaction. The warrants do not contain provisions that require or permit cash settlement. The Company classified the PIPE Common Warrants as equity instruments because they were exercisable for a fixed number of shares and at a fixed exercise price, and do not include a contractual obligation for the Company to deliver cash or another financial asset. The PIPE Common Warrants were recognized within equity at initial recognition and are not subsequently remeasured.

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

Activity related to the warrants are as follows:

	Series A Shares	Series B Shares	Class B Shares
Outstanding, December 31, 2022	-	-	1,054
Granted during the year	-	-	1,050
Outstanding, December 31, 2023	-	-	2,104
Granted during the year	3,815	-	-
Outstanding, December 31, 2024	3,815	-	2,104
Granted during the year	1,305	1,134	9,532,953
Exercised during the year	(4,413)	(1,134)	(1,850,150)
Outstanding, December 31, 2025	707	-	7,684,907

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

The Company evaluated the amendment under IFRS 2, Share-based Payment, and reflected the amended exercise terms in its valuation of the Strategic Advisor Common Warrants 2 as of December 31, 2025 and concluded that no incremental expense is being recognized due to this amendment.

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

For the year ended December 31, 2025, the Company recognized a total of €261,389 as share-based compensation expenses with respect to the Strategic Advisors Warrants issued based on the amended terms and management’s assessment of the related service and performance conditions as of December 31, 2025.

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

During the year ended December 31, 2025, the Company granted restricted stock units (“RSUs”) totaling 64,667 Class B Ordinary Shares, with a nominal value of US$0.50 per share, to twenty-five individuals and two corporate entities. Of these awards, 35,350 RSUs vested immediately upon grant, while a total of 26,667 shares are subject to service-based vesting and will vest evenly on a quarterly basis over a two-year period, with 3,333 shares vesting each quarter. Further 334, 334 and 332 RSUs are subject to service based vesting periods of one, two, and three years, respectively. The grant date fair value of the RSUs ranged from US$59.50 to US$251.20 per share. During the year ended December 31, 2025, a total of 35,850 Class B Ordinary Shares were issued in settlement of vested RSUs. The Company recorded €4,345 of Restricted Stock Unit related compensation expense during the year ended December 31, 2025. Separately, the Company issued 1,650 Class B Ordinary Shares with a fair value of €96 to an external legal advisor in connection with the PIPE transaction. These shares were accounted for as share issuance costs and recorded as a reduction of the related PIPE proceeds and are not included in the RSU activity described above. In addition, the Company recorded accrued share based compensation of approximately €98 related to 151,111 RSUs intended to be granted to employees, which had not yet been formally approved by the Board of Directors as of December 31, 2025. The awards are expected to vest over a four year service period. The estimated fair value of these RSUs was approximately US$1.91 per share. As the awards had not been formally approved as of year end, they are not included in the RSU grants disclosed above.

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

Remaining term: The remaining term is based on the remaining contractual term of the options.

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Based Compensation (continued)

Activity related to the share options is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years
Outstanding, December 31, 2023	2,000		$200	6.6
Outstanding, December 31, 2024	2,000		$200	5.6
Options exercised	(1,500)		$200
Outstanding, December 31, 2025	500		$200
Options forfeited	(500)		(200)
Exercisable, December 31, 2025	0	$

NOTE 15 - COMMITMENTS AND CONTINGENCIES

On April 24, 2026, the Company terminated its Chief Executive Officer. Following the termination, the Company received correspondence from the former executive asserting claims relating to his employment, compensation arrangements, equity awards, and separation terms. No formal legal proceedings have been commenced against the Company as of the date of this report, and the matter remains in dispute.

In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Given the preliminary stage of the matter, the range of possible outcomes, and the absence of sufficient information to quantify any potential financial effect, the Company is unable to make a reliable estimate of the amount of any potential obligation. Accordingly, no provision has been recorded in these financial statements. The Company believes it has meritorious defenses to the claims asserted and intends to defend its position vigorously. The Company will continue to monitor developments and will recognize a provision if and when the recognition criteria of IAS 37 are satisfied.

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

Financial Statements Impact

The nature and amount of related party transactions for the years ended December 31, 2025 and December 31, 2024 are as follows:

Consolidated Profit and Loss Account

	2025	2024	2023
Revenues	€1,549	€28	€-
Equity based expenses: strategic advisors	(261,389)	-	-
Equity based expenses: other related parties	(6,212)	(423)	(20)
General and administrative expenses	(1,971)	(1,119)	-
Other income (expense)	(780)	1	-
Total related party transactions reported in the Consolidated Statement of Profit or Loss	(268,803)	(1,513)	(20)

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

	2025	2024
Accounts receivable and other receivables, net:	€91	€8
Directors and former directors	1	4
Affiliates of directors and former directors	90	4
Prepaid expenses and other current assets:	€622	€295
Directors and former directors	622	-
Affiliates of directors and former directors		263
Other related parties		32
Prepayment for digital assets:	€28,680	€-
Other related parties	28,680	-
Digital assets:	€78,174	€-
Affiliates of directors and previous directors	78,174	-
Accounts payable:	€345	€177
Directors and former directors	219	140
Affiliates of directors and former directors	57	37
Minority shareholders	69
Other long-term liabilities:	€-	€197
Directors and former directors	-	197

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

BRERA HOLDINGS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS

On January 14, 2026, the Company settled its pending SOL purchase transaction with a related party, and received a total of 13,898 SOL tokens into its custody. The terms of this purchase transaction were at market at the time when the transaction was entered into in 2025.

On January 19, 2026, Daniel McClory resigned from the Company’s Board of Directors, effective immediately. The resignation was not due to any disagreement. Concurrently, the Company entered into a consulting agreement with Mr. McClory for advisory services related to strategic and capital markets matters with a two year term. As compensation, Dan McClory is entitled to receive, subject to approval of the Company’s board of directors, a grant of restricted stock units with respect to a number of Class B Ordinary Shares equal to $200,000 divided by the average closing price per share on the five trading days preceding the date of the agreement, vesting in eight equal quarterly installments over the two-year term, subject to Dan McClory’s continuous provision of services. In addition, he is entitled to a success fee equal to 5% of the aggregate consideration of any corporate opportunity introduced by Mr. McClory and ultimately consummated by the Company, relating to the Company’s digital assets and infrastructure business.

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

On January 22, 2026, the Company entered into a Validator Services Agreement with RockawayX Infra Ltd., which is a party related to the Company, to continue the operation and maintenance of a Solana validator in the United Arab Emirates to support the Company’s staking activities. RockawayX is responsible for all operating costs and activities related to the validator, while the Company is entitled to 100% of protocol-native staking rewards from its delegated SOL, and RockawayX retains non-staking economic benefits, including MEV-related income. The Company is not required to stake any SOL with the validator or to do so exclusively. The agreement remains in effect until terminated by either party upon 30 days’ written notice in the event of an uncured material breach.

On February 5, 2026, The Company terminated the previously announced non-binding term sheet with RockawayX Holding a.s. relating to the proposed acquisition of RockawayX a.s.

On February 9, 2026, the Company entered into an Advisory Services Agreement with the Pulsar Group Ltd. Refer to Note 16, Related Parties Transactions, for more information.

In February 2026, the Company received a notice of exercise from RBCH Ltd. pursuant to which RBCH Ltd., a party related to the Company, exercised pre-funded warrants to purchase 187,899 Class B Ordinary Shares of the Company. The pre-funded warrants were exercised for cash at an exercise price of US$0.50 per pre-funded warrant share, and the Company received the related cash proceeds shortly after the exercise notice was submitted. Following the exercise, the Company issued the applicable Class B Ordinary Shares in accordance with the terms of the pre-funded warrant exercise notice.

In May 2026, the Company received an additional notice of exercise from RBCH Ltd. pursuant to which RBCH Ltd., a party related to the Company, exercised pre-funded warrants to purchase 273,212 Class B Ordinary Shares of the Company. The pre-funded warrants were exercised for cash at an exercise price of US$0.50 per pre-funded warrant share, resulting in aggregate cash proceeds of approximately US$136,606. The cash proceeds were received around the date when the exercise notice was submitted, and the Company issued the related Class B Ordinary Shares in accordance with the terms of the pre-funded warrant exercise notice.

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

On April 24, 2026, Marco Santori was terminated as the Chief Executive Officer and director of the Company. Refer to Note 15 for more information on related legal matters.

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